Form 20-F
period 2003-03-31
UNITED UTILITIES PLC
filed 2003-06-09
CIK 1053775

Securities and Exchange Commission
Washington, D.C. 20549

FORM 20-F

Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended 31 March 2003

or

Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number: 82-1-14744

United Utilities PLC
(Exact name of Registrant as specified in its charter)

England	Dawson House, Great Sankey, Warrington WA5 3LW, England
(Jurisdiction of incorporation or organisation)	(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12 (b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares	New York Stock Exchange
each of which represents 2 Ordinary Shares

Ordinary Shares of £1 each	New York Stock Exchange*

*Not for trading, but only in connection with the registration of American Depositary Shares representing such Ordinary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

Ordinary Shares of £1 each 556,526,651 (as of 31 March 2003).

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes        No

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17       Item 18

Introduction

In this report references to “company” or “United Utilities” are to United Utilities PLC, either alone or together with its consolidated subsidiaries, as the context requires. References to “group” are to United Utilities PLC together with its consolidated subsidiaries. References to “United Utilities Electricity” are to United Utilities Electricity PLC, to “Your Communications” are to Your Communications Group Limited and subsidiaries, to “United Utilities Contract Solutions” are to United Utilities Contract Solutions Holdings Limited, to “United Utilities Green Energy” are to United Utilities Green Energy Limited, to “United Utilities Australia” are to United Utilities Australia Pty Limited, to “United Utilities Networks” are to United Utilities Networks Limited and, up until 31 March 2003, the metering and connections activities of United Utilities Water and United Utilities Electricity, to “United Utilities Customer Sales” are to United Utilities Customer Sales Limited and the customer relationship activities of United Utilities Water, to “United Utilities Service Delivery” are to United Utilities Service Delivery PLC and to the regulated activities of United Utilities Water and United Utilities Electricity, and to “United Utilities Water” are to United Utilities Water PLC, which are all wholly owned subsidiaries of the company. References to “Vertex” are to Vertex Data Science Limited which is 85.6% owned by the company.

References to the “2003 annual report to shareholders” are to the United Utilities PLC annual report & accounts 2003. Excerpts of the 2003 annual report to shareholders are incorporated by reference herein.

References are also made to specific terms which bear the following meanings:

–	“Megawatt” (MW)	–	a megawatt is a unit of power equal to one million watts.
–	“Gigawatt” (GW)	–	a gigawatt is a unit of power equal to one billion (one thousand million) watts.
–	“Gigawatt-hour” (GWh)	–	one gigawatt-hour represents one hour of electricity consumption at a constant rate of 1GW.
–	“Kilowatt” (kW)	–	a kilowatt is a unit of power equal to one thousand watts.
–	“Kilolitre”	–	one kilolitre equals one thousand litres.
–	“Megalitre” (Ml)	–	one megalitre equals one million litres.

The company’s registered office is located at Dawson House, Great Sankey, Warrington WA5 3LW, England and its telephone number is 00-44-1925-237000. The website address is www.unitedutilities.com

The company’s financial year ends on 31 March of each year. Unless the context otherwise requires, references in this report to “financial year” or “year” are to the twelve months ended on 31 March of that year. Unless otherwise indicated, the financial information contained in this report has been prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP). Item 17 contains reconciliations from UK GAAP of net income, shareholders’ equity and financial position to accounting principles generally accepted in the United States of America (US GAAP). Unless otherwise indicated, a reference in this report to “consolidated financial statements” is to the audited consolidated financial statements of the company (together with accompanying notes) prepared at the end of each financial year, and can be found on pages 46 to 74 of the 2003 annual report to shareholders. Unless otherwise indicated, financial information for the group included in this report is presented on a consolidated basis and references to “turnover” (revenue) with respect to a business segment are to the gross turnover of such a segment (i.e. including share of joint ventures).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements with respect to the financial condition, results of operations and business of the company.

Statements that are not historical facts, including statements about the company’s beliefs and expectations, are forward-looking statements. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “potential”, “reasonably possible”, “targets” and variations of these words and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act 1995. These statements are based on current plans, estimates and projections, and therefore investors should not rely on them. Forward-looking statements speak only as of the date they are made, and the company undertakes no obligation to update publicly any of them in light of new information or future events.

The company may also make written and/or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission on Forms 6-K, in the annual report to shareholders, in proxy statements, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by officers, directors or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. The company cautions investors that a number of important factors could cause actual results to differ materially from those anticipated or implied in any forward-looking statements. These factors include: (i) the effect of, and changes in, regulation and government policy; (ii) the effects of competition and price pressures; (iii) the ability of the company to achieve cost savings and operational synergies; (iv) the ability of the company to service its future operations and capital requirements; (v) the timely development and acceptance of new products and services by the company; (vi) the effect of technological changes; and (vii) the company’s success at managing the risks of the foregoing. The company cautions that the foregoing list of important factors does not address all the factors that could cause results to differ materially.

2      United Utilities Annual Report on Form 20-F 2003

ITEM 1  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3  KEY INFORMATION

SELECTED FINANCIAL DATA

The selected financial data set out below was extracted or derived from the consolidated financial statements. The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, such consolidated financial statements and their accompanying notes, together with the “Operating review” and the “Financial review” on pages 4 to 19 and 26 to 29, respectively, of the 2003 annual report to shareholders, incorporated by reference herein. The selected financial data for the years ended 31 March 2003, 2002 and 2001 and as of 31 March 2003 and 2002 as well as other information included elsewhere in this document are extracted from the 2003 annual report to shareholders and the group’s historical consolidated financial statements and related notes.

United Utilities prepares its consolidated financial statements in accordance with UK GAAP, which differs in certain respects from US GAAP. Included in this document, as listed in the index in item 17, is a description of the significant differences between UK GAAP and US GAAP applicable to United Utilities and reconciliations of profit after taxation (or net income) and equity shareholders’ funds (or shareholders’ equity) and the financial position under UK GAAP and those under US GAAP.

Under UK GAAP, United Utilities’ accounting policy with respect to telecommunications network capacity sales has been changed as described in note 1(a) to the consolidated financial statements. Consequently, the results under UK GAAP shown below for the financial years 2002, 2001, 2000 and 1999 have been restated. The telecommunications network capacity sales change in accounting policy results in a UK GAAP policy that is aligned to US GAAP. Under UK GAAP, the group has adopted UITF 34 “Pre-contract costs”, the application of which is reflected in the current and prior year reported results as described in note 1(a) to the consolidated financial statements. The UK GAAP accounting policy for “Pre-contract costs” is aligned to US GAAP.

The discontinued operations within the selected financial data relate to the sale of the energy supply business in August 2000.

United Utilities Annual Report on Form 20-F 2003      3

Selected Consolidated Financial Data
Amounts in accordance with UK GAAP

		(1)			Restated	(2)	Restated	(2)	Restated	(2)	Restated	(2)
	2003		2003		2002		2001		2000		1999
	$		£		£		£		£		£
Financial year ended 31 March	(in millions, except for information given per share and per ADS)

Consolidated income statement data
Group turnover from continuing operations	2,968.5		1,878.8		1,786.2		1,490.9		1,564.3		1,458.4

Group turnover from discontinued operations(3)	–		–		–		201.5		792.0		818.5

Total group turnover	2,968.5		1,878.8		1,786.2		1,692.4		2,356.3		2,276.9

Exceptional items(4)	7.4		4.7		(11.9)		174.6		(31.0)		(31.9)

Net interest payable	365.6		231.4		230.6		220.3		206.0		203.2

Profit before tax	517.5		327.5		302.8		477.7		457.0		455.9

Profit after tax and minority interests	438.9		277.8		261.8		341.3		364.9		292.3

Dividends	(418.4)		(264.8)		(260.9)		(254.9)		(248.8)		(243.6)

Basic earnings per share	$0.79		50.0	p	47.3	p	61.9	p	66.3	p	53.4	p

Diluted earnings per share	$0.79		49.8	p	47.2	p	61.6	p	65.9	p	52.8	p

Dividend per share	$0.75		47.6	p	47.0	p	46.1	p	45.2	p	44.3	p

Dividend per ADS(6)	$1.50		95.2	p	94.0	p	92.2	p	90.4	p	88.6	p

Average number of ordinary shares in issue – basic (million)			556.1		553.5		551.1		550.2		547.2

Average number of ordinary shares in issue – diluted (million)			557.6		555.2		553.7		553.6		554.1

As at 31 March					Restated		Restated		Restated		Restated
	2003		2003		2002		2001		2000		1999
	$m		£m		£m		£m		£m		£m

Consolidated balance sheet data
Total assets	13,257.8		8,391.0		7,665.5		7,485.7		6,888.8		6,633.1

Long-term obligations	6,961.8		4,406.2		3,772.5		3,335.5		2,760.0		2,623.9

Equity shareholders’ funds	4,003.1		2,533.6		2,519.2		2,583.0		2,354.8		2,238.3

Share capital and share premium	1,944.7		1,230.8		1,227.5		1,209.5		1,195.6		1,192.0

Financial year					Restated		Restated		Restated		Restated
	2003		2003		2002		2001		2000		1999

Other financial data
Adjusted basic earnings per share(7)	$0.77		48.8	p	50.9	p	40.3	p	60.8	p	51.7	p

Adjusted diluted earnings per share(7)	$0.77		48.6	p	50.7	p	40.1	p	60.4	p	51.0	p

Ratio of earnings to fixed charges(8)			2.4	x	2.3	x	3.2	x	3.4	x	3.4	x

Interest cover(9)			2.4	x	2.3	x	3.2	x	3.2	x	3.2	x

Adjusted interest cover(10)			2.4	x	2.4	x	2.3	x	3.0	x	3.1	x

Net leverage(11)			57.1%		54.9%		52.1%		54.6%		51.6%

4      United Utilities Annual Report on Form 20-F 2003

Selected Consolidated Financial Data
Amounts in accordance with US GAAP

Financial year ended 31 March	2003	(1)	2003		2002		2001		2000		1999
	$		£		£		£		£		£
					(in millions, except for information given per share)

Consolidated income statement data
Group turnover(12)	2,903.9		1,837.9		1,786.2		1,692.4		2,356.3		2,276.9

Operating profit from continuing operations before interest and tax(5)	787.0		498.1		463.1		422.5		524.3		521.5

Profit on disposal of businesses	–		–		–		167.0		–		–

Profit before tax from continuing operations	844.7		534.6		252.8		261.8		387.1		390.0

Profit after tax and minority interests from
continuing operations(13)	656.8		415.7		150.2		72.6		372.8		232.7

Profit after tax and minority interests from
discontinued operations(3)	–		–		–		125.2		43.6		29.2

Profit after tax and minority interests	656.8		415.7		150.2		197.8		416.4		261.9

Basic earnings per share from continuing operations(14)	$1.18		74.8	p	27.1	p	13.2	p	67.8	p	42.5p

Basic earnings per share from discontinued operations(14)	–		–		–		22.7	p	7.9	p	5.4p

Basic earnings per share	$1.18		74.8	p	27.1	p	35.9	p	75.7	p	47.9p

Diluted earnings per share from continuing operations	$1.18		74.5	p	27.1	p	13.1	p	67.4	p	42.3p

Diluted earnings per share from discontinued operations	–		–		–		22.7	p	7.9	p	5.3p

Diluted earnings per share	$1.18		74.5	p	27.1	p	35.8	p	75.3	p	47.6p

Average number of ordinary shares in issue – diluted (million)			558.2		555.2		552.3		553.0		550.5

As at 31 March	2003 $m	(1)	2003 £m	2002 £m		2001 £m		2000 £m	1999 £m

Consolidated balance sheet data
Total assets	15,375.3		9,731.2	8,814.7		8,445.3		7,942.2	7,712.9

Long-term obligations	8,830.0		5,588.6	4,652.0		3,895.0		3,226.5	3,173.6

Shareholders’ equity	4,510.6		2,854.8	2,920.1		3,077.0		3,090.1	2,916.0

Capital stock	879.3		556.5	555.9		552.9		550.5	549.9

Financial year			2003	2002		2001		2000	1999

Other financial data
Ratio of earnings to fixed charges(8)			3.1x	2.0	x	3.0	x	3.3x	3.1x

(1)	US dollar amounts have been translated from sterling at the rate of £1.00 = $1.58, the Noon Buying Rate on 31 March 2003. These translations are not representations that pounds have been, could have been, or can in the future be converted into US dollars at this or any other rate of exchange and are solely for the convenience of the reader.
(2)	Under UK GAAP, the group has changed its accounting policy with respect to telecommunications network capacity sales, as described in note 1(a) to the consolidated financial statements. Consequently the results under UK GAAP have been restated. The telecommunications network capacity sales change in accounting policy results in a UK GAAP policy that is aligned to US GAAP. Under UK GAAP, the group has adopted UITF 34 “Pre-contract costs”, the application of which is reflected in the current and prior year reported results as described in note 1(a) of the consolidated financial statements. The UK GAAP accounting policy for “Pre-contract costs” is aligned to US GAAP.
(3)	Discontinued operations relate to the sale of the energy supply business in August 2000.
(4)	Exceptional items, which are disclosed separately under UK GAAP in accordance with FRS3 Reporting Financial Performance, comprise:

Financial year	2003 $m (1)	2003 £m	2002 £m	2001 £m	2000 £m	1999 £m

UK GAAP
Business restructuring	(6.0)	(3.8)	(11.9)	(16.6)	(21.5)	–

Withdrawal from infrastructure management in the Americas	53.7	34.0	–	–	–	–

FRS11 adjustment to carrying value of telecoms assets	(40.3)	(25.5)	–	–	–	–

Year 2000 costs	–	–	–	–	(9.5)	(31.9)

Profit on disposal of the energy supply business	–	–	–	191.2	–	–

	7.4	4.7	(11.9)	174.6	(31.0)	(31.9)

United Utilities Annual Report on Form 20-F 2003     5

(5)	Operating profit from continuing operations before interest and tax is stated after the items from continuing operations scheduled below. The following table sets out the US GAAP equivalent to UK GAAP exceptional items (i.e. the restructuring charges, the profit on disposal of the energy supply business, withdrawal from infrastructure management in the Americas, adjustment to the value of telecommunications assets and Year 2000 costs) from continuing and discontinued operations:

Financial year	2003 (1)	2003	2002	2001	2000	1999
	$m	£m	£m	£m	£m	£m

US GAAP
Continuing operations

Business restructuring	(6.0)	(3.8)	(11.9)	(16.6)	(21.5)	–

Withdrawal from infrastructure management in the Americas	(6.8)	(4.3)	–	–	–	–

Year 2000 costs	–	–	–	–	(7.1)	(26.5)

Currency translation adjustment	(10.7)	(6.8)	(41.3)	–	–	–

	(23.5)	(14.9)	(53.2)	(16.6)	(28.6)	(26.5)

Discontinued operations

Profit on disposal of the energy supply business	–	–	–	167.0	–	–

Year 2000 costs	–	–	–	–	(2.4)	(5.4)

	–	–	–	167.0	(2.4)	(5.4)

The amounts for business restructuring and Year 2000 costs are the same under UK and US GAAP.

For the withdrawal from infrastructure management in the Americas, the reduction under US GAAP of £38.3 million relates to the provision at 31 March 2002 reflecting the group’s share of net liabilities in IEBA, the Argentine utility. In the year ended 31 March 2003, the group concluded it no longer had a participating interest and therefore ceased to account for the investment as a joint venture, with the resulting release of the £38.3 million (restated for UITF 34 Pre-contract costs) share of liabilities included within provisions under UK GAAP. Under US GAAP, no share of liabilities was recorded at 31 March 2002 as an investor should discontinue recording losses of an investment when the investment has been reduced to zero unless the investor has an obligation or commitment to fund these liabilities.

The currency translation adjustments under US GAAP relate to Argentina. Under UK GAAP, currency translation adjustments on net borrowings used to finance foreign investments are taken to the statement of total recognised gains and losses to offset the foreign exchange exposure. Under US GAAP, this offset is not available since the group elected not to designate derivative instruments as hedges in the year ended 31 March 2002. In the year ended 31 March 2003, there is no currency translation adjustment resulting from the investment in IEBA since the investment had been reduced to zero at 31 March 2002.

The reduction under US GAAP on profit on disposal of the energy supply business in August 2000 of £24.2 million relates to a £36.0 million difference in the onerous contract provisions released on disposal due to the application of discounting under UK GAAP offset by £11.8 million due to the lower carrying value of goodwill under US GAAP which had been amortised. Under UK GAAP, goodwill had previously been written off to reserves, but on disposal it is included in the profit and loss account as a realised cost of disposal.

Under UK GAAP, the group has performed an impairment review within its telecommunications business in accordance with FRS 11. This resulted in an exceptional adjustment to value of £25.5 million representing tangible asset of £14.6 million, intangible assets of £8.6 million and goodwill of £2.3 million. Under US GAAP, there was no indication of impairment of tangible or intangible assets in the telecommunications business on an undiscounted cash flow basis in accordance with SFAS 144. In addition, no impairment of goodwill under SFAS 142 was required.

(6)	Calculated based on a ratio of two ordinary shares to one ADS.

(7)	Adjustments are made to profit to eliminate exceptional items, discontinued operations and goodwill amortisation in calculating adjusted earnings per share. A detailed calculation under UK GAAP is shown in note 10 to the consolidated financial statements and adjusted earnings per share is presented on the face of the profit and loss account. This adjusted measure has been included to provide information on the underlying business performance.

(8)	For the purposes of calculating the ratio of earnings to fixed charges, “earnings” consists of profit on ordinary activities before tax before adjustment for minority interests in consolidated subsidiaries and profits or losses from joint ventures plus fixed charges, and amortisation of capitalised interest less capitalised interest and minority interests. “Fixed charges” consists of interest expensed and capitalised plus amortised premiums, discounts and capitalised expenses related to indebtedness and the interest portion in rent expense.

(9)	Interest cover is calculated as the number of times the interest charge for the period is covered by profit before interest and tax.

(10)	Adjusted interest cover is calculated as the number of times the interest charge for the period is covered by profit from continuing operations before non-operating items, goodwill amortisation, exceptional items, interest and tax. This measure has been included to provide information on the ability of the underlying business to finance its operations.

(11)	Net leverage is defined as net debt (loans, finance leases and overdrafts less cash at bank and in hand and managed funds and short-term investments) as a percentage of net debt plus equity shareholders’ funds.

(12)	The difference between group turnover in 2003 under US GAAP of £1,837.9 million and group turnover under UK GAAP of £1,878.8 million is due to the revenue recognition difference between UK and US GAAP of £40.9 million as shown in note 36(m) of the summary of differences between UK and US GAAP included as listed in the index in item 17.

(13)	The increase in profit after tax in 2003 under US GAAP is principally due to the gain on the movement of the fair value of derivative instruments of £198.3 million arising from reduced interest rates, compared with a charge of £41.6 million in 2002. This UK to US GAAP adjustment, along with other adjustments is shown in the reconciliations of net income and shareholders’ equity between UK and US GAAP included as listed in the index in item 17.

(14)	For the purposes of calculating basic earnings per share, the weighted average number of shares in issue under US GAAP is the same as under UK GAAP.

6      United Utilities Annual Report on Form 20-F 2003

EXCHANGE RATES
In this report, unless otherwise specified or unless the context requires otherwise, all references to “pound”, “sterling”, “pounds sterling”, “£”, “p” and “pence” are to the lawful currency of the United Kingdom of Great Britain and Northern Ireland (“United Kingdom” or “UK”). The company publishes its consolidated financial statements in sterling. In this report, all references to “US dollars”, “US$” and “$” are to the lawful currency of the United States of America (“United States” or “US”). Amounts stated in US dollars, unless otherwise indicated, have been translated from sterling at an assumed rate solely for convenience, and should not be construed as representations that the sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or any other rate. Unless otherwise indicated, such US dollar amounts have been translated from sterling at the rate of £1.00 = $1.58, the noon buying rate in the City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (“Noon Buying Rate”) on 31 March 2003. The Noon Buying Rate on 31 March 2003 differs from the actual rates used in the preparation of the company’s consolidated financial statements, and US dollar amounts used in this report may differ from the actual US dollar amounts that were translated into sterling in the preparation of such financial statements.

The following table sets out, for the financial year indicated, certain information concerning the Noon Buying Rate for pounds sterling and US dollars per £1.00:

Financial year	High	Low	Average	(1)	Period end

1999	$1.72	$1.59	$1.65		$1.61

2000	$1.68	$1.55	$1.61		$1.59

2001	$1.60	$1.40	$1.47		$1.42

2002	$1.48	$1.37	$1.43		$1.42

2003	$1.65	$1.43	$1.55		$1.58

(1) The average of the Noon Buying Rate on the last day of each month during the relevant period.

Month	High	Low

2002

December	$1.61	$1.56

2003

January	$1.65	$1.60

February	$1.65	$1.57

March	$1.61	$1.56

April	$1.60	$1.55

May	$1.65	$1.59

On 5 June 2003, the Noon Buying Rate was US$1.66 per £1.00.

RISK FACTORS
In addition to the risks identified in other information included and incorporated by reference into this report, investors should consider the following risks. There may be additional risks that the group does not currently know of, or that are currently deemed immaterial based on information currently available. The group’s business, financial condition or results of operations could be materially affected by any of these risks, resulting in a decline in the trading price of the group’s ordinary shares or ADSs. The group operates an internal control system to evaluate and manage risks as described in the section “Internal control system – evaluating and managing risk” on page 36 of the 2003 annual report to shareholders incorporated by reference herein.

Turnover of the group’s regulated businesses are controlled by regulators which could adversely affect profitability
The turnover of the group’s water, wastewater and electricity distribution businesses (the regulated businesses) are determined by price limits established every five years by the respective regulators (the Director General of Water Services regulates the wastewater and water business ( the “water regulator”) and the Gas and Electricity Markets Authority, is responsible for regulating the electricity distribution business (the “electricity regulator”), collectively referred to as “the regulators” in this section on “Risk factors”). Preparations are currently ongoing, including dialogue with the regulators, for the forthcoming price reviews for the five-year period commencing on 1 April 2005. Final determinations/proposals by the regulators are expected by late 2004. This is a critical process for the group. The outcome of the next, and future, price review processes will impact the group’s future turnover and profitability.

Failure to deliver the capital investment programmes could adversely affect profitability
United Utilities’ regulated businesses require significant capital expenditure for additions to, or replacement of, plant and equipment for their wastewater, water and electricity distribution facilities and networks. The price limits set by the respective regulators take into account the level of capital expenditure expected to be incurred and the associated funding costs, in the five-year price review period. Historically, the group has financed the expenditures from cash flows from operations and debt financing. Management believes that the group will have sufficient cash flow from operations, available drawings under its credit facilities, and other debt financing to enable it to deliver the capital investment programme required by the regulators. In setting price limits the regulators have a duty to ensure that a company can finance its functions. However, there can be no assurance that cash flows from operations will not decline or that additional debt financing or other sources of capital would be available to meet these requirements.

If the group is unable to secure the anticipated capital efficiencies associated with the capital programme or the programme falls behind schedule for other reasons, the group’s profitability may suffer. The regulators may factor such failure into future price reviews. In addition, the group’s ability to meet regulatory and environmental performance standards could be adversely affected by such failure, which may result in fines or other sanctions by the regulators.

United Utilities Annual Report on Form 20-F 2003      7

Failure to deliver operating cost savings implicit in the regulatory reviews could adversely affect profitability
Operating cost savings to be achieved during the current five-year regulatory period are implicit in the regulatory reviews. Although the group is on target to deliver operating cost savings of £480 million, should operational performance deteriorate the group’s profitability would suffer and the regulators may factor this performance into future price reviews.

Environmental regulations could increase the group’s costs and adversely affect profitability
Various government environmental protection and health and safety laws and regulations govern United Utilities’ wastewater, water and electricity distribution businesses. These laws and regulations establish, amongst other things, standards for drinking water, discharges into the environment and quality of electricity supply which affect the group’s operations. In addition, the group is required to obtain various environmental permissions from regulatory agencies for its operations. The group endeavours to comply with all regulatory standards. However, historically the group has not been in total compliance and cannot guarantee in the future that it will be in total compliance at all times with these laws and regulations. On the occasions that the group has failed to comply, it has been fined or otherwise sanctioned by the regulators.

Environmental laws and regulations are complex and change frequently. These laws, and their enforcement, have tended to become more stringent over time. Whilst the group has budgeted for future capital and operating expenditures to achieve and maintain compliance with current and known future changes in laws and regulations, it is possible that new or stricter standards could be imposed that will raise the group’s operating costs by requiring changes or modifications to the assets in order to comply with any new environmental laws and regulations. Although these costs may be recoverable in part through the regulatory process in setting appropriate future price limits, there can be no assurance of this. Therefore, the group cannot guarantee that the costs of complying with, or discharging its liabilities under, current and future environmental and health and safety laws will not adversely affect its profitability or financial position.

Contamination to water supplies could adversely affect profitability
Water supplies may be subject to contamination, including contamination from the development of naturally occurring compounds and pollution resulting from man-made sources. In the event that United Utilities’ water supply is contaminated and it is unable to substitute water supply from an uncontaminated water source, or to adequately treat the contaminated water source in a cost-effective manner, there may be an adverse effect on its operating results or financial position. It may be possible that some of these costs may be partly recoverable through future price reviews. The group could also be held liable for human exposure to hazardous substances in its water supplies or other environmental damage. The group maintains insurance policies in relation to liabilities likely to be associated with these risks, although there can be no assurance that all costs of any such claims would be covered or that coverage will continue to be available in the future.

Non-recovery of customer debt could adversely affect profitability
United Utilities Customer Sales’ business manages the billing, cash collection and debt management activities for 2.9 million domestic and business wastewater and water customers. The Water Industry Act 1999 prohibits the disconnection of a water supply for non-payment and the limiting of a supply with the intention of enforcing payment for certain premises including private dwellings. Non-recovery of debt is therefore a risk to the group and may cause the group’s profitability to suffer, although allowance is made by the water regulator in the price limits for a proportion of debt deemed to be irrecoverable. Although new and existing strategies continue to be implemented to reduce cash collection risks, including collection agreements with local authorities and revised processes to monitor changes in tenancy, there can be no assurance that the group will not suffer losses from the group’s inability to fully recover its debts.

The risks associated with trading in foreign countries could adversely affect the profitability of the group
While the group’s operations are concentrated in the United Kingdom, the business also operates in other markets, in particular central and eastern Europe, and Australia. Operations in foreign countries are subject to political, economic and other uncertainties, including:

•	exchange controls and currency exchange risk;

•	taxation policies, including royalty and tax increases, retrospective tax claims and currency repatriation restrictions;

•	nationalisation, re-negotiations or modification of existing contracts;

•	rapidly developing regulatory frameworks leading to the possibility of political interference;

•	the risk of war, civil unrest, acts of terrorism or border disputes;

•	laws and policies of the United Kingdom affecting foreign trade, taxation and investment; and

•	the possibility of being subject to the jurisdiction of foreign courts in connection with legal disputes and the possible inability to subject foreign persons to the jurisdiction of courts in the United Kingdom.

The group seeks to mitigate these risks by, amongst other things, focusing its international operations in areas where management believes that the existing government is favourably disposed towards foreign operators, but cannot give assurances that the current situation will not change in ways which have an adverse impact on its business. The principal focus for international operations is European Union accession countries where the environmental legislation is well understood.

Withdrawal of UK governmental support for renewable energy generation projects could lead to the group restricting its involvement in new renewable energy projects
An element of the group’s growth strategy is to develop and operate renewable energy generation projects. In February 2003, the UK government confirmed its commitment to renewable energy in the Energy White Paper by setting an aspiration that 20 per cent of the UK’s electricity sales should come from renewable sources by 2020. At present, the group’s renewable operations are predominantly small-scale hydro generation and landfill gas schemes. The group intends to expand its project range to include both onshore and offshore wind capabilities in future years. Its ability to implement this strategy is influenced by continuing UK government support for green energy projects and associated financial incentives, combined with obtaining the necessary planning consents to develop the projects. The group continues to liaise with the UK government and the electricity regulator to assist in the development of strategies to incentivise electricity suppliers, distributors and generators to achieve the Energy White Paper target. Failure to obtain the necessary planning consents may result in the group restricting its involvement in new renewable green energy projects.

8      United Utilities Annual Report on Form 20-F 2003

Rapid growth in business process outsourcing exposes the group to execution risk, which could adversely affect profitability
Through Vertex, the group’s activities in business process outsourcing are expanding into new markets and territories and achieving increased segmental operating profit margins (2003: 6.1 per cent, 2002: 5.0 per cent, 2001: 3.6 per cent) and an increased percentage of sales external to the group. This rapid growth exposes the business process outsourcing business to new business and transaction risks and, potentially, the risk of overtrading, whereby Vertex is unable to operate all its contracts to the standard required by its clients due to a lack of resources and suitably qualified personnel. Overtrading could lead to a loss of customers which, in turn, may cause profitability to suffer. During this growth phase, Vertex is also dependent on a small number of major contracts which account for a significant proportion of its turnover. One such contract was with TXU Europe, which went into administration in late 2002. The business and certain assets of TXU Europe were acquired by Powergen Retail Limited. Powergen and Vertex have recently signed a memorandum of understanding, and based on this good progress is being made towards finalising a new contract.

Growth in the infrastructure management sector exposes the group to execution risk
The infrastructure management business is expanding into new markets. For example, it has recently been named as one of the preferred bidders to partner with Scottish Water to deliver its £1.8 billion capital programme. The delivery of that contract and others, both existing and future, will be achieved by exploiting the group’s core infrastructure management skills. This growth exposes the business to new business and transition risks and, potentially, the risk of overtrading, any of which could lead to a loss of customers which, in turn, may cause profitability to suffer. It also exposes the licensed multi-utility operations business to the risk of dilution of its resources, which may cause that business to fail to achieve business plan targets, including profit targets.

Deficits in pension schemes may require the group to make additional contributions to the scheme which would reduce profitability
The group participates in a number of pension schemes, principally in the UK. The principal schemes are funded defined benefit schemes and the assets of the schemes are held in trust funds independent of group finances. As a consequence of the downturn in the equity markets and the lower interest rates at 31 March 2003, the schemes were estimated to have a combined post-tax deficit of £298.1 million. Consequently, the group’s contributions to the schemes have been increased with effect from 1 April 2003 as discussed in note 25 of the consolidated financial statements. Should long-term investment returns remain lower than the rate assumed by the actuaries in their pension scheme valuations, or interest rates reduce further leading to an increased deficit, the profitability of the group may be further adversely affected as the group will be required to increase its contributions to eliminate this under-funding.

Weak conditions in the telecommunications industry could continue and cause further losses in the group’s telecommunications business
The year ended 31 March 2003 has been characterised by sales growth diminishing in the telecommunications industry. Within this difficult environment, Your Communications continues to incur losses. There is a risk that the over-capacity in the telecommunications market may continue to impose price pressures for some time, leading to operating losses being incurred in the medium-term.

United Utilities Annual Report on Form 20-F 2003      9

ITEM 4  INFORMATION ON THE COMPANY

UNITED UTILITIES

The company was incorporated and registered in England and Wales on 1 April 1989 to provide wastewater and water services in north west England through its wholly owned subsidiary, United Utilities Water. In November 1995, the company acquired United Utilities Electricity, the distributor and, at that time, supplier of electricity in north west England, to form a multi-utility group. In August 2000, the company sold the electricity and gas supply businesses, and as a result it no longer has any significant exposure to the competitive generation and supply market.

United Utilities PLC is a public limited company (with registration number 2366616), whose ordinary shares are listed on both the London Stock Exchange and the New York Stock Exchange (in the form of ADRs). Its registered office is at Dawson House, Great Sankey, Warrington WA5 3LW, England, telephone number: 00-44-1925-237000.

United Utilities PLC is the ultimate holding company of United Utilities Water and United Utilities Electricity. United Utilities Water and United Utilities Electricity are the regulated monopoly companies which own and operate the networks and associated infrastructure assets used to:

• collect and treat wastewater;

• collect, treat, store and distribute water; and

• distribute electricity,

for homes and businesses in north west England, a region with a population of some 7 million. In the financial year ended 2003, United Utilities derived almost 90 per cent of its profit from continuing operations before non-operating items, goodwill amortisation, exceptional items, interest and tax from these regulated monopoly activities.

United Utilities’ strategy is to reduce costs in its regulated monopoly businesses, by exploiting the advantages of the common geography of its three utility networks, and to increase revenue in its two developing support services businesses, by seeking to exploit its core skills of infrastructure management and business process management by providing these services to others.

United Utilities also owns Your Communications, a telecommunications business.

The group reports its results through four business segments. References to segmental operating profit/losses are defined as the profit from continuing operations before non-operating items, goodwill amortisation, exceptional items, interest and tax for a segment as shown in note 2 of the consolidated financial statements. Profit from continuing operations before non-operating items, goodwill amortisation, exceptional items, interest and tax is reconciled to profit before interest and tax in item 5.

		Turnover	Segmental operating profit		Net operating assets

Financial year ended 31 March 2003		per cent of		per cent of		per cent of
	£m	group	£m	group	£m	group

Licensed multi-utility operations	1,230.1	58.7	502.8	89.5	6,553.7	94.9

Licensed multi-utility operations comprise the regulated monopoly activities of United Utilities Water (wastewater and water) and United Utilities Electricity (electricity distribution). These companies own the respective infrastructure network assets representing almost 95 per cent of the group’s net operating assets at 31 March 2003. The businesses are capital intensive and are subject to both economic and environmental regulation. These businesses generate almost 90 per cent of the group’s profit from continuing operations before non-operating items, goodwill amortisation, exceptional items, interest and tax, of which approximately three-is derived from wastewater and water and approximately one quarter from electricity distribution. Management of these businesses is divided on a functional basis; United Utilities Service Delivery manages the operation of the wastewater, water and electricity network assets, and United Utilities Customer Sales manages the customer relationship activities involved in supplying wastewater and water services.

Infrastructure management	397.1	18.9	58.8	10.5	82.8	1.2

United Utilities Contract Solutions manages the group’s infrastructure management business, previously known as asset management services. It seeks to exploit United Utilities’ infrastructure management skills by providing a service to clients in managing their infrastructure assets. As a result, these activities employ only a limited amount of capital, representing 1.2 per cent of the group’s net operating assets at 31 March 2003. In addition it owns the group’s interest in non-regulated utility assets.

Business process outsourcing	307.6	14.7	18.8	3.3	121.6	1.8

Vertex manages the group’s business process outsourcing activities, previously known as customer management outsourcing. It seeks to exploit United Utilities’ customer management skills by providing a service to manage its clients’ customers under contract. These activities employ only a limited amount of capital, representing 1.8 per cent of the group’s net operating assets at 31 March 2003.

Telecommunications	161.7	7.7	(19.5)	(3.5)	197.1	2.9

Your Communications manages the group’s telecommunications activities. These encompass the provision of voice, basic and advanced data communication services to the public sector, and small and medium-sized corporate customers, predominantly in central and northern England. Construction of the network infrastructure is now complete. These activities employ only a limited amount of capital, representing 2.9 per cent of the group’s net operating assets at 31 March 2003.

Note: Financial data for the year ended 31 March 2003 has been extracted from note 2 of the consolidated financial statements, using the definitions set out therein. Full analysis for the last three years is contained within the note. Percentages are calculated based on the gross totals disclosed in note 2. In the above table, segmental operating profit as a per cent of group is calculated based on segmental operating profit/losses divided by consolidated profit from continuing operations before non-operating items, goodwill amortisation, exceptional items, interest and tax. Turnover and per cent of group turnover are stated before inter-business eliminations.

10      United Utilities Annual Report on Form 20-F 2003

LICENSED MULTI-UTILITY OPERATIONS

United Utilities Service Delivery manages the operation of the licensed wastewater and water network assets owned by United Utilities Water, and the electricity distribution assets owned by United Utilities Electricity, in north west England. These businesses involve the removal and treatment of wastewater from, and the treatment and distribution of around 2 billion litres of water a day to 2.9 million homes and businesses, and the annual distribution of approximately 25,400 GWh of electricity to more than 2 million consumer premises.

These activities are:

•	Capital intensive – At privatisation in 1989, the wastewater and water infrastructure inherited by United Utilities Water was in need of substantial repair and replacement. Further improvements have been required in order to comply with applicable UK and European Union environmental and drinking water quality regulations. Capital expenditure relating to wastewater and water in the financial year 2003 was £590.6 million (2002: £401.7 million, 2001: £372.7 million) with 45.4 per cent relating to the wastewater network (including sludge treatment and disposal), 47.0 per cent to the water network, and 7.6 per cent to quality and efficiency. Capital expenditure for the financial year 2003 relating to electricity distribution was £122.3 million (2002: £104.4 million, 2001: £110.9 million), 32.1 per cent was load related (enabling new connections to be made to the network and increasing the amount of electricity able to be carried), 60.8 per cent was non-load related (for example replacing assets due to statutory obligations, the replacement of faulty or ageing equipment) and 7.1 per cent was non-operational (such as information technology spend).

•	Subject to economic regulation – In general, these businesses are monopolies and are subject to incentive-based economic regulation which imposes caps on increases in customer prices, rewards efficiency and high standards of customer service and penalises inefficiency and poor standards of customer service. The economic regulation of wastewater and water, and economic regulation of electricity distribution are described in more detail below.

•	Subject to environmental regulations – In the five-year period to 31 March 2005 the group plans to spend £1.9 billion on environmental improvements across north west England. During the financial year ended 31 March 2003, the group made environmental improvements costing £532.0 million, including £178.0 million on improving standards for wastewater and water treatment works and £64.0 million on resolving unsatisfactory sewer outflows. The environmental regulation of wastewater and water, and the environmental regulation of electricity distribution, are described in more detail below.

The group cannot increase demand for its licensed multi-utility operations within its licensed area and, as detailed below, the group’s licensed multi-utility businesses are restricted in their ability to increase prices. The principal strategy for these businesses is to control costs and exploit the advantages of owning and operating three utility networks with a common geography.

Wastewater collection, treatment and disposal operations
In accordance with its licence, United Utilities Water is responsible for the collection, treatment and disposal of domestic wastewater, trade effluent (non-domestic wastewater) and surface water in north west England. Surface water, mainly from groundwater infiltration and highway drainage, forms a major part of the wastewater which United Utilities Water must treat. Where practicable, separate sewers are provided for wastewater and surface water, in order that uncontaminated surface water may be piped directly to a watercourse.

United Utilities Water’s wastewater treatment works provide a range of treatments. These include primary, secondary and tertiary treatment involving a number of physical, chemical and biological processes. Treated liquid final effluent is discharged into rivers, estuaries or via sea outfalls. A by-product of the treatment of wastewater is sewage sludge. Sewage sludge is also treated by a range of physical, chemical and biological processes. Currently, around two thirds of the end product is recycled to agricultural land as a soil conditioner or used in land reclamation and one third is incinerated or disposed to landfill. However, due to the government designating nitrate vulnerable zones (i.e. zones that are subject to restrictions on the amount of nitrogen that can be applied to agricultural land) over 55 per cent of England, the amount of end product that is recycled to agricultural land is likely to decrease quite significantly in the short to medium-term, while the amount of end product that is incinerated is expected to increase.

United Utilities Water’s wastewater operations involve owning and managing assets which include:

–	39,910 kilometres of sewers;
–	1,735 pumping stations;
–	200 storage tanks;
–	3,255 combined sewer overflows;
–	600 wastewater treatment works; and
–	78 sludge treatment facilities.

During the financial year ended 31 March 2003, a further 13.7 kilometres of sewers were refurbished, 27.2 kilometres of sewers were replaced, and 175 unsatisfactory overflows closed or improved to help improve river water quality.

Water supply operations, treatment and distribution
United Utilities Water obtains water from various sources including reservoirs, rivers and aquifers. United Utilities Water enjoys the advantage of having the majority of its direct reservoirs in the uplands of the Lake District, an area of north west England which enjoys a higher than average annual rainfall for England, and the Pennine hills on the eastern edge of north west England, while the major population centres it serves are in the lowlands of Greater Manchester, Lancashire and Cheshire. Merseyside, the other major population centre served by United Utilities Water, receives its water supply principally from the River Dee and Lake Vyrnwy in north Wales. A large proportion of water supplied by United Utilities Water flows freely by gravity and does not need to be pumped. However, the nature of the water catchments, being peaty moorlands or coal measure strata, leads to the need for improved treatment to satisfy all regulatory and quality standards.

All water supplied receives treatment with the objective of meeting the appropriate standards enforced by the Drinking Water Inspectorate, the government regulator of drinking water quality in England and Wales. The type of treatment varies from disinfection only, for some borehole sources, to more complex processes using coagulation, clarification and filtration and activated carbon absorption and ozonation for certain waters. United Utilities Water also employs a number of new treatment processes including membrane microfiltration. United Utilities Water monitors water quality by analysing samples regularly for both microbiological and chemical parameters. In the calendar year 2002, the business continued to improve quality, with 99.81 per cent of drinking water samples meeting the quality standards at customers’ taps compared with 99.78 per cent the previous year.

The treated water is delivered to the end customer through a network of aqueducts, trunk and distribution mains, service reservoirs and water towers.

United Utilities Annual Report on Form 20-F 2003      11

These operations involve United Utilities Water owning and managing assets which include:

–	192 raw water impounding reservoirs;
–	1,203 kilometres of raw water aqueducts;
–	155 water treatment works;
–	1,144 kilometres of treated water aqueducts;
–	473 service reservoirs and water towers storing treated water;
–	609 pumping stations; and
–	39,455 kilometres of trunk and distribution mains.

Key outputs from the capital investment programme during the financial year ended 31 March 2003 included the refurbishment of a further 920 kilometres of old water mains and the cleaning of 659 kilometres of mains. Some 19,500 properties were given new water supply pipes to replace old lead pipes. Water meters were also installed in around 35,200 domestic properties under the free meter scheme.

Economic regulation of wastewater and water
The UK government awarded licences for the provision of wastewater services and water supply in 1989. The licences continue in force for an indefinite period, subject to potential termination rights as set out below. United Utilities, through its subsidiary United Utilities Water, holds the licence for an area of north west England comprising 2.9 million homes and businesses.

The Water Industry Act 1991 (the “Water Act”) requires companies engaged in water supply or wastewater services in England and Wales to be licensed. Economic regulation pursuant to these licences is the responsibility of the Director General of Water Services (the “water regulator”), supported by the Office of Water Services (“Ofwat”). The water regulator also exercises powers under competition legislation, most significantly the Competition Act 1998.

The water regulator is an independent public servant appointed for a fixed term by the Secretary of State for Environment, Food and Rural Affairs. This is in contrast to regulators in some states of the United States who hold public office and are required to stand for public election. The current water regulator, Philip Fletcher, was appointed to the post on 1 August 2000 for a fixed term of five years. Ofwat is a non-ministerial government department.

The water regulator must comply with the statutory duties laid down in the Water Act. He may receive guidance from the UK government in areas such as social and environmental policy. He is required to carry out his statutory duties and, in the performance of these duties, is required to exercise judgement. He is not subject to direction about what those judgements should be and is independent of government ministers. He may only be removed from post for incapacity or misbehaviour.

The primary duties of the water regulator are to carry out his powers and duties in the manner he considers best calculated to ensure that:

•	the functions of a water and sewerage company, as specified in the Water Act, are properly carried out; and

•	companies are able to finance their functions, in particular by securing a reasonable rate of return on their capital.

The secondary duties of the water regulator are, subject to his primary duties, to carry out his powers and duties in the manner he considers best calculated to ensure that:

•	the interests of customers are protected;

•	companies are encouraged to operate efficiently; and

•	a framework exists to facilitate competition where possible.

The licences impose conditions on licensees which the water regulator enforces. Licence conditions can be modified by the water regulator with the licensee’s agreement or following reference by the water regulator to the Competition Commission on public interest grounds. The licence may be terminated on 25 years’ notice, with more immediate revocation in certain specified circumstances (including, for example, failure to comply with an enforcement order made by the water regulator).

In practice, many regulatory issues arising between licensees and the water regulator are settled without the need to resort to formal proceedings. However, where the water regulator is satisfied that a licensee is in breach of the conditions of its licence, he has powers to secure compliance by means of an enforcement order. Failure to comply with an enforcement order can lead to revocation of the licence. Alternatively, where actual or likely contravention of an enforcement order (or of a licensee’s principal statutory duty under the Water Act) is so serious as to make it inappropriate for the licensee to continue to hold its licence, the water regulator may, with the Secretary of State’s consent, apply to the High Court for the appointment of a special administrator to run the company until arrangements can be made for a new company to carry on the licensed activities. A special administrator may also be appointed where the licensee is, or is likely to be, unable to pay its debts.

United Utilities Water’s licence restricts its conduct in a number of ways. These restrictions include prohibitions on discrimination between customers, restrictions on the declaration and payment of dividends, and on cross-subsidies between United Utilities Water and associated companies. Any transactions between United Utilities Water and an associated company are required to be at “arm’s length”. Any such transactions would undergo a process of market-testing, or involve the associate being paid prices no greater than the cost incurred in providing the goods and services plus a reasonable return on any capital employed.

In February 2003, the UK government published legislative proposals under the Water Bill. As currently drafted, these are intended to update the framework for licensing relating to the abstraction of raw water, promote greater water conservation and planning for the future by water companies, and help to build a more stable and transparent regulatory environment. The Water Bill proposes to increase competition in the water industry in England and Wales, by including the licensing of new entrants into the market for production (water abstraction and treatment) and retail activities, and provision for competitors to share the current networks operated by the incumbent water companies. Competition for non-domestic users is proposed for consumers with an annual consumption of not less than 50 megalitres compared with the current threshold of 100 megalitres, which has applied since August 2000.

United Utilities Water has developed and published policies which allow other companies access to its water networks in order to supply customers and to self-lay new water mains and service pipes. These policies are, in general, compliant with guidance provided by Ofwat and aim to minimise the risk of infringement of the Competition Act 1998.

12      United Utilities Annual Report on Form 20-F 2003

Following a general move away from having single heads of regulatory bodies, the Water Bill includes provisions to establish a regulatory board to be known as the Water Services Regulation Authority (the “water authority”) which will replace the water regulator. The existing duties and functions of the water regulator will be transferred to the water authority with the existing water regulator expected to assume the role of chairman of the regulatory board. The chairman will continue to be appointed for a fixed term and may only be removed from his post for incapacity or misbehaviour. The existing secondary duty of the water regulator to ensure that the interests of customers are protected will become a primary duty for the water authority. A new independent Consumer Council for Water will be established to replace the water regulator’s Customer Service Committees. To promote regulatory consistency the UK government has stated its intention not to implement either the water authority or the Consumer Council for Water until after completion of the next periodic review of water and wastewater charges in 2005.

The water regulator regulates wastewater and water charges by capping the average increase in charges which a company can impose in any year. The water regulator conducts a periodic review and sets price caps every five years. This price cap is set by reference to inflation as measured by the retail price index in the UK (RPI) plus an adjustment factor known as ‘K’ which is specific for each company and which can vary for each year of the review period. The size of a company’s ‘K’ factor (which can be positive, negative or zero) reflects the scale of its capital investment programme, its cost of capital, its operational and environmental obligations together with the scope for it to improve its efficiency. The last periodic review took effect in April 2000 and covered the period until March 2005. For the remainder of this current review period United Utilities Water’s prices are able to increase, in real terms (that is, in addition to the general movement in prices as measured by the index of retail prices), by up to 4.0 per cent in 2003/04; and 4.5 per cent in 2004/05.

Unlike “rate of return” economic regulation, such as exists in many states of the United States, “price cap” regulation in the UK is performance based.

Companies are incentivised to be efficient both in terms of their operating costs and in the implementation of their capital expenditure programme. The benefit of any efficiency savings achieved through effective management is retained by the companies for a period of five years, after which time the benefit is passed to customers. The cost of any under-performance due to poor management is borne by the companies. Companies are also incentivised to provide a high quality of service and penalised if they provide a poor quality of service by means of an adjustment to the ‘K’ factor at the subsequent price review.

In November 2002, Ofwat released its new financial model, “Aquarius 3”, together with a rule book, which will be used to calculate the ‘K’ factors in determining prices for the next review period and beyond. (The model is available from Ofwat on the payment of a fee.)

Unexpected costs or savings arising from changes in certain regulatory assumptions during a review period are recorded and agreed by the company and the water regulator. This process, known as “logging up and down”, allows prices to be adjusted up or down at the next periodic review to compensate for the unexpected change. In addition, where the change is material, the company can request, and the water regulator can instigate, a re-setting of its price limit during the five-year period, known as an “interim determination of K”. Furthermore, companies’ licences include a “shipwreck” clause which allows companies’ price limits to be revised when events beyond their control have a significant effect on their costs or revenues. This clause was originally asymmetric, providing companies with protection from adverse effects. In 1994 it was modified to make it symmetric, whereby should the company benefit to a substantial effect from an event which was not attributable to prudent management action, it could lead to an adjustment to price limits. At the time United Utilities Water opted for the clause to be removed, but has recently requested that it be reinstated in its licence.

The price caps for the next periodic review, covering the period 2005 to 2010, will be determined by the water regulator in November 2004. Following a consultation process, Ofwat published its approach to the next price review, in a document entitled “Setting water and sewerage price limits for 2005-10: Framework and approach”. In summarising the approach the water regulator commented that it was too early to forecast what the effect of the next price review would be on customers’ bills. The water regulator identified that the scale of each licensee’s capital expenditure programme, the need to ensure that companies could raise money from the markets and the scope for efficiency would all have an important bearing. He confirmed that he intends to seek to ensure that customers face no higher burden than is necessary, but acknowledged that it would be unwise, in the light of likely pressures on most companies, for customers to expect real term reductions in bills from the new price limits.

If United Utilities Water does not accept the proposals when the water regulator announces the final determination in November 2004, the water regulator must refer the matter to the Competition Commission for determination.

Environmental regulation of wastewater and water
The wastewater and water industry in the UK is subject to substantial domestic and European Union regulation, placing significant statutory obligations on United Utilities Water with regard, amongst others, to the quality of treated water. European examples include the Drinking Water Directive, the Bathing Water Directive and the Urban Wastewater Treatment Directive.

European Union directives in the field of water and wastewater are implemented by applicable UK laws and regulations, including the Water Supply (Water Quality) Regulations, the Water Act 1989, the Water Industry Act 1991, the Water Resources Act 1991, the Control of Pollution Act 1974 and the Environmental Protection Act 1990.

All water and wastewater companies have a general duty to exercise their powers to conserve and enhance natural beauty and to promote the efficient use of water. Environmental regulation is the responsibility of the Secretary of State for Environment, Food and Rural Affairs together with:

•	the Environment Agency, which is responsible for conserving and redistributing water resources and securing the proper uses of those resources, including licensing of water abstraction. The Environment Agency is also responsible for the regulation of discharges to controlled waters, including discharges from wastewater treatment works;

•	the Drinking Water Inspectorate, which enforces drinking water quality standards; and

•	English Nature, which is responsible for the protection of designated sites for nature conservation e.g. Sites of Special Scientific Interest. United Utilities has 19,000 hectares of such sites in its ownership. There is a statutory requirement to manage these sites to conserve or improve biodiversity. As a result of new UK government targets to improve the quality of these sites, English Nature is seeking improvements to approximately 50 per cent of the sites within United Utilities’ ownership. Funding will be sought through the periodic review process.

United Utilities Annual Report on Form 20-F 2003      13

United Utilities Water expects regulatory regimes in the field of water and wastewater to continue to evolve and tighten. Examples of such regulatory and legislative developments include the following:

•	The Water Supply (Water Quality) Regulations 2000, which transpose into UK legislation the Drinking Water Directive and, in particular, introduce more stringent lead standards (25 micrograms per litre from 25 December 2003 and 10 micrograms per litre on and after 25 December 2013) which will oblige water undertakers to carry out improvements to treatment works and distribution systems;

•	The Water Framework Directive, which must be transposed into UK legislation by December 2003 and which requires the UK government to establish comprehensive river management plans and to implement measures necessary to prevent deterioration in the ecological status of water bodies and achieve good water status by December 2015 at the latest. The Directive is likely to impact upon sewerage undertakers by requiring improvements in point source discharges; and

•	The Water Bill which, if enacted, will make significant changes to the abstraction licensing system. The Water Bill proposes: placing water undertakers under a duty to promote water conservation when carrying out their functions; making new abstraction licences time limited; requiring water undertakers to publish drought plans; reducing the time period after which unused abstraction licences can be revoked or varied without compensation; and introducing a right to claim damages against abstractors whose abstraction causes loss or damage.

United Utilities Water is taking steps to achieve the more stringent lead standards required by the Water Supply (Water Quality) Regulations 2000 that come into effect on 25 December 2003 and 2013. In order to minimise lead levels, United Utilities Water installed additional phosphate dosing and pH control assets, at a cost of £17.0 million in the period 1 April 2000 to 31 March 2003, and is currently optimising plumbosolvency control treatment. Despite these steps, in some water supply zones United Utilities Water will not achieve the two lead standards unless lead pipes are replaced. It expects to replace approximately 363,000 of its lead pipes by 2013 and predicts that this will enable it to achieve levels acceptable to the Drinking Water Inspectorate. Approximately 50,000 of these pipes are likely to be replaced during 2003/05 at an estimated cost of £20.0 million.

There are ongoing infringement proceedings between the European Commission and the United Kingdom regarding the implementation of the Urban

Wastewater Treatment Directive. The European Commission has sent a reasoned opinion to the United Kingdom for failure to correctly designate and to review sensitive and less sensitive areas. The reply given by the United Kingdom is under technical assessment. The European Commission believes that the United Kingdom has not taken all measures needed to reduce the nutrients in wastewater to remedy problems in sensitive areas. Depending on the outcome of these deliberations this could lead to the designation of some of the Irish Sea as a sensitive area. This in turn could lead to requirements being placed upon United Utilities Water to reduce the levels of some nutrients in discharges from many of its wastewater treatment facilities which feed into the Irish Sea.

Pursuant to the European Union Bathing Water Directive, the objective of which is to protect public health and the environment from faecal pollution at bathing waters, the Environment Agency samples and analyses certain designated bathing waters around the UK coast for the presence or absence of various bacteria. United Utilities Water’s programme of wastewater network and treatment projects relating to its operational facilities to improve the quality of, and meet the required standards for, bathing waters in north west England continues. 19 wastewater treatment works already provide ultra-violet disinfection. A further six works need to be upgraded to enable them to provide ultra-violet disinfection. This is expected to happen between August 2003 and January 2005, at an estimated cost of £15.6 million.

The European Union Urban Wastewater Treatment Directive, which was transposed into English law by the Urban Wastewater Treatment Regulations, requires improvements in the treatment of wastewater discharges, in particular, the provision of secondary treatment. United Utilities Water continued to make progress towards satisfying the European Union Urban Wastewater Treatment Directive for wastewater treatment works serving agglomerations with a population equivalent of more than 2,000. All such works now provide secondary treatment, with the exception of two, one due for completion in 2004 and one that will close in late 2005.

There are proposals at the European level which, if progressed and adopted, will introduce a new Bathing Water Directive with more stringent microbiological standards, and will amend the Directive on the use of sewage sludge on agricultural land so as to introduce tighter limits for metals in sludge.

In addition, a recent decision of the English Court of Appeal in the case of Marcic v Thames Water Utilities Limited may increase the likelihood of United Utilities Water being sued for damages in nuisance and for breach of the Human Rights Act 1998 when its sewers cause internal and/or external flooding to customers’ properties. Thames Water Utilities Limited is appealing to the House of Lords against the Court of Appeal’s decision. The appeal is expected to be heard in October 2003.

As part of the five-year periodic review of prices, the water regulator will take into consideration the capital investment programme that United Utilities will need to invest in order to comply with environmental legislation. See the previous section “Economic regulation of wastewater and water”.

Electricity distribution
United Utilities Electricity owns the distribution network which carries electricity from the National Grid along power lines to consumers’ premises on behalf of the electricity supply companies who are its customers. The income derived from the distribution business depends in part on changes in the demand for electricity by consumers in north west England. Demand for electricity is affected by such factors as growth and movements in population, social trends, economic and business growth or decline, changes in the mix of energy sources used by consumers, weather conditions, energy efficiency measures and other factors. The electricity distribution business is a regulated business in which the average increase in charges which a company may impose in any year is capped by the electricity regulator (as described in more detail below). Accordingly, profit derived from the distribution business of United Utilities Electricity also depends on efficiency, achieved by reducing and controlling costs, and providing high standards of service.

United Utilities Electricity owns and manages assets which include:

–	13,700 kilometres of overhead lines;
–	44,600 kilometres of underground cables; and
–	17,700 ground mounted sub-stations and 16,600 pole mounted transformers.

Key performance measures for the business relate to quality of supply. Electricity supplies were available for 99.99 per cent of the time during the financial year ended 2003, sustaining the business’s high level of performance in managing the network to maintain constant supplies for consumers. All the key regulatory overall standard targets were achieved.

14      United Utilities Annual Report on Form 20-F 2003

The average number of interruptions per 100 consumers was 66.5 compared with the regulatory target for the year of 56.4. The current year’s figures have been affected by a small number of high impact events. Plans are in place to improve performance to target levels. The average number of minutes for which consumers were without supply was 67.7 compared with the regulatory target for the year of 68.2 minutes.

Economic regulation of electricity distribution
The UK government awarded electricity licences in 1990. The licences continue in force for an indefinite period, subject to potential termination rights as set out below. United Utilities, through its subsidiary United Utilities Electricity, holds an electricity distribution licence which authorises it to distribute electricity throughout Great Britain. Under that licence United Utilities distributes electricity across its distribution system covering an area in north west England comprising over 2 million consumer premises.

The electricity industry in Great Britain is regulated under the Electricity Act 1989 (the “Electricity Act”) and the Utilities Act 2000 (the “Utilities Act”) by the Gas and Electricity Markets Authority (the “electricity regulator”). The electricity regulator governs and acts through the Office of Gas and Electricity Markets (“Ofgem”). The Electricity Act, as amended by the Utilities Act, requires all companies distributing electricity in Great Britain to be licensed unless they are covered by an exemption. Economic regulation pursuant to these licences is the responsibility of the electricity regulator. The electricity regulator also exercises powers under UK competition legislation, including the Competition Act 1998.

The electricity regulator comprises a board, led by a chairman who is an independent public servant appointed for a fixed term by the Secretary of State for the Department for Trade and Industry. This is in contrast to regulators in some states of the United States who hold public office and are required to stand for public election. The current chairman, Callum McCarthy, steps down from the post in October 2003 when he will be replaced by John Mogg. Ofgem is a non-ministerial government department.

The electricity regulator must comply with the statutory duties laid down in the Electricity Act as amended by the Utilities Act. In doing so the electricity regulator may receive guidance from the UK government in areas such as social and environmental policy. In complying with its statutory duties the electricity regulator is required to exercise judgement. The electricity regulator is not subject to direction as to what that judgement should be and is independent of government ministers. The chairman of the electricity regulator may only be removed from post for incapacity or misbehaviour.

The principal objective of the electricity regulator is to protect the interests of consumers wherever appropriate, by promoting effective competition. In carrying out this objective the electricity regulator is required to have regard to:

•	the need to secure that all reasonable demands for electricity are met; and

•	the need to secure that licence holders are able to finance their activities.

The licence contains various conditions regulating the conduct of the business. Licence conditions can be modified by the electricity regulator either with the agreement of the licensee (or, in the case of standard conditions, with the agreement of the requisite proportion of licensees) or following an investigation by the Competition Commission on public interest grounds. The licence can be terminated on 25 years’ notice given by the Secretary of State. The licence can also be revoked in certain circumstances, including where the licensee fails to comply with an enforcement order made by the electricity regulator.

In practice, many regulatory issues arising between licensees and the electricity regulator are settled without the need to resort to formal proceedings. However, where the electricity regulator is satisfied that a company is in breach of the terms of its licence, it has powers to secure compliance by means of an enforcement order. If a company does not comply with the order, the electricity regulator can revoke the licence.

The licence imposes restrictions. In particular, the disposal of any part of the distribution system is restricted; distribution businesses must provide services on non-discriminatory terms. Cross-subsidies to or from United Utilities Electricity’s licensed business are prohibited and the board of directors of United Utilities Electricity must provide a certificate of compliance before declaring dividends or making distributions. In general, electricity distribution licences also contain strict provisions to maintain and ring-fence the financial and management resources of the licensed businesses.

The electricity regulator regulates electricity distribution charges by capping the average increase in charges which a company can impose in any year. The electricity regulator conducts a periodic review and sets price caps every five years. This price cap is set by reference to inflation as measured by the retail price index in the UK (RPI) plus an adjustment factor known as ‘X’ which is specific for each company and which can vary for each year of the review period. The size of a company’s ‘X’ factor (which can be positive, negative or zero) reflects the scale of its capital investment programme, its cost of capital and its operational and environmental obligations together with scope for it to improve its efficiency. The last periodic review took effect in April 2000 and covered the period until March 2005. For the remainder of this current review period, United Utilities Electricity’s revenue which is permitted under the price cap must reduce in real terms, after taking into account inflation, by at least 3.0 per cent in 2003/04 and 3.0 per cent in 2004/05.

Unlike “rate of return” economic regulation, such as exists in many states of the United States, “price cap” regulation in the UK is performance based. Companies are incentivised to be efficient both in terms of their operating costs and in the implementation of their capital expenditure programme. The benefit of any efficiency savings achieved through effective management is retained by the companies for a period of up to five years, after which time the benefit is passed to customers. The cost of any under-performance due to poor management is borne by the companies. Companies are also incentivised to provide a high quality of service and penalised if they provide a poor quality of service through the price review process, by means of an adjustment at the subsequent price review.

United Utilities Electricity is required to maintain certain standards relating to the quality of supply of electricity in its licence area. These standards, which comprise both guarantees at the individual customer level and overall standards based on company wide performance, are subject to monitoring and compliance audits. Failure to meet guaranteed standards will result in a prescribed compensation payment to the customer concerned. In addition, the electricity regulator is able to impose fines on companies who fail to achieve either the guaranteed or overall standards or who are in breach of other licence obligations.

The introduction by Ofgem of the new incentive scheme in April 2002 provided greater focus on three key areas of service: number of interruptions to customers’ supplies; length of these interruptions; and quality of telephone response provided to customers. The scheme, which runs until the start of the next price review period in April 2005, provides for penalties (capped at 2 per cent of annual revenues) for companies failing to meet pre-specified targets and the incentive of additional revenue in the final year of the scheme for companies which exceed their targets. Under this scheme United Utilities Electricity may be penalised for missing Ofgem’s customer interruptions target in 2002/03. The net effect of any penalties or rewards will be determined during the next price review process.

The price caps for the next periodic review, covering the period 2005 to 2010, will be determined by the electricity regulator in late 2004. Initial consultation by the electricity regulator is expected shortly.

United Utilities Annual Report on Form 20-F 2003      15

If United Utilities Electricity does not accept the proposals when the electricity regulator announces the final proposal in late 2004, the electricity regulator can refer the matter to the Competition Commission for determination.

Environmental regulation of electricity distribution
All electricity companies have a general duty under the Electricity Act to take into account the conservation of natural features of beauty and other items of particular interest when they formulate proposals for development. United Utilities Electricity may be required to carry out an environmental assessment when it intends to lay cables, construct overhead lines or carry out any other development in connection with its licensed activities.

The possibility that electric and magnetic fields (EMFs) may cause adverse health effects has been a topic of debate and research for many years. Over the last 20 years, major research programmes throughout the world have explored whether EMFs have an adverse impact on health. A large epidemiological study – the UK Childhood Cancer Study – reported in December 1999 that there was “no evidence that exposure to magnetic fields associated with the electricity supply in the UK increases risk for childhood leukemia, cancers of the nervous system, or any childhood cancer”. International bodies such as the World Health Organisation and the International Agency for Research on Cancer and, in the United Kingdom, the National Radiological Protection Board (NRPB) have investigated this issue and have concluded that there is no established causal link between EMFs and ill health. The NRPB is the UK body with statutory responsibility for advising on EMFs.

In March 2001, the NRPB published a review of the state of the science and concluded “for the vast majority of children in the UK there is now considerable evidence that the EMF levels to which they are exposed do not increase the risk of leukemia or other malignant disease”. However, it also noted that the possibility remains that intense and prolonged exposure to magnetic fields can increase the risk of leukemia in children but the epidemiological evidence is currently not strong enough to justify a firm conclusion that such fields cause leukemia in children. In the spirit of the precautionary approach, the NRPB published in May 2003 a consultation document on how to limit exposure to EMFs and, in particular, on whether the UK should adopt the more stringent exposure guidelines of the International Commission on Non-Ionizing Radiation. United Utilities Electricity, in line with other Electricity Association member companies, carries out its activities in accordance with NRPB guidance. The Electricity Association is the trade association for electricity companies in the United Kingdom. The Electricity Association and its member companies are committed to responsible behaviour in the light of the scientific evidence, including considering any appropriate precautionary actions. United Utilities Electricity believes that present evidence does not justify any change in the electricity industry’s operating practices, or the everyday utilisation of electricity by its customers, but United Utilities Electricity keeps this under review and looks to the NRPB and UK government for advice on the issue.

United Utilities Customer Sales
The business focuses on the customer relationship activities involved in supplying water, wastewater and related products and services to homes and businesses in north west England. It manages the sales, billing, cash collection and debt management activities and systems for 2.9 million domestic and business customers and has responsibility for improving the quality of service and the range of services provided to these customers. United Utilities Customer Sales’ aim is to continuously improve the existing level of customer satisfaction, and to create value from its customer relationships. As the Water Act restricts the ability of a licensed utility to terminate services to customers for non-payment, customer relationship management is an important activity.

United Utilities Customer Sales has continued to develop its portfolio of services during the year by expanding the range of additional products and services offered to domestic customers, including piloting the provision of a fixed-line telephony service in conjunction with Your Communications.

At present, United Utilities Customer Sales supplies around 16 per cent of the UK large-user market (customers consuming more than 250 megalitres per annum). In the competitive industrial market, its activities include onsite treatment of wastewater and water at customers’ premises, advice on controlling leakage at customers’ premises and recycling of water. It also has responsibility for managing the ongoing relationships with these customers and for growing the customer base.

INFRASTRUCTURE MANAGEMENT
United Utilities Contract Solutions has three main businesses:

•	Operations Management – which develops and operates contracts in selected markets based on the group’s core infrastructure management skills;

•	Green Energy – which develops and operates renewable energy generation projects; and

•	Network Services – which provides a one-stop service in the multi-utility metering and connections market.

Operations Management
The business develops and operates contracts in selected utility markets and serves over 10 million people in the UK and overseas. It has a focused approach to pursuing opportunities, with the objective of securing long-term operational sources of income and investment returns while limiting overall financial exposure. Prior to the approval of bids, a full risk analysis is carried out to assess the risks associated with a project and to ensure that they were mitigated to the appropriate extent, dependent on expected returns and the expected degree of control over the risk.

The main areas of activity include:

•	Wales – The business secured a four-year, £450 million contract which started in April 2001 to operate and maintain Welsh Water’s water and wastewater services to around 1.2 million homes and 100,000 business customers. Under the terms of the contract, 1,400 staff transferred to United Utilities. This contract makes United Utilities, as manager of its own and Welsh Water’s assets, the largest water and wastewater asset manager in the UK.

•	Scotland – United Utilities Contract Solutions operates and maintains three wastewater schemes for Scottish Water under a public private partnership (which is in essence a partnership between the public and private sectors to develop public infrastructure).

•	Australia – During the year, United Utilities Australia, in various joint venture arrangements, progressed proposals to develop an additional water supply to Western Australia’s Goldfields region. It has recently signed a contract with the City of Onkaparinga Council to deliver an innovative wastewater and re-use scheme for a local wine-growing community, south of Adelaide, South Australia. United Utilities Australia was also appointed preferred bidder by the SA Water Corporation for a further wastewater scheme for Victor Harbor, South Australia.

16      United Utilities Annual Report on Form 20-F 2003

•	Poland – Aqua SA supplies water and wastewater services to an area of southern Poland covering 15 municipalities with a total population of over 280,000. United Utilities and its joint venture partner own 33 per cent of the publicly listed stock of Aqua SA in equal proportions.

•	Estonia – United Utilities Contract Solutions acquired a shareholding, held equally with its joint venture partner, in AS Tallinna Vesi, which supplies water and wastewater services to 400,000 people in Tallinn, Estonia. AS Tallinna Vesi has a £500 million, 15-year contract to manage the city’s water and wastewater operations.

•	Bulgaria – Sofiska Voda AD operates a £700 million, 25-year concession for water and wastewater services in Sofia, Bulgaria, which commenced in October 2000. Serving 1.2 million people, Sofiska Voda AD is 79 per cent owned equally by United Utilities and its joint venture partner. Over 1,700 employees transferred from the previous operator. The concession has invested over US$40 million in the first two years of operation in the water and wastewater infrastructure of Sofia. Efficiencies are being introduced and the workforce has been reduced from 1,700 at takeover to 1,150 currently without labour disruption.

•	Philippines – With its joint venture partners, United Utilities Contract Solutions was awarded a 25-year concession in 1997 to operate a significant portion of the water and wastewater systems in Manila.

The Operations Management business is affected by a variety of regulatory regimes and regulatory risks which are assumed to varying degrees by the client, the concession company and/or the operator. For those contracts where it is operator, United Utilities is not the licensed entity but it may be a direct or indirect investor in the licensed entity. Generally, the joint ventures have limited recourse to United Utilities. The business has performance bonds in place totalling £23.5 million, and in some cases there are bank letters of credit supporting equity commitments.

Item 11 discusses the impact of foreign currency fluctuations and the extent to which foreign currency net investments are hedged by currency borrowings.

Against the background of an increasing range of available opportunities, the group’s aim is to focus on extending the current portfolio of contracts in the UK and other target areas, including Australia and central and eastern Europe. During the year, United Utilities completed its withdrawal from infrastructure management in the Americas by selling its 50 per cent interest in US Water LLC and withdrawing from IEBA, the Argentine electricity utility, although it maintains a minority interest in IEBA. IEBA defaulted on its repayments to bondholders in September 2002. There is no recourse to the group in respect of these debts and the group has no further balance sheet exposure to IEBA.

On 13 May 2003, the “Supplementation and Addition of the Water Act” (the “Supplementation Act”) came into force in Bulgaria. A potential and unintended consequence of this Supplementation Act may be the termination of the group’s concession in Bulgaria. The group is currently taking advice on the implications of the Supplementation Act and is liaising with the governmental and legislative authorities in Bulgaria. This new legislation would not be expected to have a material impact on the group’s results.

Operations Management also includes United Utilities Industrial Limited, which is a provider of specialist water and wastewater services to industry in the UK. Wastewater is transported off-site for treatment at licensed facilities, which are financed, designed, built and operated for clients as required. United Utilities Industrial currently treats 38 million tonnes of wastewater a year.

Green Energy
United Utilities acquired Hyder plc’s green energy business in December 2000. With five per cent of the green energy capacity in England and Wales, the business is well positioned to benefit from the UK government’s commitment to promoting green energy. In its support for renewable energy initiatives, the UK government has set a target to increase the share of electricity generated from renewables from the current level of less than three per cent to over ten per cent by 2010/11. Furthermore, the Renewables Obligation Order 2002 requires electricity suppliers to ensure that an increasing proportion of the electricity they supply to consumers comes from a renewable source.

United Utilities Green Energy has contributed positively to the group’s results from the date of acquisition. Management intends to retain and strengthen its market position by expanding its technology range to include wind, both onshore and offshore, and other proven green technologies. The target is to develop around 200MW of renewable generating capacity during the next five years.

United Utilities Green Energy’s current operations are predominantly small-scale hydro generation and landfill gas generation. The business is continuing to appraise and develop its offshore windfarm opportunity at Scarweather Sands off the south Wales coast, one of the 18 sites around the UK announced by the government in 2001 as potentially suitable for offshore wind generation. The public enquiry into the future development of the scheme at Scarweather Sands is likely to start later this year.

Network services
United Utilities Networks operates predominantly in the rapidly developing multi-utility connections and metering markets.

The multi-utility connections business provides the service of connecting domestic, industrial and commercial sites to utility providers. In providing this service the multi-utility connections business designs and installs new water, electricity, gas and telecommunications connections infrastructure. The business has continued to secure work outside its traditional north west England operating area with £5.5 million of orders won in the last twelve months. In 2002, United Utilities Networks successfully completed the installation of a primary sub-station and new connections infrastructure for an industrial customer in eastern England, one of the first such installations to be completed by a connections provider other than the local distribution network operator.

In April 2003, the group acquired Connections Plus, from Lattice Energy Services, a business which provides gas connections services to industrial and commercial customers. The acquired business has annualised revenues of around £7 million.

United Utilities Networks’ metering business operates and manages a portfolio of 2.4 million electricity and water meters in north west England. In the financial year ended 31 March 2003, the operation installed over 35,000 new water meters and fitted in excess of 135,000 electricity meters and meter exchanges. Since winning two major metering contracts at the beginning of the 2002 financial year, the business has installed around 37,000 water meters for Welsh Water and some 19,000 gas meters for British Gas Trading Limited. The Welsh Water contract, with a total contract value of £15 million, has two further years to run. The five-year contract with a total contract value of £225 million with British Gas Trading, which commenced in November 2002, involves the installation of gas and electricity meters until January 2008. Rental income will then be earned on the meters installed, through a jointly held meter company, for up to 20 years after installation.

United Utilities Annual Report on Form 20-F 2003      17

United Utilities Networks operates private gas networks under the authorisation of a gas transporter’s (GT) licence. The gas industry in Great Britain is regulated under the Gas Acts 1986 and 1995, and the Utilities Act 2000 by the Gas and Electricity Markets Authority acting through Ofgem. In addition to regulatory powers, Ofgem exercises powers under UK competition legislation, including the Competition Act 1998. The operation of pipelines for the conveyance of gas is regulated by licences. The Utilities Act provided for further competition between gas transporters by abolishing the geographical exclusivity previously attached to GT licences. Ofgem is currently undertaking a review of the regulation of independent GTs, covering their charging policies and the incentives on them, with the objective of reducing costs and improving quality of service. The GT licence may require United Utilities Networks to carry out an assessment of the effects of the works on the environment during the course of its operations.

Network services also includes United Utilities Energy Services Limited which installs energy saving equipment for businesses. A three-year contract valued at £9 million has been secured with the Welsh Development Agency to assist small and medium-size enterprises in Wales with the cost of installing new energy saving technology.

BUSINESS PROCESS OUTSOURCING
Vertex is one of the UK’s major customer management service suppliers and a leading provider of business process outsourcing services to the utility sector. Business process outsourcing is the long-term contracting out of non-core business processes, such as billing, handling customer enquiries and other administrative functions, to an external provider, who in turn administers and manages the selected processes based on defined and measurable performance criteria. Vertex provides end-to-end outsourced customer service activities to clients in the commercial, utility, central and local government sectors.

Vertex commenced trading in the UK in 1996. It entered the Canadian market in March 2002 and intends to expand its capabilities into the business process outsourcing market in North America. In December 2002, Vertex purchased a UK contact centre operator, 7C Limited, and a 75 per cent shareholding in 7C’s Indian customer management operation, based in New Delhi. The acquisition included the transfer of 7C’s key clients, including lastminute.com, Vodafone and Freeview and four existing contact centres in the UK. The acquired business has annualised revenues of around £20 million. Approximately 400 7C employees, in the UK and India, were transferred to Vertex.

Vertex annually handles in excess of 30 million customers on more than 30 client contracts, involving over 200 million inbound calls and around 65 million bills and documents. Sales growth for the year ended 31 March 2003 moderated to 9 per cent, compared with 34 per cent in 2002 and 15 per cent in 2001. This was mainly due to a downturn in activity in the telecommunications sector. Vertex continues to focus on its strategic markets but is moving away from a dependency on internal work, with 71 per cent of revenues now external to United Utilities (2002: 68 per cent, 2001: 46 per cent). The business is dependent on a small number of major contracts, one of which was with TXU Europe, which went into administration in late 2002. Powergen Retail Limited acquired the business and certain assets of TXU Europe. Vertex and Powergen have recently signed a memorandum of understanding and, based on this, good progress is being made towards finalising a new contract.

During the year, Vertex enjoyed two major contract wins, Westminster City Council and the Department for Work and Pensions (DWP). The Westminster contract has an initial term of ten years, and an option for the council to extend for a further five years and is worth up to £422 million. This contract expands Vertex’s public sector portfolio, which already includes contracts with Companies House, Birmingham City Council and the London Borough of Ealing. Vertex manages a whole range of council services with partners Cap Gemini Ernst & Young UK and Accord plc, who provide information technology and facilities management services, respectively. DWP is a multi-million pound contract over three years with Vertex’s partner, SchlumbergerSema. The contract requires Vertex to provide a high capacity customer contact centre and information technology related services in order to support the DWP in its aim to convert up to 13 million benefit and pensions claimants to electronic payment methods.

Capital expenditure in the financial year 2003 was £34.8 million (2002: £31.5 million, 2001: £34.6 million). The net cash outflow before payments to the providers of finance in the financial year 2003 was £19.5 million (2002: £11.6 million, 2001: £8.6 million.)

TELECOMMUNICATIONS
Your Communications offers a range of fully integrated communications services – voice, data, mobile and internet – to the public sector and small and medium-sized corporate customers predominantly in central and northern England. It is focused on delivering complete communications packages, tailored to fit specific business needs, and wholesale products for resellers and other operators.

Capital expenditure for the financial year 2003 was £21.1 million (2002: £55.8 million, 2001: £64.7 million). During the year ended 31 March 2003, Your Communications completed the upgrade of its existing core network infrastructure. This has created a more powerful multi-service network, delivering higher bandwidth data and voice services to its business customers. In addition, during the year Your Communications invested a further £1.6 million in a customer relationship management system, which will provide an order processing system able to deal with the planned expansion in customer numbers.

The construction of Your Communications’ network has now been completed. The group has reviewed the carrying value of its telecommunications assets, in accordance with UK Financial Reporting Standard (“FRS”) 11, and as a result, an adjustment to value of £25.5 million was made during the financial year ended 31 March 2003.

Although network capacity sales are not a significant part of Your Communications’ revenues, current UK accounting practice has been reviewed in respect of these sales, and a revised policy has been adopted that treats such transactions as grants of operating leases, unless legal title passes. Consequently, the income from such transactions will now be recognised over the life of the lease rather than as a sale in the accounting period in which the transaction is concluded.

Your Communications’ focus remains on growth in value-added sales, becoming cash generative and progressing towards profitability.

Telecommunications regulation
Your Communications’ activities are principally regulated by the Telecommunications Act 1984 (the “Telecommunications Act”) and by the conditions of Your Communications’ public telecommunications operator (PTO) licence. The Secretary of State for Trade and Industry and the Director General of Telecommunications are the principal regulators of the telecommunications industry in the UK.

PTO licences in the UK, including Your Communications’ licence, contain a wide range of conditions designed, in particular, to ensure that PTO licence holders provide a basic range of telecommunication services and also have an obligation to negotiate, on request, interconnection with networks operated by other

18      United Utilities Annual Report on Form 20-F 2003

licensees, subject to the dispute resolution powers of the Director General of Telecommunications. PTO licences also contain prohibitions against showing undue preference or discrimination in the provision of telecommunication services. Your Communications’ PTO licence does not include price controls.

In November 2002, the UK Parliament commenced its review of the Communications Bill which contains the provision to replace the Director General of Telecommunications (“Oftel”) (and four other existing communications industry regulators) with a single regulator, the Office of Communications (“Ofcom”). Like the Director General of Telecommunications in the telecommunications sector, Ofcom will have powers concurrent with the Office of Fair Trading to apply competition rules in the communications sector. The Communications Bill would also remove the requirement for licensing of telecommunications systems and replace it with a new regulatory regime for electronic communications networks, services and associated facilities in line with new European Union Communications Directives. Oftel is currently undertaking a communications market review to determine future regulatory obligations to be applied to operators in a ‘dominant market position’, the conclusions of which are expected to be published in July 2003. Like all other fixed alternative operators Your Communications is expected to be classified as “dominant”, but only with respect to the termination of geographic calls on its own network. However, Oftel has proposed that it would not impose any significant regulatory obligations on smaller operators in this market. It is therefore expected that the proposals from Oftel will not have any detrimental impact on Your Communications. The determinations which have been issued to date by Oftel in relation to fixed incumbent interconnection retention, and the offering of partial private circuits by the fixed incumbent, would suggest a positive impact on smaller telecommunications operators, such as Your Communications.

Your Communications’ broadband wireless access licences in the UK were awarded under the Wireless Telegraphy Acts 1949 and 1998, which authorise the use of radio equipment and frequencies and prescribes the conditions under which that equipment may be used to provide broadband wireless access services on a regional basis. The Secretary of State may recover part, or all, of the spectrum allocated to the licensee if it appears to him that consumer interests are not being met. The licences will remain in force until the end of 2015 unless earlier revoked by the Secretary of State, under specified and limited circumstances, or surrendered by the licensee.

There has been concern in the UK over the possible health effects of radiowaves emitted by base stations and mobile phones. The report of the Independent Expert Group on Mobile Phones, commissioned by the UK government, was published in May 2000. It stated that the balance of evidence indicated that exposure to radiofrequency radiation below national and international guidelines does not cause adverse health effects to the general population, but that there may be biological effects. It recommended that a precautionary approach be taken. The UK government’s response to the report includes the publication of revised planning policy guidance on telecommunications, and the introduction of a requirement that applications to erect base stations with masts of 15 metres or under should be subject to the more rigorous public consultation procedures that apply to masts over that size. Research is continuing into the possible health effects of base stations and mobile phones. Public concern about the alleged risks could lead to a decrease in the demand for Your Communications’ services.

ORGANISATIONAL STRUCTURE
A list of all principal operating subsidiary undertakings is contained in note 13 to the consolidated financial statements.

DESCRIPTION OF PROPERTY
At 31 March 2003, United Utilities Water had the following principal operating facilities, all of which are owned by United Utilities Water and are freehold, except Sandon Dock which is leasehold:

		Approximate
Location	Description	area in hectares	(1)

Bowland Estate, Lancashire	Reservoir/gathering grounds	10,120

Haweswater Estate, Lake District, Cumbria	Reservoir/gathering grounds	9,900

Longdendale Estate, Cheshire	Reservoir/gathering grounds	7,490

West Pennine Moors, Lancashire	Reservoir/gathering grounds	6,872

Thirlmere Estate, Lake District, Cumbria	Reservoir/gathering grounds	4,850

Huntington, near Chester, Cheshire	Water treatment works	120

Davyhulme, Greater Manchester	Wastewater treatment works	117

Prescot, Merseyside	Water treatment works	72

Woodgate Hill, Greater Manchester	Water treatment works	40

Shell Green, Widnes	Sludge processing centre	12

Watchgate, Cumbria	Water treatment works	12

Sandon Dock, Liverpool	Wastewater treatment works	8

(1) One hectare equals 2.47 acres.

At 31 March 2003, United Utilities Electricity’s facilities included approximately 13,700 kilometres of overhead lines and 44,600 kilometres of underground cables operating at 132 kilovolts, 33 kilovolts, 25 kilovolts, 11 kilovolts, 6.6 kilovolts and 400/230 volts. United Utilities Electricity holds wayleaves which entitle it to run lines and cables through and across private land and in some circumstances these can be terminated by the landowner or occupier upon notice pursuant to the Electricity Act. However, United Utilities Electricity has statutory rights to seek the compulsory retention of a wayleave if termination is sought by the landowner/occupier. United Utilities Electricity does not anticipate that any significant relocation of these facilities will be required, any relocation of a major portion of these facilities would have a material adverse effect on the business and financial position of United Utilities Electricity. United Utilities Electricity also maintains approximately 17,700 ground mounted sub-stations and 16,600 pole mounted transformers in north west England. These are situated on properties either owned by United Utilities Electricity or under lease. United Utilities Electricity anticipates that it will be able to negotiate lease renewals on satisfactory terms or relocate equipment so that the non-renewal of any such leases would not have a material adverse effect upon United Utilities Electricity.

United Utilities Annual Report on Form 20-F 2003       19

At 31 March 2003, Your Communications’ facilities included approximately 168 kilometres of overhead fibre and 3,422 kilometres of underground fibre. Where the fibre is otherwise than in the public highway, Your Communications holds wayleaves which entitle it to run this fibre through and across private land and in some circumstances these can be terminated by the landowner or occupier upon notice. However, Your Communications has statutory rights under the Telecommunications Act to seek the compulsory retention of a wayleave if termination is sought by the landowner/occupier. The exception to this is the Crown Estates. Your Communications does not anticipate that any relocation of these facilities will be required. Any such relocation of a major portion of these facilities would have a material adverse effect on the business and financial position of Your Communications. Your Communications also maintains approximately 123 points of presence (including 48 microwave radio sites and five switches) located in England and Scotland from where services can be sold or where network equipment is housed. These points of presence are situated on properties either owned or leased by companies within United Utilities. Your Communications anticipates that it will be able to negotiate lease renewals on satisfactory terms or relocate equipment so that the non-renewal of any such leases would not have a material adverse effect on the business and financial condition of Your Communications. In addition, Your Communications leases offices in Birmingham, Sheffield and Bolton. The headquarters and depot in Manchester are leased from United Utilities Electricity.

At 31 March 2003, United Utilities Green Energy’s facilities included approximately 45MW of landfill gas generation plant, 17MW of small-scale hydropower plant and 13MW of small-scale industrial generation plant. The facilities are located throughout the UK and situated on 39 properties held under long-term leases. The terms of the leases coincide with the anticipated economic lives of the generation plants.

At 31 March 2003, Vertex’s facilities included leased customer management centres at Knowsley, Warrington, Whitehaven, Rayleigh and New Delhi, India. Its headquarters in Manchester are also leased.

In addition to the properties described above, the company occupies various non-operational properties consisting primarily of offices, depots, warehouses and workshops. These are either owned by the company or leased. It is anticipated that the company will be able to negotiate renewals of any expiring leases, or relocate the relevant facilities, without having a material adverse impact on the company. The most significant of these non-operational properties are the company’s London office which is leased by the company, the company’s headquarters, and United Utilities Water’s operations and customer centres in Warrington which are owned by United Utilities Water, and United Utilities Electricity’s operations and customer centres in Manchester which are owned by United Utilities Electricity. United Utilities Contract Solutions’ headquarters in Warrington are leased.

The contaminated land regime in Part IIA of the Environmental Protection Act 1990 places liability for the clean-up of contaminated land upon any person who caused the contamination or, in some circumstances, who knew of its presence and failed to prevent it. If no such person can be found after a reasonable enquiry has been made, liability for clean-up falls upon the current owner or occupier of the land. The regime provides for exemptions from liability in certain cases. The company is not aware of any liability which it may have under the regime which will have a material adverse impact on its businesses.

The company believes that all its properties are in a reasonable state of repair and are adequate for their purpose. The company has a continuing programme of improving, replacing and disposing of property when considered appropriate to meet the needs of its business operations. The company is not aware of any material environmental issues which would prevent the company’s anticipated utilisation of the above-mentioned properties. Some non-operational areas of United Utilities Water’s wastewater treatment works at Irlam, Manchester, may be designated as contaminated, but at present it is not clear how the liability for the clean-up will be allocated, or the extent of the cost for such work. However, this is not expected to have a material impact on the company’s results.

ITEM 5  OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The “Operating review” and “Financial review” of the group appear on pages 4 to 19 and 26 to 29, respectively, of the 2003 annual report to shareholders, incorporated by reference herein. The discussion in the 2003 annual report to shareholders, together with the discussion below, is designed to comply with the requirements of item 5.

References to segmental operating profit/losses are defined as the profit from continuing operations before non-operating items, goodwill amortisation, exceptional items, interest and tax for a segment as shown in note 2 of the consolidated financial statements.

In the discussion, profit from continuing operations before non-operating items, goodwill amortisation, exceptional items, interest and tax are derived directly from the consolidated profit and loss accounts on page 46 of the 2003 annual report to shareholders, incorporated by reference herein. Management believes this financial measure provides useful information to investors as it represents the total of the segmental operating profits/losses for each segment, as shown in note 2 of the consolidated financial statements, which are used as the basis for discussion in the “Operating review” and “Financial review” in the 2003 annual report to shareholders. To obtain the GAAP measure, goodwill amortisation and exceptional items as recorded under UK GAAP are deducted from the non-GAAP measure as shown in the reconciliation below. The segmental analysis as shown in note 2 of the consolidated financial statements is prepared to highlight the underlying performance of each segment.

A reconciliation of profit before interest and tax and profit from continuing operations before non-operating items, goodwill amortisation, exceptional items, interest and tax, as used in the discussion, is shown in the table below:

	2003 £m	Restated 2002 £m	Restated 2001 £m	Restated 2000 £m	Restated 1999 £m

Profit before interest and tax	558.9	533.4	698.0	663.0	659.1

Goodwill amortisation	7.5	8.0	4.0	0.4	–

Exceptional (credit)/charge	(4.7)	11.9	(174.6)	31.0	31.9

Discontinued operations	–	–	(21.6)	(76.9)	(56.4)

Profit from continuing operations before non-operating items, goodwill
amortisation, exceptional items, interest and tax	561.7	553.3	505.8	617.5	634.6

Turnover shown for business segments is from continuing operations and includes the group’s share of joint ventures’ turnover.

The focus of the discussion is on the financial statements included in the 2003 annual report to shareholders, which are prepared in accordance with UK GAAP. A summary of differences between UK GAAP and US GAAP and reconciliations to net income, shareholders’ equity and financial position in accordance with US GAAP is included in this document as listed in the index in item 17.

20      United Utilities Annual Report on Form 20-F 2003

Looking forward
The group’s support services businesses made good progress in the year and further growth in non-regulated income is expected in the years ahead. These businesses account for a growing proportion of profit from continuing operations before non-operating items, goodwill amortisation, exceptional items, interest and tax, and have a combined order book of nearly £4.5 billion, principally from the utility and public sectors in the United Kingdom. Management’s aim is to continue to advance the growth of these businesses by applying the core skills of business process management and infrastructure management to carefully selected markets.

With allowed real price increases of nearly nine per cent over the course of the next two years, the group expects that profit from continuing operations before non-operating items, goodwill amortisation, exceptional items, interest and tax will improve in the wastewater and water business. By 2005, the water industry will have been subject to 15 years of incentive-based regulation, which means that the scope for future efficiency improvements is diminished. Consequently, funding for further quality improvements will principally have to come from customers and the capital markets.

For the electricity distribution business, the UK government’s commitment to green energy will increase the number of generators directly connected to the distribution networks. This will lead to the requirement for additional capital investment as the industry responds to the electricity regulator’s challenge to “Rewire Britain”.

REVENUES
A breakdown of revenues by activity and geographic region is contained in note 2 to the consolidated financial statements.

Revenue recognition
The group’s revenue recognition policies discussed below are in accordance with UK GAAP. Differences arise between UK and US GAAP for revenue recognition as shown in note 36(m) of the summary of differences between UK and US GAAP included as listed in the index in item 17.

For licensed multi-utility operations, the group raises bills and recognises revenue in accordance with its entitlement to receive revenue in line with the limits established by the periodic regulatory price review processes. For customers with meters, the receivable billed is dependent upon the volume supplied including an estimate of the sales value of units supplied between the date of the last meter reading and the year end. Meters are read on a cyclical basis and the group recognises revenue for unbilled amounts based on estimated usage from the last billing through to the end of the financial year. The estimated usage is based on historic data, judgement and assumptions; actual results could differ from these estimates which would result in operating revenues being adjusted in the period that the revision to the estimates is determined. For customers who do not have a meter, the receivable billed is dependent upon the rateable value of the property, as assessed by an independent rating officer.

In the group’s other businesses (infrastructure management, business process outsourcing and telecommunications) revenue is recognised in line with activity and performance, normally using amounts specified in contractual obligations and when collectability is reasonably assured. In general:

•	Variable revenues, for example revenues dependent upon customer volumes in the period, are recognised only when those variable activities are performed;

•	Performance incentives are recognised in revenue only to the extent that incentives are reasonably considered to have been earned;

•	Revenue received in advance of performance is recognised in deferred income. When performance occurs, the deferred income is released and simultaneously reported as revenue;

•	Set up fees received from clients as contributions to costs are credited to deferred income when received and recognised in revenue (i) as costs are incurred for fees identified as being against transition costs, or (ii) over the expected life of fixed assets if the fees are received as a contribution to assets or (iii) over the period of the contract in line with activity or performance levels for fees not contractually identified against delivered services; and

•	Capacity sales pursuant to Indefeasible Rights of Use agreements are treated as operating leases with profit being recognised over the term of the agreement.

LIQUIDITY AND CAPITAL RESOURCES
The group’s primary source of liquidity is cash generated from its ongoing business operations. As reflected in the consolidated cash flow statement on page 48 of the consolidated financial statements, in the financial year ended 2003, net cash flow generated from the group’s trading operations was £852 million, compared with £800 million in 2002 and £842 million in 2001. The water regulator and the electricity regulator set the majority of the group’s revenues from ongoing operations, providing both a stable and predictable source of funds.

The group’s treasury policy is discussed in the “Financial review” on page 29 of the 2003 annual report to shareholders.

Shorter-term liquidity
Short-term liquidity requirements are met from the group’s normal operating cash flow. Further liquidity is provided by: cash and short-term investment balances; the company’s US$1.5 billion euro commercial paper programme supported by committed bank facilities; and committed but undrawn long-term credit facilities.

Cash and short-term investment balances were £689 million at 31 March 2003, compared with £388 million at 2002 and £433 million at 2001.

Bank overdrafts and temporary borrowings, which are repayable in less than one year, were £157.5 million at 31 March 2003, compared with £164.9 million at 31 March 2002 and £262.3 million at 31 March 2001. The weighted average rate of interest on bank overdrafts and temporary borrowings was 4.25 per cent (2002: 4.8 per cent, 2001: 6.1 per cent). The group had available committed bank facilities of £935.0 million (2002: £1,010.0 million, 2001: £1,275.0 million) of which £934.2 million was unutilised at 31 March 2003 (2002: £986.2 million, 2001: £1,252.3 million). Of the amounts unutilised, £200.0 million expire within one year, £160.0 million expire after one year but in less than two years, and the remaining £574.2 million expire in more than two years.

United Utilities Annual Report on Form 20-F 2003      21

During the financial year ended 31 March 2003, the US$1.5 billion euro commercial paper programme provided revolving funding of £533 million with outstanding issuance of £119 million at 31 March 2003, compared with £135 million at 2002 and £203 million at 2001. The US$1.5 billion euro commercial paper programme provides for the periodic issuance of notes by United Utilities, United Utilities Water and United Utilities Electricity. The notes will have a maturity (not less than one day and not more than 364 days) and an interest rate determined at the time of issuance. United Utilities has entered into £935 million of credit facilities, as noted above, used primarily as support for the US$1.5 billion euro commercial paper programme.

Longer-term liquidity
The company has effective access to the international debt capital markets through its €4 billion euro medium-term note programme and its US$2 billion US shelf registration statement. The €4 billion euro medium-term note programme provides for the periodic issuance by United Utilities, United Utilities Water and United Utilities Electricity of debt instruments on terms and conditions determined at the time the instruments were issued.

The currencies in which debt is held are disclosed in note 22 to the consolidated financial statements.

In addition, the company has contracted but not yet issued £50 million of long-term debt securities and a £10 million long-term loan that had not been drawn down at 31 March 2003 compared with undrawn long-term loans totalling £240 million at 2002 and £200 million at 2001.

During the last financial year, the company received £693 million of term funding which includes the £240 million of undrawn long-term loans at 2002 but excludes the £50 million of debt securities contracted but not yet issued and the £10 million of undrawn long-term loans at 2003. The details of this financing are as follows:

	Rate		£m

European Investment Bank	Floating	(1)	240.0

Bank loan	Floating	(1)	75.0

Medium-term notes:

GBP – 2010 issue	5.25%	(2)	150.0

GBP – 2027 issue	5.625%	(2)	150.0

HKD due 2007	Floating	(3)	12.5

JPY due 2008	0.705%	(3)	15.4

GBP – index-linked 2032	RPI+ 3.75%		50.1

Note:
(1)	Interest rate is set by reference to GBP LIBOR.

(2)	Long-term debt issues swapped to a floating interest rate, set by reference to GBP LIBOR.

(3)	Debt denominated in a foreign currency has been swapped to GBP with a floating interest rate, set by reference to GBP LIBOR.

The group’s term loans were £3,715.9 million at 31 March 2003, compared with £3,083.0 million at 31 March 2002 and £2,776.4 million at 31 March 2001. Amounts repayable after more than five years comprise bank and other loans repayable between 2009 and 2053. Interest rates range from 3.375 per cent to 14.83 per cent on £1,932.0 million (2002: £2,386.0 million, 2001: £2,053.4 million) and are at floating rates on £359.0 million (2002: £228.4 million, 2001: £193.0 million).

Contractual obligations
The following table summarises the contractual obligations of the company and the effect such obligations are expected to have on the company’s liquidity and cash flow in future periods.

				Payments due by period

	Less than one year	1-3 years	4-5 years	More than 5 years	Total
	£m	£m	£m	£m	£m

Long-term debt	(35.9)	(517.2)	(940.7)	(2,222.1)	(3,715.9)

Capital lease obligations	(108.7)	(0.8)	(11.4)	(68.9)	(189.8)

Operating leases	(11.3)	(15.3)	(9.7)	(179.5)	(215.8)

Total contractual cash obligations	(155.9)	(533.3)	(961.8)	(2,470.5)	(4,121.5)

Financial guarantees			Amount of commitment expiration per period

	Less than one year	1-3 years	4-5 years	More than 5 years	Total
	£m	£m	£m	£m	£m

Guarantees	(30.5)	(165.8)	(224.5)	(295.0)	(715.8)

Total commercial commitments	(30.5)	(165.8)	(224.5)	(295.0)	(715.8)

The table above discloses financial guarantees given by United Utilities in support of borrowings by subsidiary companies, where the underlying obligation is already reflected in the disclosure of long-term debt. The £715.8 million of financial guarantees relate to borrowings by United Utilities Water and United Utilities Electricity from the European Investment Bank.

The capital commitments of the group as at 31 March 2003 were £402.7 million. The group also has obligations under its licence to comply with the capital programmes as specified by the regulators.

22      United Utilities Annual Report on Form 20-F 2003

Performance guarantees
As part of the commercial operations of the group, performance guarantees are sometimes required by clients. These guarantees may be called where the standards of service set out within the relevant contract are not fulfilled and other possible remedies under the contract are not successful.

Total guarantees as at 31 March 2003, where a financial limit has been specified, were £133.6 million (2002: £126.8 million, 2001: £131.6 million)

Guarantees totalling £99.5 million, and a guarantee which has unlimited liability, are supported by an indemnification agreement from a third party external to United Utilities.This indemnification agreement follows the disposal of certain operations, and contains no limit on the value of indemnity available. Therefore any payments under these guarantees may be fully recoverable from the third party.

Performance guarantees supporting the group’s contribution to the performance of partnership companies totalled £10.1 million. The partnership company is responsible for arranging the issue of the guarantee by a financial institution to the client, and the partners are required to provide an indemnity to the financial institution for a share of that guarantee, in proportion to their shareholding in the partnership company. Alternatively, the partners may be required to issue a guarantee directly to the client, contributing to the total guarantee in proportion to their shareholding in the partnership company. These arrangements are supported by cross-indemnities from the partners, (i.e. the partners must pay a proportionate share of any indemnity payable to the financial institution or directly to the client). The full value of the guarantees will only become payable if the guarantee issued by the financial institution, or directly to the client, were to be payable in full.

Guarantees totalling £24.0 million relate to the disposal of certain operations, and reflect the capped value of indemnities issued to the purchaser for pre-completion events. It is anticipated that in the event of a claim the group may be able to recover funds from its insurers, although this will depend on the circumstances of the incident giving rise to the claim under the indemnity.

The carrying value of these guarantees is £nil, (2002: £nil, 2001: £nil).

Where a performance guarantee has been issued by a financial institution, United Utilities will have agreed to indemnify the bank in the event the guarantee is exercised, otherwise the guarantee will be issued by United Utilities or a subsidiary company.

Joint ventures
The group enters into joint ventures with consortium partners. The financial and legal structure of a joint venture is designed to limit the group’s exposure to the extent of the equity investment and loans provided by the group, with no further recourse should the joint venture default. Excluding the provision for joint venture losses in accordance with FRS9, for which the group has no financial commitment, the maximum exposure of the group is limited to the carrying value of the investments which was £40.2 million at 31 March 2003 (2002: £53.0 million) and the trade debtors due from the joint ventures of £8.6 million at 31 March 2003 (2002: £5.1 million). All joint venture arrangements have been consolidated into the group’s results on a gross equity accounting basis. The joint venture normally enters into the main contract with the customer, for example by taking on ownership of the assets subject to the contract. The consortium partners may then enter into subcontracts with the joint venture for the provision of services appropriate to their expertise. This enables the company to take on only those risks which fall within its normal commercial expertise, such as infrastructure management, while other parties will provide their skills to the joint venture and take on those risks accordingly, for example design and construction. However, the performance of any joint venture will affect the group’s financial performance to the extent of its interest in such a joint venture.

Summary
Management has reviewed the business plan and considers that the group has sufficient liquidity to meet the anticipated financial commitments for the next twelve months.

INFLATION
Inflation affects revenues, operating expenses and interest charges. However, the impact of inflation has not had a material effect on the group’s operating results during the year.

RESEARCH AND DEVELOPMENT
United Utilities undertakes research primarily to provide improved standards of service to customers together with continuing improvements in business efficiency. The group’s intention is to strengthen its understanding of science and technology in relation to its range of wastewater and water treatment processes, in order to ensure that treatment plants are able to meet the required current and future standards. It also aims to develop new solutions for areas of its business (for example, looking at new processes to render waste materials inert and to turn them into saleable products). New methods are being investigated to determine the condition of assets, and ways in which to improve maintenance methodologies to ensure the delivery of consistent satisfactory performance and the maximisation of asset life. Research is also undertaken into current practices, for example in relation to health concerns relating to drinking water standards.

United Utilities is a member of a number of collaborative research programmes including UK Water Industry Research and Water Research Centre, both of which address common issues that face the UK water industry. EA Technology Limited provides a similar service to the UK electricity distribution industry. The group also undertakes company specific projects with these and other research and development providers and with universities.

Over the past three years, research and development expenditure by the group was £0.8 million in the year ended 31 March 2003 (2002: £1.5 million, 2001: £2.6 million).

United Utilities Annual Report on Form 20-F 2003      23

Patent portfolio management
The company acquires patents in order to provide protection of those ideas and inventions which it intends to exploit commercially. Patents are maintained for up to 20 years.

There are currently 23 inventions which have patents awarded in several jurisdictions. During the year ended 31 March 2003, these 23 active patents generated 83 patent renewals in 26 different countries.

The cost of maintaining patents was less than £50,000 per annum in each of the last three years.

Licences
United Utilities grants licences to third parties for the commercial exploitation of its patent rights and intellectual property. There are currently ten active licence agreements. United Utilities may, as part of the licence, provide support to licencees for the purposes of marketing the product or service.

CRITICAL ACCOUNTING POLICIES
The group prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United Kingdom and reconciles its net income, shareholders’ equity and financial position to US GAAP. As such, the group is required to make certain estimates, judgements and assumptions that it believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented.

On an ongoing basis, the group evaluates its estimates using historical experience, consultation with experts and other methods considered reasonable in the particular circumstances. Actual results may differ significantly from the estimates, the effect of which is recognised in the period in which the facts that give rise to the revision become known.

The group’s accounting policies are detailed in note 1 of the consolidated financial statements. The following paragraphs detail the policies the group believes to have the most significant impact on the annual results under UK GAAP and US GAAP:

Carrying value of long-lived assets
The group’s accounting policy for tangible fixed assets is detailed in note 1(g) of the consolidated financial statements. The carrying value of tangible fixed assets under UK GAAP as at 31 March 2003 was £7,087.3 million. Additions to tangible fixed assets totalled £787.3 million and the depreciation charge was £349.8 million in the year ended 31 March 2003. The estimated useful economic lives of fixed assets are based on management’s judgement and experience. When management identifies that actual useful lives differ materially from the estimates used to calculate depreciation, that charge is adjusted prospectively. Due to the significance of fixed asset investment to the group, variations between actual and estimated useful lives could impact operating results both positively and negatively, although, historically few changes to estimated useful lives have been required.

In accordance with UK GAAP and US GAAP, the group is required to evaluate the carrying values of fixed assets for impairment whenever circumstances indicate, in management’s judgement, that the carrying value of such assets may not be recoverable. An impairment review requires management to make subjective judgements concerning the cash flows, growth rates and discount rates of the income generating units under review. With the construction of the telecommunications network now completed, the group has reviewed the carrying value of its telecommunications assets, in accordance with FRS11, Impairment of Fixed Assets and Goodwill, under UK GAAP. Based on an assumed pre-tax nominal weighted average cost of capital of 16 per cent, and a long-term real growth rate of 2.25 per cent, an adjustment to value of £25.5 million has been made representing £14.6 million tangible assets, £8.6 million intangible assets and £2.3 million goodwill. Under US GAAP, there is no indication of impairment of tangible or intangible assets with finite lives in the telecommunications business on an undiscounted cash flow basis in accordance with Statement of Financial Accounting Standard (“SFAS”) 144, Accounting for Impairment or Disposal of Long-Lived Assets. Furthermore, under SFAS 142, Goodwill and Other Intangible Assets, there is no impairment for goodwill. Therefore a reconciling item is recorded as discussed in note 36(g) of the summary of differences between UK and US GAAP included as listed in the index in item 17.

Renewals accounting
Under UK GAAP, the depreciation charge for infrastructure assets is the estimated level of annual expenditure required to maintain the operating capability of the network which is based on the group’s asset management plan which has been certified by Halcrow Management Sciences Limited, an independent infrastructure management consultant approved by Ofwat. Variations between actual infrastructure spend and estimated spend are included in the balance sheet, with the principle being to “equalise” the effect of annual spend variations on the charge to the profit and loss account. Therefore, the independently certified asset management plan has an impact on the group’s operating profit and changes in the plan assumptions could give rise to a different operating profit. These assumptions include judgements relating to the condition and performance of infrastructure assets. Under US GAAP, the depreciation charge reflects actual expenditure in the year and therefore, as discussed in note 36(b) in the summary of differences between UK and US GAAP included as listed in the index in item 17, a reconciling item is recorded.

Deferred tax
The group accounts for deferred tax on a discounted basis, as permitted by UK GAAP. The deferred tax provision under UK GAAP as at 31 March 2003 is £335.6 million. The balance sheet provision is discounted using the rate of interest at the balance sheet date on UK gilts with similar maturity dates and currencies to those of the deferred tax assets and liabilities. Therefore, the group uses 15+ years UK gilt rate to reflect the long-life nature of infrastructure and operational assets. An increase or decrease in applicable discount rates of 0.1 per cent would change the balance sheet provision at 31 March 2003 by approximately £9 million and the tax charge, for the year then ended, by the same amount. Discounting is not permitted under US GAAP and therefore, as discussed in note 36(k) in the summary of differences between UK and US GAAP included as listed in the index in item 17, a reconciling item is recorded for the discounting impact. A deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of available evidence, it is regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. Changes to management’s view of the recoverability of deferred tax assets could give rise to different tax charges.

24     United Utilities Annual Report on Form 20-F 2003

Revenue recognition for regulated activities
The group’s regulated revenues recognised in the financial year include amounts billed to customers on a cyclical basis and unbilled amounts based on estimated usage from the last billing to the end of the financial year. The estimated usage is based on judgement and assumptions. Actual results could differ from these estimates which would result in operating revenues being adjusted in the period that the revision to the estimates is determined.

Revenue recognition for non-regulated activities
Under UK GAAP, the group recognises revenue generally at the time of delivery and when collection of the resulting debt is reasonably assured. Should management consider that the criteria for revenue recognition are not met for a transaction, revenue recognition would be delayed until such time that the transaction becomes fully earned. Payments received in advance of revenue recognition are recorded as deferred revenue. Under US GAAP, the group recognises revenue when (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured. This difference in approach results in reconciling items for revenue and profit recognition, as further discussed in note 36(m) in the summary of differences between UK and US GAAP included as listed in the index in item 17. Under both UK and US GAAP, performance based revenues are recognised only to the extent that the revenues are prudently considered to have been earned at the reporting date.

Provision for doubtful debts
At each balance sheet date, United Utilities and each of its subsidiaries evaluate the collectability of trade debtors and record provisions for doubtful debts based on experience. These provisions are based on, amongst other things, comparisons of the relative age of accounts and consideration of actual write-off history. The actual level of debt collected may differ from the estimated levels of recovery, which could impact operating results positively or negatively. As at 31 March 2003, the group’s gross trade debtors were £313.6 million and the provision for doubtful debts was £93.9 million.

Accounting for provisions and contingencies
The group is subject to a number of claims incidental to the normal conduct of its business, relating to and including commercial, contractual and employment matters, which are handled and defended in the ordinary course of business. The group routinely assesses the likelihood of any adverse judgements or outcomes to these matters as well as ranges of probable and reasonably estimated losses. Reasonable estimates involve judgements made by management after considering information including notifications, settlements, estimates performed by independent parties and outside counsel, available facts, identification of other potentially responsible parties and their ability to contribute, and prior experience. In accordance with UK GAAP, a provision is recognised when it is probable that an obligation exists for which a reliable estimate can be made of the obligation after careful analysis of the individual matter. The required provision may change in the future due to new developments and as additional information becomes available. Matters that are either possible obligations or do not meet the recognition criteria for a provision are disclosed, unless the possibility of transferring economic benefits is remote.

Goodwill
The group records all assets and liabilities acquired in purchase acquisitions, including goodwill, at fair value as required by UK and US GAAP. Under UK GAAP, goodwill is amortised to £nil by equal annual instalments over the estimated useful life, generally not exceeding 20 years. Goodwill is assessed for impairment whenever events or circumstances might indicate that it may be impaired. The review is performed on the same basis as for tangible fixed assets as discussed above by considering income generating units. As at 31 March 2003, the net book value of goodwill under UK GAAP was £78.0 million (including goodwill related to joint ventures within fixed asset investments) and the amortisation charge for the year then ended was £7.5 million. Under US GAAP, goodwill is no longer amortised as of 1 April 2002 but is subject, at a minimum, to annual tests for impairment. The initial goodwill recorded and subsequent impairment analysis requires management to make subjective judgements concerning the fair value of reporting units. Under US GAAP, the carrying value of goodwill as at 31 March 2003 was £981.3 million. This is substantially higher than that reported under UK GAAP due to a significant amount of goodwill written off directly to reserves under UK GAAP prior to the adoption of FRS10.

Pensions
The group operates two defined benefit schemes, one of which has a defined contribution section, which are independent of the group’s finances. Actuarial valuations of the schemes are carried out as determined by the trustees at intervals of not more than three years. Under UK GAAP, the pension cost is assessed in accordance with the advice of a firm of actuaries based on the latest actuarial valuation and assumptions determined by the actuary. The assumptions are based on information supplied to the actuary by the group, supplemented by discussions between the actuary and management. The assumptions are disclosed in note 25 of the consolidated financial statements. Under US GAAP, actuarial determinations are required on an annual basis. Additionally a different method of calculating the pension cost is required and therefore a reconciling item is recorded as discussed in note 36(a) in the summary of differences between UK and US GAAP included as listed in the index in item 17. Both UK and US GAAP operating results are affected by the actuarial assumptions used. These assumptions include investment returns on the schemes’ assets, discount rates, pay growth and increases to pensions in payment and deferred pensions. Changes to these assumptions could give rise to different operating results.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
Recently issued UK GAAP and US GAAP accounting pronouncements which have yet to be adopted are described in note 1(t) of the consolidated financial statements and in note 36(q) of the summary of differences between UK and US GAAP included as listed in the index in item 17, respectively.

United Utilities Annual Report on Form 20-F 2003     25

ITEM 6  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and senior management
The business of the company is managed by the board of directors (the “board”). The company’s constitution (the “articles of association”) provides that directors must retire from office at the third annual general meeting following their appointment or re-appointment by shareholders at an annual general meeting. The retiring directors may offer themselves for re-election. Jane Newell, John Roberts and Gordon Waters will retire as directors at the 2003 annual general meeting and will seek re-election under the rotation provisions in the articles of association. The directors may appoint one or more of their number to the office of managing director or to any executive office for such period and on such terms as they think fit.

The biographies of the executive and non-executive directors appear on page 31 of the 2003 annual report to shareholders, incorporated by reference herein. The business address of each of the directors is the company’s registered office which is Dawson House, Great Sankey, Warrington WA5 3LW, England.

The executive and non-executive directors of the company serving during the 2003 financial year were:

	Age	Position	Date appointed to current office	Date resigned

Executive directors

John Roberts	57	Chief executive	1 September 1999

Simon Batey	49	Group finance director	1 April 2000

Les Dawson	46	Managing director, United Utilities Service Delivery	1 November 2000	25 March 2003

Gordon Waters	55	Managing director, United Utilities Contract Solutions	1 March 1996

Non-executive directors

Sir Richard Evans	60	Chairman and chairman of the nomination committee	1 September 1997

Sir Peter Middleton	69	Deputy chairman and senior independent non-executive	1 January 1994

Norman Broadhurst	61	Chairman of the audit committee	1 April 1999

Jane Newell	59	Chairman of the company’s major pension schemes	1 September 1996

Andrew Pinder	56	Non-executive director	1 September 2001

John Seed	64	Chairman of the remuneration committee	1 March 1996

The following are the executive officers of the company who are not board directors, but are members of the executive leadership team:

	Age	Position	Principal business activities outside the company	Date appointed to current office	Date of expiry of service contract (to age 60)

Executive officers

Bob Armstrong	53	Managing director, United Utilities Customer Sales. Joined as head of personnel and then became customer services and strategic planning director.	Chairman of Water UK	1 October 2000	21 November 2009

Linda Booth	50	Group human resources director. Joined as human resources director, Your Communications.	Director of Create Liverpool Trading Limited	1 January 2003	9 October 2012

Tom Drury	41	Managing director, Vertex. Joined as group financial controller and became finance director, United Utilities Water. Previously with PricewaterhouseCoopers.		1 April 1996	14 September 2021

Dr Clive Elphick	46	Group planning director. Joined as group financial controller and later economic regulatory director, United Utilities Water. Previously with Deloitte & Touche.		1 December 1994	24 November 2016

Hugh Logan	53	Managing director, Your Communications. Joined from British Telecommunications PLC where he was managing director, BT Mobile.		17 July 2000	11 November 2009

Ian Priestner	46	Group communications director. Joined from British Gas PLC where he was head of public policy and government relations.		16 October 2000	20 May 2017

Tim Rayner	42	Secretary. A solicitor, joined as group legal adviser. Previously a partner at Addleshaw, Sons & Latham, a law firm.		1 April 1998	4 August 2020

David Scott	50	Former group human resources director. Joined from HM Prison Service where he was director of personnel.		1 June 1998	Resigned 31 December 2002

There are no family relationships between any of the directors or senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of the persons referred to above was selected as a director or member of senior management.

26     United Utilities Annual Report on Form 20-F 2003

Compensation
During the financial year 2003, the aggregate amount of compensation paid by the company to all directors of the company was £2,263,930. Details of amounts paid to each individual director are shown in the “Directors’ remuneration report” on pages 38 to 44 of the 2003 annual report to shareholders, incorporated by reference herein. During the financial year 2003, the aggregate amount of compensation paid by the company to the executive officers was £1,888,626. Details of amounts paid to each individual executive officer are not disclosed as there is no legal requirement to publicly disclose this information in England and Wales.

During the financial year 2003, the total amounts set aside or accrued by the company or its subsidiaries to provide pension, retirement or similar benefits for all directors and executive officers was £1,489,000. Non-executive directors do not participate in any of the company’s pension schemes.

Board Practices
Non-executive directors are appointed for an initial term of three-years, which may be renewed for additional three-year periods thereafter. They do not have contracts of service and, in the event of early termination for whatever reason, they are not entitled to compensation.

All executive directors and executive officers have contracts which are terminable by the company serving one year’s notice, except for Bob Armstrong who, by virtue of a long-standing contractual arrangement, has a three-year notice period. Contracts terminate automatically upon the director or executive officer reaching age 60 unless the company agrees that a director may continue to work after attaining age 60. The dates of expiration of each executive director’s service contract at age 60 are shown in the 2003 annual report to shareholders on page 44 within the “Remuneration report” at table 10, which is incorporated by reference herein. The dates of expiration for each executive officer’s service contract at age 60 are shown in the table above. No special arrangements apply if there is a change in control.

Service contracts do not provide explicitly for termination payments (other than for holidays due but not taken), liquidated damages or payments in lieu of notice. If a contract is to be terminated, the remuneration committee will, in each circumstance, determine the compensation that may be paid after applying such mitigation it considers is fair and reasonable. It will take into account best practice and legal advice on the company’s liability to pay compensation and the amount of compensation in each case.

Summaries of the functions and membership of the nomination committee and the audit committee appear on pages 35 and 36 respectively within the sections headed ‘Report on governance’ and ‘Directors’ remuneration report’ of the 2003 annual report to shareholders, incorporated by reference herein.

Employees

Number of employees

Financial year ended 31 March	2003	2002	2001

Licensed multi-utility operations	4,269	4,368	4,764

Infrastructure management	2,163	2,076	407

Business process outsourcing	6,540	6,576	5,015

Telecommunications	681	743	618

Other activities	149	130	109

Divestments

Energy supply	–	–	114

Contracting	–	–	25

Average number of persons employed by the group during the year	13,802	13,893	11,052

Substantially all of the group’s employees are based in the United Kingdom.

The group continues to recognise, and to work in partnership with, a range of trade unions operating across the sectors in which it operates. A statement of principles underpins the approach to labour relations across the group. Changes to employment legislation in the UK are increasing the numbers of employees embraced by collective bargaining arrangements. Good industrial relations remains a priority for United Utilities across the whole of its business.

In summary:

•	Licensed multi-utility operations – 99 per cent of employees within United Utilities Service Delivery are now represented by trade unions for collective bargaining purposes under the terms of a recently signed voluntary collective agreement. Work is currently underway to consolidate legacy multiple agreements into a consistent set of terms and conditions.

•	Infrastructure management – trade union involvement in United Utilities Contract Solutions has increased significantly with the acquisition of the Welsh Water contract, whose workforce is heavily unionised. 95 per cent of employees in Wales are covered by collective bargaining arrangements. Network services has 80 per cent of its workforce under collective bargaining but, in the remainder of United Utilities Contract Solutions, staff are employed on personal contracts and are not covered by collective agreements.

•	Business process outsourcing – around 51 per cent of the Vertex workforce are covered by collective bargaining arrangements. Union membership is increasing as Vertex acquires new contracts in the telecommunications and public sectors in the UK. Vertex has a progressive approach to partnership with its trade unions, and has been recognised externally for best practice in this area.

•	Telecommunications – 26 per cent of the Your Communications’ workforce is covered by collective bargaining arrangements.

United Utilities Annual Report on Form 20-F 2003      27

Share Ownership
As at 21 May 2003, the total interest in ordinary shares held by the directors and executive officers of United Utilities as a group was as follows:

Title of class	Identity of person or group	Amount of interest	Per cent of class

Ordinary shares of £1 each	Directors and executive officers (16 persons)	161,618	0.0290

Individual holdings of the directors in the share capital of the company are shown below:

			At 21 May 2003

	Shares	Deferred	Total

John Roberts	35,255	15,264	50,519

Simon Batey	49,505	12,732	62,237

Gordon Waters	26,636	8,850	35,486

Sir Richard Evans	245	–	245

Norman Broadhurst	341	–	341

Sir Peter Middleton	4,574	–	4,574

Jane Newell	4,356	–	4,356

Andrew Pinder	–	–	–

John Seed	5,555	–	5,555

In addition, as at 21 May 2003, the executive directors, as a group, and executive officers of United Utilities, as a group, held options to purchase 7,940 and 74,672 ordinary shares respectively, all of which were issued pursuant to the United Utilities employee ShareSave scheme, the company share option scheme 1999 or its predecessor, the executive share option scheme. Under the terms of the deferred share plan, at 21 May 2003, the executive directors as a group held 36,846 shares and the executive officers as a group held 37,727 shares. Individual holdings of share options held by the executive directors are disclosed within the “Remuneration report” on pages 38 to 44 of the 2003 annual report to shareholders, incorporated by reference herein. None of the executive officers holds more than one per cent of the ordinary share capital of the company and therefore individual share ownership details are not disclosed.

Owning shares in the company is an important way of strengthening employees’ involvement in the development of the business and of bringing together their interests and those of shareholders. The company promotes greater ownership of its shares by offering employees the opportunity to build up a shareholding through its various share schemes, namely the company share option scheme 1999 and the two Inland Revenue approved all-employee schemes, ‘ShareSave’ (a save-as-you-earn share option scheme) and ‘ShareBuy’ (a share incentive plan). Under the rules of the ShareSave scheme an eligible employee can save up to £250 per month from their net salary for a three or a five-year term, and in proportion to the level of savings an option to purchase shares at the end of the term is granted. Under the rules of the ShareBuy plan an eligible employee is able to apply up to £125 from their gross salary (or ten per cent of monthly taxable salary) into the plan. These funds are then passed to the independent trustee of the plan who makes a monthly purchase of United Utilities shares at full market price. The shares are then held in trust for the employee for a five-year term in order to retain the maximum tax advantage. The group accepts its responsibility to provide financial education to employees and, in particular, to make employees aware of the risk involved in building up a large stake in a single stock. Accordingly, the company makes available a multi-stock United Utilities Individual Saving Account (ISA) for employees who wish to invest in a more diverse portfolio and facilitates access for employees to independent financial advisors. The success of these initiatives is evidenced by the receipt in December 2002 of an award from ProShare for the third consecutive year for “Best Financial Education Programme for Employees” and, in May 2003, the company also received an award from Employee Benefits Magazine for “Most Effective Share Scheme Strategy”. Note 24 to the consolidated financial statements provides further information on the operation of the group’s share option schemes.

ITEM 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
As far as is known to United Utilities, it is not directly or indirectly owned or controlled by another corporation or by an individual or government. At 31 March 2003, Deutsche Bank AG and its associated companies beneficially owned 3.42 per cent of the issued share capital, as notified to the company in accordance with Rule 13d-7 of the US Securities and Exchange Act of 1934. At 24 January 2003, in accordance with the Companies Act 1985, the company received notification of Legal and General PLC’s material holding of 3.33 per cent of ordinary voting shares in the company, and on 12 May 2003, the company received notification of Barclays PLC’s material holding of 3.04 per cent of ordinary voting shares in the company. As at 21 May 2003, there have been no changes or additions to the notifications detailed above. Holders of all ordinary shares, including those held through ADSs, have the same voting rights.

United Utilities does not know of any arrangements the operation of which may at a subsequent date result in a change in control of the company.

As of 14 April 2003, there were 94 registered holders of 18,620 ordinary shares with addresses in the US, constituting less than one per cent of the ordinary shares in issue at that date, and there were 14 registered holders of ADRs evidencing 1,140,400 ADSs (equivalent to 2,280,800 ordinary shares) with an address in the US, constituting less than one per cent of the ordinary shares in issue at that date.

Other than with respect to employment agreements and compensation arrangements, there is no material indebtedness owed to or by, and there have been no material transactions between, the company and management during the company’s three most recent financial years, nor are there presently proposed to be any such indebtedness or any material transactions, or any transactions that were unusual in their nature or conditions to which the company or any of its subsidiaries was or is a party and in which any director or executive officer, or five per cent shareholder, or any relative or spouse thereof or any associate of the company or any enterprise that directly or indirectly controls, is controlled by or is under common control with the company, had or is to have a direct or indirect material interest.

For details of related party transactions see note 35 to the consolidated financial statements.

28      United Utilities Annual Report on Form 20-F 2003

ITEM 8   FINANCIAL INFORMATION
The consolidated financial statements required by this item and included in this report are listed in the “Index to consolidated financial statements” appearing in item 17.

LITIGATION
Other than a legal dispute regarding the contract between the Bangkok Metropolitan Authority and the NOSS Consortium, which was terminated in March 1998 by the consortium in which North West Water International Limited is a partner, and which is now proceeding to full arbitration (the outcome of the arbitration is not expected within the next financial year), the company is not aware of any material litigation to which it or any of its subsidiaries is a party, or of which any of their property is the subject, or any such proceedings known to be contemplated by any third party or governmental authority.

The company is engaged in litigation in the ordinary course of its operations, such as contract disputes, disputes over easements/wayleaves and other similar property matters, bill collections, personal injury claims and workers’ compensation claims. The company does not believe that such litigation, either individually or in aggregate, is material. The company maintains insurance and, to the extent that the amounts in dispute may not be covered by such insurance, maintains provisions in those situations where management deems it appropriate in accordance with UK GAAP.

DIVIDENDS
An interim dividend in respect of each financial year is normally declared by United Utilities in November for payment in the following February. The final dividend in respect of each financial year has historically been recommended by directors in May and paid in October, following approval by shareholders in July. However, the 2003 final dividend is scheduled to be paid earlier, in August 2003. The following table sets out the dividends paid on ordinary shares and on ADSs in respect of the past five financial years, excluding any associated UK tax credit in respect of such dividends.

				Years ended 31 March

	Note	2003	2002	2001	2000	1999
Pence per ordinary share	(i)	p	p	p	p	p

Interim	(ii)	15.50	15.30	15.00	14.70	14.40

Final	(ii)	32.10	31.70	31.10	30.50	29.90

Total	(ii)	47.60	47.00	46.10	45.20	44.30

US $ per ordinary share	(i)	$	$	$	$	$

Interim	(ii)	0.25	0.22	0.22	0.23	0.23

Final	(ii)	0.51	0.45	0.46	0.49	0.49

Total		0.76	0.67	0.68	0.72	0.72

Total dividend per ADS($)	(i), (iii)	1.52	1.34	1.36	1.44	1.44

The exchange rates at the dividend payment dates were as follows:

		2003	2002	2001	2000	1999

Exchange rate at interim payment date		1.63	1.42	1.45	1.59	1.59

Exchange rate at final payment date	(iv)	1.58	1.42	1.48	1.59	1.65

Notes:
(i)	Dividends per ordinary share and per ADS exclude any associated UK tax credit available to certain holders of ordinary shares and ADSs. See item 10 “Taxation”.
(ii)	Payment of the interim dividend for financial year 1999 was delayed until 6 April 1999, without enhancement.
(iii)	Calculated based on a ratio of two ordinary shares for one ADS.
(iv)	The exchange rate at the date of the 2003 final dividend will be paid is assumed to be £1.00 = $1.58.

Future dividends will depend upon the company’s earnings, financial condition and other factors. Interim and final dividends paid in the past are not necessarily indicative of future interim and final dividends, or the future relationships between them. A person resident in the UK for tax purposes who receives a dividend from United Utilities is generally entitled to a tax credit, currently at a rate of one-ninth of the net dividend (or ten per cent of the sum of the net dividend and the associated UK tax credit). For further information, see item 10 “Taxation”.

Cash dividends are paid by United Utilities in pounds sterling. Exchange rate fluctuations will affect the US dollar amounts received by owners of the ADSs on the conversion by the Depositary of such cash dividends paid. In addition, fluctuations in the exchange rate between pounds sterling and US dollars will affect the US equivalent of the quoted pound sterling price of ordinary shares on the London Stock Exchange and, as a result, are likely to affect the market price of ADSs in the US and the ordinary shares in the UK.

SIGNIFICANT CHANGES
Management is not aware of any significant changes in the financial position of the company since 31 March 2003.

United Utilities Annual Report on Form 20-F 2003      29

ITEM 9   THE OFFER AND LISTING

The principal trading market for the ordinary shares of the company is the London Stock Exchange. The ordinary shares have been listed on the London Stock Exchange since 12 December 1989. The American Depositary Shares (ADSs), each representing two ordinary shares, have been listed on the New York Stock Exchange since 28 January 1998. The ADSs, evidenced by American Depositary Receipts (ADRs), are issued by the London office of the Bank of New York (BONY), as Depositary under a Deposit Agreement dated 28 January 1998 between the company, BONY and the holders from time to time of ADSs.

The tables below set out, for the periods indicated, (i) the highest and lowest middle-market quotations for the ordinary shares (as derived from the Daily Official List of the London Stock Exchange); and (ii) the reported high and low sales prices of the United Utilities ADSs on the New York Stock Exchange.

	London Stock Exchange per ordinary share		New York Stock Exchange per ADS

	High (p)	Low (p)	High (US$)	Low (US$)

Financial year 1999	957.0	727.0	32.38	24.81

Financial year 2000	876.0	482.5	27.50	16.75

Financial year 2001	740.0	566.0	22.69	16.85

Financial year 2002

First quarter	673.5	597.5	19.60	17.50

Second quarter	670.0	594.0	19.15	18.00

Third quarter	650.0	578.0	18.95	16.56

Fourth quarter	623.5	589.0	18.00	16.92

Financial year 2003

First quarter	668.0	604.0	20.00	17.75

Second quarter	650.0	554.5	20.30	17.85

Third quarter	642.0	578.0	20.79	18.20

Fourth quarter	634.0	551.5	20.49	18.05

December 2002	642.0	600.0	20.79	19.20

January 2003	634.0	562.0	20.49	18.89

February 2003	612.5	571.0	19.90	18.50

March 2003	610.0	551.5	19.46	18.05

Financial year 2004

April 2003	623.0	601.0	19.90	19.16

May 2003	622.0	598.0	20.85	19.41

ITEM 10   ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES

The memorandum of association of the company provides that its principal objects are, among other things, to be a holding company and to carry on business as a general commercial company and to carry on any trade or business or activity of any nature which may seem to the directors to be capable of being conveniently or advantageously carried on.

Directors
A director of the company shall not vote, and shall not be counted in the quorum, in relation to any resolution of the directors or of a committee of the directors on any resolution concerning any contract, arrangement, transaction or any proposal whatsoever to which the company is or is to be a party and in which he has, directly or indirectly, any material interest other than, inter alia, as a shareholder of the company.

So far as the legislation allows, the directors may exercise all the company’s powers to borrow money; to mortgage or charge all or any of the company’s undertaking, property (present and future), and uncalled capital; to issue debentures and other securities; and to give security either outright or as collateral security for any debt, liability or obligation of the company or any third party. Such powers can be amended by the sanction of a special resolution.

A director shall be capable of being appointed or re-elected a director despite having attained the age of 70 or any other age and shall not be required to retire by reason of his having attained any particular age and section 293 of the UK Companies Act 1985 (“the Companies Act”) (relating to the appointment and retirement as directors of persons who are aged 70 or over) shall not apply. A director shall not be required to hold any shares in the company.

Shares
The holders of ordinary shares of the company are entitled to the profits of the company available for distribution and resolved to be distributed, in proportion to the number of ordinary shares held by them and the amounts paid up or credited as paid up on such ordinary shares. With the sanction of an ordinary resolution of the company, the directors may offer any holders of ordinary shares the right to elect to receive further ordinary shares, credited as fully paid, instead of cash in respect of the whole or part of any dividend. All dividends unclaimed for a period of 12 years after having been declared shall (if the board so resolves) be forfeited and shall cease to be owed by the company.

30      United Utilities Annual Report on Form 20-F 2003

If the company is wound up, the liquidator may, with the sanction of a special resolution of the company and any other sanction required by law, divide among the members in specie the whole or any part of the assets of the company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. Any such division may be otherwise than in accordance with the existing rights of the members but, if any division is resolved otherwise than in accordance with such rights, the members shall have the same right of dissent and consequential rights as if such resolution were a special resolution passed pursuant to section 110 of the Insolvency Act 1986. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees on such trusts for the benefit of the members as he, with the like sanction, shall determine, but no member shall be compelled to accept any assets on which there is a liability.

All substantive resolutions put to a vote at a general meeting shall be decided on a poll. All other resolutions shall be decided on a show of hands. Every holder of ordinary shares present in person shall on a show of hands have one vote, and every holder of ordinary shares present in person or by proxy shall on a poll have one vote for every ordinary share of which he is the holder. The chairman of a general meeting has absolute discretion in determining whether a resolution is a substantive resolution or otherwise and his decision shall be final. If a shareholder has been given notice in accordance with section 212 of the Companies Act and has failed to provide the necessary information in accordance with the statutory timeframes, the shareholder shall not be entitled to exercise their right to vote at the meeting; a further restriction exists should a call or any other sum due and payable by the shareholder remain unpaid.

Section 80 of the Companies Act provides that, to allot any relevant securities (as defined in the Companies Act and which includes, with certain exceptions, shares and securities convertible into shares), the directors require authorisation which may be given in the articles of association or by ordinary resolution of shareholders stating the maximum amount which may be allotted and the date on which the authority will expire (being not more than five years from the date of such authority).

Shareholders have rights of pre-emption in respect of the allotment of equity securities (as defined in the Companies Act and which includes, with certain exceptions, shares and securities convertible into shares) which are, or are to be, paid up in cash, although these pre-emptive rights can be displaced or modified by a special resolution of the shareholders or under the articles of association. The authority given by such a special resolution can last for five years. In practice, a company whose shares are publicly traded is unlikely to receive shareholder consent for the disapplication of pre-emptive rights in respect of shares representing more than five per cent of its existing issued ordinary share capital.

Subject to the exceptions referred to below, if a holding of any class or classes of shares or any interest in them (other than certain exempt interests) reaches three per cent of the aggregate nominal value of the issued voting share capital (or, in the case of the company’s share capital being divided into different classes, issued voting shares comprised in the relevant class), the shareholder (whether foreign or domestic) must notify the company of the interest within two business days of the acquisition taking the holding over three per cent and of any subsequent increase or decrease in the extent of that interest. There are less stringent requirements for certain categories of interests in shares (“non-material interests”), for example interests held by managers of certain collective investment schemes. Non-material interests need only be disclosed when the aggregate of those interests and other interests (other than exempt interests) reaches a threshold of ten per cent of the aggregate nominal value of the share capital concerned. The Companies Act gives a public company power to require persons who it believes to be, or to have been within the previous three years, interested in its voting shares, to disclose prescribed particulars of those interests. Failure to supply the information required is an offence and may lead to disenfranchisement of the relevant shares and a prohibition on their transfer and on dividend and other payments in respect of them and the issue of additional shares in respect thereof.

Under the Rules Governing Substantial Acquisitions of Shares, where a person or company acquires 15 per cent or more of the voting rights of a listed company or where an acquisition increases their holding of shares or rights over shares which would amount to an increase in voting rights by a whole percentage point, notification must be given to the company and the London Stock Exchange no later than noon on the business day following the date of acquisition.

General meetings
21 clear days’ written notice is required to be given to shareholders for an annual general meeting or an extraordinary general meeting where a special resolution is to be proposed. Ordinarily, only 14 clear days’ notice is required for an extraordinary general meeting. An annual general meeting can be held at shorter notice provided that all the shareholders entitled to attend and vote agree; and in the case of an extraordinary general meeting if shareholders holding 95 per cent in nominal value entitled to attend and vote agree. If a shareholder is unable to attend the general meeting they are entitled to appoint a proxy to vote on their behalf and a corporate body is entitled to appoint a corporate representative to vote on its behalf. Not more than 15 months shall elapse between one meeting and the next. In addition to the directors, a member or members holding not less than one-tenth of the paid-up capital can require that a general meeting be convened.

The articles of association do not contain any limitations preventing non-UK residents or foreign shareholders from holding shares in the company; all shares rank pari passu.

MATERIAL CONTRACTS

United Utilities, through its subsidiary United Utilities Water, holds a licence for the provision of water supply and wastewater services in an area of north west England comprising 2.9 million homes and businesses. In addition, United Utilities, through its subsidiary United Utilities Electricity, holds the electricity distribution licence for an area in north west England comprising more than two million homes and businesses. For more information on these licences see “Economic regulation of wastewater and water” and “Economic regulation of electricity distribution” in item 4.

In 2001, the group established a €4 billion euro medium-term note programme that provides for the issuance of debt instruments with terms and conditions determined at the time the instruments are issued. For more information on this programme see “Longer term liquidity” in item 5.

EXCHANGE CONTROLS

There are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or which affect the remittance of dividends, interest or other payments to non-UK resident holders of the company’s securities except as otherwise detailed in “Taxation” below.

There are no limitations imposed by UK law or the company’s memorandum and articles of association which restrict the right of non-UK resident or non-UK citizen owners, as opposed to UK resident or citizen owners, to hold or vote the ordinary shares. However, non-UK shareholders are not entitled to receive notice from the company, including notices of general meetings, unless they have given the company an address in the UK to which such notices may be sent.

United Utilities Annual Report on Form 20-F 2003      31

TAXATION
The following is a summary of the principal US federal and UK tax considerations that are likely to be material to the ownership and disposition of ordinary shares or ADSs by a holder that is a resident of the US for the purposes of the income tax convention which was signed on behalf of the US and the UK on 24 July 2001 and entered into force on 31 March 2003 (the “New Treaty”) or, in the circumstances described below, the previous income tax convention between the US and the UK (the “Old Treaty”) and in either case is fully eligible for benefits thereunder (an “eligible US holder”) and satisfies the three conditions set out below. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of ordinary shares or ADSs. In particular, the summary deals only with eligible US holders which hold ordinary shares or ADSs as capital assets, and does not address the tax treatment of investors which are subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, persons that elect mark to market treatment, persons that hold ordinary shares or ADSs as part of an integrated investment (including a “straddle”) comprised of an ordinary share or ADS and one or more other positions, and persons that own, directly or indirectly, ten per cent or more of the voting stock of the company. This summary is based on the New Treaty, the Old Treaty and the tax laws of the US and the UK in effect on the date hereof, which are subject to change.

For taxes withheld at source, the New Treaty is effective from 1 May 2003. Holders should however note that any person that is or would have been entitled to greater benefits under the Old Treaty than under the New Treaty can elect to have the provisions of the Old Treaty apply in their entirety for a period of twelve months from the date on which the New Treaty would otherwise have effect. Holders should consult their own tax advisers with respect to the implications in their own particular circumstances of making that election, including the possible entitlement to a special US foreign tax credit described below under “Taxation of dividends – United States”.

This summary applies to eligible US holders if they are:

–	the beneficial owner of the ordinary shares or ADSs and of any dividends received;

–	an individual citizen or resident of the United States, a US corporation, or otherwise subject to US federal income tax on a net income basis in respect of their shares or ADSs; and

–	not also a resident of the United Kingdom for UK tax purposes and they do not hold ordinary shares or ADSs in connection with the conduct of a business through a permanent establishment or the performance of personal services through a fixed base in the UK.

Special rules, including a limitation of benefits provision, apply in limited circumstances under the New Treaty to shares or ADSs owned by an investment or holding company. This section does not discuss the treatment of such holders.

Holders should consult their own advisers regarding the tax consequences of the acquisition, ownership, and disposition of ordinary shares or ADSs in the light of their particular circumstances, including the effect of any state, local, or other national laws.

Beneficial owners of ADSs will be treated as owners of the underlying shares for US federal income tax purposes and deposits and withdrawals of shares in exchange for ADSs will not result in the realisation of gain or loss for US federal income tax purposes.

Taxation of dividends

United Kingdom
There is no UK withholding tax on dividends. A shareholder resident for UK tax purposes in the UK that receives a dividend from the company will generally be entitled to a tax credit equal (since 1999) to one-ninth of the dividend. The Old Treaty allowed an eligible US holder to claim a similar tax credit from the UK Inland Revenue. However, it also provided for a notional UK withholding tax which, in the case of an eligible US holder that owned, directly or indirectly, less than ten per cent of the voting stock of the company, was set at 15 per cent of the aggregate of the dividend and the credit. This meant that no amount was actually payable to such holders by the Inland Revenue in respect of their tax credit entitlement.

The New Treaty provides neither for the right to claim the credit nor for the notional withholding tax. The result is that no eligible US holder will be entitled by virtue of the New Treaty to an additional payment from the UK Inland Revenue on receipt of a dividend from the company.

United States
Eligible US holders must include dividends received in ordinary income on the date such a holder or ADS depositary received them. The dividends will be treated as foreign source income. Eligible US holders should determine the amount of dividend income by converting pounds sterling into US dollars at the exchange rate in effect on the date of such holder’s (or the depositary’s, in the case of ADSs) receipt of the dividend. Subject to certain exceptions for positions that are hedged or held for less than 60 days, an individual eligible US holder generally will be subject to US taxation at a maximum rate of 15 per cent in respect of dividends received after 2002 and before 2009.

If an eligible US holder qualified for benefits under the Old Treaty then such holder may be eligible, subject to generally applicable limitations, to receive a special US foreign tax credit equal to one-ninth of the amount of certain cash dividends that such holder receives on the ordinary shares or ADSs, so long as such holder makes an election to include in income, as an additional notional dividend, an amount equal to the tax credit. This foreign tax credit is generally only available with respect to dividends paid before 1 May 2003, unless such holder elects to apply the Old Treaty in its entirety for a period of twelve months from the effective date of the New Treaty.

32      United Utilities Annual Report on Form 20-F 2003

Taxation of capital gains

United Kingdom
Gain realised by an eligible US holder on the sale or other disposition of ordinary shares or ADSs will not be subject to UK taxation, provided that such shares are not held in connection with a UK branch or agency or (in relation to accounting periods commencing on, or after, 1 January 2003) a UK permanent establishment.

United States
Gain realised on the sale, exchange or other disposition of ordinary shares or ADSs will be included in income for US tax purposes and will be long-term capital gain if the ordinary shares or ADSs were held for more than one year. The net amount of long-term capital gain recognised by an individual eligible US holder generally is subject to taxation at a maximum rate of 20 per cent; however, net long-term capital gain recognised by an individual eligible US holder after 5 May 2003 and before 1 January 2009 generally is subject to taxation at a maximum rate of 15 per cent.

Backup witholding tax and information reporting
Distributions made on ordinary shares and proceeds from the sale of ordinary shares or ADSs that are paid within the UK or through certain US-related financial intermediaries to US holders are subject to information reporting and may be subject to a “backup” US withholding tax unless, in general, the US holder complies with certain procedures or is a corporation or other person exempt from such withholding. Holders that are not US persons generally are not subject to information reporting or backup withholding tax, but may be required to comply with applicable certification procedures to establish that they are not US persons in order to avoid the application of such information reporting requirements or backup withholding tax to payments received within the US or through certain US-related financial intermediaries.

Stamp duty and stamp duty reserve tax
A transferee of ordinary shares will generally be required to pay UK stamp duty or stamp duty reserve tax at a rate of 0.5 per cent of the consideration paid for the transfer.

However, no UK stamp duty should be payable on the transfer of an ADS or beneficial ownership of an ADS, provided that any instrument of transfer is executed and remains at all times outside the UK, and no UK stamp duty reserve tax should in any event be payable on an agreement to transfer an ADS or beneficial ownership of an ADS.

DOCUMENTS ON DISPLAY
United Utilities is subject to the information requirements of the US Securities Exchange Act of 1934, as amended, and is therefore required to file reports, including annual reports on Form 20-F, and other information with the US Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s public reference rooms in Washington, DC, New York, NY and Chicago, IL. Please call the Commission at +1-800-732-0330 for further information on the public reference rooms. Any filings made electronically will be made available to the public over the internet at the Commission’s web site at http://www.sec.gov.

ITEM 11  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

RISK MANAGEMENT
The principal financial market risks faced by the company are the risks of interest rate movements and foreign currency movements.

INTEREST RATE AND FOREIGN CURRENCY MANAGEMENT
The company uses a combination of interest rate swaps, futures and funding instruments to hedge exposure to interest rate volatility. The company’s use of derivative instruments relates directly to underlying indebtedness; no speculative or trading transactions are undertaken. The proportion of debt at effective fixed rates of interest for more than one year is set in conjunction with the level of floating rate debt and projected regulatory revenues that are exposed to inflationary adjustments (index-linked). In addition, the company aims to manage its short-term budgetary commitments by ensuring that the majority of floating rate interest is fixed for periods of less than one year through the use of exchange-traded financial futures. The company has limited exposure to foreign currency exchange rate movements. Interest rate management and funding policies are set by the board. The company has elected not to designate any of its derivative instruments as hedges for US GAAP accounting purposes.

QUANTITATIVE DISCLOSURE OF MARKET RISK
The analysis below presents the sensitivity of the market value of the group’s financial instruments to selected changes in market rates and prices. The range of changes chosen reflects the group’s view of changes that are reasonably possible over a one year period. Market values are quoted values, or, where these are not available, those values are obtained by discounting cash flows at market rates and prices. The market values for interest rate risk are calculated by using a standard zero coupon discounted cash flow pricing model.

For long-term debt, a favourable change in market value results in a decline in the absolute value of debt. For other financial instruments, a favourable change in market value results in an increase in market value.

United Utilities Annual Report on Form 20-F 2003      33

INTEREST RATE RISK
The sensitivity analysis assumes an instantaneous one per cent (100 basis points) move in interest rates for all maturities and all currencies from their levels at 31 March 2003 and 31 March 2002, with all other variables held constant.

		Market value change			Market value change

	Market value	+1% movement	-1% movement	Market value	+1% movement	-1% movement
	31 March 2003	in interest rate	in interest rate	31 March 2002	in interest rate	in interest rate
Interest rate movement	£m	£m	£m	£m	£m	£m

Long-term debt	(4,185)	238	(271)	(3,253)	198	(221)

Interest rate swaps	(28)	(78)	94	(87)	(28)	35

Currency swaps	240	(72)	85	94	(68)	80

The movement in market value of debt and instruments hedging debt will not result in any immediate change to the group’s financial statements, since market values are not recognised on the group balance sheet. An increase in short-term interest rates of all currencies of one per cent would increase group net interest payable for the financial year by £2.0 million (2002: £1.5 million, 2001: £2.1 million).

FOREIGN CURRENCY RISK
The sensitivity analysis assumes an instantaneous ten per cent change in foreign currency exchange rates against sterling from their levels at 31 March 2003 and 31 March 2002, with all other variables held constant. The +10 per cent case assumes a ten per cent strengthening of sterling versus all other currencies and the -10 per cent a weakening of sterling.

		Market value change			Market value change

		+10% movement	-10% movement		+10% movement	-10% movement
	Market value	in foreign	in foreign	Market value	in foreign	in foreign
	31 March 2003	exchange rate	exchange rate	31 March 2002	exchange rate	exchange rate
	£m	£m	£m	£m	£m	£m

Long-term debt	(4,185)	208	(254)	(3,253)	186	(228)

Currency swaps	240	(209)	256	94	(196)	239

Market value changes from movements in currency rates in long-term debt, currency swaps and forward contracts hedging debt are taken through the group’s statement of total recognised gains and losses in accordance with SSAP 20.

Substantially all cash and cash equivalents are held in sterling and sterling denominated instruments.

ITEM 12   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

ITEM 13   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

ITEM 15   CONTROLS AND PROCEDURES
Within the 90-day period prior to the filing of this report, an evaluation has been carried out under the supervision and with the participation of the company’s management, including the company’s chief executive and group finance director, of the effectiveness of the design and operation of the company’s disclosure controls and procedures. Based upon and as part of that evaluation, the chief executive and group finance director concluded that the disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports the company files and submits under the Exchange Act are recorded, processed, summarised and reported as and when required.

In addition, there have been no significant changes in the company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Certifications in accordance with section 302 of the Sarbanes-Oxley Act 2002 can be found on page 38 of this Form 20-F.

ITEM 16C  PRINCIPAL ACCOUNTANT FEES AND SERVICES
Details of audit fees, audit-related fees, tax fees and all other fees are given in the “Report on governance” on page 37 of the 2003 annual report to shareholders, incorporated by reference herein.

34      United Utilities Annual Report on Form 20-F 2003

ITEM 17   FINANCIAL STATEMENTS

Index to the financial statements

Financial statements	Pages	Related notes pages

Independent Auditors’ Report as of and for the year ended 31 March 2003(1)	35	–

Independent Auditors’ Report as of and for the years ended 31 March 2002 and 2001(1)	36	–

Consolidated profit and loss account for each of the three years ended 31 March 2003(2)	46	53-57

Consolidated balance sheets at 31 March 2003 and 2002(2)	47	57-71

Consolidated cash flow statement for each of the three years ended 31 March 2003(2)	48	71-74

Statements of total recognised gains and losses for each of the three years ended 31 March 2003(2)	49	–

Reconciliations of movements in equity shareholders’ funds for each of the three years ended 31 March 2003(2)	49	–

Notes to the consolidated financial statements(2)	50-74	–

Reconciliation of consolidated net income, shareholders’ equity and financial position reported in accordance with Accounting Principles Generally Accepted in the United Kingdom to those in accordance with Accounting Principles Generally Accepted in the United States of America(3)	74(a)-74(g)	–

(1)	Page numbers refer to pages in this report.

(2)	Page numbers refer to pages of the 2003 annual report to shareholders that are incorporated by reference herein and included in exhibit 10.1.

(3)	Page numbers refer to sections which do not form part of the 2003 annual report to shareholders but are incorporated by reference herein and included in exhibit 10.1.

The consolidated financial statements listed in the above index which are included in the 2003 annual report to shareholders and selected other pages are incorporated by reference herein. With the exception of the foregoing, pages listed in the above index and the items incorporated by reference in items 3, 4, 5, 6, 7, 16C, 17 and 19 of this report, the 2003 annual report to shareholders is not to be deemed filed as part of this report.

INDEPENDENT AUDITORS’ REPORT
To the Directors of United Utilities PLC

We have audited the consolidated financial statements of United Utilities PLC and subsidiaries as of and for the year ended 31 March 2003 as listed in the accompanying index. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of United Utilities PLC and subsidiaries at 31 March 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United Kingdom.

We also audited the adjustments described in note 1(a) that were applied to restate the 2002 and 2001 financial statements to give retroactive effect to the changes in the method of accounting for pre-contract costs in accordance with Urgent Issues Task Force Abstract No. 34, “Pre-contract costs”, and for telecommunications network capacity sales. In our opinion, such adjustments are appropriate and have been properly applied.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the period ended 31 March 2003 and the determination of shareholders’ equity and financial position at 31 March 2003, to the extent summarised in note 36 to the consolidated financial statements as listed in the accompanying index.

DELOITTE & TOUCHE
Manchester, United Kingdom

21 May 2003, except for note 36 as to which the date is 9 June 2003

United Utilities Annual Report on Form 20-F 2003     35

INDEPENDENT AUDITORS’ REPORT
To the Directors of United Utilities PLC

We have audited the accompanying consolidated balance sheets of United Utilities PLC and subsidiaries ( the “group”) as of 31 March 2002, and the related consolidated profit and loss accounts, cash flow statements, statements of total recognized gains and losses and reconciliation of movements in equity shareholders’ funds for each of the years in the two-year period ended 31 March 2002, before the restatement for the changes in accounting policy explained in note 1(a). These consolidated financial statements are the responsibility of the group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Utilities PLC and subsidiaries as of 31 March 2002, and the results of their operations and their cash flows for each of the years in the two-year period ended 31 March 2002 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations for each of the years in the two-year period ended 31 March 2002 and consolidated shareholders’ equity as of 31 March 2002 to the extent summarised in note 36 to the consolidated financial statements.

KPMG Audit Plc
 Chartered Accountants
Registered Auditor
Manchester
England
31 May 2002

36     United Utilities Annual Report on Form 20-F 2003

ITEM 18   FINANCIAL STATEMENTS
Not applicable.

ITEM 19   EXHIBITS

1.1	The articles of association of United Utilities PLC.

2.1	The deposit agreement between United Utilities PLC, the Bank of New York and the owners and holders from time to time of American Depositary Receipts issued under the Deposit Agreement (included as an exhibit to the Registration Statement on Form F-6, Registration No. 333-8238, filed on 23 January 1998).

2.2	Amended and restated trust deed relating to the €4 billion euro medium-term note programme.

2.3	Other than as provided in exhibit 2.2, the total amount of long-term debt securities of United Utilities PLC authorised under any instrument does not exceed ten per cent of the total assets of the group on a consolidated basis. United Utilities PLC agrees to provide to the Securities and Exchange Commission, upon request, copies of any instruments that define the rights of holders of long-term debt of United Utilities that are not filed as exhibits to this annual report.

4.1	Instrument of appointment by the Secretary of State for the Environment of North West Water Limited (now called United Utilities Water) as a water and sewerage undertaker under the Water Act 1989.

4.2	Electricity Distribution Licence – standard conditions

4.3	Electricity Distribution Licence for Norweb plc (now called United Utilities Electricity) – special conditions.

4.4	Executive directors’ service contracts.

8.1	A list of all principal operating subsidiaries is contained in note 13 to the consolidated financial statements.

10.1	Excerpts of the 2003 annual report to shareholders of United Utilities PLC and reconciliations to US GAAP.

10.2	Certifications pursuant to section 906 of the Sarbanes-Oxley Act 2002 (subsections (a) and (b) of section 1350, Chapter 63 of Title 18, United States Code).

10.3	Consent of Deloitte & Touche

10.4	Consent of KPMG Audit Plc.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorised.

United Utilities Plc
Registrant

/s/	John Edward Roberts	Date 9 June 2003
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .		. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

John Edward Roberts
Chief executive

United Utilities Annual Report on Form 20-F 2003     37

CERTIFICATION
I, John Edward Roberts, certify that

1.	I have reviewed this annual report on Form 20-F of United Utilities PLC;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

	a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

	c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons fulfilling the equivalent function):

	a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarise and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in the report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ John Edward Roberts	Date 9 June 2003
.....................................................................................................................	........................................................................................
John Edward Roberts, Chief executive

CERTIFICATION
I, Simon George Batey, certify that

1.	I have reviewed this annual report on Form 20-F of United Utilities PLC;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

	a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

	c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons fulfilling the equivalent function):

	a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarise and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in the report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Simon George Batey	Date 9 June 2003
.....................................................................................................................	........................................................................................
Simon George Batey, Group finance director

38      United Utilities Annual Report on Form 20-F 2003

Glossary

Term used in annual report or Form 20-F	US equivalent or brief description

Accounts	Financial statements

Acquisition method of accounting	Purchase accounting

Allotted	Issued

Called-up share capital	Ordinary shares, issued and fully paid

Capital allowances	Tax term equivalent to US tax depreciation allowances

Class of business	Industry segment

Creditors	Accounts payable/payables

Creditors: amounts falling due after more than one year	Long-term liabilities

Creditors: amounts falling due within one year	Current liabilities

Debtors	Accounts receivable/receivables

Finance lease	Capital lease

Employee share option	Employee stock option

Equity shareholders’ funds	Stockholders’ equity

Financial year	Fiscal year

Fixed asset investments	Long-term investments

Freehold	Ownership with absolute rights in perpetuity

Freehold land	Land owned

Gearing	Leverage

Group, or consolidated, accounts	Consolidated financial statements

Interest receivable	Interest income

Interest payable	Interest expense

Nominal value	Par value

Ordinary share	Common stock/share

Pension scheme	Pension plan

Profit	Income (or earnings)

Profit and loss account (reserve)	Retained earnings

Profit and loss account	Income statement

Reconciliation of movements in equity shareholders’ funds	Statement of changes in stockholders’ equity

Reserves	Stockholders’ equity other than capital stock

Share capital	Ordinary shares, capital stock or common stock issued and fully paid

Share premium account	Premiums paid in excess of par value

Shares in issue	Shares outstanding

Stocks	Inventories/operating stocks

Tangible fixed assets	Property, plant and equipment

Turnover	Revenues (or sales)

EXHIBIT INDEX

1.1	The articles of association of United Utilities PLC.

2.1	The deposit agreement between United Utilities PLC, the Bank of New York and the owners and holders from time to time of American Depositary Receipts issued under the Deposit Agreement (included as an exhibit to the Registration Statement on Form F-6, Registration No. 333-8238, filed on 23 January 1998).

2.2	Amended and restated trust deed relating to the €4 billion euro medium-term note programme.

2.3	Other than as provided in exhibit 2.2, the total amount of long-term debt securities of United Utilities PLC authorised under any instrument does not exceed ten per cent of the total assets of the group on a consolidated basis. United Utilities PLC agrees to provide to the Securities and Exchange Commission, upon request, copies of any instruments that define the rights of holders of long-term debt of United Utilities that are not filed as exhibits to this annual report.

4.1	Instrument of appointment by the Secretary of State for the Environment of North West Water Limited (now called United Utilities Water) as a water and sewerage undertaker under the Water Act 1989.

4.2	Electricity Distribution Licence – standard conditions

4.3	Electricity Distribution Licence for Norweb plc (now called United Utilities Electricity) – special conditions.

4.4	Executive directors’ service contracts.

8.1	A list of all principal operating subsidiaries is contained in note 13 to the consolidated financial statements.

10.1	Excerpts of the 2003 annual report to shareholders of United Utilities PLC and reconciliations to US GAAP.

10.2	Certifications pursuant to section 906 of the Sarbanes-Oxley Act 2002 (subsections (a) and (b) of section 1350, Chapter 63 of Title 18, United States Code).

10.3	Consent of Deloitte & Touche

10.4	Consent of KPMG Audit Plc.