Form 20-F
period 2004-03-31
UNITED UTILITIES PLC
filed 2004-06-25
CIK 1053775

Securities and Exchange Commission
Washington, D.C. 20549

FORM 20-F
Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended 31 March 2004

or

Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number: 82-1-14744

United Utilities PLC (Exact name of Registrant as specified in its charter)

England (Jurisdiction of incorporation or organisation)

Dawson House, Great Sankey, Warrington, WA5 3LW, England
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12 (b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares each of which represents	New York Stock Exchange
2 Ordinary shares

Ordinary shares of £1 each	New York Stock Exchange*

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

Ordinary shares of £1 each: 557,125,006 (as of 31 March 2004). A shares of 50 pence each: 309,286,997 (as of 31 March 2004).

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

United Utilities Annual Report on Form 20-F 2004

United Utilities

Annual Report on Form 20-F 2004

Form 20-F 04

Back to Contents

Introduction

In this report, references to ‘company’ or ‘United Utilities’ are to United Utilities PLC, either alone or together with its consolidated subsidiaries, as the context requires. References to ‘group’ are to United Utilities PLC together with its consolidated subsidiaries. References to ‘United Utilities Electricity’ are to United Utilities Electricity PLC, to ‘Your Communications’ are to Your Communications Group Limited and subsidiaries, to ‘United Utilities Contract Solutions’ are to United Utilities Contract Solutions Holdings Limited and subsidiaries, to ‘United Utilities Green Energy’ are to United Utilities Green Energy Limited, to ‘United Utilities Industrial’ are to United Utilities Industrial Limited and subsidiaries, to ‘United Utilities Networks’ are to United Utilities Networks Limited and, up until 31 March 2003, the metering and connections activities of United Utilities Water and United Utilities Electricity, to ‘United Utilities Customer Sales’ are to United Utilities Customer Sales Limited and the customer relationship activities of United Utilities Water, to ‘United Utilities Service Delivery’ are to United Utilities Service Delivery PLC and to the asset management activities of the wastewater, water and electricity network assets owned by United Utilities Water and United Utilities Electricity and to ‘United Utilities Water’ are to United Utilities Water PLC, which are all wholly owned subsidiaries of the company. References to ‘Vertex’ are to Vertex Data Science Limited which is 85.4% owned by the company.

References to the ‘2004 annual report to shareholders’ are to the United Utilities PLC annual report & accounts 2004. Excerpts of the 2004 annual report to shareholders are included at Appendices 1, 2 and 3.

References are also made to specific terms which bear the following meanings:

– ‘Megawatt’ (MW)	–	a megawatt is a unit of power equal to one million watts.
– ‘Gigawatt’ (GW)	–	a gigawatt is a unit of power equal to one billion (one thousand million) watts.
– ‘Gigawatt-hour’ (GWh)	–	one gigawatt-hour represents one hour of electricity consumption at a constant rate of 1GW.
– ‘Kilowatt’ (kW)	–	a kilowatt is a unit of power equal to one thousand watts.
– ‘Megalitre’ (Ml)	–	one megalitre equals one million litres.

The company’s registered office is located at Dawson House, Great Sankey, Warrington, WA5 3LW, England and its telephone number is 00-44-1925-237000. The website address is www.unitedutilities.com.

The company’s financial year ends on 31 March of each year. Unless the context otherwise requires, references in this report to ‘financial year’ or to a particular year (e.g. 2003/04) are to the 12 months ended on 31 March of that year. Unless otherwise indicated, the financial information contained in this report has been prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP). Item 17 contains reconciliations from UK GAAP of net income, shareholders’ equity and the company’s financial position to accounting principles generally accepted in the United States of America (US GAAP). Unless otherwise indicated, a reference in this report to ‘consolidated financial statements’ is to the audited consolidated financial statements of the company (together with accompanying notes) prepared at the end of each financial year, which can be found at Appendix 3. Unless otherwise indicated, financial information for the group included in this report is presented on a consolidated basis and references to ‘turnover’ (revenue) with respect to a business segment are to the gross turnover of such a segment (i.e. including share of joint ventures).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements with respect to the financial condition, results of operations and business of the company.

Statements that are not historical facts, including statements about the company’s beliefs and expectations, are forward-looking statements. Words such as ‘expects’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’, ‘reasonably possible’, ‘targets’ and variations of these words and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act 1995. These statements are based on current plans, estimates and projections, and therefore investors should not rely on them. Forward-looking statements speak only as of the date they are made, and the company undertakes no obligation to update publicly any of them in light of new information or future events.

The company may also make written and/or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission on Form 6-K, in the annual report to shareholders, in proxy statements, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by officers, directors or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. The company cautions investors that a number of important factors could cause actual results to differ materially from those anticipated or implied in any forward-looking statements. These factors include: (i) the effect of, and changes in, regulation and government policy; (ii) the effects of competition and price pressures; (iii) the ability of the company to achieve cost savings and operational synergies; (iv) the ability of the company to service its future operations and capital requirements; (v) the timely development and acceptance of new products and services by the company; (vi) the effect of technological changes; and (vii) the company’s success in managing the risks of the foregoing. The company cautions that the foregoing list of important factors does not address all the factors that could cause results to differ materially.

2	United Utilities Annual Report on Form 20-F 2004

Back to Contents

ITEM 1      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3      KEY INFORMATION

SELECTED FINANCIAL DATA

The selected financial data set out below was extracted or derived from the consolidated financial statements. The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, such consolidated financial statements and their accompanying notes of the 2004 annual report to shareholders, incorporated by reference herein at Appendix 3. The selected financial data for the years ended 31 March 2004, 2003, 2002, 2001 and 2000 and as of 31 March 2004, 2003, 2002, 2001 and 2000 as well as other information included elsewhere in this document are extracted from the 2004 annual report to shareholders and the group’s historical consolidated financial statements and related notes.

United Utilities prepares its consolidated financial statements in accordance with UK GAAP, which differs in certain respects from US GAAP. Included in this document at Appendix 3, as listed in the index in item 17, is a description of the significant differences between UK GAAP and US GAAP applicable to United Utilities and reconciliations of profit after taxation (or net income) and equity shareholders’ funds (or shareholders’ equity) and the company’s financial position under UK GAAP and those under US GAAP.

During the year ended 31 March 2004, the group announced a 5 for 9 rights issue to raise a total of £1 billion, structured so that the proceeds are received in two stages. On 26 August 2003, the rights issue was approved by shareholders at an extraordinary general meeting of United Utilities PLC, and authority was given for the issuance of up to 638,000,000 A shares of 50 pence each. The first tranche of the proceeds, received during September 2003, raised £501.2 million (net of costs) from the issuing of 309,286,997 A shares. The second tranche of proceeds is expected to be received in June 2005, reflecting the subscription for further A shares. All A shares will then be consolidated and reclassified as Ordinary shares on the basis of one Ordinary share for two A shares.

Basic and diluted earnings per share have been adjusted for all periods prior to the rights issue to reflect the bonus element of the rights issue as required by Financial Reporting Standard No.14 ‘Earnings per share’. The same adjustments are required under US GAAP.

The discontinued operations within the selected financial data relate to the sale of the energy supply business in August 2000.

United Utilities Annual Report on Form 20-F 2004	3

Back to Contents

Selected Consolidated Financial Data
Amounts in accordance with UK GAAP

	2004	(1)	2004	2003		2002		2001		2000
	$		£	£		£		£		£
Financial year ended 31 March	(in millions, except for information given per share and per ADS)

Consolidated income statement data:
Group turnover from continuing operations	3,790.4		2,060.0	1,878.8		1,786.2		1,490.9		1,564.3

Group turnover from discontinued operations(2)	–		–	–		–		201.5		792.0

Total group turnover	3,790.4		2,060.0	1,878.8		1,786.2		1,692.4		2,356.3

Exceptional items(3)	(5.0)		(2.7)	4.7		(11.9)		174.6		(31.0)

Net interest payable	456.5		248.1	231.4		230.6		220.3		206.0

Profit before tax	621.0		337.5	327.5		302.8		477.7		457.0

Profit after tax and minority interests	664.2		361.0	277.8		261.8		341.3		364.9

Dividends	(580.2)		(315.3)	(264.8)		(260.9)		(254.9)		(248.8)

Basic earnings per share(5)	$1.00		54.5p	45.8p		43.4p	p	56.8p		60.8p

Diluted earnings per share(5)	$0.96		52.1p	45.7p		43.3p		56.5p		60.5p

Dividend per Ordinary share	$0.82		44.31p	47.6p		47.0p		46.1p		45.2p

Dividend per ADS(6)	$1.64		88.62p	95.2p		94.0p		92.2p		90.4p

Dividend per A share(7)	$0.41		22.155p	N/A		N/A		N/A		N/A

Re-presented dividend per Ordinary
share (post rights issue)(8)	$0.82		44.31p	43.18p		42.64p		41.82p		41.01p

Average number of Ordinary shares
in issue – basic (million)(5)			662.8	606.0		603.2		600.6		599.6

Average number of Ordinary shares
in issue – diluted (million)(5)			693.5	607.7		605.1		603.4		603.3

	2004	(1)	2004	2003		2002		2001		2000
As at 31 March	$m		£m	£m		£m		£m		£m

Consolidated balance sheet data:
Total assets	17,515.7		9,519.4	8,391.0		7,665.5		7,485.7		6,888.8

Long-term obligations	9,261.5		5,033.4	4,406.2		3,772.5		3,335.5		2,760.0

Equity shareholders’ funds	5,673.3		3,083.3	2,533.6		2,519.2		2,583.0		2,354.8

Share capital and share premium	3,192.2		1,734.9	1,230.8		1,227.5		1,209.5		1,195.6

Financial year	2004	(1)	2004	2003		2002		2001		2000

Other financial data:
Adjusted basic earnings per share(9)	$1.01		54.7p	42.2	p	44.0p		34.8p	p	52.6p

Adjusted average number of Ordinary
shares in issue – basic (million)(9)			680.1	643.2		640.2		637.4		636.4

Ratio of earnings to fixed charges(10)			2.2x	2.3x		2.3x		2.3x		3.1x

Interest cover(11)			2.4x	2.4x		2.3x		3.2x		3.2x

Adjusted interest cover(12)			2.4x	2.4x		2.4x		2.3x		3.0x

Net leverage(13)			53%	57%		55%		52%		55%

4	United Utilities Annual Report on Form 20-F 2004

Back to Contents

Selected Consolidated Financial Data
Amounts in accordance with US GAAP

	2004	(1)	2004	2003	2002	2001	2000
	$		£	£	£	£	£
Financial year ended 31 March	(in millions, except for information given per share and per ADS)

Consolidated income statement data:
Group turnover(14)	3,774.6		2,051.4	1,837.9	1,786.2	1,692.4	2,356.3

Operating profit from continuing operations
before interest and tax(4)	967.3		525.7	498.1	463.1	422.5	524.3

Profit on disposal of businesses	–		–	–	–	167.0	–

Profit before tax from continuing operations	488.7		265.6	534.6	252.8	261.8	387.1

Profit after tax and minority interests from	–
continuing operations	360.6		196.0	415.7	150.2	72.6	372.8

Profit after tax and minority interests from
discontinued operations(2)	–		–	–	–	125.2	43.6

Profit after tax and minority interests	360.6		196.0	415.7	150.2	197.8	416.4

Basic earnings per share from continuing operations(5) (15)	$0.54		29.6p	68.6p	24.9p	12.1p	62.2p

Basic earnings per share from discontinued operations(5) (15)	–		–	–	–	20.8p	7.3p

Basic earnings per share	$0.54		29.6p	68.6p	24.9p	32.9p	69.5p

Diluted earnings per share from continuing operations(5)	$0.52		28.2p	68.4p	24.9p	12.1p	61.8p

Diluted earnings per share from discontinued operations(5)	–		–	–	–	20.8p	7.3p

Diluted earnings per share	$0.52		28.2p	68.4p	24.9p	32.9p	69.1p

Average number of Ordinary shares
in issue – diluted (million)(5)			695.9	608.3	605.1	601.9	602.7

	2004	(1)	2004	2003	2002	2001	2000
As at 31 March	$m		£m	£m	£m	£m	£m

Consolidated balance sheet data:
Total assets	19,623.4		10,664.9	9,731.2	8,814.7	8,445.3	7,942.2

Long-term obligations	10,958.7		5,955.8	5,588.6	4,652.0	3,895.0	3,226.5

Net assets	6,127.8		3,330.3	2,854.8	2,920.1	3,077.0	3,090.1

Capital stock	1,309.7		711.8	556.5	555.9	552.9	550.5

Financial year			2004	2003	2002	2001	2000

Other financial data:
Ratio of earnings to fixed charges(10)			1.7x	2.9x	1.9x	2.1x	2.8x

(1)	US dollar amounts have been translated from sterling at the rate of £1.00 = $1.84, the noon buying rate on 31 March 2004. These translations are not representations that pounds have been, could have been, or can in the future be converted into US dollars at this or any other rate of exchange and are solely for the convenience of the reader.

(2)	Discontinued operations relate to the sale of the energy supply business in August 2000.

(3)	Exceptional items, which are disclosed separately under UK GAAP in accordance with FRS 3 ‘Reporting Financial Performance’, comprise:

	2004 (1)	2004	2003	2002	2001	2000
Financial year	$m	£m	£m	£m	£m	£m

UK GAAP
Business restructuring	(8.5)	(4.6)	(3.8)	(11.9)	(16.6)	(21.5)

Profit on sale or termination of operations	7.9	4.3	34.0	–	–	–

FRS 11 adjustment to carrying value of telecoms assets	–	–	(25.5)	–	–	–

Year 2000 costs	–	–	–	–	–	(9.5)

Profit on disposal of the energy supply business	–	–	–	–	191.2	–

Loss on disposal of fixed assets	(4.4)	(2.4)	–	–	–	–

	(5.0)	(2.7)	4.7	(11.9)	174.6	(31.0)

Further details of exceptional items under UK GAAP are given in Item 5.

(4)	Operating profit from continuing operations before interest and tax is stated after the items from continuing operations scheduled below. The following table sets out the US GAAP equivalent to UK GAAP exceptional items (i.e. the restructuring charges, the profit on disposal of the energy supply business, the profit on sale or termination of operations, adjustment to the value of telecommunications assets, Year 2000 costs and the loss on disposal of fixed assets) from continuing and discontinued operations:

United Utilities Annual Report on Form 20-F 2004	5

Back to Contents

	2004 (1)	2004	2003	2002	2001	2000
Financial year	$m	£m	£m	£m	£m	£m

US GAAP
Continuing operations:

Business restructuring	(4.4)	(2.4)	(3.8)	(11.9)	(16.6)	(21.5)

Profit on sale or termination of operations	7.9	4.3	(4.3)	–	–	–

Year 2000 costs	–	–	–	–	–	(7.1)

Currency translation adjustment	–	–	(6.8)	(41.3)	–	–

Loss on disposal of fixed assets	(4.4)	(2.4)	–	–	–	–

	(0.9)	(0.5)	(14.9)	(53.2)	(16.6)	(28.6)

Discontinued operations:

Profit on disposal of businesses	–	–	–	–	167.0	–

Year 2000 costs	–	–	–	–	–	(2.4)

	–	–	–	–	167.0	(2.4)

The amounts for Year 2000 costs and loss on disposal of fixed assets are the same under UK and US GAAP, as are the profit on sale or termination of operations for the year ended 31 March 2004 and business restructuring for the years ended 31 March 2003, 2002, 2001 and 2000. For business restructuring in the year ended 31 March 2004, the reduction under US GAAP of £2.2 million relates to costs being recognised in different accounting periods.

For the profit on sale or termination of operations in the year ended 31 March 2003, the reduction under US GAAP of £38.3 million related to the provision at 31 March 2002 that reflected the group’s share of net liabilities in IEBA, the Argentine utility. In the year ended 31 March 2003, the group concluded it no longer had a participating interest and therefore ceased to account for the investment as a joint venture, with the resulting release of the £38.3 million share of liabilities included within provisions under UK GAAP. Under US GAAP, no share of liabilities was recorded at 31 March 2002, as an investor should discontinue recording losses of an investment when the investment has been reduced to zero unless the investor has an obligation or commitment to fund these liabilities.

The currency translation adjustments under US GAAP relate to Argentina. Under UK GAAP, currency translation adjustments on net borrowings used to finance foreign investments are taken to the statement of total recognised gains and losses to offset the foreign exchange exposure. Under US GAAP, this offset is not available since the group elected not to designate derivative instruments as hedges. In the year ended 31 March 2003, there was no currency translation adjustment resulting from the investment in IEBA, because the investment had been reduced to zero at 31 March 2002.

Under UK GAAP, the group performed an impairment review within its telecommunications business in accordance with FRS 11 in the year ended 31 March 2003. This resulted in an exceptional adjustment to value of £25.5 million representing tangible assets of £14.6 million, intangible assets of £8.6 million and goodwill of £2.3 million. Under US GAAP, there was no indication of impairment of tangible or intangible assets in the telecommunications business on an undiscounted cash flow basis in accordance with SFAS 144. In addition, no impairment of goodwill under SFAS 142 was required.

The reduction under US GAAP on profit on disposal of the energy supply business in August 2000 of £24.2 million related to a £36.0 million difference in the onerous contract provisions released on disposal due to the application of discounting under UK GAAP offset by £11.8 million due to the lower carrying value of goodwill under US GAAP which had been amortised. Under UK GAAP, goodwill had previously been written off to reserves, but on disposal it is included in the profit and loss account as a realised cost of disposal.

(5)	For the purposes of calculating the weighted average number of shares used in the earnings per share calculations, the A shares have been treated as part paid Ordinary shares, two A shares being equivalent to one Ordinary share.

Basic and diluted earnings per share have been adjusted for all periods prior to the rights issue to reflect the bonus element of the rights issue as required by FRS No. 14 ‘Earnings per share’. The same treatment is required under US GAAP. The adjustment factor applied to the basic and diluted weighted average number of shares is based on the consideration received from the first stage of the rights issue. The adjustment factor is 0.9176, calculated using 531.5 pence per Ordinary share, being the closing price on 26 August 2003, the date of approval of the rights issue at the extraordinary general meeting.

The adjustment factor of 0.9176 is calculated as follows:

Theoretical ex-rights fair value per share	=	487.70	=	0.9176

Fair value per share immediately before exercise of rights		531.5

The theoretical ex-rights fair value per share is calculated as follows:

Fair value of all outstanding shares + Total amount received from exercise of rights

Number of shares outstanding before exercise + Number of share issued in the exercise

= (556.8 million Ordinary shares x 531.5 pence) + (309.3 million A shares x 165 pence) (*)	=	487.70

556.8 million Ordinary shares + 309.3 million A shares(*)

(*)	The A shares have been treated as part paid Ordinary shares, two A shares being equivalent to one Ordinary share.

6	United Utilities Annual Report on Form 20-F 2004

Back to Contents

(6)	Calculated based on a ratio of two Ordinary shares to one ADS.

(7)	The first dividend for which the initial A shares ranked was the 2003/04 interim dividend; the amount of the A share dividend is 50 per cent of that paid on an Ordinary share.

(8)	Prior period dividends per Ordinary share have been re-presented for comparative purposes to take account of the bonus element of the first stage of the rights issue. The factor applied to the prior period dividend per share is 0.9072, calculated using 576.0 pence per Ordinary share, the closing price on 25 July 2003, the last business day prior to the announcement of the rights issue.

(9)	Adjusted basic earnings per share has been calculated by dividing adjusted profit for the year by the adjusted weighted average number of shares in issue.

The adjusted profit for the year excludes exceptional items, discontinued operations and goodwill amortisation. A detailed calculation under UK GAAP is shown in note 10 to the consolidated financial statements at Appendix 3. This adjusted measure has been presented to provide a better understanding of the trading position of the group and a better comparison of yearly results. For additional information on the reasons for these adjustments, see ‘Operating and Financial Review and Prospects’ in Item 5. Disclosure of adjusted earnings per share is expressly permitted under UK GAAP.

The adjusted weighted average number of shares has been adjusted for all periods prior to the rights issue using an adjustment factor based on the consideration received from the first stage of the rights issue and assumed proceeds from the second stage, which are due to be received in June 2005. The adjustment factor is 0.8646 calculated using 531.5 pence per Ordinary share, being the closing price on 26 August 2003, the date of approval of the rights issue at the extraordinary general meeting. This measure has been included to reflect the full bonus element of the rights issue which arose at the first stage, as demonstrated by the movement in the share price following the approval of the rights issue at the extraordinary general meeting.

The adjustment factor of 0.8646 is calculated as follows:

Theoretical ex-rights fair value per share	=	459.54	=	0.8646

Fair value per share immediately before exercise of rights		531.5

The theoretical ex-rights fair value per share is calculated as follows:

Fair value of all outstanding shares + Total amount received from exercise of rights

Number of shares outstanding before exercise + Number of shares issued in the exercise

= (556.8 million Ordinary shares x 531.5 pence) + (309.3 million Ordinary shares x 330 pence) (**)	=	459.54

556.8 million Ordinary shares + 309.3 million Ordinary shares(**)

	(**)	Based on consideration received from the first stage of the rights issue (165 pence per A share) plus anticipated proceeds from the second stage (165 pence for a further A share). All A shares will then be consolidated and reclassified as Ordinary shares on the basis of one Ordinary share for two A shares.

(10)	For the purposes of calculating the ratio of earnings to fixed charges, ‘earnings’ consists of profit on ordinary activities from continuing operations before tax before adjustment for minority interests in consolidated subsidiaries and profits or losses from joint ventures plus fixed charges, and amortisation of capitalised interest less capitalised interest and minority interests. ‘Fixed charges’ consists of interest expensed and capitalised plus amortised premiums, discounts and capitalised expenses related to indebtedness and the interest portion in rent expense.

(11)	Interest cover is calculated as the number of times the interest charge for the year is covered by profit on ordinary activities before interest and tax.

(12)	Adjusted interest cover is calculated as the number of times the interest charge for the year is covered by profit from continuing operations before non-operating items, goodwill amortisation, exceptional items, interest and tax. This measure has been included to provide information to management and other users of the financial statements on the ability of the underlying business to finance its operations.

(13)	Net leverage is defined as net debt (loans, finance leases and overdrafts less cash at bank and in hand and managed funds and short-term investments) as a percentage of net debt plus equity shareholders’ funds.

(14)	The difference between group turnover in 2004 and 2003 under US GAAP of £2,051.4 million and £1,837.9 million respectively and group turnover under UK GAAP of £2,060.0 million and £1,878.8 million respectively is due to the revenue recognition difference between UK and US GAAP of £8.6 million (2003: £40.9 million) as shown in note 36(k) of the summary of differences between UK and US GAAP at Appendix 3.

(15)	For the purposes of calculating basic earnings per share, the weighted average number of shares in issue under US GAAP is the same as under UK GAAP.

EXCHANGE RATES

In this report, unless otherwise specified or unless the context requires otherwise, all references to ‘pound’, ‘sterling’, ‘pounds sterling’, GBP, ‘£’, ‘p’ and ‘pence’ are to the lawful currency of the United Kingdom of Great Britain and Northern Ireland (‘United Kingdom’ or ‘UK’). The company publishes its consolidated financial statements in sterling. In this report, all references to ‘US dollars’, ‘US$’ and ‘$’ are to the lawful currency of the United States of America (‘United States’ or ‘US’). Amounts stated in US dollars, unless otherwise indicated, have been translated from sterling at an assumed rate solely for convenience, and should not be construed as representations that the sterling amounts actually represent such US dollar amounts or could be converted into the US dollars at the rate indicated or any other rate. Unless otherwise indicated, such US dollar amounts have been translated from sterling at the rate of £1.00 = $1.84, the noon buying rate in the City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (‘noon buying rate’) on 31 March 2004. The noon buying rate on 31 March

United Utilities Annual Report on Form 20-F 2004	7

Back to Contents

2004 differs from the actual rates used in the preparation of the company’s consolidated financial statements, and US dollar amounts used in this report may differ from the actual US dollar amounts that were translated into sterling in the preparation of such financial statements.

The following table sets out, for the financial year indicated, certain information concerning the noon buying rate for pounds sterling and US dollars per £1.00:

Financial year	High	Low	Average(1)	Period end

2000	$1.68	$1.55	$1.61	$1.59

2001	$1.60	$1.40	$1.47	$1.42

2002	$1.48	$1.37	$1.43	$1.42

2003	$1.65	$1.43	$1.55	$1.58

2004	$1.90	$1.55	$1.71	$1.84

(1)	The average of the noon buying rate on the last day of each month during the relevant period.

Month	High	Low

2003

December	$1.78	$1.72

2004

January	$1.85	$1.79

February	$1.90	$1.82

March	$1.87	$1.79

April	$1.86	$1.77

May	$1.84	$1.75

On 9 June 2004, the noon buying rate was US$1.83 per £1.00.

RISK FACTORS

In addition to the risks identified in other information included in this report, investors should consider the following risks. There may be additional risks that the group does not currently know of, or that are currently deemed immaterial based on information currently available. The group’s business, financial condition or results of operations could be materially affected by any of these risks, resulting in a decline in the trading price of the group’s Ordinary and A shares or ADSs. The group operates an internal control system to evaluate and manage risks as described in the section ‘Internal control system – evaluating and managing risk’ in the Corporate Governance Report of the 2004 annual report to shareholders, which is incorporated by reference herein at Appendix 1.

Turnover of the group’s regulated businesses is substantially influenced by regulators which could adversely affect profitability
The turnover of the group’s water, wastewater and electricity distribution businesses (the regulated businesses) is substantially influenced by price limits established every five years by the respective regulators (the Director General of Water Services regulates the wastewater and water business (the ‘water regulator’) and the Gas and Electricity Markets Authority regulates the electricity distribution business (the ‘electricity regulator’), collectively referred to as ‘the regulators’ in this section on ‘Risk factors’). Preparations are currently ongoing, including dialogue with the regulators, for the forthcoming price reviews for the five-year period commencing on 1 April 2005. Final determinations by the regulators are expected by late 2004. This is a critical process for the group. The outcome of the next, and future, price review processes will impact upon the group’s future turnover and profitability.

Failure to deliver the capital investment programmes could adversely affect profitability
United Utilities’ regulated businesses require significant capital expenditure for additions to, or replacement of, plant and equipment for their wastewater, water and electricity distribution facilities and networks. The price limits set by the respective regulators take into account the level of capital expenditure expected to be incurred and the associated funding costs, in the relevant five-year price review period. In setting price limits, the regulators have a duty to ensure the company can finance its functions. Historically, the group has financed the expenditures from cash flows from operations and from debt financing. During the year ended 31 March 2004, the group announced a two-stage rights issue which raised £501.2 million (net of costs) from the first stage. The second stage, due in June 2005, is expected to raise a further £500 million. Management believes that the group will have sufficient cash flow from operations, available drawings under its credit facilities, and other debt financing, assisted by the expected £500 million receipt from the second stage of the rights issue, to enable it to deliver the capital investment programme required by the regulators for 2005-2010. However, there can be no assurance that cash flows from operations will not decline, or that the second stage of the rights issue will give rise to the expected cash inflow, or that additional debt financing or other sources of capital will be available to meet these requirements.

If the group is unable to deliver the capital programme at expected expenditure levels or is unable to secure the expected capital efficiencies associated with the capital programme or the programme falls behind schedule for other reasons, the group’s profitability may suffer. The regulators may factor such failure into future price reviews. In addition, the group’s ability to meet regulatory and environmental performance standards could be adversely affected by such failure, which may result in fines or other sanctions by the regulators.

The group is currently in dialogue with the regulators and the Environment Agency in relation to the scope of works required in order to complete that part of its current capital programme which relates to limiting pollution from storm water overflows (referred to by the Environment Agency as ‘unsatisfactory intermittent discharges’ (UIDs)). The continuing uncertainty which results from this means that the works are being delayed and it is also possible that the cost of the scope of works which are finally determined may be more than the amounts which were

8	United Utilities Annual Report on Form 20-F 2004

Back to Contents

allowed for in the last price review. The cost of completing these works may be recoverable in whole or in part through the next price review, but there can be no assurance of this. The group therefore cannot guarantee that these costs will not adversely affect its profitability or financial position.

Failure to deliver operational performance or cost savings implicit in the regulatory reviews could adversely affect profitability
Operating cost savings to be achieved during the current five-year regulatory period are implicit in the regulatory reviews. If these cost savings are not achieved, then the group’s profitability would suffer. Similarly, if operational performance were to deteriorate, this may be reflected by less favourable outcomes from forthcoming price reviews and the group’s profitability would suffer.

Environmental regulations could increase the group’s costs and adversely affect profitability
Various government environmental protection and health and safety laws and regulations govern United Utilities’ wastewater, water and electricity distribution businesses. These laws and regulations establish, amongst other things, standards for drinking water, discharges into the environment and quality of electricity supply, which affect the group’s operations. In addition, the group is required to obtain various environmental permissions from regulatory agencies for its operations. The group endeavours to comply with all regulatory standards. However, historically the group has not been in total compliance and cannot guarantee in the future that it will be in total compliance at all times with these laws and regulations. On the occasions that the group has failed to comply, it has been fined or otherwise sanctioned by the courts or the regulators.

Environmental laws and regulations are complex and change frequently. These laws, and their enforcement, have tended to become more stringent over time. Whilst management believes it has taken into account future capital and operating expenditures to achieve and maintain compliance with current and known future changes in laws and regulations, it is possible that new or stricter standards could be imposed, or current interpretation of existing legislation amended, that will raise the group’s operating costs by requiring changes or modifications to the assets in order to comply with any new environmental laws and regulations. Although these costs may be recoverable in part through the regulatory process in setting appropriate future price limits, there can be no assurance of this. Therefore, the group cannot guarantee that the costs of complying with, or discharging its liabilities under, current and future environmental and health and safety laws will not adversely affect its profitability or financial position.

Service interruptions or contamination to water supplies could adversely affect profitability
In addition to the capital investment programmes, United Utilities’ regulated businesses control and operate water, wastewater and electricity networks and undertake maintenance of the associated assets with the objective of providing a continuous service. Historically, there have been interruptions to the supply of services with the majority being related to minor issues that have been rectified promptly. However, failure of a key asset could cause a more significant interruption to the supply of services (in terms of duration or number of customers affected), which may have an adverse effect on the group’s operating results or financial position.

Water supplies may be subject to contamination, including contamination from the development of naturally occurring compounds and pollution resulting from man-made sources. In the event that United Utilities’ water supply is contaminated and it is unable to substitute water supply from an uncontaminated water source, or to treat adequately the contaminated water source in a cost effective manner, there may be an adverse effect on its operating results or financial position. The group could also be held liable for human exposure to hazardous substances in its water supplies or other environmental damage.

It may be possible that some of the costs associated with service interruptions or contaminations may be partly recoverable through future price reviews. The group maintains insurance policies in relation to legal liabilities likely to be associated with these risks, although there can be no assurance that all costs of any such claims would be covered or that coverage will continue to be available in the future.

Non-recovery of customer debt could adversely affect profitability
United Utilities Customer Sales’ business manages the billing, cash collection and debt management activities for 2.9 million domestic and business wastewater and water customers. The Water Industry Act 1999 prohibits the disconnection of a water supply for non-payment and the limiting of a supply with the intention of enforcing payment for certain premises including private dwellings. Non-recovery of debt is therefore a risk to the group and may cause the group’s profitability to suffer, although allowance is made by the water regulator in the price limits for a proportion of debt deemed to be irrecoverable. In addition, the group can also request a re-setting of its price limits through an Interim Determination of K (‘IDoK’) during a review period when costs or savings arising from changes in certain regulatory assumptions are material, although there can be no guarantee that an IDoK application will be successful. Although new and existing strategies continue to be implemented to reduce cash collection risks, including collection agreements with local authorities, revised processes to monitor changes in tenancy and targeted summonsing, there can be no assurance that the group will not suffer losses from the group’s inability to recover fully its debts.

The risks associated with trading in foreign countries could adversely affect profitability
While the group’s operations are concentrated in the United Kingdom, the business also operates in other markets, in particular central and eastern Europe, the Philippines, Canada and Australia. Operations in foreign countries are subject to political, economic and other uncertainties, including:

•	exchange controls and currency exchange risk;

•	taxation policies, including royalty and tax increases, retroactive tax claims and currency repatriation restrictions;

•	nationalisation, re-negotiations or modification of existing contracts;

•	rapidly developing regulatory frameworks leading to the possibility of political interference;

•	the risk of war, civil unrest, acts of terrorism or border disputes;

•	laws and policies of the United Kingdom affecting foreign trade, taxation and investment; and

•	the possibility of being subject to the jurisdiction of foreign courts in connection with legal disputes and the possible inability to subject foreign persons to the jurisdiction of courts in the United Kingdom.

The group seeks to mitigate these risks by, amongst other things, focusing its international operations in areas where management believes that the existing government is favourably disposed towards foreign operators, but cannot give assurances that the current situation will not change in

United Utilities Annual Report on Form 20-F 2004	9

Back to Contents

ways which have an adverse impact on its business. The principal focus for international operations is on European Union accession countries where the environmental legislation is well understood.

Withdrawal of UK governmental support for renewable energy generation projects could lead to the group restricting its involvement in new renewable energy projects
An element of the group’s growth strategy is to develop and operate renewable energy generation projects. In February 2003, the UK government confirmed its commitment to renewable energy in the Energy White Paper by setting an aspiration that 20 per cent of the UK’s electricity sales should come from renewable sources by 2020. At present, the group’s renewable operations are predominantly small-scale hydro generation and landfill gas schemes. The group intends to expand its project range to include both onshore and offshore wind capabilities in future years. Its ability to implement this strategy is heavily influenced by continuing UK government support for green energy projects and associated financial incentives, combined with obtaining the necessary planning consents to develop the projects. The group continues to liaise with the UK government and the electricity regulator to assist in the development of strategies to incentivise electricity suppliers, distributors and generators to achieve the Energy White Paper target. Failure to obtain the necessary planning consents may result in the group restricting its involvement in new renewable green energy projects.

Rapid growth in the business process outsourcing and infrastructure management sectors exposes the group to execution risk, which could adversely affect profitability
Through Vertex, the group’s activities in business process outsourcing are expanding into new markets and territories and achieving increased segmental operating profit margins (2004: 6.8 per cent; 2003: 6.1 per cent; 2002: 5.0 per cent) and an increased percentage of sales external to the group. In addition, the infrastructure management business is expanding into new markets. For example, in September 2003, it was awarded the contract to deliver £1.1 billion of Scottish Water’s £1.8 billion capital programme, along with its partners in the Scottish Water Solutions consortium. The delivery of that contract and others, both existing and future, will be achieved by exploiting the group’s core infrastructure management skills. This rapid growth exposes these businesses to new business and transaction risks and, potentially, the risk of overtrading, whereby the businesses are unable to operate all their contracts to the standard required by their clients due to a lack of resources and suitably qualified personnel. Overtrading could lead to a loss of customers which, in turn, may cause profitability to suffer. During this growth phase, Vertex is also dependent upon a small number of major contracts which account for a significant proportion of its turnover. If Vertex were to lose one of these major contracts, or if Vertex were unable to renegotiate, extend or replace these major contracts on similar terms after they expire, Vertex’s contribution to group profitability may decline. The growth in infrastructure management also exposes the licensed multi-utility operations business to the risk of dilution of its resources, which may cause that business to fail to achieve business plan targets, including profit targets.

Deficits in pension schemes may require the group to make additional contributions to the scheme which would reduce profitability
The group participates in a number of pension schemes, principally in the UK. The principal schemes are funded defined benefit schemes and the assets of the schemes are held in trust funds independent of group finances. As a consequence of the performance of equity markets and continued low interest rates, as at 31 March 2004, the schemes were estimated to have a combined post-tax deficit of £264.4 million compared to a post-tax deficit of £298.1 million at 31 March 2003 and a post-tax surplus of £15.1 million at 31 March 2002. The group increased pension contribution rates in 2003/04 and they will be reviewed again when the results of the full actuarial valuation, currently being undertaken as at 31 March 2004, are known. Should this information indicate that further increased contributions will be necessary to eliminate the current shortfall in the schemes, the profitability of the group may be adversely affected.

Weak conditions in the telecommunications industry could continue or delivery of synergy savings in respect of the Eurocall acquisition may be delayed and cause further losses in the group’s telecommunications business
Within the difficult environment of the telecommunications industry, Your Communications continues to incur losses. There is a risk that the over-capacity in the telecommunications market may continue to impose price pressures for some time, leading to operating losses being incurred in the medium term. In the year ended 31 March 2004, the group acquired Eurocall Limited, an independent provider of telecommunications services to the small and medium-sized enterprise market. If the group is unable to integrate the two businesses successfully within the anticipated timescale, expected synergies could be delayed, which may cause the business to fail to achieve its profit targets.

ITEM 4 INFORMATION ON THE COMPANY

UNITED UTILITIES

The company was incorporated and registered in England and Wales on 1 April 1989 to provide wastewater and water services in north west England through its wholly owned subsidiary, United Utilities Water. In November 1995, the company acquired United Utilities Electricity (then known as Norweb plc), the distributor and at that time supplier of electricity in north west England, to form a multi-utility group. In August 2000, the company sold the electricity and gas supply businesses, and as a result it no longer has any significant exposure to the competitive generation and supply market.

United Utilities PLC is a public limited company (with registered number 2366616), with its shares listed on both the London Stock Exchange and the New York Stock Exchange (in the form of ADSs). Its registered office is at Dawson House, Great Sankey, Warrington, WA5 3LW, England, telephone number: 00-44-1925-237000.

United Utilities PLC is the ultimate holding company of United Utilities Water PLC and United Utilities Electricity PLC. United Utilities Water and United Utilities Electricity are the regulated monopoly companies which own and operate the networks and associated infrastructure assets used to:

•	collect and treat wastewater;

•	collect, treat, store and distribute water; and

•	distribute electricity,

for homes and businesses in north west England, a region with a population of some 7 million. In the financial year ended 31 March 2004, United Utilities derived over 85 per cent of its profit on ordinary activities before interest, goodwill amortisation and exceptional items from these regulated

10	United Utilities Annual Report on Form 20-F 2004

Back to Contents

monopoly activities. The group’s operations are concentrated in the United Kingdom, but it also operates in other markets, in particular central and eastern Europe, the Philippines, Canada and Australia.

United Utilities’ strategy is to reduce costs in its regulated monopoly businesses by exploiting the advantages of the common geography of its three utility networks and to increase revenue in its two developing support services businesses, United Utilities Contract Solutions and Vertex, by seeking to exploit its core skills of infrastructure management and business process management by providing these services to others.

United Utilities also owns Your Communications, a telecommunications business.

The group reports its results through four business segments. References to segmental operating profit/losses are defined as the profit on ordinary activities before interest, goodwill amortisation and exceptional items for a segment as shown in note 2 of the consolidated financial statements at Appendix 3. Profit on ordinary activities before interest, goodwill amortisation and exceptional items is reconciled to profit before interest in item 5.

		Turnover	Segmental operating profit		Net operating assets

		per cent of		per cent of		per cent of
Financial year ended 31 March 2004	£m	group	£m	group	£m	group

Licensed multi-utility operations	1,300.7	56.5	519.6	87.0	7,107.7	94.4

Licensed multi-utility operations comprises the regulated monopoly activities of United Utilities Water (wastewater and water) and United Utilities Electricity (electricity distribution). These companies own the respective infrastructure network assets representing around 95 per cent of the group’s net operating assets at 31 March 2004. The businesses are capital intensive and are subject to both economic and environmental regulation. These businesses generate over 85 per cent of the group’s profit on ordinary activities before interest, goodwill amortisation and exceptional items of which approximately three quarters is derived from wastewater and water and approximately one quarter from electricity distribution. Management of these businesses is divided on a functional basis; United Utilities Service Delivery manages the operation of the wastewater, water and electricity network assets, and United Utilities Customer Sales manages the customer relationship activities involved in supplying wastewater and water services.

Infrastructure management	446.9	19.4	67.8	11.4	132.6	1.8

United Utilities Contract Solutions applies the group’s infrastructure management expertise to competitive markets by providing a service to clients in managing their infrastructure assets. In addition, it owns the group’s interest in non-regulated utility assets. These activities employ only a limited amount of capital, representing 1.8 per cent of the group’s net operating assets at 31 March 2004.

Business process outsourcing	368.5	16.0	25.1	4.2	111.7	1.5

Vertex is one of the UK’s largest providers of business process outsourcing services. It seeks to exploit United Utilities’ business process management skills by providing a service to manage its clients’ customers under contract. These activities employ only a limited amount of capital, representing 1.5 per cent of the group’s net operating assets at 31 March 2004.

Telecommunications	185.6	8.1	(16.6)	(2.8)	227.2	3.0

Your Communications is a medium-sized alternative telecommunications provider with a dense network in the north of England, complemented by a lean national network. It provides voice, basic and advanced data communication services to the public sector, and small and medium-sized corporate customers, predominantly in central and northern England. Construction of the network infrastructure is now complete. These activities employ only a limited amount of capital, representing 3.0 per cent of the group’s net operating assets at 31 March 2004.

Note: Financial data for the year ended 2004 has been extracted from note 2 of the consolidated financial statements at Appendix 3, using the definitions set out therein. Full analysis for the last three years is contained within the note. Percentages are calculated based on the gross totals disclosed in note 2. In the above table, segmental operating profit as a per cent of group operating profit is calculated based on segmental operating profit/losses divided by profit on ordinary activities before interest, goodwill amortisation and exceptional items. Turnover and percentage of group turnover include turnover from joint ventures and are stated before inter-business eliminations.

LICENSED MULTI-UTILITY OPERATIONS

United Utilities Service Delivery manages the operation of the licensed wastewater and water network assets owned by United Utilities Water, and the electricity distribution assets owned by United Utilities Electricity, in north west England. These businesses involve the removal and treatment of wastewater from, and the treatment and distribution of around 2 billion litres of water a day to, 2.9 million homes and businesses, and the annual distribution of approximately 25,500 GWh of electricity to more than 2 million consumer premises. These activities are:

•	Capital intensive – At privatisation in 1989, the wastewater and water infrastructure inherited by United Utilities Water was in need of substantial repair and replacement. Further improvements have been required in order to comply with applicable UK and European Union environmental and drinking water quality regulations. Capital expenditure relating to wastewater and water in the financial year 2004 was £864.2 million (2003: £590.6 million, 2002: £401.7 million) with 54.5 per cent relating to the wastewater network (including sewage sludge treatment and disposal), 37.0 per cent to the water network, and 8.5 per cent to quality and efficiency. Capital expenditure for the financial year 2004 relating to electricity distribution was £149.7 million (2003: £122.3 million, 2002: £104.4 million), 24.6 per cent was load related (enabling new connections to be made to the network and increasing the amount of electricity able to be carried), 67.0 per cent was non-load related (for example, replacing assets due to statutory obligations or the replacement of faulty or ageing equipment) and 8.4 per cent was non-operational (such as information technology).

•	Subject to economic regulation – In general, these businesses are monopolies and are subject to incentive-based economic regulation which imposes caps on increases in customer prices, rewards efficiency and high standards of customer service and penalises inefficiency and poor standards of customer service. The economic regulation of wastewater and water and the economic regulation of electricity distribution are described in more detail below.

United Utilities Annual Report on Form 20-F 2004	11

Back to Contents

•	Subject to environmental regulations – In the five-year period to 31 March 2005 the group planned to have spent £1.7 billion on environmental improvements across north west England. During the financial year ended 31 March 2004, the group made environmental improvements costing £460 million, including £264 million on improving standards for wastewater and water treatment works and £124 million on resolving UIDs. The environmental regulation of wastewater and water and the environmental regulation of electricity distribution are described in more detail below. The group cannot increase demand materially for its licensed multi-utility operations within its licensed area and, as detailed below, the group’s licensed multi-utility businesses are restricted in their ability to increase prices. The principal strategy for these businesses is to control costs and exploit the advantages of owning and operating three utility networks with a common geography.

Wastewater collection, treatment and disposal operations
In accordance with its licence, United Utilities Water is responsible for the collection, treatment and disposal of domestic wastewater, trade effluent (non-domestic wastewater) and surface water in north west England. Surface water, mainly from groundwater infiltration and highway drainage, forms a major part of the wastewater which United Utilities Water must treat. In some cases, separate sewers are provided for wastewater and surface water, in order that uncontaminated surface water may be piped directly to a watercourse.

United Utilities Water’s wastewater treatment works provide a range of treatments. These include primary, secondary and tertiary treatment involving a number of physical, chemical and biological processes. Treated liquid final effluent is discharged into rivers, estuaries or via sea outfalls. A byproduct of the treatment of wastewater is sewage sludge. Sewage sludge is also treated by a range of physical, chemical and biological processes. Currently, around two thirds of the end product is recycled to agricultural land as a soil conditioner or used in land reclamation and one third is incinerated or disposed to landfill. However, due to the government designating nitrate vulnerable zones (i.e. zones that are subject to restrictions on the amount of nitrogen that can be applied to agricultural land) over 55 per cent of England, the amount of end product that is recycled to agricultural land is likely to decrease quite significantly in the short to medium term, while the amount of end product that is incinerated is expected to increase.

United Utilities Water’s wastewater operations involve owning and managing assets which include:

–	40,712 kilometres of sewers;
–	1,717 pumping stations;
–	366 storage tanks;
–	3,204 combined sewer overflows;
–	599 wastewater treatment works; and
–	71 sludge treatment facilities.

During the financial year ended 31 March 2004, a further 5.1 kilometres of sewers were refurbished, 3.1 kilometres of sewers were replaced, and 282 UIDs addressed to effect environmental improvement.

Water supply operations, treatment and distribution
United Utilities Water obtains water from various sources including reservoirs, rivers and aquifers. United Utilities Water enjoys the advantage of having the majority of its direct reservoirs in the uplands of the Lake District, an area of north west England which enjoys a higher than average rainfall for England and in the Pennine hills on the eastern edge of north west England, while the major population centres it serves are in the lowlands of Greater Manchester, Lancashire and Cheshire. Merseyside, the other major population served by United Utilities Water, receives its water supply principally from the River Dee and Lake Vyrnwy in north Wales. A large proportion of water supplied by United Utilities Water flows freely by gravity and does not need to be pumped. However, the nature of the water catchments, being peaty moorlands or coal measure strata, requires enhanced treatment methods to ensure the water satisfies all regulatory and quality standards.

All water supplied receives treatment with the objective of meeting the appropriate standards enforced by the Drinking Water Inspectorate, the government regulator of drinking water in England and Wales. The type of treatment varies from disinfection only, for some borehole sources, to more complex processes using coagulation, clarification and filtration and activated carbon absorption and ozonation for certain waters. United Utilities Water monitors water quality by analysing samples regularly for both microbiological and chemical parameters. In the calendar year 2003, the business continued to improve quality, with 99.82 per cent of drinking water samples meeting the quality standards at customers’ taps, compared with 99.81 per cent the previous year.

The treated water is delivered to the end customer through a network of aqueducts, trunk and distribution mains, service reservoirs and water towers.

These operations involve United Utilities Water owning and managing assets which include:

–	192 raw water impounding reservoirs;
–	1,204 kilometres of raw water aqueducts;
–	131 water treatment works;
–	1,144 kilometres of treated water aqueducts;
–	459 service reservoirs and water towers storing treated water;
–	613 pumping stations; and
–	39,797 kilometres of trunk and distribution mains.

Key outputs from the capital investment programme during the financial year ended 31 March 2004 included the refurbishment of a further 894 kilometres of old water mains and the cleaning of 405 kilometres of mains. Some 37,500 properties were given new water supply pipes to replace old lead pipes. Water meters were also installed in around 43,690 domestic properties under the free meter option scheme, whereby customers can have a meter fitted for free and are given an opportunity to switch to metered billing.

Economic regulation of wastewater and water
The UK government awarded licences for the provision of wastewater services and water supply in 1989. The licences continue in force for an indefinite period, subject to potential termination rights as set out below. United Utilities, through its subsidiary, United Utilities Water, holds the licence for an area of north west England which comprises 2.9 million homes and businesses.

12	United Utilities Annual Report on Form 20-F 2004

Back to Contents

The Water Industry Act 1991 (the ‘Act’), as amended by the recently enacted Water Act 2003 (the ‘WA 2003’), requires companies engaged in water supply or wastewater services in England and Wales to be licensed. Economic regulation pursuant to these licences is currently the responsibility of the Director General of Water Services (the ‘water regulator’), supported by the Office of Water Services (‘Ofwat’). The water regulator also exercises powers under UK competition legislation, most significantly the Competition Act 1998 and the Enterprise Act 2002.

The WA 2003 received Royal Assent in November 2003. The WA 2003 is intended to promote greater water conservation and planning for the future by water companies contributing to the achievement of sustainable development, revise the framework for water abstraction and impounding and help to build a more transparent regulatory environment.

The WA 2003 also aims to increase competition in the water industry in England and Wales, by allowing the licensing of new entrants into the market for production (water abstraction and treatment) and retail activities, and providing for competitors to share the networks operated by the incumbent water companies. From Autumn 2005, the opportunity for enhanced competition is extended for the supply of water services to large non-household users with an annual consumption of not less than 50 megalitres (compared with the current threshold of 100 megalitres, which has applied since August 2000). United Utilities Water had already developed and published policies, which allow other companies access to its water networks in order to supply customers and to self-lay new water mains and service pipes. These policies have been further developed in order to facilitate competition in the industry under the Act and United Utilities welcomes the new competitive developments in this field.

The WA 2003 includes provisions to establish a regulatory board to be known as the Water Services Regulation Authority (the ‘water authority’) which will replace the individual Director General as the water regulator no earlier than April 2005. This brings the water industry in line with other regulated industries whose regulators have moved to a similar board structure. The existing duties and functions of the water regulator will be transferred to the water authority. Currently, the water regulator is an independent public servant appointed for a fixed term by the Secretary of State for Environment, Food and Rural Affairs. Appointments to the water authority will likewise be made by the Secretary of State. This is in contrast to regulators in some states of the United States who hold public office and are required to stand for public election. The current water regulator, Philip Fletcher, was appointed to the post on 1 August 2000 for a fixed term of five years. Ofwat is a non-ministerial government department.

The chairman of the water authority will continue to be appointed for a fixed term and may only be removed from his post for incapacity or misbehaviour. A new independent Consumer Council for Water will be established to replace the water regulator’s Customer Service Committees. To promote regulatory consistency the UK government has stated its intention not to implement either the water authority or the Consumer Council for Water until after completion of the next periodic review of water and wastewater charges in 2005.

The water regulator must comply with the statutory duties described in the Act. He may receive guidance from the UK government in areas such as social and environmental policy and its views on his approach to price setting. He is required to carry out his statutory duties and, in the performance of these duties, is required to exercise judgement. He is not subject to direction about what those judgements should be and is independent of government ministers. The existing secondary duty of the water regulator to ensure that the interests of customers are protected will become a primary duty for the water authority.

The duties of the water authority will include:

•	furthering the consumer objective (to protect the interests of consumers wherever appropriate by promoting effective competition between persons engaged in, or in commercial activities connected with, the provision of water and sewerage services);

•	ensuring that the functions of a water undertaker and of a sewerage undertaker are properly carried out in respect of every area of England and Wales;

•	ensuring that undertakers are able (in particular, by securing reasonable returns on their capital) to finance the proper carrying out of their functions; and

•	ensuring that the activities authorised by the licence of a licensed water supplier and any statutory functions imposed on it in consequence of the licence are properly carried out.

The licences impose conditions on licensees, which Ofwat enforce. Changes to the licences (Instruments of Appointment) are made by Ofwat, either with the water undertaker’s agreement or following reference by Ofwat to the Competition Commission on public interest grounds. However, the WA 2003 provides for modifications to be made to water undertakers’ conditions of appointment without reference to the Competition Commission, provided the changes are necessary or expedient to implement the new licensing regime for the supply of water services to large non-household users.

The licence may be terminated on 25 years’ notice, with more immediate revocation in certain specific circumstances (including for example, failure to comply with an enforcement order made by the water regulator).

In practice, many regulatory issues arising between licensees and the water regulator are settled without the need to resort to formal proceedings. However, where the water regulator is satisfied that a licensee is in breach of the conditions of its licence, he has powers to secure compliance by means of an enforcement order. Failure to comply with an enforcement order can lead to enforcement in court, third party redress and, ultimately, to revocation of the licence. Alternatively, where actual or likely contravention of an enforcement order (or of a licensee’s principal statutory duty under the Act) is so serious as to make it inappropriate for the licensee to continue to hold its licence, Ofwat may, with the Secretary of State’s consent, apply to the High Court for the appointment of a special administrator to run the company until arrangements can be made for a new company to carry on the licensed activities. A special administrator may also be appointed where the licensee is, or is likely to be, unable to pay its debts.

The WA 2003 has also introduced financial penalties for breach of licence conditions to bring the industry in line with other regulated industries. Companies can now face a fine of up to ten per cent of turnover for breaching licence conditions or other obligations. The new legislation also requires water companies to disclose any links between directors’ pay and company performance.

United Utilities Water’s licence restricts its conduct in a number of ways. These restrictions include prohibitions on undue discrimination between customers, restrictions on the declaration and payment of dividends, and on cross-subsidies between United Utilities Water and associated companies. Any transactions between United Utilities Water and an associated company are required to be at ‘arm’s length’. Any such transactions

United Utilities Annual Report on Form 20-F 2004	13

Back to Contents

would undergo a process of market-testing, or involve the associate being paid prices no greater than the cost incurred in providing the goods and services plus a reasonable rate of return on any capital employed.

The water regulator regulates wastewater and water charges by capping the average increase in charges that a company can impose in any year. The water regulator conducts a periodic review and sets price caps every five years. This price cap is set by reference to inflation as measured by the retail price index in the UK (RPI) plus an adjustment factor known as ‘K’ which is specific for each company and which can vary for each year of the review period. The size of a company’s ‘K’ factor (which can be positive, negative or zero) reflects the scale of its capital investment programme, its cost of capital, its operational and environmental obligations together with the scope for it to improve its efficiency. The last periodic review took effect in April 2000 and covered the period until March 2005.

Unlike ‘rate of return’ economic regulation, such as exists in many states of the United States, ‘price cap’ regulation in the UK is performance based. Companies are incentivised to be efficient both in terms of their operating costs and in the implementation of their capital expenditure programme. The benefit of any efficiency savings achieved through effective management is retained by the companies for a period of five years, after which time the benefit is passed to customers via the subsequent price setting process. The cost of any under-performance due to poor management is borne by the companies. Companies are also incentivised to provide a high quality of service and penalised if they provide a poor quality of service by means of an adjustment to the ‘K’ factor at the subsequent price review.

Unexpected costs or savings arising from changes in certain regulatory assumptions during a review period are recorded and agreed by the company and the water regulator. This process, known as ‘logging up and down’, allows prices to be adjusted up or down at the next periodic review to compensate for the unexpected change. In addition, where the change is material, the company can request, and the water regulator can instigate, a re-setting of its price limit during the five-year period, known as an ‘interim determination of K’ (IDoK).

Furthermore, most companies’ licences include a ‘shipwreck’ clause, which allows companies’ price limits to be revised when events beyond their control have a significant effect on their costs or revenues. This clause was originally asymmetric, providing companies with protection from adverse effects. In 1994, it was modified to make it symmetric, whereby should the company benefit to a substantial degree from an event which was not attributable to prudent management action, it could lead to an adjustment to price limits. At the time that the clause became symmetric United Utilities Water opted for the clause to be removed, but has recently requested that it be reinstated in its licence. Ofwat has recently consulted on changes to the ‘shipwreck’ clause and the licence conditions relating to IDoKs more generally. United Utilities Water expects to have its licence modified to reintroduce the shipwreck clause when Ofwat makes the modifications it proposes to the operation of that licence condition in other companies’ licences. Ofwat has stated that it intends to propose those modifications at the same time as it makes its final determination of price limits for the 2005 price review.

In December 2003, United Utilities Water obtained permission from the regulator through the IDoK process to increase its charges for 2004/5. The increase allows United Utilities Water to recover expenditure not allowed for in the 1999 price review. As a result of the company’s successful IDoK application, prices are able to increase, in real terms, for the remainder of the current review period (that is, in addition to the general movement in prices as measured by the index of retail prices), by up to 8.9 per cent in 2004/05, as compared to 4.5 per cent before the IDoK.

As part of this agreement, Ofwat deducted the cost of undertaking a substantial part of United Utilities Water’s programme of works relating to limiting pollution from storm water overflows (referred to by the Environment Agency as ‘unsatisfactory intermittent discharges’ (UIDs)) in order for this to be postponed to the 2005-2010 programme. The basis for this course of action was the continuing dialogue between United Utilities Water and the Environment Agency in relation to the detailed scope of this work, which appeared unlikely to be resolved within the timetable of the current programme. The main issue under discussion is the extent to which the works must be undertaken in cases where they appear to represent poor value for money. Ofwat has confirmed United Utilities’ concerns regarding value for money and expects to substitute the costs of revised schemes as agreed by the company with the Environment Agency and DEFRA. Recognition of these costs by the water regulator in the company’s regulatory asset base will probably be deferred until the price review, and recovered in prices from 1 April 2005. United Utilities Water will seek to recover any reasonable net additional costs of completing this part of the programme (as amended) at the 2004 periodic review, but there is no guarantee that full recovery will be achieved. There are similar outstanding issues in relation to some of the remainder of this programme.

Following a consultation process, Ofwat published its approach to the next price review covering the period 2005-2010, in a document entitled ‘Setting water and sewerage price limits for 2005-10: Framework and approach’. In summarising the approach, the water regulator commented that it was too early to forecast what the effect of the next price review would be on customers’ bills. The water regulator identified that the scale of each licensee’s capital expenditure programme, the need to ensure that companies could raise money from the capital markets and the scope for efficiency would all have an important bearing. He confirmed his intention to ensure that customers face no higher burden than necessary, but acknowledged that it would be unwise, in the light of likely pressures on most companies, for customers to expect real reductions in bills from the new price limits.

In August 2003, United Utilities Water submitted to Ofwat a draft business plan for the period 2005-10. That plan included a required increase in prices of 12 per cent above the rate of inflation for each of the five years from 2005/06. Ofwat provided confidential feedback to United Utilities Water on its draft business plan and, in December 2003, wrote to the Secretary of State summarising the draft business plans submitted by all companies. In that letter the water regulator commented “My view is that significant overall bill increases are going to be needed to ensure continued good service and accommodate capital programmes on the scale signalled both for capital maintenance and enhancement”. In March 2004, the Secretary of State for the Environment, Food and Rural Affairs published her principal guidance to Ofwat on the environmental obligations to be delivered by water companies between 2005 and 2010. Based on that guidance, United Utilities Water submitted its final business plan to Ofwat on 30 April 2004. The final plan included a required increase in prices of 7.8 per cent above the rate of inflation for each of the five years from 2005/06.

The water regulator will determine the price caps for the next periodic review, in December 2004. If United Utilities Water does not accept the proposals, the water regulator must refer the matter to the Competition Commission for determination.

14	United Utilities Annual Report on Form 20-F 2004

Back to Contents

Environmental regulation of wastewater and water
The wastewater and water industry in the UK is subject to substantial domestic and European Union regulation, placing significant statutory obligations on United Utilities Water with regard, amongst others, to the quality of treated water. European directives (including the Drinking Water Directive, the Bathing Water Directive and the Urban Wastewater Treatment Directive) are transposed in UK law by regulations and Acts of Parliament, such as the Water Supply (Water Quality) Regulations, the Water Acts 1989 and 2003, the Water Industry Act 1991, the Water Resources Act 1991, the Control of Pollution Act 1974 and the Environmental Protection Act 1990.

All water and wastewater companies have a general duty to exercise their powers to conserve and enhance natural beauty and to promote the efficient use of water. Environmental regulation is the responsibility of the Secretary of State for Environment, Food and Rural Affairs together with:

•	the Environment Agency, which is responsible for conserving and redistributing water resources and securing the proper uses of those resources, including licensing of water abstraction. The Environment Agency is also responsible for the regulation of discharges to controlled waters, including discharges from wastewater treatment works;

•	the Drinking Water Inspectorate, which enforces drinking water quality standards; and

•	English Nature, which is responsible for the protection of designated sites for nature conservation, e.g. Sites of Special Scientific Interest. There is a statutory requirement to manage these sites to conserve or improve biodiversity. As a result of new UK government targets, English Nature is seeking improvements to approximately 50 per cent of the sites within United Utilities’ ownership for which funding is being sought through the periodic review process.

United Utilities Water expects regulatory regimes in the field of water and wastewater to continue to evolve and become more onerous. Examples of such regulatory and legislative developments include the following:

•	the WA 2003, which passed into law in November 2003, makes significant changes to the abstraction licensing system. The WA 2003 makes new abstraction licences time limited and reduces the time period after which unused abstraction licences can be revoked or varied without compensation; it also introduces a right to claim damages against abstractors whose abstraction causes loss or damage. The WA 2003 also places water undertakers under a duty to promote water conservation when carrying out their functions, requires water undertakers to publish drought plans and enables government to require the publication of flood plans in the event of a reservoir dam failure;

•	the Water Framework Directive, which was transposed into UK law in 2003 and which requires the UK government to:

	–	establish comprehensive river management plans;

	–	implement measures necessary to prevent deterioration in the ecological status of water bodies; and

	–	achieve ‘good’ water status by December 2015 at the latest.

The Directive is likely to impact upon sewerage undertakers by requiring further improvements in discharges from wastewater networks and treatment works; and

•	the Water Supply (Water Quality) Regulations 2000, which transpose into UK legislation the Drinking Water Directive and, in particular, introduce more stringent lead standards (10 micrograms per litre from 25 December 2013) which will oblige water undertakers to carry out improvements to treatment works and distribution systems.

In order to minimise lead levels, United Utilities Water installed additional phosphate dosing and pH control assets in the period April 2000 to 31 March 2004, and is currently optimising plumbosolvency control treatment. Despite these steps, in some water supply zones United Utilities Water will not achieve the two lead standards unless lead service pipes are replaced. It expects to replace approximately 200,000 of its lead pipes by 2013 and predicts this will enable it to achieve levels acceptable to the Drinking Water Inspectorate. Approximately 20,000 of these pipes are likely to be replaced during 2004/05 at an estimated cost of £8.0 million.

The European Union Urban Wastewater Treatment Directive, which was transposed into UK legislation by the Urban Wastewater Treatment Regulations, requires improvements in the treatment of wastewater discharges, in particular, the provision of secondary treatment. United Utilities Water continues to make progress towards satisfying the European Union Urban Wastewater Treatment Directive for wastewater treatment works serving areas with a population equivalent of more than 2,000. The European Union Urban Wastewater Directive also requires measures to be taken to limit pollution from stormwater overflows and the group is currently in dialogue with the regulators in relation to the scope of works required in order to meet this obligation and any additional regulatory requirements. The continuing uncertainty which results from this means that the works are being delayed and it is also possible that the scopes which are finally determined will exceed the amounts which were allowed for in the last price review.

There are proposals at the European level which, if progressed and adopted, will introduce a new Bathing Water Directive with more stringent microbiological standards, and will amend the Directive on the use of sewage sludge on agricultural land so as to introduce tighter limits for metals in sludge. While United Utilities Water’s preferred disposal route for sewage sludge remains spreading on agricultural land, it is taking steps to ensure that it has sufficient disposal capacity if that route ceases to be acceptable, including the construction of new incinerators.

There are ongoing infringement proceedings between the European Commission and the United Kingdom regarding the implementation of the Urban Wastewater Treatment Directive. The European Commission has sent a reasoned opinion to the United Kingdom for failure to designate and to review correctly, sensitive and less sensitive areas. The reply given by the United Kingdom is under technical assessment. The European Commission believes that the United Kingdom has not taken all measures needed to reduce the nutrients in wastewater to remedy problems in sensitive areas. Depending on the outcome of these deliberations this could lead to the designation of some of the Irish Sea as a sensitive area. This in turn could lead to requirements being placed upon United Utilities Water to reduce the levels of some nutrients in discharges from many of its wastewater treatment facilities which feed into the Irish Sea.

Pursuant to the European Union Bathing Water Directive, the objective of which is to protect public health and the environment from faecal pollution at bathing waters, the Environment Agency samples and analyses certain designated bathing waters around the UK coast for the presence or

United Utilities Annual Report on Form 20-F 2004	15

Back to Contents

absence of various bacteria. United Utilities Water’s programme of wastewater network and treatment projects relating to its operational facilities to improve the quality of, and meet the required standards for, bathing waters in north west England continues.

In common with other sewerage undertakers, United Utilities had faced the possibility of legal action for damages in nuisance and for breach of the Human Rights Act if its sewers caused flooding to customers’ premises. This is now less likely, following the decision by the House of Lords in December 2003 to overturn the earlier Court of Appeal judgement in the case of Marcic v Thames Water Utilities Ltd.

In a departure from earlier precedent, the High Court ruled in May 2003 in proceedings brought by the Borough of Hounslow against Thames Water, that wastewater treatment works were premises subject to statutory nuisance legislation to curtail odour. No further appeal lies on that point although Thames Water may contest the case further on the facts. The outcome is uncertain, but United Utilities has, in its submission to Ofwat for the 2005-10 review of prices, sought £100 million to deal with problems of odour at 11 wastewater treatment works. The UK government intends to consult on a code of practice on odour from wastewater treatment plants, and to publish it by the end of 2004.

In a test case between the British Waterways Board (BWB) and Severn Trent Water, the Court of Appeal ruled in March 2001 that sewerage undertakers do not have a right of discharge into watercourses without consent and compensation to the owner of the watercourse. BWB is the government body responsible for most of Britain’s canal network, and is now seeking similar settlement from other companies affected. United Utilities anticipates reaching an agreement to be funded as part of the next price review.

As part of the five-year periodic review of prices, the water regulator will take into consideration the capital investment programme in which United Utilities will need to invest, in order to comply with environmental legislation. See the previous section ‘Economic regulation of wastewater and water’.

Electricity distribution
United Utilities Electricity owns the distribution network which carries electricity from the National Grid along power lines to consumers’ premises on behalf of the electricity supply companies who are its customers. The income derived from the distribution business depends in part on changes in the demand for electricity by consumers in north west England. Demand for electricity is affected by such factors as growth and movements in population, social trends, economic and business growth or decline, changes in the mix of energy sources used by consumers, weather conditions, energy efficiency measures and other factors. The electricity distribution business is a regulated business in which the average increase in charges, which a company may impose in any year, is capped by the electricity regulator (as described in more detail below). Accordingly, profit derived from the distribution business of United Utilities Electricity also depends on efficiency, achieved by reducing and controlling costs, and providing high standards of service.

United Utilities Electricity owns and manages assets which include around:

–	13,700 kilometres of overhead lines;

–	45,000 kilometres of underground cables; and

–	17,800 ground mounted sub-stations and 16,700 pole mounted transformers.

Key performance measures for the business relate to quality of supply. Electricity supplies were available for 99.99 per cent of the time during the financial year ended 2004, sustaining the business’s high level of performance in managing the network to maintain constant supplies for consumers. All the key overall standard targets required by the Office of Gas and Electricity Markets (‘Ofgem’) were achieved.

The average number of interruptions per 100 consumers per annum was 50.98, beating the regulatory target for the year of 56.45. The average number of minutes for which consumers were without supply was 59.31, beating the regulatory target for the year of 68.2 minutes.

During the year, the electricity distribution business completed the conversion of asset records from a paper-based system to a modern geographical information system. This will enable more efficient maintenance and delivery of the asset records as well as improved analysis and management of the electricity distribution system assets.

Economic regulation of electricity distribution
The UK government awarded electricity licences in 1990. The licences continue in force for an indefinite period, subject to potential termination rights as set out below. United Utilities, through its subsidiary United Utilities Electricity, holds an electricity distribution licence which authorises it to distribute electricity throughout Great Britain. Under that licence, United Utilities distributes electricity across its distribution system covering an area in north west England comprising over two million consumer premises.

The electricity industry in Great Britain is regulated under the Electricity Act 1989 (the ‘Electricity Act’) and the Utilities Act 2000 (the ‘Utilities Act’) by the Gas and Electricity Markets Authority (the ‘electricity regulator’). The electricity regulator governs and acts through Ofgem. The Electricity Act, as amended by the Utilities Act, requires all companies distributing electricity in Great Britain to be licensed unless they are covered by an exemption. Economic regulation pursuant to these licences is the responsibility of the electricity regulator. The electricity regulator also exercises powers under UK competition legislation, most significantly the Competition Act 1998 and the Enterprise Act 2002.

The electricity regulator comprises a board, led by a chairman who is an independent public servant appointed for a fixed term by the Secretary of State for the Department of Trade and Industry. This is in contrast to regulators in some states of the United States who hold public office and are required to stand for public election. The current chairman is Sir John Mogg, who was appointed from October 2003. Ofgem is a non-ministerial government department.

The electricity regulator must comply with the statutory duties laid down in the Electricity Act as amended by the Utilities Act. In doing so, the electricity regulator may receive guidance from the UK government in areas such as social and environmental policy. In complying with its statutory duties, the electricity regulator is required to exercise judgement. The electricity regulator is not subject to direction as to what those judgements should be and is independent of government ministers. The chairman of the electricity regulator may only be removed from post for incapacity or misbehaviour.

The principal objective of the electricity regulator is to protect the interests of consumers wherever appropriate, by promoting effective competition. In carrying out this objective, the electricity regulator is required to have regard to:

16	United Utilities Annual Report on Form 20-F 2004

Back to Contents

•	the need to secure that all reasonable demands for electricity are met; and

•	the need to secure that licence holders are able to finance their activities.

The licence contains various conditions regulating the conduct of the business. Licence conditions can be modified by the electricity regulator either with the agreement of the licensee (or, in the case of standard conditions, with the agreement of the requisite proportion of licensees) or following an investigation by the Competition Commission on public interest grounds. The licence can be terminated on 25 years’ notice given by the Secretary of State. The licence can also be revoked in certain circumstances, including where the licensee fails to comply with an enforcement order made by the electricity regulator. There have been no significant amendments made or proposed to United Utilities Electricity’s licence in the last year.

In practice, many regulatory issues arising between licensees and the electricity regulator are settled without the need to resort to formal proceedings. However, where the electricity regulator is satisfied that a company is in breach of the terms of its licence, it has powers to secure compliance by means of an enforcement order. If a company does not comply with the order (as well as potentially giving rise to third party action) compliance can be enforced by the Court and the electricity regulator may revoke the licence.

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

The electricity regulator regulates electricity distribution charges by capping the average increase in charges which a company can impose in any year. The electricity regulator conducts a periodic review and sets price caps every five years. This price cap is set by reference to inflation as measured by the retail price index in the UK (RPI) plus an adjustment factor known as ‘X’ which is specific to each company and which can vary for each year of the review period. The size of a company’s ‘X’ factor (which can be positive, negative or zero) reflects the scale of its capital investment programme, its cost of capital and its operational and environmental obligations, together with scope for it to improve its efficiency. The last periodic review took effect in April 2000 and covered the period until March 2005. For the remainder of this current review period, United Utilities Electricity’s revenue, which is permitted under the price cap, must reduce in real terms before taking into account inflation, by at least 3.0 per cent in 2004/05.

Unlike ‘rate of return’ economic regulation, such as exists in many states of the United States, ‘price cap’ regulation in the UK is performance based. Companies are incentivised to be efficient both in terms of their operating costs and in the implementation of their capital expenditure programme. The benefit of any efficiency savings achieved through effective management is retained by the companies for a period of up to five years, after which time the benefit is passed to customers. The cost of any under-performance due to poor management is borne by the companies. Companies are also incentivised to provide a high quality of service and penalised if they provide a poor quality of service through the price review process, by means of an adjustment at the subsequent price review.

United Utilities Electricity is required to maintain certain standards relating to the quality of supply of electricity in its licence area. These standards, which comprise both guarantees at the individual customer level and overall standards based on company wide performance, are subject to monitoring and compliance audits. Failure to meet guaranteed standards will result in a prescribed compensation payment to the customer concerned. In addition, the electricity regulator is able to impose fines on companies which fail to achieve either the guaranteed or overall standards or which are in breach of other licence obligations.

The introduction by Ofgem of the new incentive scheme in April 2002 provided greater focus on three key areas of service: number of interruptions to customers’ supplies; length of these interruptions; and quality of telephone response provided to customers. The scheme, which runs until the start of the next price review period in April 2005, provides for penalties (capped at 2 per cent of annual revenues) for companies failing to meet pre-specified targets and the incentive of additional revenue in the final year of the scheme for companies which exceed their targets. Under this scheme, United Utilities Electricity may be penalised for missing Ofgem’s customer interruptions target in 2002/03. The net effect of any penalties or rewards will be determined during the next price review process.

The final proposals arising from the next periodic review, covering the period 2005-2010, are expected to be published by the electricity regulator in November 2004. If United Utilities Electricity does not accept the proposals when the electricity regulator announces its final determination, the electricity regulator can be required to refer the matter to the Competition Commission for determination.

The Energy Bill is currently under consideration by Parliament. The sections of the Bill relating to electricity trading and transmission will have no significant impact on United Utilities although the Bill will introduce a special administration regime for electricity network companies, similar to that for water companies.

Environmental regulation of electricity distribution
All electricity companies have a general duty under the Electricity Act to take into account the conservation of natural features of beauty and other items of particular interest when they formulate proposals for development. United Utilities Electricity may be required to carry out an environmental assessment when it intends to lay cables, construct overhead lines or carry out any other development in connection with its licensed activities. In response to a request from an environmental organisation in United Utilities Electricity’s operating area, and with the backing of Ofgem, the company has undertaken work to cost targeted undergrounding of overhead cables on aesthetic grounds. Such work would have to be funded as part of the next regulatory settlement.

The possibility that electric and magnetic fields (EMFs) may cause adverse health effects has been a topic of debate and research for many years. Over the last twenty years, major research programmes throughout the world have explored whether EMFs have an adverse impact on health. A large epidemiological study – the UK Childhood Cancer Study – reported in December 1999 that there was ‘no evidence that exposure to magnetic fields associated with the electricity supply in the UK increases risk for childhood leukemia, cancers of the nervous system, or any childhood cancer’. International bodies such as the World Health Organisation and the International Agency for Research on Cancer and, in the

United Utilities Annual Report on Form 20-F 2004	17

Back to Contents

United Kingdom, the National Radiological Protection Board (NRPB) have investigated this issue and have concluded that there is no established causal link between EMFs and ill health. The NRPB is the UK body with statutory responsibility for advising on EMFs.

In March 2001, the NRPB published a review of the state of the science and concluded ‘for the vast majority of children in the UK there is now considerable evidence that the EMF levels to which they are exposed do not increase the risk of leukemia or other malignant disease’. However, it also noted that the possibility remains that intense and prolonged exposure to magnetic fields can increase the risk of leukemia in children but the epidemiological evidence is currently not strong enough to justify a firm conclusion that such fields cause leukemia in children. In the spirit of the precautionary approach, the NRPB published in May 2003 a consultation document on how to limit exposure to EMFs and, in particular, on whether the UK should adopt the more stringent exposure guidelines of the International Commission on Non-Ionizing Radiation Protection (ICNIRP). In March 2004, the NRPB recommended that the ICNIRP guidelines should be adopted.

United Utilities Electricity, in line with other Energy Networks Association (ENA) member companies, carries out its activities in accordance with NRPB guidance. The ENA is the trade association for electricity companies in the United Kingdom. The ENA and its member companies are committed to responsible behaviour in the light of the scientific evidence, including considering any appropriate precautionary actions. United Utilities Electricity believes that present evidence does not justify any change in the electricity industry’s operating practices, or the everyday utilisation of electricity by its customers, but United Utilities Electricity keeps this under review and looks to the NRPB and UK government for advice on the issue.

United Utilities Customer Sales
The business focuses on the customer relationship activities involved in supplying wastewater, water and related products and services to homes and businesses in north west England. It manages the sales, billing, cash collection and debt management activities and systems for 2.9 million domestic and business customers and has responsibility for improving the quality of service and the range of services provided to these customers. United Utilities Customer Sales’ aim is to improve continually the existing level of customer satisfaction, and to create value from its customer relationships. As the Water Industry Act 1999 restricts the ability of a licensed utility to terminate services to customers for non-payment, customer relationship management is an important activity.

At present, United Utilities Customer Sales supplies around 16 per cent of the UK large-user market (customers consuming more than 250 megalitres per annum). In the competitive industrial market, its activities include onsite treatment of wastewater and water at customers’ premises (involving liaison with United Utilities Contract Solutions), advice on controlling leakage at customers’ premises and recycling of water. It also has responsibility for managing the ongoing relationships with these customers and for growing the customer base.

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

Operations management
The business develops and operates contracts in selected utility markets and services over 11 million people in the UK and overseas. It has a focused approach to pursuing opportunities, with the objective of securing long-term operational sources of income and investment returns while limiting overall financial exposure. Prior to the approval of bids, a full risk analysis is carried out to assess the risks associated with a project and to ensure that they are mitigated to the appropriate extent, dependent upon expected returns and the expected degree of control over the risk.

The business was awarded a four-year, £450 million contract, which started in April 2001 to operate and maintain Welsh Water’s water and wastewater services to around 1.2 million homes and 100,000 business customers. This contract makes United Utilities, as manager of its own and Welsh Water’s assets, the largest water and wastewater asset manager in the UK. The process for re-letting the contract post 31 March 2005 has commenced and United Utilities Contract Solutions submitted a full bid in January 2004. Welsh Water is expected to announce the preferred bidders in August 2004, with final contracts being signed shortly after Ofwat publishes its final determination in December 2004.

The business also manages water and wastewater operations through a number of joint ventures in parts of Scotland, Australia, Poland, Estonia, Bulgaria and the Philippines. As a partner in Scottish Water Solutions Limited, a further joint venture company established in the year, the company is playing a leading role in the delivery of part of Scottish Water’s four-year £1.8 billion capital investment programme, the funding for which will be provided by Scottish Water to improve its services to 2.2 million homes and businesses across Scotland.

United Utilities Industrial is a provider of specialist water and wastewater services to industry in the UK. Wastewater is transported off site for treatment at licensed facilities. The facilities may be financed, designed, built and operated for clients on site as required. United Utilities Industrial currently treats approximately 35 million tonnes of wastewater a year.

The Operations Management business is affected by a variety of regulatory regimes and regulatory risks, which are assumed to varying degrees by the client, the concession company and/or the operator. For those contracts where it is operator, United Utilities is not the licensed entity but it may be a direct or indirect investor in the licensed entity. Generally, the joint ventures have limited recourse to United Utilities. However, the business has performance bonds and guarantees in place supporting joint venture operations (see ‘Performance Guarantees’ in Item 5) and in some cases there are bank letters of credit supporting equity commitments.

18	United Utilities Annual Report on Form 20-F 2004

Back to Contents

Item 11 discusses the impact of foreign currency fluctuations and the extent to which foreign currency net investments are hedged by currency borrowings.

Against a background of an increasing number of opportunities, the group’s aim is to focus on extending the current portfolio of contracts in the UK and other target areas, including Australia and Central and Eastern Europe.

In 2002, United Utilities completed its withdrawal from infrastructure management in the Americas by withdrawing from IEBA, the Argentine electricity utility, although it maintains a minority interest in IEBA. IEBA defaulted on its repayments to bondholders in September 2002. There is no recourse to the group in respect of these debts and the group has no further balance sheet exposure to IEBA.

Green Energy
United Utilities Green Energy develops, owns and operates green energy projects throughout the UK. With an established portfolio of operational projects and a pipeline of new projects under development, the business is well positioned to benefit from the government’s commitment to promoting renewable energy.

The key market driver is the Renewables Obligation Order 2002. This requires electricity suppliers to ensure that an increasing proportion of the electricity they supply to consumers comes from renewable sources. In 2003, United Utilities was the fourth largest producer of eligible renewables generation in the UK.

United Utilities Green Energy’s current operations are predominantly small-scale hydropower generation and landfill gas generation. Management intends to retain and strengthen its market position by expanding its technology range to include wind, both onshore and offshore, and other proven green energy technologies.

The business is continuing to develop its offshore windfarm opportunity at Scarweather Sands, off the south Wales coast, with its Danish partner Energi E2 A/S. The outcome of the public inquiry into the development of the scheme is expected to be announced by the National Assembly for Wales in July 2004.

Under the government’s second Offshore Wind initiative, United Utilities Green Energy and its partner Global Renewable Energy Partners A/S were awarded an exclusive option to develop a windfarm of up to 300MW in an area of sea off the Yorkshire coast.

Network Services
United Utilities Networks operates in the multi-utility connections, metering services and energy management markets within the UK.

The multi-utility connections business provides the service of connecting domestic, industrial and commercial consumers to utility providers. In providing this service the business designs and installs new electricity, water, gas and telecommunications infrastructure. The business has continued its strategy of growing the volume of work secured outside north west England and won £10.8 million of orders out of area in the year ended 31 March 2004.

United Utilities Networks’ metering business provides installation and maintenance services for electricity, water and gas meters. In the financial year ended 31 March 2004, the business installed 43,000 new water meters and installed or exchanged 123,000 electricity meters in north west England. In addition, 31,000 meter installations were performed for Welsh Water (this three-year contract worth £15 million has one further year to run) and 225,000 gas meter installations were carried out under its British Gas Contract, which commenced in November 2002 and runs until January 2008. Under this contract both gas and electricity meters are installed by United Utilities Networks, with a rental income then being earned through a jointly owned meter company for up to 20 years after installation.

BUSINESS PROCESS OUTSOURCING

Vertex
Vertex is one of the UK’s major customer management service suppliers and a leading provider of business process outsourcing services to the utility sector. Business process outsourcing is the long-term contracting out of non-core business processes, such as billing, handling customer enquiries and other administrative functions, to an external provider, who in turn administers and manages the selected processes, based on defined and measurable performance criteria. Vertex provides outsourced customer service activities to clients in the commercial, utility, central and local government sectors.

Vertex commenced trading in the UK in 1996. It entered the Canadian market in March 2002 and intends to expand its capabilities into the business process outsourcing market in North America. In March 2004, Vertex purchased a US debt collection agency, First Revenue Assurance LLC, based in Colorado.

Vertex annually handles in excess of 34 million customers on more than 30 client contracts, involving over 206 million inbound calls and around 85 million bills and documents. Sales growth for the year ended 31 March 2004 was 20 per cent, compared with 9 per cent in 2002/03 and 34 per cent in 2001/02. This was mainly due to the first full year impact of the Westminster City Council and Department for Work & Pensions contracts signed in 2002/03. Vertex continues to focus on strategic markets but is moving away from a dependency on internal work with 76 per cent of revenues now external to United Utilities (2003: 71 per cent, 2002: 68 per cent).

During the year orders with a total contract value in excess of £200m were booked. These were principally contract renewals and extensions to existing contracts. Vertex also signed a nine-year contract with Powergen, replacing the previous ten-year contract with TXU Europe, whose electricity supply business had been purchased by Powergen.

Capital expenditure in the year ended 31 March 2004 was £20.4 million (2003: £34.8 million, 2002: £31.5 million). Net cash inflow from operating activities was £45.8 million in the year ended 31 March 2004 (2003: £28.6 million, 2002: £21.9 million).

United Utilities Annual Report on Form 20-F 2004	19

Back to Contents

TELECOMMUNICATIONS

Your Communications
Your Communications offers a range of fully integrated communications services – voice, data, mobile and internet – to the public sector and small and medium-sized corporate customers predominantly in central and northern England. It is focused on delivering complete communications packages, tailored to fit specific business needs, and wholesale products for resellers and other operators. Capital expenditure for the financial year 2004 was £9.4 million (2003: £21.1 million, 2002: £55.8 million). In March 2004, Your Communications announced the acquisition of Eurocall Limited for a total consideration of £42 million, of which £30 million was paid on completion with £12 million payable in stages over the next 18 months. Eurocall is one of the UK’s largest independent providers of telecom services to the small and medium-sized enterprise market. The acquired business, which is profitable and cash flow positive, has annualised revenues of around £55 million. It has 15,000 customers and will add significant breadth and depth to Your Communications’ customer base in the small and medium-sized corporate sector.

The construction of Your Communications’ network was completed in 2002/03 and the group reviewed the carrying value of its telecommunications assets, in accordance with UK Financial Reporting Standard (‘FRS’) 11. As a result, an adjustment to value of £25.5 million was made during the financial year ended 31 March 2003. Under the obligations of FRS 11 to continually review the impairment, it was concluded that no further adjustment to value was necessary for the year ended 31 March 2004.

Your Communications’ focus remains on growth in sales, becoming cash generative and progressing towards profitability.

Telecommunications Regulation
As from 25 July 2003, Your Communications has been regulated in accordance with the Communications Act 2003 (the ‘Act’). The Act incorporated into UK law the requirements of the new European Union Communications Directives and created a new regulatory framework of electronic communications networks and service providers. Regulation of the telecommunications industry in the UK became, with effect from 29 December 2003, the responsibility of the Office of Communications (Ofcom) as a unified regulator replacing the Director General of Telecommunications (and four other communications industry regulators).

For Your Communications, the most significant operational change has been the withdrawal of the Telecommunications Act 1984 licensing regime. Previous licensing requirements are replaced by a general authorisation regime with general conditions of entitlement, which apply to all communications providers (the ‘General Conditions’) and specific conditions, which only apply to individuals.

The General Conditions set out the general authorisation provisions that apply to Your Communications as a communications provider. The General Conditions are intended to ensure that the communications provider provides communications services (which include the running of a telecommunications network) in a manner safe to the public and also that it adheres to a minimum set of consumer protection measures, such as retail price publication and independent dispute resolution for customers with ten employees or fewer. The General Conditions also contain an obligation on the part of a communications network provider to negotiate with other network providers with a view to concluding an agreement (or an amendment to an existing agreement) for interconnection within a reasonable period. Either party to a negotiation of an interconnection agreement can refer a dispute to Ofcom for resolution.

Furthermore, Ofcom is required under the Act to carry out a series of reviews of economic markets to identify communications providers with significant market power. Ofcom has designated Your Communications as having significant market power in the market for fixed geographic call termination on its own network. Your Communications is therefore required to provide network access (that is, fixed geographic call termination services) to other communications providers and to do so on fair and reasonable terms. Your Communications is not subject to any price controls in this or any other economic market identified by Ofcom.

Your Communications’ broadband wireless access licences in the UK were awarded under the Wireless Telegraphy Acts 1949 and 1998, which authorise the use of radio equipment and frequencies and prescribe the conditions under which that equipment may be used to provide broadband wireless access services on a regional basis. Ofcom may recover part, or all, of the spectrum allocated to the licensee if it appears to it that consumer interests are not being met. The licences will remain in force until the end of 2015 unless earlier revoked by Ofcom, under specified and limited circumstances, or surrendered by the licensee.

There has been concern in the UK over the possible health effects of radiowaves emitted by base stations and mobile phones. The report of the Independent Expert Group on Mobile Phones, commissioned by the UK government, was published in May 2000. It stated that the balance of evidence indicated that exposure to radio frequency radiation below national and international guidelines does not cause adverse health effects to the general population, but that there may be biological effects. It recommended that a precautionary approach be taken. The UK government’s response to the report includes the publication of revised planning policy guidance on telecommunications, and the introduction of a requirement that applications to erect base stations with masts of 15 metres or under should be subject to the more rigorous public consultation procedures that apply to masts over that size. Research is continuing into the possible health effects of base stations and mobile phones. Following the publication of the report by the Independent Expert Group on Mobile Phones, a research programme, called the Mobile Telecommunications and Health Research Programme, was set up in February 2002 to look into the possible health impact of mobile telecommunications. Public concern about the alleged risks could lead to a decrease in the demand for Your Communications’ services.

ORGANISATIONAL STRUCTURE

A list of all principal operating subsidiary undertakings is contained in note 13 to the consolidated financial statements at Appendix 3.

DESCRIPTION OF PROPERTY

At 31 March 2004, United Utilities Water had the following principal operating facilities, all of which are owned by United Utilities Water and are freehold, except Sandon Dock which is leasehold:

20	United Utilities Annual Report on Form 20-F 2004

Back to Contents

		Approximate
Location	Description	area in hectares	(1)

Bowland Estate, Lancashire	Reservoir/gathering grounds	10,120

Haweswater Estate, Lake District, Cumbria	Reservoir/gathering grounds	9,900

Longdendale Estate, Cheshire	Reservoir/gathering grounds	7,490

West Pennine Moors, Lancashire	Reservoir/gathering grounds	6,872

Thirlmere Estate, Lake District, Cumbria	Reservoir/gathering grounds	4,850

Huntington, near Chester, Cheshire	Water treatment works	107

Davyhulme, Greater Manchester	Wastewater treatment works	89

Prescot, Merseyside	Water treatment works	84

Woodgate Hill, Greater Manchester	Water treatment works	40

Shell Green, Widnes	Sludge processing centre	12

Watchgate, Cumbria	Water treatment works	12

Sandon Dock, Liverpool	Wastewater treatment works	8

(1)	One hectare equals 2.47 acres.

At 31 March 2004, United Utilities Electricity’s facilities included approximately 13,700 kilometres of overhead lines and 45,000 kilometres of underground cables operating at 132 kilovolts, 33 kilovolts, 25 kilovolts, 11 kilovolts, 6.6 kilovolts and 400/230 volts. United Utilities Electricity holds wayleaves which entitle it to run lines and cables through and across private land and in some circumstances these can be terminated by the landowner or occupier upon notice pursuant to the Electricity Act. However, United Utilities Electricity has statutory rights to seek the compulsory retention of a wayleave if termination is sought by the landowner/occupier. United Utilities Electricity does not anticipate that any significant relocation of these facilities will be required, although any relocation of a major portion of these facilities would have a material adverse effect on the business and financial position of United Utilities Electricity. United Utilities Electricity also maintains approximately 17,800 ground mounted sub-stations and 16,700 pole mounted transformers in north west England. Ground mounted sub-stations are situated on properties either owned by United Utilities Electricity or held under lease. Pole mounted sub-stations are generally held under wayleave agreements. United Utilities Electricity anticipates that it will be able to negotiate lease renewals on satisfactory terms or relocate equipment so that the non-renewal of any such leases would not have a material adverse effect upon United Utilities Electricity.

At 31 March 2004, Your Communications’ facilities included approximately 183 kilometres of overhead fibre and 3,901 kilometres of underground fibre. Where the fibre is otherwise than in the public highway, Your Communications holds wayleaves which entitle it to run this fibre through and across private land and in some circumstances these can be terminated by the landowner or occupier upon notice. However, Your Communications has statutory rights under the Communications Act 2003 to seek the compulsory retention of a wayleave if termination is sought by the landowner/ occupier. The exception to this is the Crown Estates. Your Communications does not anticipate that any relocation of these facilities will be required. Any such relocation of any individual facilities would not have a material adverse effect on the business and financial position of Your Communications. Your Communications also maintains approximately 123 points of presence (including 42 microwave radio sites and six switches, one of which was acquired as part of the Eurocall acquisition) located in England and Scotland from where services can be sold or where network equipment is housed. These points of presence are situated on properties either owned or leased by United Utilities or leased by Your Communications. Your Communications anticipates that it will be able to negotiate lease renewals on satisfactory terms or relocate equipment so that the non-renewal of any such leases would not have a material adverse effect on the business and financial condition of Your Communications. In addition, Your Communications leases offices in Birmingham, Sheffield, Bolton, Manchester, Leeds and London. Additional properties in Manchester and London were taken on following the acquisition of Eurocall. The headquarters and depot in Manchester are leased from United Utilities Electricity.

At 31 March 2004, United Utilities Green Energy’s facilities included approximately 43MW of landfill gas generation plant, 16MW of small-scale hydropower plant and 13MW of small-scale industrial generation plant. The facilities are located throughout the UK and situated on 42 properties held under long-term leases. The terms of the leases coincide with the anticipated economic lives of the generation plants.

At 31 March 2004, Vertex’s facilities included leased customer management centres at Knowsley, Warrington, Whitehaven, Bedford, Rayleigh and New Delhi, India. Following the purchase of First Revenue Assurance, it now also operates a debt centre based in Denver, Colorado. Its headquarters in Manchester are also leased.

In addition to the properties described above, the company occupies various non-operational properties consisting primarily of offices, depots, warehouses and workshops. These are either owned by the company or leased. It is anticipated that the company will be able to negotiate renewals of any expiring leases, or relocate the relevant facilities, without having a material adverse impact on the company. The most significant of these non-operational properties are the company’s London office which is leased by the company, the company’s headquarters and United Utilities Water’s operations and customer centres in Warrington which are owned by United Utilities Water and United Utilities Electricity’s operations and customer centres in Manchester which are owned by United Utilities Electricity. United Utilities Contract Solutions’ headquarters in Warrington is leased.

Through a subsidiary, the company has entered into a 15-year joint venture agreement with Amec Developments Limited to develop land at Lingley Mere, Warrington. Over a period of time, the company will invest up to £20 million in this joint venture, mainly in the form of land.

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

United Utilities Annual Report on Form 20-F 2004	21

Back to Contents

The company believes that all its properties are in a reasonable state of repair and are adequate for their purpose. The company has a continuing programme of improving, replacing and disposing of property when considered appropriate to meet the needs of its business operations. The company is not aware of any material environmental issues which would prevent the company’s anticipated utilisation of the above-mentioned properties. Some non-operational areas of United Utilities Water’s wastewater treatment works, including Irlam, Manchester, may be designated as contaminated, but at present it is not clear how the liability for the clean-up will be allocated, or the extent of the cost for such work. However, this is not expected to have a material impact on the company’s results.

ITEM 5     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In this discussion, references to segmental operating profit/losses are defined as the profit on ordinary activities before interest, goodwill amortisation and exceptional items for a segment as shown in note 2 of the consolidated financial statements at Appendix 3.

Profit on ordinary activities before interest, goodwill amortisation and exceptional items is directly derived from the consolidated profit and loss accounts of the consolidated financial statements at Appendix 3, incorporated by reference herein. Management believes this financial measure provides useful information to investors as it represents the total of the operating profits/losses for each segment, which is the measure that management uses to evaluate segmental trading performance and is shown in note 2 of the consolidated financial statements at Appendix 3. Management uses total segmental operating profits/losses to evaluate the trading performance of each segment, because management believes that the exclusion of goodwill (a non-cash item) and exceptional items (which, by virtue of their size or incidence have been excluded and may vary significantly each year) provides a more accurate comparison of annual segmental results, which in turn allows for a better understanding of actual segmental trading performance. Although management uses this financial measure and the segmental analysis as shown in note 2 of the consolidated financial statements at Appendix 3 to analyse segmental trading performance, shareholders should also review profit on ordinary activities before interest which is reconciled to profit on ordinary activities before interest, goodwill amortisation and exceptional items in the table below.

	2004	2003	2002	2001	2000
For the year ended 31 March	£m	£m	£m	£m	£m

Profit on ordinary activities before interest	585.6	558.9	533.4	698.0	663.0

Goodwill amortisation	8.8	7.5	8.0	4.0	0.4

Exceptional charge/(credit)	2.7	(4.7)	11.9	(174.6)	31.0

Discontinued operations	–	–	–	(21.6)	(76.9)

Profit on ordinary activities before interest, goodwill amortisation
and exceptional items	597.1	561.7	553.3	505.8	617.5

GROUP RESULTS

The group has made considerable progress in the year, with all businesses contributing to the group’s improved performance.

To assist in funding future investment in the regulated water and electricity businesses, the group successfully undertook an innovative rights issue in the year to raise a total of £1 billion from its shareholders. The fund-raising was structured so as to raise the proceeds in two stages in order to align the receipts more closely with capital requirements. The first tranche, received during September 2003, raised around £500 million (net of costs) from the issuing of 309,286,997 A shares. The second tranche of proceeds is expected to be received in June 2005 reflecting the subscription for further A shares. At that point, all A shares will then be consolidated and reclassified as £1 ordinary shares on the basis of one ordinary share for two A shares.

Turnover increased by 10.2 per cent to £2,115.5 million in 2003/04 compared to an increase of 2.6 per cent in 2002/03. These movements reflect the impact of the allowed regulatory revenues, for which United Utilities Water received a real price increase of 4.0 per cent in 2003/04, combined with continued growth in business process outsourcing, infrastructure management and telecommunications.

Profit on ordinary activities before interest and tax increased by 4.8 per cent in 2003/04 to £585.6 million. Profit on ordinary activities before interest, goodwill amortisation and exceptional items increased by 6.3 per cent in 2003/04 to £597.1 million, principally reflecting improved segmental operating profits in business process outsourcing and infrastructure management, together with a marginal increase in licensed multi-utility operations where the increase in turnover is largely offset by higher operating costs and depreciation on the expanded asset base. Telecommunications segmental operating losses have continued to reduce as revenues and gross profits increase. Profit on ordinary activities before interest, goodwill amortisation and exceptional items increased by 1.5 per cent in 2002/03, mainly due to improved segmental operating profits in infrastructure management and business process outsourcing, offset by the anticipated fall in the licensed businesses due to the real regulatory price reductions and cost growth.

The net interest expense for the year was £248.1 million, compared with £231.4 million in 2002/03 and £230.6 million in 2001/02. The increase in 2003/04 primarily reflects higher average net debt in the year. The small increase in 2002/03 reflected increased net debt and the cost of prefunding a substantial proportion of the group’s financing requirements in the regulated business, offset by a reduction in floating rates.

Profit before tax in 2003/04 increased by 3.1 per cent to £337.5 million. This is stated after an exceptional charge of £2.7 million (discussed below). The increase in profit before tax is driven by improved segmental operating profits in infrastructure management, business process outsourcing and licensed multi-utility operations and reduced segmental operating losses in telecommunications.

Profit before tax increased by 8.2 per cent to £327.5 million in 2002/03. The increase was due to the growth of the support services businesses resulting in improved operating profits. Profit before tax in 2002/03 included an exceptional credit of £4.7 million (discussed below).

Basic earnings per share increased by 19.0 per cent to 54.5 pence. Earnings per share has been adjusted for all periods prior to the rights issue to reflect the bonus element of the rights issue in accordance with FRS 14. Goodwill amortisation was £8.8 million in 2003/04, £7.5 million in 2002/03 and £8.0 million in 2001/02. Goodwill amortisation consisted of £4.0 million relating to telecommunications (2002/03: £3.4 million, 2001/02: £4.4 million), £3.8 million relating to business process outsourcing (2002/03: £2.8 million, 2001/02: £2.3 million) and £1.0 million relating to infrastructure management (2002/03: £1.3 million, 2001/02: £1.3 million). Exceptional items are discussed below.

22	United Utilities Annual Report on Form 20-F 2004

Back to Contents

Adjusted basic earnings per share improved by 29.6 per cent to 54.7 pence, principally reflecting the deferred tax credit due to the effect of increased discount rates and the increased operating profits discussed above. This compares with a decrease of 4.1 per cent in 2002/03, reflecting the impact of reduced discount rates on deferred tax offsetting the increased operating profits. The calculation of the adjusted earnings per share is set out in note 10 to the financial statements at Appendix 3. The adjusted measure is included to provide a better understanding of the underlying trading performance of the group.

The dividend per ordinary share for the year is 44.31 pence, an increase of 2.6 per cent (post first stage rights issue adjustment).

The valuation of the group’s pensions schemes under FRS 17 results in a net pension deficit at 31 March 2004 of £264.4 million compared with a net deficit of £298.1 million at 31 March 2003 and a surplus of £15.1 million at 31 March 2002. The group has increased its pension cash contribution rates in 2003/04 and will review these again when the results of the full actuarial valuations as at 31 March 2004, currently being conducted, are known.

EXCEPTIONAL ITEMS
Under UK GAAP, exceptional items are material items that derive from events or transactions that fall within the ordinary activities of a reporting entity and which individually or, if of a similar type in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view.

Exceptional items, which are disclosed separately under UK GAAP in accordance with FRS 3 ‘Reporting Financial Performance’, are as follows:

	2004	2003	2002
For the year ended 31 March	£m	£m	£m

Operating exceptional items:

Business restructuring	(4.6)	(3.8)	(11.9)

FRS 11 adjustment to carrying value of telecoms assets	–	(25.5)	–

Non-operating exceptional items:

Profit on sale or termination of operations	4.3	34.0	–

Loss on disposal of fixed assets	(2.4)	–	–

	(2.7)	4.7	(11.9)

Business restructuring costs in 2004 of £4.6 million relate to costs arising for the integration of the Eurocall business newly acquired by Your Communications. In 2003, severance costs of £3.8 million related to telecommunications and, in 2002, severance costs of £11.9 million related to licensed multi-utility operations. Business restructuring costs are considered to be exceptional items under UK GAAP as they are one-off programmes for the businesses concerned. FRS 3 therefore expressly permits disclosure of these costs as exceptional items within the income or expense heading to which they relate. Items that are not expressly permitted to be disclosed as exceptional items under FRS 3 are prohibited from being disclosed as exceptional.

Under UK GAAP, the group performed an impairment review within its telecommunications business in accordance with FRS 11 in the year ended 31 March 2003. This resulted in an adjustment to value of £25.5 million, which was considered to be an exceptional item by virtue of its size and one-off nature. FRS 3 therefore expressly permits disclosure of this adjustment as an exceptional item within the income or expense heading to which it relates.

The profit on sale or termination of operations relates to the group’s withdrawal from infrastructure management in the Americas and the disposal of US Water. In the year ended 31 March 2003, the group concluded it no longer had a participating interest in IEBA, the Argentine utility for which United Utilities has been technical operator, and in which the group has a minority interest. It therefore ceased to account for the investment as a joint venture. The accounting provision that existed at 31 March 2002 in respect of the investment in Argentina was taken to the profit and loss account in 2003 which, along with the disposal of US Water and costs associated with withdrawing from infrastructure management in the Americas, gave rise to an exceptional credit of £34.0 million. In 2004, a further credit of £4.3 million has been recognised relating to the withdrawal from infrastructure management in the Americas. FRS 3 requires that profits or losses on the sale or termination of an operation be shown separately on the face of the profit and loss account after operating profit and before interest.

The loss on disposal of fixed assets relates to the disposal of a fixed asset investment. FRS 3 requires that profits or losses on the disposal of fixed assets be shown separately on the face of the profit and loss account after operating profit and before interest.

TAXATION
The current UK mainstream corporation tax credits in 2003/04 and 2002/03 and the low charge in 2001/02 reflect the high level of accelerated tax allowances arising from the capital investment undertaken by the group and the benefits of Advance Corporation Tax (ACT) planning established in earlier years. A tax credit position has arisen in the current year following the agreement of prior year tax returns.

The effective current ordinary tax credit (excluding exceptional items) is 6.1 per cent, compared with a credit of 9.0 per cent in 2002/03 and a charge of 5.2 per cent in 2001/02. The effects of deferred tax result in an effective ordinary tax credit (excluding exceptional items) of 7.1 per cent, compared with charges of 17.6 per cent and 12.5 per cent in 2002/03 and 2001/02 respectively. An exceptional deferred tax credit in 2003/04 of £0.8 million mainly arises from the integration costs of the Eurocall business. An exceptional credit of £9.4 million (including £3.1 million deferred tax) was recorded in 2002/03 primarily due to the adjustment to value in the telecommunications business.

Deferred tax (excluding exceptional deferred tax) is a £3.4 million credit in 2003/04, compared with charges of £85.9 million and £23.0 million in 2002/03 and 2001/02 respectively. The credit in 2003/04 is principally due to the effect of increased UK government bond rates on the discount of the full potential liability, whereas the increased charge in 2002/03 reflects the effects of reduced discount rates.

United Utilities Annual Report on Form 20-F 2004	23

Back to Contents

CASHFLOWS
Net cash inflow from operating activities increased to £923.5 million, from £851.5 million in 2002/03 and £799.8 million in 2001/02. The increase in 2003/04 reflects the increased operating profits discussed above. Similarly, the increase in 2002/03 was principally as a result of increased turnover and operating profits.

Returns on investment and servicing of finance includes £83.0 million of cash received in 2003/04 due to the early termination of certain interest rate swap contracts. This reduced particularly large exposures to swap counterparties. The resultant gain has been deferred in the balance sheet and will be released to the profit and loss account over the period of the underlying debt, which was unchanged by these transactions.

Tax payments remain low reflecting the benefits of previous tax planning and the current tax charge discussed above.

A significant level of investment continues to be made, mainly as a result of the water and wastewater capital investment programme. The 2003/04 capital investment of £1,018.0 million represents a 45.9 per cent increase over 2002/03.

Cash payments in respect of acquisitions in 2003/04 included the Eurocall acquisition by Your Communications, the acquisitions of Park Environmental Services and a waste management facility from Associated Octel by United Utilities Contract Solutions and the acquisition of First Revenue Assurance in Denver by Vertex. Cash receipts in 2002/03 included the proceeds from the disposal of the group’s investment in US Water, offset by the investment in 7C. In 2001/02, the acquisitions and disposals cash flow included cash settlements on the disposal of the energy supply business and deferred consideration on earlier telecommunications acquisitions.

Mainly as a result of the first tranche of the rights issue, £504.1 million was received from the issue of shares compared to £3.3 million in 2002/03.

Dividend payments in 2003/04 represent an increase in line with the group’s dividend policy and reflect the increased share capital following the rights issue.

As a result of the above, net debt increased by £64.5 million to £3,438.4 million at the year end. Gearing, measured as net debt divided by total capital employed (being equity shareholders’ funds plus net debt), fell to 53 per cent, compared with 57 per cent at 31 March 2003 and 55 per cent at 31 March 2002.

The capital commitments of the group as at 31 March 2004 were £526.4 million.

LIQUIDITY AND CAPITAL RESOURCES

The group’s primary source of liquidity is cash generated from its ongoing business operations. As reflected in the consolidated cash flow statement at Appendix 3, in the financial year ended 2004 net cash flow generated from the group’s trading operations was £924 million, compared with £852 million in 2003 and £800 million in 2002. The water regulator and the electricity regulator set the majority of the group’s revenues from ongoing operations, providing both a stable and a predictable source of funds.

TREASURY POLICY
The group’s treasury function operates within policies approved by the board, does not act as a profit centre and does not undertake any speculative trading activity. It seeks to ensure that sufficient funding is available to meet foreseeable needs and maintains reasonable headroom for contingencies. Long-term borrowings are structured or hedged to match earnings, which are largely in sterling, indexed to inflation and subject to regulatory price reviews every five years. Exposure to interest rate movements for the following 12 months is largely eliminated at the start of each financial year using short-term hedges. The credit quality of counterparties and individual aggregate exposures are reviewed annually.

DEBT FINANCING
Moody’s Investor Service rates the credit of United Utilities PLC as A3 on a long-term basis with a stable outlook and P-2 on a short-term basis. Equivalent ratings published by Standard and Poor’s Rating Services are BBB+ long-term with a positive outlook and A-2 short-term.

The group’s net debt of £3,438.4 million at 31 March 2004 comprised £3,486.9 million of bonds, £695.3 million of loans from EIB, the group’s largest investor, £81.1 million of long-term leasing and £206.4 million of bank loans and other borrowings, offset by £1,031.3 million of cash and short-term investments.

SHORTER-TERM LIQUIDITY
Short-term liquidity requirements are met from the group’s normal operating cash flow. Further liquidity is provided by cash and short-term investment balances, the company’s US$1.5 billion euro commercial paper programme supported by committed bank facilities and committed but undrawn long-term credit facilities.

Cash and short-term investment balances were £1,031 million at 31 March 2004, compared with £689 million at 2003 and £388 million at 2002.

Bank overdrafts and temporary borrowings, which are repayable in less than one year, were £32.6 million at 31 March 2004, compared with £157.5 million at 31 March 2003 and £164.9 million at 31 March 2002. The weighted average rate of interest on bank overdrafts and temporary borrowings was 3.87 per cent (2003: 4.25 per cent, 2002: 4.8 per cent). The group had available committed bank facilities of £775.0 million (2003: £935.0 million, 2002: £1,010.0 million) of which £773.1 million was unutilised at 31 March 2004 (2003: £934.2 million, 2002: £986.2 million). Of the amounts unutilised, £50.0 million expire within one year, £100.0 million expire after one year but in less than two years, and the remaining £623.1 million expire in more than two years.

During the financial year ended 31 March 2004, the US$1.5 billion euro commercial paper programme provided revolving funding of £52 million with no outstanding issuance at 31 March 2004, compared with £119 million at 2003 and £135 million at 2002. The US$1.5 billion euro commercial paper programme provides for the periodic issuance of notes by United Utilities, United Utilities Water and United Utilities Electricity. The notes will have a maturity (not less than 1 day and not more than 364 days) and an interest rate determined at the time of issuance. United Utilities has entered into £775 million of credit facilities, as noted above, used primarily as support for the US$1.5 billion euro commercial paper programme.

24	United Utilities Annual Report on Form 20-F 2004

Back to Contents

LONGER-TERM LIQUIDITY
The group has effective access to the international debt capital markets through its €5 billion medium-term note programme which provides for the periodic issuance by United Utilities, United Utilities Water and United Utilities Electricity of debt instruments on terms and conditions determined at the time the instruments were issued. In addition, the group has a $2 billion shelf registration with the United States Securities and Exchange Commission, from which the company has issued $600 million of bonds. This shelf registration provided access to the US bond market in 2003/04 and will continue to allow the holding company flexibility to access the US market in a similar way to the European medium-term note programme. The currencies in which debt is held are disclosed as follows:

	Borrowings at 31 March

	2004	2003
	£m	£m

Fixed rate borrowings:

Sterling	1,589.7	1,308.7

United States dollars *	1,091.9	753.0

Euros *	1,093.2	1,102.3

Japanese yen *	118.1	100.6

	3,892.9	3,264.6

Floating rate borrowings:

Sterling	532.1	641.0

Japanese yen *	12.3	12.3

United States dollars *	19.9	13.8

Euros *	–	119.0

Hong Kong dollars *	12.5	12.5

	576.8	798.6

Floating rate investments:

Sterling (including cash)	(1,031.3)	(689.3)

Net debt at 31 March	3,438.4	3,373.9

*	Currency items are recorded in the balance sheet at the hedged rate

Included in the above table is a loan with Japanese yen principal paying a United States dollar coupon. Included in fixed rate borrowings is a loan of £50.0 million for which the principal and interest are linked to the Retail Price Index.

During the last financial year, the group received £689 million of term funding. The details of this financing are as follows:

	Rate		£m

European Investment Bank	Floating	(1)	10.0

Loan notes	Floating	(1)	12.0

Medium-term notes:

GBP – 2018	5.375%	(2)	150.0

GBP – 2027 (tranches 2 & 3)	5.625%	(2)	150.0

JPY – 2013	1.135%	(3)	15.5

USD – 2008	Floating	(3)	6.2

EUR – 2008	4.21%		6.7

Yankee Bonds:

USD 250m 2018	4.55%	(3)	148.9

USD 350m 2019	5.375%	(3)	190.0

Note:
(1)	Interest rate is set by reference to GBP LIBOR.

(2)	Long-term debt issues swapped to a floating interest rate, set by reference to GBP LIBOR.

(3)	Debt denominated in a foreign currency has been swapped to GBP with a floating interest rate, set by reference to GBP LIBOR.

As a result of these new borrowings, and the funding raised by the rights issue, cash and short-term investments at 31 March 2004 were £1,031.3 million, up from £689.3 million last year. The group also arranged £50 million of new medium-term committed bank facilities and time extensions on £100 million of existing medium-term committed bank facilities. In total, committed facilities maturing after more than one year amount to £723.1 million which, together with cash and short-term investments, provides substantial pre-funding for the group’s capital investment programme.

The group’s term loans were £4,356.0 million at 31 March 2004, compared with £3,715.9 million at 31 March 2003 and £3,083.0 million at 31 March 2002. Amounts repayable after more than five years comprise bank and other loans repayable between 2010 and 2053. Interest rates

United Utilities Annual Report on Form 20-F 2004	25

Back to Contents

range from 1.135 per cent to 14.83 per cent on £1,852.9 million (2003: £1,932.0 million, 2002: £2,386.0 million) and are at floating rates on £361.5 million (2003: £359.0 million, 2002: £228.4 million).

INTEREST RATE MANAGEMENT
The group manages interest rate exposure by seeking to match financing costs as closely as possible with the revenues generated by its assets. The group’s exposure to interest rate fluctuations is managed in the medium term through the use of interest rate swaps and the use of financial futures contracts traded on LIFFE. The average interest rate for 2003/04 was 7.0 per cent, compared with 6.9 per cent in 2002/03 and 7.3 per cent in 2001/02.

CONTRACTUAL OBLIGATIONS
The following table summarises the contractual obligations of the group and the effect such obligations are expected to have on the group’s liquidity and cash flow in future periods.

	Payments due by period

	Less than one year	1-3 years	4-5 years	More than 5 years	Total
	£m	£m	£m	£m	£m

Long-term debt	(49.7)	(526.6)	(1,626.8)	(2,152.9)	(4,356.0)

Capital lease obligations	–	(5.9)	(13.7)	(61.5)	(81.1)

Operating leases	(10.8)	(14.1)	(10.2)	(184.1)	(219.2)

Purchase obligations	(131.6)	(37.6)	(1.0)	(0.3)	(170.5)

Capital commitments	(476.2)	(50.2)	–	–	(526.4)

Total contractual cash obligations	(668.3)	(634.4)	(1,651.7)	(2,398.8)	(5,353.2)

Financial guarantees
	Amount of commitment expiration per period

	Less than one year	1-3 years	4-5 years	More than 5 years	Total
	£m	£m	£m	£m	£m

Guarantees	(30.9)	(151.4)	(213.0)	(300.0)	(695.3)

Total commercial commitments	(30.9)	(151.4)	(213.0)	(300.0)	(695.3)

The table above discloses financial guarantees given by United Utilities in support of borrowings by subsidiary companies, where the underlying obligation is already reflected in the disclosure of long-term debt. The £695.3 million of financial guarantees relates to borrowings by United Utilities Water, United Utilities Electricity and United Utilities Green Energy from the European Investment Bank.

The capital commitments of the group as at 31 March 2004 were £526.4 million. The group also has obligations under its licence to comply with the capital programmes as specified by the regulators.

The purchase obligations of the group primarily relate to the group’s capital programmes and IT support services.

The table above does not include the group’s contributions to pension schemes. An actuarial valuation as at 31 March 2004 is currently being performed which will influence the contributions payable in future years. Employer’s contributions in the year ended 31 March 2004 were £48.1 million.

The table above does not include future net interest payments in relation to the group’s net debt. In the year ended 31 March 2004, interest paid on bank loans, overdrafts, finance leases and other loans amounted to £270.4 million, offset by £36.0 million interest received on cash and short-term investment balances. Interest rate management is discussed above.

OFF-BALANCE SHEET ARRANGEMENTS

Joint ventures
The group enters into joint ventures with consortium partners. The financial and legal structure of a joint venture is designed to limit the group’s exposure to the extent of the equity investment and loans provided by the group, with no further recourse should the joint venture default. Excluding the provision for joint venture losses in accordance with FRS 9, for which the company has no financial commitment, the maximum exposure of the group is limited to the carrying value of the investments, which was £70.0 million at 31 March 2004 (2003: £40.2 million), and the trade debtors due from the joint ventures of £11.1 million at 31 March 2004 (2003: £8.6 million). All joint venture arrangements have been consolidated into the company’s results on a gross equity accounting basis. The joint venture normally enters into the main contract with the customer, for example by taking on ownership of the assets subject to the contract. The consortium partners may then enter into subcontracts with the joint venture for the provision of services appropriate to their expertise. This enables the company to take on only those risks which fall within its normal commercial expertise, such as infrastructure management, while other parties will provide their skills to the joint venture and take on those risks accordingly, for example design and construction. However, the performance of any joint venture will affect the group’s financial performance to the extent of its interest in such a joint venture.

Performance guarantees
As part of the commercial operations of the group, performance guarantees are sometimes required by clients. These guarantees may be called where the standards of service set out within the relevant contract are not fulfilled, and other possible remedies under the contract are not successful.

Total guarantees as at 31 March 2004 where a financial limit has been specified were £146.8 million (2003: £133.6 million, 2002: £126.8 million).

26	United Utilities Annual Report on Form 20-F 2004

Back to Contents

Guarantees totalling £71.2 million, and a guarantee which has unlimited liability, are supported by an indemnification agreement from a third party external to the United Utilities group. This indemnification agreement follows the disposal of certain operations to a third party, and contains no limit on the value of indemnity available. Therefore any payments under these guarantees may be fully recoverable from the third party.

A guarantee for £1.5 million supports a short-term contingent financial exposure of a partnership company. This guarantee represents 50 per cent of the total contingent financial exposure. Negotiations to reduce the value of this contingent financial exposure are continuing and it is expected that any liability arising may be met from resources within the partnership company. This would mean that the guarantee would not be called.

A guarantee for £2.5 million supports the obligations of a partnership company. As the partnership company has never traded and therefore has not assumed any obligations, it is unlikely that this guarantee could ever be called. Negotiations are underway to cancel this exposure.

In certain circumstances, the group has issued guarantees and performance bonds to support its contribution to the performance of partnership companies. In some instances, the partnership company is responsible for arranging the issue of the guarantee and the partners are required to provide an indemnity to the issuing financial institution for a share of that guarantee, usually in proportion to the respective shareholdings in the partnership company. Where this is the case, recovery of any amounts paid under the guarantee will be in proportion to the indemnities provided. Therefore, the full value of the guarantee arranged by the group would only become payable if the total project guarantee were to be payable in full.

Alternatively, the partners may be required to arrange the issue of separate guarantees directly to the client, normally contributing to the total guarantee requirement in proportion to the shareholding in the partnership company. In most cases, these arrangements are supported by cross-indemnities from the partners so that the partners must pay a proportionate share of any claim under any of the individual guarantees issued. Therefore, the full value of the guarantee arranged by the group will only become payable if the total project guarantee is called in full.

Guarantees issued by the group directly to the client, supporting the performance of partnership companies, totalled £41.2 million at 31 March 2004. This includes a guarantee of £24.3 million which is supported by cash held in escrow to secure the cross-indemnity from partners.

The value of indemnities issued to financial institutions by the group, in order to support the issue of a guarantee by the financial institution on behalf of the partnership company, totalled £12.5 million at 31 March 2004.

Guarantees totalling £17.9 million relate to the disposal of certain operations, and reflect the capped value of indemnities issued to the purchaser for pre-completion events. It is anticipated that in the event of a claim the group may be able to recover funds from its insurers, although this will depend on the circumstances of the incident giving rise to the claim under the indemnity.

The carrying value of the guarantees discussed above has been £nil for the past three fiscal years.

INFLATION
Inflation affects revenues, operating expenses and interest charges. However, the impact of inflation has not had a material effect on the group’s operating results during the year.

SUMMARY
Management has reviewed the business plan and considers that the group has sufficient liquidity to meet the anticipated financial commitments for the next twelve months. In total at 31 March 2004, committed facilities remaining after more than one year amount to £723.1 million which, together with cash and short-term investments of £1,031.3 million, provides substantial pre-funding for the group.

REVIEW OF OPERATIONS

UNITED UTILITIES SERVICE DELIVERY
United Utilities Service Delivery owns and operates the licensed electricity distribution, water and wastewater networks in north west England.

In water and wastewater, it manages a major capital investment programme, ensuring value for money for its customers whilst meeting all of its regulatory targets. Its £3 billion AMP3 capital investment programme in water and wastewater is the largest by value in the UK water sector.

In electricity distribution, the asset replacement strategy has continued to focus on minimising fault rates. As a result, the business has sustained its good performance, with customer interruptions and customer minutes lost outperforming Ofgem’s targets for 2003/04.

The business will continue to strive to be a responsive, focused, productive and efficient market leader, to achieve excellence in customer service and have the right commercial capability, while remaining socially responsible.

Business objectives
United Utilities Service Delivery aims to create value through the efficient management of its assets. The key objectives continue to be to deliver its regulatory contracts, to align its resources efficiently within the common geography of its licensed networks in north west England and to continue to improve service for customers.

The business pursues strategies aimed at maximising the benefits of its multi-utility status and integrating its systems and procedures to generate efficiencies across its operations. It also works closely with Customer Sales to ensure a seamless service for customers.

Financial highlights
Turnover increased by 5.7 per cent to £1,300.7 million in 2003/04 largely due to a real increase of 4.0 per cent in water and wastewater prices. This compared with growth of 1.8 per cent in 2002/03 when water and wastewater prices remained constant in real terms and a real reduction of 3.0 per cent in electricity distribution prices was applied.

Segmental operating profit increased by 3.3 per cent to £519.6 million in 2003/04 reflecting the increase in turnover offset by a number of factors, principally higher operating costs and depreciation mainly due to the expanding asset base resulting from capital expenditure on quality-related obligations. Segmental operating profit decreased by 5.1 per cent in 2002/03 reflecting price increases that were more than offset by higher operating costs and depreciation.

United Utilities Annual Report on Form 20-F 2004	27

Back to Contents

Capital investment for the year was £1,013.9 million. £864.2 million was spent on water and wastewater and £149.7 million on electricity distribution, the highest ever undertaken by United Utilities in a single year. This has enabled the business to remain ahead of its regulatory output schedule in water and wastewater as at 31 March 2004.

Business performance
Water quality performance improved to 99.72 per cent on the Drinking Water Inspectorate’s water quality index, up from 99.49 per cent the previous year. The long dry summer of 2003 had an impact on water supply and demand. The Service Delivery team managed water resources in such a way as to maintain reservoirs at acceptable levels. Given the higher rainfall in the winter, reservoir levels have now returned to normal.

It is important for the business to take into consideration the impacts of its activities on all stakeholders and on the environment. A significant improvement was delivered on wastewater compliance. In 2003/04, the score on non-compliant works (measured per head of population served) reduced to 0.26 per cent, improving from the score of 12.12 per cent in 2002/03. This was achieved by putting problem works into an ‘intensive care’ programme, increasing maintenance spend, operator involvement and capital work. In 2003/04, as part of the capital investment programme, 29 continuous discharge and 219 intermittent discharge improvement projects were delivered. The Environment Agency has praised these efforts, as a model of company responsiveness.

Furthermore, service levels continued to improve and this is expected to improve the Overall Performance Assessment (OPA) score, as measured by Ofwat, by around 15 per cent from 2002/03 to 2003/04. The target over the next few years is to sustain that level of operational performance and reduce the cost of short-term remedial work required.

The business also turned around its previous year’s performance on prosecutions related to pollution incidents and consent breaches, cutting the number from 29 to eight. This was achieved by working closely with the Environment Agency, highlighting the reduction in pollution incidents as a particular target for the business. Investment in odour control systems also increased, addressing an issue that had become of growing concern to some customers.

A series of health and safety initiatives has been implemented to reduce risks, which helped reduce the days lost due to accidents from 1,493 to 985. That performance helped the business achieve a four-star rating and commendation in the first ever British Safety Council audit of policies, procedures and practices.

The business delivered over £1 billion worth of its five-year capital investment programme this year, the largest United Utilities has ever delivered in a single year.

Working in partnership with contractors, the business continued to be ahead of Ofwat’s regulatory output schedule at 31 March 2004. The policy to standardise designs and equipment, wherever possible, is helping to make sure money is invested wisely and, at the same time, reduce the whole-life costs of new plant and equipment.

In December 2003, Ofwat published its final decision on the Interim Determination of K (‘IDoK’) application, which allows an increase in real prices by a further 4.4 per cent next year. This is in addition to the allowed 4.5 per cent real price rise, which was set at the last price review and brings the total allowed real price increase for next year to 8.9 per cent. The increase reflects certain additional costs the business has experienced since 2000 that were not initially allowed in the current five-year regulatory period, including higher construction costs and extra costs and loss of revenue following the ban on disconnection of households for non-payment of bills.

As a result of the IDoK decision, the proposed expenditure relating to a number of schemes in the sewer overflow programme (also known as UIDs), which had been identified as being poor value for money, was eliminated from 2004/05 prices. The business is currently in dialogue with the regulators and with the Environment Agency in relation to the scope of works required in order to complete that part of its current capital programme. It is not yet clear as to the extent to which the revised proposal will be accepted by the regulators. If significant additional works are required to be carried out, recovery of these costs will be sought through the next price review or subsequently.

In electricity distribution, both regulatory targets and our own internal targets for providing continuous supplies to customers were outperformed. Customer interruptions and minutes lost per connected customer were cut. Through good contingency planning and rapid response, service teams were able to minimise the impact on customers of damage to the distribution network caused by winter storms.

Business impacts
The biggest potential impacts on the business continue to be the two price reviews. It is essential that balanced outcomes are achieved that are fair to all stakeholders. United Utilities has a major commitment to discussions with its regulators, the Environment Agency and others to translate the anticipated outputs into tangible and achievable investment programmes.

In its final business plan for the 2005-2010 period, which was submitted in April 2004, United Utilities Water proposed a capital investment programme of £3.2 billion. This is split between £1.5 billion on maintaining existing services to customers, £1.5 billion to meet higher drinking water and environmental quality standards, and £200 million targeted at customers’ expressed preferences for service improvements. Ofwat plans to publish its draft decision on the level of investment and impact on customer bills on 5 August 2004, with its final determination due on 2 December 2004.

United Utilities Electricity has submitted its final business plan to Ofgem for the 2005-2010 period, outlining an investment programme of £642 million to preserve the current quality of supply, to keep fault rates stable and to maintain existing levels of service, security and network risk. It has proposed investing a further £106 million to strengthen and reinforce the distribution network to allow renewable energy generators to be connected in the region.

To ensure that higher levels of performance continue to be delivered during the five years 2005-2010, new initiatives to improve efficiency and reduce cost are being worked on.

Procedures are currently under development for the management of the next five-year capital investment programmes in water and wastewater and electricity distribution. This will ensure that the appropriate business processes, organisation, systems and commercial contracts are in place to provide maximum shareholder value from the asset base.

28	United Utilities Annual Report on Form 20-F 2004

Back to Contents

Operational strategy is being realigned to deliver further efficiencies in operations and maintenance. Areas that will yield benefits include automation and remote monitoring of plant, streamlining of processes and development of high performance teams, reductions in overheads and accommodation costs and supply chain management to maximise value from the scale of the business and to deliver benefit from long-term partnerships with key suppliers.

UNITED UTILITIES CUSTOMER SALES
United Utilities Customer Sales is responsible for the regulated customer base of 2.9 million domestic households and business premises in north west England. It is also a major provider of water and wastewater services in the competitive industrial market throughout the UK.

Business objectives
United Utilities Customer Sales’ continued focus is to maximise profitability and cash flow, to maintain and improve levels of customer service, to manage its reputation and to contribute to the debate regarding the regulatory agenda.

Business performance
Through the regulatory process this year, additional income was successfully secured for the business through the IDoK submission.

Throughout the year, real improvements have been achieved in managing cash and the problems associated with long-standing customer debt are gradually being solved. The Payment Card system introduced last year has performed well. 360,000 customers are now on instalment plans and a further 176,000 cards are in issue. A complete re-appraisal of meter reading processes has improved both cash flow and service performance.

Regulatory targets on all customer service measures have been met or exceeded. The number of telephone calls answered within 30 seconds was 93.3 per cent, against a regulatory target of 86 per cent and a 2002/03 industry average of 92.5 per cent.

A new customer billing programme has been launched to a small number of customers in March 2004. Roll out will be achieved to all customers during 2004/05. This investment is targeted to deliver cost savings for the business from 2005/06 and improve the service for customers.

Business impacts
The Water Act 2003 is now in place, ruling out competition in the domestic market. The business fully supports this position since it believes the costs associated with introducing competition would outweigh the potential benefits to customers. However, competition for business customers in water services is welcomed as a driver for efficiency and innovation. The business plays a key role in industry working groups to develop the competitive framework. There is a need for a well-managed process to deliver competition to the government timetable.

The Water Act also sets out a new obligation for water companies to fluoridate supplies when requested by a Strategic Health Authority. The group will act in accordance with the instructions it receives.

One result of the impending price review is that prices are likely to rise substantially for customers and United Utilities Customer Sales shares concerns about the affordability of water bills, particularly for vulnerable customers. Processes are in place to manage debt in a way that is fair to customers and effective for the business. Furthermore, a range of initiatives has been implemented that provides support, such as our vulnerable customer tariff, an arrears allowance scheme and money advice services. Recovery of customer debt is discussed further in ‘Risk Factors’ in Item 3.

United Utilities Customer Sales has taken a leading role in the Debt Focus Group of Water UK, an industry-wide body, looking at ways to improve the Department for Work & Pensions’ ‘Water Direct’ scheme and it continues to lobby for changes to the benefits system to extend the range of benefits from which deductions can be made and to improve take-up of such schemes.

During the months ahead, the business intends to make sure that all customers understand the reasons for increased bills and that active programmes are in place to ensure that the reasons are communicated clearly. The communications will include the use of regional media to carry local stories about the customer benefits of the investment programme, communications to raise awareness of the water and wastewater services supplied and business customer seminars. Information on the group’s investment plans and the price review process are also available through the group’s website, leaflets and customers’ bills.

UNITED UTILITIES CONTRACT SOLUTIONS
United Utilities Contract Solutions applies the group’s core infrastructure management expertise to competitive markets. It has grown quickly since it was set up three years ago and is now the leading utility infrastructure management outsourcing business in the UK.

It operates throughout the UK and in key markets overseas – Australia, Canada, the Far East and central Europe. In all, the business provides services to 11 million people.

Activities are focused on three market areas:

Operations management develops and operates contracts in selected markets. This includes its international business, its participation in Scottish Water Solutions, its contract to provide operations and maintenance services to Welsh Water and its Industrial business, which offers waste management and electricity services to industry.

United Utilities Green Energy develops and operates renewable energy generation projects. It operates more than 40 renewable energy projects throughout the UK.

United Utilities Networks provides multi-utility connections and metering to domestic, commercial and industrial developers and utility suppliers. It also provides an energy efficiency service to industry and local authorities.

Business objectives
United Utilities Contract Solutions’ objectives are to grow non-regulated earnings from the group’s infrastructure management expertise. By applying the group’s core skills to other markets, it seeks to win and grow secure long-term income streams for the business, without materially increasing risk within the group.

The approach adopted by Scottish Water to the delivery of its capital programme shows the continuing trend for bigger outsourcing opportunities. The business’s current experience means it is well placed to take advantage of similar future opportunities.

United Utilities Annual Report on Form 20-F 2004	29

Back to Contents

The renewable energy market continues to focus on offshore and onshore wind. The government has raised its target to increase the amount of electricity generated from renewable sources from two per cent today to 15 per cent by 2015.

United Utilities Networks’ multi-utility expertise presents real growth opportunities within the UK utility sector as companies continue to seek new ways to deliver cost-effective services.

Financial highlights
Turnover increased by 12.5 per cent to £446.9 million in 2003/04, largely due to the impact of the new Scottish Water contract and the first full-year impact of the British Gas Trading contract. This compares with an increase in turnover of 2.9 per cent in 2002/03. Excluding turnover from operations in the Americas, from which the business withdrew in 2002/03, turnover increased by 18.5 per cent in 2002/03 due to the British Gas Trading contract and increased revenues from other contracts within the operations management division.

Segmental operating profit increased by 15.3 per cent to £67.8 million in 2003/04, reflecting the increasing maturity of contracts and the impact of the Scottish Water contract and increased shareholdings in European concessions. Segmental operating profit in 2002/03 increased by 96.0 per cent to £58.8 million as the period of start-up costs that had accompanied the previous year’s growth came to an end.

Business performance
Operations management
The major achievement this year was the establishment of Scottish Water Solutions. Scottish Water Solutions is a company which is majority owned by Scottish Water and was set up to deliver over 1,200 projects, representing 70 per cent of Scottish Water’s capital programme to 2006. This joint venture has already delivered £160 million of Scottish Water’s capital programme, and is expected to deliver around £1.1 billion of Scottish Water’s total programme of £1.8 billion, over the contract life.

The eight equity partners are Scottish Water and two consortia: UUGM (United Utilities and construction groups, Galliford Try and Morgan Est); and Stirling Water (Thames Water, KBR, Alfred McAlpine and MJ Gleeson). Martin Bradbury, previously asset management director of United Utilities Service Delivery, heads the team of around 450 people as chief operating officer.

Work includes building and upgrading water and wastewater treatment works and water distribution and sewer renewal projects, serving around five million household and business customers throughout Scotland.

As well as being paid a fee for managing the programme, efficiencies, after being adjusted for a number of key performance criteria, are shared between consortium partners. One of the ways in which the consortium is looking to make savings is through asset standardisation, which reduces design, procurement and construction costs.

United Utilities Industrial expanded its services and two major plants were acquired to deal with more difficult, higher-value liquid and chemical wastes. It also now operates and maintains high voltage electrical equipment for clients, with around 700 contracts on sites from supermarkets to airports.

By combining services, new opportunities have been created in the industrial and public sector markets. A totally new multi-utility service has been created for clients who wish to outsource non-core activities. It is hard for many competitors to replicate this multi-utility approach, which offers the prospect of regular but low risk income.

The contract with Dwr Cymru Welsh Water has continued to perform well. In particular, Welsh Water has risen from near the bottom of the Ofwat Operational Performance league tables to second position during the contract period. The business has pre-qualified for the re-letting of the contract post 31 March 2005 and has submitted its bid to Dwr Cymru Welsh Water, which is expected to announce the contract’s preferred bidders in August 2004.

During the year, the business agreed to buy International Water’s shareholdings in the European concessions in Bulgaria, Estonia and Poland, in partnership with the European Bank for Reconstruction and Development (EBRD). This provides the business with a strong strategic partner and a platform for further growth.

In Manila, the existing shareholders bought out the International Water shareholding, increasing the business’s stake to approximately 19 per cent.

In Australia, work has started for the construction and 20-year operation of a £7 million advanced wastewater treatment plant and network at Victor Harbor for the South Australian Water Corporation and state government.

United Utilities Green Energy
United Utilities Green Energy is developing a number of schemes, with a potential capacity of 750MW, of which some 100MW take advantage of the group’s position as owner of electricity, water and land assets in north west England.

Danish electricity utility Energi E2 A/S has taken a 50 per cent share in the special purpose company set up to develop the Scarweather Sands offshore wind farm project. This project is currently subject to public inquiry and a decision is expected later this year.

Applications for planning permission have been made for a 28 turbine project at Thorne, near Doncaster, with a capacity of up to 84MW and a 26 turbine, 64MW scheme located on Scout Moor in Rossendale. Both schemes are subject to consent from the Department for Trade and Industry.

United Utilities Networks
Activity levels for the metering services contract with British Gas Trading have now reached project expectations as the contract has moved into its second year and out of its mobilisation phase.

United Utilities Networks acquired a gas connections business from Lattice Energy Services, which significantly expands its capabilities in this area. At the same time it sold its relatively small-scale private gas networks assets for £3.1 million. Due to changes in the regulatory framework in the gas industry, this no longer forms part of the long-term strategy for United Utilities Networks.

30	United Utilities Annual Report on Form 20-F 2004

Back to Contents

The metering and connections businesses continued to grow outside north west England. Energy Management Services signed a £9 million three-year contract with the Welsh Development Agency with European Union Objective One support for providing energy efficiency services to small and medium-sized enterprises in Wales.

Business impacts
United Utilities Contract Solutions’ businesses serve different markets with different influences. In Green Energy, for example, planning and regulatory issues on distribution are key factors. In liquid waste treatment, growth of the business is dependent upon the application of new European legislation.

A key issue as the business grows is to recruit, retain and develop the right people. A sponsorship scheme for undergraduate students has been introduced, which involves a job placement whilst at university. In addition, the business has been recruiting for its apprenticeship programmes in Wales and Scotland.

There is an active programme of risk management within the business, including factors such as competition issues and regulation. The strategic alliance with the EBRD is a novel way of addressing some of the risks in European markets and countries where it is considered that currency fluctuations could be a significant risk are avoided.

VERTEX
Vertex is a growth business with a highly visible income stream and good prospects, based on a diversified portfolio of long-term contracts across multiple sectors. It is one of the UK’s largest providers of business process outsourcing. Major clients in the private sector include Marks & Spencer, Powergen and Vodafone and, in the public sector, Westminster City Council and the Department for Work & Pensions.

Business process outsourcing (BPO) means managing, and often transforming, the processes which support a client’s business, such as human resources, procurement, finance and accounting.

Vertex is far from being simply a call centre bureau and fewer than half of its employees work in call centres. It helps clients to transform their end-to-end processes, improving efficiency and reducing costs, but at the same time creating a better understanding of, and stronger relationships with, their customers.

Its markets are local and central government, the UK service sector and utilities sectors in the UK and North America. A study released in November 2003 by market analysts Ovum Holway (‘BPO: Trends and opportunities in the UK market’) identified Vertex as the fourth largest BPO company in the UK by turnover.

Business objectives
Key markets for growth continue to be the public sector in the UK and the utility sector in North America.

The expertise the business has developed in improving service and reducing back-office cost in the utility sector is much in demand in the public sector. It is currently bidding for over £1 billion worth of contracts in the UK local and central government sector. All are due to be awarded during 2004/05.

Market demand for BPO continues to grow and there is a trend towards multi-process outsourcing – where organisations outsource more than one element of their business processes. Vertex is continuing to develop its transformational skills and services in line with market demands. To meet clients’ needs, it has developed an in-house team of some 600 technology and change consultants to manage these complex and large-scale transformation programmes that add value for both the client and for Vertex.

Over the next few years, the business is looking to expand into other BPO areas, both in the UK and North America. It has already increased the range of services it offers its clients and has begun to broaden its offer in service areas such as human resources, procurement and finance and accounting. Higher margins can be achieved from these more complex processes and it means more services can be offered to existing clients which can grow their business with Vertex. Vertex can also benefit from economies of scale as it standardises processes across its operations, reducing the cost base, sharing common infrastructure and improving margins.

As the business mix continues to change, segmental operating margins are targeted to increase above the previous seven to eight per cent range.

Financial highlights
Sales increased by 19.8 per cent to £368.5 million in 2003/04, predominantly due to the first full year impact of the contracts with the Department for Work & Pensions and Westminster City Council. Turnover in 2002/03 increased by 8.7 per cent to £307.6 million, primarily through new contracts secured in the year.

Segmental operating profit has improved by 33.5 per cent to £25.1 million, reflecting the effect of increased external contract activity and margins. Segmental operating profit in 2002/03 increased by 33.3 per cent to £18.8 million due to the flow through of increased turnover and improved margins.

Vertex’s segmental operating margin improved to 6.8 per cent in 2003/04 from 6.1 per cent in the previous year and 5.0 per cent in 2001/02. This has been achieved due to the increased maturity of the external contract portfolio and cost reductions on intra-group contracts, together with the relatively low level of contract mobilisation costs in 2003/04.

Business performance
This year was principally one of contract renewals, extending and building on existing client relationships, worth a combined total of over £200 million. Major contract extensions were secured with Westminster City Council and the Department for Work & Pensions as well as some other existing contracts.

The contract with Westminster City Council, which is worth up to £422 million, is progressing well. Vertex is helping Westminster City Council to improve their customer service levels by rationalising the numerous points of contact that exist and by re-engineering their business processes.

The contract with the Department for Work & Pensions, which is in partnership with Atos Origin and involves modernising the way in which state benefits are paid, continues to perform well. As a result of its success, Vertex has been awarded, through a sub-contract with Atos Origin, a secondary programme of work worth an additional £21 million.

United Utilities Annual Report on Form 20-F 2004	31

Back to Contents

During the year, Vertex signed a nine-year contract with Powergen, replacing its previous ten-year contract with TXU Europe, which Powergen acquired in October 2002. This contract consolidates the relationship.

Vertex has signed a new five-year contract with existing client Marks & Spencer, worth £35 million, to provide additional services and Vertex will be one of the first outsourcers to be considered for any further customer services related work that Marks & Spencer chooses to outsource.

Vertex will work in partnership with Marks & Spencer, providing it with a range of customer management services. Using its specialist expertise in customer care and business process transformation, Vertex will work with Marks & Spencer to change the way it interacts with its customers and help it gain an even greater understanding of its customers and their needs.

The new contract with Lloyds TSB is to provide customer management and IT-related billing services for its home energy and telephony operation. Renewal terms were also agreed with Vodafone and the range of services provided were expanded.

Continuing growth led to the business’s largest ever recruitment drive. It now operates in 30 UK locations and has also grown its operations in India, which forms another part of its total delivery capability, complementing the UK operations.

In March, Vertex acquired First Revenue Assurance (FRA), a debt collection agency based in Denver. FRA employs around 200 people, has total annual revenues of around £7 million and has a client base that is principally spread across the utility and telecoms sectors in the United States. FRA’s clients include Xcel, AT&T, T-Mobile and Verizon.

This acquisition strengthens the business’s capabilities in one of its key target markets, the North American utilities sector, in preparation for further contract opportunities. Vertex already operates one contract in North America, providing customer management services for the Canadian utility Hydro One, which is progressing well.

Business impacts
Balancing the interests of stakeholders is an important part of the way Vertex conducts its business. Twice a year, an independent organisation conducts a client satisfaction survey. The results have shown a demonstrable improvement over the year. Vertex was also the recipient of a number of key industry awards in 2003.

Vertex has an active and robust corporate governance programme to manage the strategic and tactical risks which could impact the business. Risks are clearly identified and monitored on a regular basis.

With clear objectives, and an experienced management team, Vertex believes it is on course to continue its growth by increasing the choice of services offered to clients and by helping them transform the way they do business.

YOUR COMMUNICATIONS
Your Communications is a medium-sized alternative telecommunications provider, with a dense network in the north of England complemented by a lean national network.

It offers voice, mobile and data services to the public sector and small to medium-sized corporate customers, predominantly in central and northern England.

Business objectives
Your Communications’ continuing objective is to sustain its progress. Its sector is growing but is fiercely competitive. By participating in further consolidation now, it is strengthening its position for the future.

In March 2004, the business announced the acquisition of Eurocall for a cash consideration of £42 million. £30 million has been paid and £12 million is payable in stages over the next 18 months. Eurocall is profitable and cash flow positive, with annualised revenues of £55 million. It is expected that this acquisition will be funded from the post-tax cash flows of the enlarged Your Communications business over the next three years.

Eurocall complements existing operations and adds significant breadth and depth to the customer base. The acquisition will also improve network utilisation and deliver significant savings by integrating the operations of the two businesses, both of which are based in Manchester. Since the acquisition, initiatives have already been put in place that will deliver annualised synergy savings of around £2.5 million. As a result of the purchase, all of Eurocall’s 15,000 customers and 137 employees have been transferred to the business. It is expected that the headcount of the combined business will fall by around 50, with the majority of this reduction expected by the end of June this year.

Financial highlights
Turnover increased by 14.8 per cent in 2003/04 to £185.6 million compared with an increase of 7.5 per cent in 2002/03, as a result of the continued progress of the business in increasing its proportion of higher value business sales.

Segmental operating losses were reduced by 14.9 per cent to £16.6 million in 2003/04 compared to a reduction of 18.1 per cent in 2002/03. This is due to increased revenue and control of operating costs.

Business performance
Excluding the Eurocall acquisition, the business met its major target this year, which was to be a net cash contributor to the group on a post-tax basis and had positive net cash inflow from operating activities less capital expenditure and financial investment (generally referred to in the UK as ‘free cash flow’) in the second half of the year.

The cash flow target was achieved through sales growth, by improving efficiencies and by reducing capital expenditure substantially. The continuation of these achievements, together with the benefits of the Eurocall acquisition, has increased the drive towards profitability. The business is now targeting a segmental operating profit in the second half of 2004/05.

The network carried a total of 2.94 billion minutes in 2003/04, compared with 2.67 billion in 2002/03.

32	United Utilities Annual Report on Form 20-F 2004

Back to Contents

Business impacts
The new unified industry regulator, Ofcom, was established during the year and the business looks forward to working with them to help to make sure that the voices of the smaller players in the industry are heard.

RESEARCH AND DEVELOPMENT

United Utilities undertakes research primarily to provide ever-improving standards of service to customers together with continuing improvements in business efficiency. The group’s intention is to strengthen its understanding of science and technology in relation to its range of wastewater and water treatment processes, in order to ensure that treatment plants are able to meet the required current and future standards. It also aims to develop new solutions for areas of its business (for example, looking at new processes to render waste materials inert and to turn them into saleable products). New methods are being investigated to determine the condition of assets, and ways in which to improve maintenance methodologies to ensure the delivery of consistent satisfactory performance and the maximisation of asset life. Work to support the growth in connection of distributed electricity generation plant to the group’s electricity distribution network is being pursued through a number of collaborative partnerships. Research is also undertaken into current practices, for example in relation to health concerns relating to drinking water standards.

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

Over the past three years research and development expenditure by the group was £0.8 million in the year ended 31 March 2004 (2003: £0.8 million, 2002: £1.5 million).

Patent portfolio management
The company acquires patents in order to protect those ideas and inventions which it intends to exploit commercially. Patents are maintained for up to 20 years.

There are currently 26 inventions which have patents awarded in several jurisdictions. During the year ended 31 March 2004, these 26 active patents generated 58 patent renewals in 27 countries.

The cost of maintaining patents was less than £50,000 per annum in each of the last 3 years.

Licences
United Utilities grants licences to third parties for the commercial exploitation of its patent rights and intellectual property. During the year, four licences have been allowed to lapse and one new licence has been granted. There are currently seven active licence agreements. United Utilities may, as part of the licence, provide support to licensees for the purposes of marketing the product or service.

ACCOUNTING ISSUES

INTERNATIONAL FINANCIAL REPORTING STANDARDS
From 1 April 2005, the group will be required to comply with International Financial Reporting Standards (IFRS) endorsed for use in the European Union. To facilitate this transition, a project has been initiated, with the aims of selecting appropriate accounting policies under IFRS and identifying and implementing any systems changes necessary.

These financial statements have been prepared in accordance with applicable UK accounting standards (UK GAAP). The key differences between UK GAAP and IFRS that will impact the group are summarised below. This summary should not be taken as an exhaustive list of differences and is based on the information presently available. It is currently too early to quantify the impact accurately. The International Accounting Standards Board (IASB) is expected to continue to revise and issue further new standards, which the group will consider for early adoption on an individual basis.

The major differences between UK GAAP and IFRS that will impact the group are expected to be:

•	Financial instruments: under IFRS, all financial assets and liabilities are to be measured at fair value. The resulting changes in valuation are recognised immediately in the profit and loss account or statement of total recognised gains and losses depending on the class of instrument. This includes any derivatives that fail to meet the hedge accounting criteria. The criteria with which an instrument must comply in order for it to be classed as a hedge are more restrictive under IFRS than under UK GAAP. This could potentially result in significant earnings volatility.

•	Deferred tax: under IFRS, discounting of a deferred tax asset/liability is not permitted. Therefore, there will be a significant increase in the group’s balance sheet liability and consequently a reduction in shareholders’ funds.

•	Goodwill: under UK GAAP, goodwill is carried on the balance sheet and amortised over its expected economic life (normally assumed to be no more than 20 years). Under IFRS, goodwill will no longer be amortised but rather subject to impairment reviews (both annually and where there is an indication of potential impairment) with write-downs when appropriate.

•	Fixed asset accounting: UK GAAP contains specific rules pertaining to when it is appropriate to use renewals accounting for infrastructure assets. There is no reference to renewals accounting in IFRS and therefore no departure will be permitted from the principle that the depreciation expense is determined by reference to an asset’s depreciable amount.

•	Pensions: under IAS 19 the group will be required to recognise the full pension scheme deficit on the balance sheet. Actuarial gains or losses may be recognised in the income statement immediately or gradually (via the ten per cent corridor approach whereby actuarial gains or losses are deferred and amortised). However, the IASB have recently proposed to include an option within IAS 19 to recognise such gains or losses through the statement of total recognised gains and losses, as required by Financial Reporting Standard (FRS) 17.

United Utilities Annual Report on Form 20-F 2004	33

Back to Contents

CRITICAL ACCOUNTING POLICIES
The group prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United Kingdom and reconciles its net income, shareholders’ equity and financial position to US GAAP as shown in the summary of differences between UK and US GAAP in note 36 at Appendix 3. As such, the group is required to make certain estimates, judgements and assumptions that it believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented.

On an ongoing basis, the group evaluates its estimates using historical experience, consultation with experts and other methods considered reasonable in the particular circumstances. Actual results may differ significantly from the estimates, the effect of which is recognised in the period in which the facts that give rise to the revision become known.

The group’s accounting policies are detailed in note 1 of the consolidated financial statements at Appendix 3. The following paragraphs detail the policies the group believes to have the most significant impact on the annual results under UK and US GAAP.

Carrying value of long-lived assets
The group’s accounting policy for tangible fixed assets is detailed in note 1(g) of the consolidated financial statements at Appendix 3. The carrying value of tangible fixed assets under UK GAAP as at 31 March 2004 was £7,769.4 million. Additions to tangible fixed assets totalled £1,057.0 million and the depreciation charge was £368.0 million in the year ended 31 March 2004. The estimated useful economic lives of fixed assets are based on management’s judgement and experience. When management identifies that actual useful lives differ materially from the estimates used to calculate depreciation, that charge is adjusted prospectively. Due to the significance of fixed asset investment to the group, variations between actual and estimated useful lives could impact operating results both positively and negatively, although historically, few changes to estimated useful lives have been required.

In accordance with UK GAAP and US GAAP, the group is required to evaluate the carrying values of fixed assets for impairment whenever circumstances indicate, in management’s judgement, that the carrying value of such assets may not be recoverable. An impairment review requires management to make subjective judgements concerning the cash flows, growth rates and discount rates of the income generating units under review. In the year ended 31 March 2003, the group reviewed the carrying value of its telecommunications assets, in accordance with FRS11, Impairment of Fixed Assets and Goodwill, under UK GAAP. Based on an assumed pre-tax nominal weighted average cost of capital of 16 per cent, and a long-term real growth rate of 2.25 per cent, an adjustment to value of £25.5 million was made representing £14.6 million tangible assets, £8.6 million intangible assets and £2.3 million goodwill. Under US GAAP, there was no indication of impairment of tangible or intangible assets with finite lives in the telecommunications business on an undiscounted cash flow basis in accordance with Statement of Financial Accounting Standard (‘SFAS’) 144, ‘Accounting for Impairment or Disposal of Long-Lived Assets’. Furthermore, under SFAS 142, ‘Goodwill and Other Intangible Assets’, there was no impairment for goodwill. Therefore a reconciling item is recorded as discussed in note 36(g) of the summary of differences between UK and US GAAP included at Appendix 3.

Renewals accounting
Under UK GAAP, the depreciation charge for infrastructure assets is the estimated level of annual expenditure required to maintain the operating capability of the network which is based on the group’s asset management plan which has been certified by Halcrow Management Sciences Limited, an independent infrastructure management consultant approved by Ofwat. Variations between actual infrastructure spend and estimated spend are included in the balance sheet, with the principle being to ‘equalise’ the effect of annual spend variations on the charge to the profit and loss account. Therefore, the independently certified asset management plan has an impact on the group’s operating profit and changes in the plan assumptions could give rise to a different operating profit. These assumptions include judgements relating to the condition and performance of infrastructure assets. Under US GAAP, the depreciation charge reflects actual expenditure in the year and therefore, as discussed in note 36(b) in the summary of differences between UK and US GAAP at Appendix 3, a reconciling item is recorded.

Deferred tax
The group accounts for deferred tax on a discounted basis, as permitted by UK GAAP. The deferred tax provision under UK GAAP as at 31 March 2004 is £331.4 million. The balance sheet provision is discounted using the rate of interest at the balance sheet date on UK gilts with similar maturity dates and currencies to those of the deferred tax assets and liabilities. Therefore, the group uses 15+ years’ UK gilt rate to reflect the long-life nature of infrastructure and operational assets. An increase or decrease in applicable discount rates of 0.1 per cent would change the balance sheet provision at 31 March 2004 by approximately £9 million and the tax charge, for the year then ended, by the same amount. Discounting is not permitted under US GAAP and therefore as discussed in note 36(m) in the summary of differences between UK and US GAAP at Appendix 3, a reconciling item is recorded for the discounting impact. A deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of available evidence, it is regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. Changes to management’s view of the recoverability of deferred tax assets could give rise to different tax charges.

Revenue recognition
Under UK GAAP, the group recognises revenue generally at the time of delivery and when collection of the resulting debt is reasonably assured. Should management consider that the criteria for revenue recognition are not met for a transaction, revenue recognition would be delayed until such time as the transaction becomes fully earned. Payments received in advance of revenue recognition are recorded as deferred revenue.

For licensed multi-utility operations, the group raises bills and recognises revenue in accordance with its entitlement to receive revenue in line with the limits established by the periodic regulatory price review processes. For water and wastewater customers with water meters, the receivable billed is dependent upon the volume supplied including an estimate of the sales value of units supplied between the date of the last meter reading and the year end. Meters are read on a cyclical basis and the group recognises revenue for unbilled amounts based on estimated usage from the last billing through to the end of the financial year. The estimated usage is based on historic data, judgement and assumptions; actual results could differ from these estimates which would result in operating revenues being adjusted in the period that the revision to the estimates is determined.

34	United Utilities Annual Report on Form 20-F 2004

Back to Contents

For customers who do not have a meter, the receivable billed is dependent upon the rateable value of the property, as assessed by an independent rating officer.

The customers of the electricity distribution business are the electricity supply companies that utilise United Utilities Electricity’s distribution network to distribute electricity from generators to the end consumer. The receivable billed is dependent upon the volume of electricity distributed, including estimates of the units distributed to customers. The estimated usage is based on historic data, judgement and assumptions. Operating revenues are gradually adjusted to reflect actual usage in the period over which the meters are read.

For the group’s other businesses (infrastructure management, business process outsourcing and telecommunications), revenue is recognised in line with activity and performance, normally using amounts specified in contractual obligations and when collectability is reasonably assured. In general:

•	Variable revenues, for example revenues dependent upon customer volumes in the period, are recognised only when those variable activities are performed;

•	Performance incentives are recognised in revenue only to the extent that incentives are reasonably considered to have been earned;

•	Revenue received in advance of performance is recognised as deferred income. When performance occurs, the deferred income is released and simultaneously reported as revenue;

•	Set up fees received from clients as contributions to costs are credited to deferred income when received and recognised in revenue (i) as costs are incurred for fees identified as being against transition costs, or (ii) over the expected life of fixed assets if the fees are received as a contribution to assets or (iii) over the period of the contract in line with activity or performance levels for fees not contractually identified against delivered services; and

•	Capacity sales pursuant to Indefeasible Rights of Use (‘IRUs’) agreements are treated as operating leases with profit being recognised over the term of the agreement.

Under US GAAP, the group recognises revenue when (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured. This difference in approach results in reconciling items for revenue and profit recognition, as further discussed in note 36(k) in the summary of differences between UK and US GAAP at Appendix 3. Under both UK and US GAAP, performance-based revenues are recognised only to the extent that the revenues are prudently considered to have been earned at the reporting date.

A breakdown of revenues by activity and geographic region is contained in note 2 to the consolidated financial statements at Appendix 3.

Provision for doubtful debts
At each balance sheet date, United Utilities and each of its subsidiaries evaluate the collectability of trade debtors and record provisions for doubtful debts based on experience. These provisions are based on, amongst other things, comparisons of the relative age of accounts and consideration of actual write-off history. The actual level of debt collected may differ from the estimated levels of recovery, which could impact operating results positively or negatively. As at 31 March 2004, the group’s gross trade debtors were £317.4 million and the provision for doubtful debts was £107.8 million.

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

Goodwill
The group records all assets and liabilities acquired in purchase acquisitions, including goodwill, at fair value as required by UK and US GAAP. Under UK GAAP, goodwill is amortised to nil by equal annual instalments over the estimated useful life, generally not exceeding 20 years. Goodwill is assessed for impairment whenever events or circumstances might indicate that it may be impaired. As at 31 March 2004, the net book value of goodwill under UK GAAP was £124.3 million (including goodwill related to joint ventures within fixed asset investments) and the amortisation charge for the year then ended was £8.8 million. Under US GAAP, goodwill is not amortised but is subject, at a minimum, to annual tests for impairment. The initial goodwill recorded and subsequent impairment analyses require management to make subjective judgements concerning the fair value of reporting units. Under US GAAP, the carrying value of goodwill as at 31 March 2004 was £1,012.6 million. This is substantially higher than that reported under UK GAAP due to a significant amount of goodwill written off directly to reserves under UK GAAP prior to the adoption of FRS 10.

Pensions
The group operates two defined benefit schemes, one of which has a defined contribution section, which are independent of the group’s finances. Actuarial valuations of the schemes are carried out as determined by the trustees at intervals of not more than three years. Under UK GAAP, the pension cost under SSAP 24 is assessed in accordance with the advice of a firm of actuaries based on the latest actuarial valuation and assumptions determined by the actuary and consists of a regular cost and variations. The assumptions are based on information supplied to the actuary by the company, supplemented by discussions between the actuary and management. The assumptions are disclosed in note 25 of the consolidated financial statements at Appendix 3. Under US GAAP, actuarial determinations are required on an annual basis. Additionally a different method of calculating the pension cost is required and therefore a reconciling item is recorded as discussed in note 36(a) in the summary of

United Utilities Annual Report on Form 20-F 2004	35

Back to Contents

differences between UK and US GAAP at Appendix 3. Both UK and US GAAP operating results are affected by the actuarial assumptions used. These assumptions include investment returns on the schemes’ assets, discount rates, pay growth and increases to pensions in payment and deferred pensions. Under UK GAAP, changes to these assumptions do not necessarily give rise to different operating results until the next actuarial review is performed as the regular cost represents a reasonably stable percentage of pensionable payroll and variations are generally spread over the expected remaining service lives of current employees in the scheme. Changes to these assumptions under US GAAP could give rise to different operating results.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
From 1 April 2005, the group will be required to comply with IFRS endorsed for use in the European Union. Further details are provided on page 33.

Recent UK accounting pronouncements
UITF 37 ‘Purchases and sales of own shares’ issued in October 2003 requires the group’s holdings of its own shares to be accounted for as a deduction in arriving at shareholders’ funds, rather than to be recorded as assets. Purchases and sales of own shares, together with any profits or losses, are required to be shown as changes in shareholders’ funds. Profits and losses are not recognised in the profit and loss account.

UITF 38 ‘Accounting for ESOP Trusts’ issued in December 2003 brings the accounting for shares held within ESOP trusts and share schemes into line with the provisions of UITF 37 as above. It requires that an entity’s own shares held by an ESOP trust should be presented as a deduction from shareholders’ funds. The group has adopted UITF 38 during the year ended 31 March 2004, which did not require any prior period adjustments.

FRS 20 (IFRS 2) ‘Share based payments’ issued in February 2004 recognises that there is an expense when another party is given the right to shares of a company. The principle is that the accounting for a share-based payment transaction should reflect the ‘value’ of goods or services received for employee share transactions. The fair value should be measured as at the date of grant, being the date on which both parties have an understanding of the terms. When the grant is for past performance, the charge is recognised immediately. In all other cases it should be spread over the period from grant date to the date when the other party has the right to the shares (the ‘vesting’ period). This accounting standard, along with the other International Financial Reporting Standards, is applicable for accounting periods beginning on or after 1 January 2005 and will be adopted by the group from 1 April 2005.

Recent US accounting pronouncements
FASB Interpretation No. 46 Revised (‘FIN 46R’), ‘Consolidation of Variable Interest Entities’, issued in January 2003 and revised in December 2003, provides guidance for identifying a controlling interest in a Variable Interest Entity (‘VIE’) established by means other than voting interests. FIN 46R requires consolidation of a VIE by an enterprise that holds such a controlling interest. This Interpretation has been adopted for VIEs created or modified after 31 January 2003. For VIEs in which the group holds a variable interest that it acquired before 1 February 2003, the Interpretation will be effective as of 1 April 2004. The group has not determined the effect, if any, of FIN 46R to entities existing prior to 1 February 2003 on the group’s financial position, results of operations or cash flows.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and senior management
The business of the company is managed by the board of directors (the ‘board’). The company’s constitution (the ‘articles of association’) provides that a director appointed by the board to fill a casual vacancy must retire at the annual general meeting of the company next following such appointment. Charlie Cornish was appointed as an additional director by the board on 27 January 2004 and is therefore retiring and is offering himself for appointment at the 2004 annual general meeting. In addition the articles of association provide that a director must retire at the third annual general meeting following his or her last appointment. Sir Richard Evans and Sir Peter Middleton were last appointed at the annual general meeting held in 2001 and are therefore retiring and are offering themselves for re-appointment at the 2004 annual general meeting. The articles of association also state that if the number of directors retiring at an annual general meeting is less than one-third of the directors then such additional directors are required to resign as will make up their number to one third. The appointment of Charlie Cornish is not taken into account in calculating this number. The additional director chosen by lot to retire at the 2004 annual general meeting is Simon Batey who is therefore retiring and is offering himself for re-appointment.

The business address of each of the directors is the company’s registered office which is Dawson House, Great Sankey, Warrington, WA5 3LW, England. The executive and non-executive directors of the company serving during the 2003/4 financial year were:

Executive directors
John Roberts (age 58) – Chief executive
John Roberts joined the board as chief executive on 1 September 1999. He had previously been a director of Hyder plc and chief executive of Hyder Utilities, and before that, chief executive of South Wales Electricity after its acquisition by Hyder. Before joining Hyder in 1996, John had been chief executive of Manweb Plc from 1992. Having graduated from Liverpool University, he joined Manweb in 1967, where he was appointed finance director in 1984 and managing director in 1991. John is a non-executive director of Volex Plc. He has been president of the Electricity Association, chairman of the Electricity Pension Trustees Limited, a member of the CBI Wales Council and a member of the Royal Commission on Environmental Pollution.

Simon Batey (age 50) – Group finance director
Simon Batey joined the board as group finance director on 1 April 2000. He had previously been group finance director of AMEC Plc from 1992 and prior to that deputy finance director. He was closely involved in the reshaping of that group through a number of major investments and disposals and the development of its policy towards private finance initiatives. He also served on the boards of Fairclough Homes Group Limited and the major French electrical contractor SPIE SA. He is also a non-executive director of Arriva plc. After graduating from Oxford, Simon joined Armitage & Norton (now part of KPMG) where he trained and qualified as a chartered accountant, and worked in a number of management posts.

36	United Utilities Annual Report on Form 20-F 2004

Back to Contents

Charlie Cornish (age 44) – Managing director, United Utilities Service Delivery
Charlie Cornish is responsible for the group’s regulated asset management arm. He joined the group in January 2004 and was formally appointed to the board on 27 January 2004. He was previously chief operating officer with Thames Water UK and Ireland having previously served as its global business performance director, working across Europe, Asia/Pacific and the Americas. He graduated from Strathclyde University and has worked for British Aerospace, Plessey Telecommunications and Associated British Foods and has also served as an executive director of NHS trusts. As HR Director of West of Scotland Water, he was involved with major change programmes, and went on to become its customer services director and later chief executive.

Gordon Waters (age 56) – Managing director, United Utilities Contract Solutions
Gordon Waters is responsible for the group’s infrastructure management business. He joined the group in 1996, and was appointed to the board on 1 June 1997. A qualified civil engineer and structural engineer, he graduated from the City University London in 1969. He joined a major UK consulting engineering practice before working for a number of major UK construction companies. From 1987 to 1996, he worked for Tarmac Construction Limited, becoming managing director of the civil engineering division in 1992, and joining the board of Tarmac Construction Limited in 1993. He was responsible for all their major projects and regional civil engineering companies and specialist companies both in the UK and overseas. He is a non-executive director of The Carbon Trust.

Non-executive directors
Sir Richard Evans (age 61) – Chairman
Sir Richard Evans was appointed a non-executive director on 1 September 1997 and chairman in January 2001. Born in north west England, he has worked in the aircraft and aerospace industry for more than 30 years. He was appointed chairman of British Aerospace plc (now BAE Systems plc) in May 1998. He has had a long association, through BAC and BAe, with their Warton division in Lancashire, where he was deputy managing director from 1983 to 1986. He joined the board of British Aerospace in 1987 as marketing director. He was a director of the programme management companies for the Anglo/French Jaguar aircraft and for the Anglo/German/Italian Tornado aircraft, and a director of the Airbus company.

Norman Broadhurst (age 62) – Chairman of the audit committee
Norman Broadhurst was appointed as a non-executive director on 1 April 1999. He retired from his position as finance director with Railtrack Group PLC in March 2000. Before joining Railtrack in 1994, he was joint deputy chief executive, finance/commercial, with VSEL Plc and, prior to that, finance director. He worked for Platt Saco Lowell Limited for 11 years from 1970, becoming finance director. He joined the China Light and Power Company Limited in Hong Kong in 1981 as financial controller and then divisional manager, finance and administration. In 1986, he was appointed finance director of United Engineering Steels Limited. He joined VSEL in 1990. He is chairman of Chloride Group plc and Freightliner Limited and is also a non-executive director of Cattles PLC, Old Mutual PLC and Tomkins PLC.

Sir Peter Middleton (age 70) – Deputy chairman and senior independent non-executive director
Sir Peter Middleton joined the board as a non-executive director on 1 January 1994. After National Service, he joined HM Treasury, serving as permanent secretary from 1983 to 1991. He is chairman of Barclays plc and was deputy chairman of Barclays Bank and chairman of Barclays Capital from 1991 to May 1998. He has been a member of the Council of the Manchester Business School, the Financial Reporting Council and the London Business School. He is Chancellor of Sheffield University and is chairman of Sheffield One.

Jane Newell, OBE (age 60) – Non-executive director
Jane Newell joined the board as a non-executive director on 1 September 1996. She is chairman of the United Utilities Pension Scheme and the United Utilities group of the Electricity Supply Pension Scheme. After 10 years as an international civil servant, she joined the Liverpool School of Tropical Medicine, and became chairman of its Council from 1995 to 1997. In 1992, she was appointed founder trustee and subsequently chairman of the Maxwell Pensioners Trust and in 1997 received the OBE for this work. She is a trustee of the Dixon Group’s Pension Scheme, an external assessor for the Home Office for promotions in the police, prison and fire services, pro-chancellor and chairman of the board of governors of London South Bank University and a Justice of the Peace.

Andrew Pinder, CBE (age 57) – Non-executive director
Andrew Pinder was appointed a non-executive director on 1 September 2001. He has been the UK government’s e-Envoy since October 2000. He previously worked for 18 years in the Inland Revenue before moving to the private sector, working for the Prudential Corporation as director of systems and business processes and then as head of operations and technology for western Europe at Citibank. After performing other roles in Citibank, including spells in New York, continental Europe and Dublin, Andrew left the bank in 1999. Since leaving Citibank, he has been involved in new technology-related start-ups, as a partner in a venture capital firm, as well as carrying out a number of management consultancy assignments for the government including work on UK Online.

John Seed (age 65) – Chairman of the remuneration committee
John Seed joined the board as a non-executive director in March 1996. He was formerly chief executive of South Western Electricity plc. A chartered engineer, he spent 29 years in a number of engineering and general management posts with Eastern Electricity. He was appointed deputy chairman of South Western Electricity in 1986, becoming managing director at privatisation and then chief executive in 1992. He is also a non-executive director of British Smaller Companies VCT plc. He was chairman of Great Western Assured Growth plc from 1991 to 1997, of Windelectric Limited from 1996 to 1999 and of Warren Associates Limited from 1998 to 2001. He has held a number of other non-executive directorships in the public and private sectors.

United Utilities Annual Report on Form 20-F 2004	37

Back to Contents

Senior Managers
The following are the executive officers of the company who are not board directors, but are members of the executive leadership team:

			Principal business activities	Date appointed	Date of expiry of service
	Age	Position	outside the company	to current office	contract (to age 60)

Bob Armstrong	54	Managing director, United Utilities Customer Sales.	Chairman of Water UK	1 October 2000	21 November 2009
		Joined as head of personnel and then became
		customer services and strategic planning director.

Linda Booth	51	Group human resources director.	Director of Create Liverpool	1 January 2003	9 October 2012
		Joined as human resources director,	Trading Limited
		Your Communications.

Tom Drury	42	Managing director, Vertex.		1 April 1996	14 September 2021
		Joined as group financial controller and became
		finance director, United Utilities Water. Previously
		with PricewaterhouseCoopers.

Dr Clive Elphick	47	Group planning director.		1 December 1994	24 November 2016
		Joined as group financial controller and later
		economic regulatory director, United Utilities Water.
		Previously with Deloitte & Touche.

Hugh Logan	54	Managing director, Your Communications.		17 July 2000	11 November 2009
		Joined from British Telecommunications PLC
		where he was managing director, BT Mobile.

Ian Priestner	47	Group communications director.		16 October 2000	20 May 2017
		Joined from British Gas PLC where he was
		head of public policy and government relations.

Tim Rayner	43	Company Secretary.		1 April 1998	4 August 2020
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

Compensation
During the financial year 2004, the aggregate amount of compensation paid by the company to all directors of the company was £2,877,839, which includes bonuses earned and accrued in the 2004 fiscal year but paid in the 2005 fiscal year. Details of amounts paid to each individual director are shown at Appendix 2 which contains the ‘Directors’ remuneration report’ extracted from the 2004 annual report to shareholders, which is incorporated by reference herein. During the financial year 2004, the aggregate amount of compensation paid by the company to the executive officers was £2,373,342. Details of amounts paid to each individual executive officer are not disclosed as there is no legal requirement to disclose publicly this information in England and Wales.

During the financial year 2004, the total amounts set aside or accrued by the company or its subsidiaries to provide pension, retirement or similar benefits for all directors and executive officers was £1,753,564. Non-executive directors do not participate in any of the company’s pension schemes.

Board Practices
Non-executive directors are appointed for an initial term of three years, which may be renewed for additional three-year periods thereafter. They do not have contracts of service and, in the event of early termination for whatever reason, they are not entitled to compensation.

All executive directors and executive officers have contracts which are terminable by the company serving one year’s notice, except for Bob Armstrong who, by virtue of a long-standing contractual arrangement, has a three-year notice period. Contracts terminate automatically upon the director or executive officer reaching age 60 (except for Charlie Cornish, whose contract terminates upon reaching age 65), unless the company agrees that a director may continue to work after attaining age 60 (65 for Charlie Cornish). The dates of expiration of each executive director’s service contract at age 60 or 65 are shown in the ‘Directors’ remuneration report’ extracted from the 2004 annual report to shareholders and incorporated by reference herein at Appendix 2. The dates of expiration for each executive officer’s service contract at age 60 or 65 are shown in the table above. No special arrangements apply if there is a change in control.

Service contracts do not provide explicitly for termination payments (other than for holidays due but not taken), liquidated damages or payments in lieu of notice. If a contract is to be terminated, the remuneration committee will, in each circumstance, determine the compensation that may be paid after applying such mitigation as it considers fair and reasonable. It will take into account best practice and legal advice on the company’s liability to pay compensation and the amount of compensation in each case.

Summaries of the functions and membership of the audit committee and the remuneration committee appear in Appendices 1 and 2 which contain the ‘Corporate governance report’ and ‘Directors’ remuneration report’ respectively of the 2004 annual report to shareholders, which reports are incorporated by reference herein.

38	United Utilities Annual Report on Form 20-F 2004

Back to Contents

Differences in UK / NYSE corporate governance practices
In November 2003, the US Securities and Exchange Commission approved the New York Stock Exchange’s (‘NYSE’) new corporate governance rules for listed companies. Under these new rules, as a NYSE-listed foreign private issuer, United Utilities PLC must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under NYSE listing standards. United Utilities PLC believes the following to be the significant differences between its corporate governance practices and NYSE corporate governance rules applicable to US companies.

US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The Listing Rules of the UK Financial Services Authority require each listed company incorporated in the United Kingdom to include in its annual report and accounts a narrative statement of how it has applied the principles of the Combined Code on Corporate Governance appended to the Listing Rules (the ‘Combined Code’) and a statement as to whether or not it has complied with the best practice provisions of the Combined Code throughout the accounting period covered by the annual report and accounts. A company that has not complied with the Combined Code provisions, or complied with only some of the Combined Code provisions or (in the case of provisions whose requirements are of a continuing nature) complied for only part of an accounting period covered by the report, must specify the Combined Code provisions with which it has not complied, and (where relevant) for what part of the reporting period such non-compliance continued, and give reasons for any non-compliance. United Utilities PLC has complied throughout its 2003/04 financial year with the best practice provisions of the Combined Code. The Combined Code does not require United Utilities PLC to disclose the full range of corporate governance guidelines with which it complies.

Under NYSE standards, companies are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. The United Utilities’ nomination committee, which follows the requirements of the Combined Code, includes five members who are independent together with the non-executive chairman and the chief executive. The committee’s terms of reference do not require the committee to develop and recommend corporate governance principles for United Utilities PLC. As stated above, United Utilities PLC is subject to the corporate governance principles of the Combined Code.

Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. During the 2003/04 financial year, United Utilities’ non-executive directors met once as a group with the non-executive chairman, but with no executive directors present.

In accordance with the requirements of the Combined Code, United Utilities will disclose in its 2005 annual report how the Board, its committees and the directors are evaluated and the results of the evaluation and it provides extensive information regarding directors’ compensation in the ‘Directors’ remuneration report’ at Appendix 2. The terms of reference of United Utilities’ audit, nomination and remuneration Committees are available at www.unitedutilities.com.

NYSE listing standards require US companies to adopt a code of business conduct and ethics for directors, officers and employees, and to disclose promptly any waivers of the code for directors or executive officers. The group has adopted a code of business principles, which applies to the employees of all United Utilities companies, including the chief executive officer, chief financial officer and chief accounting officer. United Utilities’ Business Principles are available at www.unitedutilities.com.

Under NYSE listing rules applicable to US companies, independent directors must comprise a majority of the board of directors. Currently, five of United Utilities’ directors are independent. The NYSE rules include detailed tests for determining director independence while the Combined Code, which is followed by United Utilities, prescribes a more general standard for determining director independence. The Combined Code requires a company’s board to assess director independence by affirmatively concluding that the director is independent of management and free from any business or other relationship that could materially interfere with the exercise of independent judgement.

Finally, a chief executive officer of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE listing rules applicable to foreign private issuers, United Utilities’ chief executive officer is not required to provide the NYSE with this annual compliance certification. However, in accordance with rules applicable to both US companies and foreign private issuers, beginning on the date of the 2004 annual general meeting, the chief executive officer will be required to promptly notify the NYSE in writing if any executive officer becomes aware of any material non-compliance with the NYSE corporate governance standards applicable to United Utilities PLC.

Employees

Number of employees – Financial year ended 31 March	2004	2003	2002

Licensed multi-utility operations	4,684	4,269	4,368

Infrastructure management	2,381	2,163	2,076

Business process outsourcing	7,746	6,540	6,576

Telecommunications	709	681	743

Other activities	154	149	130

Average number of persons employed by the group during the year	15,674	13,802	13,893

Substantially all of the group’s employees are based in the United Kingdom.

The group continues to recognise and work in partnership with a range of trade unions operating across the sectors in which it operates. A statement of principles underpins the approach to labour relations across the group. Changes to employment legislation in the UK are increasing the numbers of employees embraced by collective bargaining arrangements. Good industrial relations remains a priority for United Utilities across the whole of its business.

United Utilities Annual Report on Form 20-F 2004	39

Back to Contents

In summary:

•	Licensed multi-utility operations – 99 per cent of employees within United Utilities Service Delivery are now represented by trade unions for collective bargaining purposes under the terms of a voluntary collective agreement, underpinned by a ‘working together in partnership’ agreement. Work is continuing to consolidate multiple legacy agreements into a consistent set of simplified, standardised and contemporary terms and conditions. Working closely with five trade unions, a programme of partnership working for employee representatives and managers has developed, covering human resource practice, behaviour and business knowledge. This has been funded in part by the Department of Trade and Industry.

•	Infrastructure management – trade union involvement in United Utilities Contract Solutions increased significantly with the acquisition of the Welsh Water contract, where the workforce was heavily unionised. 95 per cent of employees in Wales remain covered by collective bargaining arrangements. United Utilities Networks has 80 per cent of its workforce under collective bargaining but, in the remainder of United Utilities Contract Solutions, with the exception of a limited number of employees within United Utilities Industrial, employees are employed on personal contracts and are not covered by collective agreements.

•	Business process outsourcing – around 51 per cent of the Vertex workforce is covered by collective bargaining arrangements. Union membership is increasing as Vertex acquires new contracts in the telecommunications and public sectors in the UK. Vertex has a progressive approach to partnership with its trade unions and has been recognised externally for best practice in this area.

•	Telecommunications – 26 per cent of the Your Communications workforce is covered by collective bargaining arrangements.

Share Ownership
As at 19 May 2004, the total interests in shares held by the directors and executive officers of United Utilities as a group are as follows:

Title of class	Identity of person or group	Amount of interest	Per cent of class

Ordinary shares of £1 each	Directors and executive officers (17 persons)	282,517	0.05

A shares of 50 pence each	Directors and executive officers (17 persons)	288,602	0.09

Individual holdings of the directors in the share capital of the company are shown below:

				At 19 May 2004

	Total A shares	Ordinary	Deferred Ordinary	Total Ordinary

John Roberts	40,372	72,660	19,444	92,104

Simon Batey	181,340	528	16,218	16,746

Charlie Cornish	–	–	–	–

Gordon Waters	26,330	39,839	11,273	51,112

Sir Richard Evans	136	245	–	245

Norman Broadhurst	189	341	–	341

Sir Peter Middleton	2,541	4,574	–	4,574

Jane Newell	2,419	4,356	–	4,356

Andrew Pinder	2,222	4,000	–	4,000

John Seed	3,082	5,550	–	5,550

In addition, as at 19 May 2004, the executive directors, as a group, and senior managers of United Utilities, as a group, held options to purchase 10,932 and 77,520 Ordinary shares respectively, all of which were issued pursuant to the United Utilities all-employee Sharesave scheme, the company share option scheme 1999 or its predecessor, the executive share option scheme. Under the terms of the deferred share plan, at 19 May 2004, the executive directors as a group held 46,935 shares and the executive officers as a group held 48,054 shares. Individual holdings of share options held by the executive directors are disclosed within the ‘Directors’ remuneration report’ extracted from the 2004 annual report to shareholders and incorporated by reference herein at Appendix 2. None of the executive officers hold more than 1 per cent of either the Ordinary or the A share capitals of the company and therefore individual share ownership details are not disclosed.

Owning shares in the company is an important way of strengthening employees’ involvement in the development of the business and of bringing together their interests and those of shareholders. The company promotes greater ownership of its shares by offering employees the opportunity to build up a shareholding through its various share schemes, namely the performance share plan and the two Inland Revenue approved all-employee schemes, ‘Sharesave’, a save-as-you-earn share option scheme and ‘ShareBuy’, a share incentive plan. Under the rules of the Sharesave scheme an eligible employee can save up to £250 per month from their net salary for a three- or a five-year term, and in proportion to the level of savings an option to purchase shares at the end of the term is granted. Under the rules of the ShareBuy plan, an eligible employee is able to apply up to the lower of £1,500 or 10 per cent of annual taxable pay to the purchase of Ordinary shares in United Utilities PLC. These funds are passed to the independent trustee of the plan who makes a monthly purchase of United Utilities shares at full market price. The shares need to be held in trust for the employee for a five-year term in order to retain the maximum tax advantages. Note 24 to the consolidated financial statements (extracted from the 2004 annual report to shareholders and incorporated by reference herein at Appendix 3), provides further information on the operation of the group’s share option schemes.

40	United Utilities Annual Report on Form 20-F 2004

Back to Contents

ITEM 7     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

As far as is known to United Utilities, it is not directly or indirectly owned or controlled by another corporation or by an individual or government. On 24 January 2003, in accordance with the Companies Act 1985, the company received notification of Legal and General Group PLC’s material holding of 3.33 per cent of Ordinary shares in the company, and on 4 July 2003 the company received notification of Sprucegrove Investment Management Limited’s material holding of 3.02 per cent of Ordinary shares in the company. On 4 February 2004, the company received notification of Sprucegrove Investment Management Limited’s material holding of 3.08 per cent of A shares and on 12 May 2004 the company received notification of UBS Investment Bank’s material holding of 7.83 per cent of A shares. As at 20 May 2004, there have been no changes or additions to the notifications detailed above. Holders of all Ordinary shares, including those held through ADSs have the same voting rights. Holders of A shares have the same voting rights as Ordinary shareholders, save that, on a poll, each holder of A shares shall have only one vote for every two A shares held.

United Utilities does not know of any arrangements the operation of which may at a subsequent date result in a change in control of the company.

As of 20 May 2004, there were 98 registered holders of 42,266 Ordinary shares with addresses in the US, constituting less than 1 per cent of the Ordinary shares in issue at that date and four registered holders of 1,883 A shares with addresses in the US, constituting less than 1 per cent of the A shares in issue at that date. In addition, at 20 May 2004 there were 30 registered holders of ADSs of 4,420,303 United Utilities PLC ADSs (representing 8,840,606 Ordinary shares) with an address in the US, constituting less than 2 per cent of the Ordinary shares in issue at that date.

Other than with respect to employment agreements and compensation arrangements, there is no material indebtedness owed to or by, and there have been no material transactions between, the company and management during the company’s three most recent financial years, nor are there presently proposed to be any such indebtedness or any material transactions, or any transactions that are unusual in their nature or conditions to which the company or any of its subsidiaries was or is a party and in which any director or executive officer, or five per cent shareholder, or any relative or spouse thereof or any associate of the company or any enterprise that directly or indirectly controls, is controlled by or is under common control with the company had or is to have a direct or indirect material interest.

For details of related party transactions see note 35 to the consolidated financial statements attached at Appendix 3.

ITEM 8     FINANCIAL INFORMATION

The consolidated financial statements required by this item are included in this report at Appendix 3.

AUDITOR INDEPENDENCE

Norman Broadhurst’s daughter is a partner based in Deloitte & Touche LLP’s Birmingham office. It has been agreed that she will not be involved with the United Utilities account in any way. Deloitte & Touche LLP services United Utilities’ account from its Manchester and London offices.

LITIGATION

NOSS Consortium (‘NOSS’), of which North West Water International Limited (‘NWWIL’), a wholly owned subsidiary of the company, is a member and the sole remaining active participant, is party to arbitration proceedings in Thailand in relation to a design and construction contract dated 1 November 1993 between NOSS and the Bangkok Metropolitan Administration (‘BMA’) to build a wastewater treatment plant and network in central Bangkok. Following disagreements with the engineer and a dispute with BMA, NOSS rescinded the contract and in November 1997 served a notice under Section 387 of the Thai Civil and Commercial Code on the BMA. In March 1998, NOSS terminated the contract and served notice of arbitration. NOSS has total claims against the BMA of approximately 6 billion Baht (approximately £84 million). The BMA has counter-claimed for approximately 3.2 billion Baht (approximately £45 million). Arbitrators have been appointed by each party and the first substantive hearing may take place in 2004 with a final award expected not before 2006.

Save as stated above, the company is not aware of any material litigation to which it or any of its subsidiaries is a party, or of which any of their property is the subject, or any such proceedings known to be contemplated by any third party or governmental authority.

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

United Utilities Annual Report on Form 20-F 2004	41

Back to Contents

DIVIDENDS

An interim dividend in respect of each financial year is normally declared by United Utilities in November for payment in the following February. Since 2003, the final dividend in respect of the financial year is recommended by directors in May and paid in August, following approval by shareholders in July. Previously, the final dividend was paid in October. The following table sets out the dividends paid on Ordinary and A shares in respect of the past five financial years, excluding any associated UK tax credit in respect of such dividends.

				Years ended 31 March

	Note	2004	2003	2002	2001	2000
Pence per share	(i)	p	p	p	p	p

Interim dividend per ordinary share		14.43	15.50	15.30	15.00	14.70

Final dividend per ordinary share		29.88	32.10	31.70	31.10	30.50

Total dividend per ordinary share		44.31	47.60	47.00	46.10	45.20

Total dividend per A share		22.155	N/A	N/A	N/A	N/A

US $ per share	(i)	$	$	$	$	$

Interim dividend per ordinary share		0.27	0.25	0.22	0.22	0.23

Final dividend per ordinary share		0.55	0.51	0.45	0.46	0.49

Total dividend per ordinary share		0.82	0.76	0.67	0.68	0.72

Total dividend per A share		0.41	N/A	N/A	N/A	N/A

Total dividend per ADS($)	(i), (ii)	1.64	1.52	1.34	1.36	1.44

The exchange rates at the dividend payment dates were as follows:

		2004	2003	2002	2001	2000

Exchange rate at interim payment date		1.86	1.63	1.42	1.45	1.59

Exchange rate at final payment date	(iii)	1.84	1.58	1.42	1.48	1.59

During the year ended 31 March 2004, the group announced a five for nine rights issue, structured so that the proceeds are received in two stages. The first tranche of proceeds, received during September 2003, raised £501.2 million (net of costs) from the issuing of A shares. The second tranche of proceeds is expected to be received in June 2005, reflecting the subscription for further A shares. All A shares will then be consolidated and reclassified as Ordinary shares on the basis of one Ordinary share for two A shares. The first dividend for which the initial A shares ranked was the 2003/04 interim dividend. The amount of this dividend is 50 per cent of that paid on an Ordinary share.

In the table below, prior period dividends per Ordinary share and per ADS have been re-presented for comparative purposes to take account of the bonus element of the first stage of the rights issue. The factor applied to the prior period dividends per share is 0.9072, calculated using 576.0 pence per Ordinary share, this being the closing price on 25 July 2003, the last business day prior to the announcement of the rights issue.

				Years ended 31 March

	Note	2004	2003	2002	2001	2000
Pence per share	(i)	p	p	p	p	p

Interim (re-presented)		14.43	14.06	13.88	13.61	13.34

Final (re-presented)		29.88	29.12	28.76	28.21	27.67

Total (re-presented)		44.31	43.18	42.64	41.82	41.01

US $ per Ordinary share	(i)	$	$	$	$	$

Interim (re-presented)		0.27	0.23	0.20	0.20	0.21

Final (re-presented)		0.55	0.46	0.41	0.42	0.44

Total (re-presented)		0.82	0.69	0.61	0.62	0.65

Total dividend per ADS($) (re-presented)	(i), (ii)	1.64	1.38	1.22	1.24	1.30

Notes:
(i)	Dividends per Ordinary share, per A share and per ADS exclude any associated UK tax credit available to certain holders of Ordinary shares and ADSs. See Item 10 ‘Taxation’.

(ii)	Calculated based on a ratio of two Ordinary shares for one ADS.

(iii)	The exchange rate at the date the 2004 final dividend will be paid is assumed to be £1.00 = $1.84

Future dividends will depend upon the company’s earnings, financial condition and other factors. Interim and final dividends paid in the past are not necessarily indicative of future interim and final dividends, or the future relationships between them. A person resident in the UK for tax purposes who receives a dividend from United Utilities is generally entitled to a tax credit, currently at a rate of one-ninth of the net dividend (or 10 per cent of the sum of the net dividend and the associated UK tax credit). For further information, see Item 10 ‘Taxation’.

Cash dividends are paid by United Utilities in pounds sterling. Exchange rate fluctuations will affect the US dollar amounts received by owners of the ADSs on the conversion by the Depositary of such cash dividends paid. In addition, fluctuations in the exchange rate between pounds sterling and US dollars will affect the US equivalent of the quoted pound sterling price of Ordinary shares on the London Stock Exchange, and as a result, are likely to affect the market price of ADSs in the US.

42	United Utilities Annual Report on Form 20-F 2004

Back to Contents

SIGNIFICANT CHANGES

Management is not aware of any significant changes in the financial position of the company since 31 March 2004.

ITEM 9     THE OFFER AND LISTING

The principal trading market for the shares of the company is the London Stock Exchange. The Ordinary shares have been listed on the London Stock Exchange since 12 December 1989. The American Depositary Shares (ADSs), each representing two Ordinary shares, have been listed on the New York Stock Exchange since 28 January 1998. The ADSs, evidenced by American Depositary Receipts (ADRs), are issued by the London office of the Bank of New York (BONY), as Depositary under a Deposit Agreement dated 28 January 1998 between the company, BONY and the holders from time to time of ADSs.

The table below sets out, for the periods indicated, (i) the highest and lowest middle-market quotations for the Ordinary shares (as derived from the Daily Official List of the London Stock Exchange); and (ii) the reported high and low sale prices of the United Utilities ADSs on the New York Stock Exchange.

	London Stock Exchange		New York Stock Exchange
	per Ordinary share		per ADS

	High (p)	Low (p)	High (US$)	Low (US$)

Financial year 2000	757.4	417.2	23.78	14.48

Financial year 2001	639.8	489.4	19.62	14.57

Financial year 2002	582.3	499.7	16.95	14.32

Financial year 2003

First quarter	577.6	522.2	17.29	15.35

Second quarter	562.0	479.4	17.55	15.43

Third quarter	555.1	499.7	17.98	15.74

Fourth quarter	548.2	476.8	17.72	15.61

Financial year 2004

First quarter	544.3	504.9	18.93	16.57

Second quarter	505.8	454.8	16.90	14.69

Third quarter	511.8	453.8	18.23	15.47

Fourth quarter	525.0	472.5	19.70	17.42

December 2003	511.8	487.0	18.23	17.20

January 2004	496.0	472.5	18.36	17.42

February 2004	508.5	474.0	19.70	17.58

March 2004	525.0	507.5	19.62	18.93

Financial year 2005

April 2004	546.5	519.5	19.96	19.07

May 2004	561.0	539.0	20.27	19.29

These share prices have been adjusted for all periods prior to the rights issue using an adjustment factor based on the consideration received from the first stage of the rights issue and assumed proceeds from the second stage, which are due to be received in June 2005. The adjustment factor is 0.8646 calculated using 531.5 pence per Ordinary share, being the closing price on 26 August 2003, the date of approval of the rights issue at the extraordinary general meeting. This adjustment reflects the full bonus element of the rights issue which arose at the first stage, as demonstrated by the movement in the share price following the approval of the rights issue at the extraordinary general meeting.

ITEM 10     ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES

United Utilities PLC was incorporated on 1 April 1989 and registered with the Registrar of Companies in England and Wales number 2366616. The memorandum of association of the company provides that its principal objects are, among other things, to be a holding company and to carry on business as a general commercial company and to carry on any trade or business or activity of any nature which may seem to the directors to be capable of being conveniently or advantageously carried on.

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

United Utilities Annual Report on Form 20-F 2004	43

Back to Contents

outright or as collateral security for any debt, liability or obligation of the company or any third party. Such powers can be amended by the sanction of a special resolution.

A director shall be capable of being appointed or re-elected a director despite having attained the age of 70 or any other age and shall not be required to retire by reason of his having attained any particular age and section 293 of the UK Companies Act 1985 (‘the Companies Act’) (relating to the appointment and retirement as directors of persons who are aged 70 or over) shall not apply. A director shall not be required to hold any shares in the company.

Shares
The holders of shares of the company are entitled to the profits of the company available for distribution and resolved to be distributed, in proportion to the number of shares held by them and the amounts paid up or credited as paid up on such shares. With the sanction of an ordinary resolution of the company, the directors may offer any holders of shares the right to elect to receive further shares, credited as fully paid, instead of cash in respect of the whole or part of any dividend. All dividends unclaimed for a period of 12 years after having been declared shall (if the board so resolves) be forfeited and shall cease to be owed by the company. The holders of the A shares shall be entitled, contemporaneously with any payment of dividend to the holders of Ordinary shares, to be paid rateably with the holders of Ordinary shares a dividend for each A share which is equal to one-half of the dividend to be paid to the holder of an Ordinary share.

If the company is wound up, the liquidator may, with the sanction of a special resolution of the company and any other sanction required by law, divide among the members in specie the whole or any part of the assets of the company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. Any such division may be otherwise than in accordance with the existing rights of the members but, if any division is resolved otherwise than in accordance with such rights, the members shall have the same right of dissent and consequential rights as if such resolution were a special resolution passed pursuant to section 110 of the Insolvency Act 1986. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees on such trusts for the benefit of the members as he, with the like sanction, shall determine, but no member shall be compelled to accept any assets on which there is a liability. The holders of the A shares shall be entitled to share rateably with the holders of the Ordinary shares in the distribution of profits or assets (if any) to the holders of Ordinary shares on the basis of a distribution with respect to each A share which is equal to one-half of the distribution to the holder of an Ordinary share.

All substantive resolutions put to a vote at a general meeting shall be decided on a poll. All other resolutions shall be decided on a show of hands. Every holder of Ordinary shares present in person shall on a show of hands have one vote, and every holder of Ordinary shares present in person or by proxy shall on a poll have one vote for every Ordinary share of which he is the holder. The chairman of a general meeting has absolute discretion in determining whether a resolution is a substantive resolution or an other resolution and his decision shall be final. If a shareholder has been given notice in accordance with section 212 of the Companies Act and has failed to provide the necessary information in accordance with the statutory timeframes, the shareholder shall not be entitled to exercise their right to vote at the meeting; a further restriction exists should a call or any other sum due and payable by the shareholder remain unpaid. The holders of A shares are entitled to receive notice of any general meeting of the Company and to attend, speak or vote at such general meeting on the same basis as the holder of Ordinary shares provided that each holder of A shares on a poll shall have only one vote for every two A shares held.

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

Subject to the exceptions referred to below, if a holding of any class or classes of shares or any interest in them (other than certain exempt interests) reaches 3 per cent of the aggregate nominal value of the issued voting share capital (or, in the case of the company’s share capital being divided into different classes, issued voting shares comprised in the relevant class), the shareholder (whether foreign or domestic) must notify the company of the interest within two business days of the acquisition taking the holding over three per cent and of any subsequent increase or decrease in the extent of that interest. There are less stringent requirements for certain categories of interests in shares (‘non-material interests’), for example interests held by managers of certain collective investment schemes. Non-material interests need only be disclosed when the aggregate of those interests and other interests (other than exempt interests) reaches a threshold of ten per cent of the aggregate nominal value of the share capital concerned. The Companies Act gives a public company power to require persons whom it believes to be, or to have been within the previous three years, interested in its voting shares, to disclose prescribed particulars of those interests. Failure to supply the information required is an offence and may lead to disenfranchisement of the relevant shares and a prohibition on their transfer and on dividend and other payments in respect of them and the issue of additional shares in respect thereof.

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

General meetings
21 clear days’ written notice is required to be given to shareholders for an annual general meeting or an extraordinary general meeting where a special resolution is to be proposed. Ordinarily, only 14 clear days’ notice is required for an extraordinary general meeting. An annual general meeting can be held at shorter notice provided that all the shareholders entitled to attend and vote agree; and, in the case of an extraordinary general

44	United Utilities Annual Report on Form 20-F 2004

Back to Contents

meeting, if shareholders holding 95 per cent in nominal value entitled to attend and vote agree. If a shareholder is unable to attend the general meeting they are entitled to appoint a proxy to vote on their behalf and a corporate body is entitled to appoint a corporate representative to vote on its behalf. Not more than 15 months shall elapse between one annual general meeting and the next. In addition to the directors, a member or members holding not less than one-tenth of the paid-up capital can require that a general meeting be convened.

The articles do not contain any limitations preventing non-UK residents or foreign shareholders from holding shares in the company; all shares of the same class rank pari passu.

MATERIAL CONTRACTS

United Utilities, through its subsidiary United Utilities Water, holds a licence for the provision of water supply and wastewater services in an area of north west England comprising 2.9 million homes and businesses. In addition, United Utilities, through its subsidiary United Utilities Electricity, holds the electricity distribution licence for an area in north west England comprising over 2 million homes and businesses. For more information on these licences see ‘Economic regulation of wastewater and water’ and ‘Economic regulation of electricity distribution’ in item 4.

(a) United Utilities, United Utilities Electricity (formerly NORWEB plc) and North West Water Finance PLC (which was subsequently replaced by United Utilities Water) established a $2,000,000,000 European Medium Term Note Programme (‘EMTN’) on 13 October 1998 under an amended and restated trust deed dated 4 October 2002 between United Utilities PLC, United Utilities Electricity PLC, United Utilities Water PLC and The Law Debenture Trust Corporation p.l.c. The maximum aggregate nominal amount of notes which may be outstanding from time to time under the EMTN was increased to US$3,000,000,000 on 5 October 1999, and further increased to €4,000,000,000 on 4 October 2001. An updated offering circular for the programme was published on 4 October 2003 showing a further increase to €5,000,000,000. As at 31 March 2004, a total of €2,847,255,679 of notes were outstanding under the EMTN;

(b) United Utilities, United Utilities Electricity and North West Water Finance PLC (which was subsequently replaced by United Utilities Water) established an unlisted Euro Commercial Paper Programme (‘ECP’) in March 1998. The aggregate principal amount of the notes outstanding at any one time under the ECP may not exceed US$1,500,000,000 or its equivalent in alternative currencies. Under the ECP the notes may only mature after seven but not more than 365 (364 for sterling notes) days from issue. The programme amount may be increased from time to time. As at 31 March 2004, there were no outstandings;

(c) in August 1995 United Utilities Electricity issued £200,000,000 8.875 per cent listed bonds due 2026. The bonds are in bearer form in denominations of £1,000, £10,000 and £100,000 each and in registered form in amounts of £1 or integral multiples thereof and were constituted under a trust deed dated 3 August 1995 between United Utilities Electricity and The Law Debenture Trust Corporation p.l.c. as trustee. United Utilities Electricity issued further bonds on the same terms on 6 July 2001 and 20 December 2001. On 15 February 2002, United Utilities Electricity issued further bonds, again on the same terms, and consolidated the four issues to form a fungible single series of an aggregate outstanding amount of £450,000,000; and

(d) on 25 March 1998 United Utilities issued US$500,000,000 6.45 per cent notes due 1 April 2008 under an indenture dated 25 March 1998. On 28 July 1998, United Utilities issued US$350,000,000 6.25 per cent notes due 15 August 2005, and US$400,000,000 6.875 per cent notes due 15 August 2028 under two indentures dated 28 July 1998. All of these bonds are US Securities and Exchange Commission (‘SEC’) F-1 registered Yankee bonds. In April 2001 United Utilities filed an F-3 shelf registration with the SEC enabling the company to issue up to US$2,000,000,000 of debt securities (the ‘US Programme’) under an indenture dated 17 June 2003 by and between United Utilities PLC and Deutsche Bank Trust Company Americas. On 19 June 2003, United Utilities issued US$250,000,000 4.55 per cent notes due 19 June 2018 and on 1 February 2004 issued US$350,000,000 5.375 per cent notes due 1 February 2019 under the US Programme. As at 31 March 2004, a total of US$1,850,000,000 of F-1 and F-3 SEC registered debt securities remain outstanding.

EXCHANGE CONTROLS

There are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or which affect the remittance of dividends, interest or other payments to non-UK resident holders of the company’s securities except as otherwise detailed in ‘Taxation’ below.

There are no limitations imposed by UK law or the company’s memorandum and articles of association which restrict the right of non-UK resident or non-UK citizen owners, as opposed to UK resident or citizen owners, to hold shares or vote. However, non-UK shareholders are not entitled to receive notice from the company, including notices of general meetings, unless they have given the company an address in the UK to which such notices may be sent.

TAXATION

The following is a summary of the principal US federal and UK tax considerations that are likely to be material to the ownership and disposition of Ordinary shares or ADSs by a holder that is a resident of the US for the purposes of the income tax convention which was signed on behalf of the US and the UK on 24 July 2001 and entered into force on 31 March 2003 (the ‘Treaty’) or, in the circumstances described below, the previous income tax convention between the US and the UK (the ‘Old Treaty’) and in either case is fully eligible for benefits thereunder (an ‘eligible US holder’) and satisfies the three conditions set out below. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of Ordinary shares or ADSs. In particular, the summary deals only with eligible US holders which hold Ordinary shares or ADSs as capital assets, and does not address the tax treatment of investors which are subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, persons that elect mark to market treatment, persons that hold Ordinary shares or ADSs as part of an integrated investment (including a ‘straddle’) comprised of an Ordinary share or ADS and one or more other positions, and persons that own, directly or indirectly, 10 per cent or more of the voting stock of the company. This summary is based on the Treaty, the Old Treaty and the tax laws of the US and the UK in effect on the date hereof, which are subject to change.

United Utilities Annual Report on Form 20-F 2004	45

Back to Contents

For taxes withheld at source, the Treaty is effective from 1 May 2003. Holders should however note that any person that is or would have been entitled to greater benefits under the Old Treaty than under the Treaty can elect to have the provisions of the Old Treaty apply in their entirety for a period of twelve months from the date on which the Treaty would otherwise have effect. Holders should consult their own tax advisers with respect to the implications in their own particular circumstances of making that election, including the possible entitlement to a special US foreign tax credit described below under ‘Taxation of dividends – United States’.

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

Special rules, including a limitation of benefits provision, apply in limited circumstances under the Treaty to shares or ADSs owned by an investment or holding company. This section does not discuss the treatment of such holders.

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

Taxation of dividends

United Kingdom
There is no UK withholding tax on dividends. A shareholder resident for UK tax purposes in the UK who receives a dividend from the company will generally be entitled to a tax credit equal to one-ninth of the dividend. The Old Treaty allowed an eligible US holder to claim a similar tax credit from the UK Inland Revenue. However, it also provided for a notional UK withholding tax which, in the case of an eligible US holder that owned, directly or indirectly, less than ten per cent of the voting stock of the company, was set at 15 per cent of the aggregate of the dividend and the credit. This meant that no amount was actually payable to such holders by the Inland Revenue in respect of their tax credit entitlement.

The Treaty provides neither for the right to claim the credit nor for the notional withholding tax. The result is that no eligible US holder will be entitled by virtue of the Treaty to an additional payment from the UK Inland Revenue on receipt of a dividend from the company.

United States
Eligible US holders must include dividends received in ordinary income on the date such a holder or ADS depositary received them. The dividends will be treated as foreign source income. Eligible US holders should determine the amount of dividend income by converting pounds sterling into US dollars at the exchange rate in effect on the date of such holder’s (or the depositary’s, in the case of ADSs) receipt of the dividend. Subject to certain exceptions for positions that are hedged or held for less than 61 days, an individual eligible US holder generally will be subject to US taxation at a maximum rate of 15 per cent in respect of ‘qualified dividends’ received after 2002 and before 2009.

Dividends received with respect to the Ordinary shares or ADSs will be qualified dividends if United Utilities was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (‘PFIC’), foreign personal holding company (‘FPHC’) or foreign investment company (‘FIC’). Based on United Utilities’ audited financial statements and relevant market and shareholder data, United Utilities believes that it was not treated as a PFIC, FPHC, or FIC for US federal income tax purposes with respect to its 2003 taxable year. In addition, based on United Utilities’ audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, United Utilities does not anticipate becoming a PFIC, FPHC, or FIC for its 2004 taxable year.

If an eligible US holder qualified for benefits under the Old Treaty, then such holder may be eligible, subject to generally applicable limitations, to receive a special US foreign tax credit equal to one-ninth of the amount of certain cash dividends that such holder receives on the Ordinary shares or ADSs, so long as such holder makes an election to include in income, as an additional notional dividend, an amount equal to the tax credit. This foreign tax credit is generally only available with respect to dividends paid before 1 May 2003, unless such holder elects to apply the Old Treaty in its entirety for a period of 12 months from the effective date of the Treaty.

Taxation of capital gains

United Kingdom
Gain realised by an eligible US holder on the sale or other disposition of Ordinary shares or ADSs will not be subject to UK taxation, provided that such shares are not held in connection with a UK branch or agency or (in relation to a corporate holder) a UK permanent establishment.

United States
Gain realised on the sale, exchange or other disposition of Ordinary shares or ADSs will be included in income for US tax purposes and will be long-term capital gain if the Ordinary shares or ADSs were held for more than one year. The net amount of long-term capital gain recognised by an individual eligible US holder generally is subject to taxation at a maximum rate of 20 per cent; however, net long-term capital gain recognised by an individual eligible US holder after 5 May 2003 and before 1 January 2009, generally is subject to taxation at a maximum rate of 15 per cent.

Backup withholding tax and information reporting
Distributions made on Ordinary shares and proceeds from the sale of Ordinary shares or ADSs that are paid within the UK or through certain US-related financial intermediaries to US holders are subject to information reporting and may be subject to a ‘backup’ US withholding tax unless,

46	United Utilities Annual Report on Form 20-F 2004

Back to Contents

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

DOCUMENTS ON DISPLAY

United Utilities is subject to the information requirements of the US Securities Exchange Act of 1934 as amended (the ‘Exchange Act’), and is therefore required to file reports, including annual reports on Form 20-F, and other information with the US Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s public reference rooms in Washington, DC, New York, NY and Chicago, IL. Please call the Commission at +1-800-732-0330 for further information on the public reference rooms. Any filings made electronically will be made available to the public over the internet at the Commission’s web site at http://www.sec.gov.

ITEM 11     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

RISK MANAGEMENT

The principal financial market risks faced by the company are the risks of interest rate movements and foreign currency movements.

INTEREST RATE AND FOREIGN CURRENCY MANAGEMENT

The company uses a combination of interest rate swaps, futures and funding instruments to hedge exposure to interest rate volatility. The company’s use of derivative instruments relates directly to underlying indebtedness; no speculative or trading transactions are undertaken. The proportion of debt at effective fixed rates of interest for a period greater than one year is set in conjunction with the level of floating rate debt and projected regulatory revenues that are exposed to inflationary adjustments (index linked). In addition, the company aims to manage its short-term budgetary commitments by ensuring that the majority of floating rate interest is fixed for periods of less than one year through the use of exchange-traded financial futures. The company has limited exposure to foreign currency exchange rate movements. Interest rate management and funding policies are set by the board. The company has elected not to designate any of its derivative instruments as hedges for US GAAP accounting purposes.

QUANTITATIVE DISCLOSURE OF MARKET RISK

The analysis below presents the sensitivity of the market value of the group’s financial instruments to selected changes in market rates and prices. The range of changes chosen reflects the group’s view of changes that are reasonably possible over a one-year period. Market values are quoted values, or, where these are not available, those values are obtained by discounting cash flows at market rates and prices. The market values for interest rate risk are calculated by using a standard zero coupon discounted cash flow pricing model.

For long-term debt, a favourable change in market value results in a decline in the value of debt. For other financial instruments, a favourable change in market value results in an increase in market value.

INTEREST RATE RISK

The sensitivity analysis assumes an instantaneous 1 per cent (100 basis points) move in interest rates for all maturities and all currencies from their levels at 31 March 2004 and 31 March 2003, with all other variables held constant.

		Market value change			Market value change

	Market value	+1% movement	–1% movement	Market value	+1% movement	–1% movement
	31 March 2004	in interest rate	in interest rate	31 March 2003	in interest rate	in interest rate
Interest rate movement	£m	£m	£m	£m	£m	£m

Long-term debt	(4,568)	266	(304)	(4,185)	238	(271)

Interest rate swaps	(44)	(116)	135	(28)	(78)	94

Currency swaps	100	(91)	107	240	(72)	85

The movement in market value of debt and instruments hedging debt will not result in any immediate change to the group’s financial statements, since market values are not recognised on the group balance sheet. An increase in short-term interest rates of all currencies of 1 per cent would decrease group net interest payable for the financial year by £4.5 million (2003: increase of £2.0 million, 2002: increase of £1.5 million).

United Utilities Annual Report on Form 20-F 2004	47

Back to Contents

FOREIGN CURRENCY RISK

The sensitivity analysis assumes an instantaneous 10 per cent change in foreign currency exchange rates against sterling from their levels at 31 March 2004 and 31 March 2003, with all other variables held constant. The +10 per cent case assumes a 10 per cent strengthening of sterling versus all other currencies and the -10 per cent a weakening of sterling.

		Market value change			Market value change

		+10% movement	–10% movement		+10% movement	–10% movement
	Market value	in foreign	in foreign	Market value	in foreign	in foreign
	31 March 2004	exchange rate	exchange rate	31 March 2003	exchange rate	exchange rate
	£m	£m	£m	£m	£m	£m

Long-term debt	(4,568)	227	(277)	(4,185)	208	(254)

Currency swaps	100	(230)	281	240	(209)	256

Market value changes from movements in currency rates in long-term debt, currency swaps and forward contracts hedging debt are taken through the group’s statement of total recognised gains and losses in accordance with the hedge accounting requirements in SSAP 20.

Substantially all cash and cash equivalents are held in sterling and sterling denominated instruments.

ITEM 12     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15     CONTROLS AND PROCEDURES

As of 31 March 2004, an evaluation was carried out under the supervision and with the participation of senior management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of the company’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the company’s evaluation, the chief executive officer and chief financial officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports the company files and submits under the Exchange Act, is recorded, processed, summarised and reported as and when required.

In addition, there has been no change in the company’s internal controls or in other factors, during the period covered by this annual report, that has materially affected, or is reasonably likely to materially affect, these controls.

ITEM 16A     AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Norman Broadhurst, chairman of the audit committee, has recent and relevant financial experience as is required by ‘The Combined Code Principles of Good Governance and Code of Best Practice’ as issued by the Financial Services Authority in the UK in July 2003 and is an audit committee financial expert as defined by Item 16A of Form-20F.

ITEM 16B     CODE OF ETHICS

On 20 May 2003, the company adopted a set of business principles that applies to all employees in the group including the registrant’s principal executive officer, principal financial officer, and group financial controller (the principal accounting officer). Entitled ‘Business Principles’, this code of conduct can be viewed on the company’s website at www.unitedutilities.com. Although the code, for certain technical reasons relating to the internal approval process for amendments to the Business Principles, does not exactly comply with the SEC’s definition of a code of ethics, the company will continue to develop the code in line with best practice. It sets out a series of basic business principles which it expects all of its employees to comply with in their relations with the group’s stakeholders and is underpinned by detailed policies and procedures which are communicated as appropriate to all group employees. A copy of the ‘Business Principles’ booklet is available by mail free upon request from the Company Secretary, United Utilities PLC, Dawson House, Great Sankey, Warrington, Cheshire, England, WA5 3LW.

ITEM 16C     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Details of the work of the audit committee and its terms of reference, as well as details of audit fees, audit-related fees, tax fees and all other fees are given in the ‘Corporate governance report’ extracted from the 2004 annual report to shareholders and incorporated herein by reference at Appendix 1. The Audit Committee has established policies and procedures to pre-approve the provision of any audit or non-audit services and keeps the nature of non-audit service under review.

48	United Utilities Annual Report on Form 20-F 2004

Back to Contents

Audit and audit-related services are pre-approved annually by the Audit Committee. Audit-related services generally are highly correlated with the role of an independent auditor. Such services include assurance on non-statutory information, assurance work carried out in connection with reporting to a statutory regulator, analysis and interpretation of accounting principles and their application, support for debt issues and similar transactions, and other services that have a bearing on the group’s financial statements on which the external auditor provides their opinion.

Non-audit services are allowed under the procurement of audit and non-audit services policy and do not affect the independence of the external auditor, but do require the pre-approval of the Audit Committee prior to the engagement. Specific approval may be delegated to a designated member of the Audit Committee, with such approvals to be reported to the next Audit Committee meeting. In the financial year 2003/04, all services were pre-approved by the Audit Committee and none was undertaken without such pre-approval pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

The group also maintains a list of prohibited services that cannot be provided by the group’s auditors as they are considered by statute or, in the group’s opinion, to be incompatible with the role of the independent auditor.

ITEM 16D     EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 17     FINANCIAL STATEMENTS

Index to the financial statements
Related
notes
Financial statements	Pages	pages

Report of Independent Registered Public Accounting Firm
as of and for the years ended 31 March 2004 and 2003(1)	50	–

Report of Independent Public Accounting Firm
for the year ended 31 March 2002(1)	51	–

Consolidated profit and loss account for each of the three years in the period ended 31 March 2004(2)	App.3/1	App.3/8-12

Consolidated balance sheets at 31 March 2004 and 2003(2)	App.3/2	App.3/13-26

Consolidated cash flow statement for each of the three years in the period ended 31 March 2004(2)	App.3/3	App.3/26-29

Statements of total recognised gains and losses(2)	App.3/4	–

Reconciliations of movements in equity shareholders’ funds(2)	App.3/4	–

Notes to the consolidated financial statements(2)	App.3/5-29	–

Reconciliation of consolidated net income, shareholders’ equity and financial position reported in accordance with Accounting Principles Generally Accepted in the United Kingdom to those in accordance with Accounting Principles Generally Accepted in the United States of America(3)	App.3/30-37	–

(1)	Page numbers refer to pages in this report.

(2)	Page numbers refer to the consolidated financial statements section extracted from the 2004 annual report to shareholders and incorporated by reference herein at Appendix 3.

(3)	Page numbers refer to sections which do not form part of the 2004 annual report to shareholders but are incorporated by reference herein at Appendix 3.

United Utilities Annual Report on Form 20-F 2004	49

Back to Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Directors of United Utilities PLC

We have audited the consolidated financial statements of United Utilities PLC and subsidiaries as of and for the years ended 31 March 2004 and 2003 as listed in the accompanying index. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the United Utilities PLC and subsidiaries at 31 March 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United Kingdom.

We also audited the adjustments described in note 37 that were applied to restate the 2002 financial statements to give retroactive effect to the rights issue in accordance with Financial Reporting Standard No. 14, ‘Earnings Per Share’ and to the changes in the method of accounting for pre-contract costs in accordance with Urgent Issues Task Force Abstract No. 34, ‘Pre-contract costs’ and for telecommunications network capacity sales. In our opinion, such adjustments are appropriate and have been properly applied.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the years ended 31 March 2004 and 2003 and the determination of shareholders’ equity and financial position at 31 March 2004 and 2003, to the extent summarised in Note 36 to the consolidated financial statements as listed in the accompanying index.

DELOITTE & TOUCHE LLP
Manchester, United Kingdom

19 May 2004 except for note 36 as to which the date is 10 June 2004

50	United Utilities Annual Report on Form 20-F 2004

Back to Contents

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM
To the Directors of United Utilities PLC

We have audited the accompanying consolidated profit and loss account, cash flow statement, statement of total recognised gains and losses and reconciliation of movements in equity shareholders’ funds of United Utilities PLC and subsidiaries (the ‘group’) for the year ended 31 March 2002, before the restatements described in note 37 to the consolidated financial statements. These consolidated financial statements are the responsibility of the group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United Kingdom and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material mis-statement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of United Utilities PLC for the year ended 31 March 2002 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 36 to the consolidated financial statements.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
Manchester
England

31 May 2002

United Utilities Annual Report on Form 20-F 2004	51

Back to Contents

ITEM 18 FINANCIAL STATEMENTS

Not applicable.

ITEM 19 EXHIBITS

1.1	The articles of association of United Utilities PLC.

2.1	The deposit agreement between United Utilities PLC, the Bank of New York and the owners and holders from time to time of American Depositary Receipts issued under the Deposit Agreement previously filed as an exhibit to the Registration Statement on Form F-6, Registration No. 333-8238, filed on 23 January 1998 and incorporated by reference into this Form 20-F.

2.2	Amended and restated trust deed dated 3 October 2003 relating to the €5 billion medium-term note programme between United Utilities PLC, United Utilities Electricity PLC, United Utilities Water PLC and the Law Debenture Trust Corporation p.l.c..

2.3	Other than as provided in exhibit 2.2, the total amount of long-term debt securities of United Utilities PLC authorised under any single instrument does not exceed 10 per cent of the total assets of the group on a consolidated basis. United Utilities PLC agrees to provide to the Securities and Exchange Commission, upon request, copies of any instruments that define the rights of holders of long-term debt of United Utilities that are not filed as exhibits to this annual report.

4.1	Instrument of appointment by the Secretary of State for the Environment of North West Water Limited (now called United Utilities Water) as a water and sewerage undertaker under the Water Act 1989 updated as at 14 April 2004.

4.2	Electricity Distribution Licence – standard conditions, previously filed as an exhibit to United Utilities PLC’s Annual Report on Form 20-F on 9 June 2003 and incorporated by reference into this Form 20-F.

4.3	Electricity Distribution Licence for Norweb plc (now called United Utilities Electricity) – special conditions.

4.4	Notice under Section 11A (2) & (3) of the Electricity Act 1989, proposing to modify the Electricity Distribution Licence.

4.5	Trust deed by and between United Utilities Electricity PLC and the Law Debenture Trust Corporation p.l.c. dated 3 August 1995.

4.6	Indenture dated 17 June 2003 by and between United Utilities PLC and Deutsche Bank Trust Company Americas, previously filed on Form 6-K on 17 June 2003 and incorporated by reference into this Form 20-F.

4.7	Indenture dated 25 March 1998 by and between United Utilities PLC and Marine Midland Bank, previously filed as an exhibit to the registration statement on Form F-1 filed on 16 March 1998 and amended on 20 March 1998, and incorporated by reference into this Form 20-F.

4.8	Two indentures dated 28 July 1998 by and between United Utilities PLC and Marine Midland Bank, previously filed as an exhibit to the registration statement on Form F-1 filed on 17 July 1998 and amended on July 21 1998, and incorporated by reference into this Form 20-F.

4.9	Executive directors’ service contracts for John Roberts, Simon Batey and Gordon Waters, previously filed as an exhibit to United Utilities PLC’s Annual Report on Form 20-F on 9 June 2003 and incorporated by reference into this Form 20-F.

4.10	Executive director’s service contract for Charlie Cornish.

4.11	Rules of the United Utilities PLC Performance Share Plan.

7.1	Calculation of Ratio of Earnings to Fixed Charges.

8.1	A list of all principal operating subsidiaries is contained in note 13 to the consolidated financial statements at Appendix 3.

9.2	Consents of Deloitte & Touche LLP and KPMG Audit PLC.

12.1	Certifications pursuant to section 302 of the Sarbanes-Oxley Act 2002.

13.1	Certifications pursuant to section 906 of the Sarbanes-Oxley Act 2002.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

United Utilities PLC
Registrant

/s/... John Edward Roberts . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Date 10 June 2004 . . . . . . . . . . . . . . . . . . . . .

John Edward Roberts
Chief executive

52	United Utilities Annual Report on Form 20-F 2004

Back to Contents

Appendix 1

Corporate governance

The Combined Code
The board remains committed to high standards of corporate governance. Throughout the year to 31 March 2004, the company has complied with the provisions set out in Section 1 of ‘The Combined Code Principles of Good Governance and Code of Best Practice’ issued by the Financial Services Authority. A revised Combined Code was published in July 2003 which will be applicable to all listed companies with reporting periods commencing on or after 1 November 2003. The board recognises that the revised Code is seen as best practice and this report, together with the remuneration report on pages 26 to 33, gives details of how the principles in the existing Code and the revised Code have been applied within the company.

Directors
The board is scheduled to meet ten times each year with additional meetings called if required. The board has a formal schedule of matters reserved to it, which ensures that it takes all major strategy, policy and investment decisions affecting the group. In addition, it is responsible for business planning and risk management and for the development of group policies including such areas as health and safety, directors’ and senior managers’ remuneration and for social, environmental and ethical issues. Attendance by individual directors at meetings of the Board and its Committees during the year ended 31 March 2004 is shown in the table below and full biographical details of the directors can be found on pages 18 and 19.

Attendance by individual directors at meetings of the board and its committees

		Board		Audit		Remuneration		Nomination

	Possible	Actual	Possible	Actual	Possible	Actual	Possible	Actual

John Roberts	12	12	–	–	–	–	4	2

Simon Batey	12	11	–	–	–	–	–	–

Charlie Cornish	3	3	–	–	–	–	–	–

Gordon Waters	12	12	–	–	–	–	–	–

Sir Richard Evans	12	12	6	5	8	7	4	4

Norman Broadhurst	12	9	6	6	8	7	4	4

Sir Peter Middleton	12	10	6	4	8	7	4	3

Jane Newell	12	10	6	3	8	7	4	2

Andrew Pinder	12	8	6	3	8	7	4	1

John Seed	12	10	6	5	8	8	4	4

The chairman holds meetings with the non-executive directors without the executive directors present. Led by the senior independent director, the non-executive directors meet without the chairman present at least annually to appraise the chairman’s performance. Directors have a right to ensure that any concerns they have, which cannot be resolved about the running of the company or a proposed action, are recorded in the board minutes. In addition, upon resignation a non-executive director shall be asked to provide a written statement addressed to the chairman, for circulation to the board, if they have any such concerns.

Delegating and working through committees
The group’s governance structure ensures that all decisions are made by the most appropriate people in such a way that the decision-making process itself does not unnecessarily delay progress. The board has formally delegated specific responsibilities to board committees, including the audit (see page 24), remuneration (see page 26), nomination (see ‘Appointments to the board’ on page 23), approvals and treasury committees. All board committees are provided with sufficient resources to undertake their duties.

The approvals committee considers and approves expenditure and investment proposals within limits delegated by the board. Its members are the executive directors, the group strategic planning director and the company secretary.

The treasury committee considers and approves borrowing, leasing, bonding and other banking facilities within limits set by the board. Its members are the chairman, the chief executive, the group finance director and one of the other executive directors together with, for more significant or complex transactions, one other non-executive director.

The directors of subsidiary companies are responsible at law for those business entities. They are tasked with the delivery of the targets set within the budgets approved by the group board and for the implementation of group strategy and policy across their businesses. United Utilities Water PLC, for example, is a sizeable business in its own right and its board includes two independent non-executive directors (Phillida Entwistle and Deborah Morton).

Directors’ and officers’ insurance
The company maintains an appropriate level of directors’ and officers’ insurance in respect of legal action against the directors.

Chairman and chief executive
Separate individuals have been appointed to the positions of chairman and of chief executive. The board has agreed clearly defined responsibilities for the roles and has adopted a set of guiding principles to govern the relationship between them. The chairman is primarily responsible for the working of the board. The chief executive is responsible for running the group’s business and for implementing board strategy and policy.

Board balance and independence
The board aims to maintain a balance of executive and non-executive directors and presently comprises the chairman, four executive directors and five non-executive directors determined by the board to be independent. The directors have a wide and diverse range of business experience and expertise.

The revised Code does not regard the chairman as being independent in view of his unique role in corporate governance although, were he not chairman, Sir Richard Evans would satisfy the independence criteria laid down by the Code. Taking into account the provisions of the Code, the board has determined that all of the remaining five non-executive directors are independent and free from any business or other relationship which could compromise their independent judgement.

In particular, the board has determined that Sir Peter Middleton remains independent, notwithstanding that he has served on the board for more than nine years, because of his breadth of experience, financial independence and other business interests. Norman Broadhurst’s daughter is a partner based in Deloitte & Touche LLP’s Birmingham office. It has been agreed that she will not be involved with the United Utilities account in any way. Deloitte & Touche LLP services United Utilities’ account from its Manchester and London offices.

Senior independent director
Sir Peter Middleton has been appointed as senior independent director. The senior independent director would be available to shareholders if they

1.1	United Utilities Annual Report on Form 20-F 2004

Back to Contents

Appendix 1

have concerns which contact through the normal channels has failed to resolve or for which such contact is inappropriate. The terms of reference of the senior independent director state that his primary duty is to ensure that the views of each non-executive director are given due consideration. Other duties of the post include authority to call a meeting of the non-executive directors and to conduct periodic performance appraisals of the chairman.

Appointments to the board and the nomination committee
The nomination committee leads the process for board appointments by making recommendations to the board about filling board vacancies and appointing additional persons to the board. The committee also considers and makes recommendations to the board on its composition, balance and membership and on the re-appointment by shareholders of any director under the retirement by rotation provisions in the company’s articles of association. It met four times in the year to 31 March 2004.

The committee’s members are the non-executive directors, including the chairman, together with the chief executive. Although the chairman is also chairman of the committee, he will not chair the committee when it deals with the appointment of a successor to the chairmanship. The nomination committee evaluates the balance of skills, knowledge and experience on the board and, in the light of this evaluation, prepares a description of the roles and capabilities required for a particular appointment.

During the year, the committee prepared a description of the roles and capabilities required for the appointment of a Managing Director, Service Delivery, engaged the services of Spencer Stuart, an independent consultancy firm, and made recommendations as part of the final selection process.

The nomination committee’s terms of reference are available to shareholders on request and are also available on the company’s web site at www.unitedutilities.com.

Policy on external appointments
The company recognises that its executive directors may be invited to become non-executive directors of companies outside the group and exposure to such non-executive duties can broaden experience and knowledge, which will be to the benefit of the company. Subject to board approval (which will not be given if the proposed appointment is with a competing company, would otherwise lead to a conflict of interest or could have a detrimental effect on a director’s performance), the board’s policy is that a full time executive director can accept no more than one non-executive directorship of a FTSE 100 company or the chairmanship of such a company and may retain the fees. John Roberts is a non-executive director of Volex Group plc, for which he earned and retained a fee of £26,000 during the year to 31 March 2004. Simon Batey was appointed a non-executive director of Arriva plc on 1 October 2003 and earned and retained a fee of £15,000 for the period from his appointment to 31 March 2004.

Information and professional development
The quality of the contribution that directors, particularly non-executives, can make is directly dependent on the quality of the information they receive. Accordingly, all directors receive comprehensive information on a regular basis. Board papers are normally distributed a week in advance of the relevant meeting to allow sufficient time for directors to be fully briefed. The papers are sufficiently detailed to enable the directors to obtain a thorough grasp of the management and financial performance of the company and the operating businesses. Minutes of committee meetings are circulated to all board members.

The board has established a governance framework which encourages all directors to bring an independent judgement to bear on issues of strategy, performance, resources, including key appointments and standards of conduct. New directors receive appropriate induction training on joining the board. As part of this, the company will offer to major shareholders the opportunity to meet a new non-executive director.

All directors have access to the advice and services of the company secretary, who is responsible to the board for ensuring that board procedures are complied with. The appointment and removal of the company secretary are matters for the board as a whole.

The board has adopted policies governing the rights of directors to obtain independent professional advice. The board has adopted a protocol under which directors have access, through the company secretary, to independent professional advice at the company’s expense where they judge it necessary to discharge their responsibilities as directors.

Performance evaluation
The board has agreed a self-evaluation process for the performance evaluation of the board which will be carried out during the current financial year and will be reported upon in next year’s annual report. The board has determined that the non-executive directors, led by the senior independent director, will undertake a performance evaluation of the chairman, taking into account the views of executive directors.

Re-appointment of directors
The board initially appoints all new directors, having first considered recommendations made to it by the nomination committee. Following such appointment, the director is required to retire and seek re-appointment at the next annual general meeting. There is a process of rotation, which ensures that approximately one third of all directors are required to retire and seek re-appointment at each annual general meeting and that no director serves for more than three years without being proposed for re-appointment at an annual general meeting. Biographical details of directors being submitted for appointment or re-appointment are set out in the notes accompanying the relevant notice of meeting.

Non-executive directors are appointed for specified terms subject to re-appointment under the company’s articles of association and subject to Companies Acts’ provisions relating to the removal of a director. Following the 2004 annual general meeting, the board intends to explain to shareholders in the papers accompanying a resolution to elect a non-executive director why they believe an individual should be appointed. The chairman will confirm to shareholders when proposing re-appointment that, following formal performance evaluation, the individual’s performance continues to be effective and to demonstrate commitment to the role. Any term beyond six years for a non-executive director will be subject to particularly rigorous review and will take into account the need for progressive refreshing of the board. Any non-executive director serving longer than nine years will be subject to annual re-appointment. A resolution will be proposed at the forthcoming annual general meeting to alter the articles of association of the company to give effect to this new Code provision.

Accountability and audit
Statement of directors’ responsibilities for the financial statements
The directors are responsible for preparing, in accordance with the Companies Act 1985, financial statements for each financial year which give a true and fair view of the company’s and the group’s state of affairs as at the end of the financial year, and of the profit or loss and cash flows for the financial year.

The directors consider that, in preparing the financial statements, the group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates. All applicable accounting standards have been followed, subject to any departure and explanation described in the notes to the accounts.

The directors have a legal responsibility for ensuring that the company keeps accounting records which disclose, with reasonable accuracy at any time, the company’s and the group’s financial position and which enable them to ensure the financial statements comply with the Companies Act 1985. The directors also have a general legal responsibility for taking such steps as are reasonably open to them to safeguard the company’s and the group’s assets and to prevent and detect fraud and other irregularities. The external auditor’s statement about its reporting responsibilities is set out on page 35.

Financial reporting and going concern
In presenting the annual and interim financial statements and similar significant publications, the directors aim to present a balanced and understandable assessment of the group’s position and prospects.

United Utilities Annual Report on Form 20-F 2004	1.2

Back to Contents

Appendix 1

Corporate governance continued

The directors have adopted the going concern basis in preparing these financial statements. This is based upon a review of the group’s budget for 2004/05, the five-year business plan and investment programme, together with the cash and committed borrowing facilities available to the group. The board also took into account potential contingent liabilities and other risk factors as interpreted by the ‘Guidance on Going Concern and Financial Reporting for Directors of Listed Companies registered in the United Kingdom’, published in November 1994.

Internal control system – evaluating and managing risk
The board is responsible for the group’s internal control framework and for reviewing its effectiveness. Throughout the year under review and up to the date of this report, the board has operated procedures meeting the requirements of the Combined Code relating to internal control as set out in the September 1999 guidance ‘Internal Control Guidance for Directors on the Combined Code’ produced by the Institute of Chartered Accountants in England and Wales. Each year the board reviews all controls, including financial, operational and compliance controls and risk management procedures. The internal control system is designed to manage, rather than to eliminate, the risk of failure to achieve the group’s business objectives and can only provide reasonable, and not absolute, assurance against material misstatement or loss.

The key features of the internal control system are:

–	a control environment with clearly defined organisation structures operating within a framework of policies and procedures covering every aspect of the business;

–	comprehensive business planning, risk assessment and financial reporting procedures including the annual preparation of detailed operational budgets for the year ahead and projections for subsequent years;

–	a monthly board review of financial and non-financial key performance indicators to assess progress towards objectives;

–	monthly meetings prior to each board meeting of the executive leadership team, a forum in which the executive directors, the managing directors of the group’s businesses, the group functional directors and the company secretary exchange information and discuss strategic and operational issues which are of group-wide importance;

–	regular monitoring of risks and control systems throughout the year by the operating businesses, supported by the use of risks and issues databases;

–	a self-certification process, subject to internal audit, whereby the operating businesses are required to confirm that the system of internal control is operating effectively;

–	an internal audit function to provide independent scrutiny of internal control systems and risk management procedures;

–	a bi-monthly risk management forum chaired by the group finance director, and comprising the company secretary, the group internal audit manager, the group health and safety manager and senior representatives from each of the operating businesses, to scrutinise key risks in depth;

–	a quarterly sustainable development panel chaired by the chief executive, and comprising the managing directors of United Utilities Service Delivery and United Utilities Contract Solutions, the head of environment and the community and three external professional specialists, Walter Menzies, Clive Jeanes and Dr Mark Everard. The role of the panel is to advise on environmental policy and, in particular, to identify risks to the environment, recommend targets and monitor performance against those targets;

–	an annual risk assessment exercise involving self-assessment by management of all business risks in terms of impact, likelihood and control strength and an objective challenge of that assessment by the internal audit team;
–	an annual health and safety performance review carried out by our in-house safety professionals in addition to the normal health and safety risk assessment and management processes carried out within each of the operating businesses;

–	centralised treasury operations operating within defined limits and subject to regular reporting requirements and internal audit reviews; and

–	established procedures, set out in a group internal control manual, for planning, approving and monitoring major capital expenditure, major projects and the development of new business which includes short and long-term budgets, risk evaluation, detailed appraisal and review procedures, defined authority levels and post-investment performance reviews.

The audit committee and the auditor
The audit committee’s members are Norman Broadhurst (Chairman), Sir Richard Evans (to 30 March 2004), Sir Peter Middleton, Jane Newell, Andrew Pinder and John Seed. The board is satisfied that Norman Broadhurst has recent and relevant financial experience. The committee met six times in the year to 31 March 2004.

The committee has primary responsibility for making a recommendation to the board on the appointment, reappointment and removal of the external auditor which the board then puts to shareholders for their approval in general meeting. It keeps under review the scope and results of the audit and its cost effectiveness and the independence and objectivity of the auditor. The committee has established policies and procedures to pre-approve the provision of any audit or non-audit services and keeps the nature and extent of non-audit services under review. In the year under review, the fees paid or payable to the auditor were as follows:

Fees to Deloitte & Touche LLP:

	2004	2003
Item	£’000	£’000

Audit fees	563.1	490.0

Audit related fees (1)	882.0	168.0

Tax fees (2)	335.0	189.0

Other fees (3)	–	149.0

Total	1,780.1	996.0

Notes:
(1)	Audit related fees are fees billed for work on regulatory returns and assurance work reasonably related to the statutory audit, including due diligence and assurance work, work associated with raising debt and equity finance and securities filing work. In 2004, these fees included assurance work in support of the rights issue.

(2)	Tax fees are fees incurred for tax compliance, tax advice and related tax work.

(3)	Other fees incurred relate to project and financial modelling work.

(4)	In 2003, £265,000 of tax and other fees were paid to Deloitte & Touche under engagements commenced prior to their appointment as auditor which have subsequently been completed.

(5)	In addition to the above, fees relating to joint ventures of the group were paid to Deloitte & Touche LLP in 2004 totalling £66,800 (2003 – £26,000).

All non-statutory audit or non-statutory tax compliance services provided by the auditor must be reported to the audit committee and prior approval is required from the senior independent director for any such projects. In granting such approval, he is required to consider the cumulative proportion of fees paid for such work compared with the statutory audit fees.

The audit committee also reviews the half-year and annual financial statements before submission to the board, reviews periodically the scope, remit and effectiveness of the internal audit function and the effectiveness of the group’s internal control systems. It also reviews arrangements by which staff of the company may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. The terms of reference of the audit committee are available to shareholders on request and are also available on the company’s web site at www.unitedutilities.com.

1.3	United Utilities Annual Report on Form 20-F 2004

Back to Contents

Appendix 1

Relations with shareholders
Dialogue with institutional shareholders
There is a programme of investor meetings and presentations which take place throughout the year, both in the UK and overseas. During the year, the board met, or offered to meet, with 110 different funds, representing 44 per cent of the company’s issued share capital. This, together with regular announcements of significant events affecting the group and frequent updates on current trading, emphasises our commitment to keep our equity and debt investors informed of developments affecting the group. The board regards this programme as important to improve investors’ awareness of the business and for the board to gain an understanding of investors’ priorities.

Non-executive directors are offered the opportunity to attend meetings with major shareholders and would attend them if requested by major shareholders. The board has taken steps to ensure that members of the board and, in particular, the non-executive directors, develop an understanding of the views of major shareholders about their company through an annual survey of shareholder opinion produced for the company by Makinson Cowell.

Constructive use of the annual general meeting
The board encourages shareholders to exercise their right to vote at the annual general meeting. The notice calling the meeting and related papers are sent to shareholders at least 20 working days before the meeting and separate resolutions are proposed on each substantially separate issue. Voting on all resolutions takes place by means of a poll which ensures that all shareholders’ votes are taken into account, whether lodged in person at the meeting, or by proxy. The poll vote is scrutinised by Lloyds TSB Registrars.

Presentations are made on the progress and performance of the business prior to the formal business of the meeting. Shareholders are encouraged to participate through a question and answer session and individual directors or, where appropriate, the chairman of the relevant committee, respond to those questions directly. Normally, the chairmen of the audit, nomination and remuneration committees will be available at the annual general meeting to answer questions relevant to the work of those committees. Shareholders have the opportunity to talk informally to the directors before and after the formal proceedings.

Publications and the web
The interim report, the annual report, the stakeholder report and summary financial statement remain the primary means the board has of communicating during the year with all of the company’s shareholders. However, the board recognises the importance of the internet as a means of communicating widely, quickly and cost-effectively. A library of information about the company is available 24 hours-a-day, world-wide at www.unitedutilities.com. Financial news releases are made available on the site contemporaneously with release through other news channels and anyone with an email address can register free of charge to receive an email alert upon the posting of each new release.

United Utilities Annual Report on Form 20-F 2004	1.4

Back to Contents

Appendix 2

Directors’ remuneration report

Reward philosophy
The group needs people of the right calibre able to meet and beat the challenges it faces, in order to ensure corporate success and to enhance shareholder value. Therefore, the group must ensure its remuneration arrangements attract and keep the right people.

The group’s overall philosophy is to:

–	attract, develop, motivate and keep talented people at all levels;
–	pay competitive salaries and benefits to all its staff;
–	encourage its staff to hold shares in the company; and
–	focus remuneration arrangements to help each business in the group meet its specific challenges.

When pay levels are set, account is taken of the work an employee does, what is paid in other companies for that work and how well the group’s businesses are performing. The board believes that share ownership is an effective way of bringing together the interests of employees and shareholders. The company promotes greater ownership of its shares by offering employees the opportunity to build up a shareholding through its share schemes – the ‘Sharesave’ SAYE share option scheme and the share incentive plan, ‘ShareBuy’. Senior executives also have the opportunity to acquire shares through the group’s performance share plan.

NON-EXECUTIVE DIRECTORS
A committee of the board decides the remuneration of the non-executive directors (other than the chairman). Its members are the chairman (Sir Richard Evans) and the executive directors (John Roberts, Simon Batey, Charlie Cornish and Gordon Waters). The committee may take independent advice. It is also advised by the group’s human resources director (Linda Booth). The committee did not meet during the year. The remuneration committee decides the remuneration of the chairman. The chairman’s remuneration was not reviewed during the year.

Terms of appointment
Non-executive directors are appointed for an initial period of three years, which may be renewed for further three-year terms thereafter. However, as with all directors, they are subject to re-appointment at an annual general meeting at least every three years. After nine years in office a non-executive director will be required to seek re-appointment each year at the annual general meeting. They do not have contracts of service and, in the event of early termination of their appointment for whatever reason, they are not entitled to compensation. The letters of appointment of non-executive directors are made available for inspection at the company’s registered office. They set out the expected time commitment and non-executives agree to devote sufficient time to meet what is expected of them.

Table 1: Non-executive directors’ terms of appointment

	Date first	Date of last	Re-appoint	Compensation
	appointed	appointment	no later than	Notice	upon early
	to board	AGM in	AGM in	period	termination

Sir Richard Evans	01.09.1997	2001	2004	none	none

Sir Peter Middleton	01.01.1994	2001	2004	none	none

Norman Broadhurst	01.04.1999	2002	2005	none	none

Jane Newell	01.09.1996	2003	2006	none	none

Andrew Pinder	01.09.2001	2002	2005	none	none

John Seed	01.03.1996	2002	2005	none	none

Policy statement on non-executive directors’ remuneration
The company’s policy is to pay annual fees that reflect the responsibilities placed upon the non-executive directors. Fees are reviewed periodically. When reviewing fees, account is taken of the level of fees paid in companies of similar size and complexity. There are separate annual fees for the chairman, deputy chairman and the other non-executive directors. Additional fees are paid to the chairmen of the audit and remuneration committees (Norman Broadhurst and John Seed respectively). The fee paid to Jane Newell includes an amount to reflect additional responsibilities as chairman of the trustees of the company’s major pension schemes.

Non-executive directors do not participate in any annual bonus or incentive plan, the pension scheme, the healthcare arrangements, the company’s long term incentive plans, Sharesave scheme or ShareBuy. The company repays the reasonable expenses they incur in carrying out their duties as directors.

Non-executive directors’ remuneration
With the exception of the chairman, non-executive directors’ fees were increased with effect from 1 May 2004. The base fee to be paid is now £45,000 a year. The annual fee to be paid to Sir Peter Middleton, deputy chairman, is £80,000 and the additional fee to be paid to Jane Newell is £30,000 a year. The additional fee to be paid to the chairmen of the audit and remuneration committees is £10,000 and £7,500 a year respectively. From 1 July 2004, the chairman’s fee will increase to £198,000 a year. The next review is due in September 2005 and annually thereafter. Non-executive directors’ remuneration for the year to 31 March 2004 is set out in table 2.

Table 2: Non-executive directors’ fees (audited information)
		Total fees

	2004	2003
	£’000	£’000

Sir Richard Evans	180.0	180.0

Norman Broadhurst	40.0	39.6

Sir Peter Middleton	60.0	59.2

Jane Newell	55.0	54.2

Andrew Pinder	35.0	34.6

John Seed	40.0	39.6

Total	410.0	407.2

EXECUTIVE DIRECTORS

The remuneration committee
The remuneration committee makes recommendations to the board on the group’s framework of executive remuneration and its cost. The committee approves, on the board’s behalf, the general recruitment terms, remuneration benefits, employment conditions and severance terms for executive management. It decides the specific recruitment terms, remuneration benefits, employment conditions, pension rights, compensation payments and severance terms for the executive directors and for other senior executives.

The committee’s members are John Seed (Chairman), Norman Broadhurst, Sir Richard Evans (to 30 March 2004), Sir Peter Middleton, Jane Newell and Andrew Pinder, all independent non-executive directors. They have no personal financial interest in the company other than as shareholders and the fees paid to them as non-executive directors. They have no conflicts of interest arising from cross directorships and are not involved in the day-today running of the group’s businesses. The committee’s terms of reference are available to shareholders on request and are on the company’s web site at www.unitedutilities.com.

During the year, the committee appointed New Bridge Street Consultants LLP to advise it on executive remuneration. They have no other connection with the company. Mercer Human Resource Consulting also advised the committee. They are also the actuaries to one of the company’s pension schemes (United Utilities Pension Scheme) and advise the company on matters relating to its operation. Addleshaw Goddard provide legal advice on the operation of the group’s share incentive and share option plans, including drafting the rules and advising on their interpretation. They also provide general legal advice to the company and other companies in the group.

The committee is assisted by the chief executive (John Roberts), who is consulted on proposals relating to the remuneration of the other executive directors and senior executives and by the group human resources director.

United Utilities Annual Report on Form 20-F 2004	2.1

Back to Contents

Appendix 2

Directors’ remuneration report continued

The chief executive and group human resources director attend meetings except when the committee discusses matters relating to their own remuneration.

In its work, the committee considers fully the principles of good governance and the code of best practice. The committee met eight times in the year to 31 March 2004. Details of individual attendance at the meetings is stated in the corporate governance report on page 22.

The board accepted the committee’s recommendations without amendment. The chairman of the board ensures the company talks to its major shareholders, when appropriate, about matters relating to remuneration.

Policy statement on executive directors’ remuneration
The board’s policy for executive directors’ and senior executives’ remuneration is to:

–	pay a basic salary which competes with other companies of about the same size and complexity;

–	use short and long-term incentives to encourage executives to outperform key targets, thereby giving them the opportunity to increase their earnings;

–	encourage executives to hold shares in the company; and

–	overall, reward executives fairly and responsibly for their contribution to the group’s short and long-term performance and avoid paying more than is necessary for achieving this objective.

In deciding the executive directors’ total remuneration package and individual elements of it, the remuneration committee assesses where the company should be positioned relative to other companies. It makes appropriate comparisons but treats them with caution. The company aims to pay about the market median but may pay more for an outstanding performer or to attract executives of the right calibre. Earnings may be increased through the operation of annual and long-term incentive plans.

The incentive plans are designed to encourage and reward out-performance. They link executives’ rewards directly to the group’s performance and shareholders’ interests. The company expects executive directors and other senior executives to acquire and hold shares at least to the value of their basic salary. To assist them in satisfying this minimum share ownership target, it may pay incentive awards partly or wholly in shares.

The committee aims to achieve an appropriate balance between fixed and variable rewards. Fixed rewards include:

–	basic salary;

–	a car allowance or company car and fuel for private mileage;

–	medical insurance; and

–	pension benefits.

The taxable value of the car, fuel, medical insurance and life insurance element of pension benefits are included in ‘other benefits’ in table 3. Variable rewards take the form of the annual bonus and the performance share plan. These rewards are performance based and provide each executive director with the opportunity to earn up to a further 60 per cent and 80 per cent of basic salary respectively each year. Together, this is almost 60 per cent of their total annual reward opportunity (excluding pension benefits). Detailed policy in relation to each element of executive directors’ remuneration is set out below. The board continually reviews its policy in the light of emerging best practice.

Table 3: Executive directors’ remuneration (audited information)

		A		B		C				D

									Long-term incentive
									vesting during the year
	Gross salary		Annual bonus		Other benefits		Total emoluments		ended 31 March

	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

John Roberts	467.5	429.2	280.5	228.2	35.6	30.6	783.6	688.0	227.7	–

Simon Batey	317.5	291.7	190.5	155.1	18.0	17.9	526.0	464.7	186.1	–

Charlie Cornish	42.3	–	25.4	–	80.8	–	148.5	–	–	–

Les Dawson	–	222.9	–	118.6	–	19.7	–	361.2	118.0	–

Gordon Waters	259.2	221.7	155.5	117.9	26.7	24.2	441.4	363.8	130.2	–

Total	1,086.5	1,165.5	651.9	619.8	161.1	92.4	1,899.5	1,877.7	662.0	–

Notes:
•	John Roberts was the highest paid director in the year ended 31 March 2004.

•	Les Dawson resigned from the board on 25 March 2003 and ceased employment with the company on 31 August 2003. His emoluments for 2003 relate to the period up to and including the date of his resignation as a director. The value of the long-term incentive vesting during the year ended31 March 2004 relates to the full performance period to 31 March 2003.

•	The value of the long-term incentive vesting during the year ended 31 March 2004 is based on the share price when the options were exercised.

•	Charlie Cornish was appointed to the board on 27 January 2004. His other benefits during the year ended 31 March 2003 include a non-pensionable salary supplement of £3,332 to compensate him for lost pension benefits from his previous employment and relocation costs of £74,043.

2.2	United Utilities Annual Report on Form 20-F 2004

Back to Contents

Appendix 2

A Salary
The committee reviews salaries each year taking account of group and personal performance. Any changes are made with effect from 1 September. The committee commissions independent assessments of market rates based on the practice of other utility companies and companies of a similar size and complexity. The committee also takes account of the levels of pay awards elsewhere in the group. Following its annual review in 2003, the committee agreed the following changes to the annual salaries of executive directors:

Table 4: Executive directors’ salary review

	1 September 2003	1 September 2002
	£’000	£’000

John Roberts	480.0	450.0

Simon Batey	330.0	300.0

Gordon Waters	280.0	230.0

Note:
• Charlie Cornish was appointed to the board on 27 January 2004. His annual salary • is £235,000.

B Annual bonus
The annual bonus is designed to motivate executive directors and other senior executives to achieve the group’s key operational and strategic objectives. The maximum award is 60 per cent of annual salary. Directors are rewarded according to the company’s financial and non-financial performance for the year and the achievement of individual targets. Targets are set each year. The non-financial and individual targets may include personal objectives, measures related to customer service and environmental performance and performance against other key stakeholder measures. Annual bonus awards may be made partly or wholly in shares where a participant has still to satisfy the company’s minimum share ownership target.

(a) 2004/05
The financial performance measures to be used for determining annual bonuses for 2004/05 are profit before exceptional items, interest and tax (PBEIT) and profit before exceptional items and tax (PBET). A maximum award of 24 per cent of salary is allocated to each measure. One quarter of the maximum awards becomes payable when threshold targets are met. Awards increase in value on a straight line basis until half of the maximum award is payable for achieving an intermediate target midway between the threshold and stretch targets. Awards continue to increase in value on a straight line basis between the intermediate and stretch targets at which point the maximum award is payable. Thus, there is greater incentivisation to achieve stretch targets. The stretch targets are demanding and achievement represents results which are in excess of expectations. One fifth of the annual bonus, accounting for 12 per cent of salary, will depend on achieving improvements in the group’s score in the Business in the Environment’s BiE Index, the group’s employee opinion survey and the achievement of individual objectives.

(b) 2003/04
The financial measures for the determination of annual bonuses for 2003/04 were also PBEIT and PBET. The maximum bonus opportunity allocated to each of these targets was 24 per cent, the same as for 2004/05. The stretch PBET and PBEIT targets were achieved. The total payable for performance against financial targets was, therefore, 48 per cent. Non-financial targets accounted for up to 12 per cent of salary. Six per cent was based on the achievement of individual objectives, three per cent on the group score in the BiE index and three per cent on scores in the 2003/04 employee opinion survey. Each director achieved their individual objectives and the environmental and employee-related targets were achieved. Therefore 12 per cent bonus was payable bringing the overall bonus payable to a total of 60 per cent of salary.

(c) Prior year annual bonuses paid in deferred shares
Half of the value of the 2001 annual bonus awards for executive directors were satisfied by the grant of contingent rights to receive shares in the company to be purchased in the market by the company’s employee share trust. The right to these shares may be forfeited in certain circumstances if an executive is not in the company’s employment when the shares are due to be transferred to him from the trust in June 2004.

The company does not match the number of deferred shares and there are no additional performance measures associated with the release of these shares (see table 5).

Table 5: Executive directors’ contingent interests in deferred shares relating to past bonus awards (audited information)

						Contingent interest		Contingent interest		Shares transferred		Contingent
	Award in	Contingent interest in		Contingent interest in		in shares at		in shares added		to executive		interest in shares
	respect of	shares at date of award		shares at 1 April 2003		27 August 2003		during the year		during the year		at 31 March 2004

		No.	Value £’000	No.	Value £’000	No.	Value £’000	No.	Value £’000	No.	Value £’000	No.	Value £’000

John Roberts	2001	12,906	84.15	15,264	91.8	17,655	81.1	1,789	8.5	–	–	19,444	100.9

Simon Batey	2001	10,766	70.2	12,732	76.6	14,726	67.7	1,492	7.1	–	–	16,218	84.2

Gordon Waters	2001	7,484	48.8	8,850	53.2	10,236	47.0	1,037	4.9	–	–	11,273	58.5

Notes:
•	The awards were made on 1 June 2001 under the terms of the deferred share plan whereby 50 per cent of the value of the annual bonus was paid as contingent shares based on a share price of 652.0 pence. This was the average of the mid-market price of a share for the three business days immediately prior to 1 June 2001.

•	The value of the contingent interest in shares on 1 April 2003 is based on the mid-market price of a share on that day of 601.5 pence.

•	The number of shares comprising the contingent interest in shares at 27 August 2003 incorporates an adjustment to take account of the rights issue. The values of the shares comprising awards based on the last quoted cum rights share price of 531.5 pence was divided by the theoretical ex-rights price of 459.54 pence to determine the revised numbers of shares comprising awards shown above.

•	The contingent interest in shares added during the year is calculated by taking the values of notional dividends payable on 29 August 2003 and 9 February 2004 on the shares in trust and dividing by the mid-market price of a share on those dates. These were 466.5 pence and 484.5 pence respectively.

•	The value of the contingent interest in shares on 31 March 2004 is based on the mid-market price of a share on that day of 519.0 pence.

United Utilities Annual Report on Form 20-F 2004	2.3

Back to Contents

Appendix 2

Directors’ remuneration report continued

C Other benefits
Directors are paid a car allowance (or have the use of a company car where business use warrants it), are reimbursed fuel for business and private use and are provided with medical and life insurance. Charlie Cornish is paid a non-pensionable salary supplement of £18,500 a year to compensate him for the reduction in employer contribution rate to his pension scheme relative to his previous employment.

D Long-term incentives
It is the board’s policy that shareholders will be invited specifically to approve all new long-term incentive schemes (as defined in the Listing Rules) and significant changes to existing schemes, save in the circumstances permitted by the Listing Rules.

The performance share plan, adopted at the annual general meeting held on 21 July 2000, is the long-term incentive scheme for executive directors and a restricted number of other senior executives. Participation is at the discretion of the plan’s trustee (United Utilities Employee Share Trust Limited) on the recommendation of the remuneration committee. Each year, participants may be awarded a right to acquire shares (or, at the discretion of the trustee, the cash equivalent) normally worth up to 80 per cent of their annual salary at the date of the award, at no cost to them. The number of shares awarded is based on the market price of a share at that time. A resolution will be proposed at the annual general meeting to be held in July 2004 seeking shareholder approval to increase the maximum value of an award to 100 per cent of annual salary.

The proportion of the award that will vest depends on the group’s performance against specified targets over a performance period. This period is usually not less than three years’ duration, beginning at the start of the financial year during which the award is made.

The extent to which awards granted to date vest depends on (a) the company’s total shareholder return (TSR) performance when compared with the TSR performance of a group of other companies over three year performance periods and (b) underlying business performance. TSR is widely accepted as an easily understood and externally verifiable measure of a shareholder’s return. Relating awards to the company’s relative TSR performance supports the policy objectives of linking executives’ rewards directly to the group’s performance and shareholders’ interests and giving executives the opportunity to increase their earnings by meeting and out-performing key long-term measures.

The inclusion of appropriate companies in the comparator group is critical for relative performance to be meaningful. However, it is also important that the comparator group should be of a reasonable size to avoid the performance of a few companies having a disproportionate impact on the outcome of the plan, to be able to accommodate changes in the comparator group and to avoid too high a leverage between the company’s relative position in the group and the proportion of the award that vests. The remuneration committee determines the composition of the comparator group when awards are granted each year. It has the discretion to make subsequent adjustments to the group or the period over which relative TSR is measured during the performance period, for example, following a takeover bid or merger/demerger announcement to maintain the integrity of the plan. During the year, the remuneration committee considered the treatment of changes affecting companies in the comparator groups for awards made in 2001/02 and after where the respective performance periods had not finished. These are reported below.

No award will vest if the company’s TSR performance is below the median for the comparator group. If the company’s TSR performance is between median and upper quartile, the proportion of the maximum award which the participant may receive will be calculated on a straight-line basis between 33 per cent and 100 per cent.

However, awards will not vest unless the remuneration committee is satisfied that the company’s recorded TSR performance is consistent with the achievement of appropriate measures of underlying business performance.

(a) 2004/05 grant
It is proposed to apply the above performance conditions to awards to be granted during 2004/05 and that each director is awarded an option to acquire shares worth up to 80 per cent of their annual salary. It is expected that for the 2004/05 award, the TSR comparator group will comprise the following 16 companies in addition to United Utilities: AMEC, AWG, BAA, Balfour Beatty, BG Group, BT Group, Centrica, International Power, Kelda Group, National Grid Transco, Northumbrian Water, Pennon Group, Scottish & Southern Energy, Scottish Power, Severn Trent, and Viridian. In addition, three smaller companies, Bristol Water, East Surrey Holdings and International Energy Group, will be included as a notional combined 17th company made up in proportion to their market capitalisations at the start of the performance period. The performance period will be 1 April 2004 to 31 March 2007. Awards will vest after the end of the performance period provided that the remuneration committee is satisfied that the company’s recorded TSR performance is consistent with the achievement of appropriate measures of underlying business performance.

(b) 2003/04 grant
During the year awards to a maximum value of 80 per cent of annual salary were made to directors in respect of the 2003/04 performance share plan. The extent to which awards vest will be based on the company’s TSR performance relative to the comparator group of companies over the period 1 April 2003 to 31 March 2006. At the beginning of the performance period the comparator group comprised the following 15 companies in addition to United Utilities: BAA, BG Group, Boots Company, British Energy, Centrica, International Power, J Sainsbury, Kelda Group, Morrison Supermarkets, National Grid Transco, Scottish & Southern Energy, Scottish Power, Severn Trent, Tesco and Viridian. There have been no changes during the year. The test against measures of underlying business performance will take account of performance against the earnings per share, dividend cover and interest cover targets for 2005/06 set out in the group’s five-year business plan to 2007/08. The awards are scheduled to vest after 31 March 2006.

(c) 2002/03 grant
The extent to which awards vest will be based on the company’s TSR performance relative to the comparator group of companies over the period 1 April 2002 to 31 March 2005. At the beginning of the performance period the comparator group comprised the following 18 companies in addition to United Utilities: AWG, BAA, BG Group, Boots Company, British Energy, Centrica, International Power, J Sainsbury, Kelda Group, Lattice Group, Morrison Supermarkets, National Grid Group, Safeway, Scottish & Southern Energy, Scottish Power, Severn Trent, Tesco and Viridian. The merger of National Grid Group and Lattice Group occurred within the first three months of the performance period. Lattice Group has, therefore, subsequently been excluded from the group. Takeover activity affecting Safeway and AWG occurred after the first three months of the performance period. They have, therefore, been retained in the group and United Utilities’ TSR performance relative to them will be compared from the beginning of the performance period until the day before takeover activity announcements. The test against measures of underlying business performance will be determined by performance against the earnings per share, dividend cover and interest cover targets for 2004/05 set out in the group’s five-year business plan to 2006/07. The awards are scheduled to vest after 31 March 2005.

(d) 2001/02 grant
The extent to which awards vest will be based on the company’s TSR performance relative to the comparator group of companies over the period 1 April 2001 to 31 March 2004. At the beginning of the performance period the comparator group comprised the following 24 companies in addition to United Utilities: AWG, BAA, BG Group, Boots Company, British Energy, Capita Group, Centrica, Daily Mail & General Trust, Dixons Group, Imperial Tobacco Group, International Power, J Sainsbury, Kelda Group, Lattice Group, National Grid Group, Powergen, Railtrack, Safeway, Scottish & Newcastle, Scottish & Southern Energy, Scottish Power, Severn Trent, Viridian and Whitbread. Powergen was subsequently excluded from the comparator group as a result of the takeover bid announcement occurring

2.4	United Utilities Annual Report on Form 20-F 2004

Back to Contents

Appendix 2

within the first three months of the performance period. The announcements of the merger of National Grid Group and Lattice Group, the takeover bid for Safeway, takeover activity for AWG and the suspension of dealings in Railtrack shares occurred after the first three months of the performance period. All were retained in the comparator group. National Grid Group continued as National Grid Transco. United Utilities’ TSR performance relative to the other companies will be compared from the beginning of the performance period until the day before merger or takeover activity announcements and the date of Railtrack’s share suspension. The test against measures of underlying business performance will be determined by performance against the earnings per share, dividend cover and interest cover targets for 2003/04 set out in the group’s five-year business plan to 2005/06. The awards are scheduled to vest after 31 March 2004.

Details of directors’ continuing scheme interests in the performance share plan, including those awarded during the year, are set out in table 6.

Table 6: Executive directors’ continuing scheme interests in the performance share plan (audited information)

								Contingent scheme		Contingent scheme		Contingent scheme
								interest at 1 April		interest awarded		interest at 31 March
		Award details						2003 (note a)		during the year		2004 (note a)

				Maximum value		Market price
				at award date		of a share							Max.
			Performance			at award	Max. no.	Max. no.	Max. value	Max. no.	Max. value	Max. no.	value
		Award date	period	% of salary	£’000	pence	of shares	of shares	£’000	of shares	£’000	of shares	£’000

John Roberts

2001/02		9.7.01	1.4.01 to 31.3.04	80	256.0	652.0	39,263	39,263	236.2	–	–	45,412	235.7

2002/03		1.10.02	1.4.02 to 31.3.05	80	360.0	587.5	61,276	61,276	368.6	–	–	70,872	367.8

2003/04	Ordinary	29.9.03	1.4.03 to 31.3.06	80	360.0	469.0	57,843	–	–	57,843	271.3	57,843	300.2
	A shares			–	–	276.0	32,135	–	–	32,135	88.7	32,135	102.8

Total									604.8		360.0		1,006.5

Simon Batey

2001/02		9.7.01	1.4.01 to 31.3.04	80	208.0	652.0	31,901	31,901	191.9	–	–	36,897	191.5

2002/03		1.10.02	1.4.02 to 31.3.05	80	240.0	587.5	40,851	40,851	245.7	–	–	47,248	245.2

2003/04	Ordinary	29.9.03	1.4.03 to 31.3.06	80	240.0	469.0	38,556	–	–	38,556	180.8	38,556	200.1
	A shares					276.0	21,420	–	–	21,420	59.1	21,420	68.5

Total									437.6		239.9		705.3

Charlie Cornish

2003/04	Ordinary	7.1.04	1.4.03 to 31.3.06	80	188.0	490.0	28,710	–	–	28,710	140.7	28,710	149.0
	A shares					297.0	15,950	–	–	15,950	47.4	15,950	51.0

Total									–		188.1		200.0

Gordon Waters

2001/02		9.7.01	1.4.01 to 31.3.04	80	146.4	652.0	22,453	22,453	135.1	–	–	25,970	134.8

2002/03		1.10.02	1.4.02 to 31.3.05	80	184.0	587.5	31,319	31,319	188.4	–	–	36,224	188.0

2003/04	Ordinary	29.9.03	1.4.03 to 31.3.06	80	184.0	469.0	29,565	–	–	29,565	138.7	29,565	153.4
	A shares					276.0	16,425	–	–	16,425	45.3	16,425	52.5

Total									323.5		184.0		528.7

Notes:
(a)	The maximum values shown for 1 April 2003 and 31 March 2004 have been calculated using the mid-market price of a United Utilities PLC share on close of business on the relevant date (1 April 2003 = 601.5p; 31 March 2004 = 519.0p [ordinary share] and 319.75p [A share]).

(b)	The maximum number of shares comprising the contingent scheme interest at 31 March 2004 for the 2001/02 and 2002/03 awards incorporate an adjustment to take account of the rights issue. The values of the shares comprising awards based on the last quoted cum rights share price of 531.5 pence was divided by the theoretical ex-rights price of 459.54 pence to determine the revised numbers of shares shown above.

(c)	The market price of a share at award is the mid-market price of a United Utilities PLC share on close of business on the last trading day immediately prior to the award date. This is used to calculate the maximum number of shares comprised in the award.

(d)	The 2003/04 awards comprise ordinary and A shares in the ratio of 9:5 to reflect the rights offer to shareholders. The maximum value of the awards for John Roberts, Simon Batey and Gordon Waters were based on their annual salaries on the original intended date of award, 30 June 2003. Awards were not granted until 29 September 2003 because of dealing restrictions associated with the rights issue.

(e)	The above awards were granted as ‘option awards’, whereby the participant is granted an option to acquire the number of shares which vests under the plan. The options are exercisable over a period of three months from the vesting date. No consideration is payable by the executives either upon grant of the option award or its subsequent exercise.

United Utilities Annual Report on Form 20-F 2004	2.5

Back to Contents

Appendix 2

Directors’ remuneration report continued

(e) 2000/01 grant
During the year, awards granted under the 2000/01 plan vested.

The extent to which awards vested was based on the company’s TSR performance relative to the comparator group of companies over the period 1 April 2000 to 31 March 2003. At the beginning of the performance period the comparator group comprised the following 27 companies in addition to United Utilities: AWG, BAA, BG Group, Boots Company, British Energy, Capita Group, Centrica, Daily Mail & General Trust, Dixons Group, Flextech, Hyder, Imperial Tobacco Group, International Power, J Sainsbury, Kelda Group, National Grid Group, National Power, Powergen, Railtrack, Safeway, Scottish & Newcastle, Scottish & Southern Energy, Scottish Power, Severn Trent, Thames Water, Viridian and Whitbread. Flextech and National Power were subsequently excluded from the comparator group as a result of the takeover bid announcements prior to the beginning of the performance period. TSR calculations for Hyder, Powergen, Thames Water, Safeway and AWG were calculated up to the official date of takeover activity announcement and for Railtrack for the period to the share suspension date.

United Utilities’ TSR for the performance period was 12.04 per cent which placed it eighth out of 26, resulting in 88 per cent of the maximum award vesting and 12 per cent lapsing, subject to the additional measures of underlying business performance being satisfied. The test against measures of underlying business performance was determined by performance against the earnings per share, dividend cover and interest cover targets for 2002/03 set out in the group’s five-year business plan to 2004/05. The remuneration committee was satisfied that the TSR performance was consistent with measures of underlying business performance. The awards, therefore, vested in accordance with the company’s relative TSR performance.

Further details of directors’ scheme interests in the performance share plan, vested during the year, are set out in table 7.

Performance graph
The following graph compares the company’s annual total shareholder return (TSR) performance for the past five years against the FTSE 100 Index, the most appropriate broad equity market index. The TSR indices used in the chart have been calculated in accordance with the Directors’ Remuneration Report Regulations 2002 relative to a base date of 31 March 1999.

Total shareholder return

This graph shows the value, by 31 March 2004, of £100 invested in United Utilities on 31 March 1999 compared with the value of £100 invested in the FTSE 100 Index. The other points plotted are the values at intervening financial year ends.

Table 7: Executive directors’ scheme interests in the performance share plan vested during the year (audited information)

Contingent
scheme
interest
							Contingent		lapsed	Contingent
							scheme interest		during	scheme interest		Value of
		Award details					at 1 April 2003		the year	vested during the year		award at exercise

					Market							Market
				Maximum	price of							price of
				value at	a share							a share
	Award	Performance	% of	award date	at award	Max. no.	Max. no.	Max. value	No. of	No. of	Value	at exercise	Value
	date	period	salary	£’000	pence	of shares	of shares	£’000	shares	shares	£’000	pence	£’000

John Roberts

2000/01	29.3.01	1.4.00 to 31.3.03	80	256.0	607.5	42,139	42,139	253.5	5,057	37,082	228.1	614.0	227.7

Simon Batey

2000/01	29.3.01	1.4.00 to 31.3.03	80	208.0	607.5	34,238	34,238	205.9	4,109	30,129	185.3	617.5	186.1

Gordon Waters

2000/01	29.3.01	1.4.00 to 31.3.03	80	146.4	607.5	24,098	24,098	145.0	2,892	21,206	130.4	614.0	130.2

Notes:
•	The market price of a share at award is the mid-market price of a United Utilities PLC share on close of business on the last trading day immediately prior to the award date. This is used to calculate the maximum number of shares comprised in the award.

•	The maximum values shown for 1 April 2003 have been calculated using the mid-market price of a United Utilities PLC share of 601.5 pence on close of business on that date.

•	Awards vested on 4 June 2003 in respect of 88 per cent of the maximum number of shares under option and lapsed in respect of 12 per cent. The values for scheme interests vesting during the year have been calculated using the mid-market price of a United Utilities PLC share of 615 pence on close of business on that date.

•	The above awards were granted as ‘option awards’, whereby the participant was granted an option to acquire the number of shares which vests under the plan. The options are exercisable over a period of three months from the vesting date. No consideration is payable by the executives either upon grant of the option award or upon the subsequent exercise of the option. Simon Batey exercised his option on 10 June 2003 and John Roberts and Gordon Waters on 16 June 2003 over all of the shares that vested.

2.6	United Utilities Annual Report on Form 20-F 2004

Back to Contents

Appendix 2

Share options
The executive directors do not participate in the company share option plan 1999. They can participate in the all-employee Sharesave scheme. Neither the award nor the exercise of Sharesave options is dependent upon the satisfaction of performance conditions. Further details of Sharesave options are shown in table 8.

Pension arrangements
The United Utilities Pension Scheme is open to all eligible employees. It provides pensions and other benefits to members within Inland Revenue limits. John Roberts, Simon Batey and Gordon Waters are members of, and contribute to, the defined benefit section of the scheme. It provides a pension for them on normal retirement at age 60 equal to 1/30th of pensionable earnings for each completed year of service. The maximum pension is two thirds of pensionable earnings. Early retirement is possible from age 50 if the company agrees.

The Finance Act 1989 restricts the pension benefits that can be paid by the scheme to the executive directors as the earnings cap limits pensionable earnings for calculating benefits. The company has put in place separate arrangements, the effect of which is to provide pension benefits calculated on the same basis as for executives whose pensionable earnings are not limited by the cap. These arrangements are unfunded.

Although pension benefits are calculated on basic salary only, to protect his contractual entitlement, the calculations are adjusted for Gordon Waters, whose annual bonus had been pensionable before the incentive plan was introduced.

The pension benefits earned by directors during the year are shown in table 9 on page 33.

Since 1 July 2003, the defined benefits section of the pension scheme has been closed to newly recruited executive directors. They may join the defined contribution section of the scheme. Charlie Cornish is a member of, and contributes to, the defined contribution section of the pension scheme. The accrual of his pension benefits is limited by the earnings cap.

Table 8: Directors’ Sharesave options (audited information)

		Granted/(lapsed)	Exercised during	Rights issue	At 31 March	Exercise price		First date	Last date
	At 1 April 2003	during the year	the year	adjustment	2004	per share pence		exercisable	exercisable

John Roberts

Sharesave 2000	3,579	–	–	560	4,139	407.66	p	01.03.2005	31.08.2005

Total	3,579	–	–	560	4,139

Simon Batey

Sharesave 2001	1,740	–	–	272	2,012	481.16	p	01.03.2004	31.08.2004

Sharesave 2004		1,751	–		1,751	396.0	p	01.03.2007	31.08.2007

Total	1,740	1,751	–	272	3,763

Gordon Waters

Sharesave 2002	2,290	–	–	358	2,648	432.3	p	01.03.2007	31.08.2007

Sharesave 2003	331	–	–	51	382	423.66	p	01.03.2006	31.08.2006

Total	2,621	–	–	409	3,030

Notes:
•	The mid-market price of an ordinary share on 31 March 2004 was 519.0 pence and the range in the year was 453.75 pence to 629.5 pence. The mid-market price of an A share on 31 March 2004 was 319.75 pence and the range in the year was 262.0 pence to 332.0 pence. After adjusting for the rights issue, the ordinary share price range in the year was 453.75 pence to 544.27 pence.

•	No amount is payable by a participant for the grant of a Sharesave option.

•	The number of shares under option and the exercise prices (except for Sharesave 2004) were adjusted on 27 August 2003 to take account of the rights issue.

•	The aggregate notional gain made by directors on the exercise of options during the year (based on the difference between the mid-market price of a share on the day on which options were exercised and the exercise price) was £nil (2003 – £nil).

United Utilities Annual Report on Form 20-F 2004	2.7

Back to Contents

Appendix 2

Directors’ remuneration report continued

Table 9: Executive directors’ pension benefits (defined benefit scheme) (audited information)

					Increase in accrued pension during the year

	Accumulated total accrued				Transfer value	Total change	Accumulated total accrued
	pension at 1 April 2003				of increase	in transfer value	pension at 31 March 2004
			Increase net	Member	(net of member	(net of member
		Transfer value	of inflation	contributions	contributions)	contributions)		Transfer value
	£’000 p.a.	£’000	£’000 p.a. (1)	£’000	£’000 (2)	£’000 (3)	£’000 p.a.	£’000

John Roberts	51.2	818.5	18.7	14.9	305.2	386.6	71.4	1,219.9

Simon Batey	29.2	323.5	12.4	14.9	138.7	188.3	42.3	526.6

Gordon Waters	66.9	1,023.6	19.9	14.9	313.4	425.5	88.6	1,464.0

Notes:
•	Pension accruals shown are the amounts that would be paid annually on retirement based on service to the end of the year, or date of leaving employment or retirement if earlier.

•	Transfer values have been calculated in accordance with version 8.1 of guidance note GN11 issued by the actuarial profession.

•	The transfer value of the net increase in pension (2) represents the incremental value to the director of his service during the year, calculated on the assumption that service terminated at the year-end, or at date of leaving employment or retirement if earlier. It is based on the accrued pension increase (1) and is calculated after deducting the director’s contribution.

•	The change in the transfer value (3) includes the effect of fluctuations in the transfer value due to factors beyond the control of the company and directors, such as stock market movements. It is calculated after deducting the director’s contribution.

•	Voluntary contributions paid by directors and resulting benefits are not shown.

•	The transfer value represents a liability of the company to make pension payments in the future but not a sum paid to the individual.

•	During the year ended 31 March 2004, the company paid contributions for Charlie Cornish totalling £7,187 (2003 – £nil) to the defined contribution section of the pension scheme.

Contracts of service and compensation for termination
The company’s policy is that the executive directors normally have one-year notice periods. The company may offer a longer notice period if it considers that necessary to recruit a new director. If it offers an initial notice period of more than one year, it will usually reduce that to a rolling one-year notice period after the initial period has expired. All the current executive directors have one-year notice periods.

Contracts terminate automatically upon the director reaching age 60 (Charlie Cornish: 65) unless the company agrees that a director may continue to work after attaining age 60 (Charlie Cornish: 65). No special arrangements apply if there is a change of control.

Service contracts do not provide explicitly for termination payments (other than for holidays due but not taken), liquidated damages or payments in lieu of notice. If a contract is to be terminated, the remuneration committee will, in each circumstance, determine the compensation that may be paid after applying such mitigation it considers is fair and reasonable. It will take into account the best practice provisions of the Combined Code and will take legal advice on the company’s liability to pay compensation and the amount of the compensation in each case. Its policy is to take a robust line on reducing compensation to reflect departing directors’ obligations to mitigate loss. The committee reviews this policy each year. No changes were made during the year. Details of directors’ contracts are set out in table 10.

Table 10: Executive directors’ service contracts

	Date of contract	Unexpired term (to 60th birthday)	Notice period	Contractual compensation upon early termination

John Roberts	01.09.99	2 March 2006	12 months (rolling)	No explicit provision (other than payment for outstanding holidays)

Simon Batey	01.04.00	4 September 2013	12 months (rolling)	No explicit provision (other than payment for outstanding holidays)

Gordon Waters	01.03.96	6 June 2007	12 months (rolling)	No explicit provision (other than payment for outstanding holidays)

Charlie Cornish	05.01.04	30 November 2024	12 months (rolling)	No explicit provision (other than payment for outstanding holidays)

Note:
•	The unexpired term for Charlie Cornish is to his 65th birthday.

Approved by the board of directors on 19 May 2004 and signed on its behalf by

John Seed
Remuneration committee chairman

2.8	United Utilities Annual Report on Form 20-F 2004

Back to Contents

Appendix 3 Financial statements

Back to Contents

Appendix 3

Consolidated profit and loss account

		Before	Goodwill		Before	Goodwill		Before	Goodwill
		goodwill and	and		goodwill and	and		goodwill and	and
		exceptional	exceptional	2004	exceptional	exceptional	2003	exceptional	exceptional	2002
		items	items	Total	items	items	Total	items	items	Total
For the year ended 31 March	Note	£m	£m	£m	£m	£m	£m	£m	£m	£m

Turnover: group and share of joint ventures	2	2,115.5	–	2,115.5	1,920.5	–	1,920.5	1,871.6	–	1,871.6

Less: share of joint venture turnover	2	(55.5)	–	(55.5)	(41.7)	–	(41.7)	(85.4)	–	(85.4)

Group turnover		2,060.0	–	2,060.0	1,878.8	–	1,878.8	1,786.2	–	1,786.2

Net operating costs	3	(1,477.2)	(12.7)	(1,489.9)	(1,332.7)	(36.1)	(1,368.8)	(1,245.4)	(19.2)	(1,264.6)

Group operating profit		582.8	(12.7)	570.1	546.1	(36.1)	510.0	540.8	(19.2)	521.6

Share of operating profit of joint ventures	2, 13	14.3	(0.7)	13.6	15.6	(0.7)	14.9	12.5	(0.7)	11.8

Total operating profit	2	597.1	(13.4)	583.7	561.7	(36.8)	524.9	553.3	(19.9)	533.4

Profit on sale or termination of operations	4	–	4.3	4.3	–	34.0	34.0	–	–	–

Loss on disposal of fixed assets	4	–	(2.4)	(2.4)	–	–	–	–	–	–

Profit on ordinary activities before interest		597.1	(11.5)	585.6	561.7	(2.8)	558.9	553.3	(19.9)	533.4

Net interest payable and similar charges:

Group		(237.6)	–	(237.6)	(220.1)	–	(220.1)	(216.7)	–	(216.7)

Joint ventures	7, 13	(10.5)	–	(10.5)	(11.3)	–	(11.3)	(13.9)	–	(13.9)

	7	(248.1)	–	(248.1)	(231.4)	–	(231.4)	(230.6)	–	(230.6)

Profit on ordinary activities before taxation		349.0	(11.5)	337.5	330.3	(2.8)	327.5	322.7	(19.9)	302.8

Current taxation credit/(charge) on profit on ordinary activities	8			20.9			29.1			(16.4)

Deferred taxation credit/(charge) on ordinary activities	8			3.4			(85.9)			(23.0)

Taxation credit on exceptional items	8			0.8			9.4			–

Taxation on profit on ordinary activities	8			25.1			(47.4)			(39.4)

Profit on ordinary activities after taxation				362.6			280.1			263.4

Equity minority interest				(1.6)			(2.3)			(1.6)

Profit for the financial year	24			361.0			277.8			261.8

Dividends	9, 24			(315.3)			(264.8)			(260.9)

Retained profit for the financial year				45.7			13.0			0.9

Basic earnings per share	10			54.5p			45.8p			43.4p

Adjusted basic earnings per share	10			54.7p			42.2p			44.0p

Diluted earnings per share	10			52.1p			45.7p			43.3p

See accompanying notes to the accounts.

There were no differences between reported profits and historical cost profits on ordinary activities before taxation in any of the above financial years.

The results of subsidiary acquisitions have not been disclosed separately as they do not form a significant part of the group’s results.

All activities relate to continuing operations.

3.1	United Utilities Annual Report on Form 20-F 2004

Back to Contents

Appendix 3

Balance sheets

			Group		Company

		2004	2003	2004	2003
At 31 March	Note	£m	£m	£m	£m

Fixed assets

Intangible assets	11	116.1	69.2	–	–

Tangible assets	12	7,769.4	7,087.3	0.9	1.0

Investments in subsidiary undertakings	13	–	–	5,738.4	5,554.8

Investments in joint ventures:

– share of gross assets		300.5	220.8	–	–

– share of gross liabilities		(230.5)	(180.6)	–	–

	13	70.0	40.2	–	–

Other investments	13	3.0	19.4	–	3.9

		7,958.5	7,216.1	5,739.3	5,559.7

Current assets

Stocks	14	17.1	20.6	–	–

Debtors	15	493.9	446.9	1,363.6	1,842.7

Investments	16	1,007.8	668.9	637.5	37.1

Cash at bank and in hand		42.1	38.5	–	12.2

		1,560.9	1,174.9	2,001.1	1,892.0

Creditors: amounts falling due within one year	17	(1,374.8)	(1,424.1)	(1,140.2)	(1,659.7)

Net current assets/(liabilities)		186.1	(249.2)	860.9	232.3

Total assets less current liabilities		8,144.6	6,966.9	6,600.2	5,792.0

Creditors: amounts falling due after more than one year	18	(4,702.0)	(4,070.6)	(1,120.6)	(768.5)

Provisions for liabilities and charges	20	(339.7)	(345.0)	–	–

Net assets		3,102.9	2,551.3	5,479.6	5,023.5

Capital and reserves

Called up share capital	24	711.8	556.5	711.8	556.5

Share premium account	24	1,023.1	674.3	1,023.1	674.3

Profit and loss account	24	1,348.4	1,302.8	1,199.9	1,247.9

Other reserves	24	–	–	2,544.8	2,544.8

Equity shareholders’ funds		3,083.3	2,533.6	5,479.6	5,023.5

Equity minority interest		19.6	17.7	–	–

Capital employed		3,102.9	2,551.3	5,479.6	5,023.5

See accompanying notes to the accounts.

Approved by the board of directors on 19 May 2004 and signed on its behalf by

Sir Richard Evans	Simon Batey
Chairman	Group finance director

United Utilities Annual Report on Form 20-F 2004	3.2

Back to Contents

Appendix 3

Consolidated cash flow statement

		2004	2003	2002
For the year ended 31 March	Note	£m	£m	£m

Net cash inflow from operating activities	28	923.5	851.5	799.8

Income from joint ventures		1.2	2.8	2.1

Returns on investments and servicing of finance	29	(151.8)	(218.9)	(223.7)

Taxation		(2.6)	–	(2.4)

Capital expenditure and financial investment	30	(1,018.0)	(697.9)	(583.6)

Acquisitions and disposals

Acquisitions	31	(46.0)	(4.9)	(2.8)

Disposals	31	–	7.9	(7.0)

		(46.0)	3.0	(9.8)

Equity dividends paid		(281.2)	(262.0)	(256.1)

Cash outflow before use of liquid resources and financing		(574.9)	(321.5)	(273.7)

Management of liquid resources	32	(338.4)	(282.0)	13.4

Financing

Issues of shares	33	504.1	3.3	18.0

Increase in debt	33, 34	418.8	610.5	202.1

		922.9	613.8	220.1

Increase/(decrease) in cash		9.6	10.3	(40.2)

Reconciliation of net cash flow to movement in net debt

		2004	2003	2002
For the year ended 31 March	Note	£m	£m	£m

Increase/(decrease) in cash		9.6	10.3	(40.2)

Cash inflow from increase in debt and lease financing	33, 34	(418.8)	(610.5)	(202.1)

Cash outflow/(inflow) from management of liquid resources	32	338.4	282.0	(13.4)

Change in net debt resulting from cash flows	34	(70.8)	(318.2)	(255.7)

Exchange and other non-cash adjustments	34	6.3	5.1	1.3

Movement in net debt		(64.5)	(313.1)	(254.4)

Opening net debt		(3,373.9)	(3,060.8)	(2,806.4)

Net debt at 31 March	34	(3,438.4)	(3,373.9)	(3,060.8)

3.3	United Utilities Annual Report on Form 20-F 2004

Back to Contents

Appendix 3

Statement of total recognised gains and losses

				Group

		2004	2003	2002
For the year ended 31 March	Note	£m	£m	£m

Profit/(loss) for the period

Group		360.3	275.9	266.3

Joint ventures	13	0.7	1.9	(4.5)

	24	361.0	277.8	261.8

Currency translation adjustment on equity investment in Argentina	4, 24	–	(6.8)	(78.6)

Other exchange adjustments	24	2.2	4.0	0.9

Total recognised gains and losses since last annual report		363.2	275.0	184.1

Reconciliations of movements in equity shareholders’ funds

			Group		Company

	2004	2003	2002	2004	2003
For the year ended 31 March	£m	£m	£m	£m	£m

Profit for the period	361.0	277.8	261.8	269.6	601.8

Dividends	(315.3)	(264.8)	(260.9)	(315.3)	(264.8)

Retained profit/(loss) for the financial year	45.7	13.0	0.9	(45.7)	337.0

New share capital issued	504.1	3.3	18.0	504.1	3.3

Capitalisation of reserves in respect of shares issued via QUEST	–	–	(5.0)	–	–

Goodwill on business disposals	–	0.9	–	–	–

Currency translation adjustment on equity investment in Argentina	–	(6.8)	(78.6)	–	–

Own shares held in employee share trust	(2.3)	–	–	(2.3)	–

Other exchange adjustments	2.2	4.0	0.9	–	–

Net increase/(decrease) in equity shareholders’ funds for the year	549.7	14.4	(63.8)	456.1	340.3

Opening equity shareholders’ funds	2,533.6	2,519.2	2,583.0	5,023.5	4,683.2

Equity shareholders’ funds at end of the year	3,083.3	2,533.6	2,519.2	5,479.6	5,023.5

United Utilities Annual Report on Form 20-F 2004	3.4

Back to Contents

Appendix 3

Notes to the accounts

1	ACCOUNTING POLICIES

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the group’s financial statements.

(a)	Basis of preparation of financial statements
The consolidated financial statements of United Utilities PLC and its subsidiaries (the group) set out on pages 36 to 64 have been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards and the Companies Act 1985, except as noted below under item (h).

Unless otherwise stated, the acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

The preparation of financial statements in conformity with generally accepted accounting principles in the United Kingdom requires management to make estimates and assumptions that affect the:

–	reported amounts of assets and liabilities;

–	disclosure of contingent assets and liabilities at the date of the financial statements; and

–	reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates.

(b) Cash
In the consolidated cash flow statement and related notes, cash includes cash at bank, deposits repayable on demand and overdrafts. Deposits are repayable on demand if they are in practice available within 24 hours without penalty.

(c) Turnover
Turnover represents the income receivable in the ordinary course of business for goods or services provided. Where relevant, this includes an estimate of the sales value of units supplied to customers between the date of the last meter reading and the year end, exclusive of value added tax and foreign sales tax.

(d) Research and development
Expenditure on research and development is expensed as incurred.

(e) Pre-contract costs
Costs incurred in the development of activities are treated in accordance with UITF 34 ‘Pre-contract costs’, which requires that pre-contract costs should only be recognised as an asset after the point where it is virtually certain that a contract will be entered into with net cash inflows that will recover the costs capitalised. Such capitalised costs are amortised over the expected contract period.

(f) Goodwill
Purchased goodwill (both positive and negative) arising on consolidation in respect of acquisitions before 1 April 1998, when Financial Reporting Standard (FRS) 10 ‘Goodwill and intangible assets’ was adopted, was written off to reserves in the year of acquisition. When a subsequent disposal occurs, any related goodwill previously written off to reserves is written back through the profit and loss account as part of the profit or loss on disposal.

Purchased goodwill (representing the excess of the fair value of the consideration and associated costs over the fair value of the separable net assets acquired) arising on consolidation in respect of acquisitions post 1 April 1998 is capitalised. Positive goodwill is amortised to nil by equal annual instalments over its estimated useful life, generally not exceeding 20 years.

On the subsequent disposal or termination of a business acquired post 1 April 1998, the profit or loss on disposal or termination is calculated after charging/(crediting) the unamortised amount of any related goodwill/(negative goodwill).

In the company’s financial statements, investments in subsidiary undertakings and joint ventures are stated at cost less provision for any impairment.
(g) Tangible fixed assets
Tangible fixed assets comprise infrastructure assets (mains, sewers, impounding and pumped raw water storage reservoirs, dams, sludge pipelines and sea outfalls) and other assets (including properties, overground plant and equipment and electricity operational assets).

Infrastructure assets
Infrastructure assets comprise a network of water and wastewater systems. Expenditure on infrastructure assets relating to increases in capacity or enhancements of the network and on maintaining the operating capability of the network in accordance with defined standards of service is treated as an addition, which is included at cost after deducting related grants and contributions.

The depreciation charge for infrastructure assets is the estimated level of annual expenditure required to maintain the operating capability of the network, which is based on the group’s independently certified asset management plan.

Employee costs incurred in implementing the capital schemes of the group are capitalised within fixed assets.

Other assets
Additions are included at cost. Freehold land is not depreciated. Other assets are depreciated by writing off their cost less their estimated residual value evenly over their estimated economic lives, based on management’s judgement and experience, which are principally as follows:

Buildings	30-60 years

Operational assets	5-80 years

Fixtures, fittings, tools and equipment	3-40 years

Computer software	3-10 years

Carrying value of tangible fixed assets
The carrying values of fixed assets are reviewed for impairment wherever circumstances indicate that the carrying value of such assets may not be recoverable.

(h) Grants and contributions
Capital contributions towards infrastructure assets are deducted from the cost of those assets. This is not in accordance with Schedule 4 to the Companies Act 1985 under which the infrastructure assets should be stated at their purchase price or production cost and the capital contributions treated as deferred income and released to the profit and loss account over the useful life of the corresponding assets. The directors are of the opinion that, although provision is made for depreciation of infrastructure assets (see item (g) above), these assets have no finite economic lives and the capital contributions would therefore remain in the balance sheet in perpetuity. The treatment otherwise required by the Companies Act 1985 would not present a true and fair view of the group’s effective investment in infrastructure assets. The financial effect of this accounting policy is set out in note 12.

Grants receivable in respect of other tangible fixed assets are treated as deferred income, which is credited to the profit and loss account over the estimated economic lives of the related assets.

(i) Leased assets
Assets financed by leasing arrangements, which transfer substantially all the risks and rewards of ownership to the lessee (finance leases) are capitalised in the consolidated balance sheet and the corresponding capital cost is shown as an obligation to the lessor. Leasing repayments comprise both a capital and a finance element. Where the lease is of a fixed interest rate nature, the finance element is written off to the profit and loss account so as to produce an approximately constant periodic rate of charge on the outstanding obligation. Where the lease is of a floating interest rate nature, the finance element written off to the profit and loss account reflects the floating interest rate charge incurred during the period on the outstanding obligation. Such assets are depreciated over the shorter of their estimated useful lives and the period of the lease.

Operating lease rentals are charged to the profit and loss account on a straight line basis over the period of the lease.

3.5	United Utilities Annual Report on Form 20-F 2004

Back to Contents

Appendix 3

(j) Fixed asset investments
Fixed asset investments, except for investments in joint ventures, are stated at the lower of cost and recoverable amount. The consolidated profit and loss account includes the group’s share of the profits less losses, interest and taxation of joint ventures. The group balance sheet includes the investment in joint ventures at the group’s share of their net assets in accordance with FRS 9 ‘Associates and Joint Ventures’.

(k) Current asset investments
Current asset investments are stated at the lower of cost and net realisable value.

(l) Stocks
Stocks are stated at cost less any provision necessary to recognise damage and obsolescence.

Finished goods and goods for resale are stated at the lower of cost, including appropriate production overheads, and net realisable value.

(m) Pensions
The group operates a number of defined benefit schemes, which are independent of the group’s finances, for the substantial majority of its employees. Actuarial valuations of the schemes are carried out as determined by the trustees at intervals of not more than three years, the rates of contribution payable and the pension cost being determined on the advice of the actuaries, having regard to the results of these valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates.

The cost of providing pensions is expensed over employees’ working lives. Variations from regular cost are allocated over the average remaining service lives of current employees. Any difference between the charge to the profit and loss account in respect of funded plans and the contributions payable to each plan is recorded in the consolidated balance sheet as a prepayment or provision.

In addition, the group also operates a defined contribution scheme, for which the amount charged to the profit and loss account in respect of pension costs is the contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

The group has included the disclosure requirements of FRS 17 ‘Retirement Benefits’ in note 25, together with details of pension and funding arrangements.

(n) Foreign currency
Transactions in foreign currencies are recorded at the exchange rates ruling on the dates of the transactions, adjusted for the effects of any hedging arrangements. Assets and liabilities denominated in foreign currencies are translated into sterling at the relevant rates of exchange ruling at the consolidated balance sheet date.

On consolidation, the balance sheets of overseas subsidiaries and joint ventures are translated into sterling at exchange rates applicable at the year end. The profit and loss accounts are translated into sterling using the average rate. Exchange differences resulting from the translation of such balance sheets at rates ruling at the beginning and end of the year, together with the differences between profit and loss accounts translated at average rates and rates ruling at 31 March, are dealt with as movements on group reserves.

Where net investments in overseas subsidiaries are matched in whole or in part by foreign currency borrowings, the exchange differences arising on the re-translation of such borrowings are also recorded as movements on group reserves to the extent allowed by Statement of Standard Accounting Practice (SSAP) 20 ‘Foreign Currency Translation’. Any excess is taken to the profit and loss account.

(o) Taxation
Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred. Timing differences are differences between the group’s taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax is measured on a discounted basis to reflect the time value of money over the period between the balance sheet date and the dates on which it is estimated that the underlying timing differences will reverse. The discount rates used reflect the post-tax yields to maturity that can be obtained on government bonds with similar maturity dates and currencies to those of the deferred tax assets or liabilities.

(p) Joint ventures
Joint ventures are entities in which United Utilities PLC holds an interest on a long-term basis and which are jointly controlled with one or more other parties under a contractual arrangement. The group’s share of profits less losses of joint ventures is included in the profit and loss account on the gross equity accounting basis.

(q) Financial instruments
Debt instruments
New borrowings are stated at net proceeds received after deduction of issue costs. The issue costs of debt instruments are amortised at a constant rate over the life of the instrument.

Interest rate swaps and financial futures
Interest rate swap agreements and financial futures are used to manage interest rate exposure. Instruments that are designed as a hedge of a debt are accounted for on an accruals basis, with amounts payable or receivable in respect of these instruments being recognised as adjustments to interest expense of the designated liability.

Realised gains and losses that occur from the early termination of such instruments designated as a hedge are deferred and are amortised to interest expense over the period of the hedged position, to the extent that the originally designated liability remains outstanding.

In order to qualify for hedge accounting, the notional amount of the group’s interest rate swaps and financial futures must not exceed the amount of its existing variable rate debt, must change the interest rate characteristics of the underlying debt and the contractual maturities cannot exceed the maturities of the debt.

Currency swaps
The group enters into currency swaps to manage its exposure to fluctuations in currency rates. Principal amounts are revalued at exchange rates ruling at the date of the group balance sheet and included in the sterling value of debt. In order for such swaps to qualify for hedge accounting, the forward contract/currency swap must relate to an existing asset, liability or firm commitment, be in the same currency as the hedged item and reduce the risk of foreign currency exchange movements to the group’s operations. Where they do, exchange gains and losses are taken directly to reserves and are included in the statement of total recognised gains and losses in accordance with SSAP 20 ‘Foreign Currency Translation’.

(r)	Share-based compensation arrangements
Shares issued as a result of the exercise of options granted in accordance with the rules of the schemes (see note 24) are recorded in share capital and share premium at their exercise price at the date the option is exercised. A compensation expense is recorded in respect of the executive share option schemes for the difference, if any, between the exercise price and the share price at the date of grant.

The costs of short-term and long-term incentive awards to executive directors in accordance with the incentive plan (see the report on remuneration) are expensed on a straight line basis over the period in which performance is measured. The amount to be expensed is based upon management’s estimate of the probability that the performance criteria will be met.

United Utilities Annual Report on Form 20-F 2004	3.6

Back to Contents

Appendix 3

Notes to the accounts continued

In respect of the group’s Sharesave schemes, no compensation expense is recorded for the difference between the exercise price and the share price at the date of grant or exercise, as the group is taking advantage of the exemption permitted by UITF 17 ‘Employee share schemes’ in respect of Inland Revenue approved SAYE schemes.

(s) Environmental remediation
Environmental expenditure that relates to current or future revenues is expensed or capitalised as appropriate. Expenditure that relates to an existing condition caused by past operations and does not contribute to current or future earnings is expensed.

Liabilities for environmental costs are recognised when there is a legal or constructive obligation, environmental assessments or clean-ups are probable and the associated costs can be reasonably estimated. Generally, the timing of these provisions coincides with the commitment to a formal plan of actions or, if earlier, on divestment or on closure of inactive sites.

(t) Recent UK accounting pronouncements
UITF 37 ‘Purchases and sales of own shares’ issued in October 2003 requires the group’s holdings of its own shares to be accounted for as a deduction in arriving at shareholders’ funds, rather than to be recorded as assets. Purchases and sales of own shares, together with any profits or losses, are required to be shown as changes in shareholders’ funds. Profits and losses are not recognised in the profit and loss account.

UITF 38 ‘Accounting for ESOP Trusts’ issued in December 2003 brings the accounting for shares held within ESOP trusts and share schemes into line with the provisions of UITF 37 as above. It requires that an entity’s own shares held by an ESOP trust should be presented as a deduction from shareholders’ funds. The group has adopted UITF 38 during the year ended 31 March 2004, which did not require any prior period adjustments.

FRS 20 (IFRS 2) ‘Share based payments’ issued in February 2004 recognises that there is an expense when another party is given the right to shares of a company. The principle is that the accounting for a share-based payment transaction should reflect the ‘value’ of goods or services received for employee share transactions. The fair value should be measured as at the date of grant, being the date on which both parties have an understanding of the terms. When the grant is for past performance, the charge is recognised immediately. In all other cases it should be spread over the period from the grant date to the date when the other party has the right to the shares (the ‘vesting’ period). This accounting standard, along with the other International Financial Reporting Standards, is applicable for accounting periods beginning on or after 1 January 2005 and will be adopted by the group from 1 April 2005.

3.7	United Utilities Annual Report on Form 20-F 2004

Back to Contents

Appendix 3

2	SEGMENTAL INFORMATION

Turnover, total operating profit and net operating assets for each class of business and by geographical origin are set out below:

			Turnover 2(a)			Total operating profit 2(b)			Net operating assets 2(c)

			2004	2003	2002	2004	2003	2002	2004	2003	2002
	Note		£m	£m	£m	£m	£m	£m	£m	£m	£m

Continuing businesses:

Licensed multi-utility operations			1,300.7	1,230.1	1,208.9	519.6	502.8	529.6	7,107.7	6,553.7	6,200.3

Infrastructure management			446.9	397.1	385.9	67.8	58.8	30.0	132.6	82.8	113.0

Business process outsourcing			368.5	307.6	282.9	25.1	18.8	14.1	111.7	121.6	64.5

Telecommunications			185.6	161.7	150.4	(16.6)	(19.5)	(23.8)	227.2	197.1	217.4

Other activities			–	–	4.6	5.9	5.1	7.4	(46.8)	(46.9)	(58.1)

Corporate costs			–	–	–	(4.7)	(4.3)	(4.0)	–	–	–

			2,301.7	2,096.5	2,032.7	597.1	561.7	553.3	7,532.4	6,908.3	6,537.1

Goodwill amortisation	2(d	)	–	–	–	(8.8)	(7.5)	(8.0)	–	–	–

Inter-business eliminations	2(e	)	(186.2)	(176.0)	(161.1)	–	–	–	–	–	–

Continuing operations, before
exceptional charge			2,115.5	1,920.5	1,871.6	588.3	554.2	545.3	7,532.4	6,908.3	6,537.1

Exceptional items	2(f	)	–	–	–	(4.6)	(29.3)	(11.9)	–	–	–

			2,115.5	1,920.5	1,871.6	583.7	524.9	533.4	7,532.4	6,908.3	6,537.1

By geographical origin:	2(g	)

United Kingdom			2,051.5	1,868.3	1,784.6	569.2	515.3	521.7	7,465.0	6,862.1	6,487.6

Europe			18.9	12.5	10.1	3.4	2.1	3.8	40.7	32.0	35.4

Rest of the world			45.1	39.7	76.9	11.1	7.5	7.9	26.7	14.2	14.1

			2,115.5	1,920.5	1,871.6	583.7	524.9	533.4	7,532.4	6,908.3	6,537.1

The accounting policies for each segment are the same as those appearing on pages 40 to 42.

(a)	Turnover includes the group’s share of joint venture turnover of £55.5 million (2003 – £41.7 million; 2002 – £85.4 million) primarily relating to infrastructure management.

(b)	Total operating profit comprises group operating profit amounting to £570.1 million (2003 – £510.0 million; 2002 – £521.6 million) and share of operating profits of joint ventures of £13.6 million (2003 – £14.9 million; 2002 – £11.8 million).

For 2004, the above segmental analysis is combined with the non-operating exceptional credit of £1.9 million (2003 – £34.0 million; 2002 – £nil) as discussed in note 4 of the accounts, and net interest payable of £248.1 million (2003 – £231.4 million; 2002 – £230.6 million) as shown in note 7 of the accounts, to give profit on ordinary activities before taxation of £337.5 million (2003 – £327.5 million; 2002 – £302.8 million).

(c)	Net operating assets comprise fixed assets and net current assets excluding net debt, corporation taxation and dividends.

(d)	Goodwill amortisation for 2004 consists of £4.0 million relating to telecommunications (2003 – £3.4 million; 2002 – £4.4 million), £3.8 million relating to business process outsourcing (2003 – £2.8 million; 2002 – £2.3 million) and £1.0 million relating to infrastructure management (2003 – £1.3 million; 2002 – £1.3 million).

(e)	The inter-business eliminations are principally from business process outsourcing and infrastructure management primarily to the licensed multi-utility operations, substantially within the United Kingdom.

(f)	Business restructuring costs in 2004 of £4.6 million relate to costs arising from the Eurocall acquisition. In 2003, severance costs of £3.8 million related to telecommunications and in 2002, severance costs of £11.9 million related to licensed multi-utility operations.

In 2003, in accordance with FRS 11 ‘Impairment of fixed assets and goodwill’ the group carried out a review to determine whether there had been an impairment of its tangible and intangible fixed assets within its telecommunications business, Your Communications. The carrying values of tangible and intangible fixed assets of each of Your Communications’ income generating units were compared to their recoverable amounts, being their values in use to the group. The values in use of the income generating units were calculated using discounted cash flow projections and a discount rate of 16 per cent on a pre-tax basis. The review resulted in an exceptional charge to operating profit in 2003 of £25.5 million (of which £10.9 million related to intangible fixed assets and £14.6 million related to tangible fixed assets) and an exceptional tax credit of £5.6 million.

(g)	The geographical destination of turnover does not differ materially from the geographical origin analysis above.

United Utilities Annual Report on Form 20-F 2004	3.8

Back to Contents

Appendix 3

Notes to the accounts continued

3	NET OPERATING COSTS

			2004	2003	2002
	Note		£m	£m	£m

Employee costs:	3(a	)

Wages and salaries			383.0	329.8	326.0

Social security costs			30.9	24.6	24.8

Pension contributions	25		11.2	8.2	5.0

			425.1	362.6	355.8

Capital schemes and charges against provisions			(72.0)	(69.8)	(67.6)

			353.1	292.8	288.2

Depreciation:	3(b	)

Owned fixed assets			366.2	345.6	312.2

Fixed assets held under finance leases			1.8	4.2	4.4

Amortisation of intangible assets			8.1	7.1	7.4

			376.1	356.9	324.0

Other operating costs

Auditor’s remuneration			0.6	0.5	0.4

Research and development			0.8	0.8	1.5

Operating leases:

– hire of plant and machinery			5.9	4.5	4.1

– land and buildings			10.0	8.2	7.5

Cost of sales			495.6	451.2	423.2

Rents and rates			65.4	75.7	68.0

General, administration and other costs			193.4	163.8	147.7

			771.7	704.7	652.4

Other income	5		(15.6)	(14.9)	(11.9)

			756.1	689.8	640.5

Net operating costs before exceptional items			1,485.3	1,339.5	1,252.7

Exceptional items:

– business restructuring	3(a	)	4.6	3.8	11.9

– adjustment to the carrying value of telecommunications assets	3(b	)	–	25.5	–

Total net operating costs			1,489.9	1,368.8	1,264.6

Fees paid or payable to Deloitte & Touche LLP and its associates for non-audit services during the year were £1.2 million (2003 – £0.5 million) primarily relating to regulatory returns, work associated with raising debt and equity finance, due diligence and tax work. Further analysis of non-audit fees is included within the Corporate Governance section of this report. The audit fee for 2004 in relation to the company amounted to £81,000 (2003 – £74,000).

Information relating to the emoluments, long-term incentives, share options and pension entitlements of the directors is contained in the report on remuneration.

(a)	Employee costs are included above on a gross basis before removing those components capitalised in connection with the group’s capital schemes. The adjustments made in the above table for ‘Capital schemes’ are capitalised during the relevant period and included within tangible fixed asset additions.

Employee costs including business restructuring exceptional items amount to £357.7 million (2003 – £296.6 million; 2002 – £300.1 million).

(b)	Total depreciation and amortisation (including for 2003, the exceptional adjustment to the carrying value of telecommunications assets) amounts to £376.1 million (2003 – £382.4 million; 2002 – £324.0 million).

3.9	United Utilities Annual Report on Form 20-F 2004

Back to Contents

Appendix 3

4	NON-OPERATING EXCEPTIONAL ITEMS

	2004	2003	2002
	£m	£m	£m

Profit on sale or termination of operations	4.3	34.0	–

Loss on disposal of fixed assets	(2.4)	–	–

	1.9	34.0	–

IEBA, the Argentine electricity utility for which United Utilities has been technical operator, and in which the group has a minority interest, defaulted on its repayments to bondholders in September 2002. There is no recourse to United Utilities in respect of these debts and the group has no further balance sheet exposure to IEBA. Following the Argentine government’s dissolution of the Peso/US Dollar link, the subsequent devaluation of the Argentine Peso and the restrictions placed on the utility’s pricing policies, there was no expectation of a financial restructuring of the utility in which United Utilities would choose to participate. United Utilities has notified IEBA and its majority shareholder, Gruppo Camuzzi, that it would neither inject any additional equity into the company nor, with the exception of meeting the group’s obligations under the technical support contract, participate in the future management of IEBA and its operating subsidiary, EDEA. United Utilities therefore concluded that it no longer had a participating interest in IEBA. The accounting provision that existed at 31 March 2002 in respect of the investment in Argentina was taken to the profit and loss account in 2003 which, along with the disposal of US Water and costs associated with withdrawing from infrastructure management in the Americas, gave rise to an exceptional credit of £34.0 million. In 2004, a further credit of £4.3 million has been recognised relating to the withdrawal from infrastructure management in the Americas.

5	OTHER INCOME

	2004	2003	2002
	£m	£m	£m

Profit on disposal of fixed assets	7.1	4.5	3.6

Net rents receivable	7.1	7.3	6.9

Dividend income	0.8	2.6	0.8

Other	0.6	0.5	0.6

	15.6	14.9	11.9

6	EMPLOYEES

	2004	2003	2002

Licensed multi-utility operations	4,684	4,269	4,368

Infrastructure management	2,381	2,163	2,076

Business process outsourcing	7,746	6,540	6,576

Telecommunications	709	681	743

Other activities	154	149	130

Average number of persons employed by the group during the year	15,674	13,802	13,893

7	NET INTEREST PAYABLE AND OTHER SIMILAR CHARGES

	2004	2003	2002
	£m	£m	£m

Interest payable:

Group:

– on bank loans, overdrafts and other loans	273.8	243.8	220.8

– on finance leases	2.9	2.2	8.0

Joint ventures	10.5	11.3	13.9

Total interest payable	287.2	257.3	242.7

Interest receivable and similar income	(39.1)	(25.9)	(12.1)

Net interest payable and other similar charges	248.1	231.4	230.6

United Utilities Annual Report on Form 20-F 2004	3.10

Back to Contents

Appendix 3

Notes to the accounts continued

8	TAXATION ON PROFIT ON ORDINARY ACTIVITIES

	2004	2003	2002
	£m	£m	£m

Ordinary tax:

Current tax:

UK corporation tax at 30 per cent	–	11.0	13.6

Overseas tax	3.2	0.1	0.4

Share of joint ventures’ tax	2.4	1.7	2.4

Prior years’ tax adjustments	(26.5)	(41.9)	–

Total ordinary current tax	(20.9)	(29.1)	16.4

Deferred tax:

Origination and reversal of timing differences	104.6	88.2	82.8

(Increase)/decrease in discount	(119.3)	0.3	(59.8)

Prior years’ tax adjustments	11.3	(2.6)	–

Total ordinary deferred tax	(3.4)	85.9	23.0

Total ordinary tax	(24.3)	56.8	39.4

Tax on exceptional items:

Current tax:

Exceptional tax on restructuring of businesses	–	(6.3)	–

Deferred tax:

Origination and reversal of timing differences	(0.8)	(4.5)	–

Decrease in discount	–	1.4	–

Total tax on exceptional items	(0.8)	(9.4)	–

Tax on profit on ordinary activities	(25.1)	47.4	39.4

The table below reconciles the notional tax charge at the UK corporation tax rate for the year to the actual current rate for taxation.

	2004	2003	2002
	£m	£m	£m

Profit on ordinary activities before tax	337.5	327.5	302.8

	%	%	%

UK corporation tax rate	30.0	30.0	30.0

Capital allowances in excess of depreciation	(41.3)	(24.2)	(28.6)

Other timing differences	10.5	(1.4)	1.7

Withdrawal from infrastructure management in the Americas	–	(4.0)	–

Prior years’ tax adjustments	(7.8)	(12.8)	–

Net costs not deductible for tax purposes	2.4	1.6	2.3

Actual current tax rate	(6.2)	(10.8)	5.4

9	DIVIDENDS

	2004	2003	2002
	£m	£m	£m

Ordinary shares:

Interim dividend of 14.43 pence per ordinary share (2003 – 15.5 pence; 2002 – 15.3 pence)	80.3	86.2	84.7

Final dividend of 29.88 pence per ordinary share proposed (2003 – 32.1 pence; 2002 – 31.7 pence)	166.5	178.6	176.2

A shares:

Interim dividend of 7.215 pence per A share	22.3

Final dividend of 14.94 pence per A share	46.2

	315.3	264.8	260.9

The first dividend for which the initial A shares ranked was for the 2003/04 interim dividend. The amount of this dividend is 50 per cent of that paid on an ordinary share.

3.11	United Utilities Annual Report on Form 20-F 2004

Back to Contents

Appendix 3

10	EARNINGS PER SHARE

	2004	2003	2002

Profit for the financial year attributable to ordinary shareholders	£361.0m	£277.8m	£261.8m

		Restated	Restated
	2004	2003	2002

Basic earnings per share	54.5p	45.8p	43.4p

Diluted earnings per share	52.1p	45.7p	43.3p

Adjusted basic earnings per share:	£m	£m	£m

Profit for the financial year attributable to ordinary shareholders	361.0	277.8	261.8

Adjustments:

Exceptional items:

– business restructuring	4.6	3.8	11.9

– non-operating exceptional items	(1.9)	(34.0)	–

– adjustment to the carrying value of telecommunications assets	–	25.5	–

Tax on exceptional items	(0.8)	(9.4)	–

Amortisation of goodwill	8.8	7.5	8.0

Adjusted profit for financial year attributable to ordinary shareholders	371.7	271.2	281.7

Adjusted basic earnings per share	54.7p	42.2p	44.0p

Basic earnings per share has been calculated by dividing profit for the financial year attributable to shareholders by 662.8 million, being the weighted average number of shares in issue during the year (2003 – 606.0 million; 2002 – 603.2 million).

For the purposes of calculating the weighted average number of shares used in the earnings per share calculations, the A shares have been treated as part-paid ordinary shares, two A shares being equivalent to one ordinary share.

Diluted earnings per share has been calculated by dividing profit for the financial year attributable to shareholders by 693.5 million, being the weighted average number of shares in issue during the year including dilutive shares (2003 – 607.7 million; 2002 – 605.1 million).

The weighted average number of shares can be reconciled to the weighted average number of shares including dilutive shares as follows:

		Restated	Restated
	2004	2003	2002
	million	million	million

Average number of ordinary shares in issue – basic	662.8	606.0	603.2

Average number of potentially dilutive ordinary shares under option	10.3	10.5	10.9

Number of ordinary shares that would have been issued at fair value	(8.8)	(8.8)	(9.0)

Number of A shares to be issued in 2005 (ordinary share equivalent)	82.8

Number of A shares that would have been issued at fair value (ordinary share equivalent)	(53.6)

Average number of ordinary shares in issue – diluted	693.5	607.7	605.1

The basic and diluted weighted average number of shares have been restated for all periods prior to the rights issue to reflect the bonus element of the rights issue as required by FRS 14. The adjustment factor is based on the consideration received from the first stage of the rights issue. The adjustment factor is 0.9176, calculated using 531.5 pence per ordinary share, being the closing price on 26 August 2003, the date of approval of the rights issue at the EGM.

Adjusted earnings per share has been calculated by dividing adjusted profit for the financial year attributable to shareholders by 680.1 million, being the adjusted weighted average number of shares in issue during the year (2003 – 643.2 million; 2002 – 640.2 million).

The adjusted weighted average number of shares has been restated for all periods prior to the rights issue using an adjustment factor based on the consideration received from the first stage of the rights issue and assumed proceeds from the second stage, which are due to be received in June 2005. The adjustment factor is 0.8646, calculated using 531.5 pence per ordinary share, being the closing price on 26 August 2003, the date of approval of the rights issue at the EGM. This reflects the full bonus element of the rights issue which arose at the first stage, as demonstrated by the movement in the share price following the approval of the rights issue at the EGM.

Adjusted earnings per share is being presented to provide a better understanding of the trading position of the group.

United Utilities Annual Report on Form 20-F 2004	3.12

Back to Contents

Appendix 3

Notes to the accounts continued

11	INTANGIBLE FIXED ASSETS
		Other
	Goodwill	intangibles	Total
Group	£m	£m	£m

Cost:

At 1 April 2003	90.0	9.0	99.0

Additions (see notes 13 and 31)	55.0	–	55.0

At 31 March 2004	145.0	9.0	154.0

Amortisation:

At 1 April 2003	20.8	9.0	29.8

Charge for the period	8.1	–	8.1

At 31 March 2004	28.9	9.0	37.9

Net book value:

At 31 March 2004	116.1	–	116.1

At 31 March 2003	69.2	–	69.2

12	TANGIBLE FIXED ASSETS
				Fixtures,	Assets in
	Land and	Infrastructure	Operational	fittings, tools	course of
	buildings	assets	assets	and equipment	construction	Total
Group	£m	£m	£m	£m	£m	£m

Cost:

At 1 April 2003	344.8	3,436.5	4,734.8	837.0	794.7	10,147.8

Arising on acquisitions/disposals of businesses	–	–	8.7	0.1	–	8.8

Additions	4.3	114.8	174.7	48.6	714.6	1,057.0

Grants and contributions	–	(9.8)	–	–	–	(9.8)

Transfers	8.3	91.2	216.9	33.5	(349.9)	–

Disposals	(6.1)	–	(37.3)	(45.9)	–	(89.3)

At 31 March 2004	351.3	3,632.7	5,097.8	873.3	1,159.4	11,114.5

Depreciation:

At 1 April 2003	94.4	1,141.3	1,389.1	435.7	–	3,060.5

Charge for the year	11.3	88.3	150.3	118.1	–	368.0

Disposals	(3.5)	–	(35.5)	(44.4)	–	(83.4)

At 31 March 2004	102.2	1,229.6	1,503.9	509.4	–	3,345.1

Net book value:

At 31 March 2004	249.1	2,403.1	3,593.9	363.9	1,159.4	7,769.4

At 31 March 2003	250.4	2,295.2	3,345.7	401.3	794.7	7,087.3

Grants and contributions received relating to infrastructure assets have been deducted from the cost of fixed assets in order to show a true and fair view (accounting policy note 1(h)). As a consequence, the cost of fixed assets, as adjusted for any amortisation in the year, is £109.2 million (March 2003 – £99.4 million) lower than it would have been had this treatment not been adopted.

Within tangible fixed assets are assets held under finance leases at the following amounts:

	2004	2003
	£m	£m

Cost:

Operational assets	132.2	250.8

Fixtures, fittings, tools and equipment	0.9	0.7

At 31 March	133.1	251.5

Accumulated depreciation:

Operational assets	60.9	81.4

Fixtures, fittings, tools and equipment	0.8	0.5

At 31 March	61.7	81.9

Net book value:

Operational assets	71.3	169.4

Fixtures, fittings, tools and equipment	0.1	0.2

At 31 March	71.4	169.6

3.13	United Utilities Annual Report on Form 20-F 2004

Back to Contents

Appendix 3

	2004	2003
	£m	£m

Capital commitments:

Contracted but not provided for	526.4	402.7

	Fixtures, fittings,
	tools and equipment
Company		£m

Cost:

At 1 April 2002 and 31 March 2003		4.8

Depreciation:

At 1 April 2003		3.8

Charge for the year		0.1

Disposals		–

At 31 March 2004		3.9

Net book value:

At 31 March 2004		0.9

At 31 March 2003		1.0

The company had no capital commitments at 31 March 2004 and 31 March 2003.

13	FIXED ASSET INVESTMENTS
				Other unlisted
			Joint ventures	investments

	Unlisted	Loans	Total		Total
Group	£m	£m	£m	£m	£m

At 1 April 2003	28.5	11.7	40.2	19.4	59.6

Additions	22.8	1.8	24.6	–	24.6

Share of profits	0.7	–	0.7	–	0.7

Disposals	–	–	–	(2.4)	(2.4)

Distributions and loan repayments	(1.2)	(3.2)	(4.4)	(0.9)	(5.3)

Transfers	9.0	–	9.0	(9.0)	–

Revaluation	–	–	–	(3.9)	(3.9)

Exchange adjustments	(0.4)	0.3	(0.1)	(0.2)	(0.3)

At 31 March 2004	59.4	10.6	70.0	3.0	73.0

Included within unlisted joint ventures is total goodwill of £8.2 million (net of amortisation of £2.1 million) principally in respect of the group’s investment in AS Tallinna Vesi.

Share of profits comprises share of operating profits of £13.6 million, interest charge £10.5 million and taxation charge £2.4 million.

	Shares in
	subsidiary	Other
	undertakings	investments	Total
Company	£m	£m	£m

Cost:

At 1 April 2003	5,554.8	3.9	5,558.7

Additions	183.6	–	183.6

Revaluation	–	(3.9)	(3.9)

At 31 March 2004	5,738.4	–	5,738.4

Details of principal operating subsidiary undertakings and joint ventures, all of which are unlisted, are set out below. These undertakings are included within the consolidated group financial statements.

United Utilities Annual Report on Form 20-F 2004	3.14

Back to Contents

Appendix 3

Notes to the accounts continued

	Class of share	Proportion of share capital	Nature of
	capital held	owned/voting rights	business

Subsidiary undertakings:

Great Britain:

United Utilities Water PLC	Ordinary	100%*	Water and wastewater services and network management

United Utilities Electricity PLC	Ordinary	100%*	Electricity distribution and related services

Your Communications Limited	Ordinary	100%*	Telecommunications

Eurocall Limited	Ordinary	100%	Telecommunications

Vertex Data Science Limited	Ordinary	85.4%	Business process outsourcing

Vertex Customer Management Limited	Ordinary	85.4%*	Business process outsourcing

United Utilities International Limited	Ordinary	100%*	Consulting services and project management

United Utilities Green Energy Limited	Ordinary	100%*	Renewable energy services

United Utilities Industrial Limited	Ordinary	100%*	Water treatment operations

United Utilities Facilities and Property Services Limited	Ordinary	100%	Property and facilities management

United Utilities Operational Services Limited	Ordinary	100%*	Operation and maintenance of water and
wastewater assets of Dwr Cymru

United Utilities Operational Services (Highland) Limited	Ordinary	100%*	Operation and maintenance of wastewater assets

United Utilities Operational Services (Tay) Limited	Ordinary	100%*	Operation and maintenance of wastewater assets

United Utilities Operational Services (Moray) Limited	Ordinary	100%*	Operation and maintenance of wastewater assets

United Utilities Networks Limited	Ordinary	100%*	Multi-utility metering and network operations

Australia:

United Utilities Australia Pty Limited	Ordinary	100%*	Water treatment operations, technical and
management services

United Utilities Macarthur Operations Pty Limited	Ordinary	100%*	Technical and management services

Yabulu Water Pty Limited	Ordinary	100%*	Technical and management services

Canada:

Vertex Customer Management (Canada) Limited	Ordinary	85.4%*	Business process outsourcing

United States:

First Revenue Assurance LLC	Ordinary	100%*	Debt collection agency

India:

Seven C Customer Services India Private Limited	Ordinary	64.0%*	Business process outsourcing

Joint ventures:

Great Britain:

Catchment Limited	Ordinary	50%*	Contract operations and maintenance services

Catchment (Tay) Limited	Ordinary	33%*	Contract operations and maintenance services

Catchment (Moray) Limited	Ordinary	33%*	Contract operations and maintenance services

Meter Serve (North West) Limited	Ordinary	50%*	Metering services

Meter Serve (North East) Limited	Ordinary	50%*	Metering services

UUGM Limited	Ordinary	60%*	Consulting services and project management

Australia:

Yan Yean Water Pty Limited	Ordinary	50%*	Water treatment operations

Macarthur Water Pty Limited	Ordinary	50%*	Water treatment operations

Riverland Water Pty Limited	Ordinary	50%*	Water treatment operations

Campaspe Asset Management Services Pty Limited	Ordinary	50%*	Asset management and water treatment

Estonia:

AS Tallinna Vesi	Ordinary	37.8%*	Contract operations and maintenance services

Bulgaria:

Sofijska Voda A.D.	Ordinary	59.6%*	Contract operations and maintenance services

Philippines:

Manila Water Company Inc.	Ordinary	18.8%*	Contract operations and maintenance services

Poland:

Aqua SA	Ordinary	25.0%*	Contract operations and maintenance services

* Shares are held directly by United Utilities PLC except where marked with an asterisk where they are held by subsidiary undertakings. A full list of the company’s subsidiary undertakings is included within the company’s annual return.

3.15	United Utilities Annual Report on Form 20-F 2004

Back to Contents

Appendix 3

Acquisitions
		Revaluation	Fair value
	Book value	adjustments	to group
	£m	£m	£m

Tangible fixed assets	10.3	(1.5)	8.8

Intangible fixed assets	4.9	(4.9)	–

Stock	0.3	–	0.3

Debtors	8.4	(0.2)	8.2

Cash	0.3	–	0.3

Creditors falling due within one year	(8.1)	(1.6)	(9.7)

Provisions for liabilities and charges	–	(0.4)	(0.4)

Tax liabilities	(0.6)	–	(0.6)

Net assets/(liabilities)	15.5	(8.6)	6.9

Consideration:

Cash			46.3

Deferred consideration			15.6

Goodwill arising			55.0

The group acquired First Revenue Assurance LLC on 31 March 2004, Eurocall Limited on 29 February 2004, Park Environmental Limited on 22 December 2003, Octel Waste Management Limited on 26 June 2003 and Connections Plus on 15 April 2003. The net assets acquired and their fair value to the group are included in the above table.

The revaluation adjustments are to reflect the elimination of goodwill in the acquired entities and to align accounting policies.

14	STOCKS

		Group

	2004	2003
	£m	£m

Raw materials and finished goods	9.1	8.5

Work in progress	8.0	12.1

	17.1	20.6

15	DEBTORS

		Group		Company

	2004	2003	2004	2003
	£m	£m	£m	£m

Amounts falling due within one year:

Trade debtors	317.4	313.6	–	–

Provisions for doubtful debts	(107.8)	(93.9)	–	–

	209.6	219.7	–	–

Amounts owed by subsidiary undertakings	–	–	1,363.1	1,841.0

Other debtors	14.7	8.6	0.2	–

Prepayments and accrued income	269.6	218.6	0.3	1.7

	493.9	446.9	1,363.6	1,842.7

Within prepayments and accrued income is £98.2 million which falls due after more than one year (2003 – £59.6 million).

16	CURRENT ASSET INVESTMENTS

		Group		Company

	2004	2003	2004	2003
	£m	£m	£m	£m

Managed funds and short-term investments	989.2	650.8	637.5	37.1

Other current asset investments	18.6	18.1	–	–

	1,007.8	668.9	637.5	37.1

United Utilities Annual Report on Form 20-F 2004	3.16

Back to Contents

Appendix 3

Notes to the accounts continued

17	CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

		Group		Company

	2004	2003	2004	2003
	£m	£m	£m	£m

Loans	49.7	35.9	–	–

Bank overdrafts and temporary borrowings	32.6	157.5	7.4	124.8

Obligations under finance leases	–	108.7	–	–

Trade creditors	72.6	61.2	–	–

Amounts owed to subsidiary undertakings	–	–	859.6	1,295.2

Dividends	213.8	179.7	213.8	179.7

Corporation taxation	123.0	148.9	–	–

Other taxation and social security	10.3	3.3	10.5	4.5

Accruals and deferred income	872.8	728.9	48.9	55.5

	1,374.8	1,424.1	1,140.2	1,659.7

18	CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

		Group		Company

	2004	2003	2004	2003
	£m	£m	£m	£m

Loans	4,306.3	3,680.0	1,120.6	768.5

Obligations under finance leases	81.1	81.1	–	–

Other creditors	16.5	24.0	–	–

Deferred grants and contributions (note 19)	298.1	285.5	–	–

	4,702.0	4,070.6	1,120.6	768.5

19	DEFERRED GRANTS AND CONTRIBUTIONS

£m

At 1 April 2003	285.5

Received in the year	22.7

Credit to profit and loss account for the year	(10.1)

At 31 March 2004	298.1

20	PROVISIONS FOR LIABILITIES AND CHARGES

				Group

	Deferred tax
	(note 21)	Restructuring	Other	Total
	£m	£m	£m	£m

At 1 April 2003	335.6	6.6	2.8	345.0

Arising on acquisitions	–	–	0.4	0.4

Utilised	–	(5.3)	(0.8)	(6.1)

Profit and loss account	(4.2)	4.6	–	0.4

At 31 March 2004	331.4	5.9	2.4	339.7

The majority of restructuring provisions are for costs of restructuring in relation to the Eurocall acquisition which are expected to be utilised within the following 12 months.

21	DEFERRED TAX

	2004	2003
	£m	£m

Accelerated capital allowances	1,333.9	1,183.4

Short-term timing differences	(116.1)	(80.7)

Undiscounted provision for deferred tax	1,217.8	1,102.7

Discount	(886.4)	(767.1)

Discounted provision for deferred tax	331.4	335.6

3.17	United Utilities Annual Report on Form 20-F 2004

Back to Contents

Appendix 3

22	BORROWINGS

Below is an analysis of gross debt which, after taking into account cash and short-term investments of £1,031.3 million, reduces to net debt of £3,438.4 million.

				2004		2003
				£m		£m

Bank overdrafts and temporary borrowings				32.6		157.5

Term loans				4,356.0		3,715.9

Finance leases				81.1		189.8

				4,469.7		4,063.2

			2004			2003
Repayments fall due as follows:	Year		£m	Year		£m

After five years	2010	+	2,214.4	2009	+	2,291.0

From four to five years	2009		733.4	2008		901.2

From three to four years	2008		907.1	2007		50.9

From two to three years	2007		63.8	2006		468.1

From one to two years	2006		468.7	2005		49.9

After more than one year			4,387.4			3,761.1

Within one year	2005		82.3	2004		302.1

			4,469.7			4,063.2

Bank overdrafts and temporary borrowings
The bank overdrafts and temporary borrowings are repayable in less than one year. The weighted average rate of interest on bank overdrafts and temporary borrowings was 3.87 per cent (2003 – 4.25 per cent). The group had available committed bank facilities of £775.0 million (2003 – £935.0 million) of which £773.1 million was unutilised at 31 March 2004 (2003 – £934.2 million). Of the amounts unutilised, £50.0 million expire within one year, £100.0 million expire after one year but in less than two years, and the remaining £623.1 million expire in more than two years.

Term loans
Amounts repayable after more than five years comprise loans repayable between 2010 and 2053. Interest rates range from 1.135 per cent to 14.83 per cent on £1,852.9 million (2003 – £1,932.0 million) and are at floating rates on £361.5 million (2003 – £359.0 million).

Finance Leases
An analysis of finance lease repayments is given in note 26.

On total borrowings, interest rates range from 0.705 per cent to 14.83 per cent on £3,892.9 million and are at floating rates on £576.8 million.

The analysis of net debt prior to the effect of derivative instruments is as follows:

	Borrowings at 31 March

	2004	2003
	£m	£m

Fixed rate borrowings:

Sterling	1,589.7	1,308.7

United States dollars *	1,091.9	753.0

Euros *	1,093.2	1,102.3

Japanese yen *	118.1	100.6

	3,892.9	3,264.6

Floating rate borrowings:

Sterling	532.1	641.0

Japanese yen *	12.3	12.3

United States dollars *	19.9	13.8

Euros *	–	119.0

Hong Kong dollars *	12.5	12.5

	576.8	798.6

Floating rate investments:

Sterling (including cash)	(1,031.3)	(689.3)

Net debt at 31 March	3,438.4	3,373.9

*	Currency items are recorded in the balance sheet at the hedged rate.

Included in the above table is a loan with Japanese yen principal paying a United States dollar coupon. Included in fixed rate borrowings is a loan of £50.0 million for which the principal and interest are linked to the Retail Price Index.

The fair values of the group’s financial instruments are shown on page 55.

United Utilities Annual Report on Form 20-F 2004	3.18

Back to Contents

Appendix 3

Notes to the accounts continued

Taking into account derivative instruments, net debt can be analysed as follows:

			Weighted average interest		Weighted average period for
	Borrowings at 31 March		rate at which borrowings are fixed		which interest is fixed

	2004	2003	2004	2003	2004	2003
	£m	£m	%	%	Years	Years

Fixed rate borrowings:

Sterling	3,190.0	2,938.8	7.3	7.3	3.5	4.1

Floating rate borrowings:

Sterling	1,279.7	1,124.4

Floating rate investments:

Sterling (including cash)	(1,031.3)	(689.3)

Net debt at 31 March	3,438.4	3,373.9

Floating interest rates are based on LIBOR.

Company
Excluding amounts owed to subsidiary undertakings, the company has borrowings totalling £1,128.0 million (2003 – £893.3 million), of which £7.4m falls due within one year. The remaining loans totalling £1120.6m have maturities and interest rates as follows:

£212.1million repayable in August 2005 has interest charged at 6.25%; £15.9 million maturing in February 2008 has interest charged at 0.705%; £311.3 million maturing in the year ending 2009 has interest charged at 6.45% on 298.5 million, at 4.21% on £6.7 million and at floating rates on the remaining £6.1million; £338.9 million maturing in the year ending 2019 has interest rates of 5.375% on £190.0 million and 4.55% on £148.9 million; £242.4 million is repayable in the year ending 2029 with interest charged at 6.875%.

23  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The primary financial risks faced by the group are interest rate risk and exchange rate risk.

The board has reviewed and agreed policies for managing each of these risks as summarised below. The board has also approved all of the classes of financial instruments used by the group. The group’s treasury function, which is authorised to conduct the day-to-day treasury activities of the group, reports at least annually to the board.

The group uses a variety of financial instruments, including derivatives, to raise finance for its operations and to manage the risks arising from those operations.

The group borrows in the major global debt markets in a range of currencies at both fixed and floating rates of interest, using derivatives, where appropriate, to generate the desired effective currency profile and interest basis. The effect of the use of derivatives is illustrated in note 22.

Under an interest rate swap, the group agrees with another party to exchange at specific intervals the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount. The notional principal of these instruments reflects the extent of the group’s involvement in the instruments, but does not represent its exposure to credit risk which is assessed by reference to the fair value.

Under a currency swap, the group agrees with another party to exchange the principal amount of two currencies, together with interest amounts in the two currencies agreed by reference to a specific interest rate basis and the principal amount. The principal of these instruments reflects the extent of the group’s involvement in the instruments, but does not represent its exposure to credit risk which is assessed by reference to the fair value.

All transactions are undertaken to manage the risks arising from underlying business activities and no speculative trading is undertaken. The counterparties to these instruments generally consist of financial institutions and other bodies with good credit ratings. Although the group is potentially exposed to credit loss in the event of non-performance by counterparties, such credit risk is controlled through credit rating reviews of the counterparties and by limiting the total amount of exposure to any one party. The group does not believe it is exposed to any material concentrations of credit risk.

As noted above, the group uses derivatives to manage its exposure to currency risk on its borrowings. Subsidiary undertakings make no significant sales or purchases in currencies other than that of the country in which they operate. Accordingly, the group has no material unhedged foreign currency exposures.

Financial instruments utilised by the group can be summarised as follows:

Interest rate swaps
Interest rate swaps are used solely to manage floating rate borrowings in order to reduce the financial risk to the group from potential future changes in medium-term interest rates.

Financial futures
Financial futures are used to manage the group’s exposure to possible future changes in short-term interest rates.

Forward contracts
The group generally hedges foreign exchange transaction exposures up to one-year forward. Hedges are put in place using forward contracts at the time that the forecast exposure becomes reasonably certain.

Currency swaps
The group uses currency swaps to hedge currency exposure where debt is raised in one currency to fund in a different currency.

3.19	United Utilities Annual Report on Form 20-F 2004

Back to Contents

Appendix 3

Fair values of financial instruments
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined precisely. Changes in assumptions could significantly affect the estimates.

	2004		2003

		Fair		Fair
	Book value	value	Book value	value
At 31 March	£m	£m	£m	£m

Short-term debt and current portion of long-term debt	82.3	82.3	302.1	302.1

Long-term debt	4,387.4	4,599.8	3,761.1	4,230.2

	4,469.7	4,682.1	4,063.2	4,532.3

Interest rate swaps	–	43.7	–	27.7

Foreign exchange contracts and currency swaps	–	(99.8)	–	(240.3)

Total borrowings	4,469.7	4,626.0	4,063.2	4,319.7

Fair values have been estimated using the following methods and assumptions:

Long-term investments
The fair value of investments for which there are no quoted market prices, approximate to their carrying value of £73.0 million.

Current assets and liabilities
Financial instruments included within current assets and liabilities (excluding cash and borrowings) are generally short-term in nature and accordingly their fair values approximate to their book values.

Long-term receivables and liabilities
The fair values of financial instruments included within long-term receivables and liabilities (excluding borrowings) are based on discounted cash flows using appropriate market interest rates.

Net borrowings and non-equity interests (excluding foreign exchange contracts)
The carrying values of cash and short-term borrowings and current asset investments approximate to their fair values because of the short-term maturity of these instruments. The fair value of quoted long-term borrowings and guaranteed preferred securities is based on year end mid-market quoted prices. The fair value of other long-term borrowings is estimated by discounting the future cash flows to net present values using appropriate market interest rates prevailing at the year end.

Currency and interest rate swaps
The group enters into currency and interest rate swaps in order to manage its foreign currency and interest rate exposures.

The carrying value of debt is shown in the balance sheet at the hedged rate. The impact of the hedged currency rates as opposed to translation at year-end exchange rates is £(25.4) million (2003: £114.3 million).

The fair value of these financial instruments is estimated by discounting the future cash flows to net present values using appropriate market interest rates prevailing at the year end. The fair values of currency and interest rate swaps excludes the related accrued interest receivables and payables.

Hedges
Unrecognised gains and losses on financial assets and liabilities for which hedge accounting has been used at the balance sheet date were £192.0 million and £135.9 million respectively (2003 – £379.3 million and £166.7 million).

The group anticipates that £20.7 million of these gains and £62.6 million of these losses will be realised in the forthcoming financial year. Of the unrecognised gains and losses on hedges as at 1 April 2003 the net loss recognised in the profit and loss account for the year ended 31 March 2004 was £29.7 million.

United Utilities Annual Report on Form 20-F 2004	3.20

Back to Contents

Appendix 3

Notes to the accounts continued

24  CAPITAL AND RESERVES

The movements in shareholders’ equity are as follows:

	Group and company		Group		Company

	Called up	Share	Profit		Profit
	share	premium	and loss		and loss	Other
	capital	account	account	Total	account	reserves	Total
	£m	£m	£m	£m	£m	£m	£m

At 31 March 2001	552.9	656.6	1,373.5	2,583.0	1,195.8	2,544.8	4,950.1

Profit/(loss) for financial year	–	–	261.8	261.8	(24.0)	–	(24.0)

Dividends on ordinary shares	–	–	(260.9)	(260.9)	(260.9)	–	(260.9)

Shares issued net of costs	3.0	15.0	–	18.0	–	–	18.0

Capitalisation of reserves in respect of shares
issued via QUEST	–	–	(5.0)	(5.0)	–	–	–

Currency translation adjustment on equity
investment in Argentina	–	–	(78.6)	(78.6)	–	–	–

Exchange adjustments	–	–	0.9	0.9	–	–	–

At 31 March 2002	555.9	671.6	1,291.7	2,519.2	910.9	2,544.8	4,683.2

Profit for financial year	–	–	277.8	277.8	601.8	–	601.8

Dividends on ordinary shares	–	–	(264.8)	(264.8)	(264.8)	–	(264.8)

Shares issued net of costs	0.6	2.7	–	3.3	–	–	3.3

Goodwill written back on the sale of US Water	–	–	0.9	0.9	–	–	–

Currency translation adjustment on equity
investment in Argentina	–	–	(6.8)	(6.8)	–	–	–

Exchange adjustments	–	–	4.0	4.0	–	–	–

At 31 March 2003	556.5	674.3	1,302.8	2,533.6	1,247.9	2,544.8	5,023.5

Profit for financial year	–	–	361.0	361.0	269.6	–	269.6

Dividends on ordinary shares	–	–	(315.3)	(315.3)	(315.3)	–	(315.3)

Shares issued net of costs	155.3	348.8	–	504.1	–	–	504.1

Own shares held in ESOP	–	–	(2.3)	(2.3)	(2.3)	–	(2.3)

Exchange adjustments	–	–	2.2	2.2	–	–	–

At 31 March 2004	711.8	1,023.1	1,348.4	3,083.3	1,199.9	2,544.8	5,479.6

As allowed by section 230(4) of the Companies Act 1985, the company has not presented its own profit and loss account. The amount of group profit for the financial year dealt with in the company’s profit and loss account is £269.6 million (2003 – £601.8 million; 2002 – £24.0 million loss) after accounting for dividends receivable from subsidiary undertakings of £282.0 million (2003 – £958.6 million; 2002 – £6.9 million).

The cumulative amount of goodwill included in reserves resulting from acquisitions, before FRS 10 became effective, net of goodwill attributable to subsidiaries or businesses demerged or disposed of prior to 31 March 2004, amounts to £1,023.0 million (2003 – £1,023.0 million; 2002 – £1,023.9 million). Consolidated retained earnings at 31 March 2004 include retained losses of joint ventures and associated undertakings of £11.8 million (2003 – £12.5 million; 2002 – £14.4 million). The cumulative amount of exchange adjustments included within consolidated retained earnings is £(5.1) million (2003 – £(7.3) million; 2002 – £(11.3) million).

Apart from dividends from United Utilities Water PLC and United Utilities Electricity PLC, which are subject to certain regulatory restrictions, there are no significant statutory or contractual restrictions on the distribution of current profits of subsidiary or joint venture undertakings; undistributed profits of prior years are, in the main, permanently employed in the businesses of these undertakings. The undistributed profits of group undertakings overseas may be liable to overseas taxes and/or UK taxation (after allowing for double taxation relief) if they were to be distributed as dividends. No provision has been made in respect of potential taxation liabilities on realisation of assets at restated or revalued amounts or on realisation of joint venture undertakings at equity accounted value.

The authorised ordinary share capital of the company was 800,000,000 ordinary shares of £1 each at 31 March 2004 (2003 – 800,000,000; 2002 – 800,000,000). The allotted and fully paid ordinary share capital of the company at 31 March 2004 was 557,125,006 ordinary shares (556,526,651 ordinary shares at 31 March 2003; 555,942,338 ordinary shares at 31 March 2002). 598,355 ordinary shares were allotted during the year ended 31 March 2004 (2003 – 584,313 ordinary shares; 2002 – 3,041,313 ordinary shares) for the exercise of options in accordance with the rules of the employee Sharesave schemes and the executive share option scheme for a total consideration of £2.9 million (2003 – £3.3 million; 2002 – £18.0 million).

The five for nine rights issue, structured so that the proceeds are received in two stages, was approved at the extraordinary general meeting (EGM) of shareholders on 26 August 2003. The authorised A share capital of the company was 638,000,000 A shares of 50 pence each. The allotted and fully paid A share capital of the company at 31 March 2004 was 309,286,997 A shares (nil A shares at 31 March 2003 and 31 March 2002).The first tranche of the proceeds, received during September 2003, raised £501.2 million (net of costs) from the issuing of those shares. The second tranche of proceeds are due to be received in June 2005, reflecting the subscription for further A shares. All A shares will then be consolidated and reclassified as ordinary shares on the basis of one ordinary share for two A shares.

Since 31 March 2004, 88,688 ordinary shares have been allotted on the exercise of options and at 19 May 2004, the company’s issued ordinary share capital, credited as fully paid, was 557,213,694 and A share capital, credited as fully paid was 309,286,997.

3.21	United Utilities Annual Report on Form 20-F 2004

Back to Contents

Appendix 3

The employee Sharesave scheme is available to all eligible employees and the company share option scheme 1999 is for senior executives (excluding, with effect from the introduction of the group’s long-term incentive plan, executive directors and other executives participating in that plan and its successor, the performance share plan). The Sharesave scheme is based on SAYE savings contracts with options exercisable within a six-month period from the conclusion of a three or five-year period as appropriate from the date of grant. Under the terms and conditions of this scheme, for every month (up to no more than six months) an employee fails to contribute the agreed monthly amount determined under the rules of the scheme, the last date exercisable will be delayed by one month. Options under the company share option scheme 1999 are exercisable in a period beginning no earlier than three years (five years for discounted options under the former executive share option scheme, which are no longer granted) and ending no later than ten years from the date of grant. Options outstanding under the share option schemes at 31 March, together with their exercise prices and dates, were:

			Exercise	Normal dates
	2004	2003 (4)	price (4)	of exercise

Employee Sharesave scheme	–	669,335	533.0p (1)	2001 or 2003

	292,102	301,129	611.7p (1)	2002 or 2004

	2,505,354	2,961,675	407.7p (1)	2003 or 2005

	1,259,381	1,653,425	481.2p (1)	2004 or 2006

	1,865,490	2,079,112	432.3p (1)	2005 or 2007

	2,091,625	2,285,918	423.7p (1)	2006 or 2008

	2,268,159	–	396.0p(1)	2007

Executive share option scheme	–	2,465	400.7p (3)	1996 to 2003

	–	4,854	340.8p (2)	1998 to 2003

	–	5,378	386.4p (3)	1996 to 2003

	–	3,062	328.7p (2)	1998 to 2003

	–	67,683	490.1p (3)	1997 to 2004

	–	47,442	417.0p (2)	1999 to 2004

	44,002	45,006	458.4p (3)	1997 to 2004

	22,821	27,192	389.8p (2)	1999 to 2004

	16,781	27,112	414.9p (3)	1997 to 2004

	19,985	36,046	353.0p (2)	1999 to 2004

	61,040	64,949	487.6p (3)	1998 to 2005

	16,878	24,580	414.9p (2)	2000 to 2005

	148,977	157,817	505.4p (3)	1998 to 2005

	160,549	194,455	470.8p (3)	1999 to 2006

	266,891	352,659	543.0p (3)	2000 to 2007

	132,126	196,044	546.4p (3)	2000 to 2007

	399,785	610,975	664.5p (3)	2000 to 2007

	131,549	180,141	766.0p (3)	2001 to 2008

	201,501	344,379	750.5p (3)	2001 to 2008

	809,331	1,098,351	664.0p (3)	2002 to 2009

Company share option scheme 1999	308,935	461,588	532.2p (3)	2002 to 2009

	1,114,733	1,146,085	587.9p (3)	2003 to 2010

	521,770	609,869	575.8p (3)	2003 to 2010

	1,073,907	1,131,622	563.7p (3)	2004 to 2011

	617,802	627,821	509.3p (3)	2005 to 2012

	1,462,552	838,609	528.3p (3)	2005 to 2012

	821,016	1,499,057	544.7p (3)	2005 to 2012

	18,635,042	19,755,835

(1)	The exercise price represents 80 per cent of the market price as at the date the option was granted.

(2)	The exercise price represents 85 per cent of the market price as at the date the option was granted.

(3)	The exercise price equalled the market price at the date the option was granted.

(4)	The number of options outstanding at 31 March 2003 and the exercise price for those options have been restated to reflect the bonus element of the rights issue using an adjustment factor of 0.8646, based on the consideration received from the first stage of the rights issue and assumed proceeds from the second stage, which are due to be received in June 2005.

United Utilities Annual Report on Form 20-F 2004	3.22

Back to Contents

Appendix 3

Notes to the accounts continued

An opportunity to join the employee Sharesave scheme was offered during the years ended 31 March 2004, 31 March 2003 and 31 March 2002, and options were also granted under the company share option scheme 1999. In the year ended 31 March 2004, options were granted under the option schemes in respect of a total of 2,311,435 ordinary shares (2003 – 4,016,642 ordinary shares; 2002 – 3,538,123 ordinary shares), options for 521,504 ordinary shares (2003 – 1,447,851 ordinary shares; 2002 – 3,079,711 ordinary shares) were exercised and options for 2,466,866 ordinary shares (2003 – 349,451 ordinary shares; 2002 – 1,386,409 ordinary shares) lapsed or were cancelled.

United Utilities established a Qualifying Employee Share Ownership Trust (QUEST) in 1998, an employee benefit trust complying with requirements of the Finance Act 1989. The QUEST trustee assumed the obligation to satisfy options granted under the existing United Utilities Sharesave scheme. As a result of changes in the tax regime, shares have been allotted directly to Sharesave participants since 1 April 2003 and arrangements are now being made to wind up the QUEST. There were no shares held in the QUEST at 31 March 2004.

The United Utilities Employee Share Trust was established by a trust deed executed on 21 August 1996. The Trustees hold the trust fund for the benefit of the beneficiaries (being employees or former employees of the group’s companies and their relatives) to the extent determined by the rules of the share schemes. As at 31 March 2004, the Trust held 459,891 shares on trust and these shares will be used to satisfy awards payable under the group’s performance share plan and deferred share plan. All dividends payable on the shares during the year were waived.
25	PENSIONS

The group participates in a number of pension schemes principally in the UK. The major schemes are funded defined benefit schemes – the United Utilities Pension Scheme (UUPS) and the Electricity Supply Pension Scheme (ESPS) (the ‘Schemes’), of which the ESPS is closed to new employees. UUPS also includes a defined contribution section which constitutes less than 0.5 per cent of the total asset value. The assets of these Schemes are held in trust funds independent of group finances.

For UUPS and ESPS, the pension cost under the accounting standard SSAP 24 has been assessed in accordance with the advice of a firm of actuaries, Mercer Human Resource Consulting, using the projected unit method. For this purpose, the actuarial assumptions adopted are based upon investment growth of 6.0 per cent per annum, pay growth of 4.0 per cent per annum and increases to pensions in payment and deferred pensions of 2.5 per cent per annum. The actuarial value of the assets was taken as the market value of the assets.

The last actuarial valuations of the two Schemes were carried out as at 31 March 2001. An actuarial valuation as at 31 March 2004 is currently being performed. The combined market value of the group’s share of the assets of the two Schemes at the valuation date was £1,833.0 million. Using the assumptions adopted for SSAP 24, the combined actuarial value of the assets represented 113 per cent of the value of the accrued benefits after allowing for expected future earnings increases. In deriving the pension cost under SSAP 24, the surplus in the Schemes is being spread over the future working lifetime of the existing members.

For UUPS, the employer’s contributions have been assessed in accordance with the advice of Mercer Human Resource Consulting using different assumptions to those described above. For ESPS, the employer’s contributions have been assessed in accordance with the advice of a firm of actuaries, Hewitt Bacon and Woodrow, using different assumptions and methods to those described above.

The group also operates a series of unfunded, unapproved retirement benefit schemes. The cost of the unfunded, unapproved retirement benefit schemes is included in the total pension cost, on a basis consistent with SSAP 24 and the assumptions set out above. In accordance with these unfunded arrangements, the group has made payments to former directors, including lump sum payments, of £298,556 in total in the year ended 31 March 2004 (2003 – £207,387; 2002 – £205,946).

The total pension cost for the period was £11.2 million (2003 – £8.2 million; 2002 – £5.0 million). A prepayment of £97.0 million is included in the balance sheet at 31 March 2004 (2003 – £58.5 million). Information about the pension arrangements for executive directors is contained in the report on remuneration.

FRS 17 Transitional disclosures
Group

The pension cost figures used in these accounts comply with the current pension cost accounting standard SSAP 24. Under transitional arrangements of FRS 17 ‘Retirement Benefits’, the group is required to disclose the following information about its pension arrangements and the figures that would have been shown under adoption of FRS 17 in the financial statements.

The latest formal valuations of the Schemes were carried out as at 31 March 2001. The valuation of liabilities detailed below has been derived by projecting forward the position at 31 March 2001 and has been performed by an independent actuary, Mercer Human Resource Consulting. FRS 17 gives the present value of pension liabilities by discounting pension commitments (including an allowance for salary growth), at an AA corporate bond yield. The major difference arising between these two methodologies is in the valuation of the Schemes’ liabilities, which under FRS 17 are higher. Deferred pensions are revalued to retirement age in line with the Schemes’ rules and statutory requirements. The major financial assumptions used by the actuary were as follows:

	At 31 March	At 31 March	At 31 March
	2004	2003	2002

Discount rate	5.50%	5.50%	6.00%

Pensionable salary growth	4.30%	4.00%	4.30%

Pension increases	2.80%	2.50%	2.80%

Price inflation	2.80%	2.50%	2.80%

3.23	United Utilities Annual Report on Form 20-F 2004

Back to Contents

Appendix 3

The assets and liabilities of the Schemes, along with the expected rates of return on the Schemes’ assets as at 31 March 2004, 31 March 2003 and 31 March 2002 were as follows:
	At 31 March 2004		At 31 March 2003		At 31 March 2002

	Expected		Expected		Expected
	rate of	Total	rate of	Total	rate of	Total
	return	£m	return	£m	return	£m

Equities	7.60%	1,268.9	7.50%	1,008.0	8.25%	1,137.5

Property	7.60%	2.1	7.50%	3.5	8.25%	73.5

Bonds	5.50%	193.2	5.50%	217.4	6.00%	233.0

Gilts	4.60%	383.4	4.50%	314.3	5.25%	302.5

Other	4.60%	1.7	4.50%	24.2	5.25%	28.3

Market value of assets		1,849.3		1,567.4		1,774.8

Present value of Schemes’ liabilities		(2,227.0)		(1,993.2)		(1,753.2)

Implied (deficit)/surplus in the Schemes		(377.7)		(425.8)		21.6

Related deferred tax asset/(liability)		113.3		127.7		(6.5)

Net pension liability under FRS 17		(264.4)		(298.1)		15.1

If the above amounts had been recognised in the financial statements, the group’s net assets and profit and loss reserve as at 31 March 2004, 31 March 2003 and 31 March 2002 would be as follows:

	2004	2003	2002
	£m	£m	£m

Net assets excluding pension liability	3,102.9	2,551.3	2,534.4

SSAP 24 prepayment, net of deferred tax	(67.9)	(41.0)	(25.8)

Accruals for unfunded scheme	7.2	6.2	5.4

Pension liability	(264.4)	(298.1)	15.1

Net assets including pension liability	2,777.8	2,218.4	2,529.1

Profit and loss reserve excluding pension liability	1,348.4	1,302.8	1,291.7

SSAP 24 prepayment, net of deferred tax	(67.9)	(41.0)	(25.8)

Accruals for unfunded scheme	7.2	6.2	5.4

Pension liability	(264.4)	(298.1)	15.1

Profit and loss reserve including pension liability	1,023.3	969.9	1,286.4

The amounts which, on full implementation of FRS 17, will be required in the financial statements are as follows:

Analysis of the amount charged to operating profit	2004	2003
	£m	£m

Current service cost	45.1	41.4

Past service cost	1.8	2.6

Total operating charge	46.9	44.0

Analysis of other finance costs	2004	2003
	£m	£m

Expected return on pension scheme assets	108.4	129.5

Interest on pension scheme liabilities	(115.0)	(104.4)

Net return	(6.6)	25.1

Analysis of amount recognised in statement of total recognised gains and losses	2004	2003
	£m	£m

Actual return less expected return on pension scheme assets	176.4	(395.4)

Experience gains and losses arising on the scheme liabilities	–	(3.3)

Changes in assumptions underlying the present value of the scheme liabilities	(122.9)	(59.0)

Actuarial gain/(loss)	53.5	(457.7)

United Utilities Annual Report on Form 20-F 2004	3.24

Back to Contents

Appendix 3

Notes to the accounts continued

Movement on pension scheme deficit during the year	2004	2003
	£m	£m

(Deficit)/Surplus at 1 April	(298.1)	15.1

Movement in year:

Current service cost	(45.1)	(41.4)

Contributions	48.1	29.1

Past service cost	(1.8)	(2.6)

Net interest (cost)/return on assets	(6.6)	25.1

Actuarial gain/(loss)	53.5	(457.7)

Movement in deferred tax asset	(14.4)	134.3

Deficit in scheme at 31 March	(264.4)	(298.1)

History of experience of gains and losses
	2004	2003

Difference between the expected and actual return on scheme assets:

Amount (£m)	176.4	(395.4)

Percentage of scheme assets	9.5%	(25.2% )

Experience gains and losses on scheme liabilities:

Amount (£m)	–	(3.3)

Percentage of the present value of the scheme liabilities	–	(0.2% )

Total amount recognised in statement of total recognised gains and losses:

Amount (£m)	53.5	(457.7)

Percentage of the present value of the scheme liabilities	2.4%	(23.0% )

In addition, £nil (2003 – £1.5 million) is included for pension severance benefits, within the business restructuring exceptional item.

During the year, the group made £0.3 million (2003 – £0.1 million) of contributions to the defined contribution section of UUPS.

Company
The company’s assets and liabilities are included in the Schemes but its share of underlying assets and liabilities cannot be separately identified.

26	LEASE COMMITMENTS

Subsidiary undertakings are committed to making the following payments under operating leases during the next 12 months:

		31 March 2004		31 March 2003

	Land and	Plant and	Land and	Plant and
	buildings	machinery	buildings	machinery
	£m	£m	£m	£m

Leases which expire:

Within one year	1.2	1.4	0.3	0.6

Between two and five years	1.5	2.1	2.4	3.4

After five years	4.6	–	4.6	–

	7.3	3.5	7.3	4.0

Minimum future lease payments under finance leases and minimum rental commitments under non-cancellable operating leases of property, plant and equipment at 31 March 2004 were as follows:

	Finance	Operating
	leases	leases
	£m	£m

2005	–	10.8

2006	0.8	7.6

2007	5.1	6.5

2008	6.3	5.3

2009	7.4	4.9

Thereafter	61.5	184.1

Total	81.1	219.2

3.25	United Utilities Annual Report on Form 20-F 2004

Back to Contents

Appendix 3

27	CONTINGENT LIABILITIES

The company guaranteed certain loans and overdrafts of group undertakings up to a maximum amount of £695.3 million (2003 – £715.8 million), including £595.3 million (2003 – £625.8 million) relating to United Utilities Water PLC’s loans from European Investment Bank, £90.0 million (2003 – £90.0 million) relating to United Utilities Electricity PLC’s loans from European Investment Bank and £10.0 million (2003 – £nil) relating to United Utilities Green Energy Limited’s loan from European Investment Bank.

The company has entered into performance bonds in the ordinary course of business.

28	RECONCILIATION OF OPERATING PROFIT TO OPERATING CASHFLOWS

		2004	2003	2002
	Note	£m	£m	£m

Group operating profit		570.1	510.0	521.6

Exceptional charges within operating profit		4.6	29.3	11.9

Operating profit before exceptional charges		574.7	539.3	533.5

Depreciation	3	368.0	349.8	316.6

Amortisation of goodwill and intangible assets	3	8.1	7.1	7.4

Profit on disposal of tangible fixed assets	5	(7.1)	(4.5)	(3.6)

Stocks decrease/(increase)		3.5	(11.8)	0.5

Debtors (increase)/decrease		(53.9)	(21.9)	3.4

Creditors increase/(decrease)		34.6	0.6	(41.0)

Outflow related to exceptional items		(4.4)	(7.1)	(17.0)

		923.5	851.5	799.8

29	RETURNS ON INVESTMENTS AND SERVICING OF FINANCE

	2004	2003	2002
	£m	£m	£m

Interest received	36.0	26.8	12.1

Interest paid on bank loans, overdrafts and other loans	(264.3)	(233.2)	(227.8)

Interest paid on finance leases	(6.1)	(12.1)	(8.0)

Termination of interest rate swap contracts	83.0	–	–

Dividends paid to minority equity interest	(0.4)	(0.4)	–

	(151.8)	(218.9)	(223.7)

30	CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT

	2004	2003	2002
	£m	£m	£m

Purchase of tangible fixed assets, net of grants and contributions	(1,010.5)	(718.2)	(588.2)

Sale of tangible fixed assets	13.0	7.2	12.2

Purchase of fixed asset investments	–	(0.4)	(20.4)

Financial restructuring of joint ventures	(20.5)	5.7	–

Sale of fixed asset investments other than joint ventures	–	7.8	12.8

	(1,018.0)	(697.9)	(583.6)

United Utilities Annual Report on Form 20-F 2004	3.26

Back to Contents

Appendix 3

Notes to the accounts continued

31	ACQUISITIONS AND DISPOSALS
		Acquisitions			Disposals

	2004	2003	2002	2004	2003	2002
	£m	£m	£m	£m	£m	£m

Fixed assets	(8.8)	(3.1)	–	–	–	–

Net current liabilities/(assets)	1.5	2.1	(2.8)	–	10.0	(7.0)

Provisions for liabilities and charges	0.4	3.0	–	–	–	–

Fair value of net assets acquired/book value of net assets disposed	(6.9)	2.0	(2.8)	–	10.0	(7.0)

Cost of disposal				–	(3.4)	–

Goodwill acquired/written back on disposal	(55.0)	(7.2)	–	–	0.9	–

Consideration for undertakings acquired	(61.9)	(5.2)	(2.8)

Profit on disposals				–	0.4	–

	(61.9)	(5.2)	(2.8)	–	7.9	(7.0)

Less:

– Cash included in undertakings acquired/disposed	0.3	0.3	–	–	–	–

– Deferred consideration	15.6	–	–	–	–	–

Cash consideration	(46.0)	(4.9)	(2.8)	–	7.9	(7.0)

Comprising:

– (Outflow)/inflow arising on:

– current year acquisitions/disposals	(46.0)	(4.7)	–	–	7.9	–

– previous year acquisitions/disposals	–	(0.2)	(2.8)	–	–	(7.0)

	(46.0)	(4.9)	(2.8)	–	7.9	(7.0)

The group acquired First Revenue Assurance LLC on 31 March 2004, Eurocall Limited on 29 February 2004, Park Environmental Limited on 22 December 2003, Octel Waste Management Limited on 26 June 2003 and Connections Plus on 15 April 2003. All of the above are detailed in note 13 and the cashflows in respect of those acquisitions are shown above.

On 2 December 2002, Vertex Data Science Limited acquired the business and assets of the UK contact centre operator, 7C, and its 75 per cent shareholding in 7C India Limited. The cashflows in respect of that acquisition are shown above. On 31 July 2002, the group sold its joint venture shareholding in US Water, effectively completing the group’s withdrawal from infrastructure management in the Americas. The cashflows in respect of that sale are included above.

32	MANAGEMENT OF LIQUID RESOURCES
	2004	2003	2002
	£m	£m	£m

(Increase)/decrease in managed funds and short-term investments	(338.4)	(282.0)	13.4

3.27	United Utilities Annual Report on Form 20-F 2004

Back to Contents

Appendix 3

33 FINANCING

	Financing – shares			Financing – debt				Total

	Shares issued
	by company				Short-term
					borrowings
	Share	Share			other than	Finance
	capital	premium	Total	Loans	overdrafts	leases	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At 31 March 2001	(552.9)	(656.6)	(1,209.5)	(2,776.4)	(241.1)	(200.6)	(3,218.1)	(4,427.6)

Exchange and other
non-cash adjustments	–	–	–	1.2	–	–	1.2	1.2

Financing:

– New finance	(3.0)	(15.0)	(18.0)	(443.4)	–	–	(443.4)	(461.4)

– Finance repaid	–	–	–	135.6	105.7	–	241.3	241.3

Cash flow	(3.0)	(15.0)	(18.0)	(307.8)	105.7	–	(202.1)	(220.1)

At 31 March 2002	(555.9)	(671.6)	(1,227.5)	(3,083.0)	(135.4)	(200.6)	(3,419.0)	(4,646.5)

Exchange and other
non-cash adjustments	–	–	–	–	–	4.9	4.9	4.9

Financing:

– New finance	(0.6)	(2.7)	(3.3)	(704.2)	–	–	(704.2)	(707.5)

– Finance repaid	–	–	–	71.3	16.5	5.9	93.7	93.7

Cash flow	(0.6)	(2.7)	(3.3)	(632.9)	16.5	5.9	(610.5)	(613.8)

At 31 March 2003	(556.5)	(674.3)	(1,230.8)	(3,715.9)	(118.9)	(189.8)	(4,024.6)	(5,255.4)

Exchange and other
non-cash adjustments	–	–	–	–	–	6.3	6.3	6.3

Financing:

– New finance	(155.3)	(348.8)	(504.1)	(675.8)	–	–	(675.8)	(1,179.9)

– Finance repaid	–	–	–	35.7	118.9	102.4	257.0	257.0

Cash flow	(155.3)	(348.8)	(504.1)	(640.1)	118.9	102.4	(418.8)	(922.9)

At 31 March 2004	(711.8)	(1,023.1)	(1,734.9)	(4,356.0)	–	(81.1)	(4,437.1)	(6,172.0)

		Repayment		Rate	Amount
		dates	Currency	%	£m

Loans repaid	European Investment Bank	various	sterling	various	30.4

	Debt securities	25 March, 25 September	sterling	8.875	4.2

	Sterling loan	2009	sterling	floating	0.1

	Local authority	various	sterling	various	1.0

					35.7

United Utilities Annual Report on Form 20-F 2004	3.28

Back to Contents

Appendix 3

Notes to the accounts continued

34 ANALYSIS OF NET DEBT

							Current asset
	Cash	Financing – debt					investments	Net debt

			Loans

				Short-term
				borrowings
		Due after	Due within	other than	Finance
		one year	one year	overdrafts	leases	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At 31 March 2001	29.5	(2,640.7)	(135.7)	(241.1)	(200.6)	(3,218.1)	382.2	(2,806.4)

Exchange and other
non-cash adjustments	0.1	1.2	–	–	–	1.2	–	1.3

Cash flow	(40.2)	(372.5)	64.7	105.7	–	(202.1)	(13.4)	(255.7)

At 31 March 2002	(10.6)	(3,012.0)	(71.0)	(135.4)	(200.6)	(3,419.0)	368.8	(3,060.8)

Exchange and other
non-cash adjustments	0.2	–	–	–	4.9	4.9	–	5.1

Cash flow	10.3	(668.0)	35.1	16.5	5.9	(610.5)	282.0	(318.2)

At 31 March 2003	(0.1)	(3,680.0)	(35.9)	(118.9)	(189.8)	(4,024.6)	650.8	(3,373.9)

Exchange and other
non-cash adjustments	–	–	–	–	6.3	6.3	–	6.3

Cash flow	9.6	(626.3)	(13.8)	118.9	102.4	(418.8)	338.4	(70.8)

At 31 March 2004	9.5	(4,306.3)	(49.7)	–	(81.1)	(4,437.1)	989.2	(3,438.4)

						Cash
						(at bank and
Cash and short-term borrowings	Cash at bank		Short-term borrowings		Net total	overdrafts)

		Overdrafts	Other	Total
	£m	£m	£m	£m	£m	£m

At 31 March 2001	50.7	(21.2)	(241.1)	(262.3)	(211.6)	29.5

Exchange adjustments	0.1	–	–	–	0.1	0.1

Cash flow	(31.9)	(8.3)	105.7	97.4	65.5	(40.2)

At 31 March 2002	18.9	(29.5)	(135.4)	(164.9)	(146.0)	(10.6)

Exchange adjustments	0.2	–	–	–	0.2	0.2

Cash flow	19.4	(9.1)	16.5	7.4	26.8	10.3

At 31 March 2003	38.5	(38.6)	(118.9)	(157.5)	(119.0)	(0.1)

Cash flow	3.6	6.0	118.9	124.9	128.5	9.6

At 31 March 2004	42.1	(32.6)	–	(32.6)	9.5	9.5

35     RELATED PARTY TRANSACTIONS

Sales and recharges to joint ventures on normal trading terms during the year ended 31 March 2004 were £40.3 million (31 March 2003 – £22.8 million), of these amounts £11.1 million was outstanding at the year end (2003 – £8.6 million).

Movements on loans and investments with joint ventures are included in note 13 of the accounts.

There were no other material related party transactions during the year.

3.29	United Utilities Annual Report on Form 20-F 2004

Back to Contents

Appendix 3

THIS PAGE DOES NOT APPEAR IN UNITED UTILITIES PLC’S ANNUAL REPORT & ACCOUNTS 2004

36	SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED KINGDOM AND THE UNITED STATES OF AMERICA

The group’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (‘UK GAAP’), which differ in certain respects from accounting principles generally accepted in the United States of America (‘US GAAP’). Differences which have a significant effect on the consolidated net income, shareholders’ equity and financial position of the group are set out below.

During the year ended 31 March 2004 the group announced a 5 for 9 rights issue, structured so that the proceeds are received in two stages. The first tranche was received during September 2003. Basic and diluted earnings per share have been adjusted for all periods prior to the rights issue to reflect the bonus element of the rights issue as required by Financial Reporting Standard No. 14, Earnings per Share. Further details of the adjustment are given in note 10 to the consolidated financial statements. The same adjustments are required under US GAAP.

The group has adopted Statement of Financial Accounting Standards No. 132 Revised (‘SFAS 132R’), Employers’ Disclosures about Pensions and Other Post Retirement Benefits, Statement of Financial Accounting Standards No. 143 (‘SFAS 143’), Accounting for Asset Retirement Obligations, Statement of Financial Accounting Standards No. 145 (‘SFAS 145’), Rescission of FASB statements nos. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections, Statement of Financial Accounting Standards No. 149 (‘SFAS 149’), Amendment to Statement 133 on Derivative Instruments and Hedging Activities, Statement of Financial Accounting Standards No. 150 (‘SFAS 150’), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, FASB Interpretation No. 46 Revised (‘FIN 46R’), Consolidation of Variable Interest Entities (‘VIEs’), for new VIEs created or modified since 1 February 2003, and Emerging Issues Task Force No. 00-21, Revenue Arrangements with Multiple Deliverables. The adoption of these standards has had no material effect on the financial position, results of operations or cash flows of the group.

Effect on net income of differences between UK and US GAAP

		2004	2003	2002
For the year ended 31 March	Note	£m	£m	£m

Net income in accordance with UK GAAP		361.0	277.8	261.8

US GAAP adjustments:

– Pensions	(a)	(20.9)	(7.5)	16.5

– Infrastructure renewals	(b)	17.5	39.5	25.7

– Depreciation of infrastructure assets	(c)	(24.9)	(23.8)	(23.2)

– Provisions	(d)	2.2	(38.3)	–

– Capitalisation of interest	(e)	61.8	58.4	47.9

– Amortisation of capitalised interest	(e)	(11.4)	(10.5)	(9.4)

– Amortisation of goodwill	(f)	8.8	7.5	(26.7)

– Impairment of long-lived assets	(g)	(3.3)	23.8	–

– Derivatives and hedging activities	(h)	(84.3)	198.3	(41.6)

– Currency translation adjustments	(i)	–	(6.8)	(41.3)

– Share compensation costs	(j)	(0.9)	(2.0)	0.4

– Revenue and profit recognition	(k)	(13.4)	(31.4)	–

– Business combinations	(l)	(0.6)	–	–

– Deferred taxes	(m)	(119.0)	(0.8)	(55.4)

– Pre-contract costs	(n)	–	–	1.4

– Tax effect of US GAAP adjustments	(m)	23.4	(68.5)	(5.9)

Net income in accordance with US GAAP		196.0	415.7	150.2

Net income per £1 ordinary share in accordance
with US GAAP basic method (pence)	(p)	29.6	68.6	24.9

Net income per £1 ordinary share in accordance
with US GAAP diluted method (pence)	(p)	28.2	68.4	24.9

United Utilities Annual Report on Form 20-F 2004	3.30

Back to Contents

Appendix 3

THIS PAGE DOES NOT APPEAR IN UNITED UTILITIES PLC’S ANNUAL REPORT & ACCOUNTS 2004

Cumulative effect on shareholders’ equity of differences between UK and US GAAP

		2004	2003
At 31 March	Note	£m	£m

Shareholders’ equity in accordance with UK GAAP		3,083.3	2,533.6

US GAAP adjustments:

– Pensions	(a)	(349.8)	(377.3)

– Infrastructure renewals	(b)	149.2	131.7

– Depreciation of infrastructure assets	(c)	(246.5)	(221.6)

– Provisions	(d)	2.2	–

– Capitalisation of interest	(e)	587.7	525.9

– Amortisation of capitalised interest	(e)	(74.4)	(63.0)

– Goodwill	(f)	886.0	904.4

– Impairment of long-lived assets	(g)	20.5	23.8

– Derivatives and hedging activities	(h)	42.3	95.9

– Share compensation costs	(j)	7.0	3.5

– Revenue and profit recognition	(k)	(44.8)	(31.4)

– Business combinations	(l)	36.5	–

– Deferred taxes	(m)	(948.8)	(829.8)

– Dividends	(o)	212.7	178.6

– Tax effect of US GAAP adjustments	(m)	(32.8)	(19.5)

Shareholders’ equity in accordance with US GAAP		3,330.3	2,854.8

(a)     Pensions
Under UK and US GAAP, pension costs are determined on a systematic basis over the length of service of employees. The group accounts for the costs of pensions under the rules set out in UK GAAP. US GAAP is more prescriptive in respect of the actuarial assumptions which must be used and the allocation of costs to accounting periods. Furthermore, the actuarial valuation under US GAAP must be carried out on an annual basis.

Under UK GAAP, the pension cost is calculated based upon the actuary’s best estimate of the assumptions taken as a whole. The annual cost charged to the profit and loss account comprises the regular cost and variations. The regular cost is calculated so that it represents a reasonably stable percentage of pensionable payroll. Variations from the regular cost of providing pensions are generally spread over the expected remaining service lives of current employees in the scheme.

US GAAP requires each significant assumption to determine annual pension cost to be a best estimate with respect to that individual assumption. For example, the discount rate used should be that for ‘AA’ rated bonds with a similar maturity to the pension obligations and the value of the scheme assets should be based upon market values at each balance sheet date. Whilst US GAAP also adopts a spreading approach to allocating variations, it is more restrictive. As a result, certain variations, for example refunds from the scheme, would be recognised immediately rather than being spread forward. US GAAP treats increases in pensions as a prior service cost and accordingly amortises its effects over the working lives of the members after the increase is awarded. UK GAAP encourages expected increases to be provided for in advance by being built into the actuarial assumptions.

US GAAP requires a liability, the minimum pension liability, to be recognised that is at least equal to the unfunded accumulated benefit obligation. The corresponding entries are to intangible assets, to the extent of unrecognised prior service cost, and other comprehensive income, a component of shareholders’ equity.

Under UK GAAP, the group has recognised a pre-paid pension cost of £97.0 million as at 31 March 2004 (£58.5 million as at 31 March 2003). Under US GAAP, the group has recognised a pension liability of £254.3 million (net of prepayment of £49.2 million) as at 31 March 2004 (£322.9 million, net of prepayment of £31.6 million, as at 31 March 2003), of which £302.0 million has been recorded within accumulated other comprehensive income as at 31 March 2004 (£350.4 million as at 31 March 2003). £1.5 million has been recorded as an intangible asset at 31 March 2004 (£4.1 million as at 31 March 2003).

(b)     Infrastructure renewals
Under UK GAAP, the charge to the profit and loss account for depreciation reflects the planned level of expenditure for infrastructure renewals. The charge is adjusted under US GAAP to reflect actual expenditure in the year.

Under UK GAAP, enhancement expenditure classified as infrastructure renewals expenditure is capitalised and depreciated in line with the policy on infrastructure renewals accounting. Under US GAAP, enhancement expenditure is capitalised and depreciated over its estimated useful life.

(c)     Depreciation of infrastructure assets
Under UK GAAP, the depreciation charge for infrastructure assets is the estimated level of annual expenditure required to maintain the operating capability of the network which is based on the group’s independently certified asset management plan. Under US GAAP, depreciation is charged on infrastructure assets using the straight-line method over a period of 100 years, being the estimated economic life under US GAAP.

3.31	United Utilities Annual Report on Form 20-F 2004

Back to Contents

Appendix 3

THIS PAGE DOES NOT APPEAR IN UNITED UTILITIES PLC’S ANNUAL REPORT & ACCOUNTS 2004

(d)     Provisions
Provision accounting under UK GAAP is the same as under US GAAP, except as follows:

Under UK GAAP, an investor is required to account for its proportionate share of net liabilities in a loss-making joint venture, even when there is no obligation to fund those liabilities. Where this is the case, an investor’s share of net liabilities of an investment is shown as a provision rather than a negative fixed asset. The group held within provisions £38.3 million at 31 March 2002 to reflect its proportionate share of net liabilities in IEBA, the Argentine electricity utility. In the year ended 31 March 2003, the group concluded it no longer has a participating interest in IEBA and has therefore ceased to account for the investment as a joint venture. This conclusion gave rise to a release of the share of net liabilities of IEBA held at 1 August 2002.

Under US GAAP, an investor should discontinue recording losses of an investment when the investment has been reduced to zero, unless the investor has an obligation or commitment to fund those liabilities. As the group was not obligated or committed to funding the net liabilities of this investment, no such provision was recorded under US GAAP as at 31 March 2002. Consequently, the exceptional credit to the income statement in the year ended 31 March 2003 from the withdrawal from IEBA did not arise under US GAAP since the provision was not recorded under US GAAP.

Under UK GAAP, restructuring charges are provided in full, from the date of the announcement of the plan, including employee termination benefits, property exit costs, equipment write-downs and other restructuring related costs. Under US GAAP, different requirements apply such that certain restructuring charges are recognised in different accounting periods compared to UK GAAP.

(e)     Capitalisation of interest
Under UK GAAP, the capitalisation of interest is not required and the group expenses interest charges to the profit and loss account in the year in which they are incurred. Under US GAAP, interest charges on funds invested in the construction of qualifying assets during the time required to prepare them for their intended use are capitalised and amortised over the life of the respective assets.

(f)     Goodwill
Under UK GAAP, goodwill arising on acquisitions after 1 April 1998 is accounted for in accordance with FRS 10, Goodwill and Intangible Assets, and capitalised and amortised. Prior to that date, goodwill arising on acquisitions was, and remains, written off against shareholders’ equity in the year of the acquisition. On disposal or closure of all or part of a previously acquired business, any goodwill previously written off to reserves is included in calculating the profit or loss on disposal. Where capitalised goodwill is regarded as having a limited useful economic life, FRS 10 requires the cost to be amortised on a straight-line basis over that life, of up to 20 years.

Goodwill previously written off to reserves in the years ended 31 March 2004, 2003 and 2002 of £nil, £0.9 million and £nil, respectively was released from reserves in relation to disposals under UK GAAP.

Under US GAAP, prior to 1 April 2002, all goodwill was recognised in the balance sheet and amortised to the profit and loss account over its estimated useful life not exceeding 40 years. With effect form 1 April 2002, the group adopted SFAS 142, Goodwill and Other Intangible Assets. Under SFAS 142, the group is no longer required to amortise goodwill, including that related to investments in joint ventures, and other intangible assets with indefinite lives but will be required to subject these assets to periodic testing for impairment.

SFAS 142 establishes a method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit to a value below its carrying value. The goodwill test for impairment consists of a two-step process that begins with an estimation of the fair value of a reporting unit. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any, by determining the implied fair value of goodwill. The evaluation of impairment of existing goodwill in April 2003 indicated no impairment under US GAAP at that time. The group, in accordance with the provisions of SFAS 142, will conduct impairment testing in April of each year. Any impairments will be charged to the profit and loss account.

Under US GAAP the gross goodwill adjustment as at 31 March 2004 was £1,041.2 million (£1,068.4 million as at 31 March 2003). The accumulated amortisation adjustment under US GAAP as at 31 March 2004 was £155.2 million (£164.0 million as at 31 March 2003).

Goodwill amortisation including that related to investments in joint ventures under UK GAAP in the years ended 31 March 2004, 2003 and 2002 was £8.8 million, £7.5 million and £8.0 million, respectively. Under US GAAP, goodwill amortisation in the years ended 31 March 2004, 2003 and 2002 was £nil, £nil and £34.7 million, respectively.

(g)     Impairment of long-lived assets
Under UK GAAP, all long-lived assets are assessed for impairment under FRS 11, Impairment of Fixed Assets and Goodwill, whenever events or circumstances indicate that an asset may be impaired. Any impairment is determined by comparing the carrying value of the asset with its recoverable amount, which is determined by reference to the estimated discounted cash flows to be generated from its use. If the events or circumstances that triggered the impairment no longer exist, the impairment may be reversed in subsequent periods.

Under US GAAP, long-lived assets, other than goodwill and intangible assets with an indefinite life, are assessed for impairment under SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Goodwill and intangible assets with an indefinite life are assessed for impairment under SFAS 142 as discussed in note (f) above. Under SFAS 144, assets are assessed for impairment whenever events or circumstances indicate that an asset may not be recoverable by comparing the carrying value of the asset with the estimated undiscounted cash flows to be generated by the asset. If this test indicates a deficit, any impairment is calculated by comparing the carrying value of the asset with its fair value, which is usually determined by reference to estimated discounted cash flows. Under US GAAP the restoration of a previously recognised impairment loss is prohibited.

In accordance with FRS 11 the group performed an impairment review within its telecommunications business in the year ended 31 March 2003. This resulted in an exceptional adjustment to value of £25.5 million representing tangible assets of £14.6 million, intangible assets of £8.6 million and goodwill of £2.3 million. Under US GAAP, there was no indication of impairment of tangible or intangible assets, other than goodwill, in the

United Utilities Annual Report on Form 20-F 2004	3.32

Back to Contents

Appendix 3

THIS PAGE DOES NOT APPEAR IN UNITED UTILITIES PLC’S ANNUAL REPORT & ACCOUNTS 2004

telecommunications business on an undiscounted cash flow basis in accordance with SFAS 144. In addition, no impairment of goodwill under SFAS 142 was required, as stated in note (f) above. The tangible and intangible assets continue to be depreciated under US GAAP resulting in a charge to income of £3.3 million and £1.7 million in the years ending 31 March 2004 and 2003 respectively. There was no impairment of goodwill in 2004 or 2002 under UK or US GAAP.

(h)     Derivatives and hedging activities
Under UK GAAP, the group does not recognise derivatives at fair value on the balance sheet nor are mark to market amounts recorded in net income. Interest differentials on derivative instruments are charged to the profit and loss account as interest costs in the period in which they are realised. Changes in the market value of futures trading contracts are reflected in the profit and loss account in the period in which the change occurs. Monetary assets and liabilities denominated in foreign currencies that are hedged by a foreign currency derivative are translated using the contract rate in the hedging derivative.

Under US GAAP the group adopted SFAS 133, Accounting for Derivatives Instruments and Hedging Activities (‘SFAS 133’) on 1 April 2002. SFAS 133 requires that all derivative instruments are recognised as assets or liabilities on the balance sheet and measured at fair value, regardless of the purpose or intent in holding them. Changes in the fair value of derivative instruments are recognised periodically either in earnings or shareholders’ equity (as a component of other comprehensive income), depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For derivatives designated as fair value hedges, changes in fair value of the hedged item and the derivative are recognised currently in earnings. For derivatives designated as cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognised in accumulated other comprehensive income on the balance sheet until the hedged item is recognised in earnings. The ineffective portion of the fair value changes are recognised in earnings immediately. Changes in the fair value of the underlying debt instruments are not recognised in net income or shareholders’ equity.

In accordance with the transition provisions of SFAS 133, the group recorded, at 1 April 2001, a net-of-tax cumulative-effect reduction of £88.1 million in accumulated other comprehensive income within shareholders’ equity to recognise at fair value all derivatives that were previously designated as cash flow type hedging instruments. Of the transition adjustment of £88.1 million in accumulated comprehensive income, £67.1 million has been re-classified into earnings at 31 March 2004 (£45.5 million at 31 March 2003).

Additionally, a fair value adjustment recognised in accordance with the transition provisions of SFAS 133 increased debt by £163.0 million which was offset by a corresponding amount to record derivatives previously designated as fair value type hedging instruments. The fair value adjustment to debt is being amortised over the period of the debt in accordance with the transitional rules.

The group currently does not designate any of its derivative instruments as hedges under SFAS 133. As a result, all derivative contracts have been recorded in the balance sheet at market value at the year end (with changes in fair value recorded in earnings) and all monetary assets and liabilities have been re-translated at spot rates. The group’s earnings under US GAAP will be more volatile because of the effect of derivative instruments.

At 31 March 2004 and 2003, the balance sheet includes current derivative assets of £192.0 million and £379.3 million, current derivative liabilities of £23.2 million and £23.2 million and non-current derivative liabilities of £206.2 million and £260.2 million, respectively.

Under UK GAAP, the group defers gains and losses on interest rate swaps that have been terminated over the period of the underlying debt that was originally hedged. Under US GAAP, all interest rate swaps are marked to market through earnings. Therefore the settlement of an interest rate swap has no further impact on reported earnings.

(i)     Currency translation adjustments
Under UK GAAP, currency translation adjustments on net borrowings used to finance foreign investments are taken to the statement of total recognised gains and losses to offset the foreign exchange exposure on foreign investments.

Under US GAAP, this offset is not available since the group elected not to designate any instruments as hedges in the year ended 31 March 2002. In the years ended 31 March 2004 and 2003, there was no currency translation adjustment resulting from the investment in IEBA since the investment had been reduced to zero.

(j)     Share compensation costs
Under UK GAAP, the group’s UK Sharesave scheme is exempt from the requirement to recognise any compensation expense and is therefore accounted for as a non-compensatory plan. Compensation expense is recorded in respect of the executive share option schemes for the difference, if any, between the exercise price and the share price at the date of grant. Compensation expense is recorded for the performance share plan on a straight-line basis over the period in which performance is measured.

Under US GAAP, the group accounts for stock issued to employees in accordance with Accounting Principles Board Opinion No. 25 (‘APB 25’), Accounting for Stock Issued to Employees. Under APB 25, options granted under the UK Sharesave scheme are treated as compensatory. Also, under APB 25, the executive share option scheme and the performance share plan have been treated as variable plans due to performance conditions attached to the plans. Accordingly, compensation expense has been recognised under US GAAP for the Sharesave scheme, the executive share option scheme and the performance share plan. For all options that include performance-related criteria the cost is calculated as the difference between the option price and the market price at the end of the reporting period. In respect of the Sharesave scheme, the cost is calculated as the difference between the option price and the market price at date of grant. The cost is amortised over the period from the date the options are granted to the date they are first exercisable, that is, the vesting date.

Estimated compensation expense under UK GAAP for the performance share plan is recorded as a liability. Under US GAAP, compensation expense is recorded as a credit to shareholders’ equity.

(k)     Revenue and profit recognition
Under UK GAAP, non-refundable set up fees received from clients as a contribution to transition costs incurred at the commencement of a contract are offset against transition costs actually incurred, with any excess recognised as revenues over the period of the contract in line with forecast

3.33	United Utilities Annual Report on Form 20-F 2004

Back to Contents

Appendix 3

THIS PAGE DOES NOT APPEAR IN UNITED UTILITIES PLC’S ANNUAL REPORT & ACCOUNTS 2004

activity levels. Under US GAAP, non-refundable set up fees received at the commencement of a contract are deferred and recognised on a straight-line basis over the longer of the expected client relationship or contractual term.

Under UK GAAP, fixed fee elements within contractually defined revenues are recognised in the period in which services are billed in accordance with the pricing terms. Under US GAAP, the fixed fee elements are recognised on a straight-line basis over the period of the contract, unless evidence suggests that the revenue is earned or that obligations are fulfilled in a different pattern.

The reduction in revenue under US GAAP is £8.6 million in the year ended 31 March 2004 (£40.9 million and £nil in the years ended 31 March 2003 and 2002, respectively).

Under UK GAAP, provision is required to be recognised for a contract where the unavoidable costs of meeting the obligations under the contract exceed the benefits expected to be received. The provision is measured at the value of the net obligations and is recorded within operating expenses. Under US GAAP, such a provision may not be necessary due to the different revenue recognition policies.

(l) Business combinations
For business combinations occurring in the year ended 31 March 2004, the purchase method of accounting was used for UK GAAP whereby the acquiring entity allocates consideration for the transaction to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition with the difference treated as goodwill. The group accounts for these business combinations on a consistent basis under US GAAP with the following exceptions:

Under UK GAAP, the group recognises intangible assets separately in a business combination only when they can be disposed of separately without disposing of the business of the entity and their value can be measured reliably on initial measurement. Under US GAAP, the group recognises acquired intangible assets apart from goodwill if (i) they arise from contracted or other legal rights even if the assets are not transferable or separable from the acquired entity or from other rights and obligations or (ii) they are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. In connection with business combinations occurring in 2004, the group recognised intangible assets of £32.8 million under US GAAP, comprising customer relationships and customer lists which are amortised over their estimated useful lives. As at 31 March 2004, the net book value of intangible assets under US GAAP was £32.2 million, net of £0.6 million of accumulated amortisation.

Under UK GAAP, the fair value of the consideration payable includes an estimate of amounts which are deferred or which are contingent upon the future revenues of the acquired entity. Under US GAAP, the contractual terms relating to the determination and payment of deferred and contingent consideration cause an element of the total expected consideration to be treated as compensation cost for post-acquisition services. This element is accrued over the relevant service period. In connection with business combinations occurring in 2004, the group recognised £4.3 million of contingent consideration as part of the purchase price of the acquired companies under UK GAAP. Under US GAAP this will be recognised as compensation expense in future periods. In the year ended 31 March 2004, £nil was recognised as compensation expense under US GAAP as the business combination occurred on 31 March 2004.

(m) Deferred taxes
Under UK GAAP, the group provides for deferred tax on a discounted basis in respect of timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of available evidence, it is regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses and from which the future reversal of underlying timing differences can be deducted.

Under US GAAP, deferred taxation is provided for all temporary differences (differences between the carrying value of assets and liabilities and their corresponding tax bases) on a full liability basis. Certain items that are treated as permanent differences under UK GAAP are treated as temporary differences under US GAAP. Deferred tax assets are also recognised (net of a valuation allowance) to the extent that it is more likely than not that the benefit will be realised. Under US GAAP, discounting of deferred taxes is prohibited.

(n) Pre-contract costs
Under UK GAAP, the group adopted UITF34 Pre-contract costs in the year ended 31 March 2003. The UK GAAP accounting policy for pre-contract costs is aligned to US GAAP. In previous years, there was no material difference between UK and US GAAP in respect of this item.

(o) Dividends
Under UK GAAP, the proposed dividends on Ordinary and A shares, as recommended by the directors, are deducted from shareholders’ equity and shown as a liability in the balance sheet at the end of the period to which they relate. Under US GAAP, such dividends are only deducted from shareholders’ equity at the date of declaration of the dividend. Consequently dividends under US GAAP for the year ended 31 March 2004 are £281.2 million (2003: £262.4 million, 2002: £256.7 million).

(p) Earnings per share (EPS)
Under UK GAAP, basic EPS is based on the weighted average number of Ordinary shares outstanding during the year. EPS is the profit in pence attributable to each equity Ordinary share, based on the profit for the financial year attributable to Ordinary shareholders divided by the weighted average number of Ordinary shares in issue during the year and ranking for dividend in respect of the period. This method is also used for basic EPS under US GAAP. Under UK GAAP, FRS 14 expressly permits the disclosure of an additional earnings per share provided that the unadjusted earnings per share is given at least equal prominence and it is calculated on a consistent basis over time. The adjustment to profit and basic earnings per share has been made to eliminate the impact of exceptional items and goodwill amortisation.

The weighted average number of shares has been adjusted for the years ended 31 March 2003 and 2002, which were prior to the rights issue, using an adjustment factor of 0.9176, based on the consideration received from the first stage of the rights issue. Further details are provided in note 10 of the consolidated financial statements.

United Utilities Annual Report on Form 20-F 2004	3.34

Back to Contents

Appendix 3

THIS PAGE DOES NOT APPEAR IN UNITED UTILITIES PLC’S ANNUAL REPORT & ACCOUNTS 2004

Under UK and US GAAP, diluted EPS must be disclosed. This is based on net income and computed using the weighted average number of shares in issue during the year and the dilutive effect of all share options and Ordinary share equivalents. This method is similar to the treasury stock method used to calculate diluted EPS for US GAAP purposes.

Earnings per share computed in accordance with US GAAP has been based on the following number of shares:

	2004	2003	2002
	million	million	million

Weighted average number of Ordinary shares under US GAAP – basic EPS	662.8	606.0	603.2

Common stock equivalents – dilutive share options	3.9	2.3	1.9

Number of A shares to be issued in 2005 (Ordinary share equivalent)	82.8

Number of A shares that would have been issued at fair value (Ordinary share equivalent)	(53.6)

Weighted average number of Ordinary shares under US GAAP – diluted EPS	695.9	608.3	605.1

(q)	New US Accounting Standards and pronouncements not yet effective

FASB Interpretation No. 46 Revised (‘FIN 46R’), Consolidation of Variable Interest Entities
FIN 46R, issued in January 2003 and revised in December 2003, provides guidance for identifying a controlling interest in a Variable Interest Entity (‘VIE’) established by means other than voting interests. FIN 46R requires consolidation of a VIE by an enterprise that holds such a controlling interest. This Interpretation has been adopted for VIEs created or modified after 31 January 2003. For VIEs in which the group holds a variable interest that it acquired before 1 February 2003, the Interpretation will be effective as of 1 April 2004. The group has not determined the effect, if any, of FIN 46R to entities existing prior to 1 February 2003 on the group’s financial position, results of operations or cash flows.

(r)	Classification differences between UK and US GAAP
In addition to the differences between UK and US GAAP related to the recognition and measurement of transactions by the group, there are also a number of differences in the manner in which items are classified in the consolidated profit and loss account and consolidated balance sheet. These classification differences have no impact on net income or shareholders’ equity.

Provisions for liabilities and charges
Provisions for liabilities and charges under UK GAAP include £8.3 million (2003: £9.4 million) which are due within one year and which would be reclassified to current liabilities under US GAAP.

Grants
Under UK GAAP, grants (other then capital contributions towards infrastructure assets) are disclosed within deferred grants and contributions as creditors in the balance sheet. Under US GAAP, these amounts are classified differently and would be set against the assets to which they relate. Consequently £298.1 million (2003: £285.5 million) would be classified within tangible fixed assets under US GAAP, rather than as a long-term liability under UK GAAP.

Exceptional items
Under UK GAAP, exceptional items are material items which derive from events or transactions that fall within the ordinary activities of a reporting entity and which individually or, if of a similar type in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view. Exceptional items under UK GAAP in the year ended 31 March 2004 amount to a charge of £2.7 million and comprise £4.6 million business restructuring charges and £2.4 million loss on disposal of fixed assets, offset by £4.3 million credit on sale or termination of operations. In the years ended 31 March 2004 and 2003, the profit on sale or termination of operations was disclosed as an exceptional item, after operating profit. In the year ended 31 March 2004, the loss on disposal of fixed assets was disclosed as an exceptional item, after operating profit.

Under US GAAP, all exceptional items would have been reflected within operating profit.

Equity method investments
Under UK GAAP, the share of joint ventures’ operating results excludes share of joint ventures’ interest and share of joint ventures’ tax. These amounts are included within ‘Interest payable and similar charges’ and ‘Taxation charge’ respectively. Under US GAAP all of these amounts are included within ‘Equity in earnings/(losses) of affiliates’.

Under UK GAAP investments in joint ventures are classified under the heading investments within fixed assets. Under US GAAP investments in joint ventures are classified as investments in equity affiliates.

(s) Cash flows
Under UK GAAP, the group complies with FRS 1 (Revised), Cash Flow Statements, the objective and principles of which are similar to those set out in SFAS 95, Statement of Cash Flows. The principal difference between the two standards is in respect of classification. Under FRS 1 (Revised), the group presents its cash flows for (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) capital expenditure and financial investment; (e) acquisitions and disposals; (f) dividends to shareholders; (g) management of liquid resources; and (h) financing activities. SFAS 95 is less prescriptive and recognises only three categories of cash flow activity (a) operating; (b) investing; and (c) financing.

Cash flows arising from taxation and returns on investments and servicing of finance under FRS 1 (Revised) would be included as operating activities under SFAS 95; dividend payments would be included as a financing activity under SFAS 95 and cash flows from capital expenditure, long-term investments, acquisitions and disposals would be included as investing activities under SFAS 95. In addition, under FRS 1 (Revised), cash represents cash at bank and in hand, less bank overdrafts; cash equivalents (i.e. liquid resources) are not included with cash. Movements of liquid resources are included under a separate heading. Under US GAAP, cash is not offset by bank overdrafts repayable within 24 hours from the date of the advance. Such overdrafts are classified within financing activities under US GAAP.

3.35	United Utilities Annual Report on Form 20-F 2004

Back to Contents

Appendix 3

THIS PAGE DOES NOT APPEAR IN UNITED UTILITIES PLC’S ANNUAL REPORT & ACCOUNTS 2004

Set out below is a summary consolidated statement of cash flows under US GAAP:

	2004	2003	2002
	£m	£m	£m

Net cash provided by operating activities	770.3	635.4	578.2

Net cash used in investing activities	(1,064.0)	(694.9)	(595.8)

Net cash provided/(used) by financing activities	297.3	78.9	(14.3)

Effect of exchange rate changes on cash	–	0.2	0.1

Net increase/(decrease) in cash	3.6	19.6	(31.8)

Cash at beginning of year	38.5	18.9	50.7

Cash at end of year	42.1	38.5	18.9

Non-cash items of £6.3 million and £4.9 million arose in the years ended 31 March 2004 and 2003, respectively, in relation to financing activities.

(t)	Provision for doubtful debts

	Balance			Balance
	at beginning	Additions	Utilisations	at end
For the year ended 31 March 2004	of period	note (a)	note (b)	of period

Provision for doubtful debts	93.9	52.8	(38.9)	107.8

For the year ended 31 March 2003

Provision for doubtful debts	70.6	52.1	(28.8)	93.9

For the year ended 31 March 2002

Provision for doubtful debts	64.4	35.9	(29.7)	70.6

Note:
(a)	Amounts charged to costs and expenses.

(b)	Bad debt write-offs and charges to allowances, net of other adjustments, re-classifications and exchange rate changes.

(u)	Condensed income statement
The table below is the condensed income statement presented in accordance with Article 10 of Regulation S-X and based on UK GAAP amounts:

	2004	2003	2002
For the year ended 31 March	£m	£m	£m

Net sales and gross revenues	2,060.0	1,878.8	1,786.2

Costs and expenses applicable to sales and revenues	(834.1)	(733.7)	(690.4)

Depreciation and amortisation	(376.1)	(356.9)	(324.0)

Other operating costs	(107.4)	(87.5)	(116.5)

Selling, general and administrative expenses	(130.8)	(119.5)	(109.7)

Provision for doubtful accounts and notes	(52.8)	(52.1)	(35.9)

Operating income	558.8	529.1	509.7

Non-operating income	13.2	14.9	11.9

Interest and amortisation of debt discount and expense	(237.6)	(220.1)	(216.7)

Income before income tax expense, minority interests and equity investees	334.4	323.9	304.9

Income tax expense	27.5	(45.7)	(37.0)

Minority interests in income of consolidated entities	(1.6)	(2.3)	(1.6)

Equity in earnings of unconsolidated entities and 50 per cent or less owned persons	0.7	1.9	(4.5)

Net income	361.0	277.8	261.8

Basic earnings per share	54.5p	45.8p	43.4p

Diluted earnings per share	52.1p	45.7p	43.3p

United Utilities Annual Report on Form 20-F 2004	3.36

Back to Contents

Appendix 3

THIS PAGE DOES NOT APPEAR IN UNITED UTILITIES PLC’S ANNUAL REPORT & ACCOUNTS 2004

37	RESTATEMENTS UNDER UK GAAP IN THE YEAR ENDED 31 MARCH 2003 AND ADJUSTMENT TO EARNINGS PER SHARE

In the year ended 31 March 2003 the group adopted Urgent Issues Task Force (UITF) Abstract 34 ‘Pre-contract costs’ the application of which is reflected in the current and prior years reported results. UITF 34 requires that pre-contract costs should only be recognised as an asset after the point where it is virtually certain that a contract will be entered into with net cash inflows that will recover the costs capitalised. Prior to the year ended 31 March 2003, the group’s policy was to capitalise and fully provide against pre-contract costs until their recovery was considered to be secured by profitable contracts. Once the contract was secured, the provision was released and capitalised costs amortised over the expected life of the contract. The impact of adopting UITF 34 was to reduce the profit for the year ended 31 March 2003 by £1.5 million (net of tax). The results for the previous years have also been amended to reflect the requirements of UITF 34, with the results for the year ended 31 March 2002 reduced by £1.4 million (net of tax).

During the year ended 31 March 2003 the group reviewed its policy in respect of accounting for network capacity sales. Your Communications owns a telecommunication network and where there is excess capacity it may sell this capacity to third parties. Prior to the year ended 31 March 2003, where substantially all of the risks and rewards of ownership were transferred to the purchaser over the economic life of the asset, these transactions had been accounted for as a sale and recognised in turnover when all relevant conditions of the contract had been met. Having reviewed current accounting practice, the group concluded that an accounting policy which treats such transactions as grants of operating leases (unless legal title passes) rather than as sales, was more appropriate as it reflects the long-term nature of the transaction. The current policy is aligned with the subsequently issued UITF 36 ‘Contracts for sales of capacity’. The impact of the change in accounting policy on the results for the year ended 31 March 2003 was a reduction in profit of £1.0 million (net of tax), and a reduction in turnover of £3.0 million. The results for the previous years have also been amended to reflect this change in accounting policy, with the profit for the year ended 31 March 2002 reduced by £1.8 million (net of tax) and turnover reduced by £4.8 million.

As described in note 10 of the consolidated financial statements and note 36(p), earnings per share has been adjusted for all periods prior to the rights issue to reflect the bonus element of the rights issue, as required by FRS 14 under UK GAAP. The same adjustments are required under US GAAP.

3.37	United Utilities Annual Report on Form 20-F 2004

Back to Contents

Glossary

Term used in annual report or 20-F	US equivalent or brief description

A shares	Common stock/share of 50 pence each

Accounts	Financial statements

Acquisition method of accounting	Purchase accounting

Allotted	Issued

Called-up share capital	Ordinary and A shares, issued and fully paid

Capital allowances	Tax term equivalent to US tax depreciation allowances

Class of business	Industry segment

Creditors	Accounts payable/payables

Creditors: amounts falling due after more than one-year	Long-term liabilities

Creditors: amounts falling due within one-year	Current liabilities

Debtors	Accounts receivable/receivables

Depreciation	Amortisation

Finance lease	Capital lease

Employee share option	Employee stock option

Equity shareholders’ funds	Stockholders’ equity

Financial year	Fiscal year

Fixed asset investments	Long-term investments

Freehold	Ownership with absolute rights in perpetuity

Freehold land	Land owned

Gearing	Leverage

Group, or consolidated, accounts	Consolidated financial statements

Interest receivable	Interest income

Interest payable	Interest expense

Nominal value	Par value

Ordinary share	Common stock/share of £1.00 each

Pension scheme	Pension plan

Profit	Income (or earnings)

Profit and loss account (reserve)	Retained earnings

Profit and loss account	Income statement

Reconciliation of movements in equity shareholders’ funds	Statement of changes in stockholders’ equity

Reserves	Stockholders’ equity other than capital stock

Share capital	Shares, capital stock or common stock issued and fully paid

Share premium account	Premiums paid in excess of par value

Shares	Unless further defined, both A shares and Ordinary shares together

Shares in issue	Shares outstanding

Stocks	Inventories/operating stocks

Tangible fixed assets	Property, plant and equipment

Turnover	Revenues (or sales)

2004 Annual Report on Form 20-F text printed on Revive Silk containing at least 75% de-inked and chlorine free genuine post-consumer waste, and Soporset Premium Offset made from ECF pulp sourced from certified sustainable forests. These materials are manufactured from mills accredited with ISO14001.

Design and produced by Black Sun plc (020) 7736 0011. Printed by Butler & Tanner.

United Utilities PLC Dawson House Great Sankey Warrington WA5 3LW Telephone 01925 237000 Facsimile 01925 237073	Registered in England and Wales Registered number 2366616 www.unitedutilities.com