Form 20-F
period 2005-03-31
UNITED UTILITIES PLC
filed 2005-06-03
CIK 1053775

Securities and Exchange Commission
Washington, D.C. 20549

FORM 20-F
Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended 31 March 2005

or

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

Ordinary shares of £1 each: 561,572,377 (as of 31 March 2005). A shares of £0.50 each: 309,286,997 (as of 31 March 2005).

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

Back to Contents

Introduction

In this report, references to ‘company’ or ‘United Utilities’ are to United Utilities
PLC, either alone or together with its consolidated subsidiaries, as the context requires. References to ‘group’ are to United Utilities PLC together with its consolidated subsidiaries. References to ‘United Utilities Electricity’ are to
United Utilities Electricity PLC, to ‘Your Communications’ are to Your
Communications Group Limited and subsidiaries, to ‘Eurocall’ are to Eurocall
Holdings Limited and subsidiaries, to ‘United Utilities Contract Solutions’ are to
United Utilities Contract Solutions Holdings Limited and subsidiaries, to ‘United
Utilities Industrial’ are to United Utilities Industrial Limited and subsidiaries, to
‘United Utilities Networks’ are to United Utilities Networks Limited and, up until
31 March 2003, the metering and connections activities of United Utilities Water and United Utilities Electricity, to ‘United Utilities Customer Sales’ are to United
Utilities Customer Sales Limited and the customer relationship activities of
United Utilities Water, to ‘United Utilities North West’ are to United Utilities
North West PLC and to the asset management activities of the wastewater, water and electricity network assets owned by United Utilities Water and United
Utilities Electricity, to ‘United Utilities Water’ are to United Utilities Water PLC,
and to ‘Vertex’ are to Vertex Data Science Limited which are all wholly owned subsidiaries of the company.

References are also made to specific terms which bear the following meanings:

–	‘Megawatt’ (MW)	–	a megawatt is a unit of power equal to one million watts.

–	‘Gigawatt’ (GW)	–	a gigawatt is a unit of power equal to one billion (one thousand million) watts.

–	‘Gigawatt-hour’ (GWh)	–	one gigawatt-hour represents one hour of electricity consumption at a constant rate of 1GW.

–	‘Kilowatt’ (kW)	–	a kilowatt is a unit of power equal to one thousand watts.

–	‘Kilovolt’ (kV)	–	a kilovolt is a unit of electrical potential equal to 1000 volts.

–	‘Megalitre’ (Ml)	–	one megalitre equals one million litres.

–	‘Microgram’ (ug)	–	a microgram is one millionth of a gram.

The company’s registered office is located at Dawson House, Great Sankey, Warrington, WA5 3LW, England and its telephone number is +44 (0)1925 237000. The web site address is www.unitedutilities.com.

The company’s financial year ends on 31 March of each year. Unless the context otherwise requires, references in this report to ‘financial year’ or to a particular year (e.g. 2004/05) are to the 12 months ended on 31 March of that year. Unless otherwise indicated, the financial information contained in this report has been prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP). Note 37 to the consolidated financial statements (pages 85 to 92) contains reconciliations from UK GAAP of net income, shareholders’ equity and the company’s financial position to accounting principles generally accepted in the United States of America (US
GAAP). Unless otherwise indicated, a reference in this report to ‘consolidated financial statements’ is to the audited consolidated financial statements of the company (together with accompanying notes) prepared at the end of each financial year. Unless otherwise indicated, financial information for the group included in this report is presented on a consolidated basis and references to
‘turnover’ (revenue) with respect to a business segment are to the gross turnover of such a segment (i.e. including share of joint ventures).

This is the report and accounts and Form 20-F of United Utilities PLC for the financial year ended 31 March 2005. It contains the annual report and accounts in accordance with UK generally accepted accounting principles and regulations and a reconciliation to US generally accepted accounting principles.
This document also incorporates the annual report on Form 20-F as required by the US Securities and Exchange Commission (the ‘SEC’), however the document filed with the SEC may be supplemented with further information or amended if necessary.

Back to Contents

Cross reference to form 20-F

The information in this document that is referred to below shall be deemed to be part of the annual report on Form 20-F for 2005 that has been filed with the Securities and Exchange Commission. This information is the only information that is intended to be filed or incorporated by reference into any filing made by the company under applicable US securities laws.

Pages
Item 1 – Identity of directors, senior management
and advisors
Not applicable	-

Item 2 – Offer statistics and expected timetable
Not applicable	-

Item 3 – Key information
Selected financial data	93-97
Risk factors	29-31

Item 4 – Information on the company	4-14
History and development of the company	4
Business overview	4-14
Organisational structure	4
Property, plant and equipment	13

Item 5 – Operating and financial review and prospects	3, 15-29
Executive overview	2-3
Operating and financial performance review	15-22
Liquidity and capital resources	22-25
Research and development, patents and licences	28
Off-balance sheet arrangements	25
Contractual obligations	23-24
Safe harbor	29

Item 6 – Directors, senior management and employees
Directors and senior management biographies	33-34
Compensation	37-48
Non-executive directors terms of appointment	37-38
Executive directors contracts of service	48
Remuneration committee	37
Audit committee	52
Employees	35
Directors' share interests	35-37
Employee involvement and employee share schemes	37

Item 7 – Major shareowners and related party transactions
Major shareowners	36
Related party transactions	84

Item 8 – Financial information (see Item 17)
Differences in UK/NYSE corporate governance practices	49-54
Dividends	98
Litigation	31
Significant changes	28

Item 9 – The offer and listing
History of stock price	103
Markets	4

Item 10 – Additional information
Memorandum and articles of association	100
Material contracts	99
Exchange controls	99
Taxation	101-102
Documents on display	103
Subsidiary information	70

Pages
Item 11 – Quantitative and qualitative
disclosure about market risk	23-24

Item 12 – Description of securities other
than equity securities
Not applicable	-

Item 13 – Defaults, dividend arrearages and delinquencies
None	-

Item 14 – Material modifications to the rights
of security holders and the use of proceeds
None

Item 15 – Controls and procedures	51

Item 16 – [Reserved]	-

Item 16A – Audit committee financial expert	52

Item 16B – Code of ethics	32

Item 16C – Principal accountant fees and services	53

Item 16D – Exemptions from listing standards
for audit committees
Not applicable

Item 16E – Purchases of equity securities
by the issuer and affiliated purchasers
Not applicable	-

Item 17 – Financial Statements
Report of independent registered public accounting firm	55
Consolidated profit and loss account	56
Balance sheets	57
Consolidated cash flow statement	58
Reconciliation of net cash flow to movement in net debt	58
Statement of total recognised gains and losses	58
Reconciliations of movements in equity shareholders' funds	59
Notes to the accounts	60-84
Summary of differences between accounting principles generally accepted in the United Kingdom and the United States of America	85-92

Item 18 – Financial statements
Not applicable	-

Item 19 – Exhibits	107-108

United Utilities Annual Report & Accounts 2005

Back to Contents

Chairman’s review

Strong results, which
demonstrate the success
of the group’s strategy…

Performance
I am pleased to report another strong set of results. Turnover (including share of joint ventures) rose 11.9 per cent to £2,368.2 million, reflecting growth across all businesses. Total operating profit increased 10.7 per cent to £645.9 million compared with last year. This increase reflects improved segmental operating profits** in licensed multi-utility operations, infrastructure management and business process outsourcing, and reduced segmental operating losses** in telecommunications.

Dividend
These results further demonstrate the success of our strategy, to improve the efficiency of our regulated businesses and to achieve growth in our support services businesses. In line with our target to maintain dividends in real terms, the board is proposing to increase the final dividend by 2.5 per cent. Subject to shareholders’ approval at the annual general meeting, the final dividend for the year ended 31 March 2005 of 30.63 pence per ordinary share and 15.315 pence per A share will be paid on 26 August 2005 to shareholders on the register at the close of business on 10 June 2005.

People
We were pleased to welcome David Jones and Nick Salmon to the board as non-executive directors earlier this year. Much of David’s career was spent in the utility sector, latterly as chief executive of National Grid. Nick is currently chief executive of Cookson Group plc and has considerable experience of the energy infrastructure sector. With their respective backgrounds, I have no doubt that both will add to the quality of board debate.

In addition, it was particularly pleasing to welcome Tom Drury as an additional executive director. Tom has led Vertex to become one of the leading business process outsourcing companies in the UK and, before that, he held other senior management positions in the group.

Finally, I wish to place on record the board’s sincere thanks to John Seed who will retire at the next annual general meeting, having completed three three-year terms of office. In particular, John has ably chaired the remuneration committee for many years and his experience and sound judgement will be greatly missed by his board colleagues.

Looking forward
Looking to the future, and following the conclusion of our regulatory reviews, the board has set a target of maintaining dividends in real terms over the next five-years. This target is dependent upon the group’s regulated business at least meeting its cost savings targets, and its non-regulated businesses continuing to perform at least in line with current levels.

On behalf of the board, I want to acknowledge and thank all our staff for their commitment and hard work in achieving these results.

Sir Richard Evans
Chairman

**	segmental operating profit/loss is defined as total operating profit before goodwill amortisation and exceptional items for a segment as shown in the segmental analysis by class of business in note 2 of the consolidated financial statements.

2	United Utilities Annual Report & Accounts 2005

Back to Contents

Operating and financial review
Chief executive’s overview

Progress in our support
services businesses has
been excellent…

Business performance
This set of results is a further milestone in the implementation of our strategy, which we put in place over five years ago. Progress in our support services businesses has been excellent. We have now established United Utilities Contract Solutions as the UK’s leading utility infrastructure outsourcing business, and Vertex as the third largest business process outsourcing company in the country.

In addition to good profit growth in our licensed multi-utility operations business, we accepted the final price determinations for both our water and electricity businesses in December. Although the efficiency targets set are demanding, the final proposals allow almost £350 million more revenue than the initial draft determinations, reflecting welcome movement on the part of the regulators in response to our representations. Having made preparations in advance of receiving these proposals, we have plans in place which we believe meet the challenges set for us.

The second stage of our rights issue, which is due later this month, will make an important contribution to the funding of our regulated capital investment programmes over the 2005-10 period. In addition to the £2.9 billion programme that was set out in its final determination, United Utilities Water is expecting to spend approximately another £200 million as a result of carry-over of obligations funded during the previous regulatory period. Furthermore, we estimate that there is potential for up to approximately £500 million of additional investment relating to projects that were not part of our regulatory contract for 2005-10. Including United Utilities Electricity’s £640 million investment programme, our regulated businesses could be required to spend over £4 billion on capital investment over the next five years.

Our non-regulated businesses now contribute over 40 per cent of the group’s external revenues, and for the first time have generated more than £100 million of operating profit** in a single year. During the past twelve months, they have also secured a number of substantial new contracts with an expected total value of around £3.3 billion.

Recent significant deals include a fifteen-year £1.5 billion contract renewal with Dwr Cymru Welsh Water, and a five-year contract win with Southern Water, which is worth around £750 million to the consortium in which we are a major partner. Including our own operations in the north west of England and our ongoing contract to manage Scottish Water’s capital investment programme, United Utilities is involved in the operation or management of assets for four water companies in the United Kingdom, representing around 35 per cent of the industry’s asset base. This means we can target significant economies of scale, particularly through the procurement of materials and services and the transfer of best operational practice between the group and its partners.

Having recently signed an eight-year £1.1 billion contract to operate the north of England gas distribution network, the contract successfully commenced on 1 June, with around 1,100 employees transferring from National Grid Transco to United Utilities. The network of around 36,000km provides gas to more than six million people across the region.

During May, Vertex completed the acquisition of Marlborough Stirling, a provider of outsourcing services and technology to clients in the financial services sector, to give Vertex an entry point into this market. We believe that Marlborough Stirling has significant untapped potential that can be unlocked by combining its sector specific knowledge with Vertex’s expertise in business process outsourcing. We have identified immediate opportunities to deliver efficiencies of around £6 million per annum, on a full-year basis, from the acquisition, mainly derived from a reduction in central overheads.

Despite difficult market conditions, our telecommunications business, Your Communications, substantially reduced operating losses** in the year and achieved break-even** in the second half of the year. Our strategy for Your Communications remains unchanged. We are continuing to develop the business with a view to its disposal when shareholder value can be maximised.

Outlook
With prices in our water and electricity businesses now fixed for the 2005-10 period, and with plans in place which we believe will meet our operating and capital efficiency targets, our regulated businesses benefit from some of the most predictable index-linked income streams over the next five years.

Growth in earnings from our licensed multi-utility operations business is complemented by growth in our non-regulated activities. Having recently secured substantial new long-term contract wins with public and utility sector clients United Utilities Contract Solutions and Vertex have excellent prospects for the future. Looking forward public sector outsourcing potential looks promising, offering good further growth prospects for our support services businesses in the medium-term.

John Roberts
Chief executive

** Operating profit/loss is defined as total operating profit before goodwill amortisation and exceptional items for a segment as shown in the segmental analysis by class of business as shown in note 2 of the consolidated financial statements.

United Utilities Annual Report & Accounts 2005	3

Back to Contents

Operating and financial review
Business description

UNITED UTILITIES PLC
United Utilities PLC is a public limited company registered in England and Wales. Its multi-utility operations, comprising United Utilities Water PLC and United Utilities Electricity PLC, provide wastewater and water services and electricity distribution services, respectively, to a population of some seven million people in north west England. The group’s infrastructure management business, United Utilities Contract Solutions, applies the group’s infrastructure management expertise to competitive markets and is now the leading utility outsourcing business in the United Kingdom. Vertex is one of the United Kingdom’s largest providers of business process outsourcing, managing, and often transforming, the processes which support a client’s business. United Utilities also owns a telecommunications business through its subsidiary Your Communications, which operates in the United Kingdom.

United Utilities’ strategy is to:

•	out-perform its new regulatory contracts (effective 1 April 2005) pursuant to which the group operates the wastewater, water and electricity distribution networks;

•	grow its two support services businesses, United Utilities Contract Solutions and Vertex, by applying its core skills of infrastructure management and business process management in the provision of these services to others. Through the expansion of these support services businesses, both organically and through acquisition, the businesses now operate in overseas markets including central and eastern Europe, the Philippines, United States of America, Canada and Australia; and

•	United Utilities intends to continue to develop YourCommunications with a view to its disposal when shareholder value can be maximised.

United Utilities PLC was incorporated on 1 April 1989 under the Companies Act 1985 along with its subsidiary United Utilities Water

PLC. In November 1995, the company acquired United Utilities Electricity PLC (then known as NORWEB plc) the distributor of electricity in north west England, and at that time supplier of electricity and gas in the United Kingdom, to form a multi-utility group. In August 2000, the company sold the electricity and gas supply business, and, as a result, no longer has any significant exposure to the competitive generation and energy supply market.

United Utilities PLC’s shares are listed on the London Stock Exchange and, in the form of ADSs, on the New York Stock Exchange. Its registered office is at Dawson House, Great Sankey, Warrington, Cheshire WA5 3LW England. The telephone number is +44 (0) 1925 237000.

Organisational structure
A list of all principal operating subsidiary undertakings is contained in note 14 to the consolidated financial statements on page 70.

BUSINESS OVERVIEW
The group reports its results through four business segments. References to segmental operating profit/loss are defined as the total operating profit before goodwill amortisation and exceptional items* for a segment as shown in note 2 of the consolidated financial statements. Total operating profit before goodwill amortisation and exceptional items* is reconciled to total operating profit in table 4 on page 15.

* See discussion on page 15.

Table 1: Business Overview
	Turnover		Segmental operating profit		Net operating assets

Financial year ended 31 March 2005	£m	per cent of group	£m	per cent of group	£m	per cent of group

Licensed multi-utility operations	1,384.7	54.1	587.9	85.0	7,838.4	94.3

Licensed multi-utility operations comprise the regulated monopoly activities of United Utilities Water (wastewater and water) and UnitedUtilities Electricity (electricity distribution). These companies own the respective infrastructure network assets representing around 94 percent of the group’s net operating assets at 31 March 2005. The businesses are capital intensive and are subject to both economic and environmental regulation. These businesses generate 85 per cent of the group’s total operating profit before goodwill amortisation and exceptional items*, of which approximately three quarters is derived from wastewater and water and approximately one quarter from electricity distribution.

Infrastructure management	543.1	21.2	79.2	11.4	127.6	1.5

United Utilities Contract Solutions applies the group’s infrastructure management expertise to other competitive markets, by providing a service to clients in managing their infrastructure assets. In addition, it owns the group’s interest in non-regulated utility assets. These activities employ only a limited amount of capital, representing 1.5 per cent of the group’s net operating assets at 31 March 2005.

Business process outsourcing	396.4	15.5	26.4	3.8	155.5	1.9

Vertex is one of the UK’s largest providers of business process outsourcing services. It seeks to exploit United Utilities’ business process management skills by providing a service to manage its clients’ customers in accordance with its contract. These activities employ only alimited amount of capital, representing 1.9 per cent of the group’s net operating assets at 31 March 2005.

Telecommunications	233.6	9.1	(5.1)	(0.7)	236.8	2.8

Your Communications is a medium-sized alternative telecommunications provider with a dense network in the north of England, complemented by a lean national network. It provides voice, basic and advanced data communication services to the public sector, and small and medium-sized corporate customers, predominantly in central and northern England. Construction of the network infrastructure is now complete. These activities employ only a limited amount of capital, representing 2.8 per cent of the group’s net operating assets at 31 March 2005.

Note: Financial data for the year ended 2005 has been extracted from note 2 of the consolidated financial statements, using the definitions set out therein. Full analysis for the last three years is contained within the note. Percentages are calculated based on the gross totals disclosed in note 2. In the above table, segmental operating profit as a per cent of group operating profit is calculated based on segmental operating profit/loss divided by total operating profit before goodwill amortisation and exceptional items*. Turnover and percentage of group turnover include turnover from joint ventures and are stated before inter-business eliminations.

4	United Utilities Annual Report & Accounts 2005

Back to Contents

LICENSED MULTI-UTILITY OPERATIONS
United Utilities North West manages the operation of the licensed wastewater and water network assets owned by United Utilities Water, and the electricity distribution assets owned by United Utilities Electricity, in north west England. These businesses involve the removal and treatment of wastewater from, and the treatment and distribution of around 2.2 billion litres of water a day to, 3.1 million homes and businesses, and the annual distribution of approximately 25,500 GWh of electricity to 2.3 million consumer premises. These activities are:

•	capital intensive – At privatisation in 1989, the wastewater and water infrastructure inherited by United Utilities Water was in need of substantial repair and replacement. Further improvements have been required in order to comply with applicable UK and European Union environmental and drinking water quality regulations. Capital expenditure relating to wastewater and water in the financial year ended 31 March 2005 was £706.9 million (2004: £864.2 million, 2003: £590.6 million) with 52.5 per cent relating to the wastewater network (including sewage sludge treatment and disposal), 38.3 per cent to the water network, and 9.2 per cent to quality and efficiency. Capital expenditure for the financial year 2005 relating to electricity distribution was £151.8 million (2004: £149.7 million, 2003: £122.3 million), 21.9 per cent was load related (enabling new connections to be made to the network and increasing the amount of electricity able to be carried), 69.8 per cent was non-load related (for example, replacing assets due to statutory obligations or replacing faulty or ageing equipment) and 8.3 per cent was non-operational (for example, information technology);

•	subject to economic regulation – In general, these businesses are monopolies and are subject to incentive-based economic regulation which imposes caps on increases in customer prices, rewards efficiency and high standards of customer service and penalises inefficiency and poor standards of customer service. The economic regulation of wastewater and water and the economic regulation of electricity distribution are described in more detail below; and

•	subject to environmental regulations – In the five year period to 31 March 2005 the group spent £1.56 billion on environmental improvements across north west England. During the financial year ended 31 March 2005, the group made environmental improvements costing £399.9 million, including £194.7 million on improving standards for wastewater and water treatment works and £106.2 million on controlling pollution from storm-water overflows (or unsatisfactory combined sewer outflows referred to by the Environment Agency as Unsatisfactory Intermittent Discharges or ‘UIDs’). Key outputs from the wastewater capital investment programme included, the refurbishment of 2.0 kilometres of sewers, replacement of 5.0 kilometres of sewers, and the addressing of 145 UIDs to achieve environmental improvements. Key outputs for water included, the refurbishment of 815 kilometres of old water mains and the replacement of some 28,016 lead communication pipes. Water meters were also installed in 40,468 domestic properties under the free meter option scheme, whereby customers can have a meter fitted free of charge and are given an opportunity to switch to metered billing. The environmental regulation of wastewater and water and the environmental regulation of electricity distribution are described on pages 7 and 9 respectively.

The group cannot increase demand materially for its licensed multi-utility operations within its licensed area and, as detailed below, the group’s licensed multi-utility businesses are restricted in their ability to increase prices. The principal strategy for these businesses is to control costs and exploit the advantages of owning and operating three utility networks with a largely common geography.

Customers, billing and debt collection
United Utilities North West places great importance on the customer relationship activities involved in supplying wastewater,

water and related products and services to homes and businesses in north west England. It manages the sales, billing, cash collection and debt management activities and systems for 3.1 million domestic and business customers and has responsibility for improving the quality of service and the range of services provided to these customers. United Utilities North West’s aim is to continually improve the existing level of customer satisfaction, and to create value from its customer relationships. As the Water Industry Act 1999 restricts the ability of a licensed water utility to terminate services to customers for non-payment, customer relationship management is an important activity.

At present, United Utilities North West supplies around 18 per cent (by volume) of the UK large-user market (customers consuming more than 250 megalitres of water per annum). In the competitive industrial market, its activities include on-site treatment of wastewater and water at customers’ premises (together with United Utilities Contract Solutions), and advice on controlling leakage at customers’ premises and on the recycling of water. It also has responsibility for managing ongoing relationships with these customers and for growing the customer base.

Wastewater collection, treatment and disposal operations
In accordance with its licence, United Utilities Water is responsible for the collection, treatment and disposal of domestic wastewater, trade effluent (non-domestic wastewater) and surface water in north west England. Surface water, mainly from groundwater infiltration and highway drainage, forms a major part of the wastewater which United Utilities Water must treat. In some cases, separate sewers are provided for wastewater and surface water, so that uncontaminated surface water may be piped directly to a watercourse.

United Utilities Water’s wastewater treatment works provide a range of treatments. These include primary, secondary and tertiary treatment involving a variety of physical, chemical and biological processes. Treated liquid final effluent is discharged into rivers, estuaries or via sea outfalls. A by-product of the treatment of wastewater is sewage sludge. Sewage sludge is also treated by a range of physical, chemical and biological processes. Currently, around two thirds of the end product is recycled to agricultural land as a soil conditioner or used in land reclamation and one third is incinerated or disposed to landfill. However, due to the government designating over 55 per cent of England as nitrate vulnerable zones, (that is, zones that are subject to restrictions on the amount of nitrogen that can be applied to agricultural land), the amount of end product that is recycled to agricultural land is likely to decrease quite significantly in the short to medium-term, while the amount of end product that is incinerated is expected to increase.

Water supply operations, treatment and distribution
United Utilities Water obtains water from various sources including reservoirs, rivers and aquifers. The majority of its reservoirs are in the uplands of the Lake District and the Pennine Hills, areas with a higher than average rainfall. Conversely, the major population centres it serves are in the lowlands of Greater Manchester, Lancashire and Cheshire. Merseyside, the other major population served by United Utilities Water, receives its water supply principally from the River Dee and Lake Vyrnwy in north Wales. A large proportion of water supplied by United Utilities Water flows freely by gravity and does not need to be pumped. However, due to the nature of the water catchments, being peaty moorlands or coal measure strata, enhanced treatment methods are required to ensure the water satisfies all regulatory and quality standards.

All water supplied is treated in order to meet the appropriate standards enforced by the Drinking Water Inspectorate, the government regulator of drinking water in England and Wales. The type of treatment varies from disinfection only, for some borehole sources, to more complex processes using coagulation, sedimentation, clarification and filtration and activated carbon absorption for certain waters. United Utilities Water monitors water quality by analysing samples regularly for both microbiological and chemical parameters. In the calendar year 2004, the business

United Utilities Annual Report & Accounts 2005	5

Back to Contents

Operating and financial review
Business description continued

continued to improve quality, with 99.86 per cent of drinking water samples meeting the quality standards at customers’ taps, compared with 99.82 per cent the previous year.

Treated water is delivered to the end customer through a network of large diameter trunk mains, trunk and distribution mains, service reservoirs and water towers.

Economic regulation of wastewater and water
The UK government awarded Instruments of Appointment (‘licences’) for the provision of wastewater services and water supply in 1989. These licences continue in force for an indefinite period, subject to potential termination rights as set out below. United Utilities Water holds the licence for an area of north west England which comprises 3.1 million homes and businesses.

The Water Industry Act 1991 (the ‘Act’), as amended by the Water Act 2003 (the ‘WA 2003’), provides for the appointment (by way of licensing) of water and sewerage undertakers. Economic regulation pursuant to these licences is currently the responsibility of the Director General of Water Services (the ‘water regulator’), supported by the Office of Water Services (‘Ofwat’). The water regulator also exercises powers under UK competition legislation, most significantly the Competition Act 1998 and the Enterprise Act 2002.

The WA 2003 is expected to be fully implemented by spring 2006 and is intended to promote greater water conservation and planning for the future by water companies (contributing to the achievement of sustainable development), revise the framework for water abstraction and impounding, and help to build a more transparent regulatory environment.

The WA 2003 also aims to extend opportunities for competition in the water industry in England and Wales, by introducing a new framework for the licensing of water supply. Ofwat anticipates that, from Autumn 2005, water supply licensees will be able to provide both retail supply (i.e. the supply of water purchased from a water undertaker to an eligible customer) and combined supply (i.e. the introduction of water into an incumbent water company’s existing network for retail by the licensee to an eligible customer), to non-household users with an annual consumption of not less than 50 megalitres per year. A water undertaker is obliged to allow a licensed water supplier to use its network for this purpose, subject to payment of a fee and certain conditions and rights of refusal. In line with the new water supply licensing regime, from 1 April 2005 the threshold in the Act for an inset appointment (whereby one licensed undertaker replaces another for a specific non-household user) has also been reduced from 100 to 50 megalitres. United Utilities Water had already developed and published policies which allow other companies access to its water networks in order to supply customers and to self-lay new water mains and service pipes. These policies have been further developed to facilitate competition in the industry under the Act and the company welcomes the new competitive developments in this field.

The WA 2003 provides for the establishment of a regulatory board to be known as the Water Services Regulation Authority (the ‘water authority’) which will replace the individual Director General as the water regulator. It is intended that the water authority will be set up on 1 April 2006. This brings the water industry in line with other regulated industries whose regulators have been moved to a similar board structure. Appointments to the water authority will be made by the Secretary of State for Environment, Food and Rural Affairs. This is in contrast to regulators in some states of the United States who hold public office and are required to stand for public election. The current water regulator, Philip Fletcher, was appointed to the post on 1 August 2000 for a fixed term of five years. The chairman of the water authority will continue to be appointed for a fixed term and may only be removed from his post for incapacity or misbehaviour.

A new independent Consumer Council for Water (the ‘council’) will replace WaterVoice (previously the water regulator’s National Customer Council and the regional Customer Service Committees).

The council is expected to come into being on 1 October 2005.

The water regulator must comply with the statutory duties set out in the Act. He may receive guidance from the UK government in areas such as social and environmental policy and its views on his approach to price setting, and in the performance of his statutory functions he is required to exercise judgement. However, he is not subject to direction about what those judgements should be and is independent of government ministers. Under the Act, the water regulator is (and the water authority will be) required to exercise and perform his powers and duties in the manner that he considers is best calculated to:

•	further the consumer objective (to protect the interests of consumers wherever appropriate by promoting effective competition between persons engaged in, or in commercial activities connected with, the provision of water and sewerage services);

•	secure that the functions of a water undertaker and of a sewerage undertaker are properly carried out in respect of every area of England and Wales;

•	secure that relevant undertakers are able (in particular, by securing reasonable returns on their capital) to finance the proper carrying out of their functions; and

•	secure that the activities authorised by the licence of a licensed water supplier and any statutory functions imposed on it in consequence of the licence are properly carried out.

The licences impose conditions on licensees, which the water regulator enforces, along with licensees’ principal duties under the Act. Licence conditions can be modified by the water regulator, either with the water undertaker’s agreement or following reference to the Competition Commission for decision on public interest grounds. However, reference to the Competition Commission is not required where the changes are necessary or expedient to implement the new licensing regime for the supply of water services to large non-household users.

United Utilities Water’s licence restricts its conduct in a number of ways. These restrictions include prohibitions on undue preference or discrimination between customers, restrictions on the declaration and payment of dividends, and on cross-subsidies between United Utilities Water and associated companies. United Utilities Water’s licence requires that it declares or pays dividends only in accordance with a written dividend policy of the directors of the company, which has been accepted by the water regulator as not impairing its ability to finance its business. United Utilities Water must obtain the consent of the regulator before lending funds to an associated company. Any other transactions between United Utilities Water and an associated company are required to be at arm’s length. Any such transactions would undergo a process of market-testing, or involve the associate being paid prices no greater than the cost incurred in providing the goods and services plus a reasonable rate of return on any capital employed.

The licence may be terminated on 25 years’ notice, with more immediate revocation in certain specific circumstances (including, for example, failure to comply with an enforcement order made by the water regulator).

The WA 2003 has also introduced financial penalties for breach of licence conditions and other key duties to bring the industry in line with other regulated industries. From 1 April 2005, companies may face a fine of up to ten per cent of turnover for breaching licence conditions, standards of performance or other obligations. ‘Turnover’ is derived from the regulated activities for the preceding regulatory year (in effect, the latest set of regulated accounts), as more specifically set out in the Water Industry (Determination of Turnover for Penalties) Order 2005. Ofwat has published a statement of the policy that it intends to apply to the imposition of any penalty and the determination of its amount. These penalties can be appealed, on procedural grounds only, to the High Court.

6	United Utilities Annual Report & Accounts 2005

Back to Contents

The new legislation also requires water companies to disclose any links between directors’ pay and company performance.

In practice, many regulatory issues arising between licensees and the water regulator are settled without the need to resort to formal proceedings. However, where the water regulator is satisfied that a licensee is in breach of the conditions of its licence, he has powers to secure compliance by means of an enforcement order. Failure to comply with an enforcement order can lead to enforcement in court, payment of compensation by the licence holder to the ‘injured’ party and, ultimately, to revocation of the licence. Alternatively, where actual or likely contravention of an enforcement order (or of one of a licensee’s principal statutory duties under the Act) is so serious as to make it inappropriate for the licensee to continue to hold its licence, the regulator may, with the Secretary of State’s consent, apply to the High Court for the appointment of a special administrator to run the company until arrangements can be made for a new company to carry on the licensed activities. A special administrator may also be appointed where the licensee is, or is likely to be, unable to pay its debts.

The water regulator regulates wastewater and water charges by capping the average increase in charges that a company can impose in any year. The water regulator conducts a periodic review and sets price caps every five years. This price cap is set by reference to inflation as measured by the retail price index in the UK (RPI) plus an adjustment factor known as ‘K’, which is specific to each company and which can vary for each year of the review period. The size of a company’s K factor (which can be positive, negative or zero) reflects the scale of its capital investment programme, its cost of capital, and its operational and environmental obligations, together with the scope for it to improve its efficiency.

Unlike ‘rate of return’ economic regulation, such as exists in many states of the United States, ‘price cap’ regulation in the UK is performance based. Companies are incentivised to be efficient, both in terms of their operating costs and in the implementation of their capital expenditure programme. The benefit of any efficiency savings achieved through effective management is retained by the companies for a period of five years, after which time the benefit is passed to customers via the subsequent price setting process. The cost of any under-performance due to poor management is borne by the companies. Companies are also incentivised to provide a high quality of service and penalised if they provide a poor quality of service by means of an adjustment to the K factor at the subsequent price review. The last periodic review was completed in December 2004 and covers the period from 1 April 2005 to 31 March 2010. In the recent price review, the water regulator set the following ‘K’ factors; being the amount by which prices are allowed to rise above inflation in each of the five financial years commencing on 1 April 2005:

2005/06	5.0 per cent
2006/07	6.4 per cent
2007/08	4.4 per cent
2008/09	3.5 per cent
2009/10	3.0 per cent

This equates to a real (before or excluding inflation) average annual price increase over the five-year period of 4.5 per cent.

Unexpected costs or savings arising from changes in certain regulatory assumptions during a review period are recorded and agreed by the company and the water regulator. This process, known as ‘logging up and down’, allows prices to be adjusted up or down at the next periodic review to compensate for the unexpected change. In addition, where the change exceeds the specified materiality thresholds the company can request, and the water regulator can instigate, a re-setting of its price limit during the five-year period, known as an ‘interim determination of K’ (IDoK). United Utilities Water successfully obtained permission from the regulator, through the IDoK process, to increase its charges for 2004/05 by a further 4.4 per cent. In the case of adjustments to the quality improvement programmes (in particular, the environmental programme), Ofwat published specific guidance in December 2004 as to the principles and outline procedures that must be complied with in order to obtain confirmation, and recognition in future price limits, of changes to the funded programme.

All water and sewerage companies’ licences now include a ‘shipwreck’ or ‘substantial effect’ clause, which allows companies’ price limits to be revised when events beyond their control have a significant effect on their costs or revenues. With effect from the last price review, this clause was included in United Utilities Water’s licence, allowing appropriate adjustment for unforeseen events both adverse and favourable.

Environmental regulation of wastewater and water
The wastewater and water industry in the UK is subject to substantial domestic and European Union regulation, placing significant statutory obligations on United Utilities Water with regard to, among other factors, the quality of treated wastewater and water. European directives (including the Drinking Water Directive, the Bathing Water Directive and the Urban Wastewater Treatment Directive) are transposed into UK law by primary and secondary legislation such as the Water Supply (Water Quality) Regulations 2000, the Water Acts 1989 and 2003, the Water Industry Act 1991, the Water Resources Act 1991, and the Environmental Protection Act 1990.

All water and wastewater companies have a general duty to exercise their powers to conserve and enhance natural beauty and to promote the efficient use of water. Environmental regulation is the responsibility of the Secretary of State for Environment, Food and Rural Affairs together with:

•	the Environment Agency, which is responsible for conserving and redistributing water resources and securing the proper uses of those resources, including the licensing of water abstraction. The Environment Agency also regulates discharges to controlled waters, including discharges from wastewater treatment works;

•	the Drinking Water Inspectorate, which enforces drinking water quality standards; and

•	English Nature, which is responsible for the protection of designated sites for nature conservation, e.g. Sites of Special Scientific Interest. There is a statutory requirement to manage these sites to conserve or improve biodiversity. As a result of new UK government targets, English Nature is seeking improvements to approximately 50 per cent of the sites within United Utilities’ ownership.

United Utilities Water expects regulatory regimes in the field of water and wastewater to continue to evolve and become more onerous. Examples of such regulatory and legislative developments include the following:

•	The WA 2003, which makes new water abstraction licences time limited and unused licences more easily able to be revoked or varied without compensation, and which make damages claimable where water abstraction causes loss or damage. Water undertakers will have a duty to promote water conservation when carrying out their functions, and must publish drought plans. The government will also be able to require publication of flood plans showing the effect of a reservoir dam failure;

•	The Water Framework Directive, transposed into UK law in 2003, which requires the UK government to:

	–	establish comprehensive river basin management plans, with a first set of plans in place by 2009 followed by further sets of plans on a six-year cycle;

	–	implement the actions in the first set of river basin management plans by December 2015 at the latest;

	–	implement measures necessary to prevent deterioration in the ecological status of water bodies; and

	–	achieve ‘good’ water status by 2027 at the latest.

The Directive is likely to impact upon sewerage undertakers by

United Utilities Annual Report & Accounts 2005	7

Back to Contents

Operating and financial review
Business description continued

requiring further improvements in discharges from wastewater networks and treatment works; and

•	The Water Supply (Water Quality) Regulations 2000, which transpose into UK legislation the Drinking Water Directive and, in particular, introduce more stringent lead standards (ten micrograms per litre (10ug/l) from 25 December 2013) which will oblige water undertakers to carry out improvements to treatment works and distribution systems. To minimise lead concentrations at customers’ taps, United Utilities Water installed additional phosphate dosing and pH control assets in the AMP3 period April 2000 to 31 March 2005. Over the same period, the company replaced 48,000 lead communication pipes with the agreement of the Drinking Water Inspectorate (quality regulator), and a further 113,000 were replaced as part of the routine maintenance programme. Despite these steps, United Utilities Water may not achieve the final lead standard (of 10ug/l) in a number of water supply zones unless some additional lead communication pipes are replaced. The company has agreed with the Drinking Water Inspectorate to replace 40,000 of its lead communication pipes in the period 1 April 2005 to 31 March 2010 (known as ‘AMP4’) and expects to replace a further 109,000 as part of its routine maintenance programme.

The European Union Urban Wastewater Treatment Directive, which was transposed into UK legislation by the Urban Wastewater Treatment Regulations 1994, requires improvements in the treatment of wastewater discharges, in particular, the provision of secondary treatment. United Utilities Water continues to make progress towards achieving this for wastewater treatment works serving areas with a population equivalent of more than 2,000. The European Union Urban Wastewater Treatment Directive also requires measures to be taken to limit pollution from storm-water overflows. The group is currently in dialogue with the regulators in relation to the scope of works required in order to meet this obligation and related regulatory requirements.

There are ongoing infringement proceedings by the European Commission against the United Kingdom regarding the implementation of the Urban Wastewater Treatment Directive. The European Commission has sent a reasoned opinion to the United Kingdom for failure to designate, and to review correctly, sensitive and less sensitive areas. The reply given by the United Kingdom is under technical assessment. The European Commission believes that the United Kingdom has not taken all measures needed to reduce the nutrients in wastewater to remedy problems in sensitive areas. Depending upon the outcome of these deliberations, it could lead to the designation of some of the Irish Sea as a sensitive area. This, in turn, could lead to requirements being placed upon United Utilities Water to reduce the levels of some nutrients in discharges from many of its wastewater treatment facilities which feed into the Irish Sea.

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

There are proposals progressing at the European level which, if finally adopted, will introduce a new Bathing Water Directive with more stringent microbiological standards, and will amend the Directive on the use of sewage sludge on agricultural land so as to introduce tighter limits for metals in sludge. While United Utilities Water’s preferred route of disposal for sewage sludge remains spreading on agricultural land, it is taking steps to ensure that it has sufficient disposal capacity if that route ceases to be acceptable, including the construction of new incinerators.

A decision of the High Court in London in May 2003 (Hounslow LBC v Thames Water), that complaints of odour from wastewater treatment works could enable enforcement action under the statutory nuisance provisions of the Environmental Protection Act 1990, increased the risk and cost of such measures. Ofwat’s final determination of December 2004 allows United Utilities Water expenditure of £29 million to deal with odour, of which £11 million relates to activity at three of its treatment works. It is also expected that a voluntary code of practice on such odour problems will be introduced during 2005.

As part of the five-year periodic review of prices, the water regulator takes into consideration the capital investment programme which United Utilities Water needs to achieve in order to comply with environmental legislation.

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

Key performance measures for the business relate to quality of supply. Electricity supplies were available for 99.99 per cent of the time during the financial year ended 2005, sustaining the business’s high level of performance in managing the network to maintain constant supplies for consumers. All the overall standards of performance set by the Gas and Electricity Markets Authority (the ‘electricity regulator’) were achieved.

Excluding the impact of any exceptional events, for example the storms experienced in January 2005 affecting Cumbria and Lancashire in the northern part of north west England, the average number of interruptions per 100 consumers per annum was 47.93+, exceeding the regulatory target for the year of 54.8. The average number of minutes for which consumers were without supply was 52.0+, beating the regulatory target for the year of 68.2 minutes. (Figures in this paragraph denoted by + are as yet unaudited by Ofgem).

Economic regulation of electricity distribution
The electricity industry in Great Britain is regulated under the Electricity Act 1989 (the ‘Electricity Act’) and the Utilities Act 2000 (the ‘Utilities Act’) by the electricity regulator. The electricity regulator governs and acts through the Office of Gas and Electricity Markets (‘Ofgem’). The Electricity Act, as amended by the Utilities Act, requires all companies distributing electricity in Great Britain to be licensed unless they are covered by an exemption. Economic regulation pursuant to these licences is the responsibility of the electricity regulator. The electricity regulator also exercises powers under UK competition legislation, most significantly the Competition Act 1998 and the Enterprise Act 2002.

The electricity regulator comprises a board, led by a chairman who is an independent public servant appointed for a fixed term by the Secretary of State for the Department of Trade and Industry. This is in contrast to regulators in some states of the United States who hold public office and are required to stand for public election. The current chairman is Sir John Mogg, who was appointed from October 2003 for a period of five years.

The electricity regulator must comply with the statutory duties laid down in the Electricity Act as amended by the Utilities Act. In doing

8	United Utilities Annual Report & Accounts 2005

Back to Contents

so, the electricity regulator may receive guidance from the UK government in areas such as social and environmental policy. In carrying out its statutory duties, the electricity regulator is required to exercise judgement, but is not subject to direction as to what those judgements should be and is independent of government ministers. The chairman of the electricity regulator may only be removed from the post for incapacity or misbehaviour.

The primary duty of the electricity regulator is to protect the interests of consumers, wherever appropriate, by promoting effective competition. In carrying out this duty, the electricity regulator is required to have regard to:

•	the need to secure that all reasonable demands for electricity are met; and

•	the need to secure that licence holders are able to finance their activities.

The UK government awarded electricity distribution licences in 2001. The licences continue in force for an indefinite period, subject to potential termination rights as set out below. United Utilities Electricity holds an electricity distribution licence which authorises it to distribute electricity anywhere in Great Britain. Under that licence, United Utilities distributes electricity across its distribution system covering an area in north west England comprising 2.2 million consumer premises.

The licence imposes restrictions. In particular, the disposal of any part of the distribution system is restricted and distribution businesses must provide services on non-discriminatory terms. Cross-subsidies to or from United Utilities Electricity’s licensed business are prohibited, and the board of directors of United Utilities Electricity must provide a certificate of compliance before declaring dividends or making distributions affirming that the directors are satisfied that it is in compliance with relevant licence obligations and that the making of the distribution will not cause it to be in material breach of any of the obligations in the future. United Utilities Electricity must also obtain the consent of the regulator before lending funds that are not on an arm’s length basis or engaging in any other transaction not on an arm’s length basis with its affiliated companies. In general, electricity distribution licences contain strict provisions to maintain and ring-fence the financial and management resources of the licensed businesses.

The licence contains various conditions regulating the conduct of the business. Licence conditions can be modified by the electricity regulator either with the agreement of the licensee (or, in the case of standard conditions, with the agreement of the requisite proportion of licensees) or following reference to the Competition Commission for decision on public interest grounds. The licence can be terminated on 25 years’ notice given by the Secretary of State. The licence can also be revoked in certain circumstances, including where the licensee fails to comply with an enforcement order made by the electricity regulator. The Energy Act 2004 introduced a special administration regime, applicable to the holders of electricity distribution licences, similar to that provided for the water sector (see above).

The electricity regulator is currently consulting on proposed modifications to all distribution licences designed to preclude discrimination by distribution network operators in the provision of ‘point of connection’ information to connections providers. A decision is expected to be taken on the amendments later in 2005.

Unlike ‘rate of return’ economic regulation, such as exists in many states of the United States, ‘price cap’ regulation in the UK is performance based. Companies are incentivised to be efficient both in terms of their operating costs and in the implementation of their capital expenditure programme. The benefit of any efficiency savings achieved through effective management is retained by the companies for a period of up to five years, after which time the benefit is passed to customers via the price setting process. The cost of any under-performance due to poor management is borne by the companies. Companies are also incentivised to provide a high quality of service, and penalised if they provide a poor quality of service through the price review process, by means of an adjustment at the subsequent price review.

The electricity regulator regulates electricity distribution charges by capping the average increase in charges which a company can impose in any year. The electricity regulator conducts a periodic review and sets price caps every five years. This price cap is set by reference to inflation as measured by the retail price index in the UK (RPI) plus an adjustment factor known as ‘X’ which is specific to each company and which can vary for each year of the review period. The size of a company’s X factor (which can be positive, negative or zero) reflects the scale of its capital investment programme, its cost of capital and its operational and environmental obligations, together with scope for it to improve its efficiency. The last periodic review was completed at the end of 2004 and covers the period from 1 April 2005 to 31 March 2010. For the 2005-10 review period, United Utilities Electricity was allowed a real (excluding inflation) price increase of 8.2 per cent in 2005/06 followed by constant real prices thereafter.

The electricity regulator has been consulting on the structure of electricity distribution charges since 2000. As a result of this consultation there has been one significant amendment made to all distribution licences, including United Utilities Electricity’s. From 1 April 2005, distribution network operators have been obliged to produce and implement charging methodologies (for both connection to and use of their distribution systems) as a result of the collective modification of the standard licence condition relating to the Distribution Use of System charges. The methodologies are required to set out the principles and methods by which electricity distribution charges will be calculated, including cost reflectivity and facilitating competition, and must be approved by the electricity regulator.

United Utilities Electricity is required to maintain certain standards relating to the quality of supply of electricity in its licence area. These standards take the form of guarantees at the individual customer level and are subject to monitoring and compliance audits. Failure to meet guaranteed standards of performance will result in a prescribed compensation payment to the customer concerned. In addition, the electricity regulator is able to impose fines on companies who fail to achieve the guaranteed standards or who are in breach of other licence obligations.

In practice, many regulatory issues arising between licensees and the electricity regulator are settled without the need to resort to formal proceedings. However, where the electricity regulator is satisfied that a company is in breach of the terms of its licence, it has powers to secure compliance by means of an enforcement order. If a company does not comply with the order (as well as potentially giving rise to third party action) compliance can be enforced by the courts and the electricity regulator may revoke the licence.

An incentive scheme was introduced by the electricity regulator in April 2002 which provided greater focus on three specific service areas: number of interruptions to customers’ supplies; length of these interruptions; and quality of the telephone response to customers. The electricity regulator consulted on its approach to the incentive scheme as part of the price control review; including the form of the scheme, targets and associated costs. It was agreed that the distribution network operators’ performance in these areas will continue to be incentivised. Under the scheme, United Utilities Electricity is subject to annual rewards and penalties depending on its performance against pre-specified targets. Both rewards and penalties under the incentive scheme are capped at 3.0 per cent of annual revenues.

Environmental regulation of electricity distribution
All electricity companies have a general duty under the Electricity Act to have regard to the desirability of environmental preservation and conservation and the protection of sites of special interest when they formulate proposals for development. United Utilities Electricity may be required to carry out an environmental assessment when it intends to lay cables, construct overhead lines

United Utilities Annual Report & Accounts 2005	9

Back to Contents

Operating and financial review
Business description continued

or carry out any other development in connection with its licensed activities. In response to discussions with environmental organisations in United Utilities Electricity’s operating area, and with the backing of Ofgem, the company has undertaken work to assess the cost of converting from overhead cables to underground cables in designated areas on aesthetic grounds. There is a small allowance of £5 million allowed by Ofgem for such work over the period 2005-2010.

The possibility that electric and magnetic fields (EMFs) may cause adverse health effects has been a topic of debate and research for many years. Over the last 20 years, major research programmes throughout the world have explored whether EMFs have an adverse impact on health. A large epidemiological study – the UK Childhood Cancer Study – reported in December 1999 that there was “no evidence that exposure to magnetic fields associated with the electricity supply in the UK increases risk for childhood leukaemia, cancers of the nervous system, or any childhood cancer”. International bodies such as the World Health Organisation and the International Agency for Research on Cancer and, in the United Kingdom, the National Radiological Protection Board (NRPB) have investigated this issue and have concluded that there is no established causal link between EMFs and ill health. The NRPB was the UK body with statutory responsibility for advising on EMFs until April 2005 when it was subsumed into the Health Protection Agency, which has taken on its radiation protection functions.

In March 2001, the NRPB published a review of the state of the science and concluded “for the vast majority of children in the UK there is now considerable evidence that the EMF levels to which they are exposed do not increase the risk of leukaemia or other malignant disease”. However, it also noted that the possibility remains that intense and prolonged exposure to magnetic fields can increase the risk of leukaemia in children but the epidemiological evidence is currently not strong enough to justify a firm conclusion that such fields cause leukaemia in children. In the spirit of the precautionary approach, the NRPB published in May 2003 a consultation document on how to limit exposure to EMFs and, in particular, on whether the UK should adopt the more stringent exposure guidelines of the International Commission on Non-Ionizing Radiation Protection (ICNIRP). In March 2004, the NRPB recommended that the ICNIRP guidelines should be adopted.

United Utilities Electricity, in line with other Energy Networks Association (ENA) member companies, carries out its activities in accordance with Health Protection Agency guidance. The ENA is the trade association for electricity companies in the United Kingdom. The ENA and its member companies are committed to responsible behaviour in the light of the scientific evidence, including considering any appropriate precautionary actions. United Utilities Electricity believes that present evidence does not justify any change in the electricity industry’s operating practices, or the everyday utilisation of electricity by its customers, but United Utilities Electricity keeps this under review and looks to the Health Protection Agency and UK government for advice on the issue.

INFRASTRUCTURE MANAGEMENT
During the financial year ended 31 March 2005, United Utilities Contract Solutions underwent a business reorganisation and now has three market-facing businesses:

•	Utility Solutions – develops and operates contracts in the UK applying the group’s core infrastructure management skills;

•	International – responsible for applying the group’s core infrastructure management skills in selected overseas markets; and

•	Industrial and Commercial Solutions – provides services to the public sector and commercial market, including multi-utility connections, metering services, water and liquid waste treatment services and facilities management.

Disposal of Green Energy
During the financial year, United Utilities Contract Solutions sold its

Green Energy business for £63 million in cash. This business had been responsible for the development and operation of renewable energy generation projects.

Utility Solutions
The business develops and operates contracts in the UK utility market and services over 5.2 million people in the UK. It has a focused approach to pursuing opportunities, with the objective of securing long-term operational sources of income while limiting overall financial exposure. During the year, the business successfully renegotiated a new operations and maintenance contract for up to 15 years, continuing the relationship with Dwr Cymru Welsh Water following the expiry of the first contract on 31 March 2005. Under the new contract, the business will provide water and wastewater services in north Wales, and water services in south Wales. The business will also provide shared services throughout Wales, including education and conservation activities and transport.

The business continued to play a leading role in the delivery of part of Scottish Water’s four-year £1.8 billion capital investment programme, the funding for which will be provided by Scottish Water to improve its services to 2.2 million homes and businesses across Scotland.

Prior to the approval of bids for new contracts, a full risk analysis is carried out to assess the risks associated with a project and to ensure that they are mitigated to the appropriate extent, dependent upon expected returns and the expected degree of control over the risks.

International
The International business develops and operates contracts in selected overseas utility markets and services over 7.3 million people outside the UK. The aim of the business is to focus on extending the current portfolio of contracts in target areas, including Australia and central and eastern Europe, securing long term investment returns and operational sources of income while managing the overall exposure arising from the contracts.

The business continued to manage its existing portfolio of water and wastewater operations through a number of joint ventures in parts of Scotland, Australia, Poland, Estonia, and Bulgaria.

In March 2005, the Philippine concession company successfully listed on the Philippine Stock Exchange. The International business participated in this process by placing part of its total shareholding in the business, reducing its stake to 11.7 per cent, but it remains the designated international operator to the concession.

Generally, the joint ventures have limited recourse to United Utilities. However, the business has performance bonds and guarantees in place supporting joint venture operations (see ‘Performance Guarantees’ on page 25) and in some cases there are bank letters of credit supporting equity commitments.

On page 24 there is a discussion on the impact of foreign currency fluctuations and the extent to which foreign currency net investments are hedged by currency borrowings.

The International business is affected by a variety of regulatory regimes and regulatory risks, which are accepted to varying degrees by the client, the concession company and/or the operator. For those contracts where it is operator, United Utilities is not the licensed entity but it may be a direct or indirect investor in the licensed entity.

In 2002, United Utilities completed its withdrawal from infrastructure management in the Americas by withdrawing from IEBA, the Argentine electricity utility, and it disposed of its minority interest in IEBA on 28 April 2005. IEBA defaulted on its repayments to bondholders in September 2002. There is no recourse to the group in respect of these debts and the group has no further balance sheet exposure to IEBA.

10	United Utilities Annual Report & Accounts 2005

Back to Contents

Industrial and Commercial Solutions
Industrial and Commercial Solutions is comprised of four distinct businesses:-

•	Industrial – this business is a provider of specialist water and wastewater services to industry in the UK. In many instances, wastewater is treated on-site under contract to the customer in a dedicated facility which is constructed and owned by the business. The business also owns two sites for the receipt and treatment of tankered liquid waste from customers. United Utilities Industrial currently treats approximately 13 million tonnes of wastewater a year.

•	Metering – the Metering business provides installation and maintenance services for electricity, water and gas meters. In the financial year ended 31 March 2005, the business installed 75,000 new water meters and installed or exchanged 169,000 electricity meters in north west England. In addition, 354,000 gas meter installations were carried out under a contract with British Gas Trading. Services under this contract commenced in November 2002. In May 2004 a revised contract was agreed, which extended the contract for a further year to January 2009. Under this contract both gas and electricity meters are installed by the metering business, with rental income then being received for up to 20 years after installation by a joint venture company (in which the group has a 50 per cent interest), and which owns the meter assets.

•	Connections – the Connections business provides multi-utility connections, to connect domestic, industrial and commercial consumers to the existing utility network infrastructure. In providing this service, the business designs and installs new electricity, water, gas and telecommunications infrastructure. The business has continued to pursue its strategy of expanding beyond north west England and won £15.6 million of orders out-of-area in the financial year ended 31 March 2005.

•	Facilities Management and Energy Services – the Facilities Management business manages properties for clients under contract. The scope of operations includes arranging site services such as reception and cleaning, managing vacant space and office management. The Energy Services business provides energy efficient infrastructure, for example lighting, to customers.

BUSINESS PROCESS OUTSOURCING
Vertex is a leading UK provider of business process outsourcing services and one of the UK’s major customer management service suppliers. It undertakes long-term contracts with clients to handle administrative functions, such as billing and dealing with customer enquiries. It operates in the commercial, utility, central and local government sectors. Vertex administers and manages the various processes, based on defined and measurable performance criteria.

Vertex commenced trading in the UK in 1996. It entered the Canadian market in March 2002 and is expanding its capabilities into the business process outsourcing market in North America. In March 2004, Vertex purchased a US debt collection agency, First Revenue Assurance LLC, based in Colorado. In May 2005, Vertex completed its acquisition of Marlborough Stirling plc, a provider of outsourcing services and technology to clients in the financial services sector.

Capital expenditure in the year ended 31 March 2005 was £15.6 million (2004: £20.4 million, 2003: £34.8 million).

TELECOMMUNICATIONS
Your Communications
Your Communications offers a range of fully integrated communications services – voice, data, mobile and internet – to the public sector and small and medium-sized corporate customers predominantly in central and northern England. It is focused on delivering complete communications packages, tailored to fit specific business needs, and wholesale products for resellers and other operators. Capital expenditure in the year ended 31 March 2005 was £11.1 million (2004: £9.4 million, 2003: £21.1 million).

During the financial year ended 31 March 2005, Eurocall Limited (an independent provider of telecom services to the small and medium-sized enterprise market, the acquisition of which was announced in March 2004, was successfully integrated into Your Communications’ business with £9 million of synergies achieved.

The construction of Your Communications’ network was completed in 2002/03 and the group reviewed the carrying value of its telecommunications assets, in accordance with Financial Reporting Standard (‘FRS’) 11. As a result, an adjustment to value of £25.5 million was made during the financial year ended 31 March 2003. Under the obligations of FRS 11 to continually review the carrying value of the assets, it was concluded that no further adjustment to value was necessary for the year ended 31 March 2005.

Your Communications’ focus remains on growth in sales, becoming cash generative and progressing towards profitability. The business substantially reduced segmental operating losses in the year and achieved break-even in the second half of the year ended 31 March 2005 . The business will continue to be developed with a view to disposal when the shareholder value can be maximised.

Telecommunications regulation
As from 25 July 2003, Your Communications has been regulated in accordance with the Communications Act 2003 (the ‘CA 2003’). The CA 2003 incorporated into UK law the requirements of the European Union Communications Directives and created a new regulatory framework of electronic communications networks and service providers. Regulation of the telecommunications industry in the UK became, with effect from 29 December 2003, the responsibility of the Office of Communications (Ofcom) as a unified regulator replacing the Director General of Telecommunications (and the four other communications industry regulators).

For Your Communications, the most significant operational change has been the withdrawal of the Telecommunications Act 1984 licensing regime. Previous licensing requirements were replaced by a general authorisation regime with general conditions of entitlement, which apply to all communications providers (the ‘General Conditions’), and specific conditions which apply only to individuals.

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

Furthermore, Ofcom is required under the CA 2003 to carry out a series of reviews of economic markets to identify communications providers with significant market power. Ofcom has designated Your Communications as having significant market power in the market for fixed geographic call termination on its own network. Your Communications is therefore required to provide network access (that is, fixed geographic call termination services) to other communications providers and to do so on fair and reasonable terms. Your Communications is not subject to any price controls in this or any other economic market identified by Ofcom.

Ofcom is currently undertaking a strategic review of the UK telecommunications industry. A consultation document setting out Ofcom’s proposals for its future regulatory strategy was published in November 2004. The main principle identified by Ofcom was the need to ensure equality of access to British Telecommunications’ UK-wide network. The final phase of the review is expected in the second quarter of 2005. Your Communications has responded to

United Utilities Annual Report & Accounts 2005	11

Back to Contents

Operating and financial review
Business description continued

Table 2: People – key contributors to corporate success

Number of employees – Financial year ended 31 March	2005	2004	2003

Licensed multi-utility operations	4,889	4,684	4,269
Infrastructure management	2,510	2,381	2,163
Business process outsourcing	7,693	7,746	6,540
Telecommunications	682	709	681
Other activities	161	154	149

Average number of persons employed by the group during the year	15,935	15,674	13,802

the consultation request both directly and through its membership of the UK Competitive Telecommunications Association.

Your Communications’ broadband wireless access licences in the UK were awarded under the Wireless Telegraphy Acts 1949 and 1998, which authorise the use of radio equipment and frequencies and prescribe the conditions under which that equipment may be used to provide broadband wireless access services on a regional basis. Ofcom may recover part, or all, of the spectrum allocated to the licensee if it appears that consumer interests are not being met. The licences will remain in force until the end of 2015 unless revoked earlier by Ofcom, under specified and limited circumstances, or surrendered by the licensee.

There has been concern in the UK over the possible health effects of radiowaves emitted by base stations and mobile phones. The report by the Independent Expert Group on Mobile Phones, commissioned by the UK government, was published in May 2000. It stated that the balance of evidence indicated that exposure to radio frequency radiation below national and international guidelines does not cause adverse health effects to the general population, but that there may be biological effects. It recommended that a precautionary approach be taken. The UK government’s response to the report includes the publication of revised planning policy guidance on telecommunications, and the introduction of a requirement that applications to erect base stations with masts of 15 metres or under should be subject to the more rigorous public consultation procedures that apply to masts over that size. Research is continuing into the possible health effects of base stations and mobile phones. Following the publication of the report by the Independent Expert Group on Mobile Phones, a research programme, called the Mobile Telecommunications and Health Research Programme, was set up in February 2002 to look into the possible health impacts of mobile telecommunications. Public concern about this matter could lead to a decrease in the demand for Your Communications’ services.

PEOPLE – KEY CONTRIBUTORS TO CORPORATE SUCCESS
(See table 2)

Substantially all of the group’s employees are based in the United Kingdom.

Good industrial relations remain a priority for United Utilities across the whole of its business and parts of the group have been recognised in the UK for excellence in this area. The group continues to recognise and work in partnership with a range of trade unions operating across the sectors in which it operates. A statement of principles underpins the approach to labour relations across the group.

In summary:

•	Licensed multi-utility operations – 99 per cent of employees within United Utilities North West are now represented by trade unions for collective bargaining purposes under the terms of a voluntary collective agreement, underpinned by a ‘working together in partnership’ agreement. Work is continuing to consolidate multiple legacy agreements into a consistent set of simplified, standardised and contemporary terms and conditions. Working closely with five trade unions, a programme of partnership working for employee representatives and managers has developed, covering human resource practice, behaviour and business knowledge. This has been funded in part by the Department of Trade and Industry.

•	Infrastructure management – trade union involvement in United Utilities Contract Solutions increased significantly as a consequence of the Welsh Water contract, where the workforce was heavily unionised. Around 95 per cent of employees in Wales remain covered by collective bargaining arrangements. In the Industrial and Commercial Solutions business 70 per cent of its workforce are covered by collective bargaining arrangements but, in the remainder of United Utilities Contract Solutions, (with the exception of a limited number of employees within United Utilities Industrial), employees are employed on personal contracts and are not covered by collective agreements. During the first half of 2005/06, United Utilities Contract Solutions will increase its headcount by around 2,500 through the transfer of staff into the business from Thurrock Unitary Council, Southern Water and National Grid Transco. The majority of those transferring will have their terms and conditions governed by collective agreements with trade unions.

•	Business process outsourcing – around 50 per cent of the Vertex workforce is covered by collective bargaining arrangements and this is increasing as Vertex acquires new contracts in the public sector in the UK. Vertex has a progressive approach to partnership with its trade unions and has been recognised externally for best practice in this area.

•	Telecommunications – 26 per cent of the Your Communications workforce is covered by collective bargaining arrangements.

The group’s employees are key to achieving the business strategy and enhancing shareholder value. A review of key employee and safety issues arising in the year is contained within the ‘Corporate Responsibility Review’ on page 32.

United Utilities remains committed to maintaining high standards of health and safety in every area of its business. The group’s health and safety aims and objectives are integrated into the business planning processes. Progress is monitored regularly at all levels throughout the business.

The group’s risk profile is characteristic of a large multi-utility. As in previous years, the majority of accidents at work resulted from manual handling activities and ‘slips, trips and falls’. There are already specific programmes in place to manage these risks, together with improved absence management arrangements. As the business develops, the risk profile is continually monitored and the risks arising from the transition are managed appropriately. In this context, the group works collaboratively with clients, contractors and partners in joint ventures, sharing experience and best practice. The group met last year’s short-term published health and safety targets.

The group’s risk management procedures remain effective in highlighting high risk areas, which are then targeted for improvement. For example, during the year ended 31 March 2005, progress was made on a number of initiatives, including road risk, health and well being, stress management and behavioural safety programmes. In addition, in response to the threat of terrorist activity the group has reviewed the security of its assets and steps have been taken to upgrade the existing security protection measures in line with national guidance.

The involvement of all staff in these initiatives is a prerequisite and the group has continued to work in partnership with a range of

12	United Utilities Annual Report & Accounts 2005

Back to Contents

trade unions and employee representatives operating across the businesses. These processes will continue and be developed further over the year ahead.

The group is committed to improving its employees’ skills through training and development and nurturing a culture in which employees feel valued. The group encourages employees to work to their full potential and respects the dignity and rights of every employee and supports them in performing various roles in society. The group also challenges prejudice and stereotyping. The group is equally committed to involving employees through open and regular communications about business developments and issues of general interest, both formally and informally.

The group is committed to fulfilling its obligations in accordance with the Disability Discrimination Act 1995 and best practice. As an equal opportunities employer, the group gives equal consideration to applicants with disabilities in its employment criteria and will modify equipment and working practices wherever it is safe and practical to do so, both for new employees, and for those employees that are disabled during the course of their employment. Additionally, the group is committed to providing full support and appropriate training for employees who become disabled during the course of their employment so they can continue to work in a position appropriate to their experience and abilities.

PROPERTY
As at 31 March 2005, United Utilities Water had the principal operating facilities shown in table 3, all of which are owned by United Utilities Water and are freehold, except Sandon Dock which is leasehold. United Utilities Water’s wastewater operations involve owning and managing assets, which include:

–	40,064 kilometres of sewers;
–	1,739 pumping stations;
–	371 storage tanks;
–	3,202 combined sewer overflows;
–	589 wastewater treatment works; and
–	39 sludge treatment facilities.

United Utilities Water’s water operations involve owning and managing assets which include:

–	192 raw water impounding reservoirs;
–	865 kilometres of raw water large diameter trunk mains;
–	117 water treatment works;
–	1,144 kilometres of treated water large diameter trunk mains;
–	455 service reservoirs and water towers storing treated water;
–	648 pumping stations; and
–	39,597 kilometres of trunk and distribution mains.

As at 31 March 2005, United Utilities Electricity’s facilities included 13,655 kilometres of overhead lines, 45,329 kilometres of underground cables (operating at 132 kilovolts, 33 kilovolts, 25 kilovolts, 11 kilovolts, 6.6 kilovolts and 400/230 volts), 15,638 ground mounted sub-stations and 16,664 pole mounted transformers.

United Utilities Electricity holds wayleaves which entitle it to run lines and cables through and across private land and in some circumstances these can be terminated by the landowner or occupier upon notice pursuant to the Electricity Act. However, United Utilities Electricity has statutory rights to seek the compulsory retention of a wayleave if termination is sought by the landowner/occupier. United Utilities Electricity does not anticipate that any significant relocation of these facilities will be required, although any relocation of a major portion of these facilities would have a material adverse effect on the business and financial position of United Utilities Electricity. Ground mounted sub-stations are situated on properties either owned by United Utilities Electricity or held under lease. Pole mounted transformers are generally held under wayleave agreements. United Utilities Electricity anticipates that it will be able to negotiate lease renewals on satisfactory terms or relocate equipment so that the non-renewal of any such leases would not have a material adverse effect upon United Utilities Electricity.

As at 31 March 2005, Your Communications’ facilities included approximately 4,160 kilometres of underground fibre. Where the fibre is otherwise than in the public highway, Your Communications holds wayleaves which entitle it to run this fibre through and across private land and in some circumstances these can be terminated by the landowner or occupier upon notice. However, Your Communications has statutory rights under the Communications Act 2003 to seek the compulsory retention of a wayleave if termination is sought by the landowner/occupier. The exception to this is land owned by Crown Estates. Your Communications does not anticipate that any relocation of these facilities will be required. Any such relocation of any individual facilities would not have a material adverse effect on the business and financial position of Your Communications.

Your Communications also maintains 142 points of presence (including 41 microwave radio sites and eight switches) located in England and Scotland, from where services can be sold or where network equipment is housed. These points of presence are situated on properties either owned or leased by United Utilities or leased by Your Communications. Your Communications anticipates that it will be able to negotiate lease renewals on satisfactory terms or relocate equipment so that the non-renewal of any such leases would not have a material adverse effect on the business and financial condition of Your Communications. In addition, Your Communications leases offices in Birmingham, Sheffield, Bolton, Manchester and London. The headquarters and depot in Manchester are leased from United Utilities Electricity.

At 31 March 2005, Vertex’s facilities included leased customer management centres at: Knowsley, Warrington, Whitehaven, Bedford, Rayleigh, Edinburgh, Nairn, Forres, Dingwall, London, Birmingham, Speke and New Delhi, India. Properties in Bolton and Manchester are leased from the group’s infrastructure management business. Following the purchase of First Revenue Assurance, it

Table 3: Property

		Approximate area
Location	Description	in hectares	(1)

Bowland Estate, Lancashire	Reservoir/gathering grounds	10,120
Haweswater Estate, Lake District, Cumbria	Reservoir/gathering grounds	9,900
Longdendale Estate, Cheshire	Reservoir/gathering grounds	7,490
West Pennine Moors, Lancashire	Reservoir/gathering grounds	6,872
Thirlmere Estate, Lake District, Cumbria	Reservoir/gathering grounds	4,850
Huntington, near Chester, Cheshire	Water treatment works	107
Davyhulme, Greater Manchester	Wastewater treatment works	89
Prescot, Merseyside	Water treatment works	84
Woodgate Hill, Greater Manchester	Water treatment works	40
Shell Green, Widnes	Sludge processing centre	12
Watchgate, Cumbria	Water treatment works	12
Sandon Dock, Liverpool	Wastewater treatment works	8

(1) One hectare equals 2.47 acres.

United Utilities Annual Report & Accounts 2005	13

Back to Contents

Operating and financial review
Business description continued

also operates a debt collection centre based in Denver, Colorado. Its headquarters in Manchester are also leased.

In addition to the properties described above, the group occupies various non-operational properties consisting primarily of offices, depots, warehouses and workshops. These are either owned by the company or leased. It is anticipated that the company will be able to negotiate renewals of any expiring leases, or relocate the relevant facilities, without having a material adverse impact on the company. The most significant of these non-operational properties are: the company’s London office, which is leased by the company; the company’s headquarters and United Utilities Water’s operations and customer centres in Warrington, which are owned by United Utilities Water and United Utilities Electricity’s operations and customer centres in Manchester, which are owned by United Utilities Electricity. United Utilities Contract Solutions’ headquarters in Warrington is leased.

In February 2004, the company through a subsidiary, entered into a 15-year joint venture agreement with Amec Developments Limited to develop land at Lingley Mere, Warrington. Over a period of time, the company will invest up to £20 million in this joint venture, mainly in the form of land.

The contaminated land regime in Part IIA of the Environmental Protection Act 1990 places liability for the clean-up of contaminated land upon any person who caused the contamination or, in some circumstances, who knew of its presence and failed to prevent it. If no such person can be found after a reasonable enquiry has been made, liability for clean-up falls upon the current owner or occupier of the land. The regime provides for exemptions from liability in certain cases. The company is not aware of any liability which it may have under the regime, which will have a material adverse impact on its businesses.

The company believes that all its properties are in a reasonable state of repair and are adequate for their purpose. The company has a continuing programme of improving, replacing and disposing of property when considered appropriate to meet the needs of its business operations. The company is not aware of any material environmental issues which would prevent the company’s anticipated utilisation of the above-mentioned properties. Some non-operational areas of United Utilities Water’s wastewater treatment works, including Irlam, Manchester, may be affected by contamination. At present, it is not clear how the liability for the clean-up will be allocated, or the extent of the cost for such work. However, this is not expected to have a material impact on the company’s results.

14	United Utilities Annual Report & Accounts 2005

Back to Contents

Operating and financial review
Operating and financial performance review

In this discussion, references to segmental operating profit/loss are defined as total operating profit before goodwill amortisation and exceptional items for a segment as shown in note 2 of the consolidated financial statements on page 63.

NON-GAAP MEASURES
The group gives certain additional information in order to provide readers with an increased insight into the underlying performance of the business, in line with management’s own view. The measures are either required or permitted under UK GAAP, but are considered non-GAAP measures for the purposes of US GAAP. An explanation of these presentations is given below.

Total operating profit before goodwill amortisation and exceptional items and profit before tax before goodwill amortisation and exceptional items
Total operating profit before goodwill amortisation and exceptional items is directly derived from the consolidated profit and loss account of the consolidated financial statements. Management believes this financial measure provides useful information to investors as it represents the total of the operating profits/losses for each segment, which is the measure that management uses to evaluate segmental trading performance.

It therefore aligns the performance measure reported to investors with that used by management to monitor performance and allocate resources within the business. Management uses total segmental operating profits/losses to evaluate the trading performance of each segment, because management believes that the exclusion of goodwill amortisation (a non-cash item) and exceptional items (which, by virtue of their size or incidence, have been disclosed separately and may vary significantly each year) provides a more accurate comparison of annual segmental results, which in turn allows a better understanding of actual segmental trading performance.

In assessing the financial position and results of operations, management believes that providing additional measures under UK GAAP, which remove the positive and/or negative impact of exceptional items and the non-cash impact of goodwill amortisation, gives a clearer understanding of the group’s core trading activities, is of relevance in assessing the future direction of the group and clarifies the trends in trading performance. The inclusions of total operating profit and total operating profit before goodwill amortisation and exceptional items and profit before tax and profit before tax before goodwill amortisation and exceptional items (as reconciled in tables 4 and 5) allows a complete analysis of both the core trading performance as well as the impact of these exceptional and non-cash items.

Items that meet the definition of exceptional items under UK GAAP Financial Reporting Standard (FRS) 3, ‘Reporting Financial Performance’ are either required or expressly permitted to be disclosed as exceptional items within the income or expense heading to which they relate. In addition, the profit and loss account column approach, which separates goodwill amortisation and exceptional items from other costs, is permitted under UK GAAP.

Exceptional items are discussed in the section entitled ‘Exceptional items’ on page 17.

Although management uses these financial measures and the segmental analysis as shown in note 2 of the consolidated financial statements to analyse trading performance, total operating profit which is reconciled to total operating profit before goodwill amortisation and exceptional items in table 4 and profit before tax, which is reconciled to profit before tax before goodwill amortisation and exceptional items in table 5, should also be considered.

Net debt
Net debt is a UK GAAP measure that is required to be disclosed in accordance with Financial Reporting Standard 1, ‘Cash flow statements (revised 1996)’. Net debt is defined as borrowings (comprising debt, together with derivatives and obligations under finance leases) less cash and liquid resources. Management uses net debt, which is reconciled to gross debt in note 23 of the consolidated financial statements, to assess the group’s liquidity position by reference to the group’s committed level of funding. The group seeks to ensure that sufficient funding is available to meet foreseeable requirements plus headroom for contingencies.

Where these non-GAAP measures are included elsewhere in the annual report and Form 20-F (as indicated by the symbol *), the definitions included here should be referred to.

GROUP RESULTS
Overview
The results for the year demonstrate the continuing success of the group’s strategy, in particular reflecting the growth of the non-regulated businesses.

During the year, the regulated business received its final price determinations, setting prices for the water and electricity businesses for the next five years, both of which were accepted by the group in December 2004. Following the conclusion of the regulatory reviews, the board has set a target of maintaining dividends in real terms over the next five years. This target is dependent upon the group’s regulated business at least meeting its cost savings targets and the non-regulated businesses continuing to perform at least in line with current levels.

In addition to the £2.9 billion capital investment programme that was set out in its final determination, United Utilities Water is expecting to spend approximately another £200 million as a result of carry over of obligations funded during the previous regulatory period.

Table 4:
	2005	2004	2003	2002	2001
For the year ended 31 March	£m	£m	£m	£m	£m

Total operating profit	645.9	583.7	524.9	533.4	506.8
Goodwill amortisation	16.2	8.8	7.5	8.0	4.0
Exceptional items	29.7	4.6	29.3	11.9	16.6
Discontinued operations	–	–	–	–	(21.6)

Total operating profit before goodwill amortisation and exceptional items	691.8	597.1	561.7	553.3	505.8

Table 5:
	2005	2004	2003	2002	2001
For the year ended 31 March	£m	£m	£m	£m	£m

Profit before tax	370.4	337.5	327.5	302.8	477.7
Goodwill amortisation	16.2	8.8	7.5	8.0	4.0
Exceptional items: - operating	29.7	4.6	29.3	11.9	16.6
- non-operating	(8.6)	(1.9)	(34.0)	–	(191.2)
Discontinued operations	–	–	–	–	(17.6)

Profit before tax before goodwill amortisation and exceptional items	407.7	349.0	330.3	322.7	289.5

United Utilities Annual Report & Accounts 2005	15

Back to Contents

Operating and financial review
Operating and financial performance review continued

Furthermore, the group estimates that there is potential for up to approximately £500 million of additional investment relating to projects that were not part of the group’s regulatory contract for 2005-10. Including United Utilities Electricity’s £640 million investment programme, the regulated businesses could be required to spend over £4 billion on capital investment over the next five years.

To the extent that this additional expenditure, of up to approximately £500 million, represents new obligations on United Utilities Water, it will meet the criterion for a ‘relevant change of circumstance’, which means that it may be eligible for inclusion in any Interim Determination of K (‘IDoK’) application that United Utilities Water might make during the AMP4 (2005-10) period. If an IDoK application is made and is successful, Ofwat would adjust United Utilities Water’s price limits during the AMP4 period to provide additional revenues in respect of this capital expenditure and any other items that are required to be taken into account in the IDoK. If United Utilities Water chose not to make an IDoK application during AMP4, either because the expenditure was not sufficiently material or it was offset by reduced costs in other areas, then United Utilities Water expects that this expenditure, to the extent that it represents additional obligations, would be logged-up at the 2009 periodic review. The additional expenditure would then be reflected in prices over the 2010-15 period and beyond.

To assist in funding future investment in the regulated water and electricity businesses, the group will be undertaking the second stage of the rights issue in June 2005 to raise up to approximately £1 billion (net of expenses) from its shareholders across both tranches. The first tranche, received during September 2003, raised around £501 million (net of costs) from the issuing of 309,286,997 A shares. The second tranche of proceeds will reflect the subscription for further A shares. Following the second subscription, all A shares will be consolidated on a two for one basis and reclassified as £1 ordinary shares. The second stage of the rights issue will make an important contribution to the funding of the regulated capital investment programmes over the 2005-10 period.

In licensed multi-utility operations, segmental operating profit has increased by 13.1 per cent, primarily reflecting the increase in turnover, driven by an 8.9 per cent real increase in water prices in line with the regulatory determinations. Segmental operating profit increased by 3.3 per cent in 2003/04 reflecting the increase in turnover, primarily offset by a number of factors, principally higher operating costs and depreciation.

Infrastructure management turnover has increased by 21.5 per cent due largely to increased activity on the British Gas Trading contract and the first full-year contribution from the Scottish Water contract. This compares with an increase in turnover of 12.5 per cent in 2003/04 due to the first full-year impact of the British Gas Trading Contract and the initial impact of the Scottish Water contract. Segmental operating profits have also increased by 34.7 per cent in the last two years. During the year, two major outsourcing contracts with Welsh Water and Southern Water, with a combined total contract value of around £1.8 billion to United Utilities, were secured. Both contracts were successfully mobilised in April. Having recently signed an eight-year, £1.1 billion, contract to operate the north of England gas distribution network, the contract successfully commenced on 1 June 2005.

Turnover in business process outsourcing has increased by 7.6 per cent primarily due to the increase in volumes on public sector contracts, notably the second phase of the Department for Work and Pensions contract, and the first full-year contribution of the North American debt collection activity. In 2003/04, the increase in turnover of 19.8 per cent was primarily due to the first-full year impact of the contracts with the Department for Work and Pensions and Westminster City Council. Segmental operating margins of 6.7 per cent compare with 6.8 per cent in 2003/04 and 6.1 per cent in 2002/03. Margin growth was held back by the higher than normal level of bid costs in 2004/05 compared with 2003/04. The segmental operating margin improvement in 2003/04 was achieved mainly due to the increased maturity of the external contract portfolio. During May 2005, the business completed the acquisition of Marlborough Stirling plc, which will provide Vertex with an entry point into the financial services sector.

During the year, the infrastructure management and business process outsourcing businesses began working in partnership to secure contracts with local authorities such as Thurrock Unitary Council, for which contract activities commenced on 1 April 2005, and Walsall Council, for which the group has been named as preferred supplier, working as a subcontractor to Fujitsu Services.

Growth in Your Communications’ turnover has continued, increasing by 25.9 per cent in 2004/05 and 14.8 per cent in 2003/04. Segmental operating losses have also reduced by 69.3 per cent in 2004/05 and 14.9 per cent in 2003/04, reflecting increased turnover, control of operating costs and the successful integration of the Eurocall acquisition, announced in March 2004. During the year, the business completed the first three phases of its contract with the Northwest Development Agency to provide broadband access to Cumbria ahead of schedule.

Financial performance
Group turnover (including share of joint ventures) increased by 11.9 per cent to £2,368.2 million in 2004/05 compared with an increase of 10.2 per cent in 2003/04 and 2.6 per cent in 2002/03. These movements reflect the impact of the allowed regulatory revenues, combined with continued growth in infrastructure management, business process outsourcing and telecommunications.

Total operating profit increased by 10.7 per cent in 2004/05 to £645.9 million. Total operating profit before goodwill amortisation and exceptional items* increased by 15.9 per cent in 2004/05 to £691.8 million, principally reflecting improved segmental operating profits in licensed multi-utility operations driven by an 8.9 per cent real increase in water prices and infrastructure management, reflecting the increasing maturity of contracts. Telecommunications segmental operating losses have continued to reduce as revenues and gross profits increase and the synergy benefits from the Eurocall acquisition have been realised. Total operating profit before goodwill amortisation and exceptional items* increased by 6.3 per cent in 2003/04, mainly due to improved segmental operating profits in infrastructure management and business process outsourcing, together with a marginal increase in the licensed businesses where the increase in turnover was largely offset by a number of factors, principally higher operating costs and depreciation on the expanded asset base.

The net interest expense for the year was £284.1 million, compared with £248.1 million in 2003/04 and £231.4 million in 2002/03. The increase in both 2004/05 and 2003/04 primarily reflects the higher level of borrowings to fund the group’s capital expenditure programmes.

Profit before tax in 2004/05 increased by 9.7 per cent to £370.4 million. This is stated after net exceptional charges of £21.1 million (discussed below). The increase in profit before tax is driven by improved segmental operating profits in licensed multi-utility operations, infrastructure management and business process outsourcing and reduced segmental operating losses in telecommunications.

Profit before tax increased by 3.1 per cent to £337.5 million in 2003/04. The increase was due to improved results for all segments. Profit before tax in 2003/04 included an exceptional charge of £2.7 million (discussed below).

Basic earnings per share decreased by 14.1 per cent to 46.8 pence in 2004/05, largely as a result of the increase in the deferred tax charge. In 2003/04 basic earnings per share increased by 19.0 per cent to 54.5 pence, due to increased segmental operating profits. Earnings per share has been restated for all periods prior to the first stage of the rights issue to reflect the bonus element of the rights issue in accordance with FRS 14.

Goodwill amortisation was £16.2 million in 2004/05, £8.8 million in 2003/04 and £7.5 million in 2002/03. Goodwill amortisation in

16	United Utilities Annual Report & Accounts 2005

Back to Contents

2004/05 consisted of £9.9 million relating to telecommunications (2003/04: £4.0 million, 2002/03: £3.4 million), £5.4 million relating to business process outsourcing (2003/04: £3.8 million, 2002/03: £2.8 million) and £0.9 million relating to infrastructure management (2003/04: £1.0 million, 2002/03: £1.3 million). The increase in 2004/05 principally reflects the goodwill arising from the acquisition of Eurocall by Your Communications, which was announced in March 2004. The increase in 2003/04 reflected the goodwill arising from the acquisition of 7C by Vertex in December 2002.

The dividend per ordinary share for the year is 45.42 pence, an increase of 2.5 per cent compared with the dividend per ordinary share in 2003/04 of 44.31 pence.

The valuation of the group’s pensions schemes under FRS 17 results in a net pension deficit at 31 March 2005 of £55.7 million compared with a net deficit of £264.4 million at 31 March 2004 and £298.1 million at 31 March 2003. The group made a lump sum pensions contribution of £320 million, split between the group’s two defined benefit pension schemes, on 31 March 2005. The group does not expect to make any further cash contributions during the 2005-10 period into the defined benefit schemes although the results of the next actuarial valuation will be incorporated into the 2007/08 financial statements.

Exceptional items
Under UK GAAP, exceptional items are material items that derive from events or transactions that fall within the ordinary activities of a reporting entity and which, individually, or, if of a similar type in aggregate, are required or expressly permitted to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view.

Exceptional items, which are disclosed separately under UK GAAP in accordance with FRS 3 ‘Reporting Financial Performance’, are as follows:

Table 6:
	2005	2004	2003
For the year ended 31 March	£m	£m	£m

Operating exceptional items:
Business restructuring	(29.7)	(4.6)	(3.8)
FRS 11 adjustment to carrying
value of telecoms assets	–	–	(25.5)
Non-operating exceptional items:
Profit on sale or termination of operations	4.5	4.3	34.0
Profit/(loss) on disposal of fixed assets	4.1	(2.4)	–

	(21.1)	(2.7)	4.7

Business restructuring costs in 2004/05 of £29.7 million mainly relate to the restructuring programmes in licensed multi-utility operations in preparation for meeting its 2005-10 efficiency challenges, in infrastructure management relating to the restructuring of the business units into market facing business streams, focusing on their specific risks, and in business process outsourcing, a restructuring to form a divisionalised structure which better reflects the markets in which the business operates. Business restructuring costs in 2003/04 of £4.6 million related to costs arising for the integration of the Eurocall business acquired by Your Communications. In 2002/03, severance costs of £3.8 million related to telecommunications. Business restructuring costs are considered to be exceptional items under UK GAAP as they are significant programmes for the businesses concerned. FRS 3 therefore expressly permits disclosure of these costs as exceptional items within the income or expense heading to which they relate.

Under UK GAAP, the group performed an impairment review within its telecommunications business in accordance with FRS 11 in the year ended 31 March 2003. This resulted in an adjustment to value of £25.5 million, which was considered to be an exceptional item by virtue of its size and nature. FRS 3 therefore expressly permits disclosure of this adjustment as an exceptional item within the income or expense heading to which it relates.

The profit on sale or termination of operations relates to the group’s withdrawal from various infrastructure management businesses. In the year ended 31 March 2003, the group concluded it no longer had a participating interest in IEBA, the Argentine utility for which United Utilities had been technical operator, and in which the group had a minority interest. It therefore ceased to account for the investment as a joint venture. The accounting provision that existed at 31 March 2002 in respect of the investment in Argentina was taken to the profit and loss account in 2003 which, along with the disposal of US Water and costs associated with withdrawing from infrastructure management in the Americas, gave rise to an exceptional credit of £34.0 million. In 2004 and 2005, further credits were recognised relating to the withdrawal from infrastructure management in the Americas. In 2005, the group disposed of its Green Energy business and reduced its shareholding in Manila Water Company through an initial public offering. FRS 3 requires that profits or losses on the sale or termination of an operation be shown separately on the face of the profit and loss account after operating profit and before interest.

The profit and loss on disposal of fixed assets in the years ended 31 March 2005 and 2004, respectively, relate to the disposal of fixed asset investments. FRS 3 requires that profits or losses on the disposal of fixed assets be shown separately on the face of the profit and loss account after operating profit and before interest.

Taxation
The current UK mainstream corporation tax credits in 2004/05, 2003/04 and 2002/03 reflect the high level of accelerated tax allowances arising from the capital investment undertaken by the group and the benefits of Advance Corporation Tax (ACT) planning established in earlier years. A tax credit has arisen in the current year following the agreement of prior year tax returns.

The effective current ordinary tax credit (excluding exceptional items) is 8.1 per cent, compared with a credit of 6.1 per cent in 2003/04 and 9.0 per cent in 2002/03. Including deferred tax, there is an effective ordinary tax charge (excluding exceptional items) of 11.1 per cent, compared with a credit of 7.1 per cent and a charge of 17.6 per cent in 2003/04 and 2002/03, respectively. An exceptional deferred tax credit in 2004/05 of £8.1 million is primarily due to restructuring costs incurred by the group. An exceptional deferred tax credit in 2003/04 of £0.8 million mainly arose from the integration costs of the Eurocall business. An exceptional credit of £9.4 million (including £3.1 million deferred tax) was recorded in 2002/03 primarily due to the adjustment to value in the telecommunications business.

Deferred tax (excluding exceptional deferred tax) is a £75.3 million charge in 2004/05, compared with a £3.4 million credit and a charge of £85.9 million in 2003/04 and 2002/03, respectively. The charge in 2004/05 arises as there has been no significant movement in UK government bond rates during the year and reflects the movement in the discounted deferred tax liability. The credit in 2003/04, was principally due to the effect of increased UK government bond rates on the discount of the deferred tax liability, whereas the increased charge in 2002/03 reflected the effects of reduced discount rates.

Cashflows
Net cash inflow from operating activities decreased to £724.9 million, from £923.5 million in 2003/04 and £851.5 million in 2002/03. The decrease in 2004/05 reflects the lump sum pension contribution of £320 million offset by increased operating profits discussed above. Similarly, the increase in 2003/04 was principally as a result of increased turnover and operating profits.

Returns on investment and servicing of finance includes £19.7 million of cash received in 2004/05 due to the early termination of certain interest rate swap contracts. £83.0 million was received in 2003/04 through a similar exercise. This reduced credit exposures to swap counterparties. The resultant gains are being deferred in the balance sheet and will be released to the profit and loss

United Utilities Annual Report & Accounts 2005	17

Back to Contents

Operating and financial review
Operating and financial performance review continued

account over the period of the initial hedge.

Tax payments remain low reflecting the benefits of previous tax planning and the current tax charge discussed earlier.

A significant level of capital investment continues to be made, mainly as a result of the water and wastewater capital investment programme. The 2004/05 capital investment of £883.8 million represents a 13.2 per cent decrease over 2003/04 reflecting the phasing of the AMP3 capital programme.

Cash receipts in 2004/05 include the proceeds from the initial public offering of part of the group’s investment in Manila Water Company and the disposal of the Green Energy business. Cash payments in 2004/05 include the acquisition of Capgemini’s 14.6 per cent equity stake in Vertex for £47.7 million (including costs). Cash payments in respect of acquisitions in 2003/04 included the Eurocall acquisition by Your Communications, the acquisitions of Park Environmental Services and a waste management facility from Associated Octel by United Utilities Contract Solutions and the acquisition of First Revenue Assurance in Denver by Vertex. Cash receipts in 2002/03 included the proceeds from the disposal of the group’s investment in US Water, offset by the investment in 7C.

£20.0 million was received from the issue of shares during the year reflecting the exercise of share options. This compared with £504.1 million received in 2003/04 mainly as a result of the first tranche of the rights issue as described on page 16.

Dividend payments in 2004/05 represent an increase in line with the group’s dividend policy.

As a result of the above, net debt* increased by £702.7 million to £4,141.1 million at 31 March 2005. Gearing, measured as net debt* divided by total capital employed (being equity shareholders’ funds plus net debt*), increased to 57 per cent, compared with 53 per cent at 31 March 2004 and 57 per cent at 31 March 2003. The group seeks to ensure that sufficient funding is available to meet foreseeable requirements plus headroom for contingencies.

UNITED UTILITIES NORTH WEST
Business objectives
United Utilities North West carries out the group’s licensed multi-utility operations and aims to create value through the efficient management of its assets. The key objectives continue to be to deliver its regulatory contracts, to align its resources efficiently within the common geography of its licensed networks in north west England and to continue to improve service for customers. The business pursues strategies aimed at maximising the benefits of its multi-utility status and integrating its systems and procedures to generate efficiencies across its operations and provide a seamless service for customers.

United Utilities North West was formed during 2004/05 from the merger of the Customer Sales (which managed customer contact, billing and collections) and Service Delivery (which managed the regulated assets) business streams. Within United Utilities North West, three business streams have been created for water, wastewater and electricity, to ensure end-to-end accountability and balanced decision making on operating and capital expenditure. In addition, the customer business stream manages the relationship with the group’s regulated customer base, including billing and cash collection.

Financial highlights
Turnover increased by 6.5 per cent to £1,384.7 million in 2004/05, largely due to a real increase of 8.9 per cent in water and wastewater prices offset by 3.0 per cent real reduction in electricity revenues. This compared with growth of 5.7 per cent in 2003/04, when water and wastewater prices increased by 4.0 per cent in real terms and when a real reduction of 3.0 per cent in electricity distribution prices was applied.

Segmental operating profit increased by 13.1 per cent to £587.9 million in 2004/05, primarily reflecting the increase in turnover. Segmental operating profit increased by 3.3 per cent in 2003/04 reflecting the increase in turnover, primarily offset by a number of factors, principally higher operating costs and depreciation.

Capital investment for the year was £858.7 million (2003/04: £1,013.9 million). £706.9 million (2003/04: £864.2 million) was spent on water and wastewater and £151.8 million (2003/04: £149.7 million) on electricity distribution. The capital investment programmes for water and wastewater are progressing in line with the regulatory output schedule. In electricity, a programme of asset replacement and load investment has allowed the company to further enhance the resilience of the electricity network. This performance has been demonstrated by the improvement in Ofgem’s regulatory measures of total customer minutes lost and total number of customer interruptions to supplies.

Business performance
Water quality performance improved to 99.74 per cent on the Drinking Water Inspectorate’s water quality index, up from 99.72 per cent the previous year. United Utilities maintained water supplies to all customers during 2004/05 without the need for any water use restrictions. Enhancements to the water supply system have been undertaken to ensure that all parts of the region have adequate water supplies available in dry weather.

It is important for the business to take into consideration the impact of its activities on all stakeholders and on the environment. In 2004/05, the score in respect of non-compliant works (measured per head of population served) was 0.002 per cent, an improvement on the level achieved in 2003/04 of 0.26 per cent. This was achieved by putting problem works into an ‘intensive care’ programme, increasing maintenance spend, operator involvement and capital work. In 2004/05, as part of the capital investment programme, 76 continuous discharge and 145 UID improvement projects were delivered.

Furthermore, service levels continued to improve the Overall Performance Assessment (OPA) score, as measured by Ofwat, to 399 points in 2004/05 from 394 in 2003/04. The continued objective is to sustain the level of operational performance and reduce the cost of short-term remedial work required.

In the year ended 31 March 2005, the business was prosecuted on nine separate occasions relating to pollution incidents and consent breaches (eight in 2004). The company continues to work closely with the Environment Agency, highlighting the reduction in pollution incidents as a particular target for the business. Investment in odour control systems also increased, addressing an issue that has become of growing concern to some customers. A series of health and safety initiatives has been implemented to reduce risks, which helped reduce the days lost due to accidents from 985 to 851.

Working in partnership with contractors, the business is successfully delivering Ofwat’s regulatory output schedule. The policy to standardise designs and equipment, wherever possible, is helping to make sure money is invested wisely and, at the same time, reduce the whole-life costs of new plant and equipment.

In December 2003, Ofwat published its final decision on the Interim Determination of K (‘IDoK’) application, which allowed an increase in real prices by a further 4.4 per cent in 2004/05. This was in addition to the allowed 4.5 per cent real price rise, which was set at the last price review and brought the total allowed real price increase for 2004/05 to 8.9 per cent. The increase reflects certain additional costs the business had experienced since 2000 that were not initially allowed in the five-year regulatory period 2000-05, including higher construction costs and extra costs and loss of revenue following the ban on disconnection of households for non-payment of bills.

When Ofwat adjusted price limits in December 2003 as a result of United Utilities’ IDoK, expenditure relating to a number of schemes in the sewer overflow programme (also known as UIDs), which had been identified as being poor value for money, was eliminated from 2004/05 prices. In the review of price limits completed in 2004, United

18	United Utilities Annual Report & Accounts 2005

Back to Contents

Utilities submitted a claim (which was agreed by the regulator) for work it had carried out or planned to carry out before the end of the regulatory period 2000-05 in relation to UIDs. In its final determination in December 2004, Ofwat included completed or proposed work it considered to be cost-effective within 2005-10 prices.

If other work is required in these catchments during 2005-10, then United Utilities will seek the recovery of costs according to the procedures set out in Ofwat’s protocol for dealing with changed requirements between price limits or through the next price review.

Throughout the year, real improvements in managing cash and the problems associated with long-standing customer debt have continued to be delivered. Regulatory targets on all customer service measures have been met or exceeded. The number of telephone calls answered within 30 seconds was 94.5 per cent, against a regulatory target of 86 per cent and a 2003/04 industry average of 93.5 per cent.

United Utilities Water has migrated the vast majority of its customers onto a new billing system, and this has been used to calculate and send customers’ bills for 2005/06. The new system is targeted to deliver cost savings for the business in 2005/06 as well as providing significant service improvements for customers.

In electricity distribution, both regulatory targets and the company’s own internal targets for providing continuous supplies to customers were out-performed. Customer interruptions and minutes lost per connected customer were reduced. Through good contingency planning and a rapid response, service teams were able to minimise the impact on customers of damage to the distribution network caused by winter storms, notably the major incident affecting Cumbria and Lancashire in north west England, in which a storm severely damaged the electricity network supply to 250,000 customers.

Business impacts
To ensure that higher levels of performance continue to be achieved following the acceptance of the final determinations in December 2004, new initiatives are being designed to improve efficiency and reduce cost. Key to this aim, the business restructuring programme is designed to streamline operations, achieve cost savings and enable customer service to be led from one part of the business. Procedures are now largely in place for the management of the next five-year capital investment programmes in water, wastewater and electricity distribution. This will ensure that the appropriate business processes, organisation, systems and commercial contracts are in place to provide maximum shareholder value from the asset base.

During May 2005, the company appointed partners to help deliver its £2.9 billion water and wastewater programme during the AMP4 (2005-10) regulatory period. This covers the majority of the water quality and environmental improvements that will be carried out on its treatment works and major sewer overflows over the next five years.

The delivery of United Utilities’ previous investment programme has confirmed the success of its framework contractor approach, which was put in place during AMP3. The delivery strategy for AMP4 builds on this success with the group taking a leading role in programme management, increasing its internal resources in engineering and design and placing a greater emphasis on performance management through the alignment of financial targets with partners and benchmarking outturn results. A key enabler is the creation of integrated work teams with responsibility for delivering projects from conception through to commissioning. These changes will help the group deliver the capital efficiencies required by Ofwat.

For the first time, the execution of the group’s electricity distribution investment programme is being more closely aligned with the delivery of its water and wastewater network programmes. The appointed partners, who will help carry out work on the group’s network of sewers, pipes and cables during the 2005-10 period, are Balfour Beatty and Morgan Est. This approach should enable the group to target significant cost savings through the use of common systems, improved scheduling and more integrated supply chain management. Contractors will also be better incentivised to make cost savings, without compromising on quality, by aligning the sharing of efficiencies.

Operational strategy is being realigned to deliver further efficiencies in operations and maintenance. Areas that will yield benefits include automation and the remote monitoring of plant, streamlining of processes and the development of high performance teams. Reductions in overheads and accommodation costs and supply chain management should maximise value from the scale of the business and deliver benefit from long-term partnerships with key suppliers.

Having made preparations in advance of receiving the final regulatory determinations, which the group accepted in December 2004, the group has plans in place which it believes will enable it to meet the efficiency challenges over the 2005-10 period. In its final determination, Ofwat granted United Utilities Water an average annual real price increase of 4.5 per cent over the next five years. The price profile is front-end loaded, with the highest increases in the first two years of the review period. In its final proposals, Ofgem allowed United Utilities Electricity a real price increase of 8.2 per cent in 2005/06, followed by constant real prices thereafter.

The price rises allowed in the recent water price review caused concern for United Utilities North West and its customers about the affordability of water bills, particularly for vulnerable customers. Processes are in place to manage debt in a way that is fair to customers and effective for the business. Furthermore, a range of initiatives are available that provide support, such as the vulnerable customer tariff, an arrears allowance scheme and money advice services.

In 2005, an independent charitable trust was created, to which the group intends to donate £15 million over the next five years. The trust will help water customers facing financial difficulty by clearing outstanding water arrears and other, non-water, bills.

During the year, the business has issued communications to help ensure that all customers understand the reasons for increased water bills, through, for example, the use of regional media to carry local articles about the customer benefits of the investment programme, raising awareness of the water and wastewater services supplied and through business customer seminars. Information on the group’s investment plans and the price review process are also available through the group’s web site, leaflets and customers’ bills.

United Utilities North West has taken a leading role in the Debt Focus Group of Water UK, an industry-wide body, looking at ways to improve the Department for Work and Pensions’ ‘Water Direct’ scheme. It continues to lobby for changes to the benefits system to extend the range of benefits from which deductions can be made and to improve the take-up of such schemes.

UNITED UTILITIES CONTRACT SOLUTIONS
Business objectives
United Utilities Contract Solutions applies the group’s core infrastructure management skills to growth markets in the UK and overseas by seeking to develop secure long-term income streams, while managing the resultant changes to the group’s risk profile.

Utility Solutions is responsible for the group’s utility outsourcing contracts in the UK. The approach adopted by Scottish Water and Southern Water for the delivery of their capital investment programmes shows the continuing trend for larger outsourcing opportunities. The portfolio of existing contracts, and the market-focused offering of the Utility Solutions’ business, means it is well placed to take advantage of similar future opportunities.

The multi-utility expertise within Industrial and Commercial Solutions presents real growth opportunities within the UK domestic, industrial and commercial markets as companies continue to seek new ways to deliver cost-effective services.

The International division applies the group’s expertise in

United Utilities Annual Report & Accounts 2005	19

Back to Contents

Operating and financial review
Operating and financial performance review continued

infrastructure management and operations to develop and manage utility projects around the world. It currently operates concessions in Bulgaria, Estonia, Poland, the Philippines and Australia.

Financial highlights
Turnover increased by 21.5 per cent to £543.1 million in 2004/05, largely due to increased activity on the British Gas Trading contract and the first full-year impact of the Scottish Water contract. This compares with an increase in turnover of 12.5 per cent in 2003/04 due to the first full-year impact of the British Gas Trading Contract and the initial impact of the Scottish Water contract.

Segmental operating profit increased by 16.8 per cent to £79.2 million in 2004/05, reflecting the increasing maturity of contracts, the first full-year impact of the Scottish Water contract, increased shareholdings in European concession and increased activity on the British Gas Trading contract. Segmental operating profit in 2003/04 increased by 15.3 per cent to £67.8 million reflecting the increase in contract activity, including the initial impact of the Scottish Water contract and increased shareholdings in European concessions.

Business performance
Utility Solutions
During the year, two major outsourcing contracts with Welsh Water and Southern Water were signed, which have a combined total contract value of £1.8 billion to United Utilities. Both contracts were successfully mobilised in April 2005. The original Welsh Water contract, signed in 2001, was scheduled to expire on 31 March 2005. Following a competitive tender process, Utility Solutions retained the provision of operations and maintenance services on the water treatment assets in north and south Wales, and the wastewater treatment assets in north Wales. The new contract, which is for up to 15 years from 1 April 2005 and subject to five-yearly performance reviews to coincide with future price control periods, also requires the provision of specified shared services, including an operational activity centre, education and recreational facilities. Over the course of the original contract to 2005, Dwr Cymru Welsh Water moved from near the bottom of the Overall Performance Assessment tables to second position.

The contract with Southern Water is being managed by a consortium consisting of United Utilities and Costain, which each have shares of 40 per cent, and Mongomery Watson Harza which has a 20 per cent share. The contract is worth around £750 million to the consortium, which is responsible for project managing, designing and delivering more than 250 water and wastewater improvement schemes across parts of Hampshire, West and East Sussex, Kent and the Isle of Wight.

The first full-year of the Scottish Water Solutions contract has also been successful. In partnership, Utility Solutions is helping Scottish Water deliver approximately £1.1 billion of its capital investment programme. During the year, the investment target of £426 million, including efficiencies, was achieved. The joint venture company won three awards at the annual Utility Industry Achievement Awards ceremony, reflecting excellent business practices.

United Utilities’ eight-year contract to operate the north of England gas distribution network commenced on 1 June 2005, with around 1,100 employees transferring from National Grid Transco to United Utilities. The contract is worth around £1.1 billion and covers the management of around 36,000 km of gas mains, serving a population of more than six million. The north of England distribution network extends from the Scottish border to South Yorkshire and across to Carlisle and Cumbria.

International
In Manila, the joint venture company successfully listed on the Philippine Stock Exchange during March 2005. The International business placed part of its overall shareholding in the business, reducing its interest to 11.7 per cent. The International business also retains the secure revenue stream as the designated international operator.

In Australia, work is ongoing on the construction of a £7 million advanced wastewater treatment plant and network at Victor Harbor for the South Australian Water Corporation and state government. Once construction is completed, the Australia business has a 20-year contract to operate and maintain the assets.

Industrial and Commercial Solutions
Activity levels for the metering services contract with British Gas Trading continue to be on target. The requirements of the contract are now fully embedded in the operations of the business.

A 15-year contract was signed during the year to provide facilities and property management, highways engineering and transportation services to Thurrock Unitary Council, working alongside Vertex.

The business has also been named as preferred bidder in partnership with Fujitsu and Vertex to provide a similar range of services to Walsall Council. This contract is expected to commence later in the year. The contracts with Thurrock Unitary Council and Walsall Council, combined, are worth around £200 million to United Utilities Contract Solutions.

The Industrial business secured a five-year contract to operate and maintain water and wastewater assets for the Atomic Weapons Establishment. The contract provides for a potential extension to 20 years and the provision of ancillary services, such as capital maintenance. The services do not include handling radioactive or contaminant discharges.

Disposal of Green Energy
During December 2004, United Utilities sold its Green Energy operational assets for £63 million in cash to Novera Macquarie Renewable Energy Limited, a company jointly owned by Novera Energy and Macquarie Bank of Australia.

Business impacts
United Utilities Contract Solutions’ businesses serve different markets with different influences. The new management structure, adopted during this financial year, increases focus within the business on the differing risks which impact on the business streams.

A key issue as the business grows is to recruit, retain and develop the right people. A sponsorship scheme for undergraduate students is now into its second year, which involves a job placement whilst at university. In addition, the business has been recruiting for its apprenticeship programmes in Wales and Scotland.

The business aims to mitigate risks from operations by partnering with experienced and skilled specialist organisations to deliver the services required under contract, where this is thought appropriate. The ability to identify resources to meet developments within the market is a priority of the business.

VERTEX
Business objectives
In order to accommodate the growth and broader business base of the company, Vertex has recently restructured from a functionally based organisation to a divisionalised structure, which better reflects the markets in which it operates. The company now operates through four autonomous lines of business, with the creation of a Public Sector division, Financial Services division, Utilities and Enterprise division and North American division. Vertex believes that the reorganisation has positioned the company for further growth and will enable greater responsiveness to client requirements within the target sectors.

North America
Vertex’s strategy in North America is: first to optimise delivery on the Hydro One contract in Canada (a ten-year deal worth nearly £140 million); and, second, to pursue large North American energy and utilities’ opportunities as the market continues to deregulate, by leveraging off its UK energy and utilities’ market deregulation experience. In March 2004, Vertex acquired US based debt collection agency First Revenue Assurance (FRA), giving it a route

20	United Utilities Annual Report & Accounts 2005

Back to Contents

to the larger utilities’ deals by gaining a foothold in the US utilities collections market and supporting its North America utilities’ strategy. Finally, through its channel partners, who provide access to key market areas, Vertex intends to pursue deals that have the potential to utilise its facilities in India and it is already in discussions with a number of potential clients.

Public sector
Vertex is successfully pursuing its strategy of growing its business in both local and central government. It regards the Westminster City Council contract as a blueprint for transforming service delivery in local government and a basis for its future expansion plans. At the time of contract signature, it was the UK’s largest local government outsourcing deal, worth up to £422 million. In this contract, Vertex developed a fresh approach – called ‘Citizen First’ – to deliver local authority services. This was reapplied to the successful bid for Thurrock Unitary Council. This contract, secured during the year, is one of the largest transformational outsourcing deals in the UK, worth £427 million over 15 years. In partnership with Thurrock Unitary Council, Vertex will manage and re-engineer a number of their business processes, ranging from business accounting and financial services to revenue services, procurement and human resources. The contract is being managed in partnership with United Utilities Contract Solutions, which is providing facilities management, highways engineering and transportation services to the council.

In the central government market, Vertex has operated the successful ‘Payments Modernisation Programme’ for the Department for Work and Pensions for the last two years and is currently in discussions about a number of other central government business process outsourcing opportunities.

Vertex, in partnership with United Utilities Contract Solutions, has also been named as preferred supplier to provide Walsall Council with services to meet its modernising and efficiency agendas, working as a subcontractor to Fujitsu Services. This is a similar contract in size and scope to the contract with Thurrock Unitary Council, and is expected to commence later in the year.

Utility and enterprise
Vertex continues to grow organically. It offers clients customer management expertise, coupled with benefits from the economies of scale available across its multi-client sites as it standardises processes across its operations, reducing the cost base, sharing common infrastructure and improving margins.

Underpinning its strategy in both the utilities and private enterprise sectors, Vertex has continued to grow its operations in New Delhi, India and has commissioned a second site to support that growth. Vertex offers clients a total solution, either combining operational locations in both India and the client’s home market or by transferring client operations offshore. In both models, clients benefit from fast, low-risk access to the economic and educational benefits of the Indian marketplace.

Financial services
Recently, Vertex acquired Marlborough Stirling plc. The acquisition will provide Vertex with an entry point into the business process outsourcing segment of the financial services market. The group believes that Marlborough Stirling has significant untapped potential that can be unlocked by combining its sector specific knowledge with Vertex’s expertise in business process outsourcing. The merger of the two businesses also provides opportunities to secure synergy savings. Vertex has already identified immediate opportunities to deliver efficiencies of around £6 million per annum on a full-year basis from the acquisition. These savings will be derived from a reduction in central overheads, such as corporate costs, and the alignment and integration of Marlborough Stirling’s systems, processes and facilities with Vertex’s existing operations.

Financial highlights
Turnover increased by 7.6 per cent to £396.4 million in 2004/05, predominantly due to the increase in volumes on public sector contracts and the first full-year impact of the North American debt collection activity. In 2003/04, the increase in turnover of 19.8 per cent to £368.5 million was primarily due to the first full-year impact of the contracts with the Department for Work and Pensions and Westminster City Council.

Segmental operating profit improved by 5.2 per cent to £26.4 million, reflecting the increased external contract activity, offset by higher bid costs, principally on the Thurrock and Walsall contracts, together with other contract opportunities that Vertex is pursuing. In 2003/04, the segmental operating profit increased by 33.5 per cent to £25.1 million, due to the effect of increased activity and improved margins.

Vertex’s segmental operating margin (6.7 per cent margin in 2004/05) was comparable with the 6.8 per cent margin in the previous year and higher than the 6.1 per cent margin in 2002/03. Margin growth has been held back by the higher than normal level of bid costs in 2004/05 compared with 2003/04. The segmental operating margin improvement in 2003/04 was achieved due to the increased maturity of the external contract portfolio and cost reductions on intra-group contracts, together with the relatively low level of contract mobilisation in 2003/04.

Business performance
In the financial year ended 31 March 2005, Vertex won contracts with a total contract value in excess of £550 million. Contract wins in 2003/04 and 2002/03 were valued at £219 million and £593 million respectively. The Thurrock Unitary Council contract announced in November 2004 is Vertex’s largest ever deal with a total contract value of £427 million.

Vertex’s outsourcing contract with Westminster City Council continues to progress well. Since last year, the scope of the contract has been extended to include parking services. This extension is worth around £45 million over ten years in addition to Vertex’s original £422 million contract with Westminster.

Vertex has signed a new seven-year contract, with a review point after four years, with Powergen Retail Limited, part of E.ON UK. This amends its current agreement, which began in 2003. The new longer-term contract will redistribute work on a functional basis to enable both companies to maximise economies of scale.

In November 2004, United Utilities acquired Capgemini’s 14.6 per cent equity stake in Vertex for £47.7 million in cash. Following this transaction, United Utilities now owns 100 per cent of Vertex’s share capital and Capgemini no longer has any representation on the board of Vertex. This acquisition does not alter the strategic alliance that exists between the two companies.

Business impacts
Vertex has an active and robust corporate governance programme designed to manage strategic and tactical risks, which could impact the business. Risks are clearly identified and monitored on a regular basis.

With clear objectives, and an experienced management team, Vertex believes it is on course to continue its growth by increasing the choice of services offered to clients and by helping them transform the way they do business.

YOUR COMMUNICATIONS
Business objectives
Your Communications’ continuing objective is to sustain its progress. Its sector is growing but is fiercely competitive. In March 2004, the business announced the acquisition of Eurocall, and such consolidation strengthens Your Communications’ position for the future.

Eurocall complemented existing operations and added significant breadth and depth to the customer base. The acquisition also delivered synergy benefits from combining the operations of the two organisations in the region of £9 million annually.

The group’s strategy for Your Communications remains unchanged. The business is continuing to be developed with a view to its disposal when shareholder value can be maximised.

United Utilities Annual Report & Accounts 2005	21

Back to Contents

Operating and financial review
Operating and financial performance review continued

Financial highlights
Turnover increased by 25.9 per cent in 2004/05 to £233.6 million, compared with an increase of 14.8 per cent in 2003/04, as a result of the continued progress of the business in increasing its proportion of higher value business sales combined with the Eurocall acquisition. Segmental operating losses were reduced by 69.3 per cent to £5.1 million in 2004/05 compared to a reduction of 14.9 per cent in 2003/04. This was due to increased revenue, control of operating costs and the successful integration of Eurocall.

Business performance
The business substantially reduced segmental operating losses for the full-year and achieved break-even in the second half of the year. This was achieved through close attention to the cost base of the business, taking advantage of further efficiencies and maintaining the synergy benefits gained as a result of the Eurocall acquisition, which provided a significant volume of new business, and is now a fully integrated part of Your Communications. In addition, the business has been able to reduce its indirect cost base as a result of a programme to reach deeper into the operators’ networks, thus resulting in lower costs.

As at 31 March 2005, the first three phases of Your Communications’ contract with the Northwest Development Agency to provide broadband access to Cumbria had been completed, approximately one month ahead of schedule. To date, service is available to over 50 per cent of the designated public sector sites.

The company billed a total of 3.72 billion minutes in 2004/05, compared with 2.94 billion minutes in 2003/04.

Business impacts
The new unified industry regulator, Ofcom, was established with effect from December 2003 and is now undertaking a strategic review of the UK telecommunications market as discussed on page 11.

LIQUIDITY AND CAPITAL RESOURCES
The group’s primary source of liquidity is cash generated from its ongoing business operations. As reflected in the consolidated cash flow statement on page 58, in the financial year ended 2005 net cash flow generated from the group’s trading operations was £725 million, compared with £924 million in 2004 and £852 million in 2003. The water regulator and the electricity regulator set a major element of the group’s revenues from ongoing operations, providing both a stable and a predictable source of funds.

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

Debt financing
Moody’s Investor Service rates the credit of United Utilities PLC as A3 on a long-term basis with a stable outlook and P-2 on a short-term basis. Equivalent ratings published by Standard and Poor’s Rating Services are BBB+ long-term with a stable outlook and A-2 short-term.

The group’s net debt* (which is reconciled to gross debt in note 23 to the consolidated financial statements) of £4,141.1 million at 31 March 2005 comprised £4,059.0 million of bonds, £654.4 million of loans from EIB, the group’s largest investor, £81.0 million of long-term leasing and £208.0 million of bank loans and other borrowings, offset by £861.3 million of cash and short-term investments.

Shorter-term liquidity
Short-term liquidity requirements are met from the group’s normal operating cash flow. Further liquidity is provided by cash and short-term investment balances, the company’s US$1.5 billion euro commercial paper programme, supported by committed bank facilities and committed but undrawn long-term credit facilities.

Cash and short-term investment balances were £861 million at 31 March 2005, compared with £1,031 million at 2004 and £689 million at 31 March 2003.

Bank overdrafts and temporary borrowings, which are repayable in less than one year, were £37.1 million at 31 March 2005, compared with £32.6 million at 31 March 2004 and £157.5 million at 31 March 2003. The weighted average rate of interest on bank overdrafts and temporary borrowings was 5.16 per cent (2004: 3.87 per cent, 2003: 4.25 per cent). The group had available committed bank facilities of £875.0 million (2004: £775.0 million, 2003: £935.0 million) of which £873.4 million was unutilised at 31 March 2005 (2004: £773.1 million, 2003: £934.2 million). Of the amounts unutilised, £100.0 million expire within one year, £323.4 million expire after one year but in less than two years, and the remaining £450.0 million expire in more than two years.

Although unutilised during the financial year ended 31 March 2005, the US$1.5 billion euro commercial paper programme still provides for the periodic issuance of notes by United Utilities, United Utilities Water and United Utilities Electricity. The notes will have a maturity (not less than one day and not more than 364 days) and an interest rate determined at the time of issuance. United Utilities has entered into £875 million of credit facilities, as noted above, used primarily as support for the US$1.5 billion euro commercial paper programme.

Longer-term liquidity
The group has effective access to the international debt capital markets through its EUR 5 billion medium-term note programme which provides for the periodic issuance by United Utilities, United

22	United Utilities Annual Report & Accounts 2005

Back to Contents

Table 7:

During the last financial year, the group received £556 million of term funding. The details of this financing are as follows:

	Rate		£m

Medium-term notes:
GBP – 2035	5%	(1)	200.0
USD – 2009	Floating	(2)	5.7
EUR – 2020	4.25%	(3)	350.4

Notes:
(1)	Long-term debt issues swapped to a floating interest rate, set by reference to GBP LIBOR.
(2)	Interest rate is set by reference to USD LIBOR.
(3)	Debt denominated in a foreign currency has been swapped to GBP with a floating interest rate, set by reference to GBP LIBOR.

Table 8: Interest rate risk

		Market value change			Market value change

		+1%	–1%		+1%	–1%
	Market value	movement	movement	Market value	movement	movement
	31 March 2005	in interest rate	in interest rate	31 March 2004	in interest rate	in interest rate
Interest rate movement	£m	£m	£m	£m	£m	£m

Long-term debt	(5,002)	296	(342)	(4,568)	266	(304)

Interest rate swaps	(47)	(8)	25	(44)	(116)	135

Currency swaps	(8)	(108)	126	100	(91)	107

Table 9: Foreign currency risk
		Market value change			Market value change

		+10%	–10%		+10%	–10%
		movement	movement		movement	movement
	Market value	in foreign	in foreign	Market value	in foreign	in foreign
	31 March 2005	exchange rate	exchange rate	31 March 2004	exchange rate	exchange rate
	£m	£m	£m	£m	£m	£m

Long-term debt	(5,002)	257	(304)	(4,568)	227	(277)

Currency swaps	(8)	(252)	298	100	(230)	281

Table 10: Contractual obligations
					Payments due by period

		Less than			More than
		one year	2-3 years	4-5 years	5 years	Total
		£m	£m	£m	£m	£m

Long-term debt		467.3	988.0	887.0	2,542.0	4,884.3
Interest on long-term debt		273.8	503.4	330.2	2,020.1	3,127.5
Capital lease obligations		0.8	11.3	16.2	52.7	81.0
Operating leases		13.8	21.3	15.8	203.4	254.3
Purchase obligations		67.1	19.1	3.5	0.5	90.2
Capital commitments		277.9	42.8	7.1	4.2	332.0

Total contractual cash obligations		1,100.7	1,585.9	1,259.8	4,822.9	8,769.3

Table 11: Financial guarantees
				Amount of commitment expiration per period

		Less than			More than
		one year	2-3 years	4-5 years	5 years	Total
		£m	£m	£m	£m	£m

Guarantees		134.9	224.5	5.0	290.0	654.4

Total commercial commitments		134.9	224.5	5.0	290.0	654.4

United Utilities Annual Report & Accounts 2005	23

Back to Contents

Operating and financial review
Operating and financial performance review continued

Utilities Water and United Utilities Electricity of debt instruments on terms and conditions determined at the time that the instruments are issued. In addition, the group has a US$2 billion shelf registration with the United States Securities and Exchange Commission. This enables effective access to the US bond market allowing the holding company flexibility to access the US market in a similar way to the medium-term note programme. Neither programme represents a funding commitment, with funding only becoming committed when debt securities have been successfully issued. The currencies in which debt is held are disclosed in note 23 to the consolidated financial statements.

The group arranged £50 million of new five-year medium-term committed bank facilities and new facilities totalling £100 million were also agreed. In addition, an agreement was signed for £200 million of funding from the European Investment Bank which remains undrawn.

The group’s term loans were £4,884.3 million at 31 March 2005, compared with £4,356.0 million at 31 March 2004 and £3,715.9 million at 31 March 2003. Amounts repayable after more than five years comprise bank and other loans repayable between 2011 and 2053. Interest rates range from 1.135 per cent to 14.83 per cent on £2,252.1 million (2004: £1,852.9 million, 2003: £1,932.0 million) and are at floating rates on £342.6 million (2004: £361.5 million, 2003: £359.0 million).

Interest rate management
The group manages interest rate exposure by seeking to match financing costs as closely as possible with the revenues generated by its assets. The group’s exposure to interest rate fluctuations is managed in the medium-term through the use of interest rate swaps and the use of financial futures contracts traded on LIFFE. The average interest rate for 2004/05 was 7.4 per cent, compared with 7.0 per cent in 2003/04 and 6.9 per cent in 2002/03.

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

Quantitative disclosure of market risk
The analysis in tables 8 and 9 presents the sensitivity of the market value of the group’s financial instruments to selected changes in market rates and prices. The range of changes chosen reflects the group’s view of changes that are reasonably possible over a one-year period. Market values are quoted values, or, where these are not available, those values are obtained by discounting cash flows at market rates and prices. The market values for interest rate risk are calculated by using a standard zero coupon discounted cash flow pricing model.

For long-term debt, a favourable change in market value results in a decline in the value of debt. For other financial instruments, a favourable change in market value results in an increase in market value.

Interest rate risk
The sensitivity analysis in table 8 assumes an instantaneous one per cent (100 basis points) move in interest rates for all maturities and all currencies from their levels at 31 March 2005 and 31 March 2004, with all other variables held constant.

The movement in market value of debt and instruments hedging debt will not result in any immediate change to the group’s financial statements, since market values are not recognised on the group balance sheet. An increase in short-term interest rates of all currencies of one per cent would decrease group net interest payable for the financial year by £3.1 million (2004: decrease of £4.5 million, 2003: increase of £2.0 million).

Foreign currency risk
The sensitivity analysis in table 9 assumes an instantaneous 10.0 per cent change in foreign currency exchange rates against sterling from their levels at 31 March 2005 and 31 March 2004, with all other variables held constant. The +10.0 per cent case assumes a 10.0 per cent strengthening of sterling versus all other currencies and the -10.0 per cent a weakening of sterling.

Market value changes from movements in currency rates in long-term debt, currency swaps and forward contracts hedging debt are taken through the group’s statement of total recognised gains and losses in accordance with the hedge accounting requirements in SSAP 20.

Substantially all cash and cash equivalents are held in sterling and sterling denominated instruments.

Contractual obligations
Table 10 summarises the contractual obligations of the group and the effect such obligations are expected to have on the group’s liquidity and cash flow in future periods.

Table 11 discloses financial guarantees given by United Utilities in support of borrowings by subsidiary companies, where the underlying obligation is already reflected in the disclosure of long-term debt. The £654.4 million of financial guarantees relates to borrowings by United Utilities Water and United Utilities Electricity from the European Investment Bank.

The capital commitments of the group as at 31 March 2005 were £332 million, for which the group has contractual commitments. The group also has obligations under its licence to comply with the capital programmes as specified by the regulators.

The purchase obligations of the group primarily relate to services for which the group has purchase orders or contractual commitments at 31 March 2005.

Table 10 does not include the group’s contributions to pension schemes. A lump sum contribution of £320 million was made on 31 March 2005 split between the group’s two defined benefit pension schemes. The group does not expect to make any further cash contributions during the 2005-10 period into the defined benefit pension schemes although the results of the next actuarial valuation will be incorporated into the 2007/08 financial statements. Subsequent actuarial valuations will influence contributions payable in future years. Employer’s contributions in the year ended 31 March 2005 for the defined benefit pension schemes were £49.2 million, excluding the lump sum contribution.

Table 10 includes interest payments on long-term debt held at 31 March 2005. This does not take into account incremental financing in respect of future capital commitments and the refinancing of existing long-term debt. It also does not take into account interest receivable on cash balances. Floating interest rates for certain debt items, which are not fixed are assumed to remain constant until the debt item is repaid. The interest payments shown exclude the impact of derivative instruments, where applicable.

24	United Utilities Annual Report & Accounts 2005

Back to Contents

Off-balance sheet arrangements
Joint ventures
The group enters into joint ventures with consortium partners. The financial and legal structure of a joint venture is designed to limit the group’s exposure to the extent of the equity investment and loans provided by the group, with no further recourse should the joint venture default. Excluding the provision for joint venture losses in accordance with FRS 9, for which the company has no financial commitment, the maximum exposure of the group is limited to the carrying value of the investments, which was £70.5 million at 31 March 2005 (2004: £70.0 million), and the trade debtors due from the joint ventures of £14.6 million at 31 March 2005 (2004: £11.1 million). All joint venture arrangements have been consolidated into the company’s results on a gross equity accounting basis. The joint venture normally enters into the main contract with the customer, for example, by taking on ownership of the assets subject to the contract. The consortium partners may then enter into subcontracts with the joint venture for the provision of services appropriate to their expertise. This enables the group to take on only those risks that fall within its normal commercial expertise, such as infrastructure management, while other parties will provide their skills to the joint venture and take on those risks accordingly, for example design and construction. However, the performance of any joint venture will affect the group’s financial performance to the extent of its interest in such a joint venture.

Performance guarantees
As part of the commercial operations of the group, performance guarantees are sometimes required by clients. These guarantees may be called where the standards of service set out within the relevant contract are not fulfilled, and other possible remedies under the contract are not successful.

Total guarantees as at 31 March 2005, where a financial limit has been specified, were £84.1 million (2004: £146.8 million, 2003: £133.6 million).

A guarantee which has unlimited liability is supported by an indemnification agreement from a third party external to the United Utilities group. This indemnification agreement follows the disposal of certain operations to a third party, and contains no limit on the value of indemnity available. Therefore any payments under this guarantee may be fully recoverable from the third party.

A guarantee for £1.2 million supports a short-term contingent financial exposure of a partnership company. This guarantee represents 50 per cent of the total contingent financial exposure. Negotiations to reduce the value of this contingent financial exposure are continuing and it is expected that any liability arising may be met from resources within the partnership company. This would mean that the guarantee would not be called.

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

Guarantees issued by the group directly to the client, supporting the performance of partnership companies, totalled £53.8 million at 31 March 2005. This includes a guarantee of £24.3 million, which is supported by cash held in escrow to secure the cross-indemnity from partners.

The value of indemnities issued to financial institutions by the group, in order to support the issue of a guarantee by the financial institution on behalf of the partnership company, totalled £12.0 million at 31 March 2005.

Guarantees totalling £17.1 million relate to the disposal of certain operations, and reflect the capped value of indemnities issued to the purchaser for pre-completion events. It is anticipated that, in the event of a claim, the group may be able to recover funds from its insurers, although this will depend on the circumstances of the incident giving rise to the claim under the indemnity.

The carrying value of the guarantees discussed above has been £nil for the past three fiscal years.

Inflation
Inflation affects revenues, operating expenses and interest charges. However, the impact of inflation has not had a material effect on the group’s operating results during the year.

Summary
Management has reviewed the business plan and considers that the group has sufficient liquidity to meet the anticipated financial commitments for the next twelve months. In total, at 31 March 2005, committed facilities of £773.4 million expiring in more than one year, which, together with cash and short-term investments of £861.3 million and undrawn funding from the European Investment Bank of £200 million, provides substantial pre-funding for the group.

ACCOUNTING ISSUES
INTERNATIONAL FINANCIAL REPORTING STANDARDS
From 1 April 2005, the group will be required to comply with International Financial Reporting Standards (IFRS) endorsed for use in the European Union. The first financial information to be reported by the group in accordance with IFRS will be for the six months ending 30 September 2005.

The most significant areas of impact of IFRS for the group’s reported results are detailed below. However, this is not intended to represent an exhaustive list of differences. Any new standards or interpretations issued by the International Accounting Standards Board (IASB) will be assessed and considered by the group on an individual basis.

•	Fixed asset accounting – the most significant impact of IAS 16 for the group relates to the accounting for infrastructure assets within United Utilities Water. The paragraphs within FRS 15 that specifically permit renewals accounting are not present within IAS 16. Therefore, it will be necessary to assess the number of segments within the water infrastructure network and, for each, determine a useful life and residual value so as to depreciate the segments individually. Furthermore, the classification between operating expenditure and capitalised costs of amounts spent to maintain the network will also be reassessed under the new standard.

Since the net book value of the infrastructure network was determined using an accounting policy not compliant with IFRS, it will be necessary to establish a deemed cost for the opening balance sheet value of the infrastructure network by reference to the fair value at the date of transition (in accordance with IFRS 1, ‘First-time Adoption of International Financial Reporting Standards’).

•	Pensions – under SSAP 24, any pension scheme surplus or deficit identified at the most recent actuarial valuation is recognised gradually through the profit and loss account over the average expected future working lifetime of current employees. Under IAS 19, any legal and constructive obligation for post employment benefit plans must be immediately recognised as an asset or

United Utilities Annual Report & Accounts 2005	25

Back to Contents

Operating and financial review
Operating and financial performance review continued

liability on the balance sheet.

•	Financial instruments – all derivative instruments, which under UK GAAP represent off balance sheet instruments, are to be carried at fair value within the balance sheet under IAS 39. Each year, the movement in fair value of the derivatives is recognised in the income statement. An election is provided within IAS 39 such that, where an ‘effective’ hedge relationship can be demonstrated between a derivative instrument and an underlying item of debt, the carrying value of the debt item will be adjusted to reflect the risks being hedged. When presented in this way, the movement in debt should theoretically offset the movement in derivatives; reducing the volatility within the income statement. However, any ineffective portions of such hedges are recognised immediately within the income statement. In the absence of any hedge relationships, debt is held at amortised cost, with any movements in the fair value of derivatives therefore potentially introducing significant volatility to the income statement.

The group has elected to apply IAS 39 in relation to financial instruments from 1 April 2005, thereby taking advantage of the exemption afforded by the standard from its application to 2005 results when presented in accordance with IFRS.

•	Deferred tax – unlike UK GAAP, IAS 12 does not permit discounting of the deferred tax provision.

CRITICAL ACCOUNTING POLICIES
The group prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United Kingdom and reconciles its net income, shareholders’ equity and financial position to US GAAP, as shown in the summary of differences between UK and US GAAP in note 37 of the consolidated financial statements. As such, the group is required to make certain estimates, judgements and assumptions that it believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented.

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

Carrying value of long-lived assets
The group’s accounting policy for tangible fixed assets is detailed in note 1(g) of the consolidated financial statements. The carrying value of tangible fixed assets under UK GAAP as at 31 March 2005 was £8,234.9 million. Additions to tangible fixed assets totalled £894.3 million and the depreciation charge was £365.9 million in the year ended 31 March 2005. The estimated useful economic lives of fixed assets are based on management’s judgement and experience. When management identifies that actual useful lives differ materially from the estimates used to calculate depreciation, that charge is adjusted prospectively. Due to the significance of fixed asset investment to the group, variations between actual and estimated useful lives could impact operating results both positively and negatively, although historically, few changes to estimated useful lives have been required.

In accordance with UK and US GAAP, the group is required to evaluate the carrying values of fixed assets for impairment whenever circumstances indicate, in management’s judgement, that the carrying value of such assets may not be recoverable. An impairment review requires management to make subjective judgements concerning the cash flows, growth rates and discount rates of the income generating units under review. In the year ended 31 March 2003, the group reviewed the carrying value of its telecommunications assets, in accordance with FRS 11, ‘Impairment of Fixed Assets and Goodwill’, under UK GAAP. Based on an assumed pre-tax nominal weighted average cost of capital of 16 per cent, and a long-term real growth rate of 2.25 per cent, an adjustment to value of £25.5 million was made representing £14.6 million tangible assets, £8.6 million definite-lived intangible assets and £2.3 million goodwill. Under US GAAP, there was no indication of impairment of tangible or definite-lived intangible assets in the telecommunications business on an undiscounted cash flow basis in accordance with Statement of Financial Accounting Standard (‘SFAS’) 144, ‘Accounting for Impairment or Disposal of Long-Lived Assets’. Furthermore, under SFAS 142, ‘Goodwill and Other Intangible Assets’, there was no impairment for goodwill. Therefore a reconciling item is recorded as discussed in note 37(g) of the summary of differences between UK and US GAAP.

Renewals accounting
Under UK GAAP, the depreciation charge for infrastructure assets is the estimated level of annual expenditure required to maintain the operating capability of the network which is based on the group’s asset management plan, which has been certified by Halcrow Management Sciences Limited, an independent infrastructure management consultant approved by Ofwat. Variations between actual infrastructure spend and estimated spend are included in the balance sheet, with the principle being to ‘equalise’ the effect of annual spend variations on the charge to the profit and loss account. Therefore, the independently certified asset management plan has an impact on the group’s operating profit and changes in the plan assumptions could give rise to a different operating profit. These assumptions include judgements relating to the condition and performance of infrastructure assets. Under US GAAP, the depreciation charge reflects actual expenditure in the year and therefore, as discussed in note 37(b) in the summary of differences between UK and US GAAP, a reconciling item is recorded.

Deferred tax
The group accounts for deferred tax on a discounted basis, as permitted by UK GAAP. The deferred tax provision under UK GAAP as at 31 March 2005 is £395.2 million. The balance sheet provision is discounted using the rate of interest at the balance sheet date on UK gilts with similar maturity dates and currencies to those of the deferred tax assets and liabilities. Therefore, the group uses 15+ years’ UK gilt rate to reflect the long-life nature of infrastructure and operational assets. An increase or decrease in applicable discount rates of 0.1 per cent would change the balance sheet provision at 31 March 2005 by approximately £9 million and the tax charge, for the year then ended, by the same amount. Discounting is not permitted under US GAAP and therefore, as discussed in note 37(m) in the summary of differences between UK and US GAAP, a reconciling item is recorded for the discounting impact. A deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of available evidence, it is regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. Changes to management’s view of the recoverability of deferred tax assets could give rise to different tax charges.

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

26	United Utilities Annual Report & Accounts 2005

Back to Contents

between the date of the last meter reading and the year end. Meters are read on a cyclical basis and the group recognises revenue for unbilled amounts based on estimated usage from the last billing through to the end of the financial year. The estimated usage is based on historic data, judgement and assumptions; actual results could differ from these estimates, which would result in operating revenues being adjusted in the period that the revision to the estimates is determined. For customers who do not have a meter, the receivable billed is dependent upon the rateable value of the property, as assessed by an independent rating officer.

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

Under US GAAP, the group recognises revenue when (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured. This difference in approach results in reconciling items for revenue and profit recognition, as further discussed in note 37(k) in the summary of differences between UK and US GAAP in the consolidated financial statements. Under both UK and US GAAP, performance-based revenues are recognised only to the extent that the revenues are prudently considered to have been earned at the reporting date.

A breakdown of revenues by activity and geographic region is contained in note 2 to the consolidated financial statements.

Provision for doubtful debts
At each balance sheet date, United Utilities and each of its subsidiaries evaluate the collectability of trade debtors and record provisions for doubtful debts based on experience. These provisions are based on, amongst other things, comparisons of the relative age of accounts and consideration of actual write off history. The actual level of debt collected may differ from the estimated levels of recovery, which could impact operating results positively or negatively. As at 31 March 2005, the group’s gross trade debtors were £320.4 million and the provision for doubtful debts was £127.2 million.

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

Goodwill
The group records all assets and liabilities acquired in purchase acquisitions, including goodwill, at fair value as required by UK and US GAAP. Under UK GAAP, goodwill is amortised to nil by equal annual instalments over the estimated useful life, generally not exceeding 20 years. Goodwill is assessed for impairment whenever events or circumstances might indicate that it may be impaired. As at 31 March 2005, the net book value of goodwill under UK GAAP was £124.5 million (including goodwill related to joint ventures within fixed asset investments) and the amortisation charge for the year then ended was £16.2 million. Under US GAAP, goodwill is not amortised but is subject, at a minimum, to annual tests for impairment. The initial goodwill recorded and subsequent impairment analyses require management to make subjective judgements concerning the fair value of reporting units. Estimates of fair value are consistent with market information and the group’s plans and forecasts. Under US GAAP, the carrying value of goodwill as at 31 March 2005 was £1,029.2 million. This is substantially higher than that reported under UK GAAP due to a significant amount of goodwill written off directly to reserves under UK GAAP prior to the adoption of FRS 10.

Pensions
The group operates two defined benefit schemes, one of which has a defined contribution section, which are independent of the group’s finances. Actuarial valuations of the schemes are carried out as determined by the trustees at intervals of not more than three years. Under UK GAAP, the pension cost under SSAP 24 is assessed in accordance with the advice of a firm of actuaries based on the latest actuarial valuation and assumptions determined by the actuary and consists of a regular cost and variations. The assumptions are based on information supplied to the actuary by the company, supplemented by discussions between the actuary and management. The assumptions are disclosed in note 26 of the consolidated financial statements. Under US GAAP, actuarial determinations are required on an annual basis. Additionally a different method of calculating the pension cost is required and therefore a reconciling item is recorded as discussed in note 37(a) in the summary of differences between UK and US GAAP in the consolidated financial statements. Both UK and US GAAP operating results are affected by the actuarial assumptions used. These assumptions include investment returns on the schemes’ assets, discount rates, pay growth and increases to pensions in payment and deferred pensions and may differ from actual results due to changing market and economic conditions and longer or shorter lives of participants. Under UK GAAP, changes to these assumptions do not necessarily give rise to different operating results until the next actuarial review is performed as the regular cost represents a reasonably stable percentage of pensionable payroll and variations are generally spread over the expected remaining service lives of current employees in the scheme. Changes to these assumptions under US GAAP could give rise to

United Utilities Annual Report & Accounts 2005	27

Back to Contents

Operating and financial review
Operating and financial performance review continued

different operating results.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
From 1 April 2005, the group will be required to comply with IFRS endorsed for use in the European Union. Further details are provided on page 25.

Recent US accounting pronouncements
FASB Statement No. 151 (‘SFAS 151’), ‘Inventory Costs’, issued in November 2004, provides guidance for accounting for abnormal amounts of idle facility expense, freight handling costs and spoilage and allocation of fixed production overhead. This accounting standard is applicable for accounting periods beginning after 15 June 2005 and will be adopted by the group from 1 April 2006. Adoption of SFAS 151 is not expected to have a material impact on the consolidated financial position, results of operations or cash flows.

FASB Statement No 152 (‘SFAS 152’), ‘Accounting for Real Estate Time-Sharing Transactions’, issued in December 2004, amends existing standards SFAS 66 ‘Accounting for Sales of Real Estate’ and SFAS 67 ‘Accounting for Costs and Initial Rental Operations of Real Estate Projects’ to make them consistent with AICPA Statement of Position 04-2, ‘Accounting for Real Estate TimeSharing Transactions’. This accounting standard is applicable for accounting periods beginning after 15 June 2005 and will be adopted by the group from 1 April 2006. Adoption of SFAS 152 is not expected to have a material impact on the consolidated financial position, results of operations or cash flows.

FASB Statement No. 153 (‘SFAS 153’), ‘Exchange of Nonmonetary Assets’, issued in December 2004, is part of the IFRS convergence project. SFAS 153 edits the list of exceptions to entities required to prepare accounts on a non-going concern basis. This accounting standard is applicable for accounting periods beginning after 15 June 2005 and will be adopted by the group from 1 April 2006. Adoption of SFAS 153 is not expected to have a material impact on the consolidated financial position, results of operations or cash flows.

FASB Statement No. 123 Revised (‘SFAS 123R’), ‘Share-Based Payment’, issued in December 2004, requires compensation costs related to share-based payment transactions to be recognised in the financial statements. Previously, a choice existed under US GAAP to account for these transactions either under APB 25, ‘Accounting for Stock Issued to Employees’ or SFAS 123, ‘Share-Based payment’. This accounting standard will be adopted by the group from 1 April 2006. The group has not determined the effect, if any, of SFAS 123R, on the group’s financial position, results of operations or cash flows.

FASB Interpretation No. 47 (‘FIN 47’), ‘Accounting for Conditional Asset Retirement Obligations’, issued in March 2005, clarifies the term ‘conditional asset retirement obligation’ as used in FASB Statement No. 143 (‘SFAS 143’), ‘Accounting for Asset Retirement Obligations’ and when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This interpretation will be effective as of 1 April 2005. The group has not determined the effect, if any, of FIN 47, on the group’s financial position, results of operations or cash flows.

RESEARCH AND DEVELOPMENT
United Utilities undertakes research primarily to provide improved standards of service to customers, together with continuing improvements in business efficiency. The group’s intention is to strengthen its understanding of science and technology in relation to its range of wastewater and water treatment processes, in order to ensure that treatment plants are able to meet the required current and future standards. It also aims to develop new solutions for areas of its business (for example, looking at new processes to render waste materials inert and to turn them into saleable products). New methods are being investigated to determine the condition of assets, and ways in which to improve maintenance methodologies to ensure the delivery of consistent satisfactory performance and the maximisation of asset life. Work to support the growth in connection of distributed electricity generation plant to the group’s electricity distribution network is being pursued through a number of collaborative partnerships. Research is also undertaken into current practices, for example in relation to health concerns relating to drinking water standards.

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

Research and development expenditure by the group was £0.8 million in the year ended 31 March 2005 (2004: £0.8 million, 2003: £0.8 million).

Patent portfolio management
The company acquires patents in order to protect those ideas and inventions which it intends to exploit commercially. Patents are maintained for up to 20 years.

There are currently 20 inventions that have patents awarded in several jurisdictions. During the year ended 31 March 2005, these 20 active patents generated 28 patent renewals in 11 countries.

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

SIGNIFICANT CHANGES
Management is not aware of any significant changes in the financial position of the company since 31 March 2005.

28	United Utilities Annual Report & Accounts 2005

Back to Contents

Operating and financial review
Risk management

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

RISK FACTORS
In addition to the risks identified in other information included in this report, investors should consider the risks detailed in this section. There may be additional risks that the group does not currently know of, or that are currently deemed immaterial based on information currently available. The group’s business, financial condition or results of operations could be materially affected by any of these risks, resulting in a decline in the trading price of the group’s ordinary and A shares or ADSs. The group operates an internal control system to evaluate and manage risks as described in the section ‘Internal control’ on page 51.

Turnover of the group’s regulated businesses is substantially influenced by regulators, which could adversely affect profitability
The turnover and profitability of the group’s water, wastewater and electricity distribution businesses (the regulated businesses) are substantially influenced by price limits established every five years by the respective regulators. Price reviews for the regulated businesses covering the five-year period commencing on 1 April 2005 were determined by the electricity regulator in November 2004 and by the water regulator in December 2004. The group has accepted both of these determinations and not exercised its right to appeal adverse price determinations to the Competition Commission.

An adverse price determination may occur as a result of a number of factors, including an inadequate allowed cost of capital or regulatory assumptions concerning operating expenses, required capital expenditure and revenue forecasts proving not to be realistic.

Scope to re-open these price controls within the charging period is limited. In the case of the water and wastewater business, there are provisions for interim determinations of K (‘IDoK’) and the application of the ‘shipwreck’ clause. There is no equivalent provision that allows for the re-opening of electricity distribution price limits, although specific re-opening provisions have been made, with effect from 1 April 2005, in relation to uncertain costs associated with specified provisions of the Electricity Safety, Quality and Continuity Regulations 2002 (or amending/replacement regulations), the New Roads and Street Works Act 1991 and the Traffic Management Act 2004.

Failure to deliver the capital investment programmes could adversely affect profitability
United Utilities’ regulated businesses require significant capital expenditure for additions to, or replacement of, plant and equipment for their wastewater, water and electricity distribution facilities and networks. The price limits set by the respective regulators take into account the level of capital expenditure expected to be incurred during the relevant five-year price review period and the associated funding costs. Historically, the group has financed the expenditures from cash flows from operations and from debt financing. During the year ended 31 March 2004, the group announced a two-stage rights issue which raised £501.2 million (net of costs) from the first stage. The second stage, due in June 2005, is expected to raise a further £510 million (gross). However, there can be no assurance that cash flows from operations will not decline, or that the second stage of the rights issue will give rise to the expected cash inflow, or that additional debt financing or other sources of capital will be available to meet these requirements.

If the group is unable to deliver the capital programme at expected expenditure levels or is unable to secure the expected capital efficiencies associated with the capital programme or the programme falls behind schedule for other reasons, the group’s profitability may suffer. The regulators may factor such failure into future price reviews. In addition, the group’s ability to meet regulatory and environmental performance standards could be adversely affected by such failure, which may result in fines or other sanctions.

The group is currently in dialogue with Ofwat and the Environment Agency in relation to the scope of works required in order to complete that part of its capital programme for the last charging period (i.e. 2000-2005) which related to limiting pollution from storm water overflows (referred to by the Environment Agency as ‘Unsatisfactory Intermittent Discharges’ (‘UIDs’)). This means that some of these works are being delayed until the required scope is determined. Once the cost of the scope of works is finally determined, it may be more than the amounts that have been allowed for by Ofwat in the 1999 and 2004 price reviews. In such cases the company will seek to process the resulting changes through Ofwat’s protocol for dealing with changes to the regulatory contract (the ‘change protocol’). In respect of those UIDs which were the subject of the company’s 2003 interim determination, Ofwat has stated that additional costs of completing these works will be recoverable through future price reviews provided that they meet Ofwat’s conditions for recovery under the change protocol. In respect of the UIDs which were not dealt with in the 2003 interim determination, Ofwat has given a similar confirmation in relation to those which the company considers present the greatest risk of significantly exceeding the costs assumed in the 1999 price review. The group cannot be certain, however, that all these additional costs will be recoverable on this basis and will not adversely affect its profitability or financial position.

Failure to deliver operational performance or cost savings implicit in the regulatory reviews could adversely affect profitability
Operating cost savings to be achieved during the current five-year regulatory period are implicit in the regulatory reviews. To assist the achievement of these operating cost savings a business change programme is underway. If the operating cost savings are not achieved, or the business change programme is not delivered, then the group’s profitability would suffer. Similarly, if operational

United Utilities Annual Report & Accounts 2005	29

Back to Contents

Operating and financial review
Risk management continued

performance were to deteriorate, this may be reflected by less favourable outcomes from future price reviews and the group’s profitability would suffer.

Environmental regulations could increase the group’s costs and adversely affect profitability
Various government environmental protection and health and safety laws and regulations govern United Utilities’ wastewater, water and electricity distribution businesses. These laws and regulations establish, amongst other things, standards for drinking water, discharges into the environment and quality of electricity supply, which affect the group’s operations. In addition, the group is required to obtain various environmental permissions from regulatory agencies for its operations. The group endeavours to comply with all regulatory standards. However, historically the group has not been in total compliance and cannot guarantee in the future that it will be in total compliance at all times with these laws and regulations. On some of the occasions that the group has failed to comply, it has been fined or otherwise sanctioned by the regulators.

Environmental laws and regulations are complex and change frequently. These laws, and their enforcement, have tended to become more stringent over time. While management believes it has taken into account the future capital and operating expenditures necessary to achieve and maintain compliance with current and known future changes in laws and regulations, it is possible that new or stricter standards could be imposed, or current interpretation of existing legislation amended, which will increase the group’s operating costs by requiring changes or modifications to the assets in order to comply with any new environmental laws and regulations. Although these costs may be recoverable in part through the regulatory process of setting appropriate future price limits, there can be no assurance of this. Therefore, the group cannot guarantee that the costs of complying with, or discharging its liabilities under, current and future environmental and health and safety laws will not adversely affect its profitability or financial position.

Service interruptions or contamination to water supplies could adversely affect profitability
In addition to the capital investment programmes, United Utilities’ regulated businesses control and operate water, wastewater and electricity networks and undertake maintenance of the associated assets with the objective of providing a continuous service. Historically, there have been interruptions to the supply of services such as the incident in January 2005 affecting Cumbria and Lancashire in north west England, whereby a storm severely damaged the electricity network supply to 250,000 customers, but the majority of interruptions relate to minor issues that are rectified promptly. However, the failure of a key asset could cause a more significant interruption to the supply of services (in terms of duration or number of customers affected), which may have an adverse effect on the group’s operating results or financial position.

Water supplies may be subject to contamination, including contamination from the development of naturally occurring compounds and pollution resulting from man-made sources. In the event that United Utilities’ water supply is contaminated and it is unable to substitute water supply from an uncontaminated water source, or to treat adequately the contaminated water source in a cost-effective manner, there may be an adverse effect on its operating results or financial position. The group could also be held liable for human exposure to hazardous substances in its water supplies or other environmental damage.

It is possible that some of the costs associated with service interruptions or contaminations may be partly recoverable through the shipwreck clause or future price reviews. The group maintains insurance policies in relation to legal liabilities likely to be associated with these risks, although there can be no assurance that all costs of any such claims would be covered or that coverage will continue to be available in the future.

Non-recovery of customer debt could adversely affect profitability
United Utilities North West manages the billing, cash collection and debt management activities for 3.1 million domestic and business wastewater and water customers. The Water Industry Act 1991 (as amended by the Water Industry Act 1999) prohibits the disconnection of a water supply for non-payment and the limiting of a supply with the intention of enforcing payment for certain premises including domestic dwellings. Non-recovery of debt is therefore a risk to the group and may cause the group’s profitability to suffer, although allowance is made by the water regulator in the price limits at each price review for a proportion of debt deemed to be irrecoverable. In addition, the group can also request a re-setting of its price limits through an IDoK during a review period when costs or savings arising from changes in certain regulatory assumptions (including as to the level of non-recoverable debt) are material, although there can be no guarantee that an IDoK application will be successful. Although new and existing strategies continue to be implemented to reduce cash collection risks, including targeted summonsing, there can be no assurance that the group will not suffer losses from the group’s inability to recover its debts fully.

Rapid growth in the business process outsourcing and infrastructure management sectors exposes the group to execution risk, which could adversely affect profitability
Through Vertex, the group’s activities in business process outsourcing are expanding into new markets and territories and achieving increased segmental operating profits (2005: £26.4 million; 2004: £25.1 million; 2003: £18.8 million) and increased sales external to the group (2005: £308 million; 2004: £281 million; 2003: £220 million). The infrastructure management business, United Utilities Contract Solutions, is also expanding into new markets. The delivery of contracts, both existing and future, will be achieved by exploiting the group’s core infrastructure management and business process outsourcing skills. In addition, Vertex has significantly expanded its operations into financial services with the recent acquisition of Marlborough Stirling plc. This rapid growth exposes these businesses to new business and transaction risks and, potentially, the risk of overtrading, whereby the businesses are unable to operate all their contracts to the standard required by their clients due to a lack of resources and suitably qualified personnel. Overtrading could lead to a loss of customers which, in turn, may cause profitability to suffer.

Deficits in pension schemes may require the group to make additional contributions to the scheme which would reduce profitability
The group participates in a number of pension schemes, principally in the UK. The principal schemes are funded defined benefit schemes and the assets of the schemes are held in trust funds independent of group finances. As a consequence of improved life expectancy, together with the downturn in the equity markets and lower interest rates, the schemes were estimated to have a combined post-tax deficit of £55.7 million as at 31 March 2005, compared to a post-tax deficit of £264.4 million at 31 March 2004 and of £298.1 million at 31 March 2003. The group increased pension contribution rates to the United Utilities Pension Scheme and the United Utilities Group of the Electricity Supply Pension Scheme in 2003/04 and the results of the full actuarial valuation resulted in further increases being required to the United Utilities Pension Scheme and the United Utilities Group of the Electricity Supply Pension Scheme from 1 April 2005. A one-off lump sum contribution of £320 million was made on 31 March 2005. This contribution was calculated to equal the capitalised value of the group’s funding obligations to the schemes for the next five years (based on the actuarial valuation as at 31 March 2004) and represents advance payment of certain employer contributions which would have been made to the schemes during that period. The group, however, continues to monitor the funding of the schemes and cannot guarantee that during the next five years further contributions will not be required to eliminate continuing shortfalls in the schemes. This may adversely affect the financial position of the group. Should long-term investment returns remain lower than the rate assumed by the actuaries in their pension scheme valuations, or interest rates reduce further leading to an

30	United Utilities Annual Report & Accounts 2005

Back to Contents

increased deficit, the profitability of the group may be further adversely affected and the group required to increase its contributions to eliminate this under-funding. Currently, anticipated future pensions contributions and a proportion of existing pension scheme deficits, are recoverable through the price limits established by the regulators.

Weak conditions in the telecommunications industry could continue and cause further losses in the group’s telecommunications business
Your Communications continues to incur losses on an annual basis. There is a risk that the over-capacity in the telecommunications market may continue to impose price pressures for some time, leading to operating losses being incurred in the medium term.

LITIGATION
NOSS Consortium (‘NOSS’), of which North West Water International Limited (‘NWWIL’), a wholly owned subsidiary of the company, is a member and the sole remaining active participant, is party to arbitration proceedings in Thailand in relation to a design and construction contract dated 1 November 1993 between NOSS and the Bangkok Metropolitan Administration (‘BMA’) to build a wastewater treatment plant and network in central Bangkok. Following disagreements with the engineer and a dispute with BMA, NOSS rescinded the contract and in November 1997 served a notice under Section 387 of the Thai Civil and Commercial Code on the BMA. In March 1998, NOSS terminated the contract and served notice of arbitration. NOSS has total claims against the BMA of approximately 6 billion Baht (approximately £83 million). The BMA has counter-claimed for approximately 3.2 billion Baht (approximately £44 million). Arbitrators have been appointed by each party, but the arbitration process has stalled following the arbitrators’ failure to agree on the appointment of a third arbitrator. NOSS will continue to monitor the situation but, presently no hearings are scheduled.

Save as stated above, neither the company nor any member of its group is, or has been, involved in any legal or arbitration proceedings nor, as far as the Directors are aware, are any such proceedings pending or threatened by or against any member of the group which may have, or have had within the previous 12 months a significant effect on the group’s financial position.

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

United Utilities Annual Report & Accounts 2005	31

Back to Contents

Operating and financial review
Corporate responsibility

The group believes that being responsible in the way it conducts its operations makes sound business sense. Active management of its key environmental, social and economic impacts helps the group work in a way that is ethical and balances the needs of all of its stakeholders. It enables the group to reduce risk, identify business opportunities, provide stability in its markets, protect resources, make savings, improve performance and build trust and understanding.

CODE OF ETHICS
The company has adopted a set of business principles which comply with the SEC’s definition of a code of ethics. The company will continue to develop them in line with best practice. A copy of the ‘Business Principles’ booklet is available by mail free upon request from the company secretary, United Utilities PLC, Dawson House, Great Sankey, Warrington, Cheshire, England, WA5 3LW or may be viewed online at www.unitedutilities.com.

OUR APPROACH
The Business Principles guide the way the group manages its activities and its relationships with stakeholders and set the context for the group’s approach to corporate responsibility.

Two complementary strands to this approach – corporate social responsibility (CSR) and sustainable development (SD) – are now integrated within the businesses and managed together. The group’s corporate responsibility policies are considered as part of the business planning process and environmental performance is a personal objective for each member of the Executive Leadership Team.

The focus of the group’s programmes is determined by identifying and prioritising its impacts and opportunities. An important part of the approach is stakeholder consultation. This provides understanding of the interests and priorities of the different groups of people who are affected by the group’s activities. Engagement with such groups through various means provides an appreciation of the areas of the group’s business that are material to them. This helps the group to target where it should place most emphasis in its internal programmes and, in turn, drives the reporting process.

Formal management systems cover many of the group’s impact areas, including environment, health and safety and quality. Where appropriate, formal certification of these systems is sought. This year, United Utilities North West’s business management system gained ISO 14001 accreditation. The majority of the group’s infrastructure management operations are now accredited to the ISO 14001 standard.

Benchmark exercises help to track performance, drive continual improvement and seek out best practice.

KEY IMPACT AREAS
Environment
The group continues to manage its impact on the environment and, where possible, enhance it through the implementation of its sustainable development plans and other environmental objectives.

The group’s most significant environmental impact in recent years has been the contribution made to cleaning up the north west’s rivers and coastal waters through sustained investment in the wastewater network. 36 of the region’s 37 bathing waters now meet strict EU standards. The region’s rivers are cleaner than at any time in the last century.

Key areas of environmental interest for stakeholders are drinking water quality, climate change and sustainable energy; compliance with legislation and waste minimisation/recycling. Although the group’s major capital investment programmes bring big environmental benefits, projects still have to be managed sensitively to limit any adverse environmental impact during construction. The group also looks for opportunities to make investments more sustainable. For example, in upgrading the treatment works at Franklaw, Lancashire, we were able to install a 1MW hydroelectric scheme which offsets carbon emissions.

Community
The group has identified three focus areas for community activity: environment, social inclusion and education and training and has developed strategic partnerships with organisations active in these areas – Groundwork, the Prince’s Trust and Young Enterprise respectively. Key topics of community interest for stakeholders are environmental education, job creation and unemployment, consideration for neighbours, access and recreation. During the year, a three-year partnership was announced with Liverpool Capital of Culture 2008.

Marketplace
Customers and suppliers/contractors are two of our key stakeholder groups. The group has 3.1 million customers in north west England and well over 30,000 suppliers. Key areas of interest for these stakeholders are standards of service, charging policy, the capital investment programme and business ethics. Environmental criteria are taken into consideration when appointing suppliers, and payments for some major contractors are now linked to environmental and health and safety performance.

Vertex’s partnership with Westminster City Council has helped it win the Council of the Year accolade in the national Local Government Chronicle awards in March 2005. The partnership was also highly commended in the category of Public/Private Partnership of the Year.

The group’s regulated businesses liaise with local authorities and residents’ groups to ensure that any disruption to local communities during capital improvement works is minimised.

Workplace
United Utilities values its employees. They are a key asset. Areas of interest for employees are work/life balance, health and safety, skills and job training and pensions.

The group’s health and safety strategy continues to develop. External recognition was achieved both for performance and the quality of reporting. During the year, the group secured a RoSPA Gold Award for its approach to health and safety and its facilities management and telecommunications companies gained certification to OSHAS 18001. Days lost through accidents at work fell again during the year from 2,173 in the previous year to 1,931 in 2004/05.

More information on the group’s stakeholder approach, identification of key impact areas and detailed information, performance data and discussion can be found within the stakeholder report, or on the group’s web site at www.unitedutilities.com.

Performance highlights
During the year, United Utilities has made progress in both the Business in the Community Corporate Responsibility and Business in the Environment indices. It was ranked equal ninth in the Corporate Responsibility Index and remains in the Premier League of the Environment index.

The group’s approach is also recognised through its inclusion in the STOXX Sustainability Indices, the FTSE4Good index (at global, European and UK levels) and by its B2 rating in Morley’s Sustainability Matrix.

32	United Utilities Annual Report & Accounts 2005

Back to Contents

Governance
Directors and senior managers

The business of the company is managed by the board of directors. There are no family relationships between any of the directors or senior managers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of the persons referred to below was selected as a director or member of senior management.

Reappointment of directors
The company’s constitution (the ‘articles of association’) provides that a director appointed by the board must retire at the annual general meeting of the company next following such appointment. David Jones and Nick Salmon were appointed as additional non-executive directors by the board on 27 January 2005 and 4 April 2005 respectively and Tom Drury was appointed as an additional executive director on 9 May 2005. All three are therefore retiring and offering themselves for appointment at the 2005 annual general meeting.

In addition, the articles of association provide that if at the start of business on the date of the notice convening that annual general meeting, a director has served for a continuous period of nine years he must retire and may offer himself for reappointment. Sir Peter Middleton will have completed over nine years service at the date of notice and is therefore retiring and offering himself for reappointment at the 2005 annual general meeting.

The articles of association also state that a director must retire at the third annual general meeting following his or her last appointment. Andrew Pinder and Norman Broadhurst were last appointed at the annual general meeting held in 2002 and are therefore retiring and are offering themselves for reappointment at the 2005 annual general meeting.

John Seed, having completed nine years of service, will stand down at the annual general meeting in 2005 and will not seek reappointment.

EXECUTIVE DIRECTORS
John Roberts, CBE (age 59) – Chief executive
John Roberts joined the board as chief executive on 1 September 1999. He is a non-executive director of Volex Plc and chairman of the Merseyside Private Sector Group, MIDAS (Manchester Inward Development Agency Services) and the North West Business Leadership Team. He is also on the board of the Mersey Partnership and is a member of the University of Liverpool’s Council. John joined Manweb in 1967 upon graduation from Liverpool University. He was appointed finance director in 1984 and became chief executive in 1992. He left Manweb in 1995, following the company’s takeover by Scottish Power, and spent some time as a freelance consultant in the sector. He joined Hyder plc in 1996, initially as chief executive of South Wales Electricity and then as chief executive of Hyder Utilities from 1997. He has been president of the Electricity Association, chairman of the Electricity Pensions Trustee Limited, a member of the CBI Wales Council and a member of the Royal Commission on Environmental Pollution.

Simon Batey (age 51) – Group finance director
Simon Batey joined the board as group finance director on 1 April 2000. He had previously been group finance director of AMEC PLC from 1992 and prior to that deputy finance director. He was closely involved in the reshaping of that group through a number of major investments and disposals and the development of its policy towards private finance initiatives. He also served on the boards of Fairclough Homes Group Limited and the major French electrical contractor SPIE SA. He is also a non-executive director of Arriva plc. After graduating from Oxford University, Simon joined Armitage & Norton (now part of KPMG) where he trained and qualified as a chartered accountant, and worked in a number of management posts.

Charlie Cornish (age 45) – Managing director, United Utilities North West
Charlie Cornish is responsible for the group’s regulated asset management business. He joined the group in January 2004 and was formally appointed to the board on 27 January 2004. After graduating from Strathclyde University, he worked for British Aerospace, Plessey Telecommunications and Associated British Foods and also served as an executive director of NHS trusts. In 1998, he joined the West of Scotland Water Authority as HR director and was involved with major change programmes. He went on to become its customer services director and later chief executive. He joined Thames Water in 2002 as global business performance director, working across Europe, Asia/Pacific and the Americas eventually becoming chief operating officer with Thames Water UK and Ireland with responsibility for service delivery, including operations and capital programmes. He is chairman of Young Enterprise North West and a director of Young Enterprise UK.

Tom Drury (age 43) – Managing director, Vertex
Tom Drury joined the board as an executive director on 9 May 2005. He began his career with PricewaterhouseCoopers and became a management consultant, specialising in financial management, activity based costing and business planning. He joined United Utilities Water in 1991 and became finance director in 1992. He moved to Vertex as managing director when it was set up in 1996 and has successfully guided the company from being essentially an in-house provider of customer management services to its current position as one of the UK’s largest providers of business process outsourcing.

Gordon Waters (age 57) – Managing director, United Utilities Contract Solutions
Gordon Waters is responsible for the group’s infrastructure management business. He joined the group in 1996, and was appointed to the board on 1 June 1997. A qualified civil engineer and structural engineer, he graduated from the City University London in 1969. He joined a major UK consulting engineering practice before working for a number of major UK construction companies. From 1987 to 1996, he worked for Tarmac Construction Limited, becoming managing director of the civil engineering division in 1992, and joining the board of Tarmac Construction Limited in 1993. He was responsible for all their major projects and regional civil engineering companies and specialist companies both in the UK and overseas. He is a non-executive director of The Carbon Trust.

NON-EXECUTIVE DIRECTORS
Sir Richard Evans (age 62) – Chairman
Sir Richard Evans was appointed a non-executive director on 1 September 1997 and chairman in January 2001. Born in the north west of England, he joined the Ministry of Transport and Civil Aviation in 1960 and, shortly afterwards, moved into the then newly-formed Ministry of Technology. In 1969, he joined the Military Aircraft Division of British Aircraft Corporation (BAC). In 1978, he was promoted to commercial director of what had then become the Warton Division of British Aerospace (BAe). In January 1983, he was appointed deputy managing director for BAe Warton and was appointed deputy managing director of the newly formed British Aerospace Military Aircraft Division in 1986. In January 1987, he was appointed to the board of British Aerospace plc as marketing director and became chief executive in 1990. He was a director of the programme management companies for the Anglo/French Jaguar aircraft and for the Anglo/German/Italian Tornado aircraft and a director of the Airbus company. He was appointed chairman of British Aerospace plc (now BAE Systems plc) in May 1998, a post from which he retired in July 2004, after more than 30 years with the company (and its predecessors). He was also a non-executive director of NatWest plc from 1998 to 2000.

Norman Broadhurst (age 63) – Chairman of the audit committee
Norman Broadhurst was appointed as a non-executive director on 1 April 1999 and is chairman of the audit committee. He is currently chairman of Chloride Group plc and Freightliner Ltd. He is also a non-executive director of Cattles plc, Old Mutual plc and Tomkins plc. He was group finance director of Railtrack plc from 1994 to 2000.

United Utilities Annual Report & Accounts 2005	33

Back to Contents

Governance
Directors and senior managers continued

David Jones, CBE (age 63) – Non-executive director
David Jones CBE was appointed as a non-executive director on 3 January 2005. He is currently chairman of UK Coal PLC and is also chairman of Teesside Power Ltd. He was the group chief executive of The National Grid Company plc from 1994 to 2001 taking National Grid to the stock market and leading it successfully through an extensive business transformation programme. Prior to that, he was chief executive of South Wales Electricity, having previously held senior engineering, commercial and management posts on the South Western and Midlands Electricity Boards.

Sir Peter Middleton (age 71) – Deputy chairman and senior independent non-executive director
Sir Peter Middleton joined the board as a non-executive director in January 1994. He is chairman of Camelot Group plc, the operator of the National Lottery, president of the British Bankers Association, chairman of the Barclays Group Asia Pacific Advisory Committee, chairman of the Centre for Effective Dispute Resolution, chancellor of the University of Sheffield a member of the International Advisory Panel of the Monetary Authority of Singapore, on the board of the National Institute of Economic and Social Research and a member of the Advisory Boards of Marsh McLennan Companies, Financial Dynamics and Sistema. After National Service, he joined HM Treasury where he had a long and distinguished career spanning 30 years, ultimately ascending to become permanent secretary from 1983 to 1991. Sir Peter joined Barclays in 1991 as group deputy chairman and as executive chairman of BZW, became chairman of Barclays Capital following the reorganisation of BZW in October 1997 and was group chief executive from November 1998 until October 1999. He became group chairman of Barclays Bank PLC in April 1999 and retired in August 2004.

Jane Newell, OBE (age 61) – Non-executive director
Jane Newell joined the board as a non-executive director on 1 September 1996. After 10 years as an international civil servant, she joined the Liverpool School of Tropical Medicine, and became chairman of its Council from 1995 to 1997. In 1992, she was appointed founder trustee and subsequently chairman of the Maxwell Pensioners Trust and in 1997 received the OBE for this work. She is chairman of Dixons Group Pension Scheme, an external assessor for the Home Office for promotions in the police, prison and fire services, pro-chancellor and chairman of the board of governors of London South Bank University and a Justice of the Peace. In March 2005, she stood down as chairman of the trustee companies responsible for the United Utilities’ pension schemes following her appointment as chairman of the trustee company to the Royal Mail Pension Fund, one the largest funds in the UK.

Andrew Pinder, CBE (age 58) – Non-executive director
Andrew Pinder was appointed a non-executive director on 1 September 2001. As the e-Envoy to the UK government from 2001 to 2004, he was responsible to the Prime Minister for the delivery of internet access to all British citizens and businesses. He has since joined the board of Entrust, a US based security specialist in November 2004 and he became an independent non-executive director of Spring Group plc in March 2005. Before his appointment as e-Envoy, he was a partner in a venture capital firm and carried out a number of management consultancy assignments for the British government. Previous executive leadership roles also include positions as the head of European operations and technology at Citibank, director of operations and technology at Prudential Corporation, and as director of information technology at the Office of Inland Revenue.

Nick Salmon (age 52) – Non-executive director
Nick Salmon was appointed as a non-executive director on 4 April 2005. He has been the chief executive of Cookson Group plc since 2004. From 2001 to 2004, he was executive vice president of Alstom S.A., the global energy and transport infrastructure group. As a member of the three-person executive central management team, his responsibilities included strategy, mergers and acquisitions, communications and the worldwide marketing and sales network. From 1997 to 2001 he was executive vice president of ABB Alstom Power. In his post as chief executive of Babcock International Group PLC from 1993 to 1997, he led a major restructuring exercise, resulting in the repositioning of Babcock as a focused support services company. Prior to joining Babcock, he held senior management positions at GEC and GEC Alsthom in the UK and France, and previously spent eleven years with China Light & Power Company Limited in Hong Kong.

John Seed (age 66) – Chairman of the remuneration committee
John Seed joined the board as a non-executive director in March 1996. He was formerly chief executive of South Western Electricity plc. A chartered engineer, he spent 29 years in a number of engineering and general management posts with Eastern Electricity. He was appointed deputy chairman of South Western Electricity in 1986, becoming managing director at privatisation and then chief executive in 1992. He was chairman of Great Western Assured Growth plc from 1991 to 1997, of Windelectric Limited from 1996 to 1999 and of Warren Associates Limited from 1998 to 2001. He has held a number of other non-executive directorships in the public and private sectors including Prism Rail plc, Rebus Group plc and British Smaller Companies VCT plc.

SENIOR MANAGERS
The following are the senior managers of the company who are not board directors, but are members of the executive leadership team:

Linda Booth (age 52) – Group human resources director
Linda Booth joined the group as human resources director of Your Communications Limited on 4 October 1999. She was appointed as group human resources director on 1 January 2003. She holds an external directorship and is chair of a charity in Liverpool called Create Liverpool Trading Limited which helps the long-term unemployed back into work. She is also a member of the regional council of The Prince’s Trust.

Hugh Logan (age 55) – Managing director, Your Communications
Hugh Logan joined Your Communications as its managing director in July 2000. He was previously director of sales and services at BT Cellnet where he oversaw the acquisition of Martin Dawes and managed a customer base of 3.4 million people. During a ten-year career at BT, he held a variety of senior management roles including managing director of BT Mobile, director of BT Cellnet, and managing director of BTC Lumina and DX Communications. Earlier in his career, he worked at Plessey, STC and Mercury.

Ian Priestner (age 48) – Group communications director
Ian Priestner joined the company as group communications director on 16 October 2000, having previously been head of public policy and government relations at British Gas PLC.

Tim Rayner (age 44) – Company secretary
A solicitor and previously a partner with a predecessor law firm of Addleshaw Goddard. Tim Rayner joined the group as group legal manager in 1995. He was appointed as group company secretary on 1 April 1998.

34	United Utilities Annual Report & Accounts 2005

Back to Contents

Governance
Directors’ report

Principal activities
The company is the holding company of a group which manages and operates electricity distribution, water and wastewater assets; manages infrastructure and business processes for its own and other businesses; and provides voice, basic and advanced communication services to the business customer market. A fuller description of business activities is contained within the operating and financial review on page 4. The principal subsidiary undertakings and joint ventures of the company are shown in note 14 to the consolidated financial statements.

Business review
The chairman’s statement on page 2 and the operating and financial review on pages 3 to 32 report on the group’s activities during the year and on likely future developments.

The dividend for shareholders
The directors are recommending a final dividend of 30.63 pence for each ordinary share for the year ended 31 March 2005 (15.315 pence for each A share), making a total for the year of 45.42 pence for each ordinary share (22.71 pence for each A share). Subject to shareholders approving this recommendation at the annual general meeting, the dividend will be paid on 26 August 2005 to shareholders on the register at the close of business on 10 June 2005.

The business for the annual general meeting
Details of the resolutions to be proposed at the 2005 annual general meeting are set out in the notice calling the meeting. There is also a full explanation of the resolutions in the leaflet containing the notice, enclosed with this report.

Employees
The company’s policies on employment of disabled persons and on employee involvement are contained within the operating and financial review at page 13. The policy to encourage employee involvement through provision of share schemes is discussed within the directors’ remuneration report on page 37.

Directors and senior management
The names of the present directors and their biographical details are given on pages 33 and 34 together with details of the senior managers who form part of the executive leadership team but are not full board members.

Directors’ and senior managers’ interests in shares
The directors and their immediate families had the following interests in shares as at the financial year ended 31 March 2005 and as at 1 June 2005, all of which were beneficial interests, in the company’s ordinary and A shares and options to subscribe for shares. None of the directors or senior managers hold more than one per cent of either the ordinary or the A share capitals of the company. Except as described below, none of the directors had any interest in any share capital of any other group company or in any debenture of any group company.

1. Interests in ordinary shares
As at 1 June 2005, the directors and senior managers (17 persons) of United Utilities held a total of 330,486 ordinary shares in the company representing 0.059 per cent of the issued ordinary share capital. The individual interests of the directors in ordinary shares are shown below:

Table 12:

	At 1 April 2004
	or date of	At 31 March	At 1 June
	appointment if later*	2005	2005

John Roberts	92,054	110,173	110,245

Simon Batey	16,696	82,401	82,447

Charlie Cornish	–	46	93

Tom Drury	n/a	n/a	20,123

Gordon Waters	51,062	44,276	44,322

Sir Richard Evans	245	245	245

Norman Broadhurst	341	341	341

David Jones	–	–	–

Sir Peter Middleton	4,574	4,574	4,574

Jane Newell	4,356	4,356	4,356

Andrew Pinder	4,000	4,000	4,000

Nick Salmon	n/a	n/a	–

John Seed	5,550	5,550	5,550

Notes:

•	Amounts shown as at 1 April 2004 for executive directors include ordinary shares held within the deferred share plan which matured during the year. Further details are available in the directors’ remuneration report on pages 37 to 48.

•	Each executive director is a member of the class of discretionary beneficiaries of the United Utilities Employee Share Trust and is therefore treated as having an interest in the 52,500 ordinary shares held by United Utilities Employee Share Trust Limited as trustee of the United Utilities Employee Share Trust at 31 March 2005. As at 1 June 2005, United Utilities Employee Share Trust Limited continued to hold 52,500 ordinary shares.

2. Interests in A shares
As at 1 June 2005, the directors and senior managers (17 persons) of United Utilities held a total of 116,999 A shares in the company representing 0.038 per cent of the issued A share capital. The individual interests of the directors in A shares are shown in table 13.

Table 13:

	At 1 April 2004
	or date of	At 31 March	At 1 June
	appointment if later	2005	2005

John Roberts	40,222	40,222	40,222

Simon Batey	181,190	44,127	44,127

Charlie Cornish	–	–	–

Tom Drury	n/a	n/a	5,323

Gordon Waters	26,170	7,253	7,253

Sir Richard Evans	136	136	136

Norman Broadhurst	189	189	189

David Jones	–	–	–

Sir Peter Middleton	2,541	2,541	2,541

Jane Newell	2,419	2,419	2,419

Andrew Pinder	2,222	2,222	2,222

Nick Salmon	n/a	n/a	–

John Seed	3,082	3,082	3,082

3. Interests in share options
As at 1 June 2005, the directors and senior managers (17 persons) of United Utilities held options to purchase 15,900 ordinary shares in the company representing 0.003 per cent of the issued ordinary share capital all of which were issued pursuant to the United Utilities all-employee Sharesave scheme, the company share option scheme 1999 or its predecessor, the executive share option scheme. The individual interests of the directors in share options are shown in table 14.

United Utilities Annual Report & Accounts 2005	35

Back to Contents

Governance
Directors’ report continued

Table 14:

	At 1 April 2004
	or date of	At 31 March	At 1 June
	appointment if later	2005	2005

John Roberts	4,139	–	–

Simon Batey	3,763	1,751	1,751

Charlie Cornish	–	–	–

Tom Drury	n/a	n/a	3,772

Gordon Waters	3,030	3,030	3,030

Note:
•	Non-executive directors do not participate in the company’s share option plans.

Purchase of own shares
At the annual general meeting held on 30 July 2004, the company was authorised by the shareholders to purchase, in the market, up to 55,721,369 of its own ordinary shares of £1 each. No shares were purchased pursuant to this authority during the year. This authority is normally renewable annually and approval will be sought from shareholders at the 2005 annual general meeting to renew the authority for one year.

Fulfilling social and environmental responsibilities
As described in the corporate responsibility review on page 32, the group seeks to manage its total impact on society as a responsible corporate citizen. Full details are set out in the company’s separate stakeholder report, which is an important part of the company’s integrated approach to reporting on the group’s overall performance, together with the annual report and the web site.

Political and charitable donations
Charitable donations by the group in the year amounted to £1,312,774 (2004 – £1,335,759). The group’s policy is not to make any donations for political purposes. However, the Political Parties, Elections and Referendums Act 2000 requires certain types of expenditure on political events to be pre-approved by shareholders. At the 2002 annual general meeting an authority was taken to cover such expenditure. Pursuant to that authority, in the year, the company incurred costs of £12,845 (2003 – £6,217) as part of the process of talking to government at all levels. Resolutions to renew this authority for the company and its principal subsidiaries will be put to the 2005 annual general meeting.

Approach to technology development
The group is committed to using innovative, cost-effective and practical solutions for providing high quality services. It also continues to make full use of the wide-ranging expertise, abilities and facilities within the group. It recognises the importance of ensuring that it properly focuses its investment in the development of technology, that it has the right skills to apply technology to achieve sustainable competitive advantage and that it continues to be alert to emerging technological opportunities.

Substantial shareholders and related party transactions
The company is not directly or indirectly owned or controlled by another corporation or by an individual or government and there are no arrangements the operation of which may, at a subsequent date, result in a change in control of the company.

At 1 June 2005, the directors were aware of the following notifiable beneficial interests of greater than three per cent in the company’s issued ordinary share capital:

Table 15:

Company	Date notified	No. of shares	%

Barclays PLC	12/04/2005	16,835,297	3.01

Sprucegrove Investment Management Ltd	07/07/2003	17,950,003	3.02

At 1 June 2005, the directors were also aware of the following notifiable beneficial interests of greater than three per cent in the company’s issued A share capital:

Table 16:

Company	Date notified	No. of shares	%

Barclays PLC	05/04/2005	18,195,774	5.88

J. P. Morgan & Chase Co.	20/04/2005	28,175,365	9.11

Sprucegrove Investment
Management Ltd	04/02/2004	9,539,973	3.08

UBS AG	28/04/2005	24,828,359	8.03

Holders of all ordinary shares, including those held through ADSs have the same voting rights. Holders of A shares have the same voting rights as ordinary shareholders, save that, on a poll, each holder of A shares shall have only one vote for every two A shares held.

As of 20 May 2005, there were 116 registered holders of 47,874 ordinary shares with addresses in the US, constituting less than one per cent of the ordinary shares in issue at that date and ten registered holders of 3,497 A shares with addresses in the US, constituting less than one per cent of the A shares in issue at that date. In addition, at 18 May 2005 there were 61 registered holders of 15,275,461 United Utilities PLC ADSs (representing 30,550,922 ordinary shares) with an address in the US, constituting less than one per cent of the ordinary shares in issue at that date.

Other than with respect to employment agreements and compensation arrangements, there is no material indebtedness owed to, or by, and there have been no material transactions between, the company and management during the company’s three most recent financial years, nor are there presently proposed to be any such indebtedness or any material transactions, or any transactions that are unusual in their nature or conditions to which the company or any of its subsidiaries was or is a party and in which any director or executive officer, or five per cent shareholder, or any relative or spouse thereof or any associate of the company or any enterprise that directly or indirectly controls, is controlled by or is under common control with the company had or is to have a direct or indirect material interest.

For details of related party transactions see note 36 to the consolidated financial statements on page 84.

Creditor payment policy and practice
The group does not follow any specific external code or standard on payment practice. Its policy is normally to pay suppliers according to terms of business agreed with them on entering into binding contracts and to keep to the payment terms providing the relevant goods or services have been supplied in accordance with the contracts. The group and the company had 54 days (2004 – 60 days) and 34 days (2004 – 29 days) respectively of purchases outstanding at the end of the financial year.

Indemnities
Throughout the year and as at the date of this report, the articles of association contained provisions for the benefit of directors, officers and employees of the group and its subsidiary and associated companies indemnifying them out of the assets of the company to the full extent allowed by law against liabilities incurred by them in the course of carrying out their duties.

Independent auditor
The board is proposing to reappoint Deloitte & Touche LLP as auditor at the forthcoming annual general meeting.

Approved by the board on 1 June 2005 and signed on its behalf by

Tim Rayner
Secretary

36	United Utilities Annual Report & Accounts 2005

Back to Contents

Governance
Directors’ remuneration report

Approach to reward
The group must ensure that its remuneration arrangements attract and keep people of the right calibre in order to ensure corporate success and to enhance shareholder value. Its overall approach is to attract, develop, motivate and keep talented people at all levels, pay competitive salaries and benefits to all its staff and encourage its staff to hold shares in the company.

When pay levels are set, account is taken of the work that an employee does and what is paid in other companies for that work. The company seeks to reward its people fairly and give them the opportunity to increase earnings by linking pay to achieving business and individual performance targets.

The board believes that share ownership is an effective way of strengthening employees’ involvement in the development of the business and bringing together their interests and those of shareholders. It offers employees the opportunity to build up a shareholding in the group.

The main all-employee scheme is the Inland Revenue approved share incentive plan, ‘ShareBuy’. This is a flexible way for employees to acquire shares in the company by buying ‘partnership’ shares up to the lower of £1,500 or ten per cent of taxable pay each year. The funds are deducted from pre-tax pay and passed to an independent trustee who makes a monthly purchase of shares at full market price. Employees can reinvest the dividends on partnership shares to buy more shares under the plan. In 2004, the company introduced ‘matching’ shares. It gives one free share for every five partnership shares bought. The shares need to be held in trust for a five-year term in order to retain the maximum tax advantages.

Grants have also been made to employees through the SAYE share option savings scheme, ‘Sharesave’ whereby an employee is granted an option to buy shares at the end of a three or five-year term during which they can save up to £250 each month from their net pay. The option price is fixed at a price not lower than 20 per cent below the market price at the date of grant. The number of shares that can be bought is determined by the amount saved by the employee over the term.

Senior executives also have the opportunity to acquire shares through participating in the group’s performance share plan. This plan has replaced the grant of executive share options. Further information on the operation of the group’s share schemes can be found in note 25 to the accounts.

Remuneration
During the year the aggregate amounts of remuneration paid to all directors was £2,872,351 (2004 – £2,877,839). This includes annual bonuses earned and accrued in the year to 31 March 2005 but paid after the year end and the value of long-term incentives earned for the period ended 31 March 2004 paid during the year for executive directors. Details of amounts paid to each individual director are shown in tables19 (non-executive directors) and 20 (executive directors). Table 20 also shows the values of annual bonus earned by the executive directors in the previous year and paid in this year.

During the year, the aggregate amount of remuneration (as defined above) paid to senior managers was £2,245,355 (2004 – £2,373,342). Details of amounts paid to each individual officer are not required to be disclosed. However, their emoluments for the year are included, on a banded basis, in table 17.

Table 17: Senior managers’ emoluments

Total emoluments
No. of managers	£’000

1	450.0+

1	350.0 – 449.9

4	250.0 – 349.9

1	<250.0

NON-EXECUTIVE DIRECTORS (INCLUDING THE CHAIRMAN)
A committee of the board decides the remuneration of the non-executive directors (other than the chairman). Its members are the chairman (Sir Richard Evans) and the executive directors, John Roberts, Simon Batey, Charlie Cornish, Tom Drury (from 9 May 2005) and Gordon Waters. The committee may take independent advice. It is also advised by the group’s human resources director (Linda Booth). The committee met once during the year to review the fees paid to non-executive directors. The remuneration committee decides the remuneration of the chairman. The chairman’s remuneration was reviewed during the year.

Terms of appointment
Non-executive directors’ appointments are for an initial period of three years. They are subject to re-appointment at the first annual general meeting after their initial appointment and at an annual general meeting at least every three years thereafter if they are to be renewed. After nine years in office a non-executive director is required to seek re-appointment each year at the annual general meeting. They do not have contracts of service. In the event of early termination, for whatever reason, they are not entitled to compensation. Their letters of appointment can be inspected at the company’s registered office. They set out the expected time commitment and non-executives agree to devote sufficient time to meet what is expected of them.

Policy statement on non-executive directors’ remuneration
The company’s policy is to pay annual fees that reflect the responsibilities placed upon the non-executive directors. Fees are reviewed periodically, when account is taken of the level of fees paid in companies of similar size and complexity. There are separate annual fees for the chairman, deputy chairman and the other non-executive directors. Additional fees are paid to the

Table 18: Non-executive directors’ terms of appointment

	Date first	Date of last	Re-appoint no		Compensation
	appointed to	appointment	later than		upon early
	board	AGM in	AGM in	Notice period	termination

Sir Richard Evans	01.09.1997	2004	2007	none	none

Sir Peter Middleton	01.01.1994	2004	2005	none	none

Norman Broadhurst	01.04.1999	2002	2005	none	none

David Jones	03.01.2005	n/a	2005	none	none

Jane Newell	01.09.1996	2003	2006	none	none

Andrew Pinder	01.09.2001	2002	2005	none	none

Nick Salmon	04.04.2005	n/a	2005	none	none

John Seed	01.03.1996	2002	2005	none	none

Note:
• John Seed will not be seeking re-appointment at the AGM in July 2005.

United Utilities Annual Report & Accounts 2005	37

Back to Contents

Governance
Directors’ remuneration report continued

chairmen of the audit and remuneration committees (Norman Broadhurst and John Seed respectively). Jane Newell’s fee includes an amount to reflect additional responsibilities as chairman of the trustees of the company’s major pension schemes. She retired as chairman on 31 March 2005.

Non-executive directors do not participate in any annual bonus or incentive plan, the pension scheme, healthcare arrangements, the company’s long-term incentive plans, ShareSave scheme or ShareBuy. The company repays the reasonable expenses they incur in carrying out their duties as directors.

Non-executive directors’ remuneration
Non-executive directors’ fees (other than the chairman’s) were increased on 1 May 2004. This was the first increase since May 2002. The base fee is £45,000 a year. The annual fee paid to Sir Peter Middleton, deputy chairman, is £80,000. The additional fees paid to the chairmen of the audit and remuneration committees are £10,000 and £7,500 a year respectively. On 1 July 2004, the chairman’s fee increased to £198,000 a year. This was the first increase since his appointment in January 2001. The next review of non-executive directors’ fees will be in September 2005 and annually thereafter. Non-executive directors’ remuneration for the year to 31 March 2005 is set out in table 19.

Table 19: Non-executive directors’ fees

		Total fees

	2005	2004
	£’000	£’000

Sir Richard Evans	193.5	180.0

Norman Broadhurst	53.8	40.0

David Jones	11.0	–

Sir Peter Middleton	78.3	60.0

Jane Newell	73.3	55.0

Andrew Pinder	89.2	35.0

John Seed	51.5	40.0

Total	550.6	410.0

Notes:

•	David Jones was appointed to the board on 3 January 2005. His yearly fee is £45,000.

•	Nick Salmon was appointed to the board on 4 April 2005. His yearly fee is £45,000.

•	Since August 2004, Andrew Pinder received an additional fee in his capacity as a non-executive director of Vertex Data Science Limited. During the year fees of £45,000 were paid. These are included in the figure above.

•	Jane Newell’s fee includes an additional amount of £30,000 paid to her in her capacity as chairman of the company’s pension schemes’ trustee.

EXECUTIVE DIRECTORS
The remuneration committee
The remuneration committee makes recommendations to the board on the group’s framework of executive remuneration and its cost. It approves, on the board’s behalf, the general recruitment terms, remuneration benefits, employment conditions and severance terms for executive management. It decides the specific recruitment terms, remuneration benefits, employment conditions, pension rights, compensation payments and severance terms for the executive directors and managing directors of subsidiary businesses and functional directors at the group’s corporate centre who form the Executive Leadership Team.

The committee’s members are John Seed (Chairman), Norman Broadhurst, David Jones (from 24 January 2005), Sir Peter Middleton, Jane Newell, Andrew Pinder and Nick Salmon (from 4 April 2005), all non-executive directors. The committee’s terms of reference are available to shareholders on request and are on the company’s web site at www.unitedutilities.com.

The committee has retained New Bridge Street Consultants LLP to advise it on executive remuneration. They also advise the company on the remuneration of a limited number of senior executive management whose specific terms do not fall within the remit of the remuneration committee. This is to ensure consistency in the application of the board’s policies on executive remuneration and the general terms of employment approved by the remuneration committee. Mercer Human Resource Consulting advise the committee on pensions matters. They are also the actuaries to one of the company’s pension schemes (United Utilities Pension Scheme) and advise the company on matters relating to its operation. Addleshaw Goddard and Eversheds LLP provide legal advice on the operation of the group’s share incentive and share option plans, including drafting the rules and advising on their interpretation and may advise on individual termination arrangements. They also provide general legal advice to the company and other companies in the group.

The committee is assisted by the chief executive (John Roberts), who is consulted on proposals relating to the remuneration of the other executive directors and senior executives and by Linda Booth, the group human resources director. The chief executive and group human resources director attend meetings except when the committee discusses matters relating to their own remuneration. The committee can and does also seek advice directly from other specialist staff within the group.

The committee considers fully the principles of good governance and the code of best practice. It met six times in the year to 31 March 2005. Individual attendance at the meetings is stated in the corporate governance report on page 49.

During the year, matters considered by the committee included:

•	the 2004 salary review for executive directors and other senior executives;

•	awards payable under the 2003/04 annual bonus plan and the measures and targets for the 2004/05 and 2005/06 plans;

•	the operation of the performance share plan, including implementing rule revisions agreed by shareholders at the 2004 AGM, the size of and performance conditions to apply to the 2004/05 grant of awards, the introduction of a cash based international plan to replace the performance share plan for a limited number of senior executives in overseas jurisdictions (in accordance with authority given by shareholders in 2000), monitoring ongoing performance against the conditions applying to previous grants and the vesting of the 2001/02 awards;

•	the implications of tax simplification legislation on pension policy and provision for executives;

•	monitoring of executive shareholdings against target; and

•	the form and content of the remuneration report in light of developments in stakeholder views and evolving best practice on disclosure.

The board accepted the committee’s recommendations without amendment. The chairman of the board ensures the company talks to its major shareholders, when appropriate, about matters relating to remuneration.

Policy statement on executive directors’ remuneration
The board’s policy for executive directors’ and senior executives’ remuneration is to:

•	pay a basic salary which compares with other companies of about the same size and complexity;

•	use short and long-term incentives to encourage executives to outperform key targets, thereby linking their rewards to the interests of shareholders and other stakeholders and giving them the opportunity to increase their earnings;

•	encourage executives to hold shares in the company; and

•	overall, reward executives fairly and responsibly for their contribution to the group’s short and long-term performance and avoid paying more than is necessary for achieving this objective.

In deciding the executive directors’ total remuneration package and

38	United Utilities Annual Report & Accounts 2005

Back to Contents

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

The committee aims to achieve an appropriate balance between fixed and variable rewards consistent with and reflecting the group’s profile. It recognises that the group operates in both a regulated and non-regulated environment and, therefore, needs to ensure that the structure of executive remuneration reflects the practices of the markets in which its executives operate and stakeholder expectations of how the group should be run.

Chart 1 sets out the forward policy for an executive director’s annual total reward opportunity.

Chart 1: Executive directors’ annual total reward opportunity

Notes:

•	The figures are the percentage of total reward opportunity that each element represents.

•	Pension refers to defined contribution scheme with the highest matched regular company contribution of 14 per cent of basic pay.

•	The proportions for annual bonus and long-term incentive are based on maximum award opportunities of 60 per cent and 80 per cent of salary respectively; actual values will depend on performance.

Fixed rewards include basic salary, a car allowance or company car and fuel for private mileage, medical insurance and pension benefits. Variable rewards take the form of an annual bonus and a long-term incentive (the performance share plan). The plans are designed to establish a clear link between pay and performance by encouraging and rewarding out-performance in both the short and long term. They are based on business and individual performance, linking executives’ rewards directly to the interests of shareholders and other stakeholders. Awards are non-pensionable and provide the opportunity to earn up to a further 60 per cent and 80 per cent of basic salary (annual bonus and long-term incentive respectively) each year. Variable rewards account for over 50 per cent of total annual reward opportunity for executive directors.

The company requires executive directors and other senior executives to acquire and hold shares at least to the value of their basic salary within five years of appointment. To assist them in satisfying this minimum share ownership target, it may pay incentive awards partly or wholly in shares.

Detailed policy in relation to each element of executive directors’ remuneration is set out below. The board continually reviews its policy in the light of emerging best practice. Changes have been made to the structure of the 2005/06 annual bonus for executive directors and other managing directors with responsibility for specific businesses. Amendments have also been made to pension policy to be effective from the introduction of tax simplification legislation in 2006. These are reported below.

During 2005/06, the committee intends to review the operation of the group’s incentive arrangements in the light of evolving stakeholder interest and market practice and to ensure that rewards remain aligned to shareholder interests. It is the board’s policy that shareholders will be invited specifically to approve all new long-term incentive schemes (as defined in the Listing Rules) and significant changes to existing schemes, save in the circumstances permitted by the Listing Rules. Any significant proposed changes will be submitted to the AGM in 2006 for shareholder approval.

Executive directors’ remuneration 2004/05
Executive directors’ emoluments and the value of the long-term incentive vesting during 2004/05 are set out in table 20.

Table 20: Executive directors’ remuneration

									Long-term incentive
									vesting during the
									year ended
	Gross salary		Annual bonus		Other benefits		Total emoluments		31 March

	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

John Roberts	494.0	467.5	281.6	280.5	38.4	35.6	814.0	783.6	200.8	227.7

Simon Batey	339.6	317.5	193.6	190.5	18.6	18.0	551.8	526.0	163.3	186.1

Charlie Cornish	243.7	42.3	138.9	25.4	107.7	80.8	490.3	148.5	–	–

Les Dawson	–	–	–	–	–	–	–	–	–	118.0

Gordon Waters	288.2	259.2	164.3	155.5	13.3	26.7	465.8	441.4	114.9	130.2

Total	1,365.5	1,086.5	778.4	651.9	178.0	161.1	2,321.9	1,899.5	479.0	662.0

Notes:

•	John Roberts was the highest paid director in the year ended 31 March 2005.

•	The value of the long-term incentive vesting during the year ended 31 March 2005 is based on the share price when the options were exercised. The awards relate to the three-year performance period which ended on 31 March 2004.

•	‘other benefits’ include the taxable value of the car or car allowance, private fuel, medical insurance and life insurance element of pension benefits.

•	Charlie Cornish was appointed to the board on 27 January 2004. His other benefits during the year ended 31 March 2005 include a non-pensionable salary supplement of £18,500 a year to compensate him for lost pension benefits from his previous employment (2004: £3,332) and relocation costs of £72,458 (2004: £74,043).

United Utilities Annual Report & Accounts 2005	39

Back to Contents

Governance
Directors’ remuneration report continued

A Salary
The remuneration committee reviews salaries each year taking account of group and personal performance. Any changes are effective from 1 September. It commissions independent assessments of market rates based on the practice of other utility companies and companies of a similar size and complexity and takes account of the levels of pay awards elsewhere in the group. In this way it aims to establish whether and what level of increase should apply and whether there should be any departures from this, for example, to ensure that salaries are competitive but consistent with the application of board policy on executive remuneration. Following its annual review in 2004, the following changes were made to the annual salaries of executive directors:

Table 21: Executive directors’ salary review
	1 September	1 September
	2004	2003
	£’000	£’000

John Roberts	504.0	480.0

Simon Batey	346.5	330.0

Charlie Cornish	250.0	–

Gordon Waters	294.0	280.0

Note:
•	Charlie Cornish was appointed to the board on 27 January 2004 at a yearly salary of £235,000.

B Annual bonus
The annual bonus is designed to motivate executive directors and other senior executives to achieve the group’s key operational and strategic objectives. The maximum award is 60 per cent of yearly basic earnings. Directors are rewarded according to the company’s financial and non-financial performance for the year and the achievement of individual targets. Targets are set each year. The non-financial and individual targets may include personal objectives and performance against other key stakeholder measures. Annual bonus awards are normally paid in cash. However, the committee may pay them partly or wholly in shares.

(a) 2005/06
The remuneration committee has decided that for the 2005/06 annual bonus plan, financial measures will account for bonus payments worth up to 48 per cent of salary. The financial measures will be group profit before exceptional items, interest and tax (PBEIT) and group profit before exceptional items and tax (PBET). Business managing directors will also have targets based on the PBEIT and PBET performance of their business.

Financial measures have sliding scales of vesting. One quarter of the maximum award becomes payable when the threshold target is met. Awards increase in value on a straight line basis until half of the maximum award is payable for achieving an intermediate target midway between the threshold and stretch targets. Awards continue to increase in value on a straight line basis between the intermediate and stretch targets at which point the maximum award is payable. The stretch targets are demanding and achievement represents results which exceed expectations.

One fifth of the annual bonus, accounting for 12 per cent of salary, will depend on performance in other areas of the group’s activities and the achievement of individual objectives. It has been decided to replace performance in the Business in the Environment’s (BiE) Index with performance in the Business in the Community’s Corporate Responsibility Index (CRI). The CRI is an authoritative and broader external benchmark of responsible business practice in relation to the environment and society. Achieving the target of 94 per cent for the group’s score in the CRI will result in three per cent bonus being paid. A further three per cent is allocated for achieving improvements in employee satisfaction measured by responses to questions in an externally conducted and verified employee opinion survey. Individual objectives account for a further six per cent bonus.

The executive directors’ annual bonus plan for 2005/06 is summarised in table 22.

Table 22: Executive directors’ annual bonus plan measures 2005/06
			Financial maximum award			Non-financial maximum award

	Group	Group	Business	Business	Corporate	Employee	Personal
	PBEIT %	PBET %	PBEIT %	PBET %	responsibility %	satisfaction %	objectives %	Total %

John Roberts	24	24	–	–	3	3	6	60

Simon Batey	24	24	–	–	3	3	6	60

Charlie Cornish	18	18	6	6	3	3	6	60

Tom Drury	18	18	6	6	3	3	6	60

Gordon Waters	18	18	6	6	3	3	6	60

Note:
•	Figures are maximum awards expressed as a percentage of salary.

(b) 2004/05
The financial measures to determine annual bonuses for 2004/05 were group PBEIT and PBET. The maximum bonus opportunity allocated to each of these targets was 24 per cent. Non-financial targets accounted for up to 12 per cent of salary of which three per cent was based on the group score in the BiE index, three per cent on scores in the 2004/05 employee opinion survey and six per cent on the achievement of individual objectives.

The stretch PBET and PBEIT targets were achieved. The total payable for performance against financial targets was, therefore, 48 per cent. The environmental target of 96 per cent was achieved (performance = 96.47 per cent). The employee-related targets (based on the results of the employee opinion survey) were not achieved. Each director achieved their individual objectives.

Therefore nine per cent bonus was payable bringing the overall bonus payable to a total of 57 per cent of salary.

The outcome of the 2004/05 annual bonus plan for executive directors is shown in table 23.

40	United Utilities Annual Report & Accounts 2005

Back to Contents

Table 23: Executive directors’ annual bonus plan outcome 2004/05

	Financial maximum award			Non-financial maximum award

	Group	Group	Environmental	Employee	Personal
	PBEIT	PBET	performance	satisfaction	objectives	Total

Actual award:	24%	24%	3%	3%	6%	60%

John Roberts	24	24	3	–	6	57

Simon Batey	24	24	3	–	6	57

Charlie Cornish	24	24	3	–	6	57

Gordon Waters	24	24	3	–	6	57

Note :
•	Figures are percentage of salary.

(c) Prior year annual bonuses paid in deferred shares
Half of the value of the 2000/01 annual bonus awards for executive directors was satisfied by the grant in June 2001 of contingent rights to receive shares in the company to be purchased in the market by the company’s employee share trust. The right to these shares may have been forfeited in certain circumstances if an executive was not in the company’s employment when the shares were due to be transferred to him from the trust in June 2004.

The company did not match the number of deferred shares and there were no additional performance measures associated with the release of these shares. The shares were released in June 2004 as shown in table 24.

Table 24: Executive directors’ contingent interests in deferred shares relating to past bonus awards

	Award	Contingent interest		Contingent interest		Contingent interest		Shares transferred		Contingent
	in respect	in shares at date		in shares at		in shares added		to executive during		interest in shares
	of	of award		1 April 2004		during the year		the year		at 31 March 2005

			Value		Value		Value		Value		Value
		No.	£’000	No.	£’000	No.	£’000	No.	£’000	No.	£’000

John Roberts	2001	12,906	84.15	19,444	101.4	–	–	19,444	106.2	–	–

Simon Batey	2001	10,766	70.2	16,218	84.6	–	–	16,218	89.4	–	–

Gordon Waters	2001	7,484	48.8	11,273	58.8	–	–	11,273	61.6	–	–

Notes:
•	The awards were made on 1 June 2001 under the terms of the deferred share plan whereby 50 per cent of the value of the 2000/01 annual bonus was paid as contingent shares to be held in trust for three years, based on a share price of 652.0 pence. This was the average of the mid-market price of a share for the three business days immediately prior to 1 June 2001.

•	The increase in the contingent interest in shares between the date of the award and 1 April 2004 results from a notional reinvestment of dividends that would have been paid on these shares in that period and an adjustment to take account of the rights issue (based on the ratio of the last quoted cum rights share price of 531.5 pence to the theoretical ex-rights price of 459.54 pence).

•	The value of the contingent interest in shares on 1 April 2004 is based on the mid-market price of a share on that day of 521.5 pence.
•	The value of the shares transferred to executives during the year is based on the market price of a share at the date and time of transfer.

C Other benefits
Directors are paid a car allowance of £14,000 a year (or have the use of a company car of broadly equivalent cost where business use warrants it), are reimbursed fuel for business and private use and are provided with medical and life insurance. Charlie Cornish is paid a non-pensionable salary supplement of £18,500 a year to compensate him for the reduction in employer contribution rate to his pension scheme relative to his previous employment.

D Long-term incentives
Executive directors and other senior executives participate in the performance share plan. Participation is at the discretion of the plan’s trustee (United Utilities Employee Share Trust Limited) on the recommendation of the remuneration committee. Each year, participants may be awarded a right to acquire a maximum number of shares (or, at the discretion of the trustee, the cash equivalent) worth up to a percentage of their annual salary at the date of the award, at no cost to them. The number of shares awarded is based on the market price of a share at that time. The plan’s rules provide for a maximum award of 100 per cent of annual salary. However, annual awards made to date to directors have been limited to 80 per cent of salary. Awards to other executives range between ten per cent and 60 per cent of salary. Grants are normally made within 42 days of the publication of results. The main grant occurs after the publication of the preliminary results. A subsequent grant may be made after the publication of the interim results for executives who have become eligible after the main grant has been made.

The proportion of the award that will vest depends on the group’s performance against specified targets over a performance period. This period is not less than three years, beginning at the start of the financial year during which the award is made. There is no retesting if the performance criteria are not met.

To date the performance criteria have been (a) the company’s total shareholder return (TSR) performance when compared with the TSR performance of a group of other companies and (b) underlying business performance.

TSR is widely accepted as an easily understood and externally verifiable measure of a shareholder’s return. Relating awards to the company’s relative TSR performance supports the policy objectives of linking executives’ rewards directly to the group’s performance and shareholders’ interests and gives executives the opportunity to increase their earnings by meeting and out-performing key long-term measures.

The inclusion of appropriate companies in the comparator group is critical for relative performance to be meaningful. However, it is also important that the group should be of a reasonable size to avoid the performance of a few companies having a disproportionate impact on the outcome of the plan, to be able to accommodate changes in the comparator group and to avoid too high a leverage between the company’s relative position and the proportion of the award that vests. The remuneration committee determines the composition of the comparator group when awards are granted each year. It has the discretion to make subsequent adjustments to

United Utilities Annual Report & Accounts 2005	41

Back to Contents

Governance
Directors’ remuneration report continued

the group or the period over which relative TSR is measured during the performance period, for example, following a takeover bid or merger/demerger announcement, to maintain the integrity of the plan. During the year, the remuneration committee considered the treatment of changes affecting companies in the comparator groups for awards made in 2002/03 and 2003/04. These are reported below.

No award will vest if the company’s TSR performance is below the median for the comparator group. If performance is between median and upper quartile, the proportion of the maximum number of shares in the award which will vest will be calculated on a straight-line basis between 33 per cent and 100 per cent. External advisers regularly assess and report to the committee on the company’s TSR performance and ranking in the comparator group. Their report at the end of the performance period enables the committee to determine the extent to which this performance condition has been met.

The vesting of awards is also subject to the remuneration committee being satisfied that the company’s recorded TSR performance is consistent with underlying business performance. It may, therefore, materially change the level of award vesting. The committee tests whether this condition has been satisfied after the end of each performance period in accordance with the terms of each award. Reference may be made to actual against planned performance in key corporate financial measures. The committee will be adopting principles in due course to deal with the impact of the transition to International Financial Reporting Standards when assessing underlying business performance against the performance measures.

There is no automatic waiving of performance conditions if there is a change of control, capital reconstruction or winding up of the company. The extent (if any) to which awards will vest and any modifications of performance conditions are at the trustee’s discretion, with the consent of the remuneration committee. When a participant’s employment is terminated during a performance period and the reason falls within the ‘good leaver’ provisions of the plan, the vesting of an award is at the trustee’s discretion. The maximum number of shares in an award is pro rated to service in the performance period and vesting is subject to satisfying the performance conditions (modified if appropriate). Except in the case of the death of a participant, there is normally no early vesting of awards. Awards lapse where terminations during the performance period do not satisfy the good leaver provisions.

Participants normally have three months from the date the award vests in which to exercise their right to acquire the number of shares that have vested. Awards are normally satisfied by the transfer of shares from the trustee to participants. The trustee periodically buys shares in the market to ensure that it can satisfy its liabilities when an award vests. These purchases are normally financed by the company making a loan to the trustee. The company takes account of the vesting timetable and likely scale of vesting in determining the financial assistance it provides for the trustee. The company reviews this arrangement from time to time to ensure its cost-effectiveness. Awards may also be satisfied by allotting shares. Details of the number of shares held by the trust at 1 June 2005 are given on page 35.

(a) 2005/06 grant
The proposed 2005/06 awards to each director will be an option to acquire shares worth up to a potential value of 80 per cent of their annual salary at grant. It is expected that the TSR comparator group will comprise the following 16 companies in addition to United Utilities: AMEC, AWG, BAA, Balfour Beatty, BG Group, BT Group, Centrica, International Power, Kelda Group, National Grid Transco, Northumbrian Water, Pennon Group, Scottish & Southern Energy, Scottish Power, Severn Trent, and Viridian. The performance period will be 1 April 2005 to 31 March 2008. Awards will vest after the end of the performance period provided that the remuneration committee is satisfied that the company’s recorded

TSR performance is consistent with the company’s underlying business performance. The proposed scale of vesting is set out in table 25.

Table 25: 2005/06 grant proposed vesting scale
	2005-06 plan

Comparator group size
(No. of companies)		17

	% of max
Ranking	award vesting	% of salary

1 to 4	100	80

5	93	74.4

6	78	62.4

7	63	50.4

8	48	38.4

9	33	26.4

10 or below	0	0

(b) 2004/05 grant
During the year awards to a maximum value of 80 per cent of annual salary were made to directors in respect of the 2004/05 performance share plan. The extent to which awards vest will be based on the company’s TSR performance relative to the comparator group of companies over the period 1 April 2004 to 31 March 2007. The comparator group comprises the following 16 companies in addition to United Utilities: AMEC, AWG, BAA, Balfour Beatty, BG Group, BT Group, Centrica, International Power, Kelda Group, National Grid Transco, Northumbrian Water, Pennon Group, Scottish & Southern Energy, Scottish Power, Severn Trent, and Viridian. In addition, three smaller companies, Bristol Water, East Surrey Holdings and International Energy Group, were included as a notional combined 17th company made up in proportion to their market capitalisations at the start of the performance period. There have been no changes during the year. Awards will vest after 31 March 2007 provided that the remuneration committee is satisfied that the company’s recorded TSR performance is consistent with the company’s underlying business performance.

(c) 2003/04 grant
The extent to which awards vest is based in part on the company’s TSR performance relative to the comparator group of companies over the period 1 April 2003 to 31 March 2006. The comparator group comprises 15 companies in addition to United Utilities. During 2004/05, British Energy delisted. It has been retained in the comparator group and United Utilities’ TSR performance relative to it will be compared from the beginning of the performance period until the delisting. The test against measures of underlying business performance will take account of performance against the earnings per share, dividend cover and interest cover targets for 2005/06 set out in the group’s five-year business plan to 2007/08.

(d) 2002/03 grant
The extent to which awards vest is based in part on the company’s TSR performance relative to the comparator group of companies over the period 1 April 2002 to 31 March 2005. At the beginning of the performance period the comparator group comprised 18 companies in addition to United Utilities. Lattice Group was subsequently excluded from the group following its merger with National Grid Group. During 2004/05, British Energy delisted. It has been retained in the comparator group and United Utilities’ TSR performance relative to it will be compared from the beginning of the performance period until the delisting.

Details of directors’ continuing scheme interests in the performance share plan, including those awarded during the year, are set out in table 26.

42	United Utilities Annual Report & Accounts 2005

Back to Contents

Table 26: Executive directors’ continuing scheme interests in the performance share plan

									Contingent	Contingent		Contingent
									scheme	scheme		scheme
									interest at	interest awarded		interest at
						Award details		1 April 2004		during the year		31 March 2005

					Maximum	Market
					value at	price of
				award date		a share	Max	Max	Max	Max	Max	Max	Max
			Performance			at award	no. of	no. of	value	no. of	value	no. of	value
		Award date	period	% of salary	£’000	pence	shares	shares	£’000	shares	£’000	shares	£’000

John Roberts

2002/03		1.10.02	1.4.02 to 31.3.05	80	360.0	587.5	61,276	70,872	369.6	–	–	70,872	447.2

2003/04	Ordinary	29.9.03	1.4.03 to 31.3.06	80	360.0	469.0	57,843	57,843	301.7	–	–	57,843	365.0
	A shares					276.0	32,135	32,135	103.6	–	–	32,135	144.8

2004/05	Ordinary	18.8.04	1.4.04 to 31.3.07	80	384.0	527.0	51,885	–	–	51,885	283.8	51,885	327.4
	A shares					341.25	28,825	–	–	28,825	100.2	28,825	129.9

Total									774.9		384.0		1,414.3

Simon Batey

2002/03		1.10.02	1.4.02 to 31.3.05	80	240.0	587.5	40,851	47,248	246.4	–	–	47,248	298.1

2003/04	Ordinary	29.9.03	1.4.03 to 31.3.06	80	240.0	469.0	38,556	38,556	201.1	–	–	38,556	243.3
	A shares					276.0	21,420	21,420	69.0	–	–	21,420	96.5

2004/05	Ordinary	30.6.04	1.4.04 to 31.3.07	80	264.0	547.0	35,658	–	–	35,658	195.1	35,658	225.0
	A shares					347.75	19,810	–	–	19,810	68.9	19,810	89.2

Total									516.5		264.0		952.1

Charlie Cornish

2003/04	Ordinary	7.1.04	1.4.03 to 31.3.06	80	188.0	490.0	28,710	28,710	149.7	–	–	28,710	181.2
	A shares					297.0	15,950	15,950	51.4	–	–	15,950	71.9

2004/05	Ordinary	30.6.04	1.4.04 to 31.3.07	80	188.0	547.0	25,407	–	–	25,407	139.0	25,407	160.3
	A shares					347.75	14,115	–	–	14,115	49.0	14,115	63.6

Total									201.1		188.0		477.0

Gordon Waters

2002/03		1.10.02	1.4.02 to 31.3.05	80	184.0	587.5	31,319	36,224	188.9	–	–	36,224	228.6

2003/04	Ordinary	29.9.03	1.4.03 to 31.3.06	80	184.0	469.0	29,565	29,565	154.2	–	–	29,565	186.6
	A shares					276.0	16,425	16,425	52.9	–	–	16,425	74.0

2004/05	Ordinary	30.6.04	1.4.04 to 31.3.07	80	224.0	547.0	30,258	–	–	30,258	165.5	30,258	190.9
	A shares					347.75	16,810	–	–	16,810	58.5	16,810	75.7

Total									396.0		224.0		755.8

Notes:
•	The maximum values shown for 1 April 2004 and 31 March 2005 have been calculated using the mid-market price of a share on close of business on the relevant date.(1.4.04 = 521.5 pence (ordinary share) and 322.25 pence (‘A’ share); 31.3.05 = 631.0 pence (ordinary share) and 450.5 pence (‘A’ share).
•	The maximum number of shares comprising the contingent scheme interest at 31 March 2004 for the 2002/03 awards incorporates an adjustment to take account of the rights issue. The values of the shares comprising awards based on the last quoted cum rights share price of 531.5 pence was divided by the theoretical ex-rights price of 459.54 pence to determine the revised numbers of shares shown above.
•	The market price of a share at award is the mid-market price of an ordinary or ‘A’ share at close of business on the last trading day immediately prior to the award date (2002-03 awards unadjusted for the rights issue). This is used to calculate the maximum number of shares comprised in the award.
•	John Roberts’ 2004/05 award was part of a special grant to five executives whose awards could not be made until a rule change relating to retirement had been approved at the 2004 AGM. The market prices of an ordinary and ‘A’ share at the date of their awards were 527.0 pence and 341.25 pence respectively. However, as disclosed in the note accompanying the resolution to the AGM, to ensure that the beneficiaries of the rule change were treated neither more nor less favourably than participants in the main grant, the maximum number of shares in their awards was calculated using the market prices of 547.0 pence (ordinary share) and 347.75 pence (‘A’ share) applicable to the main grant.
•	Details of the criteria used for grants under the performance share plan are on pages 42 to 44.

United Utilities Annual Report & Accounts 2005	43

Back to Contents

Governance
Directors’ remuneration report continued

Table 27: Performance share plan vesting scales

		2002/03 plan		2003/04 plan		2004/05 plan

Comparator group size
(No. of companies)		18		16		18

	% of max		% of max		% of max
Ranking in comparator group	award vesting	% of salary	award vesting	% of salary	award vesting	% of salary

1 to 4	100	80	100	80	100	80

5	97	77.6	88	70.4	97	77.6

6	82	65.6	72	57.6	82	65.6

7	68	54.4	57	45.6	68	54.4

8	54	43.2	41	32.8	54	43.2

9	40	32	0	0	40	32

10 or below	0	0	0	0	0	0

Table 28: Performance share plan TSR performance

		2002/03 plan			2003/04 plan		2004/05 plan

Performance period		1.4.02 – 31.3.05			1.4.03 – 31.3.06		1.4.04 – 31.3.07

Comparator group size
(No. of companies)			18			16			18

Date	Period TSR %	Ranking	% vesting	Period TSR %	Ranking	% vesting	Period TSR %	Ranking	% vesting

31.3.05	39.9	5	97	30.4	8	41	42.7	7	68

Notes:
•	period TSR is the cumulative total shareholder return from the beginning of the respective performance period until 31 March 2005.
•	percentage vesting for the 2002/03 plan at 31 March 2005 indicates the proportion of the maximum award which will vest if the TSR performance is considered to be consistent with underlying financial performance.
•	percentage vesting for the 2003/04 and 2004/05 plans are notional indications of the proportion of the maximum award which would vest if the specified ranking was the company’s position at the end of the respective performance period and was consistent with underlying business performance.

Table 27 above sets out the vesting scales for each of the performance share plans in operation at 31 March 2005.

The TSR performance at 31 March 2005 for each of the current plans is set out in table 28. The performance periods for the 2003/04 and 2004/05 plans do not end until 31 March 2006 and 31 March 2007 respectively.

(e) 2001/02 grant
During the year, awards granted under the 2001/02 plan vested.

The extent to which awards vested was based on the company’s TSR performance relative to the comparator group of companies over the period 1 April 2001 to 31 March 2004. At the beginning of the performance period the comparator group comprised the following 24 companies in addition to United Utilities: AWG, BAA, BG Group, Boots Company, British Energy, Capita Group, Centrica, Daily Mail & General Trust, Dixons Group, Imperial Tobacco Group, International Power, J Sainsbury, Kelda Group, Lattice Group, National Grid Group, Powergen, Railtrack, Safeway, Scottish & Newcastle, Scottish & Southern Energy, Scottish Power, Severn Trent, Viridian and Whitbread. Powergen was subsequently excluded from the comparator group as a result of the takeover bid announcement occurring within the first three months of the performance period. The announcements of the merger of National Grid Group and Lattice Group, the takeover bid for Safeway, takeover activity for AWG and the suspension of dealings in Railtrack shares occurred after the first three months of the performance period. All were retained in the comparator group. National Grid Group continued as National Grid Transco. United Utilities’ TSR performance relative to the other companies was compared from the beginning of the performance period until the day before the merger (Lattice Group) or takeover activity announcements (Safeway and AWG) and the date of Railtrack’s share suspension.

United Utilities’ TSR for the performance period was 15.5 per cent which placed it eighth out of 24, resulting in 81 per cent of the maximum award vesting and 19 per cent lapsing. The remuneration committee was satisfied that the TSR performance was consistent with the company’s underlying business performance. In particular, performance exceeded the earnings per share, dividend cover and interest cover targets for 2003/04 set out in the group’s five-year business plan to 2005/06. The awards, therefore, vested in accordance with the company’s relative TSR performance.

Further details of directors’ scheme interests in the performance share plan, vested during the year, are set out in table 29.

44	United Utilities Annual Report & Accounts 2005

Back to Contents

Table 29: Executive directors’ scheme interests in the performance share plan vested during the year

Contingent
scheme
									interest	Contingent
							Contingent		lapsed	scheme vested			Value of
							scheme interest		during	interest during			award at
					Award details		at 1 April 2004		the year	the year			exercise

				Maximum	Market							Market
				value at	price of							price of a
				award	a share	Max.	Max.	Max.				share at
	Award	Performance	% of	date	at award	no. of	no. of	value	No. of	No. of	Value	exercise	Value
	date	period	salary	£’000	pence	shares	shares	£’000	shares	shares	£’000	pence	£’000

John Roberts

2001/02	9.7.01	1.4.01 to 31.3.04	80	256.0	652.0	39,263	45,412	236.8	8,629	36,783	199.5	546.0	200.8

Simon Batey

2001/02	9.7.01	1.4.01 to 31.3.04	80	208.0	652.0	31,901	36,897	192.4	7,011	29,886	162.1	546.5	163.3

Gordon Waters

2001/02	9.7.01	1.4.01 to 31.3.04	80	146.4	652.0	22,453	25,970	135.4	4,935	21,035	114.1	546.0	114.9

Notes:
•	The market price of a share at award is the mid-market price of a share (unadjusted for the rights issue) on close of business on the last trading day immediately prior to the award date. This is used to calculate the maximum number of shares comprised in the award.
•	The maximum values shown for 1 April 2004 have been calculated using the mid-market price of a share of 521.5 pence on close of business on that date.
•	Awards vested on 1 June 2004 in respect of 81 per cent of the maximum number of shares under option and lapsed in respect of 19 per cent. The values for scheme interests vesting during the year have been calculated using the mid-market price of a share of 542.5 pence on close of business on that date.
•	The above awards were granted as ‘option awards’, whereby the participant is granted an option to acquire the number of shares which vests under the plan. The options are exercisable over a period of three months from the vesting date. No consideration was payable by the executives either upon grant of the option award or upon the subsequent exercise of the option. Simon Batey exercised his option on 14 June, John Roberts on 9 June and Gordon Waters on 4 June 2004 over all of the shares that vested.

Performance graph
Chart 2 compares the company’s annual total shareholder return (TSR) performance for the past five years against the FTSE 100 Index. This index was chosen as it is the most appropriate broad equity market index. This comparison also supplements the information on the group’s TSR performance relative to the comparator groups in the performance share plan. The TSR indices used in the chart have been calculated in accordance with the Directors’ Remuneration Report Regulations 2002 relative to a base date of 31 March 2000.

United Utilities Annual Report & Accounts 2005	45

Back to Contents

Governance
Directors’ remuneration report continued

Share options
Grants of executive share options were made under the company share option plan 1999 up to and including 2002, except for executive directors and a limited number of other executives who were granted awards under the performance share plan. There has been no grant of executive share options since 2002. From 2003, awards under the performance share plan have replaced further grants of executive share options.

Executive directors are eligible to participate in the all-employee SAYE scheme (Sharesave). Neither the award nor the exercise of Sharesave options is dependent upon the satisfaction of performance conditions. The last grant of options was Sharesave 2004. Details of their interest in Sharesave options are shown in Table 30.

Table 30: Directors’ Sharesave options
		Granted/(lapsed)	Exercised		Exercise price
	At 1 April	during	during	At 31 March	per share	First date	Last date
	2004	the year	the year	2005	pence	exercisable	exercisable

John Roberts

Sharesave 2000	4,139	–	4,139	–	407.66p	01.03.2005	31.08.2005

Total	4,139	–	4,139	–

Simon Batey
Sharesave 2001	2,012	–	2,012	–	481.16p	01.03.2004	31.08.2004

Sharesave 2004	1,751	–	–	1,751	396.0p	01.03.2007	31.08.2007

Total	3,763	–	2,012	1,751

Gordon Waters

Sharesave 2002	2,648	–	–	2,648	432.3p	01.03.2007	31.08.2007

Sharesave 2003	382	–	–	382	423.66p	01.03.2006	31.08.2006

Total	3,030	–	–	3,030

Notes:
•	The mid-market price of a share on 31 March 2005 was 631.0 pence and the range in the year was 505.0 pence to 662.5 pence.
•	No amount is payable by a participant for the grant of a Sharesave option.
•	Except for Sharesave 2004, the number of shares under option at 1 April 2004 and 31 March 2005 and the exercise prices reflect adjustments to take account of the rights issue.
•	The aggregate notional gain made by directors on the exercise of options during the year (based on the difference between the mid-market price of a share on the day on which options were exercised and the exercise price) was £9,525 (2004 – £nil).

Executive directors’ shareholdings
Executive directors are required to build up and retain a target shareholding equal to 1x yearly salary, normally within five years of appointment. Performance share plan awards are delivered in shares and executives can retain all the shares that vest if they make a cash payment to meet their PAYE statutory liabilities. The company prefers a flexible approach to the accumulation of a shareholding which takes account of individual circumstances and has decided not to require executives to retain a proportion of shares which vest under its incentive plans. However, it has retained the option to pay the annual bonus in shares if it considers this to be appropriate. Executive directors’ interests in shares, as at 31 March 2005, are listed in tables 12, 13 and 14 of the directors’ report on pages 35 and 36. The value of these interests relative to their yearly salaries are shown in table 31 below.

Table 31: Executive directors’ shareholdings
			Value of
		Value of	shareholding
	Yearly salary at	shareholding at	relative to
	31 March 2005	31 March 2005	yearly salary	Target to be
	£’000	£’000%		achieved by

John Roberts	504.0	876.5	173.9	1 September 2004

Simon Batey	346.5	718.8	207.4	1 April 2005

Charlie Cornish	250.0	0.3	0.1	27 January 2009

Gordon Waters	294.0	312.2	106.2	1 June 2002

Note:
•	The value of the shareholding is based on share prices of 631.34 pence (ordinary share) and 449.91 pence (‘A’ share). These are the share prices averaged over the final three months of the financial year.

46	United Utilities Annual Report & Accounts 2005

Back to Contents

Pension arrangements
The main pension scheme is the United Utilities Pension Scheme (UUPS). It provides pensions and other benefits to members within Inland Revenue limits.

The remuneration committee recognises that pension is an important but potentially costly element of remuneration. Decisions have previously been made to close the defined benefit section of the scheme to newly recruited directors and other senior executives from 1 July 2003, and to stop entry to the defined benefit executive section (which provides enhanced benefits) for existing scheme members with effect from 1 April 2004. It was further agreed not to extend the use of unfunded arrangements to provide pension benefits above the Inland Revenue limits imposed on the pension scheme.

Newly recruited executive directors may join the defined contribution section of the scheme. They may make a regular contribution of up to seven per cent of basic pay and additional voluntary contributions provided total contributions do not exceed the Inland Revenue’s maximum i.e. 15 per cent of the earnings cap. The company contributes at twice the member’s regular contribution rate, the maximum being 14 per cent of basic pay (but not limited by the earnings cap). The normal pension age is 65. Charlie Cornish is a member of this section. He pays seven per cent of his pensionable pay subject to a maximum yearly contribution of 15 per cent of the earnings cap. The accrual of his pension benefits is currently limited by the earnings cap.

John Roberts, Simon Batey, Tom Drury and Gordon Waters are members of the defined benefit section. It provides a pension for them on normal retirement at age 60 based on a maximum accrual rate of 1/30th of pensionable earnings for each completed year of service. The maximum pension is two thirds of pensionable earnings. Early retirement is possible from age 50 if the company agrees. In the event of early retirement, pension benefits are actuarially reduced. John Roberts and Simon Batey contribute five per cent and Tom Drury and Gordon Waters six per cent of their pensionable pay to the pension scheme subject to a maximum yearly contribution of 15 per cent of the earnings cap.

The Finance Act 1989 restricts the pension benefits that can be paid by the scheme as the earnings cap limits pensionable earnings for calculating benefits. Arising from previous policy, the company has put in place separate arrangements for John Roberts, Simon Batey, Tom Drury and Gordon Waters (and a limited number of other senior executives), the effect of which is to provide pension benefits calculated on the same basis as for executives whose pensionable earnings are not limited by the cap. These arrangements are unfunded. At 31 March 2005, there were 26 such arrangements in place. Ten related to current executives, five to deferred pensioners and 11 to pension benefits in payment. Further information on payments made during the year and the total cost of the unfunded arrangements is given in note 26 to the accounts.

During the financial year 2005, the total amounts set aside or accrued by the company or its subsidiaries to provide pension, retirement or similar benefits for all directors and members of the executive leadership team as a group was £1,804,042. Non-executive directors do not participate in any of the company’s pension schemes.

Pension benefits are calculated on basic salary only. Tom Drury and Gordon Waters previously had a contractual entitlement to a pensionable bonus. Their bonus is no longer pensionable. To offset partially the reduction in their pensionable pay calculation, their pension benefits are based on notional pensionable pay of 1.225 and 1.3 times their basic pay respectively.

The pension benefits earned by directors during the year are shown in table 32.

During the year, the remuneration committee considered the potential impact of legislative changes on pensions policy. From April 2006, current Inland Revenue limits will cease to apply to benefits provided by the pension scheme under either the defined benefit or defined contribution sections. The trustees of the company’s various pension schemes will be examining the rule changes necessary to ensure the schemes qualify as registered pension schemes under the new regime. It is expected that there will be no change to the existing UUPS benefit limit of two-thirds of pensionable pay for members of the defined benefit section. If a member’s accrued fund exceeds the new lifetime allowance, the benefits payable by the scheme from that excess will be subject to a higher rate of income tax. There will be no arrangements to compensate members for any change in their personal tax liability.

Executives with unfunded arrangements are all members of the defined benefit section of UUPS. They will be given three months from the date the legislative changes take effect to decide whether to transfer the value of their unfunded benefit into the registered pension scheme. They may also choose whether all future fund accrual should be within the registered scheme or whether any benefit in excess of those generated within the lifetime allowance should accrue under the unfunded arrangement. There will be no arrangements to compensate for any change in personal tax liability on benefits payable by the registered pension scheme from any excess over the lifetime allowance.

The committee will further consider pension policy over the next year, particularly in relation to alternative arrangements to pension accrual.

Table 32: Executive directors’ pension benefits (defined benefit scheme)

				Increase in accrued pension during the year
	Accumulated total accrued						Accumulated total accrued
	pension at 1 April 2004				Transfer value	Total change	pension at 31 March 2005
					of increase	in transfer value
			Increase net	Member	(net of member	(net of member
		Transfer value	of inflation	contributions	contributions)	contributions)		Transfer value
	£’000 p.a.	£’000	£’000 p.a.(1)	£’000	£’000(2)	£’000(3)	£’000 p.a.	£’000

John Roberts	71.4	1,219.9	18.0	15.3	314.5	447.2	91.9	1,682.4

Simon Batey	42.3	526.6	12.8	15.3	161.3	239.6	56.6	781.5

Gordon Waters	88.6	1,464.0	19.5	15.3	331.0	498.5	111.2	1,977.8

Notes:
•	Pension accruals shown are the amounts that would be paid annually on retirement based on service to the end of the year, or date of leaving employment or retirement if earlier.
•	Transfer values have been calculated in accordance with version 8.1 of guidance note GN11 issued by the actuarial profession.
•	The transfer value of the net increase in pension (2) represents the incremental value to the director of his service during the year, calculated on the assumption that service terminated at the year end, or at date of leaving employment or retirement if earlier. It is based on the accrued pension increase (1) and is calculated after deducting the director’s contribution.
•	The change in the transfer value (3) includes the effect of fluctuations in the transfer value due to factors beyond the control of the company and directors, such as stock market movements. It is calculated after deducting the director’s contribution.
•	Voluntary contributions paid by directors and resulting benefits are not shown.
•	The transfer value represents a liability of the company to make pension payments in the future but not a sum paid to the individual.
•	During the year ended 31 March 2005, the company paid contributions for Charlie Cornish totalling £34,125 (2004 – £7,187) to the defined contribution section of the pension scheme.

United Utilities Annual Report & Accounts 2005	47

Back to Contents

Governance
Directors’ remuneration report continued

Contracts of service and compensation for termination
The company’s policy is that the executive directors and executive officers normally have one-year notice periods. The company may offer a longer notice period if it considers that necessary to recruit a new director or executive officer. If it offers an initial notice period of more than one year, it will usually reduce that to a rolling one-year notice period after the initial period has expired. All the current executive directors have one-year notice periods.

Contracts terminate automatically upon the director reaching age 60 (Charlie Cornish: 65) unless the company agrees that a director may continue to work after attaining age 60 (Charlie Cornish: 65). No special arrangements apply if there is a change of control.

Service contracts do not provide explicitly for termination payments (other than for holidays due but not taken), liquidated damages or payments in lieu of notice. If a contract is to be terminated, the remuneration committee will, in each circumstance, determine the compensation that may be paid, normally by reference to fixed elements of remuneration and the notice period. There is no automatic entitlement to payments under the annual bonus or performance share plan. Any annual bonus payment is at the discretion of the company; performance share plan vesting is at the discretion of the trustees based on a recommendation from the remuneration committee. A payment will not normally be made unless the termination is for a ‘good leaver’ reason such as a retirement or because of ill health or there are other special circumstances. Payments are then pro rated and subject to the performance conditions on which awards were granted (modified if appropriate) being satisfied.

The committee will apply such mitigation it considers is fair and reasonable. It will take into account the best practice provisions of the Combined Code and will take legal advice on the company’s liability to pay compensation and the amount of the compensation in each case. Its policy is to take a robust line on reducing compensation. It may phase payments to reflect a departing employee’s obligation to mitigate loss. The committee reviews this policy each year. No changes were made during the year. Details of directors’ and senior managers contracts are set out in table 33.

Table 33: Executive directors’ and senior managers’ service contracts

		Unexpired term
	Date of contract	(to 60th birthday•)		Notice period	Contractual compensation upon early termination

John Roberts	01.09.99	02.03.06		12 months (rolling)	No explicit provision
					(other than payment for outstanding holidays)

Simon Batey	01.04.00	04.09.13		12 months (rolling)	No explicit provision
					(other than payment for outstanding holidays)

Gordon Waters	01.03.96	06.06.07		12 months (rolling)	No explicit provision
					(other than payment for outstanding holidays)

Charlie Cornish	05.01.04	30.11.24	•	12 months (rolling)	No explicit provision
					(other than payment for outstanding holidays)

Tom Drury	09.05.05	14.09.21		12 months (rolling)	No explicit provision
					(other than payment for outstanding holidays)

Linda Booth	01.01.03	09.10.12		12 months (rolling)	No explicit provision
					(other than payment for outstanding holidays)

Hugh Logan	17.07.00	11.11.09		12 months (rolling)	No explicit provision
					(other than payment for outstanding holidays)

Ian Priestner	16.10.00	20.05.17		12 months (rolling)	No explicit provision
					(other than payment for outstanding holidays)

Tim Rayner	01.04.98	04.08.20		12 months (rolling)	No explicit provision
					(other than payment for outstanding holidays)

Note:
•	The unexpired term for Charlie Cornish is to his 65th birthday.

Approved by the board of directors on 1 June 2005 and signed on its behalf by

John Seed
Remuneration committee chairman

48	United Utilities Annual Report & Accounts 2005

Back to Contents

Governance
Corporate governance report

The Combined Code
In July 2003, the Financial Reporting Council in the UK issued a revised Combined Code on Corporate Governance which superseded the Combined Code published in 1998 (the ‘Combined Code’). Throughout the year, the board has complied fully with the revised Combined Code and this report, together with the remuneration report on pages 37 to 48, give details of how these principles have been applied.

The Board of Directors
“Every company should be headed by an effective board, which is collectively responsible for the success of the company.”(Combined Code principle A.1)

The board is scheduled to meet ten times each year with additional meetings called if required. The board has a formal schedule of matters reserved to it, which ensures that it takes all major strategy, policy and investment decisions affecting the group. In addition, it is responsible for business planning and risk management and for the development of group policies including such areas as health and safety, directors’ and senior managers’ remuneration and for social, environmental and ethical issues. Attendance by individual directors at meetings of the board and its committees during the year ended 31 March 2005 is shown in table 34 and full biographical details of the directors can be found on pages 33 and 34.

The chairman holds meetings with the non-executive directors without the executive directors present. Led by the senior independent director, the non-executive directors meet without the chairman present at least annually to appraise the chairman’s performance. Directors have a right to ensure that any concerns they have, which cannot be resolved about the running of the company or a proposed action, are recorded in the board minutes. In addition, upon resignation a non-executive director is asked to provide a written statement addressed to the chairman, for circulation to the board, if they have any such concerns.

The group’s governance structure ensures that all decisions are made by the most appropriate people in such a way that the decision-making process itself does not unnecessarily delay progress. The board has formally delegated specific responsibilities to board committees, including the audit (see page 52), remuneration (see page 38), nomination (see ‘Appointments to the board’ on page 50), approvals and treasury committees. All board committees are provided with sufficient resources to undertake their duties.

The approvals committee considers and approves expenditure and investment proposals within limits delegated by the board. Its members are the executive directors, the managing director of Your Communications and the company secretary.

The treasury committee considers and approves borrowing, leasing, bonding and other banking facilities within limits set by the board. Its members are the chairman, the chief executive, the group finance director and one of the other executive directors together with, for more significant or complex transactions, one other non-executive director.

The directors of subsidiary companies are legally responsible for those business entities. They are tasked with the delivery of the targets set within the budgets approved by the group board and for the implementation of group strategy and policy across their businesses. United Utilities Water PLC, for example, is a substantial business in its own right and its board includes two independent non-executive directors (Phillida Entwistle and Deborah Morton).

The company maintains an appropriate level of directors’ and officers’ insurance in respect of legal action against the directors.

Chairman and chief executive
“There should be a clear division of responsibilities at the head of the company between the running of the board and the executive responsibility for the running of the company’s business. No one individual should have unfettered powers of decision.” (Combined Code principle A.2)

Separate individuals have been appointed to the positions of chairman and of chief executive. The board has agreed clearly defined responsibilities for the roles and has adopted a set of guiding principles to govern the relationship between them. The chairman is primarily responsible for the working of the board. The chief executive is responsible for running the group’s business and for implementing board strategy and policy.

Board balance and independence
“The board should include a balance of executive and non-executive directors (and in particular independent non-executive directors) such that no individual or small group of individuals can dominate the board’s decision taking.” (Combined Code principle A.3)

The board aims to maintain a balance of executive and non-executive directors and, at the date of adoption of this statement, comprises the chairman, five executive directors and seven non-executive directors determined by the board to be independent. The directors have a wide and diverse range of business and other experience and expertise.

The Combined Code does not regard the chairman as being independent in view of his unique role in corporate governance although, were he not chairman, Sir Richard would satisfy the independence criteria laid down by the Combined Code. Taking into account the provisions of the Combined Code, the board has determined that all of the non-executive directors are independent and free from any business or other relationship which could compromise their independent judgement. In particular, the board has determined that Sir Peter Middleton remains independent, notwithstanding that he has served on the board for more than nine

Table 34: Attendance by individual directors at meetings of the board and its committees

	Board		Audit		Nomination		Remuneration

	Possible	Actual	Possible	Actual	Possible	Actual	Possible	Actual

John Roberts	17	16	n/a	n/a	3	3	n/a	n/a

Simon Batey	17	16	n/a	n/a	n/a	n/a	n/a	n/a

Charlie Cornish	17	16	n/a	n/a	n/a	n/a	n/a	n/a

Gordon Waters	17	14	n/a	n/a	n/a	n/a	n/a	n/a

Sir Richard Evans	17	17	n/a	n/a	3	3	n/a	n/a

Norman Broadhurst	17	13	7	7	3	3	6	6

David Jones	5	4	2	2	–	–	2	2

Sir Peter Middleton	17	15	7	6	3	2	6	4

Jane Newell	17	15	7	7	3	3	6	6

Andrew Pinder	17	16	7	5	3	2	6	6

John Seed	17	16	7	7	3	3	6	6

United Utilities Annual Report & Accounts 2005	49

Back to Contents

Governance
Corporate governance report continued

years. Andrew Pinder remains independent, notwithstanding that he receives additional remuneration as a non-executive director of Vertex. In making these determinations, the board took into account their breadth of experience, their financial independence and their other business interests.

Sir Peter Middleton has been appointed as senior independent director. The senior independent director would be available to shareholders if they have concerns which contact through the normal channels has failed to resolve or for which such contact is inappropriate. The full terms of reference for the senior independent director are available on the company’s web site but include the authority to call a meeting of the non-executive directors if, in his opinion, it is necessary: to lead a meeting of the non-executive directors without the chairman present at least annually to appraise the chairman’s performance; and to attend sufficient meetings with a range of major shareholders to listen to their views in order to help develop a balanced understanding of their issues and concern.

Appointments to the board
“There should be a formal, rigorous and transparent procedure for the appointment of new directors to the board.” (Combined Code principle A.4)

The board has constituted a nomination committee which meets at least once each year and otherwise as required. The committee considers and makes recommendations to the board on the composition, balance and membership of the board. The committee evaluates the balance of skills, knowledge and experience on the board and, in the light of this evaluation, prepares a description of the roles and capabilities required for a particular appointment. Its members are the non-executive directors, including the chairman (who is chairman of the committee, although the chairman will not chair the committee when the committee deals with the appointment of a successor to the chairmanship) together with the chief executive. As such, the majority of the members of the committee are independent non-executive directors. The nomination committee’s terms of reference are available to shareholders on request and are also available on the company’s web site. The committee met three times in the year to 31 March 2005.

The nomination committee leads the process for board appointments and makes recommendations to the board about filling vacancies on the board, appointing additional persons to the board and the re-election by shareholders of any director under the retirement by rotation provisions in the company’s articles of association. During the year, the committee prepared a description of the roles and capabilities required for the appointment of a non-executive director, engaged the services of Whitehead Mann and made recommendations to the board as part of the final selection process which led to the appointment of David Jones and Nick Salmon as non-executive directors.

The letters of appointment of non-executive directors are made available on the company web site. They set out the expected time commitment and non-executive directors undertake that they will have sufficient time to meet what is expected of them. Non-executive directors’ other significant commitments are disclosed to the board before appointment, with the board being notified of any subsequent changes.

The company recognises that its executive directors may be invited to become non-executive directors of companies outside the group and exposure to such non-executive duties can broaden experience and knowledge, which will be to the benefit of the company. Subject to board approval (which will not be given if the proposed appointment is with a competing company, would otherwise lead to a conflict of interest or could have a detrimental effect on a director’s performance), executive directors are allowed to accept one non-executive directorship and to retain the fees. However, the board’s policy is that no full time executive director should take on more than one non-executive directorship of a FTSE 100 company or the chairmanship of such a company. John

Roberts is a non-executive director of Volex Group plc, for which he earned and retained a fee of £26,000 during the year to 31 March 2005 and Simon Batey is a non-executive director of Arriva plc, for which he earned and retained a fee of £32,458 during the year to 31 March 2005.

Information and professional development
“The board should be supplied in a timely manner with information in a form and of a quality appropriate to enable it to discharge its duties. All directors should receive induction on joining the board and should regularly update and refresh their skills and knowledge.” (Combined Code principle A.5)

The quality of the contribution that directors, particularly non-executives, can make is directly dependent upon the quality of the information they receive. Accordingly, all directors receive comprehensive information on a regular basis. Board papers are normally distributed five days in advance of the relevant meeting to allow sufficient time for directors to be fully briefed. The papers are sufficiently detailed to enable the directors to obtain a thorough grasp of the management and financial performance of the company and the operating businesses. Minutes of committee meetings are circulated to all board members.

The board has established a governance framework which encourages all directors to bring an independent judgement to bear on issues of strategy, performance, resources, including key appointments and standards of conduct. New directors receive appropriate induction on joining the board. As part of this, the company has offered major shareholders the opportunity to meet David Jones and Nick Salmon as new non-executive directors.

All directors have access to the advice and services of the company secretary, who is responsible to the board for ensuring that board procedures are complied with. Both the appointment and removal of the company secretary are a matter for the board as a whole.

The board has adopted a protocol under which directors have access, through the company secretary, to independent professional advice at the company’s expense where they judge it necessary to discharge their responsibilities as directors.

Performance evaluation
“The board should undertake a formal and rigorous annual evaluation of its own performance and that of its committees and individual directors.” (Combined Code principle A.6)

During the year, the board conducted an evaluation of its own performance and that of its committees and individual directors.

The process involved the completion by each director of a confidential questionnaire. The questionnaire was modelled on the Chairmen’s Guide to the Board Performance Review published by the Chairmen’s Forum and was consistent with guidance published by the Chartered Institute of Secretaries and Administrators, and required each director to score the board’s performance on 64 issues, such as contribution to strategy, risk management, financial and operational reporting, board committees, matters reserved for the board, communication, company and board advisers, relations with the group’s regulators and board procedures and invited additional comments.

In addition, the members of the audit, group approvals, nomination, remuneration and treasury committees completed additional confidential questionnaires about the functioning of those committees, as did those managers and advisers who deal with those committees frequently. For example, in the case of the audit committee, the auditor and the group audit manager each completed confidential questionnaires about the audit committee.

The company secretary analysed the completed board and committee questionnaires and summarised the findings in a report for the chairman, which highlighted and prioritised the key areas of feedback. The chairman subsequently conducted one to one discussions with each of the board members based on the

50	United Utilities Annual Report & Accounts 2005

Back to Contents

summary report, after which the chairman reported back to the whole board on the evaluation process and its key findings. The board developed a plan to make changes in a number of areas, including updating skills, succession planning and creating more time for discussions on strategic issues, which either have already been implemented or will be implemented during the course of the current financial year.

The responses to the questionnaires demonstrated a high degree of consistency and the evaluation process affirmed the board’s confidence in the group’s system of corporate governance.

Re-appointment of directors
“All directors should be submitted for re-election at regular intervals, subject to continued satisfactory performance. The board should ensure planned and progressive refreshing of the board.” (Combined Code principle A.7)

The board initially appoints all new directors, on the recommendation of the nomination committee and following an appropriate recruitment process. Following the appointment of a new director, he or she is required to retire and seek election at the next annual general meeting. The company’s articles of association include provisions requiring one-third of all directors to retire and seek re-election at each annual general meeting, and ensuring that no director serves for more than three years without retiring and being proposed for re-election at an annual general meeting.

Biographical details of directors being submitted for election or reelection are set out in the notes accompanying the relevant notice of meeting.

Non-executive directors are appointed for specified terms subject to re-election under the company’s articles of association and subject to Companies Acts’ provisions relating to the removal of a director. The board explains to shareholders in the papers accompanying a resolution to elect a non-executive director why they believe that non-executive director should be elected. The chairman will confirm to shareholders when proposing re-election that, following formal performance evaluation, that individual’s performance continues to be effective and to demonstrate commitment to the role. Any term beyond six years for a non-executive director will be subject to particularly rigorous review, and will take into account the need for progressive refreshing of the board. Any non-executive director serving longer than nine years will be subject to annual re-election.

Financial reporting
“The board should present a balanced and understandable assessment of the company’s position and prospects.” (Combined Code principle C.1)

In presenting the annual and interim financial statements and similar significant publications, the directors aim to present a balanced and understandable assessment of the group’s position and prospects. In particular, the board has recognised the fact that the UK government has introduced legislation concerning the contents of a company’s operating and financial review which will take effect in 2006 and has endeavoured to conform with the Accounting Standards Board’s statement of best practice concerning such reporting in advance of the requirements becoming mandatory.

The considerable overlap between the new operating and financial review requirements and the format of the US Annual Report on Form 20-F has prompted the board to produce, for the first time, a single consolidated UK and US compliant Annual Report and 20-F which it hopes will provide a single source of information about the company. The board recognises that the majority of shareholders elect not to receive the full annual report and to receive in its place a summary financial statement. Accordingly, it has taken steps to ensure that such shareholders also receive a stakeholder report which summarises the most important features of the company’s activity during the year.

The directors have adopted the going concern basis in preparing these financial statements. This is based upon a review of the group’s budget for 2005/06, the five-year business plan and investment programme, together with the cash and committed borrowing facilities available to the group. The board also took into account potential contingent liabilities and other risk factors as interpreted by the ‘Guidance on Going Concern and Financial Reporting for Directors of Listed Companies registered in the United Kingdom’, published in November 1994.

As at 31 March 2005, an evaluation was carried out under the supervision and with the participation of senior management, including the chief executive and group finance director, of the effectiveness of the design and operation of the company’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the company’s evaluation, the chief executive and group finance director concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports the company files and submits under UK and US legislation, is recorded, processed, summarised and reported as and when required.

In addition, there has been no change in the company’s internal controls or in other factors, during the period covered by this annual report, that has materially affected, or is reasonably likely to materially affect, the disclosure controls.

Statement of directors’ responsibilities
In accordance with statutory requirements, the directors are responsible for preparing financial statements for each financial year which give a true and fair view of the company’s and the group’s state of affairs as at the end of the financial year, and of the profit or loss and cash flows for the financial year.

The directors consider that, in preparing the financial statements, the group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates. All applicable accounting standards have been followed, subject to any departure and explanation described in the notes to the consolidated financial statements.

The directors have a legal responsibility for ensuring that the company keeps accounting records which disclose, with reasonable accuracy at any time, the company’s and the group’s financial position and which enable them to ensure the financial statements comply with the Companies Act 1985. The directors also have a general legal responsibility for taking such steps as are reasonably open to them to safeguard the company’s and the group’s assets and to prevent and detect fraud and other irregularities. The external auditor’s statement about its reporting responsibilities is set out on page 55.

Internal control
“The board should maintain a sound system of internal control to safeguard shareholders’ investment and the company’s assets.” (Combined Code principle C.2)

The board is responsible for the group’s system of internal controls and for reviewing its effectiveness. Throughout the year under review and up to the date of this report, the board has operated procedures meeting the requirements of the Combined Code relating to internal control as set out in the September 1999 guidance ‘Internal Control Guidance for Directors on the Combined Code’ published by the Institute of Chartered Accountants in England and Wales. Each year the board reviews all controls, including financial, operational and compliance controls and risk management procedures. The internal control system is designed to manage, rather than to eliminate, the risk of failure to achieve the company’s business objectives and can only provide reasonable,

United Utilities Annual Report & Accounts 2005	51

Back to Contents

Governance
Corporate governance report continued

and not absolute, assurance against material misstatement or loss.

In addition, the board is making preparations for compliance with s404 of the US Sarbanes-Oxley Act of 2002. This includes ensuring that key financial controls are adequately documented and that they have been specifically tested.

The key features of the internal control system are:

•	a control environment with clearly defined organisation structures operating within a framework of policies and procedures covering every aspect of the business;

•	comprehensive business planning, risk assessment and financial reporting procedures including the annual preparation of detailed operational budgets for the year ahead and projections for subsequent years;

•	a monthly board review of financial and non-financial key performance indicators to assess progress towards objectives;

•	monthly meetings prior to each board meeting of the executive leadership team, a forum in which the executive directors, the managing directors of the group’s businesses, the group functional directors and the company secretary exchange information and discuss strategic and operational issues which are of group-wide importance;

•	regular monitoring of risks and control systems throughout the year by the operating businesses, supported by the use of risks and issues databases;

•	a self-certification process, subject to internal audit, whereby the operating businesses are required to confirm that the system of internal control is operating effectively;

•	an internal audit function to provide independent scrutiny of internal control systems and risk management procedures;

•	a bi-monthly risk management forum chaired by the group finance director, and comprising the company secretary, the group audit manager, the group health and safety manager and senior representatives from each of the operating businesses, to scrutinise key risks in-depth;

•	a quarterly sustainable development panel chaired by the chief executive, and comprising the managing directors of United Utilities North West and United Utilities Contract Solutions, the head of environment and the community and three external professional specialists, Walter Menzies, Clive Jeanes and Dr Mark Everard. The role of the panel is to advise on environmental policy and, in particular, to identify risks to the environment, recommend targets and monitor performance against those targets;

•	an annual risk assessment exercise involving self-assessment by management of all business risks in terms of impact, likelihood and control strength and an objective challenge of that assessment by the internal audit team;

•	health and safety performance reviews carried out by our in-house safety professionals in addition to the normal health and safety risk assessment and management processes carried out within each of the operating businesses;

•	centralised treasury operations operating within defined limits and subject to regular reporting requirements and internal audit reviews; and

•	established procedures, set out in a group internal control manual, for planning, approving and monitoring major capital expenditure, major projects and the development of new business which includes short and long-term budgets, risk evaluation, detailed appraisal and review procedures, defined authority levels and post-investment performance reviews.

The audit committee and the auditor
“The board should establish formal and transparent arrangements for considering how they should apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the company’s auditors.” (Combined Code principle C.3)

The audit committee’s members are the non-executive directors who are determined in accordance with UK and US corporate governance rules to be independent. Norman Broadhurst is its chairman and the board is satisfied that he has recent and relevant financial experience as required by the Combined Code and is an audit committee financial expert as defined by Item 16A of Form-20F. The committee met seven times in the year to 31 March 2005.

The committee has primary responsibility for making a recommendation on the appointment, reappointment and removal of the external auditor to the board, for it to put to shareholders for their approval in general meeting. It keeps under review the scope and results of the audit and its cost-effectiveness and the independence and objectivity of the auditor. The committee has established policies and procedures to pre-approve the provision of any audit or non-audit services and keeps the nature and extent of non-audit services under review. It reviews the half year and annual financial statements before submission to the board, reviews periodically the scope, remit and effectiveness of the internal audit function and the effectiveness of the group’s internal control system. It also reviews arrangements by which staff of the company may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. The terms of reference of the audit committee are available to shareholders on request and are also are available on the company’s web site.

The audit committee reviews, at least annually, arrangements by which staff of the group may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. During the year, the board, on the recommendation of the audit committee, adopted a revised disclosure policy and have implemented a confidential voice mailbox for employees who want to report any concerns which they may have. The committee’s objective is to ensure that arrangements are in place for the proportionate and independent investigation of such matters and for appropriate follow-up action.

The audit committee keeps under review the scope and results of the external audit, its cost effectiveness, the independence and objectivity of the auditor and the nature and extent of non-audit services supplied to the group by the external auditor, seeking to balance the maintenance of objectivity and value for money.

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

Non-audit services are allowed under the procurement of audit and non-audit services policy and do not affect the independence of the external auditor, but do require the pre-approval of the audit committee prior to the engagement. Specific approval may be delegated to a designated member of the audit committee, with such approvals to be reported to the next audit committee meeting. In granting such approval, the designated member of the audit committee is required to consider the cumulative proportion of fees paid for such work compared with the statutory audit fees. In the financial year 2004/05, all services were pre-approved by the audit committee and none was undertaken without such pre-approval pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

The group also maintains a list of prohibited services that cannot be provided by the group’s auditors as they are considered by statute or, in the group’s opinion, to be incompatible with the role of the

52	United Utilities Annual Report & Accounts 2005

Back to Contents

independent auditor.

The fees paid or payable to the auditor in the year ender review are set out in table 35.

Table 35: Fees to Deloitte & Touche LLP

	2005	2004
	£’000	£’000

Audit fees	590.0	563.1

Audit related fees (1)	825.0	882.0

Tax fees (2)	300.0	335.0

Total	1,715.0	1,780.1

Notes
(1)	Audit related fees are fees billed for work on regulatory returns and assurance work reasonably related to the statutory audit, including due diligence and assurance work, work associated with raising debt and equity finance and securities filing work.

(2)	Tax fees are fees incurred for tax compliance, tax advice and related tax work.
(3)	In addition to the above, fees relating to joint ventures of the group were paid to Deloitte & Touche LLP in 2005 totalling £15,000 (2004 – £66,800).

Dialogue with institutional shareholders
“There should be a dialogue with institutional shareholders based on the mutual understanding of objectives. The board as a whole has responsibility for ensuring that a satisfactory dialogue with shareholders takes place.” (Combined Code principle D.1)

There is a programme of investor meetings and presentations which take place throughout the year, both in the UK and overseas. During the year, the board met or offered to meet with 116 different funds, representing 43 per cent of the company’s issued ordinary share capital. This, together with regular announcements of significant events affecting the group and frequent updates on current trading, emphasises the board’s commitment to keeping the company’s equity and debt investors informed of developments affecting the group. The board regards this programme as important to improve investors’ awareness of the business and for the board to gain an understanding of investors’ priorities.

The board has taken steps to ensure that members of the board, and in particular, the non-executive directors, develop an understanding of the views of major shareholders about their company through an annual survey of shareholder opinion produced for the company by Makinson Cowell. Non-executive directors are offered the opportunity to attend meetings with major shareholders and would attend them if requested by major shareholders.

Constructive use of the annual general meeting
“The board should use the AGM to communicate with investors and to encourage their participation.” (Combined Code principle D.2)

The board encourages shareholders to exercise their right to vote at the annual general meeting. The notice calling the meeting and related papers are sent to shareholders at least 20 working days before the meeting and separate resolutions are proposed on each substantially separate issue.

At annual general meetings, voting on all resolutions takes place by means of a poll which ensures that all shareholders’ votes are taken into account, whether lodged in person at the meeting, or by proxy. The poll vote is scrutinised by Lloyds TSB Registrars.

Presentations are made on the progress and performance of the business prior to the formal business of the meeting.

Shareholders are encouraged to participate through a question and answer session and individual directors or, where appropriate, the chairman of the relevant committee, respond to those questions directly. Normally, the chairmen of the audit, nomination and remuneration committees will be available at the AGM to answer questions relevant to the work of those committees. All directors normally attend the AGM.

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

DIFFERENCES IN UK/NYSE CORPORATE GOVERNANCE PRACTICES
Under the New York Stock Exchange (‘NYSE’) corporate governance rules for listed companies, as a NYSE-listed foreign private issuer, United Utilities PLC must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under NYSE listing standards. United Utilities PLC believes the following to be the significant differences between its corporate governance practices and NYSE corporate governance rules applicable to US companies.

US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The Listing Rules of the UK Financial Services Authority require each listed company incorporated in the United Kingdom to include in its annual report and accounts a narrative statement of how it has applied the principles of the Combined Code and a statement as to whether or not it has complied with the best practice provisions of the Combined Code throughout the accounting period covered by the annual report and accounts. A company that has not complied with the Combined Code provisions, or complied with only some of the Combined Code provisions or (in the case of provisions whose requirements are of a continuing nature) complied for only part of an accounting period covered by the report, must specify the Combined Code provisions with which it has not complied, and (where relevant) for what part of the reporting period such non-compliance continued, and give reasons for any non-compliance. United Utilities PLC has complied throughout its 2004/05 financial year with the best practice provisions of the Combined Code. The Combined Code does not require United Utilities PLC to disclose the full range of corporate governance guidelines with which it complies.

Under NYSE standards, companies are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. The United Utilities’ nomination committee, which follows the requirements of the Combined Code, includes seven members who are independent under Combined Code rules (six being deemed independent under NYSE rules) together with the non-executive chairman and the chief executive. The committee’s terms of reference do not require the committee to develop and recommend corporate governance principles for United Utilities PLC.

Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. During the 2004/05 financial year, United Utilities’ non-executive directors met once as a group with the non-executive chairman, but with no executive directors present and once as a group without the chairman or the executive directors present.

In accordance with the requirements of the Combined Code, United Utilities reports on how its committees and its directors are evaluated and on the results of such evaluations and it provides extensive information regarding directors’ compensation in the ‘Directors’ remuneration report’ at pages 37 to 48. The terms of reference of United Utilities’ audit, nomination and remuneration committees are available on the company’s web site.

NYSE listing standards require US companies to adopt a code of

United Utilities Annual Report & Accounts 2005	53

Back to Contents

Governance
Corporate governance report continued

business conduct and ethics for directors, officers and employees, and to disclose promptly any waivers of the code for directors or executive officers. The group has adopted a set of business principles, which applies to the employees of all United Utilities companies, including the chief executive, the group finance director and the group financial controller which comply with the NYSE requirements. United Utilities’ Business Principles are available on the company’s web site.

Under NYSE listing rules applicable to US companies, independent directors must comprise a majority of the board of directors. The NYSE rules include detailed tests for determining director independence while the Combined Code, which is followed by United Utilities, prescribes a more general standard for determining director independence. Currently, six of United Utilities’ directors satisfy the tests for independence set out in the NYSE rules. The Combined Code requires a company’s board to assess director independence by affirmatively concluding that the director is independent of management and free from any business or other relationship that could materially interfere with the exercise of independent judgement.

Finally, a chief executive officer of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE listing rules applicable to foreign private issuers, United Utilities’ chief executive is not required to provide the NYSE with this annual compliance certification. However, in accordance with rules applicable to both US companies and foreign private issuers, the chief executive will be required to promptly notify the NYSE in writing if any executive officer becomes aware of any material non-compliance with the NYSE corporate governance standards applicable to United Utilities.

54	United Utilities Annual Report & Accounts 2005

Back to Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the consolidated balance sheets of United Utilities PLC and subsidiaries (the “Company”) as of 31 March 2005 and 2004, and the related consolidated profit and loss account and consolidated cash flow statements for each of the three years in the period ended 31 March 2005, as listed in the Item 17. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate for the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of United Utilities PLC and subsidiaries at 31 March 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2005 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended 31 March 2005 and the determination of shareholders’ equity and financial position at 31 March 2005 and 2004, to the extent summarised in Note 37 to the consolidated financial statements as listed in the accompanying index. The reported net income for the years ended 31 March 2005 and 2004 and consolidated shareholders’ equity at 31 March 2004 as determined in accordance with accounting principles generally accepted in the United States of America have been restated for the items described in note 37.

DELOITTE & TOUCHE LLP
Manchester, United Kingdom

1 June 2005

United Utilities Annual Report & Accounts 2005	55

Back to Contents

Financial statements
Consolidated profit and loss account

		Before	Goodwill		Before	Goodwill		Before	Goodwill
		goodwill and	and		goodwill and	and		goodwill and	and
		exceptional	exceptional	2005	exceptional	exceptional	2004	exceptional	exceptional	2003
		items	items	Total	items	items	Total	items	items	Total
For the year ended 31 March	Note	£m	£m	£m	£m	£m	£m	£m	£m	£m

Turnover: group and share of joint ventures	2	2,368.2	–	2,368.2	2,115.5	–	2,115.5	1,920.5	–	1,920.5

Less: share of joint venture turnover	2	(114.3)	–	(114.3)	(55.5)	–	(55.5)	(41.7)	–	(41.7)

Group turnover		2,253.9	–	2,253.9	2,060.0	–	2,060.0	1,878.8	–	1,878.8

Net operating costs	3	(1,585.5)	(45.2)	(1,630.7)	(1,477.2)	(12.7)	(1,489.9)	(1,332.7)	(36.1)	(1,368.8)

Group operating profit		668.4	(45.2)	623.2	582.8	(12.7)	570.1	546.1	(36.1)	510.0

Share of operating profit of joint ventures	2, 14	23.4	(0.7)	22.7	14.3	(0.7)	13.6	15.6	(0.7)	14.9

Total operating profit	2	691.8	(45.9)	645.9	597.1	(13.4)	583.7	561.7	(36.8)	524.9

Profit on sale or termination of operations	4	–	4.5	4.5	–	4.3	4.3	–	34.0	34.0

Profit/(loss) on disposal of fixed assets	4	–	4.1	4.1	–	(2.4)	(2.4)	–	–	–

Profit on ordinary activities before interest		691.8	(37.3)	654.5	597.1	(11.5)	585.6	561.7	(2.8)	558.9

Net interest payable and similar charges:

Group		(270.9)	–	(270.9)	(237.6)	–	(237.6)	(220.1)	–	(220.1)

Joint ventures	7, 14	(13.2)	–	(13.2)	(10.5)	–	(10.5)	(11.3)	–	(11.3)

	7	(284.1)	–	(284.1)	(248.1)	–	(248.1)	(231.4)	–	(231.4)

Profit on ordinary activities before taxation		407.7	(37.3)	370.4	349.0	(11.5)	337.5	330.3	(2.8)	327.5

Current taxation credit on profit on ordinary activities	8			31.7			20.9			29.1

Deferred taxation (charge)/credit on ordinary activities	8			(75.3)			3.4			(85.9)

Taxation credit on exceptional items	8			8.1			0.8			9.4

Taxation on profit on ordinary activities	8			(35.5)			25.1			(47.4)

Profit on ordinary activities after taxation				334.9			362.6			280.1

Equity minority interest				(1.8)			(1.6)			(2.3)

Profit for the financial year	25			333.1			361.0			277.8

Dividends	9, 25			(324.7)			(315.3)			(264.8)

Retained profit for the financial year				8.4			45.7			13.0

Basic earnings per share	10			46.8p			54.5p			45.8p

Diluted earnings per share	10			42.2p			52.1p			45.7p

See accompanying notes to the accounts.

There were no differences between reported profits and historical cost profits on ordinary activities before taxation in any of the above financial years.

All activities relate to continuing operations.

56	United Utilities Annual Report & Accounts 2005

Back to Contents

Financial statements
Balance sheets

		Group		Company

		2005	2004	2005	2004
At 31 March	Note	£m	£m	£m	£m

Fixed assets

Intangible assets	12	116.9	116.1	–	–

Tangible assets	13	8,234.9	7,769.4	0.8	0.9

Investments in subsidiary undertakings	14	–	–	4,833.1	5,738.4

Investments in joint ventures:

– share of gross assets		281.0	300.5	–	–

– share of gross liabilities		(210.5)	(230.5)	–	–

	14	70.5	70.0	–	–

Other investments	14	9.7	3.0	–	–

		8,432.0	7,958.5	4,833.9	5,739.3

Current assets

Stocks	15	19.1	17.1	–	–

Debtors	16	774.9	493.9	1,442.3	1,363.6

Investments	17	833.3	1,007.8	319.3	637.5

Cash at bank and in hand		49.0	42.1	–	–

		1,676.3	1,560.9	1,761.6	2,001.1

Creditors: amounts falling due within one year	18	(1,756.6)	(1,374.8)	(1,387.9)	(1,140.2)

Net current (liabilities)/assets		(80.3)	186.1	373.7	860.9

Total assets less current liabilities		8,351.7	8,144.6	5,207.6	6,600.2

Creditors: amounts falling due after more than one year	19	(4,820.5)	(4,702.0)	(914.9)	(1,120.6)

Provisions for liabilities and charges	21	(412.5)	(339.7)	(0.4)	–

Net assets		3,118.7	3,102.9	4,292.3	5,479.6

Capital and reserves

Called up share capital	25	716.2	711.8	716.2	711.8

Share premium account	25	1,038.7	1,023.1	1,038.7	1,023.1

Profit and loss account	25	1,362.5	1,348.4	1,193.6	1,199.9

Other reserves	25	–	–	1,343.8	2,544.8

Equity shareholders’ funds		3,117.4	3,083.3	4,292.3	5,479.6

Equity minority interest		1.3	19.6	–	–

Capital employed		3,118.7	3,102.9	4,292.3	5,479.6

See accompanying notes to the accounts.

Approved by the board of directors on 1 June 2005 and signed on its behalf by

Sir Richard Evans	Simon Batey
Chairman	Group finance director

United Utilities Annual Report & Accounts 2005	57

Back to Contents

Financial statements
Consolidated cash flow statement

		2005	2004	2003
For the year ended 31 March	Note	£m	£m	£m

Net cash inflow from operating activities	29	724.9	923.5	851.5

Income from joint ventures		3.1	1.2	2.8

Returns on investments and servicing of finance	30	(263.1)	(151.8)	(218.9)

Taxation		0.9	(2.6)	–

Capital expenditure and financial investment	31	(883.8)	(1,018.0)	(697.9)

Acquisitions and disposals

Acquisitions	32	(48.2)	(46.0)	(4.9)

Disposals	32	65.2	–	7.9

		17.0	(46.0)	3.0

Equity dividends paid		(317.5)	(281.2)	(262.0)

Cash outflow before use of liquid resources and financing		(718.5)	(574.9)	(321.5)

Management of liquid resources	33	176.9	(338.4)	(282.0)

Financing

Issues of shares	34	20.0	504.1	3.3

Increase in debt	34, 35	523.3	418.8	610.5

		543.3	922.9	613.8

Increase in cash		1.7	9.6	10.3

Reconciliation of net cash flow to movement in net debt

		2005	2004	2003
For the year ended 31 March	Note	£m	£m	£m

Increase in cash		1.7	9.6	10.3

Cash inflow from increase in debt and lease financing	34, 35	(523.3)	(418.8)	(610.5)

Cash (inflow)/outflow from management of liquid resources	33	(176.9)	338.4	282.0

Change in net debt resulting from cash flows	35	(698.5)	(70.8)	(318.2)

Exchange and other non-cash adjustments	35	(4.2)	6.3	5.1

Movement in net debt		(702.7)	(64.5)	(313.1)

Opening net debt		(3,438.4)	(3,373.9)	(3,060.8)

Net debt at 31 March	35	(4,141.1)	(3,438.4)	(3,373.9)

Statement of total recognised gains and losses

				Group

		2005	2004	2003
For the year ended 31 March	Note	£m	£m	£m

Profit for the period

Group		321.4	360.3	275.9

Joint ventures	14	11.7	0.7	1.9

	25	333.1	361.0	277.8

Currency translation adjustment on equity investment in Argentina	4, 25	–	–	(6.8)

Other exchange adjustments	25	3.7	2.2	4.0

Total recognised gains and losses since last annual report		336.8	363.2	275.0

58	United Utilities Annual Report & Accounts 2005

Back to Contents

Financial statements
Reconciliations of movements in equity shareholders’ funds

				Group		Company

		2005	2004	2003	2005	2004
For the year ended 31 March	Note	£m	£m	£m	£m	£m

Profit for the period	25	333.1	361.0	277.8	316.4	269.6

Dividends	25	(324.7)	(315.3)	(264.8)	(324.7)	(315.3)

Retained profit/(loss) for the financial year		8.4	45.7	13.0	(8.3)	(45.7)

New share capital issued	25	20.0	504.1	3.3	20.0	504.1

Goodwill on business disposals	25	–	–	0.9	–	–

Currency translation adjustment on equity investment in Argentina	25	–	–	(6.8)	–	–

Own shares released from/(held in) employee share trust	25	2.0	(2.3)	–	2.0	(2.3)

Revaluation adjustment	25	–	–	–	(1,201.0)	–

Other exchange adjustments	25	3.7	2.2	4.0	–	–

Net increase/(decrease) in equity shareholders’ funds for the year		34.1	549.7	14.4	(1,187.3)	456.1

Opening equity shareholders’ funds		3,083.3	2,533.6	2,519.2	5,479.6	5,023.5

Equity shareholders’ funds at end of the year		3,117.4	3,083.3	2,533.6	4,292.3	5,479.6

United Utilities Annual Report & Accounts 2005	59

Back to Contents

Financial statements
Notes to the accounts

1   ACCOUNTING POLICIES
The following accounting policies have been applied consistently in dealing with items that are considered material in relation to the group’s financial statements.

(a)   Basis of preparation of financial statements
The consolidated financial statements of United Utilities PLC and its subsidiaries (the group) set out on pages 56 to 84 have been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards and the Companies Act 1985, except as noted below under item (h).

Unless otherwise stated, the acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

The preparation of financial statements, in conformity with generally accepted accounting principles in the United Kingdom, requires management to make estimates and assumptions that affect the:

–	reported amounts of assets and liabilities;

–	disclosure of contingent assets and liabilities at the date of the financial statements; and

–	reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates.

(b)   Cash
In the consolidated cash flow statement and related notes, cash includes cash at bank, deposits repayable on demand and overdrafts. Deposits are repayable on demand if they are, in practice, available within 24 hours without penalty.

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

(e)   Pre-contract costs
Costs incurred in the development of activities are treated in accordance with Urgent Issues Task Force (UITF) Abstract 34 ‘Pre-contract costs’, which requires that pre-contract costs should only be recognised as an asset after the point where it is virtually certain that a contract will be entered into with net cash inflows that will recover the costs capitalised. Such capitalised costs are amortised over the expected contract period.

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

(h)   Grants and contributions
Capital contributions towards infrastructure assets are deducted from the cost of those assets. This is not in accordance with Schedule 4 to the Companies Act 1985, under which the infrastructure assets should be stated at their purchase price or production cost and the capital contributions treated as deferred income and released to the profit and loss account over the useful life of the corresponding assets. The directors are of the opinion that, although provision is made for depreciation of infrastructure assets (see item (g) above), these assets have no finite economic lives and the capital contributions would therefore remain in the balance sheet in perpetuity. The treatment otherwise required by the Companies Act 1985 would not present a true and fair view of the group’s effective investment in infrastructure assets. The financial effect of this accounting policy is set out in note 13.

Grants receivable in respect of other tangible fixed assets are treated as deferred income, which is credited to the profit and loss account over the estimated economic lives of the related assets.

(i)   Leased assets
Assets financed by leasing arrangements, which transfer substantially all the risks and rewards of ownership to the lessee (finance leases), are capitalised in the consolidated balance sheet and the corresponding capital cost is shown as an obligation to the lessor. Leasing repayments comprise both a capital and a finance element. Where the lease is of a fixed interest rate nature, the finance element is written off to the profit and loss account so as to produce an approximately constant periodic rate of charge on the outstanding obligation. Where the lease is of a floating interest rate nature, the finance element written off to the profit and loss account reflects the floating interest rate charge incurred during the period on the outstanding obligation. Such assets are depreciated over the shorter of their estimated useful lives and the period of the lease.

Operating lease rentals are charged to the profit and loss account on a straight line basis over the period of the lease.

(j)   Fixed asset investments
Fixed asset investments, except for investments in joint ventures, are stated at the lower of cost and recoverable amount. The consolidated profit and

60	United Utilities Annual Report & Accounts 2005

Back to Contents

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

In addition, the group also operates a defined contribution scheme, for which the amount charged to the profit and loss account in respect of pension costs is the contributions payable in the year. Differences between contributions payable in the year and contributions paid are shown as either accruals or prepayments in the balance sheet.

The group has included the disclosure requirements of FRS 17 ‘Retirement Benefits’ in note 26, together with details of pension and funding arrangements.

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

(p) Joint ventures
Joint ventures are entities in which United Utilities PLC holds an interest on a long-term basis and which are jointly controlled with one or more other parties under a contractual arrangement. The group’s share of profits, less losses of joint ventures, is included in the consolidated profit and loss account on the gross equity accounting basis.

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
Shares issued as a result of the exercise of options granted in accordance with the rules of the schemes (see note 25) are recorded in share capital and share premium at their exercise price at the date the option is exercised. A compensation expense is recorded in respect of the executive share option schemes for the difference, if any, between the exercise price and the share price at the date of grant.

The costs of short-term and long-term incentive awards are expensed on a straight line basis over the period in which performance is measured. The amount to be expensed is based upon management’s estimate of the probability that the performance criteria will be met.

In respect of the group’s Sharesave schemes, no compensation expense is recorded for the difference between the exercise price and the share price at the date of grant or exercise, as the group is taking advantage of the exemption permitted by UITF 17 ‘Employee share schemes’ in respect of Inland Revenue approved SAYE schemes.

(s)	Environmental remediation
Environmental expenditure that relates to current or future revenues is

United Utilities Annual Report & Accounts 2005	61

Back to Contents

Financial statements
Notes to the accounts continued

expensed or capitalised as appropriate. Expenditure that relates to an existing condition caused by past operations and does not contribute to current or future earnings is expensed.

Liabilities for environmental costs are recognised when there is a legal or constructive obligation, environmental assessments or clean-ups are probable and the associated costs can be reasonably estimated. Generally, the timing of these provisions coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites.

(t)	Recent UK accounting pronouncements
The accounts for the year ended 31 March 2005 have been prepared under UK GAAP. These policies will be replaced by International Financial Reporting Standards (IFRS) with effect from 1 April 2005 and the group will publish its interim financial statements and 2006 Annual Report and Accounts in accordance with IFRS.

62	United Utilities Annual Report & Accounts 2005

Back to Contents
2	SEGMENTAL INFORMATION
Turnover, total operating profit and net operating assets for each class of business and by geographical origin are set out below:

		Turnover			2(a)	Total operating profit		2(b)	Net operating assets			2(c)

		2005	2004	2003		2005	2004	2003	2005	2004	2003
	Note	£m	£m	£m		£m	£m	£m	£m	£m	£m

Continuing businesses:

Licensed multi-utility operations		1,384.7	1,300.7	1,230.1		587.9	519.6	502.8	7,838.4	7,107.7	6,553.7

Infrastructure management		543.1	446.9	397.1		79.2	67.8	58.8	127.6	132.6	82.8

Business process outsourcing		396.4	368.5	307.6		26.4	25.1	18.8	155.5	111.7	121.6

Telecommunications		233.6	185.6	161.7		(5.1)	(16.6)	(19.5)	236.8	227.2	197.1

Other activities		–	–	–		7.8	5.9	5.1	(47.3)	(46.8)	(46.9)

Corporate costs		–	–	–		(4.4)	(4.7)	(4.3)	–	–	–

		2,557.8	2,301.7	2,096.5		691.8	597.1	561.7	8,311.0	7,532.4	6,908.3

Goodwill amortisation	2(d)	–	–	–		(16.2)	(8.8)	(7.5)	–	–	–

Inter-business eliminations	2(e)	(189.6)	(186.2)	(176.0)		–	–	–	–	–	–

Continuing operations, before
exceptional charge		2,368.2	2,115.5	1,920.5		675.6	588.3	554.2	8,311.0	7,532.4	6,908.3

Exceptional items	2(f)	–	–	–		(29.7)	(4.6)	(29.3)	–	–	–

		2,368.2	2,115.5	1,920.5		645.9	583.7	524.9	8,311.0	7,532.4	6,908.3

By geographical origin:	2(g)

United Kingdom		2,287.1	2,051.5	1,868.3		628.7	569.2	515.3	8,241.7	7,465.0	6,862.1

Europe		29.9	18.9	12.5		7.2	3.4	2.1	41.4	40.7	32.0

Rest of the world		51.2	45.1	39.7		10.0	11.1	7.5	27.9	26.7	14.2

		2,368.2	2,115.5	1,920.5		645.9	583.7	524.9	8,311.0	7,532.4	6,908.3

The accounting policies for each segment are the same as those appearing on pages 60 to 62.

(a)	Turnover includes the group’s share of joint venture turnover of £114.3 million (2004 – £55.5 million; 2003 – £41.7 million) primarily relating to infrastructure management.

(b)	Total operating profit comprises group operating profit amounting to £623.2 million (2004 – £570.1 million; 2003 – £510.0 million) and share of operating profits of joint ventures of £22.7 million (2004 – £13.6 million; 2003 – £14.9 million).

For 2005, the above segmental analysis is combined with the non-operating exceptional credit of £8.6 million (2004 – £1.9 million; 2003 – £34.0 million) as discussed in note 4 of the accounts, and net interest payable of £284.1 million (2004 – £248.1 million; 2003 – £231.4 million) as shown in note 7 of the accounts, to give profit on ordinary activities before taxation of £370.4 million (2004 – £337.5 million; 2003 – £327.5 million).

(c)	Net operating assets comprise fixed assets and net current (liabilities)/assets excluding net debt, corporation taxation and dividends.

(d)	Goodwill amortisation for 2005 consists of £9.9 million relating to telecommunications (2004 – £4.0 million; 2003 – £3.4 million), £5.4 million relating to business process outsourcing (2004 – £3.8 million; 2003 – £2.8 million) and £0.9 million relating to infrastructure management (2004 – £1.0 million; 2003 – £1.3 million).

(e)	The inter-business eliminations are principally from business process outsourcing and infrastructure management primarily to the licensed multi-utility operations, substantially within the United Kingdom.

(f)	Business restructuring costs in 2005 of £29.7 million relate to severance costs of £22.9 million in licensed multi-utility operations, £4.9 million in business process outsourcing, £1.5 million in infrastructure management and £0.4 million of corporate costs. Business restructuring costs in 2004 of £4.6 million related to costs arising from the Eurocall acquisition. In 2003, severance costs of £3.8 million related to telecommunications.

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

(g)	The geographical destination of turnover does not differ materially from the geographical origin analysis above.

United Utilities Annual Report & Accounts 2005	63

Back to Contents

Financial statements
Notes to the accounts continued

3	NET OPERATING COSTS

		2005	2004	2003
	Note	£m	£m	£m

Employee costs:	3(a)

Wages and salaries		418.6	383.0	329.8

Social security costs		34.1	30.9	24.6

Pension costs	26	54.5	11.2	8.2

		507.2	425.1	362.6

Capital schemes and charges against provisions		(81.4)	(72.0)	(69.8)

		425.8	353.1	292.8

Depreciation:	3(b)

Owned fixed assets		364.2	366.2	345.6

Fixed assets held under finance leases		1.7	1.8	4.2

Amortisation of intangible assets		15.5	8.1	7.1

		381.4	376.1	356.9

Other operating costs:

Auditor’s remuneration for audit services		0.6	0.6	0.5

Research and development		0.8	0.8	0.8

Operating leases:

– hire of plant and machinery		5.6	5.9	4.5

– land and buildings		13.1	10.0	8.2

Cost of sales		528.6	495.6	451.2

Rents and rates		60.8	65.4	75.7

General, administration and other costs		196.2	193.4	163.8

		805.7	771.7	704.7

Other income	5	(11.9)	(15.6)	(14.9)

		793.8	756.1	689.8

Net operating costs before exceptional items		1,601.0	1,485.3	1,339.5

Exceptional items:

– business restructuring	3(a)	29.7	4.6	3.8

– adjustment to the carrying value of telecommunications assets	3(b)	–	–	25.5

Total net operating costs		1,630.7	1,489.9	1,368.8

Fees paid or payable to Deloitte & Touche LLP and its associates for non-audit services during the year were £1.1 million (2004 – £1.2 million) primarily relating to regulatory returns, work associated with raising debt and equity finance, due diligence and tax work. Further analysis of non-audit fees is included within the Corporate Governance section of this report. The audit fee for 2005 in relation to the company amounted to £90,000 (2004 – £81,000).

Information relating to the emoluments, long-term incentives, share options and pension entitlements of the directors is contained in the report on remuneration.

(a)	Employee costs are included above on a gross basis before removing those components capitalised in connection with the group’s capital schemes. The adjustments made in the above table for ‘Capital schemes’ are capitalised during the relevant period and included within tangible fixed asset additions.

Employee costs including business restructuring exceptional items amount to £455.5 million (2004 – £357.7 million; 2003 – £296.6 million).

(b)	Total depreciation and amortisation (including for 2003, the exceptional adjustment to the carrying value of telecommunications assets) amounts to £381.4 million (2004 – £376.1 million; 2003 – £382.4 million).

64	United Utilities Annual Report & Accounts 2005

Back to Contents

4	NON-OPERATING EXCEPTIONAL ITEMS

	2005	2004	2003
	£m	£m	£m

Profit on sale or termination of operations	4.5	4.3	34.0

Profit/(loss) on disposal of fixed assets	4.1	(2.4)	–

	8.6	1.9	34.0

In 2005, the group’s shareholding in Manila Water Company Inc reduced from 17.96 per cent to 11.68 per cent following its successful listing on the Philippine Stock Exchange during which the group placed part of its shareholding. The Green Energy business was also sold and a further credit was recognised relating to the withdrawal from infrastructure management in the Americas. Together the transactions gave rise to an exceptional credit of £4.5 million.

In 2004, a credit of £4.3 million was recognised relating to the withdrawal from infrastructure management in the Americas.

IEBA, the Argentine electricity utility for which United Utilities has been technical operator and, in which, the group had a minority interest, defaulted on its repayments to bondholders in September 2002. There was no recourse to United Utilities in respect of these debts and the group has no further balance sheet exposure to IEBA. Following the Argentine government’s dissolution of the Peso/US Dollar link, the subsequent devaluation of the Argentine Peso and the restrictions placed on the utility’s pricing policies, there was no expectation of a financial restructuring of the utility in which United Utilities would choose to participate. United Utilities notified IEBA and its majority shareholder, Gruppo Camuzzi, that it would neither inject any additional equity into the company nor, with the exception of meeting the group’s obligations under the technical support contract, participate in the future management of IEBA and its operating subsidiary, EDEA. United Utilities therefore concluded that it no longer had a participating interest in IEBA. The accounting provision that existed at 31 March 2002 in respect of the investment in Argentina, was taken to the profit and loss account in 2003 which, along with the disposal of US Water and costs associated with withdrawing from infrastructure management in the Americas, gave rise to an exceptional credit of £34.0 million. The group sold its minority interest in IEBA on 28 April 2005.

5	OTHER INCOME

	2005	2004	2003
	£m	£m	£m

Profit on disposal of fixed assets	4.4	7.1	4.5

Net rents receivable	7.2	7.1	7.3

Dividend income	0.3	0.8	2.6

Other	–	0.6	0.5

	11.9	15.6	14.9

6 EMPLOYEES
	2005	2004	2003

Licensed multi-utility operations	4,889	4,684	4,269

Infrastructure management	2,510	2,381	2,163

Business process outsourcing	7,693	7,746	6,540

Telecommunications	682	709	681

Other activities	161	154	149

Average number of persons employed by the group during the year	15,935	15,674	13,802

7 NET INTEREST PAYABLE AND OTHER SIMILAR CHARGES
	2005	2004	2003
	£m	£m	£m

Interest payable:

Group:

– on bank loans, overdrafts and other loans	306.1	273.8	243.8

– on finance leases	3.2	2.9	2.2

Joint ventures	13.2	10.5	11.3

Total interest payable	322.5	287.2	257.3

Interest receivable and similar income	(38.4)	(39.1)	(25.9)

Net interest payable and other similar charges	284.1	248.1	231.4

United Utilities Annual Report & Accounts 2005	65

Back to Contents

Financial statements
Notes to the accounts continued

8	TAXATION ON PROFIT ON ORDINARY ACTIVITIES

	2005	2004	2003
	£m	£m	£m

Ordinary tax:

Current tax:

UK corporation tax at 30 per cent	–	–	11.0

Overseas tax	1.7	3.2	0.1

Share of joint ventures’ tax	(2.2)	2.4	1.7

Prior years’ tax adjustments	(31.2)	(26.5)	(41.9)

Total ordinary current tax	(31.7)	(20.9)	(29.1)

Deferred tax:

Origination and reversal of timing differences	117.3	104.6	88.2

(Increase)/decrease in discount	(65.6)	(119.3)	0.3

Prior years’ tax adjustments	23.6	11.3	(2.6)

Total ordinary deferred tax	75.3	(3.4)	85.9

Total ordinary tax	43.6	(24.3)	56.8

Tax on exceptional items:

Current tax:

Exceptional tax on restructuring of businesses	–	–	(6.3)

Deferred tax:

Origination and reversal of timing differences	(8.1)	(0.8)	(4.5)

Decrease in discount	–	–	1.4

Total tax on exceptional items	(8.1)	(0.8)	(9.4)

Tax on profit on ordinary activities	35.5	(25.1)	47.4

The £8.1 million exceptional deferred tax credit is in relation to the £29.7 million exceptional restructuring charges.

The table below reconciles the notional tax charge at the UK corporation tax rate for the year to the actual current rate for taxation.

	2005	2004	2003
	£m	£m	£m

Profit on ordinary activities before tax	370.4	337.5	327.5

	%	%	%

UK corporation tax rate	30.0	30.0	30.0

Capital allowances in excess of depreciation	(27.6)	(41.3)	(24.2)

Other timing differences	(1.9)	10.5	(1.4)

Withdrawal from infrastructure management in the Americas	–	–	(4.0)

Prior years’ tax adjustments	(8.4)	(7.8)	(12.8)

Net (income)/costs not deductible for tax purposes	(0.7)	2.4	1.6

Actual current tax rate	(8.6)	(6.2)	(10.8)

9 DIVIDENDS
	2005	2004	2003
	£m	£m	£m

Ordinary shares:

Interim dividend of 14.79 pence per ordinary share (2004 – 14.43 pence; 2003 – 15.5 pence)	82.4	80.3	86.2

Final dividend of 30.63 pence per ordinary share proposed (2004 – 29.88 pence; 2003 – 32.1 pence)	172.0	166.5	178.6

A shares:

Interim dividend of 7.395 pence per A share (2004 – 7.215 pence)	22.9	22.3

Final dividend of 15.315 pence per A share proposed (2004 – 14.94 pence)	47.4	46.2

	324.7	315.3	264.8

The first dividend for which the initial A shares ranked was the 2003/04 interim dividend. The amount of this dividend is 50 per cent of that paid on an ordinary share.

66	United Utilities Annual Report & Accounts 2005

Back to Contents

10   EARNINGS PER SHARE

	2005	2004	2003

Profit for the financial year attributable to ordinary shareholders	£333.1m	£361.0m	£277.8m

	2005	2004	2003

Basic earnings per share	46.8p	54.5p	45.8p

Diluted earnings per share	42.2p	52.1p	45.7p

Basic earnings per share has been calculated by dividing profit for the financial year attributable to shareholders by 712.5 million, being the weighted average number of shares in issue during the year (2004 – 662.8 million; 2003 – 606.0 million).

For the purposes of calculating the weighted average number of shares used in the earnings per share calculations, the A shares have been treated as part-paid ordinary shares, two A shares being equivalent to one ordinary share.

Diluted earnings per share has been calculated by dividing profit for the financial year attributable to shareholders by 789.2 million, being the weighted average number of shares in issue during the year including dilutive shares (2004 – 693.5 million; 2003 – 607.7 million).

The weighted average number of shares can be reconciled to the weighted average number of shares including dilutive shares as follows:

	2005	2004	2003
	million	million	million

Average number of ordinary shares in issue – basic	712.5	662.8	606.0

Average number of potentially dilutive ordinary shares under option	13.4	10.3	10.5

Number of ordinary shares that would have been issued at fair value	(8.0)	(8.8)	(8.8)

Number of A shares to be issued in 2005 (ordinary share equivalent)	154.6	82.8

Number of A shares that would have been issued at fair value (ordinary share equivalent)	(83.3)	(53.6)

Average number of ordinary shares in issue – diluted	789.2	693.5	607.7

The basic and diluted weighted average number of shares were restated for all periods prior to the rights issue to reflect the bonus element of the rights issue as required by FRS 14. The adjustment factor, based on the consideration received from the first stage of the rights issue, is 0.9176, calculated using 531.5 pence per ordinary share, being the closing price on 26 August 2003, the date of approval of the rights issue at the EGM.

11   WITHDRAWN

United Utilities Annual Report & Accounts 2005	67

Back to Contents

Financial statements
Notes to the accounts continued

12   INTANGIBLE FIXED ASSETS

		Other
	Goodwill	intangibles	Total
Group	£m	£m	£m

Cost:

At 1 April 2004	145.0	9.0	154.0

Additions	27.4	–	27.4

Disposals (note 32)	(11.0)	–	(11.0)

Revaluations	(2.0)	–	(2.0)

At 31 March 2005	159.4	9.0	168.4

Amortisation:

At 1 April 2004	28.9	9.0	37.9

Charge for the period	15.5	–	15.5

Disposals (note 32)	(1.9)	–	(1.9)

At 31 March 2005	42.5	9.0	51.5

Net book value:

At 31 March 2005	116.9	–	116.9

At 31 March 2004	116.1	–	116.1

The group purchased the 14.6 per cent equity stake held by Capgemini UK PLC in its subsidiary, Vertex Data Science Limited on 5 November 2004, taking the group’s shareholding to 100 per cent. The minority interest acquired and cashflows are detailed in note 32.

13   TANGIBLE FIXED ASSETS

				Fixtures,	Assets in
	Land and	Infrastructure	Operational	fittings, tools	course of
	buildings	assets	assets	and equipment	construction	Total
Group	£m	£m	£m	£m	£m	£m

Cost:

At 1 April 2004	351.3	3,632.7	5,097.8	873.3	1,159.4	11,114.5

Additions	3.0	111.3	143.0	48.4	588.6	894.3

Grants and contributions	–	(11.4)	–	–	–	(11.4)

Transfers	4.9	145.7	300.9	46.5	(498.0)	–

Disposals	(12.5)	–	(65.4)	(101.6)	(5.0)	(184.5)

At 31 March 2005	346.7	3,878.3	5,476.3	866.6	1,245.0	11,812.9

Depreciation:

At 1 April 2004	102.2	1,229.6	1,503.9	509.4	–	3,345.1

Charge for the year	11.7	47.1	183.3	123.8	–	365.9

Disposals	(9.6)	–	(22.9)	(100.5)	–	(133.0)

At 31 March 2005	104.3	1,276.7	1,664.3	532.7	–	3,578.0

Net book value:

At 31 March 2005	242.4	2,601.6	3,812.0	333.9	1,245.0	8,234.9

At 31 March 2004	249.1	2,403.1	3,593.9	363.9	1,159.4	7,769.4

Grants and contributions received relating to infrastructure assets have been deducted from the cost of fixed assets in order to show a true and fair view (accounting policy note 1(h)). As a consequence, the cost of fixed assets, as adjusted for any amortisation in the year, is £120.6 million (March 2004 –£109.2 million) lower than it would have been had this treatment not been adopted.

68	United Utilities Annual Report & Accounts 2005

Back to Contents

Within tangible fixed assets are assets held under finance leases at the following amounts:

	2005	2004
	£m	£m

Cost:

Operational assets	81.0	132.2

Fixtures, fittings, tools and equipment	–	0.9

At 31 March	81.0	133.1

Accumulated depreciation:

Operational assets	11.4	60.9

Fixtures, fittings, tools and equipment	–	0.8

At 31 March	11.4	61.7

Net book value:

Operational assets	69.6	71.3

Fixtures, fittings, tools and equipment	–	0.1

At 31 March	69.6	71.4

	2005	2004
	£m	£m

Capital commitments:

Contracted but not provided for	332.0	526.4

Fixtures, fittings,
tools and equipment
Company	£m

Cost:

At 1 April 2004 and 31 March 2005	4.8

Depreciation:

At 1 April 2004	3.9

Charge for the year	0.1

At 31 March 2005	4.0

Net book value:

At 31 March 2005	0.8

At 31 March 2004	0.9

The company had no capital commitments at 31 March 2005 and 31 March 2004.

14   FIXED ASSET INVESTMENTS

				Other unlisted	Other listed
			Joint ventures	investments	investments

	Unlisted	Loans	Total			Total
Group	£m	£m	£m	£m	£m	£m

At 1 April 2004	59.4	10.6	70.0	3.0	–	73.0

Additions	–	0.6	0.6	0.3	–	0.9

Share of profits	11.7	–	11.7	–	–	11.7

Disposals	(1.0)	–	(1.0)	(2.2)	–	(3.2)

Distributions and loan repayments	(3.8)	(3.4)	(7.2)	–	–	(7.2)

Transfers	(8.9)	–	(8.9)	–	8.9	–

Exchange adjustments	5.4	(0.1)	5.3	(0.3)	–	5.0

At 31 March 2005	62.8	7.7	70.5	0.8	8.9	80.2

Included within unlisted joint ventures is total goodwill of £7.6 million, net of amortisation of £2.8 million (2004 - £8.2 million, net of amortisation of £2.1 million) principally in respect of the group’s investment in AS Tallinna Vesi.

Share of profits comprises share of operating profits of £22.7 million, interest charge £13.2 million and taxation credit £2.2 million.

United Utilities Annual Report & Accounts 2005	69

Back to Contents

Financial statements
Notes to the accounts continued

Shares in
subsidiary
undertakings
Company	£m

Cost:

At 1 April 2004	5,738.4

Additions	295.7

Revaluation adjustment (note 25)	(1,201.0)

At 31 March 2005	4,833.1

Details of principal operating subsidiary undertakings and joint ventures, all of which are unlisted, are set out below. These undertakings are included within the consolidated group financial statements.

	Class of share	Proportion of share capital	Nature of
	capital held	owned/voting rights	business

Subsidiary undertakings:

Great Britain:

United Utilities Water PLC	Ordinary	100%*	Water and wastewater services and network management

United Utilities Electricity PLC	Ordinary	100%*	Electricity distribution and related services

Your Communications Limited	Ordinary	100%*	Telecommunications

Vertex Data Science Limited	Ordinary	100%	Business process outsourcing

Vertex Customer Management Limited	Ordinary	100%*	Business process outsourcing

United Utilities International Limited	Ordinary	100%*	Consulting services and project management

United Utilities Facilities Management Limited	Ordinary	100%*	Facilities Management

United Utilities Waste Management Limited	Ordinary	100%*	Waste Management

Park Environmental Limited	Ordinary	100%*	Waste Management

United Utilities Industrial Limited	Ordinary	100%*	Water treatment operations

United Utilities Property Solutions Limited	Ordinary	100%	Property management

United Utilities Operational Services Limited	Ordinary	100%*	Operation and maintenance of water and
wastewater assets of Dwr Cymru

United Utilities Operational Services (Highland) Limited	Ordinary	100%*	Operation and maintenance of wastewater assets

United Utilities Operational Services (Tay) Limited	Ordinary	100%*	Operation and maintenance of wastewater assets

United Utilities Operational Services (Moray) Limited	Ordinary	100%*	Operation and maintenance of wastewater assets

United Utilities Networks Limited	Ordinary	100%*	Multi-utility metering and network operations

Australia:

United Utilities Australia Pty Limited	Ordinary	100%*	Water treatment operations, technical and
management services

United Utilities Macarthur Operations Pty Limited	Ordinary	100%*	Technical and management services

Yabulu Water Pty Limited	Ordinary	100%*	Technical and management services

United Utilities Victor Harbor Pty Limited	Ordinary	100%*	Water treatment operations

Canada:

Vertex Customer Management (Canada) Limited	Ordinary	100%*	Business process outsourcing

United States:

First Revenue Assurance LLC	Ordinary	100%*	Debt collection agency

India:

Vertex Customer Services India Private Limited	Ordinary	75%*	Business process outsourcing

70	United Utilities Annual Report & Accounts 2005

Back to Contents

	Class of share	Proportion of share capital	Nature of
	capital held	owned/voting rights	business

Joint ventures:

Great Britain:

Catchment Limited	Ordinary	50%*	Contract operations and maintenance services

Catchment (Tay) Limited	Ordinary	33%*	Contract operations and maintenance services

Catchment (Moray) Limited	Ordinary	33%*	Contract operations and maintenance services

Meter Serve (North West) Limited	Ordinary	50%*	Metering services

Meter Serve (North East) Limited	Ordinary	50%*	Metering services

UUGM Limited	Ordinary	60%*	Consulting services and project management

Australia:

Yan Yean Water Pty Limited	Ordinary	50%*	Water treatment operations

Macarthur Water Pty Limited	Ordinary	50%*	Water treatment operations

Riverland Water Pty Limited	Ordinary	50%*	Water treatment operations

Campaspe Asset Management Services Pty Limited	Ordinary	50%*	Asset management and water treatment

Estonia:

AS Tallinna Vesi	Ordinary	37.8%*	Contract operations and maintenance services

Bulgaria:

Sofijska Voda A.D.	Ordinary	59.6%*	Contract operations and maintenance services

Poland:

Aqua SA	Ordinary	33.2%*	Contract operations and maintenance services

*Shares are held directly by United Utilities PLC except where marked with an asterisk where they are held by subsidiary undertakings.

A full list of the company’s subsidiary undertakings is included within the company’s annual return.

15	STOCKS

	Group

	2005	2004
	£m	£m

Raw materials and finished goods	9.2	9.1

Work in progress	9.9	8.0

	19.1	17.1

16	DEBTORS

	Group		Company

	2005	2004	2005	2004
	£m	£m	£m	£m

Amounts falling due within one year:

Trade debtors	320.4	317.4	–	–

Provisions for doubtful debts	(127.2)	(107.8)	–	–

	193.2	209.6	–	–

Amounts owed by subsidiary undertakings	–	–	1,431.9	1,363.1

Other debtors	5.4	14.7	1.6	0.2

Prepayments and accrued income	576.3	269.6	8.8	0.3

	774.9	493.9	1,442.3	1,363.6

Within prepayments and accrued income is £402.4 million, which falls due after more than one year (2004 – £98.2 million).

17	CURRENT ASSET INVESTMENTS

	Group		Company

	2005	2004	2005	2004
	£m	£m	£m	£m

Managed funds and short-term investments	812.3	989.2	319.3	637.5

Other current asset investments	21.0	18.6	–	–

	833.3	1,007.8	319.3	637.5

United Utilities Annual Report & Accounts 2005	71

Back to Contents

Financial statements
Notes to the accounts continued

18	CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	Group		Company

	2005	2004	2005	2004
	£m	£m	£m	£m

Loans	467.3	49.7	212.1	–

Bank overdrafts and temporary borrowings	37.1	32.6	–	7.4

Obligations under finance leases	0.8	–	–	–

Trade creditors	54.7	72.6	–	–

Amounts owed to subsidiary undertakings	–	–	898.0	859.6

Dividends	221.0	213.8	221.0	213.8

Corporation taxation	94.4	123.0	–	–

Other taxation and social security	11.5	10.3	0.4	10.5

Accruals and deferred income	869.8	872.8	56.4	48.9

	1,756.6	1,374.8	1,387.9	1,140.2

19	CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

		Group		Company

	2005	2004	2005	2004
	£m	£m	£m	£m

Loans	4,417.0	4,306.3	914.9	1,120.6

Obligations under finance leases	80.2	81.1	–	–

Other creditors	21.3	16.5	–	–

Deferred grants and contributions (note 20)	302.0	298.1	–	–

	4,820.5	4,702.0	914.9	1,120.6

20	DEFERRED GRANTS AND CONTRIBUTIONS

Group

£m

At 1 April 2004	298.1

Received in the year	14.4

Credit to profit and loss account for the year	(10.5)

At 31 March 2005	302.0

21	PROVISIONS FOR LIABILITIES AND CHARGES

				Group	Company

	Deferred tax
	(note 22)	Restructuring	Other	Total	Restructuring
	£m	£m	£m	£m	£m

At 1 April 2004	331.4	5.9	2.4	339.7	–

Arising on disposal of business	(3.4)	–	–	(3.4)	–

Utilised	–	(20.4)	(0.3)	(20.7)	–

Profit and loss account	67.2	29.7	–	96.9	0.4

At 31 March 2005	395.2	15.2	2.1	412.5	0.4

The majority of restructuring provisions are for costs of restructuring in licensed multi-utility operations and business process outsourcing, which are expected to be utilised within the following 12 months.

22	DEFERRED TAX

	Group

	2005	2004
	£m	£m

Accelerated capital allowances	1,456.5	1,333.9

Short-term timing differences	(109.3)	(116.1)

Undiscounted provision for deferred tax	1,347.2	1,217.8

Discount	(952.0)	(886.4)

Discounted provision for deferred tax	395.2	331.4

72	United Utilities Annual Report & Accounts 2005

Back to Contents

23	BORROWINGS
Below is an analysis of gross debt which, after taking into account cash and short-term investments of £861.3 million, reduces to net debt of £4,141.1 million.

				2005		2004
				£m		£m

Bank overdrafts and temporary borrowings				37.1		32.6

Term loans				4,884.3		4,356.0

Finance leases				81.0		81.1

				5,002.4		4,469.7

			2005			2004
Repayments fall due as follows:	Year		£m	Year		£m

After five years	2011	+	2,594.7	2010	+	2,214.4

From four to five years	2010		169.2	2009		733.4

From three to four years	2009		734.0	2008		907.1

From two to three years	2008		934.1	2007		63.8

From one to two years	2007		65.2	2006		468.7

After more than one year			4,497.2			4,387.4

Within one year	2006		505.2	2005		82.3

			5,002.4			4,469.7

Bank overdrafts and temporary borrowings
The bank overdrafts and temporary borrowings are repayable in less than one year. The weighted average rate of interest on bank overdrafts and temporary borrowings was 5.16 per cent (2004 – 3.87 per cent). The group had available committed bank facilities of £875.0 million (2004 – £775.0 million) of which £873.4 million was unutilised at 31 March 2005 (2004 – £773.1 million). Of the amounts unutilised, £100.0 million expire within one year, £323.4 million expire after one year but in less than two years, and the remaining £450.0 million expire in more than two years.

Term loans
Amounts repayable after more than five years comprise loans repayable between 2011 and 2053. Interest rates range from 1.135 per cent to 14.83 per cent on £2,252.1 million (2004 – £1,852.9 million) and are at floating rates on £342.6 million (2004 – £361.5 million).

Finance Leases
An analysis of finance lease repayments is given in note 27.

On total borrowings, interest rates range from 0.705 per cent to 14.83 per cent on £4,455.7 million and are at floating rates on £546.7 million.

The analysis of net debt prior to the effect of derivative instruments is as follows:

	Borrowings at 31 March

	2005	2004
	£m	£m

Fixed rate borrowings:

Sterling	1,772.5	1,589.7

United States dollars*	1,091.9	1,091.9

Euros*	1,470.6	1,093.2

Japanese yen*	120.7	118.1

	4,455.7	3,892.9

Floating rate borrowings:

Sterling	510.0	532.1

Japanese yen*	12.3	12.3

United States dollars*	11.9	19.9

Hong Kong dollars*	12.5	12.5

	546.7	576.8

Floating rate investments:

Sterling (including cash)	(861.3)	(1,031.3)

Net debt at 31 March	4,141.1	3,438.4

*Currency items are recorded in the balance sheet at the hedged rate.

Included in the above table is a loan with Japanese yen principal paying a United States dollar coupon. Included in fixed rate borrowings is a loan of £50.0 million for which the principal and interest are linked to the Retail Price Index.

The fair values of the group’s financial instruments are shown on page 75.

United Utilities Annual Report & Accounts 2005	73

Back to Contents

Financial statements
Notes to the accounts continued

Taking into account derivative instruments, net debt can be analysed as follows:

			Weighted average		Weighted average
			interest rate at which		period for which
	Borrowings at 31 March		borrowings are fixed		interest is fixed

	2005	2004	2005	2004	2005	2004
	£m	£m	%	%	Years	Years

Fixed rate borrowings:

Sterling	4,435.8	3,190.0	6.2	7.3	5.2	3.5

Floating rate borrowings:

Sterling	566.6	1,279.7

Floating rate investments:

Sterling (including cash)	(861.3)	(1,031.3)

Net debt at 31 March	4,141.1	3,438.4

Floating interest rates are based on LIBOR.

Company
Excluding amounts owed to subsidiary undertakings, the company has borrowings totalling £1,127.0 million (2004 – £1,128.0 million), of which £212.1 million falls due within one year, repayable in August 2005 with interest charged at 6.25 per cent. The remaining loans totalling £914.9 million have maturities and interest rates as follows:

£16.5 million maturing in February 2008 has interest charged at 0.705 per cent; £311.6 million maturing in the year ending 2009 has interest charged at 6.45 per cent on £298.5 million, at 4.21 per cent on £6.9 million and at floating rates on the remaining £6.2 million; £5.7 million maturing in the year ending 2010 has interest charged at 3.875 per cent; £338.7 million maturing in the year ending 2019 has interest rates of 5.375 per cent on £189.9 million and 4.55 per cent on £148.8 million; £242.4 million is repayable in the year ending 2029 with interest charged at 6.875 per cent.

24	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The primary financial risks faced by the group are interest rate risk and exchange rate risk.

The board has reviewed and agreed policies for managing each of these risks, as summarised below. The board has also approved all of the classes of financial instruments used by the group. The group’s treasury function, which is authorised to conduct the day-to-day treasury activities of the group, reports at least annually to the board.

The group uses a variety of financial instruments, including derivatives, to raise finance for its operations and to manage the risks arising from those operations.

The group borrows in the major global debt markets in a range of currencies at both fixed and floating rates of interest, using derivatives, where appropriate, to generate the desired effective currency profile and interest basis. The effect of the use of derivatives is illustrated in note 23.

Under an interest rate swap, the group agrees with another party to exchange at specific intervals the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount. The notional principal of these instruments reflects the extent of the group’s involvement in the instruments, but does not represent its exposure to credit risk, which is assessed by reference to the fair value.

Under a currency swap, the group agrees with another party to exchange the principal amount of two currencies, together with interest amounts in the two currencies agreed by reference to a specific interest rate basis and the principal amount. The principal of these instruments reflects the extent of the group’s involvement in the instruments, but does not represent its exposure to credit risk, which is assessed by reference to the fair value.

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

Currency swaps
The group uses currency swaps to hedge currency exposure where debt is raised in one currency to fund in a different currency.

74	United Utilities Annual Report & Accounts 2005

Back to Contents

Fair values of financial instruments
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined precisely. Changes in assumptions could significantly affect the estimates.

		2005		2004

	Book	Fair	Book	Fair
	value	value	value	value
At 31 March	£m	£m	£m	£m

Short-term debt and current portion of long-term debt	505.2	505.2	82.3	82.3

Long-term debt	4,497.2	4,615.0	4,387.4	4,599.8

	5,002.4	5,120.2	4,469.7	4,682.1

Interest rate swaps	–	47.3	–	43.7

Foreign exchange contracts and currency swaps	–	8.2	–	(99.8)

Total borrowings	5,002.4	5,175.7	4,469.7	4,626.0

Fair values have been estimated using the following methods and assumptions:

Long-term investments
The fair value of investments for which there are no quoted market prices, approximate to their carrying value of £71.3 million. The fair value of the group’s listed investment in Manila Water Company Inc is £8.9 million based upon its closing share price at 31 March 2005.

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

The carrying value of debt is shown in the balance sheet at the hedged rate. The impact of the hedged currency rates as opposed to translation at year end exchange rates is £(68.1) million (2004: £(25.4) million).

The fair value of these financial instruments is estimated by discounting the future cash flows to net present values using appropriate market interest rates prevailing at the year end. The fair values of currency and interest rate swaps excludes the related accrued interest receivables and payables.

Hedges
Unrecognised gains and losses on financial assets and liabilities for which hedge accounting has been used at the balance sheet date were £152.4 million and £207.9 million respectively (2004 – £192.0 million and £135.9 million).

The group anticipates that £83.5 million of these gains and £72.2 million of these losses will be realised in the forthcoming financial year. Of the unrecognised gains and losses on hedges as at 1 April 2004 the net gain recognised in the profit and loss account for the year ended 31 March 2005 was £40.2 million.

United Utilities Annual Report & Accounts 2005	75

Back to Contents

Financial statements
Notes to the accounts continued

25   CAPITAL AND RESERVES
The movements in shareholders’ equity are as follows:

	Group and company			Group			Company

	Called up	Share	Profit		Profit
	share	premium	and loss		and loss	Other
	capital	account	account	Total	account	reserves	Total
	£m	£m	£m	£m	£m	£m	£m

At 31 March 2002	555.9	671.6	1,291.7	2,519.2	910.9	2,544.8	4,683.2

Profit for financial year	–	–	277.8	277.8	601.8	–	601.8

Dividends on ordinary shares	–	–	(264.8)	(264.8)	(264.8)	–	(264.8)

Shares issued net of costs	0.6	2.7	–	3.3	–	–	3.3

Goodwill written back on the sale of US Water	–	–	0.9	0.9	–	–	–

Currency translation adjustment on equity
investment in Argentina	–	–	(6.8)	(6.8)	–	–	–

Exchange adjustments	–	–	4.0	4.0	–	–	–

At 31 March 2003	556.5	674.3	1,302.8	2,533.6	1,247.9	2,544.8	5,023.5

Profit for financial year	–	–	361.0	361.0	269.6	–	269.6

Dividends on ordinary shares	–	–	(315.3)	(315.3)	(315.3)	–	(315.3)

Shares issued net of costs	155.3	348.8	–	504.1	–	–	504.1

Own shares held in ESOP	–	–	(2.3)	(2.3)	(2.3)	–	(2.3)

Exchange adjustments	–	–	2.2	2.2	–	–	–

At 31 March 2004	711.8	1,023.1	1,348.4	3,083.3	1,199.9	2,544.8	5,479.6

Profit for financial year	–	–	333.1	333.1	316.4	–	316.4

Dividends on ordinary shares	–	–	(324.7)	(324.7)	(324.7)	–	(324.7)

Shares issued net of costs	4.4	15.6	–	20.0	–	–	20.0

Own shares released from ESOP	–	–	2.0	2.0	2.0	–	2.0

Revaluation adjustment	–	–	–	–	–	(1,201.0)	(1,201.0)

Exchange adjustments	–	–	3.7	3.7	–	–	–

At 31 March 2005	716.2	1,038.7	1,362.5	3,117.4	1,193.6	1,343.8	4,292.3

As allowed by section 230(4) of the Companies Act 1985, the company has not presented its own profit and loss account. The amount of group profit for the financial year dealt with in the company’s profit and loss account is £316.4 million (2004 – £269.6 million; 2003 – £601.8 million) after accounting for dividends receivable from subsidiary undertakings of £323.2 million (2004 – £282.0 million; 2003 – £958.6 million).

The cumulative amount of goodwill included in reserves resulting from acquisitions, before FRS 10 became effective, net of goodwill attributable to subsidiaries or businesses demerged or disposed of prior to 31 March 2005, amounts to £1,023.0 million (2004 – £1,023.0 million; 2003 – £1,023.0 million). Consolidated retained earnings at 31 March 2005 include retained losses of joint ventures and associated undertakings of £0.1 million (2004 – £11.8 million; 2003 – £12.5 million). The cumulative amount of exchange adjustments included within consolidated retained earnings is £(1.4) million (2004 – £(5.1) million; 2003 – £(7.3) million).

On 31 March 2005 the directors revalued the company’s investment in one of its subsidiaries and made an adjustment in value of £1,201.0 million against the value of that asset. The directors have considered the value of the company’s other fixed assets at the same time and are satisfied that the aggregate value of those fixed assets was not less than the aggregate amount at which they are stated in the company’s accounts. Consequently, in accordance with section 275 of the Companies Act 1985, the adjustment in carrying value is not classified as a realised loss. Accordingly the non-distributable other reserve of the company is adjusted to reflect this valuation and is stated in the accounts on the basis that the revaluation of the company’s fixed assets took place at that time.

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

The authorised ordinary share capital of the company was 800,000,000 ordinary shares of £1 each at 31 March 2005 (2004 – 800,000,000; 2003 –800,000,000). The allotted and fully paid ordinary share capital of the company at 31 March 2005 was 561,572,377 ordinary shares (2004 – 557,125,006; 2003 – 556,526,651). 4,447,371 ordinary shares were allotted during the year ended 31 March 2005 (2004 – 598,355; 2003 – 584,313) for the exercise of options in accordance with the rules of the employee Sharesave schemes and the executive share option scheme for a total consideration of £20.0 million (2004 – £2.9 million; 2003 – £3.3 million).

76	United Utilities Annual Report & Accounts 2005

Back to Contents

The five for nine rights issue, structured so that the proceeds are received in two stages, was approved at the extraordinary general meeting (EGM) of shareholders on 26 August 2003. The authorised A share capital of the company was 638,000,000 A shares of 50 pence each. The allotted and fully paid A share capital of the company at 31 March 2005 was 309,286,997 A shares (2004 – 309,286,997 ; 2003 – nil). The first tranche of the proceeds, received during September 2003, raised £501.2 million (net of costs) from the issuing of those shares. The second tranche of proceeds are due to be received in June 2005, reflecting the subscription for further A shares. All A shares will then be consolidated and reclassified as ordinary shares on the basis of one ordinary share for two A shares.

Since 31 March 2005, 423,593 ordinary shares have been allotted on the exercise of options and at 1 June 2005, the company’s issued ordinary share capital, credited as fully paid, was 561,995,970 and A share capital, credited as fully paid, was 309,286,997.

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

			Exercise	Normal dates
	2005	2004	price(4)	of exercise

Employee Sharesave scheme	–	292,102	611.7p(1)	2002 or 2004

	220,027	2,505,354	407.7p(1)	2003 or 2005

	730,638	1,259,381	481.2p(1)	2004 or 2006

	1,132,775	1,865,490	432.3p(1)	2005 or 2007

	1,964,708	2,091,625	423.7p(1)	2006 or 2008

	2,110,789	2,268,159	396.0p(1)	2007

Executive share option scheme	–	44,002	458.4p(3)	1997 to 2004

	–	22,821	389.8p(2)	1999 to 2004

	–	16,781	414.9p(3)	1997 to 2004

	–	19,985	353.0p(2)	1999 to 2004

	–	61,040	487.6p(3)	1998 to 2005

	–	16,878	414.9p(2)	2000 to 2005

	55,791	148,977	505.4p(3)	1998 to 2005

	68,361	160,549	470.8p(3)	1999 to 2006

	145,412	266,891	543.0p(3)	2000 to 2007

	90,496	132,126	546.4p(3)	2000 to 2007

	333,309	399,785	664.5p(3)	2000 to 2007

	128,947	131,549	766.0p(3)	2001 to 2008

	180,365	201,501	750.5p(3)	2001 to 2008

	685,349	809,331	664.0p(3)	2002 to 2009

Company share option scheme 1999	162,868	308,935	532.2p(3)	2002 to 2009

	633,714	1,114,733	587.9p(3)	2003 to 2010

	303,336	521,770	575.8p(3)	2003 to 2010

	682,259	1,073,907	563.7p(3)	2004 to 2011

	389,742	617,802	509.3p(3)	2005 to 2012

	1,382,215	1,462,552	528.3p(3)	2005 to 2012

	755,027	821,016	544.7p(3)	2005 to 2012

	12,156,128	18,635,042

(1)	The exercise price represents 80 per cent of the market price as at the date the option was granted.

(2)	The exercise price represents 85 per cent of the market price as at the date the option was granted.

(3)	The exercise price equalled the market price at the date the option was granted.

United Utilities Annual Report & Accounts 2005	77

Back to Contents

Financial statements
Notes to the accounts continued

An opportunity to join the employee Sharesave scheme was offered during the years ended 31 March 2004 and 31 March 2003, and options were also granted under the company share option scheme 1999. In the year ended 31 March 2005, options were granted under the option schemes in respect of a total of nil ordinary shares (2004 – 2,311,435 ordinary shares; 2003 – 4,016,642 ordinary shares), options for 4,361,127 ordinary shares (2004 – 521,504 ordinary shares; 2003 – 1,447,851 ordinary shares) were exercised and options for 1,261,467 ordinary shares (2004 – 2,466,866 ordinary shares; 2003 –349,451 ordinary shares) lapsed or were cancelled.

United Utilities established a Qualifying Employee Share Ownership Trust (QUEST) in 1998, an employee benefit trust complying with requirements of the Finance Act 1989. The QUEST trustee assumed the obligation to satisfy options granted under the existing United Utilities Sharesave scheme. As a result of changes in the tax regime, shares have been allotted directly to Sharesave participants since 1 April 2003 and arrangements are now being made to wind up the QUEST. There were no shares held in the QUEST at 31 March 2005.

The United Utilities Employee Share Trust was established by a trust deed executed on 21 August 1996. The Trustees hold the trust fund for the benefit of the beneficiaries (being employees or former employees of the group’s companies and their relatives) to the extent determined by the rules of the share schemes. As at 31 March 2005, the Trust held 52,500 shares on trust and these shares will be used to satisfy awards payable under the group’s performance share plan. All dividends payable on the shares during the year were waived.

The main all-employee scheme is the Inland Revenue approved share incentive plan, ‘ShareBuy’. This is a flexible way for employees to acquire shares in the company by buying ‘partnership’ shares up to the lower of £1,500 or ten per cent of taxable pay each year. The funds are deducted from pre-tax pay and passed to an independent trustee who makes a monthly purchase of shares at full market price. Employees can reinvest the dividends on partnership shares to buy more shares under the plan. In 2004, the company introduced ‘matching’ shares. It gives one free share for every five partnership shares bought. The shares need to be held in trust for a five-year term in order to retain the maximum tax advantages.

26   PENSIONS
The group participates in a number of pension schemes principally in the UK. The major schemes are funded defined benefit schemes – the United Utilities Pension Scheme (UUPS) and the United Utilities Group of the Electricity Supply Pension Scheme (ESPS) (the ‘Schemes’), of which the ESPS is closed to new employees. UUPS also includes a defined contribution section which constitutes less than 0.5 per cent of the total asset value. The assets of these Schemes are held in trust funds independent of group finances.

For UUPS and ESPS, the pension cost and asset under the accounting standard SSAP 24 have been assessed in accordance with the advice of a firm of actuaries, Mercer Human Resource Consulting, using the projected unit method. For this purpose, the actuarial assumptions adopted are based upon investment growth of 7.6 per cent per annum pre retirement and 5.6 per cent per annum post retirement; pay growth of 4.1 per cent per annum for UUPS and 4.3 per cent per annum for ESPS and increases to pensions in payment and deferred pensions of 2.8 per cent per annum. The actuarial value of the assets was taken as the market value of the assets.

The last actuarial valuations of the Schemes were carried out as at 31 March 2004. The combined market value of the group’s share of the assets of the Schemes at the valuation date was £1,839.9 million. Using the assumptions adopted for SSAP 24, the combined actuarial value of the assets represented 97 per cent of the value of the accrued benefits, after allowing for expected future earnings increases. In deriving the pension cost under SSAP 24, the deficit in the Schemes Is being spread over the future working lifetime of the existing members.

For UUPS, the employer’s contributions have been assessed in accordance with the advice of Mercer Human Resource Consulting using different assumptions to those described above. For ESPS, the employer’s contributions have been assessed in accordance with the advice of a firm of actuaries, Hewitt Bacon and Woodrow, using different assumptions and methods to those described above.

During the year ended 31 March 2005, the group contributed to UUPS at rates which ranged from 16.1 per cent to 30.3 per cent of pensionable salaries dependent upon benefit category. In addition, further contributions were made to cover the cost of additional severance benefits granted. During the year ended 31 March 2005, the group contributed to ESPS at a rate of 19.0 per cent of pensionable salaries.

On 31 March 2005, the group made lump sum payments of £216.0 million and £103.5 million to UUPS and ESPS respectively. The payments were in lieu of the estimated company contributions that would have been payable for defined benefit members over the five years from 1 April 2005. Subject to the results of the actuarial valuations at 31 March 2007, company contributions will resume from 1 April 2010. In the meantime, the group will continue to pay contributions in respect of the defined contribution members and insurance premiums. Other payments will be made by the group in accordance with the funding agreement between the Trustee and the group.

The group also operates a series of unfunded, unapproved retirement benefit schemes. The cost of the unfunded, unapproved retirement benefit schemes is included in the total pension cost, on a basis consistent with SSAP 24 and the assumptions set out above. In accordance with these unfunded arrangements, the group has made payments to former directors, including lump sum payments, of £370,510 in total in the year ended 31 March 2005 (2004 – £298,556; 2003 – £207,387).

The total pension cost for the period was £69.4 million, of which £14.9 million is included within the business restructuring exceptional item, (2004 – £11.2 million; 2003 – £8.2 million). A prepayment of £401.2 million is included in the balance sheet at 31 March 2005 (2004 – £97.0 million; 2003 – £58.5 million). Information about the pension arrangements for executive directors is contained in the report on remuneration.

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

The latest formal valuations of the Schemes were carried out as at 31 March 2004. The valuation of liabilities detailed below has been derived by projecting forward the position at 31 March 2004 and has been performed by an independent actuary, Mercer Human Resource Consulting. FRS 17 gives the present value of pension liabilities by discounting pension commitments (including an allowance for salary growth), at an AA corporate bond yield. The major difference arising between these two methodologies is in the valuation of the Schemes’ liabilities, which under FRS 17 are higher. Deferred pensions are revalued to retirement age in line with the Schemes’ rules and statutory requirements. The major financial assumptions used by the actuary were as follows:

78	United Utilities Annual Report & Accounts 2005

Back to Contents

	At 31 March	At 31 March	At 31 March
	2005	2004	2003

Discount rate	5.40%	5.50%	5.50%

Pensionable salary growth – UUPS	4.10%	4.30%	4.00%

Pensionable salary growth – ESPS	4.30%	4.30%	4.00%

Pension increases	2.80%	2.80%	2.50%

Price inflation	2.80%	2.80%	2.50%

The assets and liabilities of the Schemes, along with the expected rates of return on the Schemes’ assets as at 31 March 2005, 31 March 2004 and 31 March 2003 were as follows:

	At 31 March 2005		At 31 March 2004		At 31 March 2003

	Expected		Expected		Expected
	rate of	Total	rate of	Total	rate of	Total
	return	£m	return	£m	return	£m

Equities	7.60%	1,468.0	7.60%	1,268.9	7.50%	1,008.0

Property	7.60%	1.3	7.60%	2.1	7.50%	3.5

Bonds	5.40%	343.8	5.50%	193.2	5.50%	217.4

Gilts	4.60%	428.2	4.60%	383.4	4.50%	314.3

Other	4.60%	61.4	4.60%	1.7	4.50%	24.2

Market value of assets		2,302.7		1,849.3		1,567.4

Present value of Schemes’ liabilities		(2,382.3)		(2,227.0)		(1,993.2)

Implied deficit in the Schemes		(79.6)		(377.7)		(425.8)

Related deferred tax asset		23.9		113.3		127.7

Net pension liability under FRS 17		(55.7)		(264.4)		(298.1)

If the above amounts had been recognised in the financial statements, the group’s net assets and profit and loss reserve as at 31 March 2005, 31 March 2004 and 31 March 2003 would be as follows:

	2005 £m	2004 £m	2003 £m

Net assets excluding pension liability	3,118.7	3,102.9	2,551.3

SSAP 24 prepayment, net of deferred tax	(280.8)	(67.9)	(41.0)

Accruals for unfunded scheme	8.5	7.2	6.2

Pension liability	(55.7)	(264.4)	(298.1)

Net assets including pension liability	2,790.7	2,777.8	2,218.4

Profit and loss reserve excluding pension liability	1,362.5	1,348.4	1,302.8

SSAP 24 prepayment, net of deferred tax	(280.8)	(67.9)	(41.0)

Accruals for unfunded scheme	8.5	7.2	6.2

Pension liability	(55.7)	(264.4)	(298.1)

Profit and loss reserve including pension liability	1,034.5	1,023.3	969.9

The amounts which, on full implementation of FRS 17, will be required in the financial statements are as follows:

Analysis of the amount charged to operating profit	2005 £m	2004 £m

Current service cost	55.5	45.1

Past service cost	0.6	1.8

Settlement gain	(7.8)	–

Total operating charge	48.3	46.9

Analysis of other finance costs	2005	2004
	£m	£m

Expected return on pension scheme assets	124.3	108.4

Interest on pension scheme liabilities	(122.8)	(115.0)

Net return/(cost)	1.5	(6.6)

United Utilities Annual Report & Accounts 2005	79

Back to Contents

Financial statements
Notes to the accounts continued

Analysis of amount recognised in statement of total recognised gains and losses	2005	2004
	£m	£m

Actual return less expected return on pension scheme assets	63.2	176.4

Experience gains and losses arising on the scheme liabilities	(31.0)	–

Changes in assumptions underlying the present value of the scheme liabilities	(41.1)	(122.9)

Actuarial (loss)/gain	(8.9)	53.5

Movement on pension scheme deficit during the year	2005	2004
	£m	£m

Deficit at 1 April	(264.4)	(298.1)

Movement in year:

Current service cost	(55.5)	(45.1)

Contributions	368.7	48.1

Past service cost	(15.5)	(1.8)

Settlement gain	7.8	–

Net interest return/(cost) on assets	1.5	(6.6)

Actuarial (loss)/gain	(8.9)	53.5

Movement in deferred tax asset	(89.4)	(14.4)

Deficit in scheme at 31 March	(55.7)	(264.4)

History of experience of gains and losses
	2005	2004

Difference between the expected and actual return on scheme assets:

Amount (£m)	63.2	176.4

Percentage of scheme assets	2.7%	9.5%

Experience gains and losses on scheme liabilities:

Amount (£m)	(31.0)	–

Percentage of the present value of the scheme liabilities	(1.3% )	–

Total amount recognised in statement of total recognised gains and losses:

Amount (£m)	(8.9)	53.5

Percentage of the present value of the scheme liabilities	(0.4% )	2.4%

In addition, £14.9 million (2004 – £nil; 2003 – £1.5 million) of the past service cost is included for pension severance benefits, within the business restructuring exceptional item.

During the year, the group made £3.3 million (2004 – £0.3 million; 2003 – £0.1 million) of contributions to defined contribution schemes.

Company
The company’s assets and liabilities are included in the Schemes but its share of underlying assets and liabilities has not been separately identified.

27 LEASE COMMITMENTS

Subsidiary undertakings are committed to making the following payments under operating leases during the next 12 months:

		31 March 2005		31 March 2004

	Land and	Plant and	Land and	Plant and
	buildings	machinery	buildings	machinery
	£m	£m	£m	£m

Leases which expire:

Within one year	0.5	0.9	1.2	1.4

Between two and five years	3.3	2.2	1.5	2.1

After five years	6.8	0.1	4.6	–

	10.6	3.2	7.3	3.5

80	United Utilities Annual Report & Accounts 2005

Back to Contents

Minimum future lease payments under finance leases and minimum rental commitments under non-cancellable operating leases of property, plant and equipment at 31 March 2005 were as follows:

	Finance	Operating
	leases	leases
	£m	£m

2006	0.8	13.8

2007	5.1	11.8

2008	6.2	9.5

2009	7.4	8.2

2010	8.8	7.6

Thereafter	52.7	203.4

Total	81.0	254.3

28 CONTINGENT LIABILITIES

The company guaranteed loans of group undertakings up to a maximum amount of £654.4 million (2004 – £695.3 million ), including £564.4 million (2004 –£595.3 million) relating to United Utilities Water PLC’s loans from European Investment Bank, £90.0 million (2004 – £90.0 million) relating to United Utilities Electricity PLC’s loans from European Investment Bank and £nil (2004 – £10.0 million) relating to United Utilities Green Energy Limited’s loan from European Investment Bank.

The company has entered into performance bonds in the ordinary course of business.

29 RECONCILIATION OF OPERATING PROFIT TO OPERATING CASHFLLOWS

		2005	2004	2003
	Note	£m	£m	£m

Group operating profit		623.2	570.1	510.0

Exceptional charges within group operating profit		29.7	4.6	29.3

Group operating profit before exceptional charges		652.9	574.7	539.3

Depreciation	3	365.9	368.0	349.8

Amortisation of goodwill and intangible assets	3	15.5	8.1	7.1

Profit on disposal of tangible fixed assets	5	(4.4)	(7.1)	(4.5)

Stocks (increase)/decrease		(2.0)	3.5	(11.8)

Debtors increase		(281.3)	(53.9)	(21.9)

Creditors (decrease)/increase		(1.4)	34.6	0.6

Outflow related to exceptional items		(20.3)	(4.4)	(7.1)

		724.9	923.5	851.5

30 RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
		2005	2004	2003
		£m	£m	£m

Interest received		47.3	36.0	26.8

Interest paid on bank loans, overdrafts and other loans		(324.5)	(264.3)	(233.2)

Interest paid on finance leases		(5.6)	(6.1)	(12.1)

Termination of interest rate swap contracts		19.7	83.0	–

Dividends paid to minority equity interest		–	(0.4)	(0.4)

		(263.1)	(151.8)	(218.9)

31 CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
		2005	2004	2003
		£m	£m	£m

Purchase of tangible fixed assets, net of grants and contributions		(901.2)	(1,010.5)	(718.2)

Sale of tangible fixed assets		7.9	13.0	7.2

Purchase of fixed asset investments		–	–	(0.4)

Financial restructuring of joint ventures		3.2	(20.5)	5.7

Sale of fixed asset investments other than joint ventures		6.3	–	7.8

		(883.8)	(1,018.0)	(697.9)

United Utilities Annual Report & Accounts 2005	81

Back to Contents

Financial statements
Notes to the accounts continued

32 ACQUISITIONS AND DISPOSALS
	Acquisitions			Disposals

	2005	2004	2003	2005	2004	2003
	£m	£m	£m	£m	£m	£m

Fixed assets	–	(8.8)	(3.1)	49.0	–	–

Net current liabilities	–	1.5	2.1	3.4	–	10.0

Provisions for liabilities and charges	–	0.4	3.0	(3.4)	–	–

Minority interest	(20.3)	–	–	–	–	–

Fair value of net assets acquired/book value of
net assets disposed	(20.3)	(6.9)	2.0	49.0	–	10.0

Cost of disposal				5.4	–	(3.4)

Goodwill acquired/written back on disposal	(27.4)	(55.0)	(7.2)	9.1	–	0.9

Consideration for undertakings acquired	(47.7)	(61.9)	(5.2)

Profit on disposals				1.7	–	0.4

	(47.7)	(61.9)	(5.2)	65.2	–	7.9

Less:

– Cash included in undertakings acquired/disposed	–	0.3	0.3	–	–	–

– Deferred consideration	(0.5)	15.6	–	–	–	–

Cash consideration	(48.2)	(46.0)	(4.9)	65.2	–	7.9

Comprising:

– (Outflow)/inflow arising on:

– current year acquisitions/disposals	(47.7)	(46.0)	(4.7)	65.2	–	7.9

– previous year acquisitions/disposals	(0.5)	–	(0.2)	–	–	–

	(48.2)	(46.0)	(4.9)	65.2	–	7.9

The group purchased the 14.6 per cent equity stake held by Capgemini UK PLC in its subsidiary, Vertex Data Science Limited on 5 November 2004, taking the group’s shareholding to 100 per cent. The group also sold United Utilities Green Energy Limited on 17 December 2004 and reduced its shareholding in Manila Water Company Inc, from 17.96 per cent to 11.68 per cent by placing shares during its successful listing on the Philippine Stock Exchange. The cashflows in respect of these acquisitions and disposals are included above.

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

33	MANAGEMENT OF LIQUID RESOURCES
		2005	2004	2003
		£m	£m	£m

Decrease/(increase) in managed funds and short-term investments		176.9	(338.4)	(282.0)

82	United Utilities Annual Report & Accounts 2005

Back to Contents

34   FINANCING
	Financing – shares			Financing – debt				Total

	Shares issued
	by company				Short-term
					borrowings
	Share	Share			other than	Finance
	capital	premium	Total	Loans	overdrafts	leases	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At 31 March 2002	(555.9)	(671.6)	(1,227.5)	(3,083.0)	(135.4)	(200.6)	(3,419.0)	(4,646.5)

Exchange and other
non-cash adjustments	–	–	–	–	–	4.9	4.9	4.9

Financing:

– New finance	(0.6)	(2.7)	(3.3)	(704.2)	–	–	(704.2)	(707.5)

– Finance repaid	–	–	–	71.3	16.5	5.9	93.7	93.7

Cash flow	(0.6)	(2.7)	(3.3)	(632.9)	16.5	5.9	(610.5)	(613.8)

At 31 March 2003	(556.5)	(674.3)	(1,230.8)	(3,715.9)	(118.9)	(189.8)	(4,024.6)	(5,255.4)

Exchange and other
non-cash adjustments	–	–	–	–	–	6.3	6.3	6.3

Financing:

– New finance	(155.3)	(348.8)	(504.1)	(675.8)	–	–	(675.8)	(1,179.9)

– Finance repaid	–	–	–	35.7	118.9	102.4	257.0	257.0

Cash flow	(155.3)	(348.8)	(504.1)	(640.1)	118.9	102.4	(418.8)	(922.9)

At 31 March 2004	(711.8)	(1,023.1)	(1,734.9)	(4,356.0)	–	(81.1)	(4,437.1)	(6,172.0)

Exchange and other
non-cash adjustments	–	–	–	(4.9)	–	–	(4.9)	(4.9)

Financing:

– New finance	(4.4)	(15.6)	(20.0)	(583.6)	–	–	(583.6)	(603.6)

– Finance repaid	–	–	–	60.2	–	0.1	60.3	60.3

Cash flow	(4.4)	(15.6)	(20.0)	(523.4)	–	0.1	(523.3)	(543.3)

At 31 March 2005	(716.2)	(1038.7)	(1,754.9)	(4,884.3)	–	(81.0)	(4,965.3)	(6,720.2)

		Repayment		Rate	Amount
		dates	Currency	%	£m

Loans repaid	European Investment Bank	various	sterling	various	40.9

	Debt securities	25 March, 25 September	sterling	8.875	4.4

	US$20 million due 2005	14 March 2005	US$	floating	13.8

	Loan notes	15 September 2004	sterling	floating	0.5

	Local authority	various	sterling	various	0.6

					60.2

United Utilities Annual Report & Accounts 2005	83

Back to Contents

Financial statements
Notes to the accounts continued

35   ANALYSIS OF NET DEBT

							Current asset
	Cash	Financing – debt					investments	Net debt

		Loans		Short-term

				borrowings
		Due after	Due within	other than	Finance
		one year	one year	overdrafts	leases	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At 31 March 2002	(10.6)	(3,012.0)	(71.0)	(135.4)	(200.6)	(3,419.0)	368.8	(3,060.8)

Exchange and other
non-cash adjustments	0.2	–	–	–	4.9	4.9	–	5.1

Cash flow	10.3	(668.0)	35.1	16.5	5.9	(610.5)	282.0	(318.2)

At 31 March 2003	(0.1)	(3,680.0)	(35.9)	(118.9)	(189.8)	(4,024.6)	650.8	(3,373.9)

Exchange and other
non-cash adjustments	–	–	–	–	6.3	6.3	–	6.3

Cash flow	9.6	(626.3)	(13.8)	118.9	102.4	(418.8)	338.4	(70.8)

At 31 March 2004	9.5	(4,306.3)	(49.7)	–	(81.1)	(4,437.1)	989.2	(3,438.4)

Exchange and other
non-cash adjustments	0.7	(4.9)	–	–	–	(4.9)	–	(4.2)

Cash flow	1.7	(105.8)	(417.6)	–	0.1	(523.3)	(176.9)	(698.5)

At 31 March 2005	11.9	(4,417.0)	(467.3)	–	(81.0)	(4,965.3)	812.3	(4,141.1)

						Cash
						(at bank and
Cash and short-term borrowings	Cash at bank	Short-term borrowings			Net total	overdrafts )

		Overdrafts	Other	Total
	£m	£m	£m	£m	£m	£m

At 31 March 2002	18.9	(29.5)	(135.4)	(164.9)	(146.0)	(10.6)

Exchange adjustments	0.2	–	–	–	0.2	0.2

Cash flow	19.4	(9.1)	16.5	7.4	26.8	10.3

At 31 March 2003	38.5	(38.6)	(118.9)	(157.5)	(119.0)	(0.1)

Cash flow	3.6	6.0	118.9	124.9	128.5	9.6

At 31 March 2004	42.1	(32.6)	–	(32.6)	9.5	9.5

Exchange adjustments	0.7	–	–	–	0.7	0.7

Cash flow	6.2	(4.5)	–	(4.5)	1.7	1.7

At 31 March 2005	49.0	(37.1)	–	(37.1)	11.9	11.9

36   RELATED PARTY TRANSACTIONS

Sales and recharges to joint ventures on normal trading terms during the year ended 31 March 2005 were £71.1 million (31 March 2004 – £40.3 million) of these amounts £14.6 million was outstanding at the year end (2004 – £11.1 million).

Movements on loans and investments with joint ventures are included in note 14 of the accounts.

There were no other material related party transactions during the year.

84	United Utilities Annual Report & Accounts 2005

Back to Contents
37	SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED KINGDOM AND THE UNITED STATES OF AMERICA
The group’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (‘UK GAAP’), which differ in certain respects from accounting principles generally accepted in the United States of America (‘US GAAP’). Reconciliations of profit after taxation (or net income) and equity shareholders’ funds (or shareholders’ equity) and the company’s financial position under UK GAAP and those under US GAAP are set out below.

During the year ended 31 March 2004 the group announced a five for nine rights issue, structured so that the proceeds are received in two stages. The first tranche was received during September 2003. Basic and diluted earnings per share have been restated for all periods prior to the rights issue to reflect the bonus element of the rights issue as required by Financial Reporting Standard No. 14, ‘Earnings per Share’. Further details of the adjustment are given in note 10 to the consolidated financial statements. The same restatements are required under US GAAP.

Effect on net income of differences between UK and US GAAP
		2005	2004	2003
For the year ended 31 March	Note	£m	£m	£m

Net income in accordance with UK GAAP		333.1	361.0	277.8

US GAAP adjustments:

– Pensions	(a)	(2.7)	(20.9)	(7.5)

– Infrastructure renewals	(b)	11.5	17.5	39.5

– Depreciation of infrastructure assets	(c)	(26.7)	(24.9)	(23.8)

– Provisions	(d)	(2.1)	2.2	(38.3)

– Capitalisation of interest	(e)	85.4	61.8	58.4

– Amortisation of capitalised interest	(e)	(13.5)	(11.4)	(10.5)

– Amortisation of goodwill	(f)	14.8	8.8	7.5

– Impairment of long-lived assets	(g)	(2.3)	(3.3)	23.8

– Derivatives and hedging activities	(h)	(62.5)	55.4	167.1

– Currency translation adjustments	(i)	–	–	(6.8)

– Share compensation costs	(j)	(6.6)	(0.9)	(2.0)

– Revenue and related profit recognition	(k)	(6.9)	(13.4)	(31.4)

– Business combinations	(l)	(9.0)	(0.6)	–

– Deferred taxes	(m)	(65.3)	(119.0)	(0.8)

– Tax effect of US GAAP adjustments	(m)	10.7	(18.5)	(59.1)

Net income in accordance with US GAAP		257.9	293.8	393.9

Net income per £1 ordinary share in accordance with US GAAP basic method (pence)	(o)	36.2	44.3	65.0

Net income per £1 ordinary share in accordance with US GAAP diluted method (pence)	(o)	32.7	42.2	64.8

Net income and shareholders’ equity under US GAAP have been restated to reflect the translation of loans at spot rates instead of the contract rates in the hedging derivatives, with a consequential impact on taxes. Net income under US GAAP is different from that previously reported by £97.8 million in 2004 and £(21.8) million in 2003, respectively, and shareholders’ equity under US GAAP is different from that previously reported by £17.8 million at 31 March 2004.

United Utilities Annual Report & Accounts 2005	85

Back to Contents

Financial statements
Notes to the accounts continued

Cumulative effect on shareholders’ equity of differences between UK and US GAAP

		2005	2004
At 31 March	Note	£m	£m

Shareholders’ equity in accordance with UK GAAP		3,117.4	3,083.3

US GAAP adjustments:

– Pensions	(a)	(222.5)	(349.8)

– Infrastructure renewals	(b)	160.7	149.2

– Depreciation of infrastructure assets	(c)	(273.2)	(246.5)

– Provisions	(d)	0.1	2.2

– Capitalisation of interest	(e)	673.1	587.7

– Amortisation of capitalised interest	(e)	(87.9)	(74.4)

– Goodwill	(f)	902.4	886.0

– Impairment of long-lived assets	(g)	18.2	20.5

– Derivatives and hedging activities	(h)	22.5	67.7

– Share compensation costs	(j)	11.2	7.0

– Revenue and related profit recognition	(k)	(51.7)	(44.8)

– Business combinations	(l)	25.9	36.5

– Deferred taxes	(m)	(1,014.1)	(948.8)

– Dividends	(n)	219.4	212.7

– Tax effect of US GAAP adjustments	(m)	(77.1)	(40.4)

Shareholders’ equity in accordance with US GAAP		3,424.4	3,348.1

(a)	Pensions
Under UK and US GAAP, pension costs are determined on a systematic basis over the length of service of employees. The group accounts for the costs of pensions under the rules set out in UK GAAP. US GAAP is more prescriptive in respect of the actuarial assumptions that must be used and the allocation of costs to accounting periods. Furthermore, the actuarial valuation under US GAAP must be carried out on an annual basis.

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

Under UK GAAP, the group has recognised a pre-paid pension cost of £401.2 million as at 31 March 2005 (£97.0 million as at 31 March 2004). Under US GAAP, the group has recognised a pension prepayment of £178.7 million as at 31 March 2005 (liability of £254.3 million, net of prepayment of £49.2 million, as at 31 March 2004), of which £172.0 million has been recorded within accumulated other comprehensive income as at 31 March 2005 (£302.0 million as at 31 March 2004). £nil has been recorded as an intangible asset at 31 March 2005 (£1.5 million as at 31 March 2004).

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
Under UK GAAP, the depreciation charge for infrastructure assets is the estimated level of annual expenditure required to maintain the operating capability of the network, which is based on the group’s independently certified asset management plan. Under US GAAP, depreciation is charged on infrastructure assets using the straight-line method over a period of 100 years, being the estimated economic life.

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

86	United Utilities Annual Report & Accounts 2005

Back to Contents

Under US GAAP, an investor should discontinue recording losses of an investment when the investment has been reduced to zero, unless the investor has an obligation or commitment to fund those liabilities. As the group was not obligated or committed to funding the net liabilities of this investment, no such provision was recorded under US GAAP as at 31 March 2002. Consequently, the exceptional credit to the profit and loss account in the year ended 31 March 2003 from the withdrawal from IEBA did not arise under US GAAP since the provision was not recorded under US GAAP.

Under UK GAAP, restructuring charges are provided in full, from the date of the announcement of the plan, including employee termination benefits, property exit costs, equipment write downs and other restructuring related costs. Under US GAAP, different requirements apply such that certain restructuring charges are recognised in different accounting periods compared with UK GAAP.

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
Under UK GAAP, goodwill arising on acquisitions after 1 April 1998 is accounted for in accordance with FRS 10, ‘Goodwill and Intangible Assets’, and capitalised and amortised. Prior to that date, goodwill arising on acquisitions was, and remains, written off against shareholders’ equity in the year of the acquisition. On disposal or closure of all or part of a previously acquired business, any goodwill previously written off to reserves is included in calculating the profit or loss on disposal. Where capitalised goodwill is regarded as having a limited useful economic life, FRS 10 requires the cost to be amortised on a straight-line basis over that life, which generally does not exceed 20 years.

Goodwill previously written off to reserves in the years ended 31 March 2005, 2004 and 2003 of £nil, £nil and £0.9 million, respectively was released from reserves in relation to disposals under UK GAAP.

Under US GAAP, prior to 1 April 2002, all goodwill was recognised in the balance sheet and amortised to the profit and loss account over its estimated useful life not exceeding 40 years. With effect from 1 April 2002, the group adopted SFAS 142, ‘Goodwill and Other Intangible Assets’. Under SFAS 142, the group is no longer required to amortise goodwill, including that related to investments in joint ventures and other intangible assets with indefinite lives, but will be required to subject these assets to periodic testing for impairment.

SFAS 142 establishes a method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit to a value below its carrying value. The goodwill test for impairment consists of a two-step process that begins with an estimation of the fair value of a reporting unit, which is defined as an operating segment or one level below an operating segment. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any, by determining the implied fair value of goodwill. The evaluation of impairment of existing goodwill in April 2004 indicated no impairment under US GAAP at that time. The group, in accordance with the provisions of SFAS 142, conducts impairment testing in April of each year or more frequently if there is an indication of impairment. Any impairments will be charged to the profit and loss account.

Under UK GAAP, in the year ended 31 March 2005, the profit on sale or termination of operations reflects the write off of goodwill net of accumulated amortisation. Under US GAAP, the profit on sale or termination of operations reflects the write off of goodwill net of accumulated amortisation, charged prior to the adoption of SFAS 142. Therefore the profit on sale or termination of operations is £1.4 million lower under US GAAP.

Under US GAAP the gross goodwill adjustment as at 31 March 2005 was £1,042.8 million (£1,041.2 million as at 31 March 2004). The accumulated amortisation adjustment under US GAAP as at 31 March 2005 was £140.4 million (£155.2 million as at 31 March 2004).

Goodwill amortisation including that related to investments in joint ventures under UK GAAP in the years ended 31 March 2005, 2004 and 2003 was £16.2 million, £8.8 million and £7.5 million, respectively. Under US GAAP, goodwill amortisation was £nil in the years ended 31 March 2005, 2004 and 2003.

(g)	Impairment of long-lived assets
Under UK GAAP, long-lived assets are assessed for impairment under FRS 11, ‘Impairment of Fixed Assets and Goodwill’, whenever events or circumstances indicate that an asset may be impaired. Any impairment is determined by comparing the carrying value of the asset with its recoverable amount, which is determined by reference to the estimated discounted cash flows to be generated from its use. The recoverable amount should be estimated, for an individual asset where reasonably practicable, otherwise at the level of an income generating unit. Dividing the total income of an entity into as many largely independent income streams as is reasonably practicable identifies income generating units. Generally, income generating units are smaller and at lower levels within the management structure than reporting units under SFAS 142. If the events or circumstances that triggered the impairment no longer exist, the impairment may be reversed in subsequent periods.

Under US GAAP, long-lived assets, other than goodwill and intangible assets with an indefinite life, are assessed for impairment under SFAS 144, ‘Accounting for the Impairment or Disposal of Long-Lived Assets’. Goodwill and intangible assets with an indefinite life are assessed for impairment under SFAS 142 as discussed in note (f) above. Under SFAS 144, assets are assessed for impairment whenever events or circumstances indicate that an asset may not be recoverable by comparing the carrying value of the asset with the estimated undiscounted cash flows to be generated by the asset. If this test indicates a deficit, any impairment is calculated by comparing the carrying value of the asset with its fair value, which is usually determined by reference to estimated discounted cash flows. Under US GAAP, the restoration of a previously recognised impairment loss is not permitted.

In accordance with FRS 11, the group performed an impairment review on certain long-lived assets within its infrastructure management business in the year ended 31 March 2005. This resulted in an adjustment to value of tangible assets of £1.6 million. Under US GAAP, there was no indication of impairment of the tangible assets on an undiscounted cash flow basis in accordance with SFAS 144. Under UK GAAP, a previously recognised impairment of £0.7 million was reversed in the year ended 31 March 2005. Under US GAAP, this impairment may not be reversed.

The group also performed an impairment review within its telecommunications business in the year ended 31 March 2003. This resulted in an exceptional adjustment to value of £25.5 million representing tangible assets of £14.6 million, definite-lived intangible assets of £8.6 million and goodwill of £2.3 million. Under US GAAP, there was no indication of impairment of tangible or definite-lived intangible assets in the telecommunications business on an undiscounted cash flow basis in accordance with SFAS 144. In addition, no impairment of telecommunications goodwill under SFAS 142 was required, as stated in note (f) above due to the difference in asset groupings under UK GAAP (income generating units) and US GAAP (reporting units).

The tangible and definite-lived intangible assets continue to be depreciated under US GAAP resulting in a charge to the profit and loss account of £3.2 million and £3.3 million in the years ending 31 March 2005 and 2004 respectively. There was no impairment of goodwill in 2005 or 2004 under UK or US GAAP.

United Utilities Annual Report & Accounts 2005	87

Back to Contents

Financial statements
Notes to the accounts continued

(h) Derivatives and hedging activities
Under UK GAAP, the group does not recognise derivatives at fair value on the balance sheet nor are mark-to-market amounts recorded in net income. Interest differentials on derivative instruments are charged to the profit and loss account as interest costs in the period in which they are realised. Changes in the market value of futures trading contracts are reflected in the profit and loss account in the period in which the change occurs. Monetary assets and liabilities denominated in foreign currencies that are hedged by a foreign currency derivative are translated using the contract rate in the hedging derivative.

Under US GAAP the group adopted SFAS 133, ‘Accounting for Derivative Instruments and Hedging Activities’ (‘SFAS 133’) on 1 April 2002. SFAS 133 requires that all derivative instruments are recognised as assets or liabilities on the balance sheet and measured at fair value, regardless of the purpose or intent in holding them. Changes in the fair value of derivative instruments are recognised periodically either in earnings or shareholders’ equity (as a component of other comprehensive income), depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For derivatives designated as fair value hedges, changes in fair value of the hedged item and the derivative are recognised currently in earnings. For derivatives designated as cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognised in accumulated other comprehensive income on the balance sheet until the hedged item is recognised in earnings. The ineffective portion of the fair value changes are recognised in earnings immediately. Changes in the fair value of the underlying debt instruments are not recognised in net income or shareholders’ equity.

In accordance with the transition provisions of SFAS 133, the group recorded, at 1 April 2001, a net-of-tax cumulative-effect reduction of £88.1 million in accumulated other comprehensive income within shareholders’ equity to recognise at fair value all derivatives that were previously designated as cash flow type hedging instruments. Of the transition adjustment of £88.1 million in accumulated comprehensive income, £79.2 million has been re-classified into earnings at 31 March 2005 (£67.1 million at 31 March 2004).

Additionally, a fair value adjustment recognised in accordance with the transition provisions of SFAS 133 increased debt by £163.0 million, which was offset by a corresponding amount to record derivatives previously designated as fair value type hedging instruments. The fair value adjustment to debt is being amortised over the period of the debt in accordance with the transitional rules.

The group currently does not designate any of its derivative instruments as hedges under SFAS 133. As a result, all derivative contracts have been recorded in the balance sheet at market value at the year end (with changes in fair value recorded in earnings) and all monetary assets and liabilities have been retranslated at spot rates. The group’s earnings under US GAAP will be more volatile because of the effect of derivative instruments.

At 31 March 2005 and 2004, the balance sheet includes current derivative assets of £152.4 million and £192.0 million, current derivative liabilities of £17.7 million and £23.2 million and non-current derivative liabilities of £192.4 million and £180.8 million, respectively.

Under UK GAAP, the group defers gains and losses on interest rate swaps that have been terminated over the period of the underlying debt that was originally hedged. Under US GAAP, all interest rate swaps are marked-to-market through earnings. Therefore the settlement of an interest rate swap has no further impact on reported earnings.

(i) Currency translation adjustments
Under UK GAAP, currency translation adjustments on net borrowings used to finance foreign investments are taken to the statement of total recognised gains and losses to offset the foreign exchange exposure on foreign investments.

Under US GAAP, this offset is not available since the group elected not to designate any instruments as hedges in the year ended 31 March 2002. In the years ended 31 March 2005, 2004 and 2003, there was no currency translation adjustment resulting from the investment in IEBA since the investment had been reduced to zero.

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

Under US GAAP, the group accounts for stock issued to employees in accordance with Accounting Principles Board Opinion No. 25 (‘APB 25’), ‘Accounting for Stock Issued to Employees’. Under APB 25, options granted under the UK Sharesave scheme are treated as compensatory. Also, under APB 25, the executive share option scheme and the performance share plan have been treated as variable plans due to performance conditions attached to the plans. Accordingly, compensation expense has been recognised under US GAAP for the Sharesave scheme, the executive share option scheme and the performance share plan. For all options that include performance-related criteria the cost is calculated as the difference between the option price and the market price at the end of the reporting period. In respect of the Sharesave scheme, the cost is calculated as the difference between the option price and the market price at date of grant. The cost is amortised over the period from the date the options are granted to the date they are first exercisable, that is, the vesting date.

Estimated compensation expense under UK GAAP for the performance share plan is recorded as a liability. Under US GAAP, compensation expense is recorded as a credit to shareholders’ equity.

(k) Revenue and related profit recognition
Under UK GAAP, non-refundable set up fees received from clients as a contribution to transition costs incurred at the commencement of a contract are offset against transition costs incurred, with any excess recognised as revenues over the period of the contract in line with forecast activity levels. Under US GAAP, non-refundable set up fees received at the commencement of a contract are deferred and recognised on a straight-line basis over the longer of the expected client relationship or contractual term.

Under UK GAAP, fixed fee elements within contractually defined revenues are recognised in the period in which services are billed in accordance with the pricing terms. Under US GAAP, the fixed fee elements are recognised on a straight-line basis over the period of the contract, unless evidence suggests that the revenue is earned or that obligations are fulfilled in a different pattern.

The reduction in revenue under US GAAP is £4.5 million in the year ended 31 March 2005 (£8.6 million and £40.9 million in the years ended 31 March 2004 and 2003, respectively).

Under UK GAAP, a provision is required to be recognised for a contract where the unavoidable costs of meeting the obligations under the contract exceed the benefits expected to be received. The provision is measured at the value of the net obligations and is recorded within operating expenses. Under US GAAP, such a provision may not be necessary due to the different revenue recognition policies.

88	United Utilities Annual Report & Accounts 2005

Back to Contents

(l) Business combinations
For business combinations, the purchase method of accounting is used for UK GAAP whereby the acquiring entity allocates consideration for the transaction to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition with the difference treated as goodwill. The group accounts for these business combinations on a consistent basis under US GAAP with the following exceptions:

Under UK GAAP, the group recognises intangible assets separately in a business combination only when they can be disposed of separately without disposing of the business of the entity and their value can be measured reliably on initial measurement. Under US GAAP, the group recognises acquired intangible assets apart from goodwill if (i) they arise from contracted or other legal rights even if the assets are not transferable or separable from the acquired entity or from other rights and obligations; or (ii) they are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. In connection with the business combination occurring in the year ended 31 March 2005, the assets acquired and liabilities assumed have been recorded based on the preliminary estimate of fair value on acquisition. Any change in the preliminary allocation will be reflected as an adjustment to goodwill. In connection with business combinations occurring in the year ended 31 March 2004, the group recognised intangible assets of £32.8 million under US GAAP, comprising customer relationships and customer lists which are amortised over their estimated useful lives. As at 31 March 2005, the net book value of intangible assets under US GAAP was £23.8 million, net of £9.0 million of accumulated amortisation. (2004: £32.2 million, net of £0.6 million accumulated amortisation).

Under UK GAAP, the fair value of the consideration payable includes an estimate of amounts that are deferred or that are contingent upon the future revenues of the acquired entity. Under US GAAP, the contractual terms relating to the determination and payment of deferred and contingent consideration may cause elements of the total expected consideration to be treated as compensation cost for post acquisition services. This element is accrued over the relevant service period. In connection with business combinations occurring in the year ended 31 March 2004, the group recognised £4.3 million of contingent consideration as part of the purchase price of the acquired companies under UK GAAP. This was reduced to £2.7 million in the year ended 31 March 2005, reflecting the revision made to goodwill following reassessment of the likelihood of contingent consideration targets being achieved. Under US GAAP, this contingent consideration will be recognised as compensation expense in future periods. In the year ended 31 March 2005, £0.6 million (2004: £nil) was recognised as compensation expense under US GAAP.

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

Under US GAAP, deferred taxation is provided for all temporary differences (differences between the carrying value of assets and liabilities and their corresponding tax bases) on a full liability basis. Certain items that are treated as permanent differences under UK GAAP are treated as temporary differences under US GAAP. Deferred tax assets are also recognised (net of a valuation allowance) to the extent that it is more likely than not that the benefit will be realised. Under US GAAP, discounting of deferred taxes is not permitted.

(n) Dividends
Under UK GAAP, the proposed dividends on ordinary and A shares, as recommended by the directors, are deducted from shareholders’ equity and shown as a liability in the balance sheet at the end of the period to which they relate. Under US GAAP, such dividends are only deducted from shareholders’ equity at the date of formal declaration of the dividend by the board of directors. Consequently dividends under US GAAP for the year ended 31 March 2005 are £318.0 million (2004: £281.2 million, 2003: £262.4 million).

(o) Earnings per share (EPS)
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

The weighted average number of shares has been restated for periods prior to the rights issue, using an adjustment factor of 0.9176, based on the consideration received from the first stage of the rights issue. Further details are provided in note 10 of the consolidated financial statements. The same restatements are required under UK and US GAAP.

Under UK and US GAAP, diluted EPS must be disclosed. This is based on net income and computed using the weighted average number of shares in issue during the year and the dilutive effect of all share options and ordinary share equivalents. This method is similar to the treasury stock method used to calculate diluted EPS for US GAAP purposes.

Earnings per share computed in accordance with US GAAP has been based on the following number of shares:

	2005	2004	2003
	million	million	million

Weighted average number of ordinary shares under US GAAP – basic EPS	712.5	662.8	606.0

Common stock equivalents – dilutive share options	5.4	3.9	2.3

Number of A shares to be issued in 2005 (ordinary share equivalent)	154.6	82.8

Number of A shares that would have been issued at fair value (ordinary share equivalent)	(83.3)	(53.6)

Weighted average number of ordinary shares under US GAAP – diluted EPS	789.2	695.9	608.3

(p)	New US accounting standards and pronouncements not yet effective
FASB Statement No. 151 (‘SFAS 151’), ‘Inventory Costs’ issued in November 2004, provides guidance for accounting for abnormal amounts of idle facility expense, freight handling costs and spoilage and allocation of fixed production overhead. This accounting standard is applicable for accounting periods beginning after 15 June 2005 and will be adopted by the group from 1 April 2006. Adoption of SFAS 151 is not expected to have a material impact on the group’s financial position, results of operations or cash flows.

United Utilities Annual Report & Accounts 2005	89

Back to Contents

Financial statements
Notes to the accounts continued

FASB Statement No 152 (‘SFAS 152’), ‘Accounting for Real Estate Time-Sharing Transactions’, issued in December 2004, amends existing standards SFAS 66, ‘Accounting for Sales of Real Estate’, and SFAS 67, ‘Accounting for Costs and Initial Rental Operations of Real Estate Projects’ to make them consistent with AICPA Statement of Position 04-2, ‘Accounting for Real Estate Time Sharing Transactions’. This accounting standard is applicable for accounting periods beginning after 15 June 2005 and will be adopted by the group from 1 April 2006. Adoption of SFAS 152 is not expected to have a material impact on the group’s financial position, results of operations or cash flows.

FASB Statement No. 153 (‘SFAS 153’), ‘Exchange of Nonmonetary Assets’ issued in December 2004, is part of the IFRS convergence project. SFAS 153 edits the list of exceptions to entities required to prepare accounts on a non-going concern basis. This accounting standard is applicable for accounting periods beginning after 15 June 2005 and will be adopted by the group from 1 April 2006. Adoption of SFAS 153 is not expected to have a material impact on the group’s financial position, results of operations or cash flows.

FASB Statement No. 123 Revised (‘SFAS 123R’), ‘Share Based Payment’ issued in December 2004, requires compensation costs related to share based payment transactions to be recognised in the financial statements. Previously, a choice existed under US GAAP to account for these transactions either under APB 25, ‘Accounting for Stock Issued to Employees’ or SFAS 123, ‘Share Based payment’. This accounting standard is applicable for accounting periods beginning after 15 December 2005 and will be adopted by the group from 1 April 2006. The group has not determined the effect, if any, of SFAS 123R on the group’s financial position, results of operations or cash flows.

FASB Interpretation No. 47 (‘FIN 47’), ‘Accounting for Conditional Asset Retirement Obligations’, issued in March 2005, clarifies the term ‘conditional asset retirement obligation’ as used in FASB Statement No. 143 (‘SFAS 143’), ‘Accounting for Asset Retirement Obligations’ and when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This interpretation will be effective as of 1 April 2005. The group has not determined the effect, if any, of FIN 47 on the group’s financial position, results of operations or cash flows.

(q) Classification differences between UK and US GAAP
In addition to the differences between UK and US GAAP related to the recognition and measurement of transactions by the group, there are also a number of differences in the manner in which items are classified in the consolidated profit and loss account and consolidated balance sheet. These classification differences have no impact on net income or shareholders’ equity.

Provisions for liabilities and charges
Provisions for liabilities and charges under UK GAAP include £17.3 million (2004: £8.3 million) that are due within one year and which would be reclassified to current liabilities under US GAAP.

Grants
Under UK GAAP, grants (other than capital contributions towards infrastructure assets) are disclosed within deferred grants and contributions as creditors in the balance sheet. Under US GAAP, these amounts are classified differently and would be set against the assets to which they relate. Consequently £302.0 million (2004: £298.1 million) would be classified within tangible fixed assets under US GAAP, rather than as a long-term liability under UK GAAP.

Exceptional items
Under UK GAAP, exceptional items are material items that derive from events or transactions that fall within the ordinary activities of a reporting entity and which individually or, if of a similar type in aggregate, are required or expressly permitted to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view. Exceptional items under UK GAAP in the year ended 31 March 2005 amount to a net charge of £21.1 million and comprise £29.7 million business restructuring charges offset by £4.1 million profit on disposal of fixed assets and £4.5 million profit on sale or termination of operations. Exceptional items are discussed further on page 17. In the years ended 31 March 2005, 2004 and 2003, the profit on sale or termination of operations was disclosed as an exceptional item, after operating profit. In the years ended 31 March 2005 and 2004, the profit/loss on disposal of fixed assets was disclosed as an exceptional item, after operating profit.

Under US GAAP, all exceptional items would have been reflected within operating profit.

Equity method investments
Under UK GAAP, the share of joint ventures’ operating results excludes share of joint ventures’ interest and share of joint ventures’ tax. These amounts are included within ‘Interest payable and similar charges’ and ‘Taxation charge’ respectively. Under US GAAP, all of these amounts are included within ‘Equity in earnings/(losses) of affiliates’.

Under UK GAAP, investments in joint ventures are classified under the heading investments within fixed assets. Under US GAAP, investments in joint ventures are classified as investments in equity affiliates.

(r) Cash flows
Under UK GAAP, the group complies with FRS 1 (Revised), ‘Cash Flow Statements’, the objective and principles of which are similar to those set out in SFAS 95, ‘Statement of Cash Flows’. The principal difference between the two standards is in respect of classification. Under FRS 1 (Revised), the group presents its cash flows for (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) capital expenditure and financial investment; (e) acquisitions and disposals; (f) equity dividends paid; (g) management of liquid resources; and (h) financing activities. SFAS 95 is less prescriptive and recognises only three categories of cash flow activity (a) operating; (b) investing; and (c) financing.

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

90	United Utilities Annual Report & Accounts 2005

Back to Contents
	2005	2004	2003
For the year ended 31 March	£m	£m	£m

Net cash provided by operating activities	465.8	770.3	635.4

Net cash used in investing activities	(866.8)	(1,064.0)	(694.9)

Net cash provided by financing activities	407.2	297.3	78.9

Effect of exchange rate changes on cash	0.7	–	0.2

Net increase in cash	6.9	3.6	19.6

Cash at beginning of year	42.1	38.5	18.9

Cash at end of year	49.0	42.1	38.5

Non-cash items of £4.8 million, £6.3 million and £4.9 million arose in the years ended 31 March 2005, 2004 and 2003, respectively, in relation to financing activities.

(s)	Provision for doubtful debts

	Balance				Balance
	at beginning	Additions		Utilisations	at end
For the year ended 31 March 2005	of period	note	(a)	note (b)	of period

Provision for doubtful debts	107.8	40.8		(21.4)	127.2

For the year ended 31 March 2004

Provision for doubtful debts	93.9	52.8		(38.9)	107.8

For the year ended 31 March 2003

Provision for doubtful debts	70.6	52.1		(28.8)	93.9

Note:
(a) Amounts charged to costs and expenses.
(b) Bad debt write offs and charges to allowances, net of other adjustments, re-classifications and exchange rate changes.

(t) Presentation of financial information

In accordance with UK GAAP the group uses a three-column format for its consolidated profit and loss account that separates exceptional items that meet the definition of exceptional items under FRS 3, ‘Reporting Financial Performance’, and amortisation of goodwill from other costs. This presentation is permitted under UK GAAP and provides certain additional information in order to provide readers with an increased insight into the underlying performance of the business, in line with management’s own view. The presentation of such subtotals is not permitted on the face of the financial statements under US GAAP. An explanation of these presentations is given below.

Total operating profit before goodwill amortisation and exceptional items and profit before tax before goodwill amortisation and exceptional items
Total operating profit before goodwill amortisation and exceptional items is directly derived from the consolidated profit and loss account of the consolidated financial statements. Management believes this financial measure provides useful information to investors as it represents the total of the operating profits/losses for each segment, which is the measure that management uses to evaluate segmental trading performance.

It therefore aligns the performance measure reported to investors with that used by management to monitor performance and allocate resources within the business. Management uses total segmental operating profits/losses to evaluate the trading performance of each segment, because management believes that the exclusion of goodwill amortisation (a non-cash item) and exceptional items (which, by virtue of their size or incidence, have been disclosed separately and may vary significantly each year) provides a more accurate comparison of annual segmental results, which in turn allows a better understanding of actual segmental trading performance.

In assessing the financial position and results of operations, management believes that providing additional measures under UK GAAP, which remove the positive and/or negative impact of exceptional items and the non-cash impact of goodwill amortisation, gives a clearer understanding of the group’s core trading activities, is of relevance in assessing the future direction of the group and clarifies the trends in trading performance. The inclusions of total operating profit and total operating profit before goodwill amortisation and exceptional items and profit before tax and profit before tax before goodwill amortisation and exceptional items allows a complete analysis of both the core trading performance as well as the impact of these exceptional and non-cash items.

Under UK GAAP, exceptional items are material items that derive from events or transactions that fall within the ordinary activities of a reporting entity and which, individually, or, if of a similar type in aggregate, are required or expressly permitted to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view.

Exceptional items, which are disclosed separately under UK GAAP in accordance with FRS 3 ‘Reporting Financial Performance’, are as follows:
For the year ended 31 March
	2005	2004	2003
	£m	£m	£m

Operating exceptional items:
Business restructuring	(29.7)	(4.6)	(3.8)

FRS 11 adjustment to carrying value of telecoms assets	–	–	(25.5)

Non-operating exceptional items:
Profit on sale or termination of operations	4.5	4.3	34.0

Profit/(loss) on disposal of fixed assets	4.1	(2.4)	–

	(21.1)	(2.7)	4.7

United Utilities Annual Report & Accounts 2005	91

Back to Contents

Financial statements
Notes to the accounts continued

Business restructuring costs in 2005 of £29.7 million mainly relate to the restructuring programme in licensed multi-utility operations in preparation for meeting its 2005-10 efficiency challenges, in infrastructure management relating to the restructuring of the business units into market facing business streams, focusing on their specific risks, and in business process outsourcing, a restructuring to form a divisionalised structure to better reflect the markets in which the business operates. Business restructuring costs in 2004 of £4.6 million related to costs arising for the integration of the Eurocall business acquired by Your Communications. In 2003, severance costs of £3.8 million related to telecommunications. Business restructuring costs are considered to be exceptional items under UK GAAP as they are significant programmes for the businesses concerned. FRS 3 therefore expressly permits disclosure of these costs as exceptional items within the income or expense heading to which they relate.

Under UK GAAP, the group performed an impairment review within its telecommunications business in accordance with FRS 11 in the year ended 31 March 2003. This resulted in an adjustment to value of £25.5 million, which was considered to be an exceptional item by virtue of its size and nature. FRS 3 therefore expressly permits disclosure of this adjustment as an exceptional item within the income or expense heading to which it relates.

The profit on sale or termination of operations relates to the group’s withdrawal from various infrastructure management businesses. In the year ended 31 March 2003, the group concluded it no longer had a participating interest in IEBA, the Argentine utility for which United Utilities has been technical operator, and in which the group has a minority interest. It therefore ceased to account for the investment as a joint venture. The accounting provision that existed at 31 March 2002 in respect of the investment in Argentina was taken to the profit and loss account in 2003 which, along with the disposal of US Water and costs associated with withdrawing from infrastructure management in the Americas, gave rise to an exceptional credit of £34.0 million. In 2004 and 2005, further credits were recognised relating to the withdrawal from infrastructure management in the Americas. In 2005, the group disposed of its Green Energy business and reduced its shareholding in Manila Water Company through an initial public offering. FRS 3 requires that profits or losses on the sale or termination of an operation be shown separately on the face of the profit and loss account after operating profit and before interest.

The profit and loss on disposal of fixed assets in the years ended 31 March 2005 and 2004, respectively relate to the disposal of fixed asset investments. FRS 3 requires that profits or losses on the disposal of fixed assets be shown separately on the face of the profit and loss account after operating profit and before interest.

Although management uses these financial measures and the segmental analysis as shown in note 2 of the consolidated financial statements to analyse trading performance, total operating profit and profit before tax should also be considered. Due to the presentation of these additional measures the condensed income statement in accordance with Article 10 of Regulation S-X based on UK GAAP amounts is presented below.

	2005	2004	2003
For the year ended 31 March	£m	£m	£m

Net sales and gross revenues	2,253.9	2,060.0	1,878.8

Costs and expenses applicable to sales and revenues	(931.9)	(834.1)	(733.7)

Depreciation and amortisation	(381.4)	(376.1)	(356.9)

Other operating costs	(136.2)	(107.4)	(87.5)

Selling, general and administrative expenses	(147.8)	(130.8)	(119.5)

Provision for doubtful accounts and notes	(40.8)	(52.8)	(52.1)

Operating income	615.8	558.8	529.1

Non-operating income	16.0	13.2	14.9

Interest and amortisation of debt discount and expense	(270.9)	(237.6)	(220.1)

Income before income tax expense, minority interests and equity investees	360.9	334.4	323.9

Income tax expense	(37.7)	27.5	(45.7)

Minority interests in income of consolidated entities	(1.8)	(1.6)	(2.3)

Equity in earnings of unconsolidated entities and 50 per cent or less owned persons	11.7	0.7	1.9

Net income	333.1	361.0	277.8

Basic earnings per share	46.8p	54.5p	45.8p

Diluted earnings per share	42.2p	52.1p	45.7p

Net debt
Net debt is a UK GAAP measure that is required to be disclosed in accordance with Financial Reporting Standard 1 ‘Cash flow statements (revised 1996)’. Net debt is defined as borrowings (comprising debt, together with derivatives and obligations under finance leases) less cash and liquid resources. Management uses net debt, which is reconciled to gross debt in note 23 of the consolidated financial statements, to assess the group’s liquidity position by reference to the group’s committed level of funding. The group seeks to ensure that sufficient funding is available to meet foreseeable requirements plus headroom for contingencies.

38	RESTATEMENTS TO EARNINGS PER SHARE

As described in note 10 of the consolidated financial statements and note 37(o), earnings per share has been restated for all periods prior to the rights issue to reflect the bonus element of the rights issue, as required by FRS 14 under UK GAAP. The same adjustments are required under US GAAP.

92	United Utilities Annual Report & Accounts 2005

Back to Contents

Information for shareholders
Selected consolidated financial data

The selected financial data set out below was extracted or derived from the consolidated financial statements. The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, such consolidated financial statements and their accompanying notes. The selected financial data for the years ended 31 March 2005, 2004, 2003, 2002 and 2001 and as of 31 March 2005, 2004, 2003, 2002 and 2001 as well as other information included elsewhere in this document are extracted from the group’s 2005 and historical consolidated financial statements and related notes.

United Utilities prepares its consolidated financial statements in accordance with UK GAAP, which differs in certain respects from US GAAP. Included in note 37 to the consolidated financial statements are reconciliations of profit after taxation (or net income) and equity shareholders’ funds (or shareholders’ equity) and the company’s financial position under UK GAAP and those under US GAAP.

During the year ended 31 March 2004, the group announced a five for nine rights issue to raise a total of £1 billion, structured so that the proceeds are received in two stages. On 26 August 2003, the rights issue was approved by shareholders at an extraordinary general meeting of United Utilities PLC, and authority was given for the issuance of up to 638,000,000 A shares of 50 pence each. The first tranche of the proceeds, received during September 2003, raised £501.2 million (net of costs) from the issuing of 309,286,997 A shares. The second tranche of proceeds is expected to be received in June 2005, reflecting the subscription for further A shares. All A shares will then be consolidated and reclassified as ordinary shares on the basis of one ordinary share for two A shares.

Basic and diluted earnings per share have been restated for all periods prior to the rights issue to reflect the bonus element of the rights issue as required by Financial Reporting Standard No.14 ‘Earnings per share’. The same adjustments are required under US GAAP.

The discontinued operations within the selected financial data relate to the sale of the energy supply business in August 2000.

Amounts in accordance with UK GAAP
	2005 (1)	2005	2004	2003	2002	2001
	$	£	£	£	£	£
Financial year ended 31 March	(in millions, except for information given per share and per ADS)

Consolidated income statement data:
Group turnover from continuing operations	4,259.8	2,253.9	2,060.0	1,878.8	1,786.2	1,490.9

Group turnover from discontinued operations(2)	–	–	–	–	–	201.5

Total group turnover	4,259.8	2,253.9	2,060.0	1,878.8	1,786.2	1,692.4

Net operating costs (before exceptional items)	(3,025.9)	(1,601.0)	(1,485.3)	(1,339.5)	(1,252.7)	(1,177.7)

Operating exceptional items(3)	(56.1)	(29.7)	(4.6)	(29.3)	(11.9)	(16.6)

Group operating profit	1,177.8	623.2	570.1	510.0	521.6	498.1

Share of operating profit of joint ventures	42.9	22.7	13.6	14.9	11.8	8.7

Non-operating exceptional items(3)	16.3	8.6	1.9	34.0	–	191.2

Net interest payable and similar charges	(536.9)	(284.1)	(248.1)	(231.4)	(230.6)	(220.3)

Profit before tax	700.1	370.4	337.5	327.5	302.8	477.7

Tax (charge)/credit on profit on ordinary activities	(82.4)	(43.6)	24.3	(56.8)	(39.4)	(67.4)

Exceptional tax credit/(charge)	15.3	8.1	0.8	9.4	–	(69.0)

Profit after tax	633.0	334.9	362.6	280.1	263.4	341.3

Minority interest	(3.4)	(1.8)	(1.6)	(2.3)	(1.6)	–

Profit after tax and minority interests	629.6	333.1	361.0	277.8	261.8	341.3

Dividends	(613.7)	(324.7)	(315.3)	(264.8)	(260.9)	(254.9)

Retained profit for the financial year	15.9	8.4	45.7	13.0	0.9	86.4

Basic earnings per share(5)	$0.88	46.8p	54.5p	45.8p	43.4p	56.8p

Diluted earnings per share(5)	$0.80	42.2p	52.1p	45.7p	43.3p	56.5p

Dividend per ordinary share	$0.86	45.42p	44.31p	47.6p	47.0p	46.1p

Dividend per ADS(6)	$1.72	90.84p	88.62p	95.2p	94.0p	92.2p

Dividend per A share(7)	$0.43	22.71p	22.155p	N/A	N/A	N/A

Re-presented dividend per ordinary
share (post rights issue)(8)	$0.86	45.42p	44.31p	43.18p	42.64p	41.82p

Average number of ordinary shares
in issue – basic (million)(5)		712.5	662.8	606.0	603.2	600.6

Average number of ordinary shares
in issue – diluted (million)(5)		789.2	693.5	607.7	605.1	603.4

United Utilities Annual Report & Accounts 2005	93

Back to Contents

Information for shareholders
Selected consolidated financial data continued

	2005 (1)	2005	2004	2003	2002	2001
As at 31 March	$m	£m	£m	£m	£m	£m

Consolidated balance sheet data:
Fixed assets	15,936.5	8,432.0	7,958.5	7,216.1	6,833.7	6,586.0

Current assets	3,168.2	1,676.3	1,560.9	1,174.9	831.8	899.7

Total assets	19,104.7	10,108.3	9,519.4	8,391.0	7,665.5	7,485.7

Current liabilities	(3,352.7)	(1,773.9)	(1,383.1)	(1,433.5)	(1,358.6)	(1,553.6)

Long-term obligations	(9,857.7)	(5,215.7)	(5,033.4)	(4,406.2)	(3,772.5)	(3,335.5)

Net assets	5,894.3	3,118.7	3,102.9	2,551.3	2,534.4	2,596.6

Share capital and share premium	3,316.8	1,754.9	1,734.9	1,230.8	1,227.5	1,209.5

Reserves and retained profits	2,575.1	1,362.5	1,348.4	1,302.8	1,291.7	1,373.5

Equity shareholders’ funds	5,891.9	3,117.4	3,083.3	2,533.6	2,519.2	2,583.0

Minority interest	2.4	1.3	19.6	17.7	15.2	13.6

Capital employed	5,894.3	3,118.7	3,102.9	2,551.3	2,534.4	2,596.6

Financial year	2005 (1)	2005	2004	2003	2002	2001

Other financial data:

Ratio of earnings to fixed charges(10)		2.1x	2.2x	2.3x	2.3x	2.3x

Net leverage(11)		57%	53%	57%	55%	52%

Amounts in accordance with US GAAP
	2005 (1)	2005	2004	2003	2002	2001
	$	£	£	£	£	£
Financial year ended 31 March	(in millions, except for information given per share and per ADS)

Consolidated income statement data:
Group turnover(12)	4,251.4	2,249.4	2,051.4	1,837.9	1,786.2	1,692.4

Net operating costs	(3,117.4)	(1,649.4)	(1,525.7)	(1,339.8)	(1,323.1)	(1,249.1)

Operating profit from continuing operations
before interest and tax(4)	1,134.0	600.0	525.7	498.1	463.1	422.5

Operating profit from discontinued operations
before interest and tax(2)	–	–	–	–	–	20.8

Profit on disposal of business	–	–	–	–	–	167.0

Net interest payable(13)	(468.7)	(248.0)	(120.4)	5.3	(293.4)	(164.7)

Profit before tax from continuing operations(13)	665.3	352.0	405.3	503.4	169.7	261.8

Profit before tax from discontinued operations(2)	–	–	–	–	–	183.8

Tax charge on profit on ordinary activities(13)	(174.5)	(92.3)	(109.9)	(107.2)	(76.1)	(247.8)

Profit after tax from continuing operations(13)	490.8	259.7	295.4	396.2	93.6	72.6

Profit after tax from discontinued operations(2)	–	–	–	–	–	125.2

Minority interest	(3.4)	(1.8)	(1.6)	(2.3)	(1.6)	–

Profit after tax and minority interests from
continuing operations(13)	487.4	257.9	293.8	393.9	92.0	72.6

Profit after tax and minority interests from
discontinued operations(2)	–	–	–	–	–	125.2

Profit after tax and minority interests(13)	487.4	257.9	293.8	393.9	92.0	197.8

Basic earnings per share from continuing operations(5) (9)	$0.68	36.2p	44.3p	65.0p	15.3p	12.1p

Basic earnings per share from discontinued operations(5) (9)	–	–	–	–	–	20.8p

Basic earnings per share	$0.68	36.2p	44.3p	65.0p	15.3p	32.9p

Diluted earnings per share from continuing operations(5)	$0.62	32.7p	42.2p	64.8p	15.2p	12.1p

Diluted earnings per share from discontinued operations(5)	–	–	–	–	–	20.8p

Diluted earnings per share	$0.62	32.7p	42.2p	64.8p	15.2p	32.9p

Average number of ordinary shares
in issue – diluted (million)(5)		789.2	695.9	608.3	605.1	601.9

94	United Utilities Annual Report & Accounts 2005

Back to Contents

	2005 (1)	2005	2004	2003	2002	2001
As at 31 March	$m	£m	£m	£m	£m	£m
Consolidated balance sheet data:
Fixed assets	18,043.8	9,547.0	9,009.0	8,235.5	7,781.9	7,535.3

Current assets	3,035.7	1,606.2	1,655.9	1,495.7	1,032.8	910.0

Total assets	21,079.5	11,153.2	10,664.9	9,731.2	8,814.7	8,445.3

Current liabilities(13)	(2,842.3)	(1,503.9)	(1,366.8)	(1,235.8)	(1,202.5)	(1,458.8)

Long-term obligations(13)	(11,762.6)	(6,223.6)	(5,930.4)	(5,702.9)	(4,735.1)	(3,895.0)

	6,474.6	3,425.7	3,367.7	2,792.5	2,877.1	3,091.5

Capital stock	1,353.6	716.2	711.8	556.5	555.9	552.9

Share premium account	1,963.1	1,038.7	1,023.1	674.3	671.6	656.6

Reserves and retained profits(13)	3,155.4	1,669.5	1,613.2	1,554.0	1,634.4	1,867.5

Shareholders’ equity	6,472.1	3,424.4	3,348.1	2,774.8	2,861.9	3,077.0

Minority interest	2.5	1.3	19.6	17.7	15.2	14.5

	6,474.6	3,425.7	3,367.7	2,792.5	2,877.1	3,091.5

Financial year		2005	2004	2003	2002	2001

Other financial data:
Ratio of earnings to fixed charges(10)		1.8x	2.2x	2.8x	1.6x	2.1x

(1)	US dollar amounts have been translated from sterling at the rate of £1.00 = $1.89, the noon buying rate on 31 March 2005. These translations are not representations that pounds have been, could have been, or can in the future be converted into US dollars at this or any other rate of exchange and are solely for the convenience of the reader.
(2)	Discontinued operations relate to the sale of the energy supply business in August 2000.
(3)	Exceptional items, which are disclosed separately under UK GAAP in accordance with FRS 3 ‘Reporting Financial Performance’, comprise:

	2005 (1)	2005	2004	2003	2002	2001
Financial year	$m	£m	£m	£m	£m	£m

UK GAAP
Business restructuring	(56.1)	(29.7)	(4.6)	(3.8)	(11.9)	(16.6)

FRS 11 adjustment to carrying value of telecoms assets	–	–	–	(25.5)	–	–

Profit on sale or termination of operations	8.5	4.5	4.3	34.0	–	–

Profit on disposal of the energy supply business	–	–	–	–	–	191.2

Profit/(loss) on disposal of fixed assets	7.7	4.1	(2.4)	–	–	–

	(39.9)	(21.1)	(2.7)	4.7	(11.9)	174.6

Further details of exceptional items under UK GAAP are given on page 17.

United Utilities Annual Report & Accounts 2005	95

Back to Contents

Information for shareholders
Selected consolidated financial data continued

(4)	Operating profit from continuing operations before interest and tax is stated after the items from continuing operations scheduled below. The following table sets out the US GAAP equivalent to UK GAAP exceptional items (i.e. the restructuring charges, the profit on disposal of the energy supply business, the profit on sale or termination of operations, adjustment to the value of telecommunications assets and the profit or loss on disposal of fixed assets) from continuing and discontinued operations:
	2005 (1)	2005	2004	2003	2002	2001
Financial year	$m	£m	£m	£m	£m	£m

US GAAP
Continuing operations:

Business restructuring	(60.1)	(31.8)	(2.4)	(3.8)	(11.9)	(16.6)

Profit on sale or termination of operations	5.9	3.1	4.3	(4.3)	–	–

Currency translation adjustment	–	–	–	(6.8)	(41.3)	–

Profit/(loss) on disposal of fixed assets	7.7	4.1	(2.4)	–	–	–

	(46.5)	(24.6)	(0.5)	(14.9)	(53.2)	(16.6)

Discontinued operations:

Profit on disposal of the energy supply business	–	–	–	–	–	167.0

	–	–	–	–	–	167.0

The amount for profit or loss on disposal of fixed assets is the same under UK and US GAAP, for the years ended 31 March 2005 and 2004, as are the profit on sale or termination of operations for the year ended 31 March 2004 and business restructuring for the years ended 31 March 2003, 2002 and 2001. For business restructuring the increase under US GAAP of £2.1 million in the year ended 31 March 2005 and the reduction of £2.2 million in the year ended 31 March 2004 relate to costs being recognised in different accounting periods. The profit on sale or termination of operations for the year ended 31 March 2005 reduced by £1.4 million under US GAAP, as the carrying value of goodwill, included in the profit and loss account as a realised cost of disposal, is higher under US GAAP as goodwill has not been amortised since adoption of SFAS 142 on 1 April 2002.

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

Under UK GAAP, the group performed an impairment review within its telecommunications business in accordance with FRS 11 in the year ended 31 March 2003. This resulted in an exceptional adjustment to value of £25.5 million representing tangible assets of £14.6 million, definite-lived intangible assets of £8.6 million and goodwill of £2.3 million. Under US GAAP, there was no indication of impairment of tangible or definite-lived intangible assets in the telecommunications business on an undiscounted cash flow basis in accordance with SFAS 144. In addition, no impairment of goodwill under SFAS 142 was required.

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

Basic and diluted earnings per share have been restated for all periods prior to the rights issue to reflect the bonus element of the rights issue as required by FRS 14 ‘Earnings per share’. The same treatment is required under US GAAP. The adjustment factor applied to the basic and diluted weighted average number of shares is based on the consideration received from the first stage of the rights issue. The adjustment factor is 0.9176, calculated using 531.5 pence per ordinary share, being the closing price on 26 August 2003, the date of approval of the rights issue at the extraordinary general meeting.

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

96	United Utilities Annual Report & Accounts 2005

Back to Contents

an ordinary share.

(8)	Dividends per ordinary share for periods prior to the rights issue have been re-presented for comparative purposes to take account of the bonus element of the first stage of the rights issue. The factor applied to the prior period dividend per share is 0.9072, calculated using 576.0 pence per ordinary share, the closing price on 25 July 2003, the last business day prior to the announcement of the rights issue.

(9)	For the purposes of calculating basic earnings per share, the weighted average number of shares in issue under US GAAP is the same as under UK GAAP.

(10)	For the purposes of calculating the ratio of earnings to fixed charges, ‘earnings’ consists of profit on ordinary activities from continuing operations before tax before adjustment for minority interests in consolidated subsidiaries and profits or losses from joint ventures plus fixed charges, and amortisation of capitalised interest less capitalised interest and minority interests. ‘Fixed charges’ consists of interest expensed and capitalised plus amortised premiums, discounts and capitalised expenses related to indebtedness and the interest portion in rent expense.

(11)	Net leverage is defined as net debt (loans and related derivatives, finance leases and overdrafts less cash at bank and in hand and managed funds and short-term investments) as a percentage of net debt plus equity shareholders’ funds. Net debt is a UK GAAP measure, required by FRS 1 (Revised) ‘Cash Flow Statements’, but is considered a non-GAAP measure for the purpose of US GAAP as discussed on page 15.

(12)	The difference between group turnover in 2005, 2004 and 2003 under US GAAP of £2,249.4 million, £2,051.4 million and £1,837.9 million, respectively and group turnover under UK GAAP of £2,253.9 million, £2,060.0 million and £1,878.8 million, respectively is due to the revenue recognition difference between UK and US GAAP of £4.5 million (2004: £8.6 million, 2003: £40.9 million) as shown in note 37(k) of the summary of differences between UK and US GAAP.

(13)	Net income and shareholders’ equity under US GAAP have been restated to reflect the translation of loans at spot rates instead of the contract rates in the hedging derivatives, with a consequential impact on taxes. This resulted in the following (increase)/decrease in the amounts previously reported:

	2004	2003	2002
Financial year ended 31 March	£m	£m	£m

Net interest payable	139.7	(31.2)	(83.1)

Tax charge on ordinary activities	(41.9)	9.4	24.9

	2004	2003	2002
At 31 March	£m	£m	£m

Long-term obligations	25.4	(114.3)	(83.1)

Current liabilities	(7.6)	34.3	24.9

Shareholders’ equity	(17.8)	80.0	58.2

United Utilities Annual Report & Accounts 2005	97

Back to Contents

Useful information for shareholders

DIVIDENDS
An interim dividend in respect of each financial year is normally declared by United Utilities in November/December for payment in the following February. Since 2003, the final dividend in respect of the financial year is recommended by directors in May/June and paid in August, following approval by shareholders in July. Previously, the final dividend was paid in October. The following table sets out the dividends paid on ordinary and A shares in respect of the past five financial years, excluding any associated UK tax credit in respect of such dividends.

					Years ended 31 March

	Note	2005	2004	2003	2002	2001
Pence per share	(i)	p	p	p	p	p

Interim dividend per ordinary share		14.79	14.43	15.50	15.30	15.00

Final dividend per ordinary share		30.63	29.88	32.10	31.70	31.10

Total dividend per ordinary share		45.42	44.31	47.60	47.00	46.10

Total dividend per A share		22.71	22.155	N/A	N/A	N/A

US $ per share	(i)	$	$	$	$	$

Interim dividend per ordinary share		0.28	0.27	0.25	0.22	0.22

Final dividend per ordinary share		0.58	0.53	0.51	0.45	0.46

Total dividend per ordinary share		0.86	0.80	0.76	0.67	0.68

Total dividend per A share		0.43	0.40	N/A	N/A	N/A

Total dividend per ADS($)	(i), (ii)	1.72	1.60	1.52	1.34	1.36

The exchange rates at the dividend payment dates were as follows:
		2005	2004	2003	2002	2001

Exchange rate at interim payment date		1.86	1.86	1.63	1.42	1.45

Exchange rate at final payment date	(iii)	1.89	1.79	1.58	1.42	1.48

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

In the table below, dividends per ordinary share and per ADS for periods prior to the rights issue have been re-presented for comparative purposes to take account of the bonus element of the first stage of the rights issue. The factor applied to dividends for the periods prior to the rights issue is 0.9072, calculated using 576.0 pence per ordinary share, this being the closing price on 25 July 2003, the last business day prior to the announcement of the rights issue.

					Years ended 31 March

	Note	2005	2004	2003	2002	2001
Pence per ordinary share	(i)	p	p	p	p	p

Interim (re-presented)		14.79	14.43	14.06	13.88	13.61

Final (re-presented)		30.63	29.88	29.12	28.76	28.21

Total (re-presented)		45.42	44.31	43.18	42.64	41.82

US $ per ordinary share	(i)	$	$	$	$	$

Interim (re-presented)		0.28	0.27	0.23	0.20	0.20

Final (re-presented)		0.58	0.53	0.46	0.41	0.42

Total (re-presented)		0.86	0.80	0.69	0.61	0.62

Total dividend per ADS($) (re-presented)	(i), (ii)	1.72	1.60	1.38	1.22	1.24

Notes:
(i)	Dividends per ordinary share, per A share and per ADS exclude any associated UK tax credit available to certain holders of ordinary shares and ADSs. See the ‘Taxation’ section on page 101.

(ii)	Calculated based on a ratio of two ordinary shares for one ADS.

(iii)	The exchange rate at the date the 2005 final dividend will be paid is assumed to be £1.00 = $1.89.

Future dividends will depend upon the company’s earnings, financial condition and other factors. Interim and final dividends paid in the past are not necessarily indicative of future interim and final dividends, or the future relationships between them. A person resident in the UK for tax purposes who receives a dividend from United Utilities is generally entitled to a tax credit, currently at a rate of one-ninth of the net dividend (or 10 per cent of the sum of the net dividend and the associated UK tax credit). For further information, see the ‘Taxation’ section on page 101.

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

98	United Utilities Annual Report & Accounts 2005

Back to Contents

EXCHANGE CONTROLS
There are currently no UK foreign exchange control restrictions on the export or import of capital, which affect the remittance of dividends, interest or other payments to non-UK resident holders of the company’s securities except as otherwise detailed in the ‘Taxation’ section of this document on page 101.

EXCHANGE RATES
In this report, unless otherwise specified or unless the context requires otherwise, all references to ‘pound’, ‘sterling’, ‘pounds sterling’, GBP, ‘£’, ‘p’ and ‘pence’ are to the lawful currency of the United Kingdom. The company publishes its consolidated financial statements in sterling. In this report, all references to ‘US dollars’, ‘US$’ and ‘$’ are to the lawful currency of the United States of America (‘United States’ or ‘US’). Amounts stated in US dollars, unless otherwise indicated, have been translated from sterling at an assumed rate solely for convenience, and should not be construed as representations that the sterling amounts actually represent such US dollar amounts or could be converted into the US dollars at the rate indicated or any other rate. Unless otherwise indicated, such US dollar amounts have been translated from sterling at the rate of £1.00 = $1.89, the noon buying rate in the City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (‘noon buying rate’) on 31 March 2005. The noon buying rate on 31 March 2005 differs from the actual rates used in the preparation of the company’s consolidated financial statements, and US dollar amounts used in this report may differ from the actual US dollar amounts that were translated into sterling in the preparation of such financial statements.

The following table sets out, for the financial year indicated, certain information concerning the noon buying rate for pounds sterling and US dollars per £1.00:

Financial year	High	Low	Average(	1)	Period end

2001	$1.60	$1.40	$1.47		$1.42

2002	$1.48	$1.37	$1.43		$1.42

2003	$1.65	$1.43	$1.55		$1.58

2004	$1.90	$1.55	$1.71		$1.84

2005	$1.95	$1.75	$1.85		$1.89

(1) The average of the noon buying rate on the last day of each month during the relevant period.

Month	High	Low

2004

December	$1.95	$1.91

2005

January	$1.91	$1.86

February	$1.92	$1.86

March	$1.93	$1.87

April	$1.92	$1.87

May	$1.90	$1.82

On 1 June 2005, the noon buying rate was US$1.81 per £1.00.

MATERIAL CONTRACTS
United Utilities, through its subsidiary United Utilities Water, holds a licence for the provision of water supply and wastewater services in an area of north west England comprising 3.1 million homes and businesses. In addition, United Utilities, through its subsidiary United Utilities Electricity, holds the electricity distribution licence for an area in north west England comprising 2.2 million consumer premises. For more information on these licences see ‘Economic regulation of wastewater and water’ on pages 6 and 7 and ‘Economic regulation of electricity distribution’ on pages 8 and 9.

(a)	On 13 October 1998 United Utilities, United Utilities Electricity (formerly NORWEB plc) and North West Water Finance PLC (which was subsequently replaced by United Utilities Water) established a $2,000,000,000 European Medium Term Note Programme (‘EMTN’) under a trust deed that was amended on 3 October 2003 between United Utilities PLC, United Utilities Electricity PLC, United Utilities Water PLC and The Law Debenture Trust Corporation p.l.c. The maximum aggregate nominal amount of notes which may be outstanding from time to time under the EMTN was increased to US$3,000,000,000 on 5 October 1999, increased to €4,000,000,000 on 4 October 2001 and further increased to €5,000,000,000 on 3 October 2003. An updated offering circular for the programme was published on 6 October 2004. As at 31 March 2005, a total of €3,579,241,000 of notes were outstanding under the EMTN;

(b)	In March 1998, United Utilities, United Utilities Electricity and North West Water Finance PLC (which was subsequently replaced by United Utilities Water) established an unlisted Euro Commercial Paper Programme (the ‘ECP Programme’). The aggregate principal amount of the notes outstanding at any one time under the ECP Programme may not exceed US$1,500,000,000 or its equivalent in alternative currencies. Any notes issued under the ECP Programme may only mature after seven but not more than 365 (364 for sterling notes) days from issue. The programme amount may be increased from time to time. As at 31 March 2005, there were no outstanding notes issued under the ECP Programme;

(c)	In August 1995 United Utilities Electricity issued £200,000,000 8.875 per cent listed bonds due 2026. The bonds are in bearer form in denominations of £1,000, £10,000 and £100,000 each and in registered form in amounts of £1.00 or integral multiples thereof and were constituted under a trust deed dated 3 August 1995 between United Utilities Electricity and The Law Debenture Trust Corporation p.l.c. as trustee. United Utilities Electricity issued further bonds on the same terms on 6 July 2001 and 20 December 2001. On 15 February 2002, United Utilities Electricity issued further bonds, again on the same terms, and consolidated the four issues to form a fungible single series of an aggregate outstanding amount of £450,000,000; and

United Utilities Annual Report & Accounts 2005	99

Back to Contents

Useful information for shareholders continued

(d)	On 25 March 1998 United Utilities issued US$500,000,000 6.45 per cent notes due 1 April 2008 under an indenture dated 25 March 1998.On 28 July 1998, United Utilities issued US$350,000,000 6.25 per cent notes due 15 August 2005, and US$400,000,000 6.875 per cent notes due15 August 2028 under two indentures dated 28 July 1998. All of these bonds are US Securities and Exchange Commission (‘SEC’) F-1 registered Yankee bonds. In April 2001 United Utilities filed an F-3 shelf registration with the SEC enabling the company to issue up to US$2,000,000,000 of debt securities (the ‘US Programme’) under an indenture dated 17 June 2003 by and between United Utilities PLC and Deutsche Bank Trust Company Americas. On 19 June 2003, United Utilities issued US$250,000,000 4.55 per cent notes due 19 June 2018 and on 16 January 2004 issued US$350,000,000 5.375 per cent notes due 1 February 2019 under the US Programme. As at 31 March 2005, a total of US$1,850,000,000 of F-1 and F-3 SEC registered debt securities remain outstanding.

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

The articles provide for directors to retire from office and seek re-election by the company’s shareholders in various circumstances. A director appointed by the board must retire at the next annual general meeting of the company following his appointment. A non-executive director who has served as a director of the company for a continuous period of nine years or more must retire from office at each following annual general meeting. Ordinarily each director must retire at the third annual general meeting following his appointment or last re-appointment by the shareholders of the company.

In addition, at each annual general meeting one third of the directors (or, if their number is not three or a multiple of three, the number nearest to but not exceeding one third) must retire from office by rotation. In determining the number and the identity of the directors required to retire by rotation, those directors required to retire as a result of their initial appointment by the board and non-executive directors retiring under the ‘nine year’ provision, are not taken into account. In each case, the retiring directors may offer themselves for re-appointment by the company’s shareholders at the meeting at which they are required to retire.

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

All substantive resolutions put to a vote at a general meeting shall be decided on a poll. All other resolutions shall be decided on a show of hands. Every holder of ordinary shares present in person shall on a show of hands have one vote, and every holder of ordinary shares present in person or by proxy shall on a poll have one vote for every ordinary share of which he is the holder. The chairman of a general meeting has absolute discretion in determining whether a resolution is a substantive resolution or another resolution and his decision shall be final. If a shareholder has been given notice in accordance with section 212 of the Companies Act and has failed to provide the necessary information in accordance with the statutory timeframes, the shareholder shall not be entitled to exercise their right to vote at the meeting; a further restriction exists should a call or any other sum due and payable by the shareholder remain unpaid. The holders of A shares are entitled to receive notice of any general meeting of the company and to attend, speak or vote at such general meeting on the same basis as the holder of ordinary shares provided that each holder of A shares on a poll shall have only one vote for every two A shares held.

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

100	United Utilities Annual Report & Accounts 2005

Back to Contents

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

General meetings
21 clear days’ written notice is required to be given to shareholders for an annual general meeting or an extraordinary general meeting where a special resolution is to be proposed. Ordinarily, only 14 clear days’ notice is required for an extraordinary general meeting. An annual general meeting can be held at shorter notice provided that all the shareholders entitled to attend and vote agree; and, in the case of an extraordinary general meeting, if shareholders holding 95 per cent in nominal value entitled to attend and vote agree. If a shareholder is unable to attend the general meeting they are entitled to appoint a proxy to vote on their behalf and a corporate body is entitled to appoint a corporate representative to vote on its behalf. Not more than 15 months shall elapse between one annual general meeting and the next. In addition to the directors, a member or members holding not less than one-tenth of the paid-up capital can require that a general meeting be convened.

There are no limitations imposed by UK law or the company’s memorandum and articles of association which restrict the right of non-UK resident or non-UK citizen owners, as opposed to UK resident or citizen owners, to hold shares in the company or to exercise any voting rights. . However, shareholders with a registered address outside the UK are not entitled to receive notice from the company, including notices of general meetings, unless they have given the company an address in the UK to which such notices may be sent.

All shares of the same share class rank pari passu

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

For taxes withheld at source, the Treaty is effective from 1 May 2003. Holders should however note that any person that is or would have been entitled to greater benefits under the Old Treaty than under the Treaty may be able to elect to have the provisions of the Old Treaty apply in their entirety for a period of twelve months from the date on which the Treaty would otherwise have effect. Holders should consult their own tax advisers with respect to the implications in their own particular circumstances of the election, including the possible entitlement to a special US foreign tax credit described below under ‘Taxation of dividends – United States’.

This summary applies to eligible US holders if they are:

• the beneficial owner of the ordinary shares or ADSs and of any dividends received;

• an individual citizen or resident of the United States, a US corporation, or otherwise subject to US federal income tax on a net income basis in respect of their shares or ADSs; and

• not also a resident of the United Kingdom for UK tax purposes and they do not hold ordinary shares or ADSs in connection with the conduct of a business through a permanent establishment or the performance of personal services through a fixed base in the UK.

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

Taxation of dividends
United Kingdom

There is no UK withholding tax on dividends. A shareholder resident for UK tax purposes in the UK who receives a dividend from the company will generally be entitled to a tax credit equal to one-ninth of the dividend. The Old Treaty allowed an eligible US holder to claim a similar tax credit from the UK Revenue. However, it also provided for a notional UK withholding tax which, in the case of an eligible US holder that owned, directly or indirectly, less than 10 per cent of the voting stock of the company, was set at 15 per cent of the aggregate of the dividend and the credit. This meant that no amount was actually payable to such holders by the UK Revenue in respect of their tax credit entitlement.

The Treaty provides neither for the right to claim the credit nor for the notional withholding tax. The result is that no eligible US holder will be entitled by virtue of the Treaty to an additional payment from the UK Revenue on receipt of a dividend from the company.

United Utilities Annual Report & Accounts 2005	101

Back to Contents

Useful information for shareholders continued

United States
Eligible US holders must include dividends received in ordinary income on the date such a holder or ADS depositary received them. The dividends will be treated as foreign source income. Eligible US holders should determine the amount of dividend income by converting pounds sterling into US dollars at the exchange rate in effect on the date of such holder’s (or the depositary’s, in the case of ADSs) receipt of the dividend. Subject to certain exceptions for positions that are hedged or held for less than 61 days, an individual eligible US holder generally will be subject to US taxation at a maximum rate of 15 per cent in respect of ‘qualified dividends’ received before 2009.

Dividends received with respect to the ordinary shares or ADSs will be qualified dividends if United Utilities was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (‘PFIC’). Based on United Utilities’ audited financial statements and relevant market data, United Utilities believes that it was not treated as a PFIC for US federal income tax purposes with respect to its 2003 or 2004 taxable year. In addition, based on United Utilities’ audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, United Utilities does not anticipate becoming a PFIC for its 2005 taxable year.

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

United States
Gain realised on the sale, exchange or other disposition of ordinary shares or ADSs will be included in income for US tax purposes and will be long-term capital gain if the ordinary shares or ADSs were held for more than one year. The net long-term capital gain recognised by an individual eligible US holder before 1 January 2009, generally is subject to taxation at a maximum rate of 15 per cent.

Backup withholding tax and information reporting
Distributions made on ordinary shares and proceeds from the sale of ordinary shares or ADSs that are paid within the UK or through certain US-related financial intermediaries to US holders are subject to information reporting and may be subject to a ‘backup’ US withholding tax unless, in general, the US holder complies with certain procedures or is a corporation or other person exempt from such withholding. Holders that are not US persons generally are not subject to information reporting or backup withholding tax, but may be required to comply with applicable certification procedures to establish that they are not US persons in order to avoid the application of such information reporting requirements or backup withholding tax to payments received within the US or through certain US-related financial intermediaries.

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

102	United Utilities Annual Report & Accounts 2005

Back to Contents

LISTING AND PRICE HISTORY
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

	London Stock Exchange		New York Stock Exchange
	per ordinary share		per ADS

	High (p)	Low (p)	High (US$)	Low (US$)

Financial year 2001	639.8	489.4	19.62	14.57

Financial year 2002	582.3	499.7	16.95	14.32

Financial year 2003	577.6	476.8	17.98	15.35

Financial year 2004

First quarter	544.3	504.9	18.93	16.57

Second quarter	505.8	454.8	16.90	14.69

Third quarter	511.8	453.8	18.23	15.47

Fourth quarter	525.0	472.5	19.70	17.42

Financial year 2005

First quarter	561.0	518.5	20.62	19.07

Second quarter	558.5	505.0	20.36	18.69

Third quarter	633.0	545.0	25.16	20.13

Fourth quarter	662.5	598.5	25.49	22.96

December 2004	633.0	571.5	25.16	23.37

January 2005	651.0	627.0	24.72	24.00

February 2005	662.5	619.0	25.49	23.99

March 2005	631.0	598.5	24.22	22.96

Financial year 2006

April 2005	650.0	623.5	24.80	24.13

May 2005	683.0	640.0	25.30	24.16

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

DOCUMENTS ON DISPLAY IN THE US
United Utilities is subject to the information requirements of the US Securities Exchange Act of 1934 as amended (the ‘Exchange Act’), and is therefore required to file reports, including annual reports on Form 20-F, and other information with the US Securities and Exchange Commission. These materials, including this annual report and the exhibits to Form 20-F, may be inspected and copied at the Commission’s public reference rooms in Washington, DC, New York, NY and Chicago, IL. Please call the Commission at +1-800-732-0330 for further information on the public reference rooms. Any filings made electronically will be made available to the public over the internet at the Commission’s web site at http://www.sec.gov.

United Utilities Annual Report & Accounts 2005	103

Back to Contents

Useful information for shareholders continued

OTHER USEFUL INFORMATION FOR SHAREHOLDERS
Key events for shareholders
The company is holding its 2005 annual general meeting on Friday, 29 July 2005 at the Bridgewater Hall, Manchester, England. It will start at 11.00 am. The notice calling the meeting and a full explanation of the resolutions to be proposed at the meeting are set out in the leaflet sent to shareholders with this report.

During the next year, the company will:

•	collect subscription monies for the second stage of the rights issue in June 2005;

•	reclassify all A shares as ordinary shares on completion of the rights issue in July 2005;

•	pay the 2005 final dividend on 26 August 2005;

•	announce the half-year results in December 2005;

•	pay the 2006 interim dividend in February 2006;

•	announce the preliminary full-year results in May/June 2006;

•	publish the combined annual report and accounts and Form 20-F, the stakeholder report and summary financial statement in June 2006; and

•	hold the annual general meeting in July 2006.

Keeping you in the picture
You can find more information about United Utilities quickly and easily on the United Utilities web site. In addition to the annual report and accounts, the corporate responsibility report and other reports, company announcements are also published on the web site, including the interim and preliminary results announcements and associated presentations. www.unitedutilities.com

In addition to these reports, the group also publishes in printed form a wide range of reports, leaflets and factsheets about aspects of its businesses. You can get more information about them from Ian Priestner, group director of communications, at Dawson House, Great Sankey, Warrington WA5 3LW (telephone: +44 (0) 1925 237000; email: ian.priestner@uuplc.co.uk).

Copies of the separate regulatory accounts for the year ended 31 March 2005 for the licensed water and electricity businesses, which are required to be given to the water and energy regulators, are available free of charge. If you would like copies please contact Julie McGowan in the group secretariat on +44 (0) 1925 237000, or alternatively they are available on the web site.

Enquiring about your shareholding
If you want to ask about your shareholding, or need any information, please contact the company’s registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA (telephone:+44 (0) 870 600 3971 or textphone for shareholders with hearing difficulties: +44 (0) 870 600 3950).

The registrar’s web site allows shareholders with internet access to view details of their shareholdings and dividends, to vote at general meetings and to register to receive communications electronically. You can use the tools on the web site to value your portfolio by reference to a recent market price and if you wish, sell your shares online. To register with Shareview go to www.shareview.co.uk, click on ‘Create a portfolio’ and follow the onscreen registration process using the 8-digit account number on the enclosed proxy form.

If you have received more than one copy of this document, you may have more than one account in your name on the register of members. To merge your holdings, please write to Lloyds TSB Registrars at the above address giving details of the accounts concerned and how you want them to be merged.

Paying your dividends direct to your account
The registrars pay dividends direct to a shareholder’s bank or building society account through the BACS (Bankers’ Automated Clearing Service) system. If you have not already arranged for your dividends to be paid direct to your bank or building society account and you want to do so, please contact the company’s registrar, at the address above.

Dealing in United Utilities shares cost effectively
You can now buy or sell our ordinary and A shares using Lloyds TSB Registrars’ low cost share dealing service (telephone: +44 (0) 870 850 0852) or deal online at www.shareview.co.uk/dealing

Holding your shares tax efficiently
The United Utilities single company ISA (a Maxi or Mini shares-only individual savings account), managed by Lloyds TSB Registrars, offers a tax efficient way of holding United Utilities shares. To get more information, please ring +44 (0) 870 24 24 244 stating that you are a United Utilities shareholder.

Donating shares to the ShareGift scheme
Many shareholders can find themselves owning parcels of shares so small that it would cost more to sell them than they are worth. The ShareGift scheme, a registered charity administered by The Orr Mackintosh Foundation, allows you to donate shares to the Foundation which aggregates them, sells them when possible and donates the proceeds to a growing list of charities. If you would like further information, write to The Orr Mackintosh Foundation, 46 Grosvenor Street, London, W1K 3HN (telephone: +44 (0) 20 7337 0501), or visit the scheme’s web site at www.sharegift.org

Enquiring about the American listing
United Utilities shares are listed on the New York Stock Exchange in the form of American depositary shares (ADS), evidenced by American depositary receipts (ADR) and trade under the symbol UU. Each ADS represents two shares. The Bank of New York is the depositary and its address for enquiries is The Bank of New York, Shareholder Relations, PO Box 11258, Church Street Station, New York NY 10286 –1258 (telephone: 1 (888) BNY-ADRS (US toll free) or outside the US, 1 610 382 7836) or visit the web site at www.adrbny.com

American Depositary Receipt holders can get a copy of the annual report on form 20-F, which is filed with the Securities and Exchange Commission in the USA from the Bank of New York. Other shareholders can obtain a copy of the annual report on form 20-F from Julie McGowan in the group secretariat on +44 (0)1925 237000, or alternatively the report is available on the web site.

Avoiding unsolicited mail
The company is legally obliged to make its register of members available to other organisations. Because of this, you may receive mail you have not asked for. If you want to limit the amount of personally addressed unsolicited mail you receive and, you have a UK registered address, please write to the Mailing Preference Service, MPS Freepost LON20771, London W1E 0ZT or register by telephoning +44 (0) 845 703 4599 or online at www.mpsonline.org.uk

If you have any further questions about your dividend or shareholding, please call the helpline on +44 (0) 870 600 3971 or visit the web site www.unitedutilities.com

104	United Utilities Annual Report & Accounts 2005

Back to Contents

Cross reference to form 20-F

The information in this document that is referred to below shall be deemed to be part of the annual report on Form 20-F for 2005 that has been filed with the Securities and Exchange Commission. This information is the only information that is intended to be filed or incorporated by reference into any filing made by the company under applicable US securities laws.

Pages
Item 1 – Identity of directors, senior management
and advisors
Not applicable	-

Item 2 – Offer statistics and expected timetable
Not applicable	-

Item 3 – Key information
Selected financial data	93-97
Risk factors	29-31

Item 4 – Information on the company	4-14
History and development of the company	4
Business overview	4-14
Organisational structure	4
Property, plant and equipment	13

Item 5 – Operating and financial review and prospects	3, 15-29
Executive overview	2-3
Operating and financial performance review	15-22
Liquidity and capital resources	22-25
Research and development, patents and licences	28
Off-balance sheet arrangements	25
Contractual obligations	23-24
Safe harbor	29

Item 6 – Directors, senior management and employees
Directors and senior management biographies	33-34
Compensation	37-48
Non-executive directors terms of appointment	37-38
Executive directors contracts of service	48
Remuneration committee	37
Audit committee	52
Employees	35
Directors' share interests	35-37
Employee involvement and employee share schemes	37

Item 7 – Major shareowners and related party transactions
Major shareowners	36
Related party transactions	84

Item 8 – Financial information (see Item 17)
Differences in UK/NYSE corporate governance practices	49-54
Dividends	98
Litigation	31
Significant changes	28

Item 9 – The offer and listing
History of stock price	103
Markets	4

Item 10 – Additional information
Memorandum and articles of association	100
Material contracts	99
Exchange controls	99
Taxation	101-102
Documents on display	103
Subsidiary information	70

Pages
Item 11 – Quantitative and qualitative
disclosure about market risk	23-24

Item 12 – Description of securities other
than equity securities
Not applicable	-

Item 13 – Defaults, dividend arrearages and delinquencies
None	-

Item 14 – Material modifications to the rights
of security holders and the use of proceeds
None

Item 15 – Controls and procedures	51

Item 16 – [Reserved]	-

Item 16A – Audit committee financial expert	52

Item 16B – Code of ethics	32

Item 16C – Principal accountant fees and services	53

Item 16D – Exemptions from listing standards
for audit committees
Not applicable

Item 16E – Purchases of equity securities
by the issuer and affiliated purchasers
Not applicable	-

Item 17 – Financial Statements
Report of independent registered public accounting firm	55
Consolidated profit and loss account	56
Balance sheets	57
Consolidated cash flow statement	58
Reconciliation of net cash flow to movement in net debt	58
Statement of total recognised gains and losses	58
Reconciliations of movements in equity shareholders' funds	59
Notes to the accounts	60-84
Summary of differences between accounting principles generally accepted in the United Kingdom and the United States of America	85-92

Item 18 – Financial statements
Not applicable	-

Item 19 – Exhibits	107-108

United Utilities Annual Report & Accounts 2005	105

Back to Contents

Glossary

Term used in annual report on Form 20-F	US equivalent or brief description

A shares	Common stock/share of 50 pence each

Accounts	Financial statements

Acquisition method of accounting	Purchase accounting

Allotted	Issued

Called-up share capital	Ordinary and A shares, issued and fully paid

Capital allowances	Tax term equivalent to US tax depreciation allowances

Class of business	Industry segment

Creditors	Accounts payable/payables

Creditors: amounts falling due after more than one year	Long-term liabilities

Creditors: amounts falling due within one year	Current liabilities

Debtors	Accounts receivable/receivables

Depreciation	Amortisation

Finance lease	Capital lease

Employee share option	Employee stock option

Equity shareholders’ funds	Stockholders’ equity

Financial year	Fiscal year

Fixed asset investments	Long-term investments

Freehold	Ownership with absolute rights in perpetuity

Freehold land	Land owned

Gearing	Leverage

Group, or consolidated, accounts	Consolidated financial statements

Interest receivable	Interest income

Interest payable	Interest expense

Nominal value	Par value

Ordinary share	Common stock/share of £1.00 each

Pension scheme	Pension plan

Profit	Income (or earnings)

Profit and loss account (reserve)	Retained earnings

Profit and loss account	Income statement

Reconciliation of movements in equity shareholders’ funds	Statement of changes in stockholders’ equity

Reserves	Stockholders’ equity other than capital stock

Share capital	Shares, capital stock or common stock issued and fully paid

Share premium account	Premiums paid in excess of par value

Shares	unless further defined, both A shares and ordinary shares together

Shares in issue	Shares outstanding

Stocks	Inventories/operating stocks

Tangible fixed assets	Property, plant and equipment

Turnover	Revenues (or sales)

2005 Annual Report on Form 20-F text printed on Revive Silk containing at least 75% de-inked and chlorine free genuine post-consumer waste, and Soporset Premium Offset made from ECF pulp sourced from certified sustainable forests. These materials are manufactured from mills accredited with ISO14001.

Designed and produced by Black Sun Plc +44 (0) 207 736 0011. Printed by Butler & Tanner.

106	United Utilities Annual Report & Accounts 2005

Back to Contents

ITEM 19 - EXHIBITS

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

2.2 Amended and restated trust deed dated 3 October 2003 relating to the €5 billion medium-term note programme between United Utilities PLC, United Utilities Electricity PLC, United Utilities Water PLC and the Law Debenture Trust Corporation p.l.c. Cornish previously filed as an exhibit to United Utilities PLC’s Annual Report on Form 20-F on 25 June 2004 and incorporated by reference into this Form 20-F.

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

4.1 Instrument of appointment by the Secretary of State for the Environment of North West Water Limited (now called United Utilities Water) as a water and sewerage undertaker under the Water Act 1989 updated as at 1 April 2005.

4.2 Electricity Distribution Licence – standard conditions.

4.3 Electricity Distribution Licence for Norweb plc (now called United Utilities Electricity) – standard licence conditions from 1 April 2005.

4.4 Notice under Section 11A (2) & (3) of the Electricity Act 1989, proposing to modify the Electricity Distribution Licence.

4.5 Trust deed by and between United Utilities Electricity PLC and the Law Debenture Trust Corporation p.l.c. dated 3 August 1995 Cornish previously filed as an exhibit to United Utilities PLC’s Annual Report on Form 20-F on 25 June 2004 and incorporated by reference into this Form 20-F.

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

4.10 Executive director’s service contract for Charlie Cornish previously filed as an exhibit to United Utilities PLC’s Annual Report on Form 20-F on 25 June 2004 and incorporated by reference into this Form 20-F.

4.11 Rules of the United Utilities PLC Performance Share Plan.

4.12 Executive director’s service contract for Tom Drury.

4.13 Electricity Distribution Licence for United Utilities Electricity PLC amendment to special licence conditions effective 1 April 2005.

4.14 Rules of the United Utilities International Performance Share Plan.

7.1 Calculation of Ratio of Earnings to Fixed Charges.

8.1 A list of all principal operating subsidiaries is contained in note 13 to the consolidated financial statements.

Back to Contents

9.2 Consent of Deloitte & Touche LLP.

12.1 Certifications pursuant to section 302 of the Sarbanes-Oxley Act 2002.

13.1 Certifications pursuant to section 906 of the Sarbanes-Oxley Act 2002.

CERTIFICATION
Pursuant to the requirements of Section 12 of the Securities and Exchange Act 1934, the registrant hereby certifies that it meets all the needs of the requirements for filing on Form-20F and that it has duly authorised the Undersigned to sign this annual report on its behalf.

United Utilities PLC
Registrant

/s/...John Roberts.................
John Edward Roberts
Chief executive
Dated: 1 June 2005

Back to Contents

United Utilities PLC Dawson House Great Sankey Warrington WA5 3LW Telephone +44 (0) 1925 237000 Facsimile +44 (0) 1925 237073	Registered in England and Wales Registered number 2366616 www.unitedutilities.com