Form 20-F/A
period 2005-03-31
UNITED UTILITIES PLC
filed 2005-12-09
CIK 1053775

Securities and Exchange Commission
Washington, D.C. 20549

FORM 20-F/A
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

United Utilities PLC is filing this Form 20-F/A to correct certain of the US GAAP reconciliations included in its 2005 Annual Report on Form 20-F, which it filed on 3 June 2005. The corrections were identified as part of the group’s transition to International Financial Reporting Standards. The changes made are as follows:

•	The reinstatement of liabilities in the US GAAP balance sheet that have yet to be legally extinguished, which had a consequential impact on taxes. These changes appear in Note 37 of the consolidated financial statements on pages 85 and 86 (including note d), and in the US GAAP selected consolidated financial data on pages 94 and 97 (note 13).
•	The adjustment to the fair value of certain highly complex derivative financial instruments, which had a consequential impact on taxes. These changes appear in Note 37 of the consolidated financial statements on pages 85, 86 and 88 (note h),and in the US GAAP selected consolidated financial data on pages 94 and 97 (note 13).
•	The amendment to enhancement expenditure classified as infrastructure renewals, which had a consequential impact on reported depreciation of infrastructure assets and taxes. These changes appear in Note 37 of the consolidated financial statements on pages 85 and 86, and in the US GAAP selected consolidated financial data on pages 94 and 97 (note 13).

United Utilities has not otherwise amended its 2005 Annual Report on Form 20-F in any respect and, except as identified above, this report is presented as of 3 June 2005, when it was originally filed.

Back to Contents

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

<<

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

<<<<<

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

Back to Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the consolidated balance sheets of United Utilities PLC and subsidiaries (the "Company") as of 31 March 2005 and 2004, and the related consolidated profit and loss account and consolidated cash flow statements for each of the three years in the period ended 31 March 2005, as listed in the Item 17. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate for the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of United Utilities PLC and subsidiaries at 31 March 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2005 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended 31 March 2005 and the determination of shareholders' equity and financial position at 31 March 2005 and 2004, to the extent summarised in Note 37 to the consolidated financial statements as listed in the accompanying index. The reported net income for the years ended 31 March 2005 ,2004 and 2003 and consolidated shareholders' equity at 31 March 2005 and 2004 as determined in accordance with accounting principles generally accepted in the United States of America have been restated for the items described in note 37.

DELOITTE & TOUCHE LLP
Manchester, United Kingdom
1 June 2005 (9 December 2005 as to the effects of the restatement discussed in note 37)

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

Effect on net income of differences between UK and US GAAP
		2005	2004	2003
		As restated	As restated	As restated
For the year ended 31 March	Note	£m	£m	£m

Net income in accordance with UK GAAP		333.1	361.0	277.8

US GAAP adjustments:

– Pensions	(a)	(2.7)	(20.9)	(7.5)

– Infrastructure renewals	(b)	11.5	25.6	49.4

– Depreciation of infrastructure assets	(c)	(27.3)	(25.5)	(24.4)

– Provisions	(d)	(5.2)	(0.8)	(34.4)

– Capitalisation of interest	(e)	85.4	61.8	58.4

– Amortisation of capitalised interest	(e)	(13.5)	(11.4)	(10.5)

– Amortisation of goodwill	(f)	14.8	8.8	7.5

– Impairment of long-lived assets	(g)	(2.3)	(3.3)	23.8

– Derivatives and hedging activities	(h)	(69.1)	–	167.1

– Currency translation adjustments	(i)	–	–	(6.8)

– Share compensation costs	(j)	(6.6)	(0.9)	(2.0)

– Revenue and related profit recognition	(k)	(6.9)	(13.4)	(31.4)

– Business combinations	(l)	(9.0)	(0.6)	–

– Deferred taxes	(m)	(65.3)	(119.0)	(0.8)

– Tax effect of US GAAP adjustments	(m)	13.8	(3.2)	(63.1)

Net income in accordance with US GAAP		250.7	258.2	403.1

Net income per £1 ordinary share in accordance with US GAAP basic method (pence)	(o)	35.2	39.0	66.5

Net income per £1 ordinary share in accordance with US GAAP diluted method (pence)	(o)	31.8	37.1	66.3

Net income for the fiscal years ended 31 March 2004 and 2003 and shareholders’ equity as at 31 March 2004 under US GAAP were restated in the Company’s Form 20-F for the year ended 31 March 2005 filed on 3 June 2005 to reflect the translation of loans at spot rates instead of the contract rates in the hedging of derivatives. In addition, subsequent to the filing of the Company’s Form 20-F for the year ended 31 March 2005, a small number of differences have been identified in the US GAAP reconciliations of net income and shareholders’ equity, and these amounts have been restated accordingly. These differences were identified as part of the transition to International Financial Reporting Standards, with which the group has been required to comply from 1 April 2005. The impact on net income and shareholders’ equity of these differences is set out in the table below:

	2005	2004	2003
	£m	£m	£m

Net income, as originally reported	257.9	196.0	415.7

Adjustments (net of taxation):

Retranslation of loans at spot rates	–	97.8	(21.8)

Net income, as reported in Form 20-F filed on 3 June 2005	257.9	293.8	393.9

Reinstatement of liabilities (a)	(2.2)	(2.1)	2.7

Fair value of derivatives (b)	(4.6)	(38.8)	–

Enhancement expenditure (c)	(0.4)	5.3	6.5

Net income, as reported herein	250.7	258.2	403.1

	2005	2004
	£m	£m

Shareholders’ equity, as originally reported	3,424.4	3,330.3

Adjustments (net of taxation):

Retranslation of loans at spot rates	–	17.8

Shareholders' equity, as reported in Form 20-F filed on 3 June 2005	3,424.4	3,348.1

Reinstatement of liabilities (a)	(18.3)	(16.2)

Fair value of derivatives (b)	(44.4)	(39.8)

Enhancement expenditure (c)	42.8	43.3

Shareholders’ equity, as reported herein	3,404.5	3,335.4

The adjustments (each of which have a consequential tax impact) made since the filing of our Form 20-F on 3 June 2005 are as follows:

a)	The reinstatement of liabilities in the US GAAP balance sheet that have yet to be legally extinguished. As permitted under UK GAAP, certain liabilities had been derecognised prior to being legally extinguished based on management’s judgement of the probability of the obligation arising, which is influenced by the passage of time. Under US GAAP, such liabilities should not be derecognised until legally extinguished, and those amounts have therefore been added back to the US GAAP reconciliation.

b)	The adjustment to the fair value of certain highly complex derivative financial instruments. This difference principally arose due to a mechanical database valuation error that had mistakenly overridden yields for certain derivative instruments, that had been manually input into the system.

c)	The amendment to enhancement expenditure classified as infrastructure renewals, which is capitalised under US GAAP. This adjustment had a consequential impact on the reported depreciation of infrastructure assets. This difference arose due to clerical error in extracting the values from the underlying data.

United Utilities Annual Report & Accounts 2005	85

Back to Contents

Financial statements
Notes to the accounts continued

Cumulative effect on shareholders’ equity of differences between UK and US GAAP

		2005	2004
		As restated	As restated
At 31 March	Note	£m	£m

Shareholders’ equity in accordance with UK GAAP		3,117.4	3,083.3

US GAAP adjustments:

– Pensions	(a)	(222.5)	(349.8)

– Infrastructure renewals	(b)	224.4	212.9

– Depreciation of infrastructure assets	(c)	(275.7)	(248.4)

– Provisions and liabilities	(d)	(26.1)	(20.9)

– Capitalisation of interest	(e)	673.1	587.7

– Amortisation of capitalised interest	(e)	(87.9)	(74.4)

– Goodwill	(f)	902.4	886.0

– Impairment of long-lived assets	(g)	18.2	20.5

– Derivatives and hedging activities	(h)	(40.9)	10.9

– Share compensation costs	(j)	11.2	7.0

– Revenue and related profit recognition	(k)	(51.7)	(44.8)

– Business combinations	(l)	25.9	36.5

– Deferred taxes	(m)	(1,014.1)	(948.8)

– Dividends	(n)	219.4	212.7

– Tax effect of US GAAP adjustments	(m)	(68.6)	(35.0)

Shareholders’ equity in accordance with US GAAP		3,404.5	3,335.4

(a)	Pensions
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

(d)	Provisions and liabilities
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

Under UK GAAP, a liability is recognised when there is a present obligation as a result of a past event, it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Liabilities are reviewed at each balance sheet date and adjusted to reflect the current best estimate of the obligation. If it is no longer probable that a transfer of economic benefits will be required to settle the obligation, the liability is reversed.

Under US GAAP, a liability is considered extinguished only when the debtor pays the creditor and is relieved of all of its obligations with respect to the debt, or the debtor is legally released as a primary obligor under the debt, either judicially or by the creditor.

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

At 31 March 2005 and 2004, the balance sheet includes current derivative assets of £152.4 million and £192.0 million, current derivative liabilities of £17.7 million and £23.2 million and non-current derivative liabilities of £255.8 million and £237.6 million, respectively.

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

Earnings per share computed in accordance with US GAAP has been based on the following number of shares:

	2005	2004	2003
	As restated	As restated	As restated
	million	million	million

Weighted average number of ordinary shares under US GAAP – basic EPS	712.5	662.8	606.0

Common stock equivalents – dilutive share options	5.4	3.9	2.3

Number of A shares to be issued in 2005 (ordinary share equivalent)	154.6	82.8

Number of A shares that would have been issued at fair value (ordinary share equivalent)	(83.3)	(53.6)

Weighted average number of ordinary shares under US GAAP – diluted EPS	789.2	695.9	608.3

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

The discontinued operations within the selected financial data relate to the sale of the energy supply business in August 2000.

Amounts in accordance with UK GAAP
	2005 (1)	2005	2004	2003	2002	2001
	$	£	£	£	£	£
Financial year ended 31 March	(in millions, except for information given per share and per ADS)

Consolidated income statement data:
Group turnover from continuing operations	4,259.8	2,253.9	2,060.0	1,878.8	1,786.2	1,490.9

Group turnover from discontinued operations(2)	–	–	–	–	–	201.5

Total group turnover	4,259.8	2,253.9	2,060.0	1,878.8	1,786.2	1,692.4

Net operating costs (before exceptional items)	(3,025.9)	(1,601.0)	(1,485.3)	(1,339.5)	(1,252.7)	(1,177.7)

Operating exceptional items(3)	(56.1)	(29.7)	(4.6)	(29.3)	(11.9)	(16.6)

Group operating profit	1,177.8	623.2	570.1	510.0	521.6	498.1

Share of operating profit of joint ventures	42.9	22.7	13.6	14.9	11.8	8.7

Non-operating exceptional items(3)	16.3	8.6	1.9	34.0	–	191.2

Net interest payable and similar charges	(536.9)	(284.1)	(248.1)	(231.4)	(230.6)	(220.3)

Profit before tax	700.1	370.4	337.5	327.5	302.8	477.7

Tax (charge)/credit on profit on ordinary activities	(82.4)	(43.6)	24.3	(56.8)	(39.4)	(67.4)

Exceptional tax credit/(charge)	15.3	8.1	0.8	9.4	–	(69.0)

Profit after tax	633.0	334.9	362.6	280.1	263.4	341.3

Minority interest	(3.4)	(1.8)	(1.6)	(2.3)	(1.6)	–

Profit after tax and minority interests	629.6	333.1	361.0	277.8	261.8	341.3

Dividends	(613.7)	(324.7)	(315.3)	(264.8)	(260.9)	(254.9)

Retained profit for the financial year	15.9	8.4	45.7	13.0	0.9	86.4

Basic earnings per share(5)	$0.88	46.8p	54.5p	45.8p	43.4p	56.8p

Diluted earnings per share(5)	$0.80	42.2p	52.1p	45.7p	43.3p	56.5p

Dividend per ordinary share	$0.86	45.42p	44.31p	47.6p	47.0p	46.1p

Dividend per ADS(6)	$1.72	90.84p	88.62p	95.2p	94.0p	92.2p

Dividend per A share(7)	$0.43	22.71p	22.155p	N/A	N/A	N/A

Re-presented dividend per ordinary
share (post rights issue)(8)	$0.86	45.42p	44.31p	43.18p	42.64p	41.82p

Average number of ordinary shares
in issue – basic (million)(5)		712.5	662.8	606.0	603.2	600.6

Average number of ordinary shares
in issue – diluted (million)(5)		789.2	693.5	607.7	605.1	603.4

United Utilities Annual Report & Accounts 2005	93

Back to Contents

Information for shareholders
Selected consolidated financial data continued

	2005 (1)	2005	2004	2003	2002	2001
As at 31 March	$m	£m	£m	£m	£m	£m

Consolidated balance sheet data:
Fixed assets	15,936.5	8,432.0	7,958.5	7,216.1	6,833.7	6,586.0

Current assets	3,168.2	1,676.3	1,560.9	1,174.9	831.8	899.7

Total assets	19,104.7	10,108.3	9,519.4	8,391.0	7,665.5	7,485.7

Current liabilities	(3,352.7)	(1,773.9)	(1,383.1)	(1,433.5)	(1,358.6)	(1,553.6)

Long-term obligations	(9,857.7)	(5,215.7)	(5,033.4)	(4,406.2)	(3,772.5)	(3,335.5)

Net assets	5,894.3	3,118.7	3,102.9	2,551.3	2,534.4	2,596.6

Share capital and share premium	3,316.8	1,754.9	1,734.9	1,230.8	1,227.5	1,209.5

Reserves and retained profits	2,575.1	1,362.5	1,348.4	1,302.8	1,291.7	1,373.5

Equity shareholders’ funds	5,891.9	3,117.4	3,083.3	2,533.6	2,519.2	2,583.0

Minority interest	2.4	1.3	19.6	17.7	15.2	13.6

Capital employed	5,894.3	3,118.7	3,102.9	2,551.3	2,534.4	2,596.6

Financial year	2005 (1)	2005	2004	2003	2002	2001

Other financial data:

Ratio of earnings to fixed charges(10)		2.1x	2.2x	2.3x	2.3x	2.3x

Net leverage(11)		57%	53%	57%	55%	52%

Amounts in accordance with US GAAP
	2005 (1)	2005	2004	2003	2002	2001
	As restated	As restated	As restated	As restated	As restated	As restated
	$	£	£	£	£	£
Financial year ended 31 March	(in millions, except for information given per share and per ADS)

Consolidated income statement data:
Group turnover(12)(13)	4,245.5	2,246.3	2,048.4	1,841.8	1,786.8	1,692.4

Net operating costs(13)	(3,118.5)	(1,650.0)	(1,518.2)	(1,330.5)	(1,296.3)	(1,235.1)

Operating profit from continuing operations
before interest and tax(4)(13)	1,127.0	596.3	530.2	511.3	490.5	436.5

Operating profit from discontinued operations
before interest and tax(2)	–	–	–	–	–	20.8

Profit on disposal of business	–	–	–	–	–	167.0

Net interest payable(13)	(481.2)	(254.6)	(175.8)	5.3	(293.4)	(164.7)

Profit before tax from continuing operations(13)	645.8	341.7	354.4	516.6	197.1	275.8

Profit before tax from discontinued operations(2)	–	–	–	–	–	183.8

Tax charge on profit on ordinary activities(13)	(168.6)	(89.2)	(94.6)	(111.2)	(84.3)	(252.0)

Profit after tax from continuing operations(13)	477.2	252.5	259.8	405.4	112.8	82.4

Profit after tax from discontinued operations(2)	–	–	–	–	–	125.2

Minority interest	(3.4)	(1.8)	(1.6)	(2.3)	(1.6)	–

Profit after tax and minority interests from
continuing operations(13)	473.8	250.7	258.2	403.1	111.2	82.4

Profit after tax and minority interests from
discontinued operations(2)	–	–	–	–	–	125.2

Profit after tax and minority interests(13)	473.8	250.7	258.2	403.1	111.2	207.6

Basic earnings per share from continuing operations(5) (9)	$0.66	35.2p	39.0p	66.5p	18.4p	13.7p

Basic earnings per share from discontinued operations(5) (9)	–	–	–	–	–	20.8p

Basic earnings per share	$0.66	35.2p	39.0p	66.5p	18.4p	34.5p

Diluted earnings per share from continuing operations(5)	$0.60	31.8p	37.1p	66.3p	18.4p	13.7p

Diluted earnings per share from discontinued operations(5)	–	–	–	–	–	20.8p

Diluted earnings per share	$0.60	31.8p	37.1p	66.3p	18.4p	34.5p

Average number of ordinary shares
in issue – diluted (million)(5)		789.2	695.9	608.3	605.1	601.9

94	United Utilities Annual Report & Accounts 2005

Back to Contents

	2005 (1)	2005	2004	2003	2002	2001
	As restated	As restated	As restated	As restated	As restated	As restated
As at 31 March	$m	£m	£m	£m	£m	£m
Consolidated balance sheet data:
Fixed assets(13)	18,159.5	9,608.2	9,070.8	8,289.8	7,826.9	7,553.5

Current assets	3,035.7	1,606.2	1,655.9	1,495.7	1,032.8	910.0

Total assets	21,195.2	11,214.4	10,726.7	9,785.5	8,859.7	8,463.5

Current liabilities(13)	(2,891.9)	(1,530.1)	(1,382.3)	(1,290.2)	(1,251.4)	(1,483.4)

Long-term obligations(13)	(11,866.3)	(6,278.5)	(5,989.4)	(5,679.9)	(4,717.5)	(3,894.1)

	6,437.0	3,405.8	3,355.0	2,815.4	2,890.8	3,086.0

Capital stock	1,353.6	716.2	711.8	556.5	555.9	552.9

Share premium account	1,963.1	1,038.7	1,023.1	674.3	671.6	656.6

Reserves and retained profits(13)	3,117.8	1,649.6	1,600.5	1,566.9	1,648.1	1,862.0

Shareholders’ equity	6,434.5	3,404.5	3,335.4	2,797.7	2,875.6	3,071.5

Minority interest	2.5	1.3	19.6	17.7	15.2	14.5

	6,437.0	3,405.8	3,355.0	2,815.4	2,890.8	3,086.0

Financial year		2005	2004	2003	2002	2001

Other financial data:
Ratio of earnings to fixed charges(10)		1.8x	2.1x	2.8x	1.7x	2.1x

(1)	US dollar amounts have been translated from sterling at the rate of £1.00 = $1.89, the noon buying rate on 31 March 2005. These translations are not representations that pounds have been, could have been, or can in the future be converted into US dollars at this or any other rate of exchange and are solely for the convenience of the reader.
(2)	Discontinued operations relate to the sale of the energy supply business in August 2000.
(3)	Exceptional items, which are disclosed separately under UK GAAP in accordance with FRS 3 ‘Reporting Financial Performance’, comprise:

	2005 (1)	2005	2004	2003	2002	2001
Financial year	$m	£m	£m	£m	£m	£m

UK GAAP
Business restructuring	(56.1)	(29.7)	(4.6)	(3.8)	(11.9)	(16.6)

FRS 11 adjustment to carrying value of telecoms assets	–	–	–	(25.5)	–	–

Profit on sale or termination of operations	8.5	4.5	4.3	34.0	–	–

Profit on disposal of the energy supply business	–	–	–	–	–	191.2

Profit/(loss) on disposal of fixed assets	7.7	4.1	(2.4)	–	–	–

	(39.9)	(21.1)	(2.7)	4.7	(11.9)	174.6

Further details of exceptional items under UK GAAP are given on page 17.

United Utilities Annual Report & Accounts 2005	95

Back to Contents

Information for shareholders
Selected consolidated financial data continued

(4)	Operating profit from continuing operations before interest and tax is stated after the items from continuing operations scheduled below. The following table sets out the US GAAP equivalent to UK GAAP exceptional items (i.e. the restructuring charges, the profit on disposal of the energy supply business, the profit on sale or termination of operations, adjustment to the value of telecommunications assets and the profit or loss on disposal of fixed assets) from continuing and discontinued operations:
	2005 (1)	2005	2004	2003	2002	2001
Financial year	$m	£m	£m	£m	£m	£m

US GAAP
Continuing operations:

Business restructuring	(60.1)	(31.8)	(2.4)	(3.8)	(11.9)	(16.6)

Profit on sale or termination of operations	5.9	3.1	4.3	(4.3)	–	–

Currency translation adjustment	–	–	–	(6.8)	(41.3)	–

Profit/(loss) on disposal of fixed assets	7.7	4.1	(2.4)	–	–	–

	(46.5)	(24.6)	(0.5)	(14.9)	(53.2)	(16.6)

Discontinued operations:

Profit on disposal of the energy supply business	–	–	–	–	–	167.0

	–	–	–	–	–	167.0

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

Back to Contents

an ordinary share.

(8)	Dividends per ordinary share for periods prior to the rights issue have been re-presented for comparative purposes to take account of the bonus element of the first stage of the rights issue. The factor applied to the prior period dividend per share is 0.9072, calculated using 576.0 pence per ordinary share, the closing price on 25 July 2003, the last business day prior to the announcement of the rights issue.

(9)	For the purposes of calculating basic earnings per share, the weighted average number of shares in issue under US GAAP is the same as under UK GAAP.

(10)	For the purposes of calculating the ratio of earnings to fixed charges, ‘earnings’ consists of profit on ordinary activities from continuing operations before tax before adjustment for minority interests in consolidated subsidiaries and profits or losses from joint ventures plus fixed charges, and amortisation of capitalised interest less capitalised interest and minority interests. ‘Fixed charges’ consists of interest expensed and capitalised plus amortised premiums, discounts and capitalised expenses related to indebtedness and the interest portion in rent expense.

(11)	Net leverage is defined as net debt (loans and related derivatives, finance leases and overdrafts less cash at bank and in hand and managed funds and short-term investments) as a percentage of net debt plus equity shareholders’ funds. Net debt is a UK GAAP measure, required by FRS 1 (Revised) ‘Cash Flow Statements’, but is considered a non-GAAP measure for the purpose of US GAAP as discussed on page 15.

(12)	The difference between group turnover in 2005, 2004 and 2003 under US GAAP of £2,249.4 million, £2,051.4 million and £1,837.9 million, respectively and group turnover under UK GAAP of £2,253.9 million, £2,060.0 million and £1,878.8 million, respectively is due to the revenue recognition difference between UK and US GAAP of £4.5 million (2004: £8.6 million, 2003: £40.9 million) as shown in note 37(k) of the summary of differences between UK and US GAAP.

(13)	Net income and shareholders’ equity under US GAAP have been restated to reflect the translation of loans at spot rates instead of the contract rates, the reinstatement of liabilities that have yet to be legally extinguished, the amendment to certain fair value of derivative valuations, the amendment to enhancement expenditure classified as infrastructure renewals that is capitalised under US GAAP and the consequential impact on taxes, as disclosed in note 37 to the consolidated financial statements. This resulted in the following (increase)/decrease in the amounts previously reported:

Financial year ended 31 March	2005	2004	2003	2002	2001
	£m	£m	£m	£m	£m

Group turnover	3.1	3.0	(3.9)	(0.6)	–

Net operating costs	(0.6)	7.5	9.3	26.8	14.0

Net interest payable	(6.6)	84.3	(31.2)	(83.1)	–

Tax charge on ordinary activities	3.1	(26.6)	5.4	16.7	(4.2)

At 31 March	2005	2004	2003	2002	2001
	£m	£m	£m	£m	£m

Fixed assets	(61.2)	(61.8)	(54.3)	(45.0)	(18.2)

Short term obligations	(26.2)	(23.1)	(20.1)	(24.0)	(24.6)

Long term obligations	(54.9)	(33.6)	(91.3)	(65.5)	(0.9)

Shareholders’ equity	19.9	(5.1)	57.1	44.5	5.5

United Utilities Annual Report & Accounts 2005	97

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

9.2 Not Applicable.

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
Dated: 9 December 2005

Back to Contents

United Utilities PLC Dawson House Great Sankey Warrington WA5 3LW Telephone +44 (0) 1925 237000 Facsimile +44 (0) 1925 237073	Registered in England and Wales Registered number 2366616 www.unitedutilities.com