Form 20-F
period 2006-03-31
UNITED UTILITIES PLC
filed 2006-06-19
CIK 1053775

Securities and Exchange Commission
Washington, D.C. 20549

FORM 20-F
Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended 31 March 2006

or

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

Ordinary shares of £1 each: • • • (as of 31 March 2006). A shares of £0.50 each: • • • (as of 31 March 2006).

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17	Item 18

Annual Report & Accounts and
Form 20-F 2006

Key performance indicators

Continuing operations	2005/06	2004/05

Revenue	£2,386.8m	£2,103.7m

Operating profit before restructuring costs(1)	£765.5m	£681.1m

Operating profit	£740.0m	£651.4m

Profit before taxation before restructuring costs and the impact of IAS 39(2)	£480.5m	£397.3m

Profit before taxation	£439.3m	£367.6m

Basic earnings per share – continuing(3)	37.3p	34.5p

Dividend per ordinary share	43.87p	45.42p

Re-presented dividend per ordinary share post rights issue(4)	43.87p	42.43p

Borrowings net of cash and short-term deposits	£4,186.7m	£4,278.6m

Shareholders’ equity	£2,629.2m	£2,143.1m

Gearing(5)	61%	67%

Interest cover(6)	2.7	2.4

Dividend cover(7)	0.9	0.9

Electricity – average minutes for which customers were without supply(8)	47.5	51.5

Water quality – mean zonal compliance(9)	99.94%	99.92%

Safety – accident incident rate(10)	548	570

Average number of employees worldwide (full-time equivalents)	17,029	15,935

(1)	Operating profit from continuing operations before restructuring costs is reconciled to operating profit from continuing operations on page 16.
(2)	Profit before taxation from continuing operations before restructuring costs and the impact of IAS 39 ‘Financial Instruments: Recognition Measurement’ is reconciled to profit before taxation from continuing operations on page 16.
(3)	Prior period earnings per share has been re-presented for comparative purposes to reflect the bonus element of the second stage of the rights issue on the weighted average number of shares.
(4)	Dividend per ordinary share for the year ended 31 March 2005 has been re-presented for comparative purposes to take account of the bonus element of the rights issue.
(5)	Gearing is measured as borrowings net of cash and short-term deposits divided by total capital employed. Total capital employed is shareholders’ equity plus borrowings net of cash and short-term deposits.
(6)	Interest cover is the number of times the net finance expense before the impact of IAS 39 is covered by operating profit from continuing operations before restructuring costs and the impact of IAS 39.
(7)	Dividend cover is calculated by dividing profit for the year from continuing operations before restructuring costs and the impact of IAS 39, by the dividend charge relating to the period.
(8)	The minutes of supply lost per customer is an Ofgem measure calculated by taking the sum of the customer minutes lost for all restoration stages for all incidents and dividing by the number of connected customers as at 30 September each year. The 2006 figure has still to be audited by Ofgem. The 2005 figure excludes an exceptional storm experienced in January 2005.
(9)	Mean zonal compliance is a measure introduced by the Drinking Water Inspectorate in 2004. It is the average of the zonal percentage compliances of every one of a water company’s zones. Figures stated are for the calendar years to December 2005 and December 2004.
(10)	The accident incident rate is the number of lost time accidents in the year pro-rated to produce a rate per 100,000 employees.

United Utilities plc – Annual report and accounts and Form 20-F 2006

In this report, references to ‘company’ or ‘United Utilities’ are to United Utilities PLC, either alone or together with its consolidated subsidiaries, as the context requires. References to ‘group’ are to United Utilities PLC together with its consolidated subsidiaries. References to ‘United Utilities Electricity’ are to United Utilities Electricity PLC, to ‘United Utilities Contract Solutions’ are to United Utilities Contract Solutions Holdings Limited and subsidiaries, to ‘United Utilities Industrial’ are to United Utilities Industrial Limited and subsidiaries, to ‘United Utilities Networks’ are to United Utilities Networks Limited and, up until 31 March 2003, the metering and connections activities of United Utilities Water and United Utilities Electricity, to ‘United Utilities Customer Sales’ are to United Utilities Customer Sales Limited and the customer relationship activities of United Utilities Water, to ‘United Utilities North West’ are to United Utilities North West PLC and to the asset management activities of the wastewater, water and electricity network assets owned by United Utilities Water and United Utilities Electricity, to ‘United Utilities Water’ are to United Utilities Water PLC, to ‘Vertex’ are to Vertex Data Science Limited and to Marlborough Stirling are to Vertex Financial Services Holdings Limited (formerly Marlborough Stirling plc) and subsidiaries and to 1st Software are to 1st Software Group Limited and subsidiaries which are all wholly owned subsidiaries of the company. References to ‘Your Communications’ are to Your Communications Group Limited and subsidiaries, to ‘Eurocall’ are to Eurocall Holdings Limited and subsidiaries which companies were sold to THUS Group PLC on 26th February 2006.

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

The company’s registered office is located at Dawson House, Great Sankey, Warrington, WA5 3LW, England and its telephone number is +44 (0)1925 237000. The company is registered in England number 2366616.The web site address is www.unitedutilities.com.

The company’s financial year ends on 31 March of each year. Unless the context otherwise requires, references in this report to ‘financial year’ or to a particular year (e.g. 2005/06) are to the 12 months ended on 31 March of that year.

This is the report and accounts and Form 20-F of United Utilities PLC for the financial year ended 31 March 2006. It contains the annual report and accounts in accordance with International Financial Reporting Standards as adopted for use in the European Union and a reconciliation to US generally accepted accounting principles. This document also incorporates the annual report on Form 20-F as required by the US Securities and Exchange Commission (the ‘SEC’), however the document filed with the SEC may be supplemented with further information or amended if necessary.

Cross reference to Form 20-F

The information in this document that is referred to below shall be deemed to be part of the annual report on Form 20-F for 2006 that has been filed with the Securities and Exchange Commission. This information is the only information that is intended to be filed or incorporated by reference into any filing made by the company under applicable US securities laws.

Pages

Item 1 – Identity of directors, senior management and advisers
Not applicable	–

Item 2 – Offer statistics and expected timetable
Not applicable	–

Item 3 – Key information

Selected consolidated financial data	115-117

Risk factors	32-34

Item 4 – Information on the company	4-15

History and development of the company	4

Business overview	5-15

Organisational structure	5

Property, plant and equipment	14-15

Item 5 – Operating and financial review and prospects	2, 16-29

Executive overview	2-3

Operating and financial performance review	16-29

Liquidity and capital resources	23-27

Research and development, patents and licences	29

Off-balance sheet arrangements	25

Contractual obligations	25-26

Safe harbor	32

Item 6 – Directors, senior management and employees

Directors and senior management	35-37

Compensation	41-55

Non-executive directors’ terms of appointment	41-42

Executive directors’ contracts of service	54-55

Remuneration committee	42

Audit committee	60

Employees	38

Directors’ share interests	38-39

Employee involvement and employee share schemes	41

Item 7 – Major shareowners and related party transactions

Major shareowners	39

Related party transactions	102

Item 8 – Financial information (see item 17)

Differences in UK/NYSE corporate governance practices	61

Dividends	118

Litigation	34

Significant changes	18

Item 9 – The offer and listing

History of stock price	124

Markets	4
Pages

Item 10 – Additional information

Memorandum and articles of association	120-122

Material contracts	119-120

Exchange controls	119

Taxation	122-123

Documents on display	124

Subsidiary information	86

Item 11 – Quantitative and qualitative disclosure about market risk	24-26

Item 12 – Description of securities other than equity securities
None	–

Item 13 – Defaults, dividend arrearages and delinquencies
None	–

Item 14 – Material modifications to the rights of security holders and the use of proceeds

None	–

Item 15 – Controls and procedures	59-60

Item 16 – [Reserved]	–

Item 16A – Audit committee financial expert	60

Item 16B – Code of ethics	30

Item 16C – Principal accountant fees and services	61

Item 16D – Exemption from listing standards for audit committee
Not applicable	–

Item 16 E – Purchases of equity securities by the issuer and affiliated purchasers
Not applicable	–

Item 17 – Financial statements
Report of independent registered public accounting firm	–
Filed with SEC on Form 20-F

Consolidated income statement	64

Balance sheets	65

Cashflow statements	67

Statements of recognised income and expense	66

Notes to the financial statements	75-108

Summary of differences between International Financial Reporting Standards and accounting principles accepted in the United States of America	109-114

Item 18 – Financial statements
Not applicable	–

Item 19 – Exhibits
Filed with SEC on Form 20-F	–

United Utilities Annual Report & Accounts 2006	1

Back to Contents

Chairman's review

Chairman’s review

“We are committed to listening and responding to the needs of our different stakeholders”

People
The people in United Utilities drive its performance and the first thing I would like to do is thank all our employees for their continuing commitment and hard work.

We are pleased to welcome Philip Green who took over from John Roberts as chief executive officer on 31 March 2006. Philip joins us from Royal P&O Nedlloyd and brings with him an impressive management record, having led highly competitive, customer-focused, international service companies. Philip’s renewed focus on leadership and delivery takes the company into a new phase in its development.

We are also pleased to welcome Tim Weller who replaces Simon Batey as chief financial officer in August this year. Tim has extensive experience in the utilities sector, most recently as group finance director at RWE Thames Water.

John Roberts and Simon Batey have made substantial contributions to the group over the last seven years, and I thank them on behalf of the board. We also thank Jane Newell who will retire at the annual general meeting after nine years as a non-executive director and welcome Paul Heiden as a non-executive director.

Performance
The board is pleased to report another good set of financial results. Revenue from continuing operations rose 13.5 per cent to £2,386.8 million, reflecting growth across all businesses. Operating profit from continuing operations before restructuring costs* increased to £765.5 million, up 12.4 per cent on last year.

We are proposing to increase the dividend for the year ended 31 March 2006 to 43.87 pence per ordinary share. The final dividend of 29.58 pence will be paid to shareholders on 25 August 2006.

Looking beyond the financial bottom-line, the board has been pleased with progress on important areas such as customer service and leakage, and continued support for community programmes.

Strategy
United Utilities maintains its strategic focus to improve efficiency in United Utilities North West and grow its support services businesses, Contract Solutions and Vertex.

Our target up until 2010 remains to grow the dividend in line with inflation, subject to United Utilities North West at least meeting its cost savings targets, and continuing profitability in Contract Solutions and Vertex. I believe we are on track to achieve both objectives.

In line with our strategy, we sold the ‘Your Communications’ business to THUS Group plc in February 2006. We retain a 21.7 per cent stake in the enlarged THUS Group.

Stakeholder engagement
We are committed to listening and responding to the needs of our different stakeholders. Earlier this year, I chaired one of eight discussion groups. Stakeholders told us what they thought the most important issues were for the company. In this report the company talks about stakeholders’ areas of interest and what it is doing to address any concerns.

We are grateful that so many readers of last year’s stakeholder report took the time to complete our feedback questionnaire. Most thought that our approach to reporting was good. Some thought the report too long: in response we have reduced its size, and will make more information available on our website www.unitedutilities.com.

We hope that you will continue to share in the success of our company. We are confident that United Utilities will continue to meet its business objectives.

Dick Evans
Chairman

2	United Utilities Annual Report & Accounts 2006

Back to Contents

Chief executive officer's review

Chief executive officer’s review

“It’s an exciting time to be leading this organisation”

I joined United Utilities only recently, but several things are already clear to me. Few companies provide services as essential to people’s everyday lives, or make such a contribution to improving our environment. We have many committed and talented people within the company. In my first few months, I have been impressed by their passion, dedication and expertise. Research shows that United Utilities is a respected, credible and trustworthy company and everyone involved in reaching this position deserves great credit.

Our market position is strong and we are well placed to build on our current success. Later in this summary, we list some of our recent successes. We also address what more we can do. For example, I want to see our performance in running our own business in the north west match our success in operating other peoples’ businesses. Our customer service, in particular, can improve further.

My passion in business centres on leading change to provide great service – an essential element in creating a high performance company. Sharpening our focus on operational excellence and customer service will ensure we respond to two of the most important issues for United Utilities and our stakeholders.

Stakeholders
Employees, customers and investors should head the stakeholder list of almost every commercial organisation. We add our regulators and our commercial partners. Understanding their requirements and then managing and reporting our performance is central to how we run our business. For me, the cornerstone of this approach is our employees. That’s why I’ve been travelling around United Utilities to see what we do, how we do it and to meet our people face-to-face. I have seen key water, wastewater and electricity sites in north west England, and visited major operations across the UK. In my first year, I want to reach 80 per cent of our 18,000 employees.

Business performance
I’ve seen the progress that our businesses are making. United Utilities North West has out-performed the price controls set in 1999 and is on track to out-perform the 2004 price controls. It has a clear strategy and a strong focus on performance.

Contract Solutions has a large order book and good growth potential. Its contract with Dwr Cymru Welsh Water has already cut the controllable cost base by 25 per cent, and performance has gone from near the bottom of Ofwat’s overall performance assessment to the top.

Vertex has been building its Financial Services division, and its latest contract win with Deutsche Bank is evidence of the company’s growing stature in that market.

Leadership
The right leadership is vital. In United Utilities there is more to be done to ensure leadership is embedded and that everyone understands their contribution and how this impacts on performance. That is why my priority over the first few months will be to develop a clear and compelling vision for the company, which will inspire our people.

The company is performing well but there is more to be done in terms of delivering the truly excellent service that will help to make us a great business.

Responsibility
I am aware that we leave a big environmental footprint, not least through the energy and raw materials we consume. We have made progress in understanding our social and environmental impacts and taken steps to manage them. Judging by external benchmarks, United Utilities is one of the UK’s leading companies in the way it works with its local communities and I look forward to building on this position.

The future
 We are a major FTSE 100 company and are well placed to build on our current successes. I’m looking forward to the next phase of the company’s development, working with the board, the leadership team and employees. It’s an exciting time to be leading this organisation.

Philip Green
Chief executive officer

United Utilities Annual Report & Accounts 2006	3

Back to Contents

Business description	Operating and financial review

Capital investment in water and electricity in north west England (2005/06)
£582.2m
(2004/05: £858.7m)

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

United Utilities’ strategy is to:

•	out-perform its new regulatory contracts (effective 1 April 2005) pursuant to which the group operates the wastewater, water and electricity distribution networks; and

•	grow its two support services businesses, United Utilities Contract Solutions and Vertex, by applying its core skills of infrastructure management and business process management in the provision of these services to others. Through the expansion of these support services businesses, both organically and through acquisition, the businesses now operate in overseas markets including central and eastern Europe, the Philippines, the United States of America, Canada and Australia.

United Utilities PLC was incorporated on 1 April 1989 under the Companies Act 1985 along with its subsidiary United Utilities Water PLC. In November 1995, the company acquired United Utilities Electricity PLC (then known as NORWEB plc), the distributor of electricity in north west England, and at that time supplier of electricity and gas in the United Kingdom, to form a multi-utility group. In August 2000, the company sold the electricity and gas supply business and, as a result, no longer has any significant exposure to the competitive generation and energy supply market. On 26 February 2006, the company disposed of its telecommunications business, Your Communications, to THUS Group plc.

United Utilities PLC’s shares are listed on the London Stock Exchange and, in the form of ADSs, on the New York Stock Exchange. Its registered office is at Dawson House, Great Sankey, Warrington, Cheshire, WA5 3LW, England. The telephone number is +44 (0) 1925 237000.

Organisational structure
A list of all principal operating subsidiary undertakings is contained in note 13 to the consolidated financial statements on page 86.

Table 1: Business overview

	Revenue		Segmental operating profit*		Segment assets

		per cent of		per cent of		per cent of
Financial year ended 31 March 2006	£m	group	£m	group	£m	group

Licensed multi-utility operations	1,502.9	57.8	652.3	84.1	9,426.6	83.4

Licensed multi-utility operations comprise the regulated monopoly activities of United Utilities Water (wastewater and water) and United Utilities Electricity (electricity distribution). These companies own the respective infrastructure network assets representing around 83 per cent of the group’s total assets at 31 March 2006. The businesses are capital intensive and are subject to economic, quality and environmental regulation. These businesses generate 84 per cent of the group’s operating profit from continuing operations*, of which approximately three quarters is derived from wastewater and water and approximately one quarter from electricity distribution.

Infrastructure management	692.3	26.6	95.5	12.3	701.9	6.2

United Utilities Contract Solutions applies the group’s infrastructure management expertise to other competitive markets by providing a service to clients in managing their infrastructure assets. In addition, it owns the group’s interest in non-regulated utility assets. These activities employ only a limited amount of capital, representing six per cent of the group’s total assets at 31 March 2006.

Business process outsourcing	404.7	15.6	20.8	2.7	321.1	2.8

Vertex is a leading provider of business process outsourcing and technology services. These activities employ only a limited amount of capital, representing three per cent of the group’s total assets at 31 March 2006.

Note: Financial data for the year ended 31 March 2006 has been extracted from note 1 of the consolidated financial statements, using the definitions set out therein. Revenue and percentage of group revenue from continuing operations are stated before intra-group eliminations.
*	Excluding restructuring costs and the amortisation of certain intangible assets. The latter relates to amortisation charged to the income statement during the year in respect of intangible assets arising on acquisitions undertaken since the date of transition to IFRS 3 ‘Business Combinations’ (1 April 1999). Prior to the adoption of IFRS, the value of such intangible assets would have been reflected within goodwill.

4	United Utilities Annual Report & Accounts 2006

Back to Contents

Spot leakage as at 31 March 2006
470 Ml/d
(31 March 2005: 519 Ml/d)

BUSINESS OVERVIEW

The group reports its results through three business segments which are licensed multi-utility operations, infrastructure management and business process outsourcing. References to segmental operating profit are defined as operating profit from continuing operations before restructuring costs and the amortisation of certain intangible assets for a segment as shown in note 1 of the consolidated financial statements. Operating profit from continuing operations before restructuring costs is reconciled in table 4 on page 16 to operating profit from continuing operations as shown in the consolidated income statement.

Licensed multi-utility operations
United Utilities North West manages the operation of the licensed wastewater and water treatment and network assets owned by United Utilities Water, and the electricity distribution assets owned by United Utilities Electricity, in north west England. These businesses deal with the removal and treatment of wastewater from, and the treatment and distribution of around 2.2 billion litres of water a day to, 3.1 million homes and businesses, and the annual distribution of approximately 25,500 GWh of electricity to 2.3 million consumer premises. These activities are:

•	capital intensive – At privatisation in 1989, the wastewater and water infrastructure inherited by United Utilities Water was in need of substantial repair and replacement. Further improvements have been required in order to comply with applicable UK and European Union environmental and drinking water quality regulations. Capital expenditure relating to wastewater and water in the financial year ended 31 March 2006 was £440.6 million (2005: £706.9 million) with 58.6 per cent to the water network, and 41.4 per cent to quality and efficiency. Capital expenditure for the financial year 2006 relating to electricity distribution was £141.6 million (2005: £151.8 million). 39.0 per cent was load related (enabling new connections to be made to the network and increasing the amount of electricity able to be carried), 59.4 per cent was non-load related (for example, replacing assets due to statutory obligations or replacing faulty or ageing equipment) and 1.6 per cent was non-operational (for example, information technology);

•	subject to economic regulation – In general, these businesses are monopolies and are subject to incentive-based economic regulation which imposes caps on increases in customer prices, rewards efficiency and high standards of customer service and penalises inefficiency and poor standards of customer service. The economic regulation of wastewater and water and the economic regulation of electricity distribution are described in more detail below; and

•	subject to environmental regulations – In the five-year period to31 March 2005 the group spent £1.56 billion on environmental improvements across north west England. The projected expenditure over the next five years is £1.52 billion.

During the financial year ended 31 March 2006, the group made environmental improvements costing £184.1 million, including £67.9 million on improving standards for wastewater and water treatment works, £32.7 million on improvements to sludge treatment and £43.5 million on controlling pollution from storm-water overflows (or unsatisfactory combined sewer overflows referred to by the Environment Agency as Unsatisfactory Intermittent Discharges or ‘UIDs’). Key outputs for water included the refurbishment of 800 kilometres of old water mains and the replacement of some 833 lead communication pipes. Water meters were also installed in 30,032 domestic properties under the free meter option scheme, whereby customers can have a meter fitted free of charge and are given an opportunity to switch to metered billing. Key outputs from the wastewater capital investment programme include works to address 43 unsatisfactory intermittent discharges (UIDs). The environmental regulation of wastewater and water and the environmental regulation of electricity distribution are described on pages 8 and 11 respectively.

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

Customers, billing and debt collection
United Utilities North West places great importance on customer relations. It manages the sales, billing, cash collection and debt management activities and systems for 3.1 million domestic and business customers in north west England and has responsibility for improving the quality of service and the range of services provided to these customers. United Utilities North West’s aim is continually to improve the existing level of customer satisfaction, and to create value from its customer relationships. As the Water Industry Act 1999 restricts the ability of a licensed water utility to terminate services to domestic customers for non-payment, customer relationship management is an important activity.

At present, United Utilities North West supplies around 20.4 per cent (by volume) of the UK large-user market (customers consuming more than 250 megalitres of water per annum). In the competitive industrial market, its activities include on-site treatment of wastewater and water at customers’ premises (together with United Utilities Contract Solutions), and advice on controlling leakage at customers’ premises and on the recycling of water. It also has responsibility for managing ongoing relationships with these customers and for growing the customer base.

United Utilities Annual Report & Accounts 2006	5

Back to Contents

Business description continued	Operating and financial review

Wastewater collection, treatment and disposal operations
In accordance with its licence, United Utilities Water is responsible for the collection, treatment and disposal of domestic wastewater, trade effluent (non-domestic wastewater) and surface water in north west England. Surface water, mainly from groundwater infiltration and highway drainage, forms a major part of the wastewater which United Utilities Water must treat. In some cases, separate sewers are provided for foul water and surface water, so that uncontaminated surface water may be piped directly to a watercourse.

United Utilities Water’s wastewater treatment works provide a range of treatments. These include primary, secondary and tertiary treatment involving a variety of physical, chemical and biological processes. Treated liquid final effluent is discharged into rivers, estuaries or via sea outfalls.
A by-product of the treatment of wastewater is sewage sludge. Sewage sludge is also treated by a range of physical, chemical and biological processes. Currently, around three-quarters of the end-product is recycled to agricultural land as a soil conditioner or used in land reclamation, and one-quarter is incinerated or disposed to landfill. However, due to the government designating over 55 per cent of England as nitrate vulnerable zones (that is, zones that are subject to restrictions on the amount of nitrogen that can be applied to agricultural land), the amount of end-product that is recycled to agricultural land is likely to decrease quite significantly in the short to medium term, while the amount of end-product that is incinerated is expected to increase.

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

All water supplied is treated in order to meet the appropriate standards enforced by the Drinking Water Inspectorate, the government regulator of drinking water in England and Wales. The type of treatment varies from disinfection only, for some borehole sources, to more complex processes using coagulation, sedimentation, clarification and filtration and activated carbon adsorption for certain waters. United Utilities Water monitors water quality by analysing samples regularly for both microbiological and chemical parameters. In the calendar year 2005, the business continued to improve quality, with the Drinking Water Inspectorate reporting that the company achieved 99.94 per cent mean zonal compliance in the calendar year to December 2005 compared to 99.92 per cent the previous year.

Treated water is delivered to the end customer through a network of large diameter trunk mains to smaller trunk mains, service reservoirs and water towers, and distribution mains.

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

The Water Industry Act 1991 (the ‘Act’), as amended by the Water Act 2003 (the ‘WA 2003’), provides for the appointment (by way of licensing) of water and sewerage undertakers. Economic regulation pursuant to these licences is currently the responsibility of the Water Services Regulation Authority (until 31 March 2006 the Director General of Water Services). The Authority continues to be known as ‘Ofwat’. Ofwat also exercises powers under UK competition legislation, most significantly the Competition Act 1998 and the Enterprise Act 2002.

The changes introduced by the WA 2003 have now been fully implemented. The WA 2003 is intended to promote greater water conservation and planning for the future by water companies, revise the framework for water abstraction and impounding and help to build a more transparent regulatory environment.

The WA 2003 has extended opportunities for competition in the water industry in England and Wales by introducing a new framework for the licensing of water supply. From 1 December 2005, water supply licensees have been able to provide both retail supply (i.e. the supply by a licensee of water purchased from a water undertaker’s supply system to an eligible customer) and combined supply (i.e. the introduction of water into an incumbent water company’s existing network for retail by the licensee to an eligible customer), to non-household users with an annual consumption of not less than 50 megalitres per year. A water undertaker is obliged to allow a licensed water supplier to use its network for this purpose, subject to payment of a fee and certain conditions and rights of refusal.

At the date of this report, four such licences have been granted. Ofwat has produced guidance for water supply licensing and published a Customer Transfer Protocol to facilitate the transfer of customers to a new licensee. In line with the new water supply licensing regime, from 1 April 2005 the threshold in the Act for an inset appointment (whereby one licensed undertaker replaces another for a specific non-household user) was also reduced from 100 to 50 megalitres per year. To date there have been no inset appointments granted which affect United Utilities Water’s area. United Utilities Water had already developed and published policies which allow other companies access to its water networks in order to supply customers and to self-lay new water mains and service pipes. These policies have been further developed to facilitate competition in the industry under the WA 2003 and the company welcomes the new competitive developments in this field.

The establishment of Ofwat as a regulatory board to be known as the Water Services Regulation Authority from 1 April 2006 brings the water industry into line with other regulated industries where regulators have adopted a similar board structure. Appointments to Ofwat will be made by the Secretary of State for Environment, Food and Rural Affairs. This is in contrast to regulators in some states of the United States who hold public office and are required to stand for public election. The previous Director General of Water Services, Philip Fletcher, has now been appointed chairman of Ofwat. The chairman will continue to be

6	United Utilities Annual Report & Accounts 2006

Back to Contents

appointed for a fixed term and may only be removed from his post for incapacity or misbehaviour. A new independent Consumer Council for Water (the ‘council’) has replaced WaterVoice (previously Ofwat’s National Customer Council) and the regional Customer Service Committees. The council came into being on 1 October 2005, accompanied by nine regional committees for England and one for Wales.

Ofwat must comply with the statutory duties set out in the Act. It may receive guidance from the UK government in areas such as social and environmental policy and its views on the approach to price setting, and in the performance of its statutory functions. However, Ofwat is not subject to direction about what those judgements should be and is independent of government ministers. Ofwat must exercise and perform its powers and duties in the manner that it considers is best calculated to:

•	protect the interests of consumers wherever appropriate by promoting effective competition between persons engaged in, or in commercial activities connected with, the provision of water and sewerage services;

•	secure that the functions of a water undertaker and of a sewerage undertaker are properly carried out in respect of every area of England and Wales;

•	secure that relevant undertakers are able (in particular, by securing reasonable returns on their capital) to finance the proper carrying out of their functions; and

•	secure that the activities authorised by the licence of a licensed water supplier and any statutory functions imposed on it in consequence of the licence are properly carried out.

The licences impose conditions on licensees, which Ofwat enforces along with licensees’ principal duties under the Act. Licence conditions can be modified by Ofwat, either with the water undertaker’s agreement or following reference to the Competition Commission for a decision on public interest grounds. However, reference to the Competition Commission is not required where the changes are necessary or expedient to implement the new licensing regime for the supply of water services to large non-household users.

United Utilities Water’s licence contains similar restrictions to those contained in its electricity distribution licence. These restrictions include:

•	non discrimination;

•	restrictions on the payment of dividends – any dividends can only be made in accordance with a written dividend policy of the directors of United Utilities Water which has been accepted by Ofwat as not impairing its ability to finance its business;

•	prohibition on cross subsidies between United Utilities Water and associated companies;

•	restrictions on the lending of funds to an associated company –all transactions with associated companies must be on an arm’s length basis. The consent of Ofwat is required before lending any funds to an associated company. Any such transactions should undergo a process of market testing or involve the associated company being paid prices no greater than the cost incurred in providing the goods and services plus a reasonable rate of return on any capital employed; and

•	ringfencing of financial and management resources of the licensed business.

The licence may be terminated on 25 years’ notice, with more immediate revocation in certain specific circumstances (including, for example, failure to comply with an enforcement order made by Ofwat).

The WA 2003 also introduced financial penalties for breach of licence conditions and other key duties to bring the industry into line with other regulated industries. From 1 April 2005, companies may face a fine of up to ten per cent of turnover for breaching licence conditions, standards of performance or other obligations. ‘Turnover’ is derived from the regulated activities for the preceding regulatory year (in effect, the latest set of regulated accounts), as more specifically set out in the Water Industry (Determination of Turnover for Penalties) Order 2005. Ofwat has published a statement of the policy that it intends to apply to the imposition of any penalty and the determination of its amount. These penalties can be appealed, on procedural grounds only, to the High Court. The new legislation also requires water companies to disclose any links between directors’ pay and company performance.

In practice, many regulatory issues arising between licensees and the water regulator are settled without the need to resort to formal proceedings. However, where Ofwat is satisfied that a licensee is in breach of the conditions of its licence, it has powers to secure compliance by means of an enforcement order. Failure to comply with an enforcement order can lead to enforcement in court, payment of compensation by the licence holder to the ‘injured’ party and, ultimately, to revocation of the licence. Alternatively, where actual or likely contravention of an enforcement order (or of one of a licensee’s principal statutory duties under the Act) is so serious as to make it inappropriate for the licensee to continue to hold its licence, Ofwat may, with the Secretary of State’s consent, apply to the High Court for the appointment of a special administrator to run the company until arrangements can be made for a new company to carry on the licensed activities. A special administrator may also be appointed where the licensee is, or is likely to be, unable to pay its debts.

Ofwat regulates wastewater and water charges by capping the average increase in charges that a company can impose in any year. Ofwat conducts a periodic review and sets price caps every five years. It is currently consulting on the length for which prices should be set at the next periodic review in 2009. Options under discussion include both shortening and lengthening the current five-year period.

This price cap is set by reference to inflation as measured by the retail price index in the UK plus an adjustment factor known as ‘K’, which is specific to each company and which can vary for each year of the review period. The size of a company’s K factor (which can be positive, negative or zero) reflects the scale of its capital investment programme, its cost of capital, and its operational and environmental obligations, taking into account the scope for it to improve its efficiency.

Unlike ‘rate of return’ economic regulation, such as exists in much of the United States, ‘price cap’ regulation in the UK is performance-based. Companies are incentivised to be efficient, both in terms of their operating costs and in the implementation of their capital expenditure programme. The benefit of any efficiency savings achieved through effective management is retained by the companies for a period of five years, after which time the benefit is passed to customers via the subsequent price setting process. The cost of any under-performance due to poor management is borne by the companies. Companies are also

United Utilities Annual Report & Accounts 2006	7

Back to Contents

Business description continued	Operating and financial review

incentivised to provide a high quality of service and penalised if they provide a poor quality of service by means of an adjustment to the K factor at the subsequent price review. The last periodic review was completed in December 2004 and covers the period from 1 April 2005 to 31 March 2010. In the last review, Ofwat set the following K factors; being the amount by which prices are allowed to rise above inflation in each of the five financial years commencing on 1 April 2005:

2005/06	5.0 per cent
2006/07	6.4 per cent
2007/08	4.4 per cent
2008/09	3.5 per cent
2009/10	3.0 per cent

This equates to a real (before or excluding inflation) average annual price increase over the five-year period of 4.5 per cent.

Unexpected costs or savings arising from changes in certain regulatory assumptions during a review period are recorded and agreed by the company and Ofwat. This process, known as ‘logging up and down’, allows prices to be adjusted up or down at the next periodic review to compensate (companies or customers) for the unexpected change. In addition, where the change exceeds the specified materiality thresholds, the company can request, and Ofwat can instigate, a re-setting of its price limit during the five-year period, known as an Interim Determination of K (‘IDoK’).

All water and sewerage companies’ licences now include a ‘shipwreck’ or ‘substantial effect’ clause, which allows companies’ price limits to be revised when events beyond their control have a significant effect on their costs or revenues. This clause is now included in United Utilities Water’s licence, allowing appropriate adjustment for unforeseen events both adverse and favourable.

Environmental regulation of water and wastewater
The water and wastewater industry in the UK is subject to substantial domestic and European Union regulation, placing significant statutory obligations on United Utilities Water with regard to, among other factors, the quality of treated water supplied and of wastewater treatment. European directives (including the Drinking Water Directive, the Bathing Water Directive and the Urban Wastewater Treatment Directive) are transposed into UK law by primary and secondary legislation such as the Water Supply (Water Quality) Regulations 2000, the Water Industry Act 1991, the Water Resources Act 1991 and the Environmental Protection Act 1990.

All water and wastewater companies have a general duty to exercise their powers to conserve and enhance natural beauty and to promote the efficient use of water. Environmental regulation is the responsibility of the Secretary of State for Environment, Food and Rural Affairs together with:

•	The Environment Agency, which is responsible for conserving and redistributing water resources and securing the proper uses of those resources, including the licensing of water abstraction. The Agency also regulates discharges to controlled waters, including discharges from wastewater treatment works;

•	The Drinking Water Inspectorate, which enforces drinking water quality standards; and

•	English Nature (intended to be re-formed as Natural England from October 2006), which is responsible for the protection of designated sites for nature conservation, e.g. Sites of Special
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

United Utilities Water expects regulatory regimes in the field of water and wastewater to continue to evolve and become more onerous. Examples of such regulatory and legislative developments include the following:

•	amendments to the Water Resources Act 1991 by the Water Act 2003, making new water abstraction licences time-limited and unused licences more easily able to be revoked or varied without compensation, and creating a new statutory right of civil action where water abstraction causes loss or damage. Water undertakers will have a duty to promote water conservation when carrying out their functions, and must publish drought plans and water resource plans. The government will also be able to require publication of flood plans showing the effect of a reservoir dam failure;

•	The Water Framework Directive, transposed into UK law in 2003, which requires the UK government to:

	–	establish comprehensive river basin management plans, with a first set of plans in place by 2009 followed by further sets of plans on a six-year cycle;

	–	implement the actions in the first set of river basin management plans by December 2015 at the latest;

	–	implement measures necessary to prevent deterioration in the ecological status of water bodies; and

	–	achieve ‘good’ water status by 2027 at the latest.

The Directive is likely to impact upon sewerage undertakers by requiring further improvements in discharges from wastewater networks and treatment works; and

•	The Water Supply (Water Quality) Regulations 2000, which transpose into UK legislation the Drinking Water Directive and, in particular, introduce more stringent lead standards (ten micrograms per litre (10ug/l) from 25 December 2013) which will oblige water undertakers to carry out improvements to treatment works and distribution systems. To minimise lead concentrations at customers’ taps, United Utilities Water installed additional phosphate dosing and pH control assets in the AMP3 period April 2000 to 31 March 2005. Over the same period, the company replaced 48,000 lead communication pipes with the agreement of the Drinking Water Inspectorate (quality regulator), and a further 113,000 were replaced as part of the routine maintenance programme. Despite these steps, United Utilities Water may not achieve the final lead standard (of 10ug/l) in a number of water supply zones unless some additional lead communication pipes are replaced. The company has agreed with the Drinking Water Inspectorate to replace up to 40,000 of its lead communication pipes in the period 1 April 2005 to 31 March 2010 (known as ‘AMP4’) and expects to replace up to 109,000 as part of its routine maintenance programme.

•	The AMP4 Consumer Acceptability programme aims to improve the aesthetic quality of water for consumers, for example due to discolouration or taste and odour. This programme was subject to a Regulatory Impact Assessment conducted by the Department for the Environment, Food and Rural Affairs. In order to improve the acceptability of water to its

8	United Utilities Annual Report & Accounts 2006

Back to Contents

consumers and to reduce the risk of future discoloured water events, United Utilities has agreed a ten-year programme with the Drinking Water Inspectorate to clean and refurbish up to 602.2 km of its Large Diameter Trunk Mains and up to 4,689 km of smaller diameter mains, which have been subject to many years of iron and manganese deposition and corrosion.

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

There are ongoing infringement proceedings by the European Commission against the United Kingdom regarding the implementation of the Urban Wastewater Directive. The European Commission has sent a reasoned opinion to the United Kingdom for failure to designate, and to review correctly, sensitive and less sensitive areas. The European Commission believes that the United Kingdom has not taken all measures needed to reduce the nutrients in wastewater to remedy problems in sensitive areas. Depending upon the outcome of this legal action, it could lead to the designation of some of the Irish Sea as a sensitive area. This, in turn, could lead to requirements being placed upon United Utilities Water to reduce the levels of some nutrients in discharges from many of its wastewater treatment facilities which feed into the Irish Sea.

There are, in addition, other ongoing infringement proceedings by the European Commission against the United Kingdom regarding the implementation of the Urban Wastewater Treatment Directive, but these do not directly concern United Utilities Water’s appointed area.

Pursuant to the European Union Bathing Water Directive, the objective of which is to protect public health and the environment from faecal pollution at bathing waters, the Environment Agency samples and analyses certain designated bathing waters around the UK coast for the presence or absence of various bacteria. A revised Bathing Water Directive entered into force in March 2006, introducing more stringent microbiological standards. United Utilities Water’s programme of wastewater network and treatment projects relating to its operational facilities to improve the quality of, and meet the required standards for, bathing waters in north west England, continues.

There are proposals progressing at the European level which, if finally adopted, will amend the Directive on the use of sewage sludge on agricultural land so as to introduce tighter limits for metals in sludge. While United Utilities Water’s preferred route of disposal for sewage sludge remains spreading on agricultural land, it is taking steps to ensure that it has sufficient disposal capacity if that route ceases to be acceptable, including the construction of new incinerators.

Complaints of odour from wastewater treatment works could be actionable as statutory nuisance under the Environmental Protection Act 1990. Ofwat’s final determination of December 2004 allowed United Utilities Water expenditure of £29 million to deal with odour, of which £11 million relates to activity at three of its treatment works. A voluntary code of practice on such odour problems was published by the Secretary of State on 19 April 2006.

A test case decision of the High Court in January 2006 that certain of United Utilities Water’s wastewater treatment plant operations should, in addition, be regulated under the Pollution Prevention and Control Regulations, may, depending upon the outcome of an appeal, result in increased costs of compliance with environmental legislation in relation to such operations.

As part of the five-year periodic review of prices, Ofwat takes into consideration the capital investment programme which United Utilities Water needs to achieve in order to comply with environmental legislation.

Electricity distribution
United Utilities Electricity owns the distribution network which carries electricity from the National Grid along power lines to consumers’ premises on behalf of the electricity supply companies who are United Utilities Electricity’s customers. The income derived from the distribution business depends in part on changes in the demand for electricity by consumers in north west England. Demand for electricity is affected by such factors as growth and movements in population, social trends, economic and business growth or decline, changes in the mix of energy sources used by consumers, weather conditions, energy efficiency measures and other factors. The electricity distribution business is a regulated business in which the average increase in charges, which a company may impose in any year, is capped by the electricity regulator (as described in more detail below). Accordingly, profit derived from the distribution business of United Utilities Electricity also depends upon efficiency, achieved by reducing and controlling costs, and providing high standards of service.

Key performance measures for the business relate to quality of supply. Electricity supplies were available for 99.99 per cent of the time during the financial year ended 2006, sustaining the business’s high level of performance in managing the network to maintain constant supplies for consumers. All the overall standards of performance set by the Gas and Electricity Markets Authority (the ‘electricity regulator’) were achieved.

Under the regulatory interruptions incentive scheme, United Utilities Electricity has been set network performance targets for the number and duration of customer supply interruptions. The average number of interruptions per 100 consumers per annum was 49.8+, out-performing the regulatory target for the year of 57.2. The average number of minutes for which consumers were without supply was 47.5+, beating the regulatory target for the year of 59.8 minutes. (Figures in this paragraph denoted by + are unaudited by Ofgem at the date of this report).

Economic regulation of electricity distribution
The electricity industry in Great Britain is regulated under the Electricity Act 1989 (the ‘Electricity Act’), the Utilities Act 2000 (the ‘Utilities Act’) and the Energy Act 2004 (the ‘Energy Act’) by the Gas and Electricity Markets Authority (GEMA). GEMA governs and acts through the Office of Gas and Electricity Markets (‘Ofgem’). The Electricity Act, as amended by the Utilities Act, requires all companies distributing electricity in Great Britain to be licensed unless they are covered by an exemption. Economic regulation pursuant to these licences is the responsibility of GEMA. GEMA also exercises powers under UK competition legislation, most significantly the Competition Act 1998 and the Enterprise Act 2002.

United Utilities Annual Report & Accounts 2006	9

Back to Contents

Business description continued	Operating and financial review

GEMA is led by a chairman who is an independent public servant appointed for a fixed term by the Secretary of State for the Department of Trade and Industry. This is in contrast to regulators in some states of the United States who hold public office and are required to stand for public election. The current chairman is Sir John Mogg, who was appointed from October 2003 for a period of five years.

GEMA must comply with the statutory duties laid down in the Electricity Act as amended by the Utilities Act. In doing so, GEMA may receive guidance from the UK government in areas such as social and environmental policy. In carrying out its statutory duties, GEMA is required to exercise judgement, but is not subject to direction as to what those judgements should be and is independent of government ministers. The chairman of GEMA may only be removed from the post for incapacity or misbehaviour.

The primary duty of GEMA is to protect the interests of consumers, wherever appropriate, by promoting effective competition. In carrying out this duty, GEMA is required to have regard to:

•	the need to secure that all reasonable demands for electricity are met; and

•	the need to secure that licence holders are able to finance their activities.

The UK government awarded electricity distribution licences in 2001. The licences continue in force for an indefinite period, subject to potential termination rights as set out below. United Utilities Electricity holds an electricity distribution licence that authorises it to distribute electricity anywhere in Great Britain. Under that licence, United Utilities distributes electricity across its distribution system covering an area in north west England comprising 2.3 million consumer premises.

United Utilities Electricity’s electricity distribution licence contains similar restrictions to those contained in United Utilities Water’s water licence. These restrictions include:

•	non discrimination;

•	restrictions on the payment of dividends – the board of directors must provide a certificate of compliance before declaring dividends affirming they are satisfied that the business is complying with relevant licence obligations including that it has sufficient resources and that the making of the distribution will not cause it to be in material breach of any of the obligations in the future;

•	prohibition on cross subsidies between the electricity distribution business and associated companies;

•	restrictions on the lending of funds to an associated company – the consent of GEMA is required before lending any funds to an associated company which is not on an arm’s length basis;

•	ringfencing of financial and management resources of the licensed business; and

•	restriction on the disposal of any asset forming part of the distribution system.

Licence conditions can be modified by GEMA either with the agreement of the licensee (or, in the case of standard conditions, with the agreement of the requisite proportion of licensees) or following reference to the Competition Commission for a decision on public interest grounds. The licence can be terminated on 25 years’ notice given by the Secretary of State. The licence can also be revoked in certain circumstances, including where the licensee fails to comply with an enforcement order made by GEMA. Breach of a licence condition can attract fines of up to ten per cent of the licensed company’s turnover. Ofgem has published a statement of the policy that it intends to apply to the imposition of any penalty and the determination of its amount. Any such penalty can be appealed, on procedural grounds only, to the High Court.

In practice, many regulatory issues arising between licensees and GEMA are settled without the need to resort to formal proceedings. However, where GEMA is satisfied that a company is in breach of the terms of its licence, it has powers to secure compliance by means of an enforcement order. If a company does not comply with the order (as well as potentially giving rise to third party action) compliance can be enforced by the courts and ultimately GEMA may revoke the licence.

The Energy Act 2004 introduced a special administration regime, applicable to the holders of electricity distribution licences, similar to that provided for the water sector. GEMA or the Secretary of State can appoint a special administrator to take over the management and operation of the company to secure its financial recovery in the event of actual or threatened insolvency of the licensee.

GEMA consulted during 2005 on proposed modifications to all distribution licences designed to preclude discrimination by distribution network operators in the provision of ‘point of connection’ information to connections providers. Distribution licences were subsequently amended in November 2005.

United Utilities Electricity is required to maintain certain standards relating to the quality of supply of electricity in its licence area. These standards take the form of guarantees at the individual customer level and are subject to monitoring and compliance audits. Failure to meet guaranteed standards of performance will result in a prescribed compensation payment to the customer concerned. In addition, GEMA can impose fines on companies that fail to achieve the guaranteed standards or are in breach of other licence obligations.

GEMA regulates electricity distribution charges by capping the average charges that a company can impose in any year. GEMA conducts a periodic review and sets price caps every five years. This price cap is set by reference to inflation as measured by the retail price index in the UK plus an adjustment factor known as ‘X’ which is specific to each company and which can vary for each year of the review period. The size of a company’s X factor (which can be positive, negative or zero) reflects the scale of its capital investment programme, its cost of capital and its operational and environmental obligations, together with scope for it to improve its efficiency. The last periodic review was completed at the end of 2004 and covers the period from 1 April 2005 to 31 March 2010. For the 2005-10 review period, United Utilities Electricity was allowed a real (excluding inflation) price increase of 8.2 per cent in 2005/06 followed by constant real prices thereafter.

Unlike ‘rate of return’ economic regulation, such as exists in many states of the United States, ‘price cap’ regulation in the UK is performance-based. Companies are incentivised to be efficient, both in terms of their operating costs and in the implementation of their capital expenditure programme. The benefit of any efficiency savings achieved through effective management

10	United Utilities Annual Report & Accounts 2006

Back to Contents

is retained by the companies for a period of up to five years, after which time the benefit is passed to customers via the price setting process. The cost of any under-performance due to poor management is borne by the companies. An incentive scheme was introduced by GEMA in April 2002 which provided greater focus on three specific service areas: number of interruptions to customers’ supplies; length of those interruptions; and quality of the telephone response to customers. GEMA consulted on its approach to the incentive scheme as part of the price control review; including the form of the scheme, targets and associated costs. It was agreed that the distribution network operators’ performance in those areas would continue to be incentivised. Under the scheme, United Utilities Electricity is subject to annual rewards and penalties depending upon its performance against pre-specified targets. Both rewards and penalties under the incentive scheme are capped at 3.0 per cent of annual revenues.

GEMA has been consulting on the structure of electricity distribution charges since 2000. As a result of this consultation, there has been one significant amendment made to all distribution licences, including United Utilities Electricity’s. From 1 April 2005, distribution network operators have been obliged to produce and implement charging methodologies (for both connection to and use of their distribution systems) as a result of the collective modification of the standard licence condition relating to the distribution use of system charges. The methodologies are required to set out the principles and methods by which electricity distribution charges will be calculated, including cost reflectivity and facilitating competition, and must be approved by GEMA. United Utilities methodology statement was initially approved by GEMA subject to clarification required on proposed extra high voltage (EHV) charges and reactive power charges. These clarifications have since been provided and the statement has been approved by GEMA.

GEMA has been consulting on the future governance of commercial contractual arrangements that have previously been governed by the Distribution Use of System Agreements. Ofgem propose to replace the current bilateral agreements with a single multilateral contract, the Distribution Connection Use of System Agreement (DCUSA), as it feels that it will improve transparency.

Environmental regulation of electricity distribution
All electricity companies have a general duty under the Electricity Act to have regard to the desirability of environmental preservation and conservation and the protection of Sites of Special Scientific Interest when they formulate proposals for development. United Utilities Electricity may be required to carry out an environmental assessment when it intends to lay cables, construct overhead lines or carry out any other development in connection with its licensed activities. In response to discussions with environmental organisations in United Utilities Electricity’s operating area, and with the backing of Ofgem, the company has undertaken work to assess the cost of converting from overhead cables to underground cables in designated areas on aesthetic grounds. There is a small allowance of £5 million allowed by Ofgem for such work over the period 2005-10.

United Utilities Electricity, in common with all other UK electricity companies, owns and operates pressure-assisted high voltage cables. These operate at voltages of 33,000V and 132,000V. These cables are either filled with nitrogen gas or an insulating liquid. United Utilities operate both types, having 620km of the latter type of cable. Cables of the latter type are pressurised with a light ‘oil’ type fluid. In the main the fluid is biodegradable, although some older cables are pressured with a variety of fluid that is not. The potential for loss into the environment of the fluid, due to leaks or third party damage, is recognised nationally by all electricity companies and the Environment Agency (EA). In order to mitigate the effects of any losses, United Utilities Electricity is party to a national code of practice agreement with the EA. In the last five years, the company has worked to minimise losses into the environment and has reduced annual loss to around 25kl from a high of 48kl in 2000 – 2001. As part of the monitoring system, United Utilities Electricity has developed and implemented a new software-based management system to identify and categorise leakage allowing rapid deployment of resources to protect the environment.

The possibility that electric and magnetic fields (EMFs) may cause adverse health effects has been a topic of debate and research for many years. Over the last 20 years, major research programmes throughout the world have explored whether EMFs have an adverse impact on health. A large epidemiological study – the UK Childhood Cancer Study – reported in December 1999 that there was “no evidence that exposure to magnetic fields associated with the electricity supply in the UK increases risk for childhood leukemia, cancers of the nervous system, or any childhood cancer”. International bodies such as the World Health Organisation and the International Agency for Research on Cancer and, in the UK, the National Radiological Protection Board (NRPB) have investigated this issue and have concluded that there is no established causal link between EMFs and ill health. The NRPB was the UK body with statutory responsibility for advising on EMFs until April 2005 when it was subsumed into the Health Protection Agency (HPA), which has taken on its radiation protection functions.

In March 2001, the NRPB published a review of the state of the science and concluded “for the vast majority of children in the UK there is now considerable evidence that the EMF levels to which they are exposed do not increase the risk of leukemia or other malignant disease”. However, it also noted that the possibility remains that intense and prolonged exposure to magnetic fields can increase the risk of leukemia in children but the epidemiological evidence is currently not strong enough to justify a firm conclusion that such fields cause leukemia in children. In the spirit of the precautionary approach, the NRPB published in May 2003 a consultation document on how to limit exposure to EMFs and, in particular, on whether the UK should adopt the more stringent exposure guidelines of the International Commission on Non-Ionizing Radiation Protection (ICNIRP). In March 2004, the NRPB recommended that the ICNIRP guidelines should be adopted. Most recently, a report published by the Childhood Cancer Research Group (CCRG) strengthened the evidence that childhood leukemia rates are slightly higher near power lines, but leaves the question of what causes this more confused than before, stating that: “There is no accepted biological mechanism to explain the epidemiological results; indeed, the relation may be due to chance.”

The independent Advisory Group on Non-ionising Radiation (AGNIR), which reports to the Board of the HPA, has issued several reports relating to EMFs, considering their possible link with an increased risk of cancer, including childhood leukemia. AGNIR consider there to be insufficient newly published research that would, at present, justify the development of any update to the 2001 NRPB report.

United Utilities Electricity, in line with other Energy Networks Association (ENA) member companies, carries out its activities in

United Utilities Annual Report & Accounts 2006	11

Back to Contents

Business description continued	Operating and financial review

accordance with Health Protection Agency guidance. The ENA is the trade association for electricity companies in the UK. The ENA and its member companies are committed to responsible behaviour in the light of the scientific evidence, including considering any appropriate precautionary actions. United Utilities Electricity believes that present evidence does not justify any change in the electricity industry’s operating practices, or the everyday utilisation of electricity by its customers, but United Utilities Electricity keeps this under review and looks to the Health Protection Agency and UK government for advice on the issue.

Infrastructure management
Contract Solutions has three distinct market-facing businesses:

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

The financial year ended 31 March 2006 was the first full year of operations, following a business reorganisation in 2004 aimed at delivering future sales and profit growth through clearer focus on target markets.

Utility Solutions
The business develops and operates contracts in the UK utility market, serving over 12 million people in the UK. It has a focused approach to pursuing opportunities, with the objective of securing long-term operational sources of income while limiting overall financial exposure.

During the year, the business secured two major new utility outsourcing contracts. In April 2005, the business successfully commenced a five-year contract to deliver Southern Water’s capital investment programme as part of a consortium. In June 2005, Contract Solutions acquired a 15 per cent stake in a consortium that purchased the north of England gas distribution network from National Grid Transco. Utility Solutions secured a £1.1 billion eight-year contract to operate and maintain the network, and manage the capital expenditure programme, on behalf of the consortium.

2005/06 was the first year of the new operations and maintenance contract with Dwr Cymru Welsh Water for up to 15 years, continuing the relationship following the expiry of the first four-year contract on 31 March 2005. Under the new contract, the business provides water and wastewater services in North Wales, and water services in South Wales. The business also provides shared services throughout Wales, including education and conservation activities and transport.

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

International
The International business develops and operates contracts in selected overseas utility markets and serves over 7.4 million people outside the UK. In Australia, the business focus is on maintaining the current portfolio of contracts and securing long-term investment returns and operational sources of income while managing the overall exposure from the contracts. Elsewhere, the overseas business focus will be on pursuing long-term operations and maintenance opportunities, primarily in the Gulf regions, with other existing international investments being managed alongside any existing UK investments.

The business continued to manage its existing portfolio of water and wastewater operations through a number of joint ventures in parts of Scotland, Australia, Poland, Estonia and Bulgaria.

In June 2005, the Tallinn concession company Tallinna Vesi was successfully listed on the Estonia Stock Exchange through an Initial Public Offering. The International business participated in this process by placing part of its total shareholding in the business, reducing its stake to 11.5 per cent, but it remains the designated international operator to the concession.

Generally, the joint ventures have limited recourse to United Utilities. However, the business has performance bonds and guarantees in place supporting joint venture operations (see ‘Performance guarantees’ on page 25) and in some cases there are bank letters of credit supporting equity commitments.

On page 25 there is a discussion on the impact of foreign currency fluctuations and the extent to which foreign currency net investments are hedged by currency borrowings.

The International business is affected by a variety of regulatory regimes and regulatory risks, which are accepted to varying degrees by the client, the concession company and/or the operator. For those contracts where it is the operator, United Utilities is not the licensed entity but it may be a direct or indirect investor in the licensed entity.

In 2002, United Utilities completed its withdrawal from infrastructure management in the Americas by withdrawing from IEBA, the Argentine electricity utility. It disposed of its minority interest in IEBA on 28 April 2005. IEBA defaulted on its repayments to bondholders in September 2002. There is no recourse to the group in respect of these debts and the group has no further balance sheet exposure to IEBA.

Industrial and Commercial Solutions
Industrial and Commercial Solutions is comprised of four distinct businesses:

•	Connections – the Connections business provides multi-utility connections to connect domestic, industrial and commercial consumers to the existing utility network infrastructure. In providing this service, the business designs and installs new electricity, water, gas and telecommunications infrastructure. During the year ended 31 March 2006, the business re-focused its sales and marketing effort towards long-term strategic customers and larger projects, and this review of business operations led to the closure of out-of-area offices in Cardiff, Leatherhead and Falkirk, with contracts centrally managed from the Preston office. This business secured £40 million of orders in the year ended 31 March 2006, including £16.1 million out-of-area orders;

•	Metering – the metering business provides installation and maintenance services for electricity, water and gas meters.

12	United Utilities Annual Report & Accounts 2006

Back to Contents

In the year ended 31 March 2006, the business installed 69,000 new water meters and installed or exchanged 126,000 electricity meters in north west England under a contract with United Utilities North West. In addition, 402,000 gas meter installations and 152,000 electricity meter installations were carried out under a contract with British Gas Trading which runs up to January 2009. Under this contract, both gas and electricity meters are installed by the metering business, with rental income then being received for up to 20 years after installation by a joint venture company which owns the meter assets and in which the group has a 50 per cent interest;

•	Industrial – this business is a provider of specialist water and liquid waste services to industrial customers in the UK. In many instances, liquid waste is treated on site, under contract to the customer, in a dedicated facility which is constructed and owned by the business. The business also owns two sites for the receipt and treatment of tankered liquid waste from customers. The Industrial business currently treats approximately 11 million tonnes of wastewater a year; and

•	Facilities Management and Energy Services – the Facilities Management business manages properties for clients under contract. The scope of operations includes arranging site services such as reception and cleaning, managing vacant space and office management. During the year ended 31 March 2006, the business successfully mobilised two new local authority public sector facilities management contracts at Thurrock and Hertfordshire. The Energy Services business provides energy efficient infrastructure, such as lighting, to customers.

Business process outsourcing
Vertex commenced trading in the UK in 1996. It is now a leading provider of business process outsourcing and technology services. The company develops and implements a range of outsourcing solutions for many leading organisations based on a diversified portfolio of long-term contracts across private enterprise, financial services, utility, central and local government sectors.

In May 2005, Vertex entered the UK and Canadian financial services’ sectors through the acquisition of Marlborough Stirling plc, a provider of outsourcing and technology services. Subsequently Vertex extended its presence in this sector through the acquisition of 1st Software Group Limited in March 2006.

Vertex also has a presence in the North American utility sector, which it entered through the securing of contracts with Hydro-One in March 2002, and NiSource in June 2005.

Capital expenditure in the year ended 31 March 2006 was £205.0 million (2005: £42.0 million).

People – key contributors to corporate success

Table 2: People – key contributors to corporate success

Number of employees – financial year ended 31 March	2006	2005

Licensed multi-utility operations	4,775	4,889
Infrastructure management	3,269	2,510
Business process outsourcing	8,203	7,693
Telecommunications (discontinued operation)	653	682
Other activities	129	161

Average number of persons employed by the group during the year	17,029	15,935

Substantially all of the group’s employees are based in the United Kingdom.

Good industrial relations remain a priority for United Utilities across the whole of its business and parts of the group have been recognised in the UK for excellence in this area. The group continues to recognise and work in partnership with a range of trade unions across the sectors in which it operates.
A statement of principles governs the approach to labour relations across the group.

In summary:

•	Licensed multi-utility operations – 99 per cent of employees within United Utilities North West are now represented by trade unions for collective bargaining purposes under the terms of a voluntary collective agreement, underpinned by the ‘Together in Partnership’ agreement. This Partnership is continuing to develop and is now being supported by joint training programmes, which have been very well received. The relationships with key union players are maturing and the company has received positive feedback from the unions on the partnership approach;

•	Infrastructure Management – approximately 72 per cent of employees within United Utilities Contract Solutions are now represented by trade unions for collective bargaining purposes, which includes employees engaged on the Northern Gas

Networks contract who transferred into the business during 2005. Other employees are employed on personal contracts and are not covered by collective bargaining arrangements. A review of union relationships has taken place in a number of business areas and these are being managed at a local level due to the diverse nature of the business and the different contracts operated by the business. A range of collective bargaining agreements exist which have been inherited following the TUPE transfer of employees from other employers. Relationships between the individual business areas and the unions continue to develop and positive feedback has been received on the partnership approach being adopted, particularly in the Welsh Water business. The aim is to embed partnership working within other business areas during 2006. As part of this development process, joint training programmes have been taking place between the individual business areas and unions, facilitated by the Partnership Institute; and

•	Business process outsourcing – around 45 per cent of the Vertex workforce is covered by collective bargaining arrangements and this is increasing as Vertex acquires new contracts in the public sector in the UK. Vertex has a progressive approach to partnership with its trade unions and has been recognised externally for best practice in this area. The 2005 pay review process was exemplary with high levels of co-operation between the parties.

United Utilities Annual Report & Accounts 2006	13

Back to Contents

Business description continued	Operating and financial review

United Utilities remains committed to maintaining high standards of health and safety in every area of its business. The group’s health and safety aims and objectives are integrated into the business planning processes. Progress is monitored regularly at all levels throughout the business.

The group’s risk profile is diverse and changing, as would be expected in a large multi-utility organisation. The company had 74 accidents in 2005/06 which were reportable under the Reporting of Injuries, Diseases and Dangerous Occurrences Regulations (RIDDOR) and a total of 103 lost-time accidents. These resulted in 2,173 working days lost, a rate of 11,564 per 100,000 employees. The Accident Incidence Rate (AIR) per 100,000 employees for the year was 548. This was below the AIR target of 660 set for the year. Performance targets have been reviewed and aligned to the HSE ‘Revitalising Health and Safety’ strategy. Retrospective and forward-looking targets have been set to achieve a ten per cent year-on-year reduction to the AIR and accident-related lost-time rate as calculated from the year 2000 through to 2010.

A short-term (18-month) strategy was developed with the primary aim of aligning the business health and safety management systems to one consistent framework. Five group-wide ‘Key Policy Objectives’ were identified for 2005/06 and a further five have now been developed for the 2006/07 financial year.

The main areas of progress in 2005/06 were the introduction of a ‘Key Performance Indicator’ reporting process that measured reactive (lagging) and proactive (leading) indicators, implementation of a group-wide system to monitor work-related pressure, a review and benchmarking of occupational road-risk management measures and improvements to internal and external health and safety reporting via the internet and the company’s intranet.

Business continuity across United Utilities was reviewed in 2005/06 resulting in the revision of the Corporate Emergency Response Plan. A Virtual Watch Team was also established to monitor continually ‘rising tide’ threats to the business and to advise the Business Continuity Steering Group and executive management as appropriate. A strategy for managing the threat of an influenza pandemic has been agreed by the board which includes a crisis management structure and escalation model, based on advice from Defra and the UK Department of Health.

The involvement of all staff in these initiatives is a prerequisite and the group has continued to work in partnership with a range of trade unions and employee representatives operating across the businesses. These processes will continue and will be developed further over the year ahead.

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

The group is committed to fulfilling its obligations in accordance with the Disability Discrimination Act 1995 and best practice. As an equal opportunities employer, the group gives equal consideration to applicants with disabilities in its employment criteria and will modify equipment and working practices wherever it is safe and practical to do so, both for new employees and for those employees that are disabled during the course of their employment. Additionally, the group is committed to providing full support and appropriate training for employees who become disabled during the course of their employment so that they can continue to work in a position appropriate to their experience and abilities.

As at 31 March 2006, United Utilities Water had the principal operating facilities shown in table 3, all of which are owned by United Utilities Water and are freehold, except Sandon Dock which is leasehold. United Utilities Water’s wastewater operations involve owning and managing assets, which include:

–	40,325 kilometres of sewers;
–	1,739 pumping stations;
–	371 storage tanks;
–	3,076 combined sewer overflows;
–	583 wastewater treatment works; and
–	34 sludge treatment facilities.

Property

Table 3: Property
		Approximate area
Location	Description	in hectares	(1)

Bowland Estate, Lancashire	Reservoir/gathering grounds	10,120
Haweswater Estate, Lake District, Cumbria	Reservoir/gathering grounds	9,900
Longdendale Estate, Derbyshire	Reservoir/gathering grounds	7,490
West Pennine Moors, Lancashire	Reservoir/gathering grounds	6,872
Thirlmere Estate, Lake District, Cumbria	Reservoir/gathering grounds	4,850
Huntington, near Chester, Cheshire	Water treatment works	107
Davyhulme, Greater Manchester	Wastewater treatment works	89
Prescot, Merseyside	Water treatment works	84
Woodgate Hill, Greater Manchester	Water treatment works	40
Shell Green, Widnes, Cheshire	Sludge processing centre	12
Watchgate, Cumbria	Water treatment works	12
Sandon Dock, Liverpool	Wastewater treatment works	8

Note:

(1)	One hectare equals 2.47 acres.

14	United Utilities Annual Report & Accounts 2006

Back to Contents

United Utilities Water’s water operations involve owning and managing assets which include:

–	184 raw water impounding reservoirs and associated catchments;
–	1,444 kilometres of raw water aqueducts;
–	113 water treatment works;
–	1,443 kilometres of treated water large diameter trunk mains;
–	455 service reservoirs and water towers storing treated water;
–	626 pumping stations; and
–	39,919 kilometres of trunk and distribution mains.

As at 31 March 2006, United Utilities Electricity’s facilities included 13,525 kilometres of overhead lines, 42,930 kilometres of underground cables (operating at 132 kilovolts, 33 kilovolts, 25 kilovolts, 11 kilovolts, 6.6 kilovolts and 400/230 volts), 18,100 ground mounted substations and 16,730 pole mounted transformers. United Utilities Electricity holds wayleaves which entitle it to run lines and cables through and across private land and in some circumstances these can be terminated by the landowner or occupier upon notice pursuant to the Electricity Act.

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

At 31 March 2006, Contract Solutions’ key facilities were leased head office accommodation in Birchwood, Warrington and Industrial & Commercial Solutions’ offices at Old Trafford, Manchester. In addition to these sites, the business occupies various properties in support of specific contracts, typically within the geographic boundaries of the contracts, both in the UK and overseas. These sites consist of offices, depots and operational facilities that are primarily owned or leased by the client. It is anticipated that the business will be able to negotiate renewals of any expiring leases, or relocate the relevant facilities, without having a material adverse impact on the business.

Vertex’s facilities include leased customer management centres and support offices at Knowsley, Prescot, Warrington, Whitehaven, Edinburgh, Nairn, Forres, Dingwall, London, Birmingham, Speke, Grays, Stevenage, New Delhi (India) and in Denver (Colorado,USA). Properties in Warrington and Manchester are leased from the group’s infrastructure management business. Its head office has moved to Prescot and it is currently marketing the former head office building in Manchester.

Following the acquisition of Marlborough Stirling, now known as Vertex Financial Services Division, Vertex also leases premises in Bristol, Basingstoke, Cheltenham, Chester and Cobham. There are overseas operations in Douglas (Isle of Man), Dublin (Ireland), Toronto and Vancouver (Canada) and Lugano, (Switzerland). Vacant premises in Cheltenham, Frimley and Woking are currently being marketed.

In addition to the properties described above, the group occupies various non-operational properties consisting primarily of offices, depots, warehouses and workshops. These are either owned by the company or leased. It is anticipated that the company will be able to negotiate renewals of any expiring leases, or relocate the relevant facilities, without having a material adverse impact on the company. The most significant of these non-operational properties are: the company’s London office, which is leased by the company; the company’s headquarters in Warrington which is owned by United Utilities Property Solutions; United Utilities Water’s operations and customer centres in Warrington, which are owned by United Utilities Water and United Utilities Electricity’s operations; and customer centres in Manchester, which are owned by United Utilities Electricity. United Utilities Contract Solutions’ head office in Warrington is leased.

In February 2004, the company, through a subsidiary, entered into a 15-year joint venture agreement with Amec Developments Limited to develop land at Lingley Mere, Warrington. Over a period of time, the company will invest up to £20 million in this joint venture, mainly in the form of land.

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

The company believes that all of its properties are in a reasonable state of repair and are adequate for their purpose. The company has a continuing programme of improving, replacing and disposing of property when considered appropriate to meet the needs of its business operations. It is not aware of any material environmental issues which would prevent the anticipated utilisation of the above-mentioned properties. Some non-operational areas of United Utilities Water’s wastewater treatment works, including Irlam, Manchester, may be affected by contamination. At present, it is not clear how the liability for the clean-up will be allocated, or the extent of the cost for such work. However, this is not expected to have a material impact on the company’s results.

United Utilities Annual Report & Accounts 2006	15

Back to Contents

Performance review	Operating and financial review

Customer interruptions to electrical supply per 100 customers (2005/06) 49.8 (2004/05: 47.0)

In this section, references to segmental operating profit are defined as segmental operating profit before restructuring costs and the amortisation of certain intangible assets for a segment as shown in note 1 of the consolidated financial statements on page 75.

Non-GAAP measures
The group gives certain additional information in order to provide an increased insight into the underlying performance of the business, in line with management’s own view. An explanation of these presentations is given below.

a. Operating profit from continuing operations before restructuring costs; and

b. Profit before taxation from continuing operations before restructuring costs and the impact of IAS 39 ‘Financial Instruments: Recognition and Measurement’
Operating profit from continuing operations before restructuring costs can be derived from the consolidated income statement of the financial statements. The board believes this financial measure provides useful information to investors as it is the measure that management uses to evaluate trading performance.

It therefore aligns the performance measure reported to investors with that used by management to monitor performance and allocate resources within the business. Operating profits from continuing operations before restructuring costs are used to evaluate the trading performance of the group, because management believes that the exclusion of restructuring costs (which, by virtue of their size, are disclosed separately and may vary significantly each year) provides a more accurate comparison of annual performance.

Management believes that providing additional measures under IFRS (as reconciled in tables 4 and 5) which remove the negative impact of restructuring, gives a clearer understanding of the group’s core trading activities, is of relevance in assessing the future direction of the group and clarifies the trends in trading performance.

Profit before taxation from continuing operations before restructuring costs and the impact of IAS 39 can be derived from the consolidated income statement of the financial statements and is reconciled to profit before taxation from continuing operations in table 5. The board believes this financial measure provides useful information to investors as it is one of the measures that management uses to evaluate trading performance. Management believes that the exclusion of the impact of IAS 39, which has introduced some volatility to the income statement provides a more accurate comparison of annual performance.

Table 4:

	2006	2005
For the year ended 31 March	£m	£m

Operating profit from continuing operations	740.0	651.4
Restructuring costs	25.5	29.7

Operating profit from continuing operations
before restructuring costs	765.5	681.1

Table 5:

	2006	2005
For the year ended 31 March	£m	£m

Profit before taxation from continuing operations	439.3	367.6
Restructuring costs	25.5	29.7
Fair value loss on debt and derivative instruments	15.7	–

Profit before taxation from continuing operations before restructuring costs and the impact of IAS 39	480.5	397.3

Although the board uses these non-GAAP financial measures to analyse trading performance, operating profit from continuing operations as shown on the face of the income statement, which is reconciled to operating profit from continuing operations before restructuring costs in table 4, and profit before taxation from continuing operations as shown on the face of the income statement, which is reconciled to profit before tax from continuing operations before restructuring costs and the impact of IAS 39 in table 5, should also be considered.

c. Segmental operating profit from continuing operations before the amortisation of certain intangible assets and restructuring costs
Segmental operating profit before the amortisation of certain intangible assets and restrucuturing costs is directly derived from note 1 of the consolidated financial statements. The adjustment for the amortisation of certain intangible assets relates to amortisation charged to the income statement during the year in respect of intangible assets arising on acquisitions undertaken since the date of transition to IFRS 3 ‘Business Combinations’ (1 April 1999). Prior to the adoption of IFRS, the value of such intangible assets would have been reflected within goodwill.

The board considers removing the negative impact of this intangible asset amortisation charge from the segmental operating profit/(loss) to be relevant due to the size of the charge relative to the results of the business process outsourcing segment following the acquisition of Marlborough Stirling Group plc.

Further, the board considers that the removal of the negative impact of restructuring gives a clearer understanding of segmental trading performance, is of relevance in assessing the future direction of the segments and clarifies the trends in trading performance.

16	United Utilities Annual Report & Accounts 2006

Table 6a:

	Licensed		Business
	multi-utility	Infrastructure	process
	operations	management	outsourcing
Year ended 31 March 2006	£m	£m	£m

Segmental operating profit from continuing operations before the amortisation of certain intangible assets and restructuring costs	652.3	95.5	20.8

Amortisation of certain intangible assets	–	(1.1)	(8.7)

Restructuring costs	(0.1)	(4.7)	(20.7)

Segmental operating profit/(loss)	652.2	89.7	(8.6)

Table 6b:

	Licensed		Business
	multi-utility	Infrastructure	process
	operations	management	outsourcing
Year ended 31 March 2005	£m	£m	£m

Segmental operating profit from
continuing operations before the
amortisation of certain intangible
assets and restructuring costs	564.6	90.0	24.3

Amortisation of certain intangible assets	–	0.6	(3.2)

Restructuring costs	(22.9)	(1.5)	(4.9)

Segmental operating profit	541.7	89.1	16.2

In assessing the financial position and results of the segments, management believes that providing this additional measure gives a clearer understanding of the underlying trading performance.

d. Borrowings net of cash and short-term deposits
Borrowings, net of cash and short-term deposits can be derived from the consolidated balance sheet of the financial statements. This measure, which is analysed in table 7 below, is used to assess the group’s liquidity position by reference to the group’s committed level of funding. The group seeks to ensure that sufficient funding is available to meet foreseeable requirements plus headroom for contingencies.

Table 7:

	2006	2005
For the year ended 31 March	£m	£m

Borrowings – current	(619.1)	(512.3)
Borrowings – non-current	(5,081.1)	(4,669.0)
Cash and short-term deposits	1,513.5	902.7

Borrowings net of cash and short-term deposits	(4,186.7)	(4,278.6)

Where these non-GAAP measures are included elsewhere in the annual report and Form 20-F (as indicated by the symbol *), the above definitions should be referred to.

Group results
Overview
United Utilities delivered another strong financial performance in the year to 31 March 2006. Profit before taxation before restructuring costs and the impact of IAS 39* increased to £480.5 million, an increase of 20.9 per cent. Operating profit from continuing operations before restructuring costs* increased by 12.4 per cent to £765.5 million.

The regulated business had a successful year with segmental operating profit* up 15.5 per cent, in part benefiting from the planned re-scheduling of the infrastructure renewals programme, which has resulted in the deferral of around £15 million of expenditure to 2006/07 and 2007/08. Capital investment across the regulated water, wastewater and electricity operations totalled £582.2 million. For the sixteenth consecutive year, capital expenditure has exceeded the profit earned for shareholders as the company invests to improve quality and service for its customers.

United Utilities Contract Solutions has delivered impressive growth by using the group’s core utility skills and further consolidated its position as the leading utility infrastructure outsourcing company in the United Kingdom. As the infrastructure management business grows, it provides the opportunity for the group to benefit from further economies of scale and exchange of best practice. The mobilisation of a number of significant new contracts during the year led to a 35.2 per cent increase in revenue. A focus on strong performance, driven from the disciplines of operating within robust contractual frameworks, provides a solid base from which to pursue other infrastructure outsourcing opportunities.

Vertex has successfully renewed a number of significant contracts and has adjusted its cost base to enhance the business’s competitiveness. Vertex Financial Services has built on the Marlborough Stirling acquisition through the purchase of 1st Software Group Limited and will provide independent financial advisers with a single system covering the front and back office, enhancing its market offering and providing the opportunity to drive growth. Since the start of the financial year, new contracts valued at more than £40 million have been signed in the life and pensions business of Vertex Financial Services. It has a pipeline of opportunities going forward worth over £300 million, with many of the potential outsourcing contracts offering relatively attractive margins.

Following the successful completion of the second stage of the rights issue in July last year, the group took advantage of the favourable market opportunities to raise long-term, index-linked debt. Since September 2005, a total of £600 million of this debt has been issued, with maturities ranging from 30 to 43 years and real interest rates ranging from 1.3 to 2.0 per cent. A drawdown of around £200 million has also been agreed from a ten-year loan facility provided by the European Investment Bank, in the form of index-linked debt with an effective real

United Utilities Annual Report & Accounts 2006	17

Back to Contents

Performance review continued	Operating and financial review

interest rate of 2.25 per cent. In addition to providing a good match for the group’s revenue profile which is linked to inflation, the relatively low cost of this funding has secured substantial additional value for shareholders. This represents outperformance of over £80 million when compared with the regulator’s cost of debt allowance for the current five-year period.

During the year, the company’s pension scheme investments achieved an average investment return of around 23 per cent across all asset classes. Following the £320 million lump sum prepayment made in March 2005, which rolled-up the 2005-10 contributions, the pension schemes are showing a net surplus of £19.3 million at 31 March 2006.

Strategy and outlook
In the regulated businesses good progress has already been made in meeting the efficiency challenges set by the regulators. Successful delivery of the capital investment programme is vital and the partnership framework approach that has been developed will help to optimise the company’s performance. The current strategy is to target customer service and operational performance improvement. With further real price increases ahead, the regulated businesses should continue to deliver strong profit growth.

The core skills from the regulated businesses apply also in United Utilities Contract Solutions. Given its current market leadership position, the company is well placed to take advantage of outsourcing opportunities that seem likely to arise in the utility sectors. There is potential for more exchange of best practice within the group to make further performance improvements in operating both other companies’ and the group’s own assets. The business has a robust order book in place, which should drive continued growth in revenue and it has a solid base from which to pursue other outsourcing opportunities.

Vertex’s growth record is impressive. Few businesses have profitably grown third party revenue from zero to over £300 million within six years. As a mark of this success, client revenues from United Utilities as a client are likely to reduce further over the next two years, from around a quarter today. Vertex has some good opportunities in the pipeline, particularly in the public sector and financial services sector.

Overall, the group’s progress means it has a strong platform from which to develop.

Financial performance
Group revenue from continuing operations increased by 13.5 per cent to £2,386.8 million in 2005/06 compared with £2,103.7 million in 2004/05. These movements reflect growth across the licensed multi-utility and support services businesses.

Operating profit from continuing operations increased by 13.6 per cent in 2005/06 to £740.0 million. Operating profit from continuing operations before restructuring costs* increased by 12.4 per cent in 2005/06 to £765.5 million.

The net finance expense for the year was £300.7 million compared with £283.8 million in 2004/05. The increase in 2005/06 primarily reflects the impact of IAS 39 introduced for the first time from 1 April 2005 of £15.7 million. Excluding IAS 39, the net finance expense has increased by 0.4 per cent from £283.8 million to £285.0 million.

Profit before tax from continuing operations in 2005/06 increased by 19.5 per cent to £439.3 million. This is stated after restructuring charges of £25.5 million (2004/05: £29.7 million) (discussed below).

Basic earnings per share, relating to continuing operations, increased by 8.1 per cent to 37.3 pence in 2005/06 (2004/05 34.5 pence), largely as a result of the increase in operating profit. Prior period earnings per share has been re-presented to take account of the bonus element of the rights issue.

The amortisation of certain intangible assets (see note c on page 16) was £9.8 million in 2005/06 and £2.6 million in 2004/05 in respect of continuing operations. The amortisation of certain intangible assets in 2005/06 consisted of £8.7 million relating to business process outsourcing (2004/05: £3.2 million) and £1.1 million relating to infrastructure management (2004/05: £0.6 million credit). The increase in 2005/06 principally reflects the amortisation charge arising from the acquisition of Marlborough Stirling Group plc by Vertex, which was completed in May 2005.

The dividend per ordinary share for the year is 43.87 pence, an increase of 3.4 per cent consistent with the group’s policy of growing dividends in line with inflation when compared with the dividend per ordinary share in 2004/05 of 42.43 pence (represented to take account of the bonus element of the rights issue).

The valuation of the group’s pensions schemes under IAS 19 results in a net pension surplus at 31 March 2006 of £19.3 million compared with a net obligation of £84.6 million at 31 March 2005. The group made a lump sum pensions contribution of £320 million, split between the group’s two defined benefit pension schemes, on 31 March 2005. The group does not expect to make any further cash contributions during the 2005-10 period into the defined benefit schemes, although the results of the next actuarial valuation will be incorporated into the 2007/08 financial statements.

Restructuring
Restructuring costs, which are disclosed separately on the face of the consolidated income statement, are as follows:

Table 8:

	2006	2005
For the year ended 31 March	£m	£m

Restructuring costs	(25.5)	(29.7)

Restructuring costs in 2005/06 of £25.5 million principally arose from the acquisition of Marlborough Stirling and from further restructuring, including severances and the rationalisation of property requirements in Vertex during the second half of the year.

18	United Utilities Annual Report & Accounts 2006

Back to Contents

Restructuring costs in 2004/05 of £29.7 million principally related to the restructuring programmes in licensed multi-utility operations in preparation for meeting its 2005-10 efficiency challenges. In infrastructure management these related to the restructuring of the business units into market-facing business streams, focusing on their specific risks. In business process outsourcing, the costs related to a restructuring to form a divisional structure which reflects the markets in which the business operates.

Discontinued operation
In line with the group’s declared strategy to accelerate the disposal of its telecommunications business, Your Communications was sold to THUS Group plc on 26 February 2006. In accordance with IFRS, the assets and liabilities were adjusted to their fair value less costs to sell as at September 2005, when the business was deemed to meet the definition of a disposal group under IFRS 5, ‘Non Current Assets Held for Sale and Discontinued Operations’. A reduction in the carrying value of Your Communications of £147.7 million before taxation was recorded (£116.1 million post tax). The group has subsequently recorded a loss on disposal of £9.1 million before taxation as a result of the exit (£14.3 million gain post tax).

The initial consideration for the sale of Your Communications was the issue to the group of 391,532,832 ordinary shares with a market value of 15.5 pence per share in THUS Group plc, together with the option to acquire up to a further 4.8 per cent of shares in THUS Group plc, dependent upon the enlarged group’s future share price performance.

Taxation
The current UK mainstream corporation tax charge in 2005/06, and credit in 2004/05 in respect of continuing operations, reflect the high level of accelerated tax allowances arising from the capital investment undertaken by the group and the benefits of advance corporation tax planning established in earlier years. A tax credit arose in the previous year following the agreement of prior-year tax returns.

The effective current ordinary tax charge relating to continuing operations is 10.9 per cent, compared with a credit of 8.2 per cent in 2004/05. Including deferred tax, there is an effective ordinary tax charge of 27.4 per cent, compared with a charge of 26.1 per cent in 2004/05.

Deferred tax is a £72.6 million charge in 2005/06, compared with a £126.1 million charge in 2004/05. The main reason for the decrease in deferred tax charge is due to a change in the tax treatment of capitalised maintenance expenditure which has resulted in an increase in the current tax charge.

In terms of the group’s total contribution to business taxes in the year, in addition to corporation tax, the group has also borne a total amount of around £105 million in relation to business rates and employer’s national insurance contributions.

Cashflow
Net cash generated from continuing operating activities increased to £723.4 million, from £455.5 million in 2004/05. The increase in 2005/06 reflects the lump sum pension contribution of £320 million made on 31 March 2005 for the 2005-10 period, offset by increased operating profits discussed above.

Tax payments remain low reflecting the benefits of previous tax planning and the current tax charge (see above).

A significant level of capital investment continues to be made, mainly as a result of the water and wastewater capital investment programme. The 2005/06 capital investment of £598.2 million in property, plant and equipment represents a 30.6 per cent decrease over 2004/05, reflecting the phasing of the AMP4 capital programme.

Cash receipts from the financial restructuring of joint ventures in 2005/06 include the proceeds from the initial public offering of part of the group’s investment in Tallinn. Cash payments in 2005/06 for the acquisition of subsidiaries and the purchase of investments include the acquisition of Marlborough Stirling Group plc, 1st Software Group Limited and Northern Gas Networks Holdings Limited. Cash payments in respect of acquisitions in 2004/05 included the acquisition of Capgemini’s 14.6 per cent equity stake in Vertex.

£528.3 million was received from the issue of shares during the year, from the second stage of the rights issue and the exercise of share options. This compared with £20.0 million received in 2004/05.

Dividend payments in 2005/06 represent an increase in line with the group’s dividend policy.

As a result of the above, cash and cash equivalents increased by £578.3 million during the year to 31 March 2006.

Borrowings net of cash and short-term deposits* decreased by £91.9 million to £4,186.7 million at 31 March 2006. Gearing, measured as borrowings net of cash and short-term deposits* divided by total capital employed (being shareholders’ equity plus borrowings net of cash and short-term deposits*), decreased to 61 per cent compared with 67 per cent at 31 March 2005. The group seeks to ensure that sufficient funding is available to meet foreseeable requirements plus headroom for contingencies.

Significant changes
Management is not aware of any significant changes in the financial position of the company since 31 March 2006.

LICENSED MULTI-UTILITY OPERATIONS

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

United Utilities Annual Report & Accounts 2006	19

Back to Contents

Performance review continued	Operating and financial review

Financial highlights
Revenue increased by 8.5 per cent to £1,502.9 million in 2005/06, largely due to a real increase of 5.0 per cent in water and wastewater prices and a 8.0 per cent real increase in electricity revenues. This compares with 2004/05, when water and wastewater prices increased by 8.9 per cent in real terms and when a real reduction of 3.0 per cent in electricity distribution prices was applied.

Segmental operating profit* increased by 15.5 per cent to £652.3 million in 2005/06, primarily reflecting the increase in revenue and cost efficiencies.

Capital investment for the year was £582.2 million (2004/05: £858.7 million). £440.6 million (2004/05: £706.9 million) was spent on water and wastewater and £141.6 million (2004/05: £151.8 million) on electricity distribution. This is within the regulatory allowance for the year and reflects the re-phasing of expenditure from the first year of the capital programmes to future years. Capital expenditure is likely to peak at around £1 billion in the third year of the five-year programme, and then gradually phase down as the business moves towards the conclusion of the 2005-10 regulatory review period.

Business performance
United Utilities maintained water supplies to all customers during 2005/06 without the need for any water use restrictions. Improvements made to the water supply system during the year will help ensure security of supply in dry weather and during maintenance of key water distribution mains. The leakage level in the year reduced by around 50 megalitres per day, to 470 megalitres per day. In line with an action plan agreed with Ofwat, the company achieved its economic level of leakage at 31 March 2006. Meeting this year-end spot leakage target places the business in a strong position to sustain performance at around this level in order to achieve Ofwat’s twelve-month rolling leakage target of 470 megalitres per day for 2006/07.

In addition to its water mains rehabilitation and replacement programmes, the company will be spending around £70 million on finding and fixing leaks over the next four years. Reservoir levels are over 90 per cent at the date of this report, in line with expectations for the time of year. The business expects to maintain a healthy supply-demand balance throughout the year, avoiding the need for water restrictions.

United Utilities Water met or outperformed its key internal outputs targets during the year. It replaced 802 kilometres of water mains, restored a number of properties from the low pressure and flooding registers and is on track to deliver its water treatment works quality programme. Drinking water quality has continued to improve and 2005 mean zonal compliance was 99.94 per cent, up from 99.92 per cent the previous year.

In 2005/06, the score in respect of non-compliant wastewater treatment works (measured per head of population served) was 0.4 per cent. As part of the capital investment programme, eight continuous discharge and 43 UID improvement projects were delivered during the year.

In the calendar year ended December 2005, the business was prosecuted on eight separate occasions relating to pollution incidents and consent breaches (nine to December 2004). The company continues to work closely with the Environment Agency, highlighting the reduction in pollution incidents as a particular target for the business. Investment in odour control systems also increased, addressing an issue that has become of growing concern to some customers.

The company has continued to focus upon the health and safety of its employees and delivered over 2,227 man-days of safety training over the year. United Utilities North West gained Occupational Health and Safety (OHSAS):18001 accreditation and was awarded a four-star rating in the British Safety Council audit in January. The company has also cut the incidence rate for notifiable and reportable accidents from 7.43 (per thousand employees) in 2004/05 to 7.18 in 2005/06.

Furthermore, service levels continued to maintain the Overall Performance Assessment (OPA) score, as measured by Ofwat, to 398.4 points in 2005/06 from 399 in 2004/05. Regulatory targets on all customer service measures have been met or exceeded. The number of telephone calls answered within 30 seconds was 99.0 per cent, against a regulatory target of 86.0 per cent.

In electricity distribution, both regulatory targets and the company’s own internal targets for providing continuous supplies to customers were out-performed. The number of interruptions to supply in the year fell to 49.77 per 100 customers and the average duration a customer was without supply also decreased to 47.49 minutes.

United Utilities Electricity continued to focus on maintaining the integrity, security and safety of its electricity distribution network and outputs are in line with its five-year delivery plan. During the year, the business replaced or refurbished 221 km of overhead lines and replaced 95 km of underground cables. It also replaced or refurbished 428 switchgear units and replaced 223 transformers in the 12 month period.

Business impacts
To ensure that higher levels of performance continue to be achieved following the acceptance of Ofwat and Ofgem’s final price determinations in December 2004, initiatives have been put in place to improve efficiency and reduce cost:

•	at the start of the year, the Customer Sales and Service Delivery businesses were merged to form United Utilities North West. This has rationalised operations and reduced management costs;

•	a new customer billing system was implemented to improve customer service and increase efficiency, and the entire customer base has been successfully migrated onto it;

•	there has been increased focus on work planning, scheduling and field force productivity, and a new mobile communications system has been implemented;

•	the company has been looking at ways of optimising the way it manages its major assets in the North West, through its Integrated Performance Management project. The successful pilot programmes have now been extended across the region;

•	a number of transformation initiatives have been developed, which are primarily focused around implementing a range of business process changes to improve the way the business operates; and

•	additionally, the company is continuing to increase its focus on service and performance levels and new programmes and initiatives are being introduced to link remuneration and performance for all staff.

The group has a number of initiatives in place to leverage its increasing size and achieve additional efficiencies, particularly in the area of procurement. Earlier in the year the group signed a contract with a sole supplier to provide high-pressure and medium density polyethylene pipes to United Utilities Water, in addition to servicing the water and gas outsourcing contracts in the infrastructure management business. These initiatives should help to offset other cost pressures. For example, the business expects energy costs to increase by over 30 per cent in 2006/07.

20	United Utilities Annual Report & Accounts 2006

Back to Contents

The capital investment partnership framework approach is now embedded into the business. A range of integrated work teams have been set up to help reduce project management costs. A new project and investment management system to support delivery of the capital programmes is now up and running and benefits have also been realised through relocation of activities, shared systems and greater collaboration through the supply chain.

At the time the water price review was concluded in December 2004, it was recognised that there was potential for additional investment relating to projects that were not part of United Utilities’ 2005-10 regulatory contract, but which might be confirmed as additional obligations during this period by the regulators. These potential projects, with an estimated maximum value of £500 million, continue to be the subject of discussions with the regulators and the evaluation process is not expected to be concluded before the end of the 2006 calendar year.

Approximately £200 million of funding was provided in the 2000-05 period to deliver a number of obligations, primarily relating to the unsatisfactory intermittent discharge (UID) programme, which have been carried over into AMP 4. United Utilities Water, in its negotiations with the Environment Agency and Ofwat, is seeking to finalise requirements relating to those UID outputs and expects the bulk of this capital expenditure programme to be incurred over the next two financial years.

During the year, significant improvements have been made in managing cash and the problems associated with long-standing customer debt. Processes are in place to manage water customer debt in a way that is fair to customers and effective for the business. Furthermore, a range of initiatives remain available that provide support, such as the vulnerable customer tariff, an arrears allowance scheme and money advice services. United Utilities North West has a leading role in the Debt Focus Group of Water UK, an industry-wide body, looking at ways to improve the Department for Work and Pensions’ ‘Water Direct’ scheme. It continues to lobby for changes to the benefits system to extend the range of state benefits from which deductions can be made and to improve the take-up of such schemes.

INFRASTRUCTURE MANAGEMENT

Business objectives
United Utilities Contract Solutions applies the core utility skills of the licensed multi-utility businesses through outsourcing contracts and is involved in the operation or management of assets representing around 35 per cent of the UK water industry’s asset base. The business also provides gas services to over six million people and now serves a population of over 17 million in the UK. It has three distinct market-facing businesses:

•	Utility Solutions is responsible for the group’s utility outsourcing contracts in the UK. This market is heavily influenced by the regulatory cycle and by company-specific strategic considerations such as changes in ownership or executive direction. The approach adopted by Scottish Water and Southern Water to deliver their capital investment programmes via outsourcing shows the continuing trend for these larger outsourcing opportunities. The portfolio of existing contracts was enhanced during the year by the addition of a gas distribution network contract for Northern Gas Networks. The market-focused offering of the Utility Solutions’ business, means it is well placed to take advantage of similar future opportunities.
•	The diverse infrastructure management services provided by the four business units within the Industrial and Commercial Solutions business present growth opportunities within the UK domestic, industrial and commercial markets as companies continue to seek new ways to deliver cost-effective services. The key objective of this business is to develop bundled offerings that link these diverse propositions to new and existing customers in target markets.

•	The International business applies the group’s expertise in infrastructure management and operations to develop and manage utility projects around the world. It currently operates concessions in Bulgaria, Estonia, Poland, the Philippines and Australia.

Financial highlights
Revenue increased by 35.2 per cent to £692.3 million in 2005/06, largely due to growth in the Utility Solutions business where the new Southern Water and Northern Gas Networks’ contracts commenced during the year.

Segmental operating profit* increased by 6.1 per cent to £95.5 million in 2005/06, reflecting the increasing maturity of contracts, the successful mobilisation of the new Utility Solutions outsourcing contracts and improved performance in the connections and metering business units within Industrial and Commercial Solutions. Segmental operating profit* reduced in International due to reduced shareholdings in Manila and Tallinn following Initial Public Offering disposals, and the disposal of the Green Energy business in 2004/05. Segmental operating margin* of 13.8 per cent compares with 17.6 per cent in 2004/05, having been held back due to the impact of contract start-up costs.

Business performance
The infrastructure management business has grown rapidly since its creation and increasingly benefits from economies of scale and exchange of best practice across its range of contracts. The value of the outsourced utility contracts which commenced during the year totals approximately £3.3 billion. United Utilities Contract Solutions’ total order book stands at around £5 billion.

United Utilities Contract Solutions has improved both the operational and financial performance of the companies with which it holds contracts. The disciplines of operating within robust contractual frameworks have helped the business to balance risk and reward and ensure that significant focus is placed on performance. This experience has improved the commercial skill sets of the business and places it in a strong position from which to pursue other infrastructure outsourcing opportunities.

United Utilities Annual Report & Accounts 2006	21

Back to Contents

Performance review continued	Operating and financial review

Utility Solutions
During the year, the business successfully commenced three major new outsourcing contracts with Dwr Cymru Welsh Water, Southern Water and Northern Gas Networks, which have a combined total contract value of £2.9 billion to United Utilities. These new contracts, along with continued successful performance in the existing Scottish Water Solutions’ contract, have formed the basis of the Utility Solutions business results in 2005/06.

The original Welsh Water contract, signed in 2001, expired on 31 March 2005. Following a competitive tender process, Utility Solutions retained the provision of operations and maintenance services on the water treatment assets in north and south Wales, and the wastewater treatment assets in north Wales. The new contract, which is for up to 15 years from 1 April 2005 and subject to five-yearly performance reviews to coincide with future price control periods, also requires the provision of specified shared services, including an operational activity centre, education and recreational facilities. Over the course of the original contract to 2005, Dwr Cymru Welsh Water moved from near the bottom of the Ofwat’s Overall Performance Assessment tables to joint first position.

The contract with Southern Water commenced in April 2005 and is being managed by a consortium consisting of United Utilities and Costain, which each have 40 per cent, and Montgomery Watson Harza which has a 20 per cent share. The contract is worth around £750 million to the consortium, which is responsible for project managing, designing and delivering more than 250 water and wastewater improvement schemes across parts of Hampshire and the Isle of Wight, West and East Sussex and Kent. Performance to date has been good, with the value of work and outputs exceeding Southern Water’s expectations.

United Utilities acquired a 15 per cent stake in Northern Gas Networks, the consortium led by Cheung Kong Infastructure, that purchased the north of England gas distribution network from National Grid Transco early in the financial year. Subsequently, United Utilities Contract Solutions secured a £1.1 billion, eight-year contract with that company to operate and maintain the network, and manage the capital expenditure programme, on behalf of the consortium. The contract covers the management of around 36,000 km of gas mains, serving a population of more than six million extending from the Scottish border to South Yorkshire and across to Carlisle and north Cumbria. On 1 June 2005, around 1,100 employees transferred to United Utilities Contract Solutions. First year progress has been excellent. The business has out-performed its operating and capital expenditure targets and its cash targets and has met its replacement expenditure targets.

2005/06 is the second full year of the Scottish Water Solutions’ contract and is the peak year of the contract in terms of delivery of capital projects to meet regulatory output targets. In partnership, Utility Solutions is helping Scottish Water deliver approximately £1.1 billion of its capital investment programme. During the year, investment of £453 million, including efficiencies, was delivered.

International
In Tallinn, the concession joint venture company Tallinna Vesi was successfully listed on the Estonia Stock Exchange in June 2005 through an Initial Public Offering. As part of this process, the International business placed part of its overall shareholding in Tallina Vesi, thereby reducing its interest by 11.5 per cent. The International business also retains the secure revenue stream as the designated international operator.

In Australia, the construction of a £7 million advanced wastewater treatment plant and network at Victor Harbor for the South Australian Water Corporation and state government was completed during the year. The Australia business has a 20-year contract to operate and maintain the assets.

Industrial and Commercial Solutions
Metering – performance in the metering services contract with British Gas Trading continues to exceed expectations, with high meter installation volume outputs being achieved. This high performance in meter installation volumes is repeated in the contract with United Utilities North West.

Connections – improved financial performance in the business compared with 2004/05 has been reported following a re-focusing of its sales and marketing effort towards long-term strategic customers and larger projects. A review of the multi-utility business operations during the year resulted in the closure of offices in Cardiff, Leatherhead and Falkirk, with the business now being centrally managed from the Preston office. New contract awards are ahead of expectations, which indicates that the new marketing campaign is having a positive effect.

Industrial – good operational and financial performance has been reported in the five-year contract with the Atomic Weapons Establishment to operate and maintain their water and wastewater assets. The contract provides for a potential extension to 20 years and the provision of ancillary services, such as capital maintenance. The services do not include handling radioactive or contaminant discharges.

Facilities Management – during the year the business successfully commenced the local authority public sector contract with Thurrock Unitary Council. This is a 15-year contract to provide facilities and property management, highways engineering and transportation services, working alongside Vertex. A second new local authority public sector contract was also received during the year to provide facilities management services to Hertfordshire County Council.

Business impacts
United Utilities Contract Solutions’ business units serve different markets with different influences. The management structure introduced in 2004/05 has increased focus on the differing risks which impact on business performance.

A key issue as the business grows is to recruit, retain and develop the right people. A sponsorship scheme for undergraduate students, which involves a job placement whilst at university, is now embedded into the business. In addition, recruitment for apprenticeship programmes in Wales, Scotland and in support of the gas contract in the north east of England and Yorkshire continues.

The business aims to mitigate risks from operations by partnering with experienced and skilled specialist organisations to deliver the services required under contract, where this is thought appropriate. The ability to identify resources to meet developments within the market is a priority of the business.

22	United Utilities Annual Report & Accounts 2006

Back to Contents

BUSINESS PROCESS OUTSOURCING

Business objectives
Vertex is a leading international provider of business process outsourcing services and technology solutions. The business has three divisions which reflect the markets in which it operates:

•	the UK Public Sector and Utilities division has developed a proposal called ‘Citizen First’ to act as a blueprint for the delivery of local government services. This approach has been applied to its Westminster City Council contract, which at the time of signing, was the UK’s largest local government outsourcing deal worth up to £422 million. ‘Citizen First’ was also applied to the successful bid for Thurrock Unitary Council;

•	Vertex acquired Marlborough Stirling Group plc in May 2005, with the intention of creating a leading financial services outsourcing provider in the UK market. In March 2006, it acquired 1st Software Group Limited, which develops, markets and supports back office software for independent financial advisers (IFAs) in the UK. The combination of these acquisitions, together with Vertex’s own outsourcing capabilities and scale, gives the business a strong platform to pursue significant outsourcing opportunities in the mortgages and life and pensions markets; and

•	by drawing on its own extensive experience of de-regulation in the UK energy and utilities market, Vertex aims to pursue further opportunities within the large North American energy and utilities market as it continues to de-regulate. Its strategic alliance with IBM unites the two companies’ complementary skills and experience in customer management, business consultancy, transformational outsourcing and information technology. Vertex also owns a US-based debt collection business, First Revenue Assurance, based in Denver Colorado, which it acquired in March 2004.

Financial highlights
Revenue increased by 2.1 per cent to £404.7 million in 2005/06, predominantly due to the acquisition of Marlborough Stirling and the revenue from the new Thurrock and NiSource contracts, offset by the Department for Work and Pensions contract coming to a natural close and the reduced scope of the Powergen contract.

Segmental operating profit* declined by 14.4 per cent to £20.8 million, mainly reflecting the completion of the Department for Work and Pensions contract and start-up costs associated with the Thurrock Unitary Council contract.

Business performance
This has been a year of transition for Vertex. The strong performance on the Department for Work and Pensions contract should help the company compete for future potential contracts in the public sector, a market which continues to offer good prospects in the medium-term.

Vertex has adjusted its cost base in the 2005/06 financial year to increase its competitiveness. The company has moved more of its information technology and support functions offshore and has also undertaken a property rationalisation programme in the UK. The associated restructuring charges are one-off in nature.

Vertex has been successful in renewing a number of significant contracts. As a mark of this success, given the growth in Vertex’s overall portfolio of activity, as a proportion of sales, client revenues from United Utilities are likely to reduce further over the next two years, from around a quarter today.

UK Public Sector and Utilities
During April 2005, Vertex successfully commenced the first phase of its £427 million, 15-year contract with Thurrock Unitary Council, to provide customer management, information technology and business process services. Progress is good. The customer contact centre went live in June 2005 and is exceeding its service level targets.

In October 2005, Vertex also commenced a £26 million contract with Hertfordshire County Council for the provision of customer management and business process re-engineering services. This is the first phase of what is a strategic partnership with Hertfordshire County Council, the purpose of which is to transform public service delivery and continue to improve services for the residents. This relationship represents a significant step forward for the business as it is the first public sector strategic partnership Vertex has undertaken.

Vertex continues to have a strong presence in the UK utilities sector and is able to offer clients in this sector a total solution, either combining operational locations both offshore and in the client’s home market or by transferring client operations wholly offshore.

Financial Services and Private Sector
Significant progress has been made in relation to Vertex Financial Services. The business has built on the Marlborough Stirling acquisition through the purchase of 1st Software Group Limited in March 2006. The initial consideration was £25 million, plus a maximum of up to £13.5 million subject to certain performance criteria being achieved over the next two years. This transaction strengthens Vertex Financial Services’ leading position in the market providing software to independent financial advisers. The combination of front and back office capabilities, offered through the integration of The Exchange and 1st Software, provides an excellent strategic fit. It will deliver a single system for seamless, straight-through-processing for independent financial advisers, along with a significant reduction in administration and transaction costs. This combination enhances Vertex Financial Services’ market offering and provides additional opportunity to drive growth.

The financial services order book has also grown substantially following the company’s largest mortgage outsourcing contract win to date. In March 2006, a £45 million, five-year outsourcing contract was secured with db mortgages (a new specialist lender owned by Deutsche Bank) to support its entry into the UK intermediary mortgage market. Vertex will deliver application processing and mortgage servicing utilising its Omiga and Optimus software. In addition, in March 2006, Vertex purchased Egg’s 49 per cent stake in its mortgage subsidiary, Vertex Mortgage Services Limited. It also extended its mortgage services agreement with Egg and secured other contracts with Livingstone Mortgages and GMAC-RFC in Canada.

United Utilities Annual Report & Accounts 2006	23

Back to Contents

Performance review continued	Operating and financial review

North America
In North America, the company continues to focus on delivery of its contract with HydroOne and continues to pursue the significant opportunities afforded by de-regulation in the North American utilities market. Vertex also entered into an alliance deal with IBM in June 2005 and the first stage of the initiative was to team with IBM on its $1.6 billion contract with US multi-state utility NiSource to provide a customer contact centre and sales and billing services. This contract continues to progress well.

Business impacts
Vertex has an active and robust corporate governance programme designed to manage strategic and tactical risks, which could impact the business. Risks are clearly identified and monitored on a regular basis.

LIQUIDITY AND CAPITAL RESOURCES

The group’s primary source of liquidity is cash generated from its ongoing business operations. As reflected in the consolidated cashflow statement on page 67, in the financial year ended 31 March 2006, net cash generated from the group’s continuing operating activities was £723.4 million, compared with £455.5 million in 2004/05. The water regulator and the electricity regulator have established price increase limits to 2010 which will provide certainty for a major element of the group’s revenues from ongoing operations, providing both a stable and a predictable source of funds.

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

Debt financing
Moody’s Investor Service rates the credit of United Utilities PLC as A3 on a long-term basis with a stable outlook and P-2 on a short-term basis. Equivalent ratings published by Standard and Poor’s Rating Services are BBB+ long-term with a stable outlook and A-2 short-term. The group’s borrowings net of cash and short-term deposits* of £4,186.7 million at 31 March 2006 comprised £4,272.6 million of bonds, £519.6 million of loans from the European Investment Bank (EIB – the group’s largest investor), £80.5 million of long-term leasing, £561.0 million of bank loans and other borrowings, £69.6 million of overdrafts and £196.9 million of joint venture borrowings, offset by £1,513.5 million of cash and short-term deposits.

Shorter-term liquidity
Short-term liquidity requirements are met from the group’s normal operating cashflow. Further liquidity is provided by cash and short-term deposit balances, the company’s US$1.5 billion euro commercial paper programme, supported by committed bank facilities and committed but undrawn long-term credit facilities. Cash and short-term deposit balances were £1,513.5 million at 31 March 2006, compared with £902.7 million at 31 March 2005.

Bank overdrafts, which are repayable in less than one year, were £69.6 million at 31 March 2006, compared with £37.1 million at 31 March 2005. The weighted average rate of interest on bank overdrafts was 5.57 per cent (2004/05: 5.16 per cent). The group had available committed bank facilities of £1,000.0 million (2004/05: £875.0 million) of which £745.4 million was unutilised at 31 March 2005 (2004/05: £873.4 million).

Of the amounts unutilised, £295.0 million expires within one year (2004/05: £100.0 million), £125.0 million expires after one year but in less than two years (2004/05: £323.4 million), and the remaining £325.4 million expires in more than two years (2004/05: £450.0 million). The US$1.5 billion euro commercial paper programme still provides for the periodic issuance of notes by United Utilities, United Utilities Water and United Utilities Electricity. At 31 March 2006, issuance totalled £218.2 million. These notes will have a maturity of not less than one day and not more than 364 days and an interest rate determined at the time of issuance. United Utilities has entered into £1,000.0 million of credit facilities, as noted above, used primarily as support for the US$1.5 billion euro commercial paper programme.

Longer-term liquidity
The group has effective access to the international debt capital markets through its €5 billion medium-term note programme which provides for the periodic issuance by United Utilities, United Utilities Water and United Utilities Electricity of debt instruments on terms and conditions determined at the time that the instruments are issued. In addition, the group has a US$2 billion shelf registration with the United States Securities and Exchange Commission. This enables effective access to the US bond market, allowing the holding company, United Utilities PLC, flexibility to access the US market in a similar way to the medium-term note programme. Neither programme represents a funding commitment, with funding only becoming committed when debt securities have been successfully issued. The currencies in which borrowings are held are disclosed in note 17 to the consolidated financial statements.

The group arranged £225 million of new five-year medium-term committed bank facilities. In addition, an agreement for £200 million of funding from EIB remains undrawn. The group’s term loans were £5,550.1 million at 31 March 2006, compared with £5,063.2 million at 31 March 2005. Amounts repayable after more than five years comprise bank and other loans repayable between 2011 and 2053. Interest rates range from 1.135 per cent to 14.83 per cent on £2,729.9 million (2004/05: £2,312.7 million) and are at floating rates on £405.7 million (2004/05: £377.3 million).

Interest rate management
The group manages interest rate exposure by seeking to match financing costs as closely as possible with the revenues generated by its assets. The group’s exposure to interest rate fluctuations is managed in the medium-term through the use of interest rate swaps and the use of financial futures contracts traded on the London International Financial Futures and Options Exchange. The average interest rate for 2005/06 was 7.3 per cent, compared with 7.4 per cent in 2004/05.

Quantitative and qualitative disclosures about market risk
Risk management
The principal financial market risks faced by the group are the risks of interest rate movements and foreign currency movements.

24	United Utilities Annual Report & Accounts 2006

Back to Contents

Interest rate and foreign currency management
The group uses a combination of interest rate swaps, futures and funding instruments to hedge exposure to interest rate volatility. The company’s use of derivative instruments relates directly to underlying indebtedness; no speculative or trading transactions are undertaken. The proportion of borrowings at effective fixed rates of interest for a period greater than one year is set in conjunction with the level of floating rate borrowings and projected regulatory revenues that are exposed to inflationary adjustments (index linked). In addition, the company aims to manage its short-term budgetary commitments by ensuring that the majority of floating rate interest is fixed for periods of less than one year through the use of exchange-traded financial futures. The group has limited exposure to foreign currency exchange rate movements. Interest rate management and funding policies are set by the board. The group has elected not to designate any of its derivative instruments as hedges for US GAAP accounting purposes.

Quantitative disclosure of market risk
The analysis in tables 10 and 11 presents the sensitivity of the market value of the group’s financial instruments to selected changes in market rates and prices. The range of changes chosen reflects the group’s view of changes that are reasonably possible over a one-year period. Market values are quoted values, or, where these are not available, those values are obtained by discounting cashflows at market rates and prices. The market values for interest rate risk are calculated by using a standard zero coupon discounted cashflow pricing model. For long-term borrowings, a favourable change in market value results in a decline in the value of borrowings. For other financial instruments, a favourable change in market value results in an increase in market value.

Interest rate risk
The sensitivity analysis in table 10 assumes an instantaneous 1.0 per cent (100 basis points) move in interest rates for all maturities and all currencies from their levels at 31 March 2006 and 31 March 2005, with all other variables held constant. The movement in market value of borrowings and instruments hedging borrowings will result in immediate changes to the group’s financial statements, since market values are now recognised on the group balance sheet under IFRS.

Foreign currency risk
The sensitivity analysis in table 11 assumes an instantaneous 10.0 per cent change in foreign currency exchange rates against sterling from their levels at 31 March 2006 and 31 March 2005, with all other variables held constant. The +10.0 per cent case assumes a 10.0 per cent strengthening of sterling versus all other currencies and the -10.0 per cent case assumes a weakening of sterling.

Contractual obligations
Table 12 summarises the contractual obligations of the group and the effect such obligations are expected to have on the group’s liquidity and cashflow in future periods.

Table 13 discloses financial guarantees given by United Utilities in support of borrowings by subsidiary companies, where the underlying obligation is already reflected in the disclosure of long-term debt. The £519.5 million of financial guarantees relate to borrowings by United Utilities Water and United Utilities Electricity from the EIB.

The capital commitments of the group as at 31 March 2006 were £190.6 million, for which the group has contractual commitments. The group also has obligations under its licence to comply with the capital programmes as specified by the regulators. The purchase obligations of the group primarily relate to services for which the group has purchase orders or contractual commitments at 31 March 2006.

Table 12 includes interest payments on non-current borrowings held at 31 March 2006. This does not take into account incremental financing in respect of future capital commitments and the refinancing of existing long-term borrowings. It also does not take into account interest receivable on cash balances.

Floating interest rates for certain borrowings are assumed to remain constant until the borrowing is repaid. The interest payments shown exclude the impact of future inflation rates and derivative instruments, where applicable.

Off-balance sheet arrangements
Joint ventures
 The group enters into joint ventures with consortium partners. The financial and legal structure of a joint venture is designed to limit the group’s exposure to the extent of the equity investment and loans provided by the group, with no further recourse should the joint venture default. All joint venture arrangements have been incorporated into the group’s results on a proportionate consolidation accounting basis. The joint venture normally enters into the main contract with the customer, for example, by taking on ownership of the assets subject to the contract. The consortium partners may then enter into subcontracts with the joint venture for the provision of services appropriate to their expertise. This enables the group to take on only those risks that fall within its normal commercial expertise, such as infrastructure management, whilst other parties will provide their skills to the joint venture and take on those risks accordingly, for example, design and construction. However, the performance of any joint venture will affect the group’s financial performance to the extent of its interest in such a joint venture.

Performance guarantees
 As part of the commercial operations of the group, performance guarantees are sometimes required by clients. These guarantees may be called where the standards of service set out within the relevant contract are not fulfilled, and other possible remedies under the contract are not successful.

Total guarantees as at 31 March 2006, where a financial limit has been specified, were £124.3 million (2004/05: £84.1 million).

A guarantee which has unlimited liability is supported by an indemnification agreement from a third party external to the United Utilities group. This indemnification agreement follows the disposal of certain operations to a third party, and contains no limit on the value of indemnity available. Therefore any payments under this guarantee may be fully recoverable from the third party.

A further guarantee for £1.3 million supports a short-term contingent financial exposure of a partnership company. This guarantee represents 50 per cent of the total contingent financial exposure. Negotiations to reduce the value of this contingent financial exposure are continuing and it is expected that any liability arising may be met from resources within the partnership company. This would mean that the guarantee would not be called.

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

United Utilities Annual Report & Accounts 2006	25

Back to Contents

Performance review continued	Operating and financial review

Table 9: Term funding

During the last financial year, the group raised £408 million of term funding. The details of this financing are as follows:

	Rate		£m

Medium-term notes:
GBP 2035	1.9799% IL		100.0
GBP 2040	1.7829% IL		100.0
GBP 2041	1.3258% IL		50.0
GBP 2042	1.5802% IL		100.0
GBP 2046	1.3970% IL		50.0

GBP 2013	Floating	•	6.5

Loan notes

GBP 1.3 million	Floating	•	1.3

Note:
• Floating rate interest rate, set by reference to GBP LIBOR.

Table 10: Interest rate risk

		Market value change			Market value change

	Market value	+1% movement	–1% movement	Market value	+1% movement	–1% movement
	31 March 2006	in interest rate	in interest rate	31 March 2005*	in interest rate	in interest rate
Interest rate movement	£m	£m	£m	£m	£m	£m

Non-current borrowings	(5,289)	185	(214)	(5,002)	296	(342)

Derivatives	(44)	(67)	87	(55)	(116)	381

Cash and short-term deposits	1,514	(1)	1	–	–	–

* The market values for the analysis for the year ended 31 March 2005 have not been revised to include joint venture borrowings, nor does the analysis include cash.

Table 11: Foreign currency risk

		Market value change			Market value change

		+10% movement	–10% movement		+10% movement	–10% movement
	Market value	in foreign	in foreign	Market value	in foreign	in foreign
	31 March 2006	exchange rate	exchange rate	31 March 2005*	exchange rate	exchange rate
	£m	£m	£m	£m	£m	£m

Non-current borrowings	(5,289)	45	(70)	(5,002)	257	(304)

Derivatives	(44)	24	(24)	(8)	(252)	298

Cash and short-term deposits	1,514	(49)	(66)	–	–	–

* The market values for the analysis for the year ended 31 March 2005 have not been revised to include joint venture borrowings, nor does the analysis include cash.

Table 12: Contractual obligations

				Payments due by period

	Less than			More than
	1 year	2-3 years	4-5 years	5 years	Total
	£m	£m	£m	£m	£m

Borrowings	619.1	1,754.8	190.7	3,135.6	5,700.2
Interest on borrowings	265.0	456.7	314.9	2,196.7	3,233.3
Capital lease obligations	5.3	13.8	19.1	42.3	80.5
Operating leases	13.4	21.3	16.1	198.6	249.4
Purchase obligations	34.7	25.4	12.9	–	73.0
Capital commitments	157.0	30.7	1.4	1.5	190.6

Total contractual cash obligations	1,094.5	2,302.7	555.1	5,574.7	9,527.0

Table 13: Financial guarantees

			Amount of commitment expiration per period

	Less than			More than
	1 year	2-3 years	4-5 years	5 years	Total
	£m	£m	£m	£m	£m

Guarantees	16.5	213.0	–	290.0	519.5

Total commercial commitments	16.5	213.0	–	290.0	519.5

26	United Utilities Annual Report & Accounts 2006

Back to Contents

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

Guarantees issued by the group directly to the client, supporting the performance of partnership companies, totalled £82.8 million at 31 March 2006. This includes a guarantee of £24.3 million, which is supported by cash held in escrow to secure the cross-indemnity from partners.

The value of indemnities issued to financial institutions by the group, in order to support the issue of a guarantee by the financial institution on behalf of the partnership company, totalled £24.7 million at 31 March 2006.

Guarantees totalling £15.5 million relate to the disposal of certain operations and reflect the capped value of indemnities issued to the purchaser for pre-completion events. It is anticipated that, in the event of a claim, the group may be able to recover funds from its insurers, although this will depend upon the circumstances of the incident giving rise to the claim under the indemnity.

The carrying value of the guarantees discussed above has been £nil for the past two fiscal years.

Inflation
 Inflation affects revenues, operating expenses and interest charges. However, the impact of inflation has not had a material effect on the group’s operating results during the year.

Summary
 The board has reviewed the business plan and considers that the group has sufficient liquidity to meet the anticipated financial commitments for the next 12 months. In total, at 31 March 2006, unutilised committed facilities of £450.4 million expiring in more than one year, together with cash and short-term deposits of £1,513.5 million and undrawn funding from EIB of £200 million, provide substantial pre-funding for the group.

ACCOUNTING ISSUES

International Financial Reporting Standards
 The financial statements for the year ended 31 March 2006 have been prepared in accordance with International Financial Reporting Standards (IFRS). These results, and prior period comparisons, are consistent with IFRS, with the exception of IAS 39 which, as previously announced, has been applied prospectively from 1 April 2005. Reconciliation between IFRS and UK accounting standards is provided in note 32 of the financial statements.

CRITICAL ACCOUNTING POLICIES

The group prepares its consolidated financial statements in accordance with accounting principles consistent with IFRS as adopted for use in the European Union (EU) including International Accounting Standards (IAS) and interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC), and reconciles its net income, shareholders’ equity and financial position to US GAAP, as shown in the summary of differences between IFRS and US GAAP in note 33 of the consolidated financial statements. As such, the group is required to make certain estimates, judgements and assumptions that it believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented.

On an ongoing basis, the group evaluates its estimates using historical experience, consultation with experts and other methods considered reasonable in the particular circumstances. Actual results may differ significantly from the estimates, the effect of which is recognised in the period in which the facts that give rise to the revision become known.

The group’s accounting policies are detailed in the consolidated financial statements. The following paragraphs detail the policies the group believes to have the most significant impact on the annual results under IFRS and US GAAP.

Carrying value of long-lived assets
 The group’s accounting policy for property, plant and equipment (PPE) is detailed in the accounting policies section of the consolidated financial statements. The carrying value of PPE under IFRS as at 31 March 2006 was £8,543.9 million. Additions to PPE totalled £539.4 million and the depreciation charge was £278.2 million in the year ended 31 March 2006. The estimated useful economic lives of PPE are based on management’s judgement and experience. When management identifies that actual useful lives differ materially from the estimates used to calculate depreciation, that charge is adjusted prospectively. Due to the significance of PPE investment to the group, variations between actual and estimated useful lives could impact operating results both positively and negatively, although historically, few changes to estimated useful lives have been required.

In accordance with IFRS and US GAAP, the group is required to evaluate the carrying values of PPE for impairment whenever circumstances indicate, in management’s judgement, that the carrying value of such assets may not be recoverable. An impairment review requires management to make subjective judgements concerning the cashflows, growth rates and discount rates of the cash-generating units under review.

Revenue recognition
 Under IFRS, the group recognises revenue generally at the time of delivery and when collection of the resulting receivable is reasonably assured. Should management consider that the criteria for revenue recognition are not met for a transaction, revenue recognition would be delayed until such time as the transaction becomes fully earned. Payments received in advance of revenue recognition are recorded as deferred revenue.

United Utilities Annual Report & Accounts 2006	27

Back to Contents

Performance review	Operating and financial review

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

For the group’s other businesses (infrastructure management and business process outsourcing), revenue is recognised in line with activity and performance, normally using amounts specified in contractual obligations and when collectability is reasonably assured. In general:

•	variable revenues, for example, revenues dependent upon customer volumes in the period, are recognised only when those variable activities are performed;

•	performance incentives are recognised in revenue only to the extent that incentives are reasonably considered to have been earned;

•	revenue received in advance of performance is recognised as deferred income. When performance occurs, the deferred income is released and simultaneously reported as revenue; and

•	set-up fees received from clients as contributions to costs are credited to deferred income when received and recognised in revenue (i) as costs are incurred for fees identified as being against transition costs; or (ii) over the expected life of PPE if the fees are received as a contribution to assets; or (iii) over the period of the contract in line with activity or performance levels for fees not contractually identified against delivered services.

Under US GAAP, the group recognises revenue when (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured. This difference in approach results in reconciling items for revenue and profit recognition, as further discussed in note 33(i) in the summary of differences between IFRS and US GAAP in the consolidated financial statements. Under both IFRS and US GAAP, performance-based revenues are recognised only to the extent that the revenues are prudently considered to have been earned at the reporting date.

A breakdown of revenues by activity is contained in note 1 to the consolidated financial statements.

Provision for doubtful receivables
At each balance sheet date, the company and each of its subsidiaries evaluate the collectability of trade receivables and record provisions for doubtful receivables based on experience. These provisions are based on, amongst other things, comparisons of the relative age of accounts and consideration of actual write-off history. The actual level of receivables collected may differ from the estimated levels of recovery, which could impact operating results positively or negatively. As at 31 March 2006, the group’s gross trade receivables were £387.0 million and the provision for doubtful receivables was £155.6 million.

Accounting for provisions and contingencies
The group is subject to a number of claims incidental to the normal conduct of its business, relating to and including commercial, contractual and employment matters, which are handled and defended in the ordinary course of business. The group routinely assesses the likelihood of any adverse judgements or outcomes to these matters as well as ranges of probable and reasonably estimated losses. Reasonable estimates involve judgements made by management after considering information including notifications, settlements, estimates performed by independent parties and legal counsel, available facts, identification of other potentially responsible parties and their ability to contribute and prior experience. In accordance with IFRS, a provision is recognised when it is probable that an obligation exists for which a reliable estimate can be made of the obligation after careful analysis of the individual matter. The required provision may change in the future due to new developments and as additional information becomes available. Matters that either are possible obligations or do not meet the recognition criteria for a provision are disclosed, unless the possibility of transferring economic benefits is remote.

Goodwill
The group records all assets and liabilities acquired in purchase acquisitions, including goodwill, at fair value as required by IFRS and US GAAP. Under IFRS and US GAAP, goodwill is not amortised but is subject, at a minimum, to annual tests for impairment. The initial goodwill recorded and subsequent impairment analyses require management to make subjective judgements concerning the fair value of cash-generating units. Estimates of fair value are consistent with market information and the group’s plans and forecasts. Under IFRS, as at 31 March 2006, the net carrying value of goodwill was £153.1 million. Under US GAAP, the carrying value of goodwill as at 31 March 2006 was £1,019.0 million. This is substantially higher than that reported under IFRS due to a significant amount of goodwill written off directly to reserves under UK GAAP prior to the adoption of FRS 10 ‘Goodwill and intangible assets’ and IFRS.

Retirement benefits
The group operates two defined benefit schemes, one of which has a defined contribution section, which are independent of the group’s finances. Actuarial valuations of the schemes are carried out as determined by the trustees at intervals of not more than three years. Under IFRS, the pension cost under IAS 19 is assessed in accordance with the advice of a firm of actuaries based on the latest actuarial valuation and assumptions determined by the actuary. The assumptions are based on information supplied to the actuary by the company, supplemented by discussions between the actuary and management. The assumptions are disclosed in note 19 of the consolidated financial statements. Under US GAAP, actuarial determinations are required on an annual basis. Additionally a different method of calculating the pension cost is required and therefore a reconciling item is recorded as discussed in note 33 in the summary of differences between IFRS and US GAAP in the consolidated financial statements. Both IFRS and US GAAP operating results are affected by the actuarial assumptions used. These assumptions include investment returns on the schemes’ assets, discount rates, pay growth and increases to pensions in payment and deferred pensions and may differ from actual results due to changing market and economic conditions and longer or shorter lives of participants.

28	United Utilities Annual Report & Accounts 2006

Back to Contents

Derivatives and borrowings
The group’s default treatment is for borrowings to be carried at amortised cost, whilst derivatives are recognised separately on the balance sheet at fair value with movements in those fair values reflected through the income statement. This has the potential to introduce considerable volatility to both the income statement and balance sheet. Therefore, for fair value hedges, changes in the recognised value of hedged debt that are attributable to the hedged risk are adjusted through the income statement. In the case of cashflow hedges, movements in the fair value of derivatives are deferred within reserves until they can be recycled through the income statement to offset the future income statement effect of changes in the hedged risk. In order to apply this treatment, it must be demonstrated that the derivative has been, and will continue to be, an effective hedge of the hedged risk within the debt item. Changes in the fair value of all derivatives are recognised in the income statement, except for derivatives that are designated and effective in terms of cashflow hedging relationships, in which case the gains and losses are deferred in equity.

The group applies the fair value option through profit or loss where the complexity of the swaps means that they are disallowed from being allocated in a hedge relationship despite there being significant fair value offset between the hedged item and the derivative itself.

This area is considered to be of significance due to the magnitude of the group’s level of borrowings.

RESEARCH AND DEVELOPMENT

The group undertakes research primarily to provide improved standards of service to customers, together with continuing improvements in business efficiency. Its intention is to strengthen its understanding of science and technology in relation to its range of wastewater and water treatment processes to ensure that treatment plants are able to meet the required current and future standards of environmental performance.

The aim is to develop new solutions, for example, looking at new processes to render waste materials inert and to turn them into saleable products. Research is also undertaken into current practices, for example, in relation to health concerns about drinking water standards. In addition to these core activities, research is also undertaken into sociological and business process issues. This work aims to ensure a comprehensive understanding of the interrelationship with customers and also benchmark business processes against industry best practice.

Research and development within the group’s electricity network aims to deliver financial, supply quality, environmental and safety improvements to customers and is supported under the Innovation Funding Incentive introduced by Ofgem.

The group is a member of a number of collaborative research programmes including UK Water Industry Research and Water Research Centre, both of which address common issues that face the UK water industry. EA Technology Limited provides a similar service to the UK electricity distribution industry. The group also undertakes company specific projects with these and other research and development providers, manufacturers and with universities.

Research and development expenditure by the group was £1.9 million in the year ended 31 March 2006 (2004/05: £0.8 million).

Patent portfolio management
The group acquires patents in order to provide protection on those ideas and inventions which it intends to exploit commercially. Patents are maintained for up to 20 years.

There are currently 20 inventions which have patents awarded in several jurisdictions. During the year ended 31 March 2006, these 20 active patents generated 31 patent renewals in 11 countries. No patents were allowed to lapse during the year.

During the year, the company filed applications for four new patents. Two of these are to develop further enyzmic hydrolysis in sludge treatment, and the third is concerned with the formulation of wastewater sludge for fertilizer application. The fourth is concerned with a vandal proof cover.

The cost of maintaining patents was less than £50,000 per annum in each of the last two years.

Licences
United Utilities grants licences to third parties for the commercial exploitation of its patent rights and intellectual property. There are currently seven active licence agreements. United Utilities may, as part of the licence, provide support to licensees for the purposes of marketing the product or service.

United Utilities Annual Report & Accounts 2006	29

Back to Contents

Corporate responsibility	Operating and financial review

Investment in community support
£3.0m
(2004/05: £3.1m)

The board believes that being responsible in the way it conducts its operations makes sound business sense. Active management on its key environmental, social and economic impacts helps the group work in a way that is ethical and balances the needs of all of its stakeholders. It enables the group to reduce risk, identify business opportunities, provide stability in its markets, protect resources, make savings, improve performance and build trust and understanding.

CODE OF ETHICS

The group has adopted a set of business principles which comply with the US Securities and Exchange Commission’s definition of a code of ethics. It will continue to develop them in line with best practice. A free copy of the business principles booklet is available upon request from the company secretary, United Utilities PLC, Dawson House, Great Sankey, Warrington, Cheshire, England, WA5 3LW or may be viewed on the group’s website at www.unitedutilities.com.

OUR APPROACH

The business principles guide the way the group manages its activities and its relationships with stakeholders and set the context for the group’s approach to corporate responsibility.

The group’s corporate responsibility policies are considered as part of the business planning process and performance is a personal objective for each member of the executive leadership team (ELT). Members of the ELT meet regularly to discuss the key social and environmental issues as determined by identifying and prioritising impacts and opportunities.

An important part of the approach is stakeholder consultation, which provides an understanding of the interests and priorities of the different groups of people who are affected by the group’s activities. Engagement with such groups, through various means, provides an appreciation of the areas of the group’s business that are material to them. This helps the group to target where it should place most emphasis in its internal programmes which, in turn, drives the reporting process. More information on the group’s stakeholder approach, identification of key impact areas and detailed information, performance data and discussion can be found in the stakeholder report, or on the group’s website at www.unitedutilities.com.

Formal management systems cover many of the group’s impact areas, including environment, health and safety, and quality. Where appropriate, formal certification of these systems is sought. Most of the group’s operations are covered by the ISO 140W accreditation for environmental management. Benchmark exercises help to track performance, drive continual improvement and seek out best practice.

KEY IMPACT AREAS

Regulation and compliance
In north west England, United Utilities Water met its compliance standards at wastewater treatment works serving 99.6 per cent of the population, a slight reduction from last year due to a failure at one of its treatment works. Drinking water compliance at customers’ taps increased again to 99.90 per cent. However, pollution incidents have risen slightly to 165 from 147 last year. The most serious, category one and two pollution incidents, increased to 23 from 11 the year before. Convictions fell, with eight prosecutions relating to wastewater resulting in fines of £47,500 in the calendar year to December 2005, compared to £42,200 in 2004.

In Scotland, where Contract Solutions operates six wastewater treatments works on behalf of Scottish Water, compliance was 100 per cent, with no pollution incidents or convictions. In Wales, where Contract Solutions is working for Dwr Cymru Welsh Water, 99.69 per cent of the equivalent population were served by compliant works, There were two category two pollution incidents in 2005/06.

Contract Solutions met EU water quality targets at its contract in Estonia (Tallinna Vesi), 12 months ahead of schedule. In Manila, 95 per cent of the central distribution area now has 24-hour water supply.

Energy and climate change
United Utilities is a major user of energy, principally to transport and treat water. In 2005/06, the group used 1,019 GWh of electricity and demand is rising to meet higher treatment standards. The long-term aim is first to halt, then to reverse this increase.

The group takes steps to improve energy efficiency. For example, three new lower emission biogas engines at Davyhulme wastewater treatment works will give the site a total generating capacity of 8MW, more than enough for its power needs. The group also works with clients, including Dwr Cymru Welsh Water, to improve the energy efficiency of their operations. The group has set up a carbon management forum, chaired by Gordon Waters, managing director of Contract Solutions and a member of the board of the Carbon Trust. It is hoped that the forum will bring greater focus to the group’s work to manage its carbon emissions.

Leakage and water efficiency
In north west England, United Utilities Water has halved water leakage since 1995 and met its spot target of 470 MI per day at the end of 2005/06. The next challenge is to maintain this performance during the year ahead.

The group promotes water efficiency among its domestic and business customers, and contributes to research to improve the efficiency of water appliances.

30	United Utilities Annual Report & Accounts 2006

Back to Contents

United Utilities ranking in BitC’s Corporate Responsibility Index =17th	During the year, United Utilities improved its score in Business in the Community’s Corporate Responsibility Index. It was ranked 17th in the Corporate Responsibility Index and remains in the Premier League of the Environment index.	The group’s approach is also recognised through its inclusion in the FTSE4Good Index (at global, European and UK levels).

Waste management
The group’s main waste streams are sludges from both wastewater and water treatment and spoil from excavation. Almost 90 per cent of wastewater sludge is recycled to agricultural land or used for restoration and reclamation. The group’s new enzymic hydrolysis process, which accelerates natural bacteriological processes and converts up to 80 per cent of organic material into biogas, is now being deployed at four wastewater treatment sites.

The Sheepscar recycling plant, which is operated on behalf of Northern Gas Networks, receives excavated material from gas mains repair and replacement in south Yorkshire. The plant screens and crushes material, then blends it to make material to backfill excavation.

Land management and rural issues
Biodiversity action plans are in place for utility operations in north west England and Wales, where the group owns or has significant management control over land and assets.

United Utilities North West has completed one year of its five-year innovative Sustainable Catchment Management Programme on the Bowland and Southern estate areas. The £10 million programme seeks to improve the condition of our ecologically important land, enhance biodiversity and improve raw water quality.

Sustainable supply chain
The group aims to instil consistent values and standards of service throughout the supply chain. The group-wide procurement policy requires the environmental and social impacts of the group’s buying decisions to be considered. The policy was strengthened during the year by a programme of workshops and research into best practice.

Health and safety
The group aims for continual improvement in its health and safety performance. Common management standards are being implemented across the group. The business-wide health and safety management framework will be completed in September 2006. Further details of our safety performance in the year can be found on page 14.

Education and training
Now in its third year, the ‘Grow Your Future Workforce’ programme in north west England continues to inspire young people to pursue a career in electrical engineering, an important area of work for the group where there is currently a skills shortage. In 2005, United Utilities took operational responsibility for gas mains on behalf of Northern Gas Networks and immediately ended a ten-year gas industry training gap by recruiting 17 new apprentices from almost 500 applicants from across the north east and Yorkshire.

Children from ages seven to 16 are taught at the group’s four major education centres in north west England. The programme reaches customers of the future and inspires potential employees. 11,473 pupils visited the centres last year. Electricity education classes are delivered at the ‘electricity classroom’ or by United Utilities mobile electricity tutors.

Diversity
Parts of the business still fail to reflect the diversity of society as a whole. During the year, the board approved a diversity strategy. Key actions include monitoring recruitment and selection procedures, benchmarking performance against other major companies, implementing workplace policies which support flexible working, and carrying out equal pay reviews.

Customer service
The group has carried out a management development programme in its call centres and invested in the development of a tailored National Vocational Qualification in customer service. Weekend appointments to read customer meters and two-hour time slots for home visits are other innovations. A 24-hour automated balance enquiry and payments line and improved website make it easier to transact with us outside call centre opening hours.

Debt and charging
Affordability of water bills is a growing problem which the industry has discussed with government, the Consumer Council for Water and industry regulators. The long-term solution to the issue rests with government. In the meantime, the group is taking steps to help customers in serious financial hardship. It is providing £15 million to support the independent United Utilities Trust Fund which came into operation on 1 April 2005. In its first full year of operation, 2,000 customers received a total £1.55 million to help with their water bills.

Community support
The group supports community activity, investing its resources in partnerships and projects where it can share benefits with local communities. Support includes financial assistance as well as employee time and in-kind help. In 2005/06, some £3.0 million was spent, around 0.7 per cent of group profits. Most community investment is made as part of ongoing relationships the business has with a wide range of community stakeholders. Programmes include work on environmental, education, skills and training and employment initiatives, as well as local support for community activities. The group also has corporate relationships with Groundwork UK, WaterAid and the Royal Society for the Protection of Birds and supports many charitable giving and volunteering schemes.

United Utilities Annual Report & Accounts 2006	31

Back to Contents

Risk management	Operating and financial review

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements with respect to the financial condition, results of operations and business of the group.

Statements that are not historical facts, including statements about the board’s beliefs and expectations, are forward-looking statements. Words such as ‘expects’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’, ‘reasonably possible’, ‘targets’ and variations of these words and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act 1995. These statements are based on current plans, estimates and projections, and therefore investors should not rely on them. Forward-looking statements speak only as of the date they are made, and the company undertakes no obligation to update publicly any of them in light of new information or future events.

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

RISK FACTORS

In addition to the risks identified in other information included in this report, investors should consider the risks detailed in this section. There may be additional risks that the group does not currently know of, or that are currently deemed immaterial based on information currently available. The group’s business, financial condition or results of operations could be materially affected by any of these risks, resulting in a decline in the trading price of the group’s ordinary shares or ADSs. The group operates an internal control system to evaluate and manage risks as described in the section ‘Internal control’ on pages 59 and 60.

Revenue of the group’s regulated businesses is substantially influenced by regulators, which could adversely affect profitability
The revenue and profitability of the group’s water, wastewater and electricity distribution businesses (the regulated businesses) are substantially influenced by price limits established every five years by the respective regulators. Price reviews for the regulated businesses covering the five-year period commencing on 1 April 2005 were determined by the electricity regulator in November 2004 and by the water regulator in December 2004. The group has accepted both of these determinations and has not exercised its right to appeal adverse price determinations to the Competition Commission.

An adverse price determination may occur as a result of a number of factors, including an inadequate allowed cost of capital or unrealistic regulatory assumptions concerning operating expenses, required capital expenditure and revenue forecasts.

Scope to re-open these price controls within the charging period is limited. In the case of the water and wastewater business, there are provisions for Interim Determinations of K (‘IDoK’) and the application of the ‘shipwreck clause’. There is no equivalent provision that allows for the re-opening of electricity distribution price limits, although specific re-opening provisions have been made, with effect from 1 April 2005, in relation to uncertain costs associated with specified provisions of the Electricity Safety, Quality and Continuity Regulations 2002 (or amending/ replacement regulations), the New Roads and Street Works Act 1991 and the Traffic Management Act 2004.

Failure to deliver the capital investment programmes could adversely affect profitability
United Utilities’ regulated businesses require significant capital expenditure for additions to, or replacement of, plant and equipment for their wastewater, water and electricity distribution facilities and networks. The price limits set by the respective regulators take into account the level of capital expenditure expected to be incurred during the relevant five-year price review period and the associated funding costs. Historically, the group has financed the expenditures from cash flows from operations and from debt financing. There can be no assurance that cash flows from operations will not decline, or that additional debt financing or other sources of capital will be available to meet these requirements.

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

The group is currently in discussions with Ofwat and the Environment Agency in relation to the scope of works required in order to complete that part of its capital programme for the last charging period (i.e. 2000-05) which related to limiting pollution from storm water overflows (referred to by the Environment Agency as ‘Unsatisfactory Intermittent Discharges’ (‘UIDs’)). This means that some of these works are being delayed until the required scope is determined. Once the cost of the scope of works is finally determined, it may be more than the amounts that have been allowed for by Ofwat in the 1999 and 2004 price reviews. In such cases the company will seek to process the resulting changes through Ofwat’s protocol for dealing with changes to the regulatory contract (the ‘change protocol’). In respect of those UIDs which were the subject of the company’s 2003 interim determination, Ofwat has stated that additional costs of completing these works will be recoverable

32	United Utilities Annual Report & Accounts 2006

Back to Contents

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

Failure to deliver operational performance or cost savings implicit in the regulatory reviews could adversely affect profitability
Operating cost savings to be achieved during the current five-year regulatory period are implicit in the regulatory reviews. To assist the achievement of these operating cost savings a business change programme is underway. If the operating cost savings are not achieved, or the business change programme is not delivered, then the group’s profitability would suffer. Similarly, if operational performance was to deteriorate, this may be reflected by less favourable outcomes from future price reviews and the group’s profitability would suffer.

Environmental regulations could increase the group’s costs and adversely affect profitability
Various government environmental protection and health and safety laws and regulations govern the wastewater, water and electricity distribution businesses. These laws and regulations establish, amongst other things, standards for drinking water, discharges into the environment and quality of electricity supply, which affect the group’s operations. In addition, the group is required to obtain various environmental permissions from regulatory agencies for its operations. The group endeavours to comply with all regulatory standards. However, historically the group has not been in total compliance and cannot guarantee in the future that it will be in total compliance at all times with these laws and regulations. Should the group fail to comply, it would face fines imposed by the courts or otherwise face sanction by the regulators.

Environmental laws and regulations are complex and change frequently. These laws, and their enforcement, have tended to become more stringent over time. Whilst management believes it has taken into account the future capital and operating expenditures necessary to achieve and maintain compliance with current and known future changes in laws and regulations, it is possible that new or stricter standards could be imposed, or current interpretation of existing legislation amended, which will increase the group’s operating costs by requiring changes or modifications to the assets in order to comply with any new environmental laws and regulations. Although these costs may be recoverable in part through the regulatory process of setting appropriate future price limits, there can be no assurance of this. Therefore, the group cannot guarantee that the costs of complying with, or discharging its liabilities under, current and future environmental and health and safety laws will not adversely affect its profitability or financial position.

Service interruptions or contamination to water supplies could adversely affect profitability
In addition to the capital investment programmes, United Utilities’ regulated businesses control and operate water, wastewater and electricity networks and undertake maintenance of the associated assets with the objective of providing a continuous service. Historically, there have been interruptions to the supply of services such as the incident in January 2005 affecting Cumbria and Lancashire in north west England, when a storm severely damaged the electricity network supply to 250,000 customers, but the majority of interruptions relate to minor issues that are rectified promptly. However, the failure of a key asset could cause a more significant interruption to the supply of services (in terms of duration or number of customers affected), which may have an adverse effect on the group’s operating results or financial position.

Water supplies may be subject to contamination, including contamination from the development of naturally occurring compounds and pollution from man-made sources. In the event that water supply is contaminated and the group is unable to substitute water supply from an uncontaminated water source, or to treat adequately the contaminated water source in a cost-effective manner, there may be an adverse effect on the group’s operating results or financial position. The group could also be held liable for human exposure to hazardous substances in its water supplies or other environmental damage.

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

Rapid growth in the business process outsourcing and infrastructure management sectors exposes the group to execution risk; conversely, slow growth could adversely affect profitability
Through Vertex, the group’s activities in business process outsourcing are expanding into new markets and territories and achieving increased sales external to the group (2006: £301 million; 2005: £308 million). The infrastructure management business, United Utilities Contract Solutions, is also expanding into new markets. The delivery of contracts, both existing and future, will be achieved by exploiting the group’s core infrastructure management and business process outsourcing

United Utilities Annual Report & Accounts 2006	33

Back to Contents

Risk management continued	Operating and financial review

skills. In addition, Vertex has significantly expanded its operations into financial services with the acquisition of Marlborough Stirling Group plc. This rapid growth exposes these businesses to new business and transaction risks and, potentially, the risk of overtrading, whereby the businesses are unable to operate all their contracts to the standard required by their clients due to a lack of resources and suitably qualified personnel. Overtrading could lead to a loss of customers which, in turn, may cause profitability to suffer. Slower than expected expansion could also impact profitability.

Pension scheme obligations may require the group to make additional contributions to the schemes which would reduce profitability
The group participates in a number of pension schemes, principally in the UK. The principal schemes are funded defined benefit schemes and the assets of the schemes are held in trust funds independent of group finances. The group increased pension contribution rates to the United Utilities Pension Scheme and the United Utilities Group of the Electricity Supply Pension Scheme in 2003/04 and the results of the full actuarial valuation resulted in further increases being required to the United Utilities Pension Scheme and the United Utilities Group of the Electricity Supply Pension Scheme from 1 April 2005. A one-off lump sum contribution of £320 million was made on 31 March 2005. This contribution was calculated to equal the capitalised value of the group’s funding obligations to the schemes for the next five years (based on the actuarial valuation as at 31 March 2004) and represents advance payment of certain employer contributions which would have been made to the schemes during that period. As a consequence the schemes were estimated to have a combined post-tax surplus of £13.5 million as at 31 March 2006, compared to a post-tax obligation of £59.2 million at 31 March 2005. However, the group continues to monitor the funding of the schemes and cannot guarantee that during the next five years further contributions will not be required to eliminate continuing shortfalls in the schemes. This may adversely affect the financial position of the group. Should long-term investment returns remain lower than the rate assumed by the actuaries in their pension scheme valuations, or interest rates reduce further leading to an increased deficit, the profitability of the group may be further adversely affected and the group required to increase its contributions to eliminate this under-funding. Currently, anticipated future pensions contributions and a proportion of existing pension scheme deficits are recoverable through the price limits established by the regulators.

Operating risk
Managing the group’s businesses is dependent upon the ability to process a large number of transactions efficiently and accurately. Operational risk and losses can result from fraud, employee errors, failure to properly document transactions or to obtain proper internal authorisation, failure to comply with regulatory requirements and business principles, resource shortages, equipment failures, natural disasters or the failure of external systems. Although the group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures and to staff training, it is only possible to be reasonably, but not absolutely, certain that such procedures will be effective in controlling each of the operational risks faced by the group.

LITIGATION

NOSS Consortium (‘NOSS’), of which North West Water International Limited (‘NWWIL’), a wholly owned subsidiary of the company, is a member and the sole remaining active participant, is party to arbitration proceedings in Thailand in relation to a design and construction contract dated 1 November 1993 between NOSS and the Bangkok Metropolitan Administration (‘BMA’) to build a wastewater treatment plant and network in central Bangkok. Following disagreements with the engineer and a dispute with BMA, NOSS rescinded the contract and in November 1997 served a notice under Section 387 of the Thai Civil and Commercial Code on the BMA. In March 1998, NOSS terminated the contract and served notice of arbitration. NOSS has total claims against the BMA of approximately 6 billion Baht (approximately £83 million). The BMA has counter-claimed for approximately 3.2 billion Baht (approximately £44 million). Arbitrators have been appointed by each party, but the arbitration process has stalled following the arbitrators’ failure to agree on the appointment of a third arbitrator. NOSS will continue to monitor the situation, but presently no hearings are scheduled.

Save as stated above, neither the company nor any member of its group is, or has been, involved in any legal or arbitration proceedings nor, as far as the directors are aware, are any such proceedings pending or threatened by or against any member of the group which may have, or have had within the previous 12 months, a significant effect on the group’s financial position.

The company is engaged in litigation in the ordinary course of its operations, such as contract disputes, disputes over easements/wayleaves and other similar property matters, bill collections, personal injury claims and workers’ compensation claims. The company does not believe that such litigation, either individually or in aggregate, is material. The company maintains insurance and, to the extent that the amounts in dispute may not be covered by such insurance, maintains provisions in those situations where management deems it appropriate in accordance with IFRS.

34	United Utilities Annual Report & Accounts 2006

Back to Contents

Directors and senior managers	Governance

The business of the company is managed by the board of directors. There are no family relationships between any of the directors or senior managers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of the persons referred to below was selected as a director or member of senior management.

Reappointment of directors
Under the articles of association, a director appointed by the board to fill a casual vacancy must retire at the annual general meeting of the company next following such appointment. Philip Green was appointed as an additional director by the board on 20 February 2006 and he was appointed as the chief executive officer on 31 March 2006. Paul Heiden was appointed as an additional director on 5 October 2005. They are therefore retiring and offering themselves, and the board is recommending them, for reappointment at the 2006 annual general meeting.

In addition, the articles of association provide that if, at the start of business on the date of the notice convening that annual general meeting, a director has served for a continuous period of nine years he must retire and may offer himself for reappointment. Sir Peter Middleton will have completed over nine years’ service at the date of notice and is therefore retiring and offering himself for reappointment at the 2006 annual general meeting.

The articles of association also state that a director must retire at the third annual general meeting following his or her last appointment. Gordon Waters was last appointed at the annual general meeting held in 2003 and is therefore retiring and is offering himself for reappointment at the 2006 annual general meeting.

Jane Newell, having completed nine years’ service, will stand down at the annual general meeting in 2006 and she will not seek reappointment. Simon Batey will be leaving the company after the annual general meeting and, therefore, he will not seek reappointment.

Executive directors
Philip Green (age 53) – Chief executive officer
Philip Green was appointed as a director on 20 February 2006 and he succeeded John Roberts, who retired on 31 March 2006, as the chief executive officer. In his most recent role before joining the company, he led the container shipping company Royal P&O Nedlloyd through its successful listing in 2004 and subsequent agreed acquisition by AP Moller-Maersk A/S, delivering significant value for shareholders. Prior to that, he was a main board director and chief operating officer at the global information company Reuters Group PLC, overseeing significant restructuring, cost reduction and customer service improvements. From 1990 to 1999 he was at DHL, the global market leader for cross-border express delivery, becoming chief operating officer for Europe and Africa in 1994.

Simon Batey (age 52) – Chief financial officer
Simon Batey joined the board as the chief financial officer on 1 April 2000. He had previously been group finance director of AMEC plc from 1992 and prior to that deputy finance director. He was closely involved in the reshaping of that group through a number of major investments and disposals and the development of its policy towards private finance initiatives. He also served on the boards of Fairclough Homes Group Limited and the major French electrical contractor SPIE SA. He was appointed as a non-executive director of THUS Group plc on 26 February 2006 and he is also a non-executive director of Arriva plc. After graduating from Oxford University, Simon joined Armitage & Norton (now part of KPMG) where he trained and qualified as a chartered accountant.

Charlie Cornish (age 46) – Managing director,
United Utilities North West
Charlie Cornish is responsible for the group’s regulated asset management business. He joined the group in January 2004 and was formally appointed to the board on 27 January 2004. After graduating from Strathclyde University, he worked for British Aerospace, Plessey Telecommunications and Associated British Foods and also served as an executive director of NHS trusts. In 1998, he joined the West of Scotland Water Authority as human resources director and was involved with major change programmes. He went on to become its customer services director and later chief executive. He joined Thames Water in 2002 as global business performance director, working across Europe, Asia/Pacific and the Americas, eventually becoming chief operating officer with Thames Water UK and Ireland with responsibility for service delivery, including operations and capital programmes. He is chairman of Young Enterprise North West and was appointed to the board of Water UK in March 2006. He was a director of Young Enterprise UK until February 2006.

Tom Drury (age 44) – Managing director, Vertex
Tom Drury joined the board as an executive director on 9 May 2005. He began his career with Unilever before joining PricewaterhouseCoopers where he became a management consultant, specialising in financial management, activity-based costing and business planning. He joined United Utilities Water in 1991 and became finance director in 1992. He moved to Vertex as managing director when it was set up in 1996 and has successfully guided the company from being essentially an in-house provider of customer management services to its current position as one of the UK’s largest providers of business process outsourcing.

Gordon Waters (age 58) – Managing director,
United Utilities Contract Solutions
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

United Utilities Annual Report & Accounts 2006	35

Back to Contents

Directors and senior managers continued	Governance

Non-executive directors
Sir Richard Evans (age 63) – Chairman
Sir Richard Evans was appointed a non-executive director on 1 September 1997 and chairman in January 2001. He joined the Military Aircraft Division of British Aircraft Corporation (BAC) and in 1978, he was promoted to commercial director of what had then become the Warton Division of the then British Aircraft Corporation. He was appointed deputy managing director of the newly formed British Aerospace Military Aircraft Division in 1986. In January 1987, he was appointed to the board of British Aerospace plc as marketing director and became chief executive in 1990. He was also a director of the Airbus company. He was appointed chairman of British Aerospace plc (now BAE Systems plc) in May 1998, a post from which he retired in July 2004, after more than 30 years with the company (and its predecessors). He was also a non-executive director of NatWest plc from 1998 to 2000.

Norman Broadhurst (age 64) – Chairman of the audit committee
Norman Broadhurst was appointed as a non-executive director on 1 April 1999 and is chairman of the audit committee. He is currently chairman of Chloride Group plc and Freightliner Ltd. On 11 May 2006 he became chairman of Cattles plc. He is also a non-executive of Old Mutual plc and on 22 May 2006 he retired as a non-executive from the board of Tomkins plc. He was group finance director of Railtrack plc from 1994 to 2000.

David Jones CBE (age 64) – Non-executive director
David Jones CBE was appointed as a non-executive director on 3 January 2005. He is currently chairman of UK Coal PLC and is also chairman of Teesside Power Ltd. He was the group chief executive of The National Grid Company plc from 1994 to 2001 taking National Grid to the stock market and leading it successfully through an extensive business transformation programme. Prior to that, he was chief executive of South Wales Electricity, having previously held senior engineering, commercial and management posts on the South Western and Midlands Electricity Boards.

Paul Heiden (age 49) – Non-executive director
Paul Heiden was appointed as a non-executive director on 5 October 2005. He has been the chief executive of FKI plc since 2003. From 1992, he held various senior management positions at Rolls-Royce plc prior to joining the board in 1997 as director of Industrial Businesses and being appointed group finance director in 1999. After qualifying as a chartered accountant at Peat Marwick Mitchell & Co, he worked in senior finance roles at Hanson PLC and Mercury Communications. He was a non-executive director of Bunzl plc from 1998 to 2005 and was a non-executive director of Filtrona plc from 2005 to 2006.

Sir Peter Middleton (age 72) – Deputy chairman and senior independent non-executive director
Sir Peter Middleton joined the board as a non-executive director in January 1994. He is chairman of Camelot Group plc, the operator of the National Lottery, president of the British Bankers’ Association, chairman of the Barclays Group Asia Pacific Advisory Committee, chairman of the Centre for Effective Dispute Resolution, chairman of Marsh Ltd, chairman of Creative Sheffield, chancellor of the University of Sheffield and is on the boards of the National Institute of Economic and Social Research and Mobile TeleSystems (MTS) OJSC. He is also a member of the Advisory Boards of Marsh McLennan companies, Financial Dynamics and Sistema. After National Service, he joined HM Treasury where he had a long and distinguished career spanning 30 years, ultimately ascending to become permanent secretary from 1983 to 1991. Sir Peter joined Barclays in 1991 as group deputy chairman and as executive chairman of BZW, became chairman of Barclays Capital following the reorganisation of BZW in October 1997 and was group chief executive from November 1998 until October 1999. He became group chairman of Barclays Bank PLC in April 1999 and retired in August 2004.

Jane Newell OBE (age 62) – Non-executive director
Jane Newell joined the board as a non-executive director on 1 September 1996. After 10 years as an international civil servant, she joined the Liverpool School of Tropical Medicine, and became chairman of its Council from 1995 to 1997. In 1992, she was appointed founder trustee and subsequently chairman of the Maxwell Pensioners Trust and in 1997 received the OBE for this work. She is chairman of DSGi Group Pension Scheme, an external assessor for the Home Office for promotions in the police, prison and fire services, pro-chancellor and chairman of the board of governors of London South Bank University and a Justice of the Peace. In March 2005, she stood down as chairman of the trustee companies responsible for the United Utilities’ pension schemes following her appointment as chairman of the trustee company to the Royal Mail Pension Plan, one of the largest funds in the UK.

Andrew Pinder CBE (age 59) – Non-executive director
Andrew Pinder was appointed a non-executive director on 1 September 2001. As the e-Envoy to the UK government from 2000 to 2004, he was responsible to the Prime Minister for the delivery of internet access to all British citizens and businesses. He joined the board of Entrust, a US-based security specialist, in November 2004 and he became an independent non-executive director of Spring Group plc in March 2005. In 2005 he became a member of the Intel Global Advisory Board and in January 2006, he became Chairman of Becta (British Educational Communications and Technology Agency), an agency of the DfES, which looks after IT in schools and further education. Before his appointment as e-Envoy, he was a partner in a venture capital firm and carried out a number of management consultancy assignments for the British government. Previous executive leadership roles also include positions as the head of European operations and technology at Citibank, director of operations and technology at Prudential Corporation and as director of information technology at the Office of Inland Revenue.

36	United Utilities Annual Report & Accounts 2006

Back to Contents

Nick Salmon (age 53) – Non-executive director
Nick Salmon was appointed as a non-executive director on 4 April 2005. He has been the chief executive of Cookson Group plc since 2004. From 2001 to 2004, he was executive vice president of Alstom S.A., the global energy and transport infrastructure group. From 1997 to 2001 he was executive vice president of ABB Alstom Power and was chief executive of Babcock International Group PLC from 1993 to 1997. Prior to joining Babcock, he held senior management positions at GEC and GEC Alsthom in the UK and France, and previously spent 11 years with China Light & Power Company Limited in Hong Kong.

Senior managers
The following are the senior managers of the company who are not board directors, but together with the executive directors above, form the executive leadership team:

Linda Booth (age 53) – Group human resources director
Linda Booth joined the group as human resources director of Your Communications Limited on 4 October 1999. She was appointed as group human resources director on 1 January 2003. She is a non-executive director of Ufi Limited which is improving skills for work via Learndirect. She also chairs the steering committee of Grow Your Future Workforce which is a partnership between United Utilities and Scottish Power, funded by the North West Development Agency to address engineering skills shortages.

Tim Rayner (age 45) – Company secretary
A solicitor and previously a partner with a predecessor law firm of Addleshaw Goddard, Tim Rayner joined the group as group legal manager in 1995. He was appointed as group company secretary on 1 April 1998.

Other executive leadership team members who served during the year included Tom Drury, who was appointed to the board on 9 May 2005, Hugh Logan, who transferred to THUS Group plc on 26 February 2006 and Ian Priestner, who left the company on 30 April 2006.

United Utilities Annual Report & Accounts 2006	37

Back to Contents

Directors’ report	Governance

Principal activities
The company is the holding company of a group which manages and operates electricity distribution, water and wastewater assets and also manages infrastructure and business processes for its own and other businesses.

A fuller description of business activities is contained within the operating and financial review on pages 4 to 15. The principal subsidiary undertakings and joint ventures of the company are shown in note 13 to the consolidated financial statements.

Business review
The chairman’s and chief executive’s reviews on pages 2 and 3 and the operating and financial review on pages 4 to 34 report on the group’s activities during the year and on likely future developments. A summary of key performance indicators can be found on the inside cover. The directors, in preparing the operating and financial review, have not sought to comply with the ASB’s 2006 Reporting Statement on operating and financial reviews.

The dividend for shareholders
The directors are recommending a final dividend of 29.58 pence for each ordinary share for the year ended 31 March 2006, making a total for the year of 43.87 pence for each ordinary share. Subject to shareholders approving this recommendation at the annual general meeting, the dividend will be paid on 25 August 2006 to shareholders on the register at the close of business on 30 June 2006.

The business for the annual general meeting
Details of the resolutions to be proposed at the 2006 annual general meeting are set out in the notice calling the meeting. There is also a full explanation of the resolutions in the leaflet containing the notice, enclosed with this report.

Employees
The company’s policies on employment of disabled persons and on employee involvement are contained within the operating and financial review on pages 13 and 14. The policy to encourage employee involvement through provision of share schemes is discussed within the directors’ remuneration report on page 41.

Directors and senior management
The names of the present directors and their biographical details are given on pages 35 to 37, together with details of the senior managers who, with the executive directors, form part of the executive leadership team but are not board members. The following also served during the period:

•	John Roberts – retired from the board as the chief executive officer on 31 March 2006;

•	John Seed – retired from the board as a non-executive director on 29 July 2005;

•	Hugh Logan – a member of the executive leadership team transferred to THUS Group plc on 26 February 2006; and

•	Ian Priestner – a member of the executive leadership team left the company on 30 April 2006.

Directors’ and senior managers’ interests in shares
The directors and their immediate families had the following interests in shares as at 31 March 2006 and as at 31 May 2006, all of which were beneficial interests, in the company’s ordinary shares and options to subscribe for shares. None of the directors or senior managers hold more than one per cent of the ordinary share capital of the company. Except as described below, none of the directors had any interest in any share capital of any other group company or in any debenture of any group company.

1. Interests in ordinary shares
As at 31 May 2006, the directors and senior managers (15 persons) of United Utilities held a total of 393,341 ordinary shares in the company, representing 0.04 per cent of the issued ordinary share capital. The individual interests of the directors in ordinary shares are shown in table 14.

Table 14:

		At 1 April 2005
		or date of		At	At
		appointment		31 March	31 May
		if later	*	2006	2006

	A shares	Ordinary		Ordinary	Ordinary

Philip Green*	n/a	100,000		100,000	100,289
John Roberts	40,222	110,199		191,219	n/a
Simon Batey	44,127	82,401		126,802	126,848
Charlie Cornish	–	46		321	367
Tom Drury*	5,323	20,123		22,426	22,426
Gordon Waters	7,253	44,276		73,380	73,426
Sir Richard Evans	136	245		381	381
Norman Broadhurst	189	341		530	530
David Jones	–	–		–	–
Paul Heiden*	n/a	–		1,852	1,852
Sir Peter Middleton	2,541	4,574		7,115	7,115
Jane Newell	2,419	4,356		6,775	6,775
Andrew Pinder	2,222	4,000		6,222	6,222
Nick Salmon*	–	–		–	–

Notes:
•	The amounts held at 31 March 2006 include those shares purchased by way of the second stage of the two-stage rights issue of one further A share for each A share held on 2 June 2005 at 165p per further A share. On 6 July 2005 all the A shares were converted into ordinary shares at a rate of two for one.
•	Each executive director is a member of the class of discretionary beneficiaries of the United Utilities Employee Share Trust and is therefore treated as having an interest in the 52,500 ordinary shares held by United Utilities Employee Share Trust Limited as trustee of the United Utilities Employee Share Trust at 31 March 2006. As at 31 May 2006, United Utilities Employee Share Trust Limited continued to hold 52,500 ordinary shares.
•	Tom Drury was appointed as a director on 9 May 2005.
•	Nick Salmon was appointed as a director on 4 April 2005.
•	John Seed retired as a non-executive director on 29 July 2005.
•	Paul Heiden was appointed as a non-executive director on 5 October 2005.
•	John Roberts retired as the chief executive officer and as a director on 31 March 2006.
•	Philip Green was appointed as a director on 20 February 2005 and as the chief executive officer on 31 March 2006.
•	Provided Philip Green maintains his shareholding of 100,000 shares and remains in employment with the company throughout the next five years, United Utilities has agreed to match this investment on a one-for-one basis, thereby aligning his interests with those of the company’s other shareholders. These matched shares, together with additional shares from notional reinvestment of dividends, will transfer to Mr Green at the end of the five-year period, after the conclusion of the next regulatory reviews.

38	United Utilities Annual Report & Accounts 2006

Back to Contents

2. Interests in share options
As at 31 May 2006, the directors and senior managers (15 persons) of United Utilities held options to purchase 7,983 ordinary shares in the company, representing 0.001 per cent of the issued ordinary share capital, all of which were issued pursuant to the United Utilities all-employee ShareSave scheme, the company share option scheme 1999 or its forerunner, the executive share option scheme. The individual interests of the directors in share options are shown in table 15.

Table 15:

	At 1 April 2005
	or date of		At	At
	appointment		31 March	31 May
	if later	*	2006	2006

Philip Green*	–		–	–
John Roberts	–		–	n/a
Simon Batey	1,751		1,751	1,751
Charlie Cornish	–		–	–
Tom Drury*	3,772		–	–
Gordon Waters	3,030		2,648	2,648

Notes:
•	Non-executive directors do not participate in the company’s share option plans.
•	Tom Drury was appointed as a director on 9 May 2005.
•	John Roberts retired as the chief executive officer and as a director on 31 March 2006.
•	Philip Green was appointed as a director on 20 February 2005 and as the chief executive officer on 31 March 2006.

Purchase of own shares
At the annual general meeting held on 29 July 2005, the company was authorised by the shareholders to purchase, in the market, up to 87,128,296 of its own ordinary shares of £1 each. No shares were purchased pursuant to this authority during the year. This authority is normally renewable annually and approval will be sought from shareholders at the 2006 annual general meeting to renew the authority for one year.

Fulfilling social and environmental responsibilities
As described in the corporate responsibility review on page 30, the group seeks to manage its total impact on society as a responsible corporate citizen. Full details are set out in the company’s separate stakeholder report, which is an important part of the company’s integrated approach to reporting on the group’s overall performance, together with the annual report and the website.

Political and charitable donations
Charitable donations by the group in the year amounted to £1,324,308 (2005: £1,312,774). The group’s policy is not to make any donations for political purposes. However, the Political Parties, Elections and Referendums Act 2000 requires certain types of expenditure on political events to be pre-approved by shareholders. At the 2005 annual general meeting an authority was taken to cover such expenditure. Pursuant to that authority, in the year, the company incurred costs of £22,499 (2005: £12,845) as part of the process of talking to government at all levels. Resolutions to renew this authority for the company and its principal subsidiaries will be put to the 2008 annual general meeting.

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

Substantial shareholders and related party transactions
The company is not directly or indirectly owned or controlled by another corporation or by an individual or government and there are no arrangements the operation of which may, at a subsequent date, result in a change in control of the company. At 31 May 2006, the directors were aware of the following notifiable beneficial interests of greater than three per cent in the company’s issued ordinary share capital:

Table 16:

Company	Date notified	No. of shares	%

Legal and General Group plc	08/07/2005	29,538,448	3.38
Prudential plc	06/03/2006	26,707,289	3.05
Spucegrove Investment
Management Ltd	13/07/2005	30,877,098	3.54

Holders of all ordinary shares, including those held through ADSs, have the same voting rights.

As of 12 May 2006, there were 72 registered holders of 39,423,997 United Utilities PLC ADSs (representing 78,847,994 ordinary shares) with an address in the US, constituting nine per cent of the ordinary shares in issue at that date. In addition, at 12 May 2006, there were 127 registered holders of 53,761 ordinary shares with addresses in the US, constituting less than one per cent of the ordinary shares in issue at that date.

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

For details of related party transactions see note 28 to the consolidated financial statements on page 102.

United Utilities Annual Report & Accounts 2006	39

Back to Contents

Directors' report continued	Governance

Creditor payment policy and practice
The group does not follow any specific external code or standard on payment practice. Its policy is normally to pay suppliers according to terms of business agreed with them on entering into binding contracts and to keep to the payment terms providing the relevant goods or services have been supplied in accordance with the contracts. The group and the company had 45 days (2005: 54 days) and 37 days (2005: 34 days) respectively of purchases outstanding at the end of the financial year.

Indemnities
Throughout the year and as at the date of this report, the articles of association contained provisions for the benefit of directors, officers and employees of the group and its subsidiary and associated companies indemnifying them out of the assets of the company to the full extent allowed by law against liabilities incurred by them in the course of carrying out their duties.

Directors’ and officers’ insurance
The company maintains an appropriate level of directors’ and officers’ insurance whereby directors are indemnified against liabilities to third parties to the extent permitted by the Companies Act.

Financial instruments
The risk management objectives and policies of the company can be found in note 18 to the financial statements on page 90.

Information given to auditors
Each of the persons who is a director at the date of approval of this report confirms that:

(1)	so far as the director is aware, there is no relevant audit information of which the company’s auditors are unaware; and

(2)	the director has taken all the steps that he/she ought to have taken as a director in order to make himself/herself aware of any relevant audit information and to establish that the company’s auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of s234ZA of the Companies Act 1985.

Independent auditors
The board is proposing to reappoint Deloitte & Touche LLP as auditors at the forthcoming annual general meeting.

Approved by the board on 31 May 2006 and signed on its behalf by

Tim Rayner
Secretary

40	United Utilities Annual Report & Accounts 2006

Back to Contents

Directors' remuneration report	Governance

Approach to reward
The group must ensure that its remuneration arrangements attract and keep people of the right calibre in order to ensure corporate success and to enhance shareholder value. Its overall approach is to attract, develop, motivate and keep talented people at all levels, pay competitive salaries and benefits to its staff and encourage its staff to hold shares in the company. When pay levels are set, account is taken of the work that an employee does and what is paid in other companies for that work. The company seeks to reward its people fairly and give them the opportunity to increase earnings by linking pay to achieving business and individual performance targets.

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

Grants have also been made to employees through the SAYE share option savings scheme, ‘ShareSave’, whereby an employee is granted an option to buy shares at the end of a three or five-year term during which they can save up to £250 each month from their net pay. The option price is fixed at a price not lower than 20 per cent below the market price at the date of grant. The number of shares that can be bought is determined by the amount saved by the employee over the term.

Senior executives also have the opportunity to acquire shares by participating in the group’s performance share plan. This plan has replaced the grant of executive share options. Further information on the operation of the group’s share schemes can be found in note 27 to the accounts.

Aggregate remuneration
During the year, the aggregate amounts of remuneration paid to all directors and members of the executive leadership team was £10,105,868 (2005: £8,181,178). This includes executives’ salaries, annual bonuses earned and accrued in the year to 31 March 2006 but paid after the year end, the value of long-term incentives earned for the period ended 31 March 2005 and paid during the year and benefits in kind. To fully comply with the 20-F reporting requirements, the 2006 figure includes the total amounts set aside or accrued by the company or its subsidiaries in 2005/06, including the value of contributions to pension schemes, to provide pension, retirement or similar benefits. To ensure an appropriate comparison, the figure for 2005 has also been adjusted to take account of pensions benefits.

NON-EXECUTIVE DIRECTORS (INCLUDING THE CHAIRMAN)

A committee of the board decides the remuneration of the non-executive directors (other than the chairman). Its members are the chairman (Sir Richard Evans) and the executive directors, John Roberts (to 31 March 2006), Philip Green (from 20 February 2006), Simon Batey, Charlie Cornish, Tom Drury (from 9 May 2005) and Gordon Waters. The committee may take independent advice. It is also advised by the group’s human resources director (Linda Booth). The committee met once during the year to review the fees paid to non-executive directors. The remuneration committee decides the remuneration of the chairman.

Terms of appointment
Non-executive directors’ appointments are for an initial period of three years. They are subject to reappointment at the first annual general meeting after their initial appointment and at an annual general meeting at least every three years thereafter if they are to be renewed. After nine years in office a non-executive director is required to seek reappointment each year at the annual general meeting. They do not have contracts of service. In the event of early termination, for whatever reason, they are not entitled to compensation. Their letters of appointment can be inspected at the company’s registered office and on the company’s website at www.unitedutilities.com. They set out the expected time commitment and non-executives agree to devote sufficient time to meet what is expected of them.

Table 17: Non-executive directors’ terms of appointment

	Date first	Date of last	Reappoint no		Compensation
	appointed	appointment	later than		upon early
	to board	AGM in	AGM in	Notice period	termination

Sir Richard Evans	01.09.1997	2004	2007	none	none
Sir Peter Middleton	01.01.1994	2005	2006	none	none
Norman Broadhurst	01.04.1999	2005	2008	none	none
Paul Heiden	05.10.2005	n/a	2006	none	none
David Jones	03.01.2005	2005	2008	none	none
Jane Newell	01.09.1996	2003	2006	none	none
Andrew Pinder	01.09.2001	2005	2008	none	none
Nick Salmon	04.04.2005	2005	2008	none	none
John Seed	01.03.1996	2002	n/a	none	none

Note:
•	John Seed resigned from the board at the AGM on 29 July 2005.

United Utilities Annual Report & Accounts 2006	41

Back to Contents

Directors' remuneration report continued	Governance

Policy statement on non-executive directors’ remuneration
The company’s policy is to pay annual fees that reflect the responsibilities placed upon the non-executive directors. Fees are reviewed each year when account is taken of the level of fees paid in companies of similar size and complexity. There are separate annual fees for the chairman, deputy chairman and the other non-executive directors. Additional fees are paid to the chairmen of the audit committee (Norman Broadhurst) and remuneration committee (John Seed to 29 July 2005 and David Jones from 29 July 2005). Non-executive directors do not participate in any annual bonus or incentive plan, the pension scheme, healthcare arrangements, the company’s long-term incentive plans or employee share schemes. The company repays the reasonable expenses they incur in carrying out their duties as directors.

Non-executive directors’ remuneration
Non-executive directors’ fees were increased on 1 September 2005. The base fee is £47,250 a year. The annual fee paid to Sir Peter Middleton, deputy chairman, is £84,000. The additional fees paid to the chairmen of the audit and remuneration committees are £10,000 and £7,500 a year respectively. The chairman’s fee increased to £210,000 a year. The next review of non-executive directors’ fees will be in September 2006. Non-executive directors’ remuneration for the year to 31 March 2006 is set out in table 18.

Table 18: Non-executive directors’ fees (audited information)

		Total fees

	2006	2005
	£’000	£’000

Sir Richard Evans	205.0	193.5
Norman Broadhurst	56.3	53.8
Paul Heiden	23.1	–
David Jones	51.4	11.0
Sir Peter Middleton	82.3	78.3
Jane Newell	46.3	73.3
Andrew Pinder	93.8	89.2
Nick Salmon	45.9	–
John Seed	17.2	51.5

Total	621.3	550.6

Notes:
•	David Jones was appointed to the board on 3 January 2005.
•	Nick Salmon was appointed to the board on 4 April 2005. His yearly fee is £47,250.
•	Paul Heiden was appointed to the board on 5 October 2005. His yearly fee is £47,250.
•	John Seed resigned from the board on 29 July 2005.
•	Between August 2004 and March 2006, Andrew Pinder received additional fees in his capacity as a non-executive director of Vertex Data Science Limited. During the year, fees of £47,500 became due (2005: £45,000). These are included in the figures above. He resigned as a director of Vertex Data Science Limited on 31 March 2006.
•	Jane Newell’s fee for 2005 includes an additional amount of £30,000 paid to her in her capacity as chairman of the company’s pension schemes’ trustee until 31 March 2005.
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

The committee’s members are David Jones (Chairman from 29 July 2005), Norman Broadhurst, Paul Heiden (from 5 October 2005), Sir Peter Middleton, Jane Newell, Andrew Pinder and Nick Salmon (from 4 April 2005). All are non-executive directors determined by the board to be independent in accordance with the Combined Code. The committee’s members have no personal financial interest in the company other than as shareholders and the fees paid to them as non-executive directors. They have no conflicts of interest arising from cross-directorships and are not involved in the day-to-day running of the group’s businesses. John Seed was a member and chairman of the committee until 29 July 2005. The committee’s terms of reference are available to shareholders on request and are on the company’s website at www.unitedutilities.com.

The committee has retained New Bridge Street Consultants LLP to advise it on executive remuneration. They also advise the company on the remuneration of a limited number of senior executive managers whose specific terms do not fall within the remit of the remuneration committee. This is to ensure consistency in the application of the board’s policies on executive remuneration and the general terms of employment approved by the remuneration committee. Mercer Human Resource Consulting advise the committee on pensions matters. They are also the actuaries to one of the company’s pension schemes (United Utilities Pension Scheme) and advise the company on matters relating to its operation. Eversheds LLP provide legal advice on the operation of the group’s share incentive and share option plans, including drafting the rules and advising on their interpretation and may advise on individual termination arrangements. They also provide general legal advice to the group.

The committee is assisted by the chief executive officer, who is consulted on proposals relating to the remuneration of the other executive directors and senior executives and by the group’s human resources director. They and the company secretary, attend meetings except when the committee discusses matters relating to their own remuneration. The committee can and does also seek advice directly from other specialist staff within the group.

The committee considers fully the principles of good governance and the code of best practice. It met six times in the year to 31 March 2006. Individual attendance at the meetings is stated in the corporate governance report on page 57.

During the year, matters considered by the committee included:

•	the 2005 salary review for executive directors and other senior executives;

42	United Utilities Annual Report & Accounts 2006

Back to Contents

•	awards payable under the 2004/05 annual bonus plan and the measures and targets for the 2005/06 plan;

•	the size of and performance conditions to apply to the 2005/06 grant of awards under the performance share plan and international plan, adjustments to awards granted under the 2003/04 and 2004/05 plans consequent upon the second stage of the group’s rights issue, monitoring ongoing performance against the conditions applying to previous grants, eligibility for future awards and the vesting of the 2002/03 awards;

•	the implications of tax simplification legislation on pension policy and provision for executives;

•	monitoring of executive shareholdings against target;

•	the terms of appointment for the new chief executive officer and the new chief financial officer; and

•	the form and content of the remuneration report in light of developments in stakeholder views and evolving best practice on disclosure.

The committee also reviewed the incentive arrangements for executive directors and members of the executive leadership team. Details of revised annual bonus arrangements and proposed changes to the long-term incentive plans (the performance share plan and its equivalent for overseas based executives, the international plan) are given later in this report. The changes to these plans are subject to shareholder approval at the annual general meeting on 28 July 2006. It is also proposed to introduce a matching share plan for executive directors and members of the executive leadership team in 2007. During 2006/07, the committee will consult institutional investors regarding the plan, including the performance conditions. It is proposed that the rules of the proposed matching share plan will be submitted for shareholder approval at the annual general meeting in 2007.

The board accepted the committee’s recommendations without amendment. The chairman of the board ensures the company talks to its major shareholders, when appropriate, about matters relating to remuneration.

Policy statement on executive directors’ remuneration
The board’s policy for executive directors’ and senior executives’ remuneration is to:

•	pay a basic salary which compares with other companies of about the same size and complexity;

•	use short and long-term incentives to encourage executives to out-perform key targets, thereby linking their rewards to the interests of shareholders and other stakeholders and giving them the opportunity to increase their earnings;

•	encourage executives to hold shares in the company; and

•	overall, reward executives fairly and responsibly for their contribution to the group’s short and long-term performance and avoid paying more than is necessary for achieving this objective.

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

Fixed rewards include basic salary, a car allowance or company car and fuel for private mileage, life, medical and permanent health insurance and pension benefits. Variable rewards take the form of an annual bonus and a long-term incentive (the performance share plan). The plans are designed to establish a clear link between pay and performance by encouraging and rewarding out-performance in both the short and long term. They are based on business and individual performance, linking executives’ rewards directly to the interests of shareholders and other stakeholders. Annual and long-term awards are non-pensionable.

The committee aims to achieve an appropriate balance between fixed and variable rewards. It recognises that the group operates in both a regulated and non-regulated environment and therefore needs to ensure that the structure of executive remuneration reflects the practices of the markets in which its executives operate and stakeholder expectations of how the group should be run.The board continually reviews its policy in the light of emerging best practice.

During 2005/06, the committee reviewed the operation of the group’s incentive arrangements in the light of evolving market practice and to ensure that rewards remained competitive and aligned to shareholder interests. It considered that changes were needed to annual and long-term incentives to make a greater proportion of the reward package performance-related bringing it more in line with market practice to facilitate the recruitment and retention of key executives. With effect from 2006/07 the annual bonus maximum for executive directors will be 75 per cent of salary (increased from 60 per cent).

Changes are proposed to the operation of the performance share plan and the international plan. The main changes relate to a proposed reduction in the percentage of the maximum award vesting at median performance from 33 per cent to 25 per cent and the introduction of notional dividend reinvestment on the number of shares comprising awards. The opportunity has also been taken to make minor changes in the rules to aid administration of the plans.

It is the board’s policy that shareholders will be invited specifically to approve all new long-term incentive schemes (as defined in the Listing Rules) and significant changes to existing schemes, save in the circumstances permitted by the Listing Rules. Information on and a resolution seeking shareholder approval to revisions to the rules of the plans are included in the shareholders’ circular and notice for this year’s annual general meeting. The plans’ rules will be available for inspection by shareholders.

The group operates a defined contribution pension scheme which newly appointed directors (and senior executives) can join. A number of directors and executives are members of the defined benefit section of the pension scheme which is now closed to new entrants. Amendments have been made to pension policy and the operation of existing arrangements resulting from consideration of tax simplification legislation. These are detailed later in the report.

United Utilities Annual Report & Accounts 2006	43

Back to Contents

Directors’ remuneration report continued	Governance

Chart 1 sets out the forward policy for an executive director’s annual total reward. It shows both the current and revised/ proposed arrangements, effective from 2006/07, assuming shareholder approval is obtained where necessary. It is expressed in terms of the maximum reward opportunity. The impact of the changes from 2006/07 will increase the proportion of the maximum reward opportunity that is “at risk” from about 50 per cent to 56 per cent.

Chart 1: Executive directors’ annual total reward

Notes:

•	The figures represent the value of each element of the reward package relative to base pay.

•	Pension refers to the defined contribution scheme with a company contribution of 25 per cent of basic pay.

•	The maximum values apply only where maximum annual bonus is achieved and the performance share plan has paid out fully.

•	The revised value for the performance share plan assumes a dividend reinvestment value of seven per cent a year for each of the three years of the performance period.

The company expects executive directors and other senior executives to acquire and hold shares at least to the value of their basic salary within five years of appointment. To assist them in satisfying this minimum share ownership target, it may pay incentive awards partly or wholly in shares.

Detailed policy in relation to executive directors’ remuneration is set out below.

Executive directors’ remuneration 2005/06
Executive directors’ emoluments and the value of the long-term incentive vesting during 2005/06 are set out in table 19.

A – Salary
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

The following changes were made to the annual salaries of executive directors during the year:

Table 20: Executive directors’ salaries

	31 March	31 March
	2006	2005	Date of
	£’000	£’000	change

John Roberts	540.0	504.0	1 Sept 05
Philip Green	675.0	–	13 Feb 06
Simon Batey	371.0	346.5	1 Sept 05
Charlie Cornish	290.0	250.0	1 Sept 05
Tom Drury	310.0	285.0	9 May 05
Gordon Waters	315.0	294.0	1 Sept 05

Notes:

•	Philip Green was appointed to the board on 20 February 2006.

•	Tom Drury was appointed to the board on 9 May 2005.

Table 19: Executive directors’ emoluments and long-term incentive payments (audited information)

									Long-term incentive
									vesting during the
	Gross salary		Annual bonus		Other benefits		Total emoluments		year ended 31 March

	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

John Roberts	525.0	494.0	229.7	281.6	36.8	38.4	791.5	814.0	465.1	200.8
Philip Green	74.3	–	–	–	2.4	–	76.7	–	–	–
Simon Batey	360.8	339.6	179.5	193.6	18.4	18.6	558.7	551.8	310.1	163.3
Charlie Cornish	273.3	243.7	142.0	138.9	25.4	107.7	440.7	490.3	–	–
Tom Drury	277.5	–	103.9	–	14.5	–	395.9	–	–	–
Gordon Waters	306.3	288.2	143.5	164.3	28.8	28.5	478.6	481.0	237.7	114.9

Total	1,817.2	1,365.5	798.6	778.4	126.3	193.2	2,742.1	2,337.1	1,012.9	479.0

Notes:

•	Philip Green was appointed to the board on 20 February 2006.

•	Tom Drury was appointed to the board on 9 May 2005.

•	The value of the long-term incentive vesting during the year ended 31 March 2006 is based on the share price when the awards under the 2002/03 performance share plan were exercised. The awards relate to the three-year performance period which ended on 31 March 2005.

•	‘Other benefits’ include the taxable value of the car or car allowance, private fuel, medical insurance and life insurance element of pension benefits.

•	Charlie Cornish’s other benefits during the year ended 31 March 2005 included a non-pensionable salary supplement of £18,500 a year to compensate him for lost pension benefits from his previous employment and relocation costs of £72,458. The salary supplement ceased on 31 August 2005 when the company contribution to his defined contribution pension scheme was increased to 25 per cent of basic salary.

•	In addition to the amounts shown in the table, Tom Drury received a cash payment of £905,200 relating to an award granted in 2000 under a special incentive scheme in Vertex Data Science Limited which vested during the year ended 31 March 2006. This award was in substitution for grants under the group’s long-term incentive plans between 1999/2000 and 2003/04 inclusive and covered a period prior to his appointment to the board.

•	The ‘other benefits’ and ‘total emoluments’ for Gordon Waters for 2005 include an adjustment of £15,200 from the figures reported last year.

44	United Utilities Annual Report & Accounts 2006

Back to Contents

B – Annual bonus
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

(a) 2006/07
The remuneration committee has decided that, for the 2006/07 annual bonus plan, the maximum bonus will be 75 per cent of salary for executive directors and 60 per cent for other members of the executive leadership team. For executive directors, financial measures will account for bonus payments worth up to 50 per cent of salary. The financial measures will be group profit before exceptional items, interest and tax (PBEIT) and profit before exceptional items and tax (PBET) (weighted equally) and the major businesses’ PBEIT and PBET (weighted equally). The allocation of bonus to these measures varies by director and is indicated in table 21.

For the financial measures, one quarter of the maximum award becomes payable when the threshold target is met. Awards increase in value on a straight-line basis until half of the maximum award is payable for achieving an intermediate target midway between the threshold and stretch targets. Awards continue to increase in value on a straight-line basis between the intermediate and stretch targets, at which point the maximum award is payable. The stretch targets are demanding and achievement represents results which exceed expectations.

One third of the executive directors’ annual bonus, accounting for 25 per cent of salary, will depend on performance in other areas of the group’s activities and the achievement of individual objectives. Individual objectives account for 15 per cent bonus. 5 per cent bonus will be payable for achieving customer service targets. Performance in the Business in the Community’s (BitC) Corporate Responsibility Index (CRI), an authoritative and broad external benchmark of responsible business practice in relation to the environment and society, will account for 2.5 per cent for achieving a target of 96 per cent for the group’s score. A further 2.5 per cent per cent is allocated for achieving improvements in employee satisfaction measured by responses to questions in an externally conducted and verified employee opinion survey.

The executive directors’ annual bonus plan for 2006/07 is summarised in table 21.

(b) 2005/06
The financial measures to determine annual bonuses for 2005/06 were group PBEIT and PBET. The maximum bonus opportunity allocated to each of these targets was 24 per cent for the chief executive and finance director and 18 per cent for business managing directors who also had financial targets based on their own business’ PBEIT and PBET performance, each accounting for 6 per cent bonus. Non-financial targets accounted for up to 12 per cent of salary of which three per cent was based on the group score in the BitC CRI, three per cent on scores in the 2005/06 employee opinion survey and six per cent on the achievement of individual objectives.

Table 21: Executive directors’ annual bonus plan measures 2006/07

				Financial maximum award				Non-financial maximum award

	Group	UUNW	UUCS	Vertex	Customer	Corporate	Employee	Personal
	financials	financials	financials	financials	service	responsibility	satisfaction	objectives	Total
	%	%	%	%	%	%	%	%	%

Philip Green	35	–	7.5	7.5	5	2.5	2.5	15	75
Simon Batey/Tim Weller	35	–	7.5	7.5	5	2.5	2.5	15	75
Charlie Cornish	10	25	7.5	7.5	5	2.5	2.5	15	75
Tom Drury	10	7.5	7.5	25	5	2.5	2.5	15	75
Gordon Waters	10	7.5	25	7.5	5	2.5	2.5	15	75

Notes:

•	UUNW = United Utilities North West.

•	UUCS = United Utilities Contract Solutions.

•	Figures are percentage of salary.

•	The structure for other executives will follow that for the chief executive officer and chief financial officer except their maximum bonus will be 60 per cent of salary. Financial targets will account for 35 per cent bonus.

Table 22: Executive directors’ annual bonus plan outcome 2005/06

					Financial award						Non-financial award

					Corporate responsibility
	Group financials		Business financials		performance		Employee satisfaction		Personal objectives			Total

	Max.	Actual	Max.	Actual	Max.	Actual	Max.	Actual	Max.	Actual	Max.	Actual

John Roberts	48	39.25	–	–	3	3	3	1.5	6	0	60	43.75
Simon Batey	48	39.25	–	–	3	3	3	1.5	6	6	60	49.75
Charlie Cornish	36	29.44	12	12	3	3	3	1.5	6	6	60	51.94
Tom Drury	36	29.44	12	0	3	3	3	1.5	6	3.5	60	37.44
Gordon Waters	36	29.44	12	9.93	3	3	3	1.5	6	3	60	46.87

Note:

•	Figures are percentage of salary.

United Utilities Annual Report & Accounts 2006	45

Back to Contents

Directors’ remuneration report continued	Governance

The outcome of the 2005/06 annual bonus plan for executive directors is shown in table 22. The group PBET stretch target was achieved. The PBEIT stretch target was not achieved. This resulted in 81.77 per cent of the bonus relating to group financial performance being payable. The corporate responsibility target of 94 per cent was achieved (performance = 95.5 per cent). One of the employee-related targets (based on the results of the employee opinion survey) was achieved resulting in 1.5 per cent bonus being payable. The extent to which each director achieved their individual personal objectives is shown in table 22.

C – Other benefits
Directors are paid a car allowance of £14,000 a year or have the use of a company car of broadly equivalent cost, are reimbursed the cost of fuel for business and private use, and are provided with medical and life insurance and, if not a member of the defined benefit pension scheme, permanent health insurance.

D – Long-term incentives
Executive directors and other senior executives participate in the performance share plan. Awards are granted at the discretion of the plan’s trustee (United Utilities Employee Share Trust Limited) on the recommendation of the remuneration committee. Each year, participants may be awarded a right to acquire a maximum number of shares (or, at the discretion of the trustee, the cash equivalent) worth up to a percentage of their annual salary at the date of the award, at no cost to them. The number of shares awarded is based on the market price of a share at that time. The plan’s rules provide for a maximum award of 100 per cent of annual salary. However, annual awards made to date to directors have been limited to 80 per cent of salary. Awards to other executives range between 10 per cent and 60 per cent of salary. Grants are normally made within 42 days of the publication of results. The main grant occurs after the publication of the preliminary results. A subsequent grant may be made after the publication of the interim results for executives who have become eligible after the main grant has been made.

The proportion of the award that will vest depends on the group’s performance against specified targets over a performance period. This period is not less than three years, beginning at the start of the financial year during which the award is made. There is no re-testing if the performance criteria are not met.

To date, the performance criteria have been: the company’s total shareholder return (TSR) performance when compared with the TSR performance of a group of other companies; and underlying business performance.

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

The inclusion of appropriate companies in the comparator group is critical for relative performance to be meaningful. However, it is also important that the group should be of a reasonable size to avoid the performance of a few companies having a disproportionate impact on the outcome of the plan, to be able to accommodate changes in the comparator group and to avoid too high a leverage between the company’s relative position and the proportion of the award that vests. The remuneration committee reviews and determines the composition of the comparator group when awards are granted each year. It has the discretion to make subsequent adjustments to the group or the period over which relative TSR is measured during the performance period to maintain the integrity of the plan, for example, following a takeover bid or activity or merger/ demerger announcement. During the year, the remuneration committee considered the treatment of changes affecting companies in the comparator groups for awards made in 2003/04 and 2004/05.

No award will vest if the company’s TSR performance is below the median for the comparator group. If performance is between median and upper quartile, the proportion of the maximum number of shares in the award which will vest will be calculated on a straight-line basis between 33 per cent and 100 per cent. (It is proposed that with effect from the 2006/07 awards, the proportion vesting at median will be reduced to 25 per cent) External advisers regularly assess and report to the committee on the company’s TSR performance and ranking in the comparator group. Their report at the end of the performance period enables the committee to determine the extent to which this performance condition has been met.

The vesting of awards is also subject to the remuneration committee being satisfied that the company’s recorded TSR performance is consistent with underlying business performance. It may, therefore, materially change the level of award vesting. The committee tests whether this condition has been satisfied after the end of each performance period in accordance with the terms of each award. Reference may be made to actual against planned performance in key corporate financial measures. The committee takes account of the impact of the transition to International Financial Reporting Standards when assessing underlying business performance against the performance measures.

There is no automatic waiving of performance conditions if there is a change of control, capital reconstruction or winding up of the company. The extent (if any) to which awards will vest and any modifications of performance conditions are at the trustee’s discretion, with the consent of the remuneration committee.

When a participant’s employment terminates during a performance period and the reason falls within the ‘good leaver’ provisions of the plan, the vesting of an award is at the trustee’s discretion. If discretion is exercised, the maximum number of shares in an award is pro-rated to service in the performance period and vesting is subject to satisfying the performance conditions (modified if appropriate). Except in the case of the death of a participant, there is normally no early vesting of awards. Awards lapse where terminations during the performance period do not satisfy the good leaver provisions.

Participants normally have three months from the date the award vests in which to exercise their right to acquire the number of shares that have vested. Awards are normally satisfied by the transfer of shares from the trustee to participants. The trustee may periodically buy shares in the market to ensure that it can satisfy its liabilities when an award vests. These purchases are normally financed by the company making a loan to the trustee. The company takes account of the vesting timetable and likely scale of vesting in determining the financial assistance it provides for the trustee. The company reviews this arrangement from time to time to ensure its cost-effectiveness. Awards may also be satisfied by allotting shares. Details of the number of shares held by the trust at 31 May 2006 are given in the notes to table 14 on page 38.

46	United Utilities Annual Report & Accounts 2006

Back to Contents

(a) 2006/07 grant
The proposed 2006/07 awards to each director will be an option to acquire shares worth up to a potential value of 80 per cent of their annual salary at grant. It is expected the TSR comparator group will comprise the following 16 companies in addition to United Utilities: AMEC, AWG, Balfour Beatty, BG Group, British Energy, BT Group, Centrica, International Power, Kelda Group, National Grid, Northumbrian Water, Pennon Group, Scottish & Southern Energy, Scottish Power, Severn Trent and Viridian. The performance period will be 1 April 2006 to 31 March 2009. Awards will vest after the end of the performance period provided that the remuneration committee is satisfied that the company’s recorded TSR performance is consistent with the company’s underlying business performance. The proposed scale of vesting, based on 25 per cent of the award vesting at median and 100 per cent for upper quartile performance, is set out in table 23.

Table 23: 2006/07 grant proposed vesting scale

2006/07 plan

Comparator group size (No. of companies)		17

	% of max	% of
Ranking	award vesting	salary

1 to 4	100	80
5	92	73.6
6	75	60
7	58	46.4
8	42	33.6
9	25	20
10 or below	0	0

Note:

•	Subject to shareholder approval at the annual general meeting, it is proposed that the maximum number of shares in awards will be enhanced by the notional reinvestment of dividends.

(b) 2005/06 grant
During the year, option awards to a maximum value of 80 per cent of annual salary were made to directors in respect of the 2005/06 performance share plan The extent to which awards vest will be based on the company’s TSR performance relative to the comparator group of companies over the period 1 April 2005 to 31 March 2008. The TSR comparator group comprises the following 16 companies in addition to United Utilities: AMEC, AWG, BAA, Balfour Beatty, BG Group, BT Group, Centrica, International Power, Kelda Group, National Grid, Northumbrian Water, Pennon Group, Scottish & Southern Energy, Scottish Power, Severn Trent and Viridian. Awards will vest after the end of the performance period provided that the remuneration committee is satisfied that the company’s recorded TSR performance is consistent with the company’s underlying business performance.

(c) 2004/05 grant
Awards to a maximum value of 80 per cent of annual salary were made to directors in respect of the 2004/05 performance share plan. The extent to which awards vest will be based on the company’s TSR performance relative to the comparator group of companies over the period 1 April 2004 to 31 March 2007. The comparator group comprises the following 16 companies in addition to United Utilities: AMEC, AWG, BAA, Balfour Beatty, BG Group, BT Group, Centrica, International Power, Kelda Group, National Grid Transco, Northumbrian Water, Pennon Group, Scottish & Southern Energy, Scottish Power, Severn Trent and Viridian. In addition, three smaller companies, Bristol Water, East Surrey Holdings and International Energy Group, were included as a notional combined 17th company made up in proportion to their market capitalisations at the start of the performance period. During the year, as a result of takeover bids for East Surrey Holdings and International Energy Group, it was decided to retain the notional 17th company in the comparator group and United Utilities’ TSR performance relative to it compared from the beginning of the performance period until the day before the first takeover bid was announced. Awards will vest after 31 March 2007 provided that the remuneration committee is satisfied that the company’s recorded TSR performance is consistent with the company’s underlying business performance.

(d) 2003/04 grant
The extent to which awards vest is based in part on the company’s TSR performance relative to the comparator group of companies over the period 1 April 2003 to 31 March 2006. The comparator group comprises 15 companies in addition to United Utilities. British Energy delisted during 2004/05. It has been retained in the comparator group and United Utilities’ TSR Performance relative to it compared from the beginning of the performance period until the delisting. The test against measures of underlying business performance will take account of performance against the earnings per share, dividend cover and interest cover targets for 2005/06 set out in the group’s five-year business plan to 2007/08.

United Utilities Annual Report & Accounts 2006	47

Back to Contents

Directors’ remuneration report continued	Governance

The vesting scales for the three plans in operation at 31 March 2006 are set out in table 24.

Table 24: Performance share plan vesting scales

	2003/04 plan		2004/05 plan		2005/06 plan

Comparator group size (No. of companies)	16		18		17

	% of max		% of max		% of max
Ranking in comparator group	award vesting	% of salary	award vesting	% of salary	award vesting	% of salary

1 to 4	100	80	100	80	100	80
5	88	70.4	97	77.6	93	74.4
6	72	57.6	82	65.6	78	62.4
7	57	45.6	68	54.4	63	50.4
8	41	32.8	54	43.2	48	38.4
9	0	0	40	32	33	26.4
10 or below	0	0	0	0	0	0

The TSR performance at 31 March 2006 for each of the current plans is set out in table 25. The performance period for the 2003/04 plan ended on 31 March 2006. The percentage vesting shown in the table indicates the proportion of the maximum award which will vest during 2006/07 if the TSR performance is considered to be consistent with underlying financial performance. The performance periods for the 2004/05 and 2005/06 plans do not end until 31 March 2007 and 31 March 2008 respectively. The percentage vesting for those plans shown in the table are notional indications of the proportion of the maximum award which would vest if the specified ranking was the company’s position at the end of the respective performance period and was consistent with underlying business performance.

Table 25: Performance share plan TSR performance

	2003/04 plan			2004/05 plan			2005/06 plan

Performance period		1.4.03 to 31.3.06			1.4.04 to 31.3.07			1.4.05 to 31.3.08

Comparator group size
(No. of companies)			16			18			17

Date	Period TSR %	Ranking	% vesting	Period TSR %	Ranking	% vesting	Period TSR %	Ranking	% vesting

31.3.06	66.5	8	41	68.0	12	0	17.7	16	0

Note:

•	Period TSR is the cumulative total shareholder return from the beginning of the respective performance period until 31 March 2006.

Details of directors’ continuing scheme interests in the performance share plan, including those awarded during the year, are set out in table 26.

48	United Utilities Annual Report & Accounts 2006

Back to Contents

Table 26: Executive directors’ continuing scheme interests in the performance share plan (audited information)

								Contingent scheme		Contingent scheme		Contingent scheme
								interest at		interest awarded		interest at
						Award details		1 April 2005		during the year		31 March 2006

				Maximum value
				at award date		Market price
						of a share
		Award	Performance	% of		at award	Max. no.	Max. no.	Value	Max. no.	Value	Max. no.	Value
		date	period	salary	£’000	pence	of shares	of shares	£’000	of shares	£’000	of shares	£’000

John Roberts

	Ordinary					469.0	57,843	57,843	366.7	24,039	n/a	81,882	564.6
2003/04		29.9.03	1.4.03 to 31.3.06	80	360.0
	A shares					276.0	32,135	32,135	145.6	(32,135)	n/a	–	–

	Ordinary					527.0	51,885	51,885	328.9	21,562	n/a	73,447	506.4
2004/05		18.8.04	1.4.04 to 31.3.07	80	384.0
	A shares					341.25	28,825	28,825	130.6	(28,825)	n/a	–	–

2005/06	Ordinary	30.6.05	1.4.05 to 31.3.08	80	403.2	657.5	61,324	–	–	61,324	403.2	61,324	422.8

Total					1,147.2				971.8	106,925	403.2	216,653	1,493.8

Philip Green

2005/06	Ordinary	13.2.06	1.4.05 to 31.3.08	80	540.0	688.5	78,432	–	–	78,432	540.0	78,432	540.0

Total					540.0		78,432	–	–	78,432	540.0	78,432	540.0

Simon Batey

	Ordinary					469.0	38,556	38,556	244.4	16,023	n/a	54,579	376.3
2003/04		29.9.03	1.4.03 to 31.3.06	80	240.0
	A shares					276.0	21,420	21,420	97.0	(21,420)	n/a	–	–

						547.0	35,658	35,658	226.1	14,819	n/a	50,477	348.0
2004/05	Ordinary	30.6.04	1.4.04 to 31.3.07	80	264.0
	A shares					347.75	19,810	19,810	89.7	(19,810)	n/a	–	–

2005/06	Ordinary	30.6.05	1.4.05 to 31.3.08	80	277.2	657.5	42,160	–	–	42,160	277.2	42,160	290.7

Total					781.2				657.2	73,002	277.2	147,216	1,015.0

Charlie Cornish

						490.0	28,710	28,710	182.0	11,931	n/a	40,641	280.2
2003/04	Ordinary	7.1.04	1.4.03 to 31.3.06	80	188.0
	A shares					297.0	15,950	15,950	72.3	(15,950)	n/a	–	–

	Ordinary					547.0	25,407	25,407	161.1	10,558	n/a	35,965	248.0
2004/05		30.6.04	1.4.04 to 31.3.07	80	188.0
	A shares					347.75	14,115	14,115	63.9	(14,115)	n/a	–	–

2005/06	Ordinary	30.6.05	1.4.05 to 31.3.08	80	200.0	657.5	30,419	–	–	30,419	200.0	30,419	209.7

Total					576.0				479.3	52,908	200.0	107,025	737.9

Tom Drury

						547.0	21,888	21,888	138.8	9,096	n/a	30,984	213.6
2004/05	Ordinary	30.6.04	1.4.04 to 31.3.07	60	162.0
	A shares					347.75	12,160	12,160	55.1	(12,160)	n/a	–	–

2005/06	Ordinary	30.6.05	1.4.05 to 31.3.08	80	248.0	657.5	37,719	–	–	37,719	248.0	37,719	260.1

Total					410.0				193.9	46,815	248.0	68,703	473.7

Gordon Waters

	Ordinary					469.0	29,565	29,565	187.4	12,286	n/a	41,851	288.6
2003/04		29.9.03	1.4.03 to 31.3.06	80	184.0
	A shares					276.0	16,425	16,425	74.4	(16,425)	n/a	–	–

	Ordinary					547.0	30,258	30,258	191.8	12,574	n/a	42,832	295.3
2004/05		30.6.04	1.4.04 to 31.3.07	80	224.0
	A shares					347.75	16,810	16,810	76.1	(16,810)	n/a	–	–

2005/06	Ordinary	30.6.05	1.4.05 to 31.3.08	80	235.2	657.5	35,772	–	–	35,772	235.2	35,772	246.6

Total					643.2				529.7	60,632	235.2	120,455	830.5

Notes:
•	The values shown for 1 April 2005 have been calculated using the mid-market price of a share at close of business on that date (634 pence (ordinary share) and 453 pence (‘A’ share)).
•	The values shown for 31 March 2006 have been calculated using the mid-market price of an ordinary share at close of business on that date of 689.5 pence.
•	The contingent scheme interest awarded during the year for the 2003/04 and 2004/05 awards was an adjustment in the number of shares in awards to take account of the second stage of the rights issue. The number of ordinary shares increased by a factor of 1.41559048 and the number of “A” shares reduced to zero. This reflects the position of shareholders taking up their rights and took account of the subscription cost.
•	The market price of a share at award is the mid-market price of an ordinary or ‘A’ share at close of business on the last trading day immediately prior to the award date. This is used to calculate the maximum number of shares comprised in the award.
•	John Roberts’ 2004/05 award was part of a special grant to five executives whose awards could not be made until a rule change relating to retirement had been approved at the 2004 annual general meeting. The market prices of an ordinary and ‘A’ share at the date of their awards were 527.0 pence and 341.25 pence respectively. However, as disclosed in the note accompanying the resolution to the annual general meeting, to ensure that the beneficiaries of the rule change were treated neither more nor less favourably than participants in the main grant, the maximum number of shares in their awards was calculated using the market prices of 547.0 pence (ordinary share) and 347.75 pence (‘A’ share) applicable to the main grant.
•	Philip Green’s 2005/06 award was granted on the date he joined the group.
•	Details of the criteria used for grants under the performance share plan are on pages 46 and 47. Tom Drury’s 2004/05 award was granted prior to his joining the board. The performance conditions for the 2004/05 award set out on page 47 apply to 50 per cent of his award. The vesting of the other 50 per cent is subject to performance against cumulative EBITA and average ROCE targets over the three years from 1 April 2004 to 31 March 2007 set out in the business plan for Vertex Data Science Limited agreed immediately before the start of the performance period. There is a sliding scale of vesting.

United Utilities Annual Report & Accounts 2006	49

Back to Contents

Directors’ remuneration report continued	Governance

(e) 2002/03 grant
During the year, awards granted under the 2002/03 plan vested. The extent to which awards vested was based on the company’s TSR performance relative to the comparator group of companies over the period 1 April 2002 to 31 March 2005. At the beginning of the performance period the comparator group comprised the following 18 companies in addition to United Utilities: AWG, BAA, BG Group, Boots Company, British Energy, Centrica, International Power, J Sainsbury, Kelda Group, Lattice Group, Morrisons, National Grid Group, Safeway, Scottish & Southern Energy, Scottish Power, Severn Trent, Tesco and Viridian. Lattice Group was subsequently excluded from the comparator group following its merger with National Grid Group. National Grid Group continued as National Grid Transco. The takeover bid for Safeway and the delisting of British Energy occurred after the first three months of the performance period. Both were retained in the comparator group.

United Utilities’ TSR performance relative to them was compared from the beginning of the performance period until the day before the takeover activity announcement (Safeway) and the de-listing (British Energy).

United Utilities’ TSR for the performance period was 39.9 per cent which placed it fifth out of 18, resulting in 97 per cent of the maximum award vesting and three per cent lapsing. The remuneration committee was satisfied that the TSR performance was consistent with the company’s underlying business performance. In particular, performance exceeded the earnings per share, dividend cover and interest cover targets for 2004/05 set out in the group’s five-year business plan to 2006/07. The awards, therefore, vested in accordance with the company’s relative TSR performance. Further details of directors’ scheme interests in the performance share plan, vested during the year, are set out in table 27.

Table 27: Executive directors’ scheme interests in the performance share plan vested during the year (audited information)

									Contingent
									scheme
									interest	Contingent
								Contingent	lapsed	scheme interest
							scheme interest		during	vested during		Value of award
					Award details		at 1 April 2005		the year	the year		at exercise

					Market							Market
				Max value	price							price of a
				at award	of a share							share at
	Award	Performance	% of	date	at award	Max. no.	Max. no.	Max. value	No. of	No. of	Value	exercise	Value
	date	period	salary	£’000	pence	of shares	of shares	£’000	shares	shares	£’000	Pence	£’000

John Roberts

2002/03	1.10.02	1.4.02 to
		31.3.05	80	360.0	587.5	61,276	70,872	449.3	2,127	68,745	470.9	676.62	465.1

Simon Batey

2002/03	1.10.02	1.4.02 to
		31.3.05	80	240.0	587.5	40,851	47,248	299.6	1,418	45,830	313.9	676.62	310.1

Gordon Waters

2002/03	1.10.02	1.4.02 to
		31.3.05	80	184.0	587.5	31,319	36,224	229.7	1,087	35,137	240.7	676.62	237.7

Notes:
•	The market price of a share at award is the mid-market price of a share (unadjusted for the rights issue) at close of business on the last trading day immediately prior to the award date. This is used to calculate the maximum number of shares comprised in the award.
•	The maximum number of shares comprising the contingent scheme interest at 1 April 2005 incorporates an adjustment to take account of the rights issue. The values of shares comprising awards based on the last quoted cum-rights share price of 531.5 pence was divided by the theoretical ex-rights price of 459.54 pence to determine the revised numbers of shares shown above.
•	The maximum values shown for 1 April 2005 have been calculated using the mid-market price of a share of 634 pence at close of business on that date.
•	Awards vested on 6 June 2005 in respect of 97 per cent of the maximum number of shares under option and lapsed in respect of three per cent. The values for scheme interests vesting during the year have been calculated using the mid-market price of a share of 685 pence on close of business on that date.
•	The above awards were granted as ‘option awards’, whereby the participant is granted an option to acquire the number of shares which vests under the plan. The options were exercisable over a period of three months from the vesting date. No consideration was payable by the executives either upon grant of the option award or upon the subsequent exercise of the option. Simon Batey, John Roberts and Gordon Waters exercised their options on 6 June 2005 over all of the shares that vested.

50	United Utilities Annual Report & Accounts 2006

Back to Contents

Performance graph
Chart 2 compares the company’s annual total shareholder return (TSR) performance for the past five years against the FTSE 100 Index. This index was chosen as it is the most appropriate broad equity market index. This comparison also supplements the information on the group’s TSR performance relative to the comparator groups in the performance share plan. The TSR indices used in the chart have been calculated in accordance with the Directors’ Remuneration Report Regulations 2002 relative to a base date of 31 March 2001.

Chart 2: Total shareholder return
Source: Thompson Financial

Share options
Grants of executive share options were made under the company share option plan 1999 up to and including 2002. From 2003, awards under the performance share plan have replaced further grants of executive share options.

Executive directors are eligible to participate in the all-employee SAYE scheme (ShareSave). Neither the award nor the exercise of ShareSave options is dependent upon the satisfaction of performance conditions. The last grant of options was ShareSave 2004. Details of their interest in ShareSave options and Tom Drury’s interest in executive share options are shown in table 28.

Table 28: Directors’ interests in options (audited information)

					Exercise price
	At 1 April	Granted/(lapsed)	Exercised	At 31 March	per share	First date	Last date
	2005	during the year	during the year	2006	pence	exercisable	exercisable

Simon Batey

ShareSave 2004	1,751	–	–	1,751	396.0 p	01.03.2007	31.08.2007

Total	1,751	–	–	1,751

Tom Drury

ShareSave 2003	303	–	303	–	423.66 p	01.03.2006	31.08.2006

Executive share options	3,469	–	3,469	–	505.36 p	20.12.1998	19.12.2005

Total	3,772	–	3,772	–

Gordon Waters

ShareSave 2002	2,648	–	–	2,648	432.3 p	01.03.2007	31.08.2007

ShareSave 2003	382	–	382	–	423.66 p	01.03.2006	31.08.2006

Total	3,030	–	382	2,648

Notes:
•	The mid-market price of a share on 31 March 2006 was 689.5 pence and the range in the year was 612 pence to 700 pence.
•	No amount is payable by a participant for the grant of an option.
•	Except for ShareSave 2004, the number of shares under option at 1 April 2005 and 31 March 2006 and the exercise prices reflect adjustments to take account of the rights issue.
•	The aggregate notional gain made by directors on the exercise of options during the year (based on the difference between the mid-market price of a share on the day on which options were exercised and the exercise price) was £7,852 (2005: £9,525).

United Utilities Annual Report & Accounts 2006	51

Back to Contents

Directors’ remuneration report continued	Governance

Executive directors’ shareholdings
Executive directors are expected to build up and retain a target shareholding equal to the value of their basic salary, normally within five years of appointment. Performance share plan awards are delivered in shares and executives can retain all the shares that vest if they make a cash payment to meet their PAYE statutory liabilities. The company prefers a flexible approach to the accumulation of a shareholding, which takes account of individual circumstances, and has decided not to require executives to retain a proportion of shares which vest under its incentive plans. Executive directors’ interests in shares, as at 31 March 2006, are listed in table 14 of the directors’ report on page 38. The value of these interests relative to their yearly salaries are shown in table 29 below.

Matched share investment scheme for Philip Green
Philip Green commenced employment with the company on 13 February 2006 and was appointed as a director of the company on 20 February 2006.

As part of the terms of his recruitment, the company has agreed to establish a matched share investment scheme. This is a long-term incentive scheme under which Philip Green is the sole participant. Full details of the scheme are set out below. The arrangement was introduced specifically to facilitate Philip Green’s recruitment. The company considered the circumstances of his recruitment were such that it was important and necessary to introduce these arrangements to attract him as the new chief executive officer and to retain him up to and beyond the implementation of the next regulatory reviews.

Philip Green first became eligible to participate in the scheme upon commencement of his employment on 13 February 2006.

The principal terms are:

•	he agreed to acquire, at the start of his contract and at his expense, shares in the company to the value of his annual salary and has invested in 100,000 shares in the company, (“Investment Shares”);

•	the company has agreed to match the Investment Shares on a one for one basis by making a matching share award which will take the form of a nil cost option over 100,000 shares in the company (“Matched Shares”);

•	the exercise price payable under the option shall be zero;

•	in normal circumstances, the option will be capable of being exercised by Philip Green at the end of a five year period commencing from the date he joined the company provided that:
(a)	he has maintained throughout this period a shareholding in the company of at least the number of Investment Shares; and

(b)	he remains an employee within the group for the whole of the five-year period;

•	the number of shares subject to the matching share award will be increased by the notional reinvestment of dividends payable on the Matched Shares over the course of the five-year period;

•	in the event that Philip Green ceases to be an employee because of ill health or there is a change of control at any time during this five-year period, or he is dismissed without cause during years four and five, the number of shares over which his matching share award (including those notionally added by way of dividend reinvestment as mentioned above) may be exercised will be reduced on the basis of a time pro-rating depending on how much of the five-year period has elapsed as at the date of such cessation of employment or change of control;

•	the matching award will be exercisable for a period of six months after the end of the five-year period and will lapse if not exercised by then. This period may be extended if Philip Green is prevented from exercising because of restrictions in place under the model code operated by the company;

•	the matching share award will not be capable of assignment and until it is exercised, Philip Green will have no right to vote in respect of the shares subject to the matching share award;

•	shares transferred pursuant to the exercise of the matching share award will rank pari passu in all respects with the shares in the company already in issue; and

•	in the event of any increase or variation in the share capital of the company, the remuneration committee may recommend such adjustment to the matching share award as it considers reasonable.

The provisions under the scheme for Philip Green which relate to:

•	the person to whom the matching share award may be made;

•	the limits on the number of shares which may be used under the scheme;

•	the maximum entitlement of Philip Green;

•	the basis for determining Philip Green’s entitlement to the matching share award or shares pursuant to it; and

•	the basis for determining the adjustment of the matching share award granted under the scheme following any increase or variation in the share capital of the company

Table 29: Executive directors’ shareholdings

			Value of
		Value of	shareholding
	Yearly salary at	shareholding at	relative to yearly
	31 March 2006	31 March 2006	salary	Target to be
	£’000	£’000%		achieved by

John Roberts	540.0	1,301.6	241.0	1 September 2004
Philip Green	675.0	680.7	100.8	13 February 2011
Simon Batey	371.0	863.1	232.6	1 April 2005
Charlie Cornish	290.0	2.3	0.8	27 January 2009
Tom Drury	310.0	152.7	49.2	9 May 2010
Gordon Waters	315.0	517.5	164.3	1 June 2002

Note:
• The value of the shareholding is based on a share price of 680.7 pence. This is the share price averaged over the final three months of the financial year.

52	United Utilities Annual Report & Accounts 2006

Back to Contents

cannot be amended to the advantage of Philip Green without the prior approval of the shareholders in General Meeting (except for minor amendments to benefit the administration of the long-term incentive scheme, to take into account any change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for Philip Green or the company or members of its group).

The benefits to Philip Green under the scheme are not pensionable.

The company believes that this arrangement and particularly the time period it relates to, which extends beyond the implementation of the next regulatory reviews, is a forceful alignment of interests between Philip Green and shareholders.

Pension arrangements
Several pension schemes operate within the group. The group, with trustee agreement where required, has made the rule changes necessary to ensure that the schemes qualify as registered pension schemes under the new legislative regime. The executive directors are all members of the United Utilities Pension Scheme (UUPS).

The remuneration committee recognises that pension is an important but potentially costly element of remuneration. Decisions have previously been made to close entry to the defined benefit section of UUPS to newly-recruited directors and other senior executives, not to introduce any new unfunded unapproved arrangements to provide pension benefits above those approved by HM Revenue & Customs and to close entry to the defined benefit executive section (which provides enhanced benefits for existing scheme members).

Newly-recruited executive directors may join the defined contribution section of UUPS. They may make a regular contribution of up to seven per cent of basic pay and may make additional voluntary contributions. The company contributes up to 25 per cent of basic pay.

Changes to pensions policy
During the year the remuneration committee considered further the group’s pensions policy, in particular in relation to the potential impact of legislative changes introduced in April 2006. It made or re-affirmed the following decisions:

•	no compensation will be paid to a member in respect of additional tax payable on benefits paid by the pension scheme from funds in excess of the lifetime allowance;

•	when executives reach the lifetime allowance they will be given the choice of continuing to accrue benefits within the pension scheme (and pay the higher tax charge) or be paid a cash allowance instead of accruing further pension benefits;

•	at 6 April 2006 seven current executives had unfunded arrangements. All are members of the defined benefit section of UUPS. They have been given three months from 6 April 2006 to decide whether to transfer the value of part or all of their accrued unfunded benefit into the registered pension scheme or continue with the unfunded arrangement. They may also choose whether all future fund accrual should be within the registered scheme or any benefits in excess of those generated within the lifetime allowance should accrue under the unfunded arrangement or whether they wish to be paid a cash allowance instead of accruing pension benefits in the pension scheme or the unfunded arrangement when they reach the lifetime allowance;
•	cash allowances would be paid as a percentage of salary. They would be based on the maximum employer contribution of either the standard 14 per cent or enhanced 25 per cent, where appropriate, for members of the defined contribution section or an average employer’s contribution of 28 per cent for members of the defined benefit section. These percentages are to be adjusted so that cash allowances do not result in increased cost to the group. Currently, this results in cash allowances of 12 per cent (standard defined contribution), 22 per cent (enhanced defined contribution) and 25 per cent (defined benefit); and

•	from 6 April 2006, the directors’ regular contribution rates are levied on their pensionable pay, provided the amount for the year, when added to the company’s contribution, does not exceed the annual allowance. In 2005/06, their regular contributions were limited to £15,840 a year which was 15 per cent of the earnings cap.

Directors’ pension arrangements
Philip Green and Charlie Cornish are members of the defined contribution section. Philip Green contributes three per cent of basic salary. The company contributes six per cent of basic salary to the pension scheme and an additional 19 per cent to his private pension plan. Charlie Cornish contributes seven per cent and the company contributes 25 per cent of his basic salary to the pension scheme. The normal pension age is 65.

Simon Batey, Tom Drury and Gordon Waters are members of the defined benefit section which is now closed to new executives. John Roberts was a member until his retirement on 31 March 2006. The scheme provides a pension for them on normal retirement at age 60 based on a maximum accrual rate of 1/30th of pensionable earnings for each completed year of service. The maximum pension is two-thirds of pensionable earnings. Early retirement is possible from age 50 if the company agrees. In the event of early retirement, pension benefits are actuarially reduced. Simon Batey contributes five per cent and Tom Drury and Gordon Waters six per cent of their pensionable pay to the pension scheme. John Roberts contributed five per cent. In 2005/06, their contributions were subject to a maximum of £15,840, which was 15 per cent of the earnings cap. Pension benefits are calculated on basic salary only. Tom Drury and Gordon Waters previously had a contractual entitlement to a pensionable bonus. Their bonus is no longer pensionable. To partially offset the reduction in their pensionable pay calculation, their pension benefits are based on notional pensionable pay of 1.225 and 1.3 times their basic pay respectively.

Unfunded unapproved pension arrangements
Arising from previous policy, the company put in place unfunded unapproved arrangements for John Roberts, Simon Batey, Tom Drury and Gordon Waters (and a limited number of other senior executives), the intention of which was to provide pension benefits calculated on the same basis as for executives whose pensionable earnings were not limited by the earnings cap.

At 31 March 2005, there were 26 unfunded arrangements in place. Ten related to current executives, five to deferred pensioners and 11 to pension benefits in payment. During the year, the committee decided to offer to deferred pensioners and those in receipt of pension benefits the option to transfer within three months from 6 April 2006 part or all of their unfunded arrangement to the registered pension scheme. Those in receipt of pension benefits have also been offered until 6 July 2006 the facility to exchange their ongoing unfunded benefits for a cash lump sum.

United Utilities Annual Report & Accounts 2006	53

Back to Contents

Directors’ remuneration report continued	Governance

Table 30: Executive directors’ pension benefits (defined benefit scheme) (audited information)

	Accumulated total accrued									Accumulated total accrued
	pension at 1 April 2005				Increase in accrued pension during the year					pension at 31 March 2006

						Transfer value		Total change
						of increase		in transfer value
			Increase net		Member	(net of member		(net of member
		Transfer value	of inflation		contributions	contributions)		contributions)			Transfer value
	£’000 p.a.	£’000	£’000 p.a.	(1)	£’000	£’000	(2)	£’000	(3)	£’000 p.a.	£’000

John Roberts	91.9	1,682.4	21.2		15.8	437.3		704.1		115.2	2,402.3
Simon Batey	56.6	781.5	14.3		15.8	214.5		364.1		72.2	1,161.4
Tom Drury	105.0	1,062.4	15.9		15.8	181.5		446.1		123.3	1,524.3
Gordon Waters	111.2	1,977.8	18.7		15.8	359.4		657.4		132.4	2,651.0

Notes:
•	Pension accruals shown are the amounts that would be paid annually on retirement based on service to the end of the year, or date of leaving employment or retirement if earlier.
•	Transfer values have been calculated in accordance with version 8.1 of guidance note GN11 issued by the actuarial profession.
•	The transfer value of the net increase in pension (2) represents the incremental value to the director of his service during the year, calculated on the assumption that service terminated at the year end, or at the date of leaving employment or retirement if earlier. It is based on the accrued pension increase (1) and is calculated after deducting the director’s contribution.
•	The change in the transfer value (3) includes the effect of fluctuations in the transfer value due to factors beyond the control of the company and directors, such as stock market movements. It is calculated after deducting the director’s contribution.
•	Voluntary contributions paid by directors and resulting benefits are not shown.
•	The transfer value represents a liability of the company to make pension payments in the future but not a sum paid to the individual.
•	Although Tom Drury was appointed to the board on 9 May 2005, the figures in the table reflect the change in respect of the full year.

By 31 March 2006 five former executives had taken up the offer of a cash lump sum resulting in payments totalling £2,805,700. At that date, there were 22 unapproved arrangements in place. Nine related to current executives, four to deferred pensioners and nine to pension benefits in payment. The offer to exchange benefits for a cash lump sum will also be made to current executives with unfunded arrangements for a time-limited period when their benefits first become payable.

Further information on payments made during the year and the total cost of the unfunded arrangements is given in note 19 to the accounts.

Directors’ accrued pension benefits
The pension benefits earned by directors in the defined benefit scheme during the year are shown in table 30.

During the year ended 31 March 2006, the company paid contributions for Charlie Cornish totalling £56,875 (2005: £34,125) to the defined contribution section of UUPS.

The total amounts set aside or accrued by the company or its subsidiaries in 2005/06 to provide pension, retirement or similar benefits for all directors and members of the executive leadership team as a group was £2,892,427.

Contracts of service and compensation for termination
The company’s policy is that the executive directors and executive officers normally have one-year notice periods. The company may offer a longer notice period if it considers that necessary to recruit a new director or executive officer. If it offers an initial notice period of more than one year, it will usually reduce that to a rolling one-year notice period after the initial period has expired. Philip Green’s contract provides for an initial notice period of 24 months which will reduce to 12 months’ rolling notice after one year’s service. The other current executive directors have one-year notice periods.

Contracts terminate automatically upon the director reaching age 65 (Simon Batey, Tom Drury and Gordon Waters: 60) unless the company agrees that a director may continue to work after attaining that age. No special arrangements apply if there is a change of control.

Service contracts do not provide explicitly for termination payments (other than for holidays due but not taken), liquidated damages or payments in lieu of notice. If a contract is to be terminated, the remuneration committee will, in each circumstance, determine the compensation that may be paid, normally by reference to fixed elements of remuneration and the notice period. There is no automatic entitlement to payments under the annual bonus or performance share plan. Any annual bonus payment is at the discretion of the company; performance share plan vesting is at the discretion of the trustees based on a recommendation from the remuneration committee. A payment will not normally be made unless the termination is for a ‘good leaver’ reason such as retirement or because of ill health, or there are other special circumstances. Payments are then pro-rated and subject to the performance conditions on which awards were granted (modified if appropriate) being satisfied.

The committee will apply such mitigation it considers is fair and reasonable. It will take into account the best practice provisions of the Combined Code and will take legal advice on the company’s liability to pay compensation. Its policy is to take a robust line on reducing compensation. It may phase payments to reflect a departing employee’s obligation to mitigate loss. The committee reviews this policy each year. No changes were made during the year. Details of directors’ and senior managers’ contracts are set out in table 31.

Simon Batey will be leaving the company on 31 July 2006. His contract provides for a notice period of one year in line with company policy. It is anticipated that he will continue to work for the company and be paid normally in accordance with his contract until the end of July 2006 to provide the opportunity to effect a smooth transition. Thereafter, he will not be required to work the balance of his notice period. His pension benefits will be calculated as if he had worked for the company until 31 January 2007 and his life and medical cover will continue until that date. He will receive a cash lump sum of £192,500 (less statutory deductions as appropriate) in lieu of the balance of his basic pay and car allowance. His annual bonus and performance share plan awards for 2004/05 and 2005/06 will be pro-rated in accordance with the rules of those plans and remain subject to the performance conditions associated with them.

54	United Utilities Annual Report & Accounts 2006

Back to Contents

Table 31: Executive directors’ and senior managers’ service contracts as at 31 March 2006

		Unexpired term
	Date of contract	(to 60th birthday*)	Notice period	Contractual compensation upon early termination

Philip Green	13.02.06	12.05.18	Initially 24 months reducingto 12 months (rolling) afterone year’s service	No explicit provision (other than payment for outstanding holidays)

John Roberts	01.09.99	–	12 months (rolling)	No explicit provision (other than payment for outstanding holidays)

Simon Batey	01.04.00	–	12 months (rolling)	No explicit provision (other than payment for outstanding holidays)

Charlie Cornish	05.01.04	30.11.24	12 months (rolling)	No explicit provision (other than payment for outstanding holidays)

Tom Drury	09.05.05	14.09.21	12 months (rolling)	No explicit provision (other than payment for outstanding holidays)

Gordon Waters	01.03.96	06.06.07	12 months (rolling)	No explicit provision (other than payment for outstanding holidays)

Linda Booth	01.01.03	09.10.12	12 months (rolling)	No explicit provision (other than payment for outstanding holidays)

Ian Priestner	16.10.00	20.04.17	12 months (rolling)	No explicit provision (other than payment for outstanding holidays)

Tim Rayner	01.04.98	04.08.20	12 months (rolling)	No explicit provision (other than payment for outstanding holidays)

Notes:
•	The unexpired terms for Philip Green and Charlie Cornish are to their 65th birthdays.
•	John Roberts retired on 31 March 2006.
•	Simon Batey will be leaving the company on 31 July 2006.
•	Ian Priestner left the company on 30 April 2006.

SENIOR MANAGERS

During the year, the aggregate amount of emoluments paid to senior managers (see page 37) was £1,509,504 (2005: £2,245,355). This includes basic pay, benefits in kind and annual bonuses earned and accrued in the year to 31 March 2006. Details of their emoluments for the year are included, on a banded basis, in table 32.

Table 32: Senior managers’ emoluments

Total emoluments £’000

1	450.0+
–	350.0 – 449.9
2	250.0 – 349.9
2	<250.0

Notes:
•	The above table includes data for Tom Drury prior to his appointment to the board on 9 May 2005 and Hugh Logan who left the company on 26 February 2006.

Approved by the board of directors on 31 May 2006 and signed on its behalf by

David Jones
Remuneration committee chairman

United Utilities Annual Report & Accounts 2006	55

Back to Contents

Corporate governance report	Governance

The Combined Code
United Utilities PLC is subject to the Combined Code on Corporate Governance as updated in 2003 (the ‘Combined Code’). Throughout the year, the board has complied fully with the revised Combined Code and this report, together with the remuneration report on pages 41 to 55, give details of how these principles have been applied.

The board of directors

“Every company should be headed by an effective board, which is collectively responsible for the success of the company.” (Combined Code principle A.1)

The board is scheduled to meet ten times each year with additional meetings called if required. The board has a formal schedule of matters reserved to it, which ensures that it takes all major strategy, policy and investment decisions affecting the group. In addition, it is responsible for business planning and risk management and for the development of group policies including such areas as health and safety, directors’ and senior managers’ remuneration and on social, environmental and ethical issues. Attendance by individual directors at scheduled meetings of the board and its committees during the year ended 31 March 2006 is shown in table 33 and full biographical details of the directors can be found on pages 35 to 37.

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

The group’s governance structure ensures that all decisions are made by the most appropriate people in such a way that the decision-making process itself does not unnecessarily delay progress. The board has formally delegated specific responsibilities to board committees, including the audit (see page 60), remuneration (see page 42), nomination (see ‘Appointments to the board’ on page 57), approvals and treasury committees. All board committees are provided with sufficient resources to undertake their duties.

The approvals committee considers and approves expenditure and investment proposals within limits delegated by the board. Its members are the executive directors and the company secretary.

The treasury committee considers and approves borrowing, leasing, bonding and other banking facilities within limits set by the board. Its members are the chairman and the executive directors together with, for more significant or complex transactions, one other non-executive director.

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

The company maintains an appropriate level of directors’ and officers’ insurance.

Chairman and chief executive officer

“There should be a clear division of responsibilities at the head of the company between the running of the board and the executive responsibility for the running of the company’s business. No one individual should have unfettered powers of decision.” (Combined Code principle A.2)

Separate individuals have been appointed to the positions of chairman and of the chief executive officer. The board has agreed clearly defined responsibilities for the roles and has adopted a set of guiding principles to govern the relationship between them. The chairman is primarily responsible for the working of the board. The chief executive officer is responsible for running the group’s business and for implementing board strategy and policy.

Board balance and independence

“The board should include a balance of executive and non-executive directors (and in particular independent non-executive directors) such that no individual or small group of individuals can dominate the board’s decision taking.” (Combined Code principle A.3)

The board aims to maintain a balance of executive and non-executive directors and, at the date of adoption of this statement, comprises the chairman, five executive directors and seven non-executive directors determined by the board to be independent in accordance with the Combined Code. The directors have a wide and diverse range of business and other experience and expertise.

The Code does not regard the chairman as being independent in view of his unique role in corporate governance although, were he not chairman, Sir Richard Evans would satisfy the independence criteria laid down by the Code. Taking into account the provisions of the Code, the board has determined that all of the non-executive directors are independent and free from any business or other relationship which could compromise their independent judgement. In particular, the board has determined that Sir Peter Middleton remains independent, notwithstanding that he has served on the board for more than nine years. Andrew Pinder remains independent, notwithstanding that he received additional remuneration during the year under review as a non-executive director of Vertex, from which he retired on 31 March 2006. In making these determinations, the board took into account their breadth of experience, their financial independence and their other business interests.

Sir Peter Middleton has been appointed as senior independent director. The senior independent director would be available to shareholders if they have concerns which contact through the normal channels has failed to resolve or for which such contact is inappropriate. The terms of reference for the senior independent director are available on the company’s website but include: the authority to call a meeting of the non-executive directors if, in his opinion, it is necessary; to lead a meeting of the non-executive directors without the chairman present at least annually to appraise the chairman’s performance; and to attend sufficient meetings with a range of major shareholders to listen to their views in order to help develop a balanced understanding of their issues and concerns.

56	United Utilities Annual Report & Accounts 2006

Back to Contents

Table 33: Attendance by individual directors at scheduled meetings of the board in the year to 31 March 2006

		Board		Audit		Nomination		Remuneration

	Possible	Actual	Possible	Actual	Possible	Actual	Possible	Actual

Philip Green	2	2	n/a	n/a	0	0	n/a	n/a
John Roberts	10	10	n/a	n/a	6	5	n/a	n/a
Simon Batey	10	10	n/a	n/a	n/a	n/a	n/a	n/a
Charlie Cornish	10	10	n/a	n/a	n/a	n/a	n/a	n/a
Tom Drury	9	9	n/a	n/a	n/a	n/a	n/a	n/a
Gordon Waters	10	10	n/a	n/a	n/a	n/a	n/a	n/a
Sir Richard Evans	10	10	n/a	n/a	6	6	n/a	n/a
Norman Broadhurst	10	9	4	4	6	5	6	6
Paul Heiden	5	4	2	2	4	3	3	3
David Jones	10	9	4	3	6	4	6	5
Sir Peter Middleton	10	9	4	2	6	5	6	5
Jane Newell	10	9	4	4	6	6	6	6
Andrew Pinder	10	9	2	1	6	6	6	6
Nick Salmon	10	9	4	3	6	6	6	4
John Seed	4	4	2	2	1	1	3	3

Notes:
•	Tom Drury was appointed as a director on 9 May 2005.
•	Nick Salmon was appointed as a non-executive director on 4 April 2005.
•	John Seed retired as a non-executive director on 29 July 2005.
•	Paul Heiden was appointed as a non-executive director on 5 October 2005.
•	John Roberts retired as the chief executive officer and as a director on 31 March 2006.
•	Philip Green was appointed as a director on 20 February 2005 and as the chief executive officer on 31 March 2006.

Appointments to the board

“There should be a formal, rigorous and transparent procedure for the appointment of new directors to the board.” (Combined Code principle A.4)

The board has constituted a nomination committee which meets at least once each year and otherwise as required. The committee considers and makes recommendations to the board on the composition, balance and membership of the board. Its members are the non-executive directors, including the chairman (who is chairman of the committee, although the chairman will not chair the committee when the committee deals with the appointment of a successor to the chairmanship) together with the chief executive officer. As such, the majority of the members of the committee are non-executive directors determined by the board to be independent in accordance with the Combined Code. The nomination committee’s terms of reference are available to shareholders on request and are also available on the company’s website at www.unitedutilities.com.

The nomination committee evaluates the balance of skills, knowledge and experience on the board and, in the light of this evaluation, prepares a description of the roles and capabilities required for a particular appointment.

The nomination committee leads the process for board appointments and makes recommendations to the board about filling vacancies on the board, appointing additional persons to the board and the reappointment by shareholders of any director under the retirement by rotation provisions in the company’s articles of association. The committee considers and makes recommendations to the board from time to time on the board’s composition and balance. The committee met seven times in the year to 31 March 2006. During the year, the committee prepared a description of the roles and capabilities required for the appointment of a chief executive officer, a chief financial officer and a non-executive director, engaged the services of Whitehead

Mann and made recommendations to the board as part of the final selection process which led to the appointment of Philip Green as the new chief executive officer, Tim Weller as the new chief financial officer and Paul Heiden as a non-executive director.

The letters of appointment of non-executive directors are made available for inspection and are available on the company’s website. They set out the expected time commitment and non-executive directors undertake that they will have sufficient time to meet what is expected of them. Non-executive directors’ other significant commitments are disclosed to the board before appointment, with the board being notified of any subsequent changes.

The company recognises that its executive directors may be invited to become non-executive directors of companies outside the group and exposure to such non-executive duties can broaden experience and knowledge, which will be to the benefit of the company. Subject to board approval (which will not be given if the proposed appointment is with a competing company, would otherwise lead to a conflict of interest or could have a detrimental effect on a director’s performance), executive directors are allowed to accept one non-executive directorship and to retain the fees. John Roberts served as a non-executive director of Volex Group plc until September 2005 for which he earned and retained a fee of £13,000. In the same month, John Roberts was appointed as a non-executive director to the board of Royal Bank of Canada Europe Limited for which he earned a fee of £29,167 during the year under review. Simon Batey is a non-executive director of Arriva plc, for which he earned and retained a fee of £40,000 during the year to 31 March 2006. Simon Batey also represents the group as a non-executive director of THUS Group plc due to its investment in this company. This directorship is unpaid.

United Utilities Annual Report & Accounts 2006	57

Back to Contents

Corporate governance report continued	Governance

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

The board has established a governance framework which encourages all directors to bring an independent judgement to bear on issues of strategy, performance and resources, including key appointments and standards of conduct. New directors receive appropriate induction on joining the board. As part of this, the company has offered to major shareholders the opportunity to meet Philip Green as the new chief executive officer and Paul Heiden as a new non-executive director.

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

The process involved the completion by each director of a confidential questionnaire in a form consistent with last year’s and which was modelled on the Chairmen’s Guide to the Board Performance Review published by the Chairmen’s Forum and is consistent with guidance published by the Institute of Chartered Secretaries and Administrators. Each director was required to score the board’s performance on 64 issues, such as contribution to strategy, risk management, financial and operational reporting, board committees, matters reserved for the board, communication, company and board advisers, relations with the group’s regulators and board procedures and invited additional comments.

In addition, the members of the audit, nomination and remuneration committees completed additional confidential questionnaires about the functioning of those committees, as did those managers and advisers who deal with those committees frequently. For example, in the case of the audit committee, the auditors and the group audit manager each completed confidential questionnaires about the audit committee.

The company secretary analysed the completed questionnaires and summarised the findings in a report for the chairman, which highlighted and prioritised the key areas of feedback and provided a comparison with the previous year’s evaluation. The chairman subsequently conducted one-to-one discussions with each of the board members based on the summary report, after which the chairman reported back to the whole board on the evaluation process. The board has developed a plan to reduce unnecessary bureaucracy by streamlining the group’s approval processes and to review board committee structures to better match those committees’ requirements with directors’ expertise.

The responses to the questionnaires demonstrated a high degree of consistency and the evaluation process affirmed the board’s confidence in the group’s system of corporate governance.

Reappointment of directors

“All directors should be submitted for re-election at regular intervals, subject to continued satisfactory performance. The board should ensure planned and progressive refreshing of the board.” (Combined Code principle A.7)

The board initially appoints all new directors, upon the recommendation of the nomination committee and following an appropriate recruitment process. Following the appointment of a new director, he or she is required to retire and seek reappointment at the next annual general meeting. The company’s articles of association include provisions requiring one-third of all directors to retire and seek reappointment at each annual general meeting, and ensuring that no director serves for more than three years without retiring and being proposed for re-appointment at an annual general meeting.

Biographical details of directors being submitted for appointment or reappointment are set out in the notes accompanying the relevant notice of meeting.

Non-executive directors are appointed for specified terms subject to reappointment under the company’s articles of association and subject to Companies Acts provisions relating to the removal of a director. In the papers accompanying a resolution to elect a non-executive director, the board explains to shareholders why it believes that each non-executive director should be elected. The chairman will confirm to shareholders when proposing reappointment that, following formal performance evaluation, that individual’s performance continues to be effective and demonstrates commitment to the role. Any term beyond six years for a non-executive director will be subject to particularly rigorous review, and will take into account the need for progressive refreshing of the board. Any non-executive director serving longer than nine years will be subject to annual reappointment.

Financial reporting

“The board should present a balanced and understandable assessment of the company’s position and prospects.” (Combined Code principle C.1)

In presenting the annual and interim financial statements and similar significant publications, the directors aim to present a balanced and understandable assessment of the group’s position and prospects. The company produces a consolidated UK and US compliant annual report and Form 20-F which it hopes will provide a single source of information about the company.

58	United Utilities Annual Report & Accounts 2006

Back to Contents

The board recognises that the majority of shareholders elect not to receive the full annual report and to receive in its place a summary financial statement. Accordingly, it has taken steps to ensure that such shareholders also receive a stakeholder report which summarises the most important features of the company’s activity during the year.

The directors have adopted the going concern basis in preparing these financial statements. This is based upon a review of the group’s budget for 2006/07, the five-year business plan and investment programme, together with the cash and committed borrowing facilities available to the group. The board also took into account potential contingent liabilities and other risk factors as interpreted by the ‘Guidance on Going Concern and Financial Reporting for Directors of Listed Companies registered in the United Kingdom’, published in November 1994.

As at 31 March 2006, an evaluation was carried out under the supervision, and with the participation of senior management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of the company’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on, and as of the date of the company’s evaluation, the chief executive officer and chief financial director concluded that the disclosure controls and procedures are effective.

In addition, there has been no change in the company’s internal controls or in other factors, during the period covered by this annual report, that has materially affected, or is reasonably likely to materially affect, the disclosure controls.

Statement of directors’ responsibilities
The directors are responsible for preparing the annual report and the financial statements. The directors are required to prepare financial statements for the group in accordance with International Financial Reporting Standards (IFRS) and have also elected to prepare financial statements for the company in accordance with IFRS. Company law requires the directors to prepare such financial statements in accordance with IFRS, the Companies Act 1985 and Article 4 of the lAS Regulation.

International Accounting Standard 1 requires that financial statements present fairly for each financial year the company’s financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board’s ‘Framework for the Preparation and Presentation of Financial Statements’. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards. Directors are also required to:

•	properly select and apply accounting policies;

•	present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
•	provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial position and financial performance.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a directors’ report and directors’ remuneration report which comply with the requirements of the Companies Act 1985.

The directors are responsible for the maintenance and integrity of the company website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Internal control

“The board should maintain a sound system of internal control to safeguard shareholders’ investment and the company’s assets.” (Combined Code principle C.2)

The board is responsible for the group’s system of internal controls and for reviewing its effectiveness. Throughout the year under review and up to the date of this report, the board has operated procedures meeting the requirements of the Combined Code relating to internal control as set out in the September 1999 guidance “Internal Control Guidance for Directors on the Combined Code” published by the Institute of Chartered Accountants in England and Wales. Each year the board reviews all controls, including financial, operational and compliance controls and risk management procedures. The internal control system is designed to manage, rather than to eliminate, the risk of failure to achieve the company’s business objectives and can only provide reasonable, and not absolute, assurance against material misstatement or loss.

In addition, the board is making preparations for compliance with section 404 of the US Sarbanes-Oxley Act of 2002. This includes ensuring that key financial controls are adequately documented and that they have been specifically tested.

The key features of the internal control system are:

•	a control environment with clearly defined organisation structures operating within a framework of policies and procedures covering every aspect of the business;

•	comprehensive business planning, risk assessment and financial reporting procedures; including the annual preparation of detailed operational budgets for the year ahead and projections for subsequent years;

•	a monthly board review of financial and non-financial performance to assess progress towards objectives;

•	monthly meetings prior to each board meeting of the executive leadership team, a forum in which the executive directors, the managing directors of the group’s businesses, the group functional directors and the company secretary exchange information and discuss strategic and operational issues which are of group-wide importance;

United Utilities Annual Report & Accounts 2006	59

Back to Contents

Corporate governance report continued	Governance

•	regular monitoring of risks and control systems throughout the year by the operating businesses, supported by the use of risks and issues databases;

•	a self-certification process, subject to internal audit, whereby the operating businesses are required to confirm that the system of internal control is operating effectively;

•	an internal audit function to provide independent scrutiny of internal control systems and risk management procedures;

•	a bi-monthly risk management forum chaired by the group finance director, and comprising the company secretary, the group audit manager, the group health and safety manager and senior representatives from each of the operating businesses, to scrutinise key risks;

•	quarterly meetings, involving expert external advisers, to discuss the company’s social and environmental performance and impacts, recommend targets and monitor performance. The role of the panel is to advise on environmental policy and, in particular, to identify risks to the environment, recommend targets and monitor performance against those targets. Due to its importance to the group, sustainable development will form part of the executive leadership team’s agenda with effect from the 2006/07 financial year;

•	an annual risk assessment exercise involving self-assessment by management of all business risks in terms of impact, likelihood and control strength and an objective challenge of that assessment by the internal audit team;

•	health and safety performance reviews carried out by our in-house safety professionals in addition to the normal health and safety risk assessment and management processes carried out within each of the operating businesses;

•	centralised treasury operations operating within defined limits and subject to regular reporting requirements and internal audit reviews; and

•	established procedures, set out in a group internal control manual, for planning, approving and monitoring major capital expenditure, major projects and the development of new business which includes short and long-term budgets, risk evaluation, detailed appraisal and review procedures, defined authority levels and post-investment performance reviews.

The audit committee and the auditors

“The board should establish formal and transparent arrangements for considering how they should apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the company’s auditors.” (Combined Code principle C.3)

The audit committee’s members are the non-executive directors who are determined in accordance with UK and US corporate governance rules to be independent. Norman Broadhurst is its chairman and the board is satisfied that he has recent and relevant financial experience as required by the Combined Code and is an audit committee financial expert as defined by Item 16A of Form 20-F. The committee met four times in the year to 31 March 2006.

The committee has primary responsibility for making a recommendation to the board, for it to put to shareholders for their approval in general meeting, on the appointment, reappointment and removal of the external auditors and it keeps under review the scope and results of the external audit and its effectiveness and the independence and objectivity of the auditors. The committee has established policies and procedures to pre-approve the engagement of the auditors to provide any audit or non-audit services and keeps the nature and extent of non-audit services under review seeking to balance the maintenance of objectivity and value for money.

It reviews the half year and annual financial statements and any formal announcements relating to financial performance before submission to the board, reviews periodically the scope, remit and effectiveness of the internal audit function and the effectiveness of the group’s internal control system. It also reviews arrangements by which staff of the company may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters.

The board has decided that if it does not accept the audit committee’s recommendation, it should include in the annual report, and in any papers recommending appointment or reappointment, a statement from the audit committee explaining the recommendation and should set out reasons why the board has taken a different position.

The board has adopted a revised disclosure policy which provides for a confidential mailbox for employees who want to report any concerns which they may have. The committee’s objective is to ensure that arrangements are in place for the proportionate and independent investigation of such matters and for appropriate follow-up action.

The terms of reference of the audit committee are available to shareholders on request and are also are available on the company’s website at www.unitedutilities.com.

Audit and audit-related services are pre-approved annually by the audit committee. Audit-related services generally are highly correlated with the role of independent auditors. Such services include assurance on non-statutory information, assurance work carried out in connection with reporting to a statutory regulator, analysis and interpretation of accounting principles and their application, support for debt issues and similar transactions, and other services that have a bearing on the group’s financial statements on which the external auditors provide their opinion.

Non-audit services are allowed under the procurement of audit and non-audit services’ policy and do not affect the independence of the external auditors, but do require the pre-approval of the audit committee prior to the engagement. Specific approval may be delegated to a designated member of the audit committee, with such approvals to be reported at the next audit committee meeting. In granting such approval, the designated member of the audit committee is required to consider the cumulative proportion of fees paid for such work compared with the statutory audit fees. In the financial year 2005/06, all services were pre-approved by the audit committee and none were undertaken without such pre-approval pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

The group also maintains a list of prohibited services that cannot be provided by the group’s auditors as they are considered by statute or, in the group’s opinion, to be incompatible with the role of the independent auditor.

60	United Utilities Annual Report & Accounts 2006

Back to Contents

The fees paid or payable to the auditors in the year under review are set out in table 34.

Table 34: Fees to Deloitte & Touche LLP

	2006	2005
	£’000	£’000

Audit fees	912.0	590.0
Audit related fees(1)	687.0	681.0
Other assurance fees(2)	850.0	144.0
Tax fees(3)	15.0	300.0

Total	2,464.0	1,715.0

Notes:
(1)	Audit-related fees are fees billed for work on regulatory returns and assurance work reasonably related to the statutory audit, including due diligence and assurance work, work associated with raising debt and equity finance and securities filing work including the second stage of the rights issue.
(2)	Other assurance fees include fees relating to the divestment of Your Communications and assistance with acquisitions.
(3)	Tax fees are fees incurred for tax compliance, tax advice and related tax work.
(4)	In addition to the above, fees relating to joint ventures of the group were paid to Deloitte & Touche LLP in 2006 totalling £52,400 (2005 – £15,000).

Dialogue with institutional shareholders

“There should be a dialogue with institutional shareholders based on the mutual understanding of objectives. The board as a whole has responsibility for ensuring that a satisfactory dialogue with shareholders takes place.” (Combined Code principle D.1)

There is a programme of investor meetings and presentations which take place throughout the year, both in the UK and overseas. During the year, the board met or offered to meet with 89 different funds, representing 42 per cent of the company’s issued share capital. This, together with regular announcements of significant events affecting the group and frequent updates on current trading, emphasises the board’s commitment to keeping the company’s equity and debt investors informed of developments affecting the group. The board regards this programme as important to improve investors’ awareness of the business and for the board to gain an understanding of investors’ priorities.

The board has taken steps to ensure that members of the board, and in particular the non-executive directors, develop an understanding of the views of major shareholders about their company through an annual survey of shareholder opinion produced for the company by Makinson Cowell. Non-executive directors are offered the opportunity to attend meetings with major shareholders and would attend them if requested by major shareholders.

Constructive use of the annual general meeting

“The board should use the annual general meeting to communicate with investors and to encourage their participation.” (Combined Code principle D.2)

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

Shareholders are encouraged to participate through a question and answer session and individual directors or, where appropriate, the chairman of the relevant committee, respond to those questions directly. Normally, the chairmen of the audit, nomination and remuneration committees will be available at the annual general meeting to answer questions relevant to the work of those committees. All directors normally attend the annual general meeting.

The interim report, the annual report, the stakeholder report and summary financial statement remain the primary means the board has of communicating during the year with all of the company’s shareholders. However, the board recognises the importance of the internet as a means of communicating widely, quickly and cost-effectively. A library of information about the company is available 24 hours a day, worldwide, at www.unitedutilities.com. Financial news releases are made available on the site contemporaneously with release through other news channels and anyone with an email address can register free of charge to receive an email alert upon the posting of each new release.

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

US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The Listing Rules of the UK Financial Services Authority require each listed company, incorporated in the United Kingdom, to include in its annual report and accounts a narrative statement of how it has applied the principles of the Combined Code and a statement as to whether or not it has complied with the best practice provisions of the Combined Code throughout the accounting period covered by the annual report and accounts. A company that has not complied with the Combined Code provisions, or complied with only some of the Combined Code provisions or (in the case of provisions whose requirements are of a continuing nature) complied for only part of an accounting period covered by the report, must specify the Combined Code provisions with which it has not complied, and, where relevant, for what part of the reporting period such non-compliance continued, and give reasons for any non-compliance. United Utilities PLC has complied throughout its 2005/06 financial year with the best practice provisions of the Combined Code. The Combined Code does not require United Utilities PLC to disclose the full range of corporate governance guidelines with which it complies.

Under NYSE standards, companies are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. The United Utilities’ nomination committee, which follows the requirements of the Combined Code, includes seven members who are independent under Combined Code rules (six of whom are also deemed independent under NYSE rules), together

United Utilities Annual Report & Accounts 2006	61

Back to Contents

Corporate governance report continued	Governance

with the non-executive chairman and the chief executive officer. The committee’s terms of reference do not require the committee to develop and recommend corporate governance principles for United Utilities PLC.

Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. During the 2005/06 financial year, United Utilities’ non-executive directors met once as a group with the non-executive chairman, but with no executive directors present and once as a group without the chairman or the executive directors present.

In accordance with the requirements of the Combined Code, United Utilities reports on how its committees and its directors are evaluated and on the results of such evaluations and it provides extensive information regarding directors’ compensation in the directors’ remuneration report on pages 41 to 55. The terms of reference of United Utilities’ audit, nomination and remuneration committees are available on the company’s website.

NYSE listing standards require US companies to adopt a code of business conduct and ethics for directors, officers and employees, and to disclose promptly any waivers of the code for directors or executive officers. The group has adopted a set of business principles, which applies to the employees of all United Utilities companies, including the chief executive officer, the chief financial officer and the group financial controller which comply with the NYSE requirements. United Utilities’ Business Principles are available on the company’s website.

Under NYSE listing rules applicable to US companies, independent directors must comprise a majority of the board of directors.

The NYSE rules include detailed tests for determining director independence while the Combined Code, which is followed by United Utilities, prescribes a more general standard for determining director independence. Currently, six of United Utilities’ non-executive directors satisfy the tests for independence set out in the NYSE rules.

The Combined Code requires a company’s board to assess director independence by affirmatively concluding that the director is independent of management and free from any business or other relationship that could materially interfere with the exercise of independent judgement.

Finally, a chief executive officer of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE listing rules applicable to foreign private issuers, United Utilities’ chief executive officer is not required to provide the NYSE with this annual compliance certification. However, in accordance with rules applicable to both US companies and foreign private issuers, the chief executive officer will be required to notify the NYSE promptly in writing if any executive officer becomes aware of any material non-compliance with the NYSE corporate governance standards applicable to United Utilities.

62	United Utilities Annual Report & Accounts 2006

Back to Contents

Financial statements

Report Of Independent Registered Public Accounting Firm

We have audited the consolidated balance sheets of United Utilities PLC and subsidiaries (the “Company”) as of 31 March 2006 and 2005, and the related consolidated profit and loss account and consolidated cash flow statements for each of the two years in the period ended 31 March 2006, as listed in the accompanying index. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of United Utilities PLC and subsidiaries at 31 March 2006 and 2005, and the results of their operations and their cash flows for each of the two years in the period ended 31 March 2006 in conformity with International Financial Reporting Standards as adopted for use in the European Union.

International Financial Reporting Standards as adopted for use in the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is summarised in Note 33 to the consolidated financial statements as listed in the accompanying index.

Deloitte & Touche LLP
Manchester, United Kingdom

United Utilities Annual Report & Accounts 2006	63

Back to Contents

Financial statements

Consolidated income statement	Operating and financial review

for the year ended 31 March
		2006		2005
Continuing operations	Note	£m		£m

Revenue		2,386.8		2,103.7

Other income		21.8		19.8
Employee benefits expense	2	(429.0)		(392.8)
Depreciation and amortisation expense		(320.3)		(330.7)
Other operating costs		(893.8)		(718.9)
Restructuring costs	1	(25.5)		(29.7)

Total operating expenses		(1,646.8)		(1,452.3)

Operating profit	3	740.0		651.4

Investment income	4	54.0		38.3
Finance expense:
Fair value loss on debt and derivative instruments	5	(15.7)		–
Other finance expense	5	(339.0)		(322.1)

	5	(354.7)		(322.1)

Investment income and finance expense		(300.7)		(283.8)

Profit before taxation		439.3		367.6
Taxation	6	(120.3)		(96.1)

Profit for the year from continuing operations		319.0		271.5

Discontinued operation
Loss for the period/year from discontinued operation	1,7	(110.8)		(9.4)

Profit for the year		208.2		262.1

Attributable to:
Equity holders of the company		207.9		260.3
Minority interest		0.3		1.8

		208.2		262.1

Earnings per share	9
From continuing and discontinued operations
Basic		24.3	p	33.3	p
Diluted		24.2	p	30.1	p
From continuing operations
Basic		37.3	p	34.5	p
Diluted		37.1	p	31.2	p

64	United Utilities Annual Report & Accounts 2006

Back to Contents

Financial statements

Balance sheets

at 31 March
			Group		Company

		2006	2005	2006	2005
	Note	£m	£m	£m	£m

Assets
Non-current assets
Property, plant and equipment	10	8,543.9	8,474.5	0.8	0.8
Goodwill	11	153.1	100.6	–	–
Other intangible assets	12	236.2	192.8	–	–
Investments	13	170.7	9.7	5,501.7	4,833.1
Trade and other receivables	15	22.0	23.4	–	–
Retirement benefit surplus	19	19.3	–	–	–
Deferred tax	20	–	–	7.4	–
Derivative financial instruments	18	40.8	–	–	–

		9,186.0	8,801.0	5,509.9	4,833.9

Current assets
Inventories	14	28.2	40.9	–	–
Trade and other receivables	15	490.1	385.0	1,130.6	799.1
Investments	13	29.7	19.7	–	–
Cash and short-term deposits	16	1,513.5	902.7	120.4	353.9
Derivative financial instruments	18	48.9	–	–	–

		2,110.4	1,348.3	1,251.0	1,153.0

Total assets		11,296.4	10,149.3	6,760.9	5,986.9

LIABILITIES
Non-current liabilities
Trade and other payables	22	(383.7)	(337.3)	–	–
Borrowings	17	(5,081.1)	(4,669.0)	(880.9)	(914.9)
Retirement benefit obligations	19	–	(84.6)	(1.2)	(8.2)
Deferred tax	20	(1,426.6)	(1,337.3)	–	(3.1)
Provisions	21	(16.6)	–	–	–
Derivative financial instruments	18	(57.6)	–	(32.7)	–

		(6,965.6)	(6,428.2)	(914.8)	(926.2)

Current liabilities
Trade and other payables	22	(855.1)	(950.0)	(550.8)	(530.5)
Borrowings	17	(619.1)	(512.3)	(478.2)	(212.1)
Current income tax liabilities		(112.8)	(96.0)	–	–
Provisions	21	(36.5)	(18.4)	–	(0.4)
Derivative financial instruments	18	(76.4)	–	(5.8)	–

		(1,699.9)	(1,576.7)	(1,034.8)	(743.0)

Total liabilities		(8,665.5)	(8,004.9)	(1,949.6)	(1,669.2)

Total net assets		2,630.9	2,144.4	4,811.3	4,317.7

EQUITY
Capital and reserves attributable to equity
holders of the company
Share capital	23	875.4	716.2	875.4	716.2
Share premium account	23	1,407.8	1,038.7	1,407.8	1,038.7
Revaluation reserve	23	158.8	158.8	–	–
Treasury shares	23	(0.3)	(0.3)	(0.3)	(0.3)
Cumulative exchange reserve	23	2.2	3.7	5.2	1.1
Retained earnings	23	185.3	226.0	2,523.2	2,562.0

Shareholders’ equity		2,629.2	2,143.1	4,811.3	4,317.7
Minority interest		1.7	1.3	–	–

Total equity		2,630.9	2,144.4	4,811.3	4,317.7

Approved by the board of directors on 31 May 2006 and signed on its behalf by:

Sir Richard Evans	Simon Batey
Chairman	Group finance director

United Utilities Annual Report & Accounts 2006	65

Back to Contents

Financial statements

Statements of recognised income and expense	Operating and financial review

for the year ended 31 March
			Group		Company

		2006	2005	2006	2005
	Note	£m	£m	£m	£m

Actuarial gains/(losses) on defined benefit pension schemes	19	119.2	(10.1)	5.2	(0.8)
Revaluation of investments	13	14.6	–	–	–
Fair value loss on cashflow hedges		(0.9)	–	–	–
Foreign exchange adjustments		(1.5)	3.7	4.1	1.1
Tax on items taken directly to equity		(35.6)	3.0	(1.6)	0.2

Net income/(expense) recognised directly in equity		95.8	(3.4)	7.7	0.5
Profit/(loss) for the year		208.2	262.1	319.0	(891.8)

Total recognised income and expense for the year		304.0	258.7	326.7	(891.3)

Attributable to:
Equity holders of the company		303.7	256.9
Minority interest		0.3	1.8

		304.0	258.7

66	United Utilities Annual Report & Accounts 2006

Back to Contents

Financial statements

Cashflow statements

for the year ended 31 March

			Group		Company

		2006	2005	2006	2005
	Note	£m	£m	£m	£m

Operating activities
Cash generated from/(used in) operations	29	1,004.5	732.2	(25.3)	342.0
Interest paid		(344.1)	(342.0)	(66.5)	(66.0)
Interest received and similar income		66.2	67.0	12.5	18.8
Tax (paid)/received		(3.2)	(1.7)	–	1.2

Net cash generated from/(used in) operating activities (continuing operations)		723.4	455.5	(79.3)	296.0
Net cash used in operating activities (discontinued operation)	29	(12.0)	(15.9)	–	–

		711.4	439.6	(79.3)	296.0

Investing activities
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	24	(102.4)	(48.2)	(25.3)	(48.2)
Financial restructuring of subsidiaries		–	–	(559.0)	(247.5)
Disposal of subsidiaries	29	–	64.8	–	–
Purchase of investments		(85.3)	–	–	–
Purchase of property, plant and equipment		(598.2)	(862.0)	–	–
Purchase of other intangible assets		(31.6)	–	–	–
Proceeds from sale of property, plant and equipment		34.1	14.2	–	–
Financial restructuring of joint ventures		13.2	(8.3)	–	–

Net cash used in investing activities (continuing operations)		(770.2)	(839.5)	(584.3)	(295.7)
Net cash used in investing activities (discontinued operation)		(9.0)	(12.6)	–	–

		(779.2)	(852.1)	(584.3)	(295.7)

Financing activities
Proceeds from issue of ordinary shares		528.3	20.0	528.3	20.0
Proceeds from borrowings		943.8	597.4	458.6	6.3
Repayment of borrowings		(473.3)	(62.6)	(212.1)	–
Dividends paid to equity holders of the company		(344.7)	(317.5)	(344.7)	(317.5)

Net cash generated from/(used in) financing activities (continuing operations)		654.1	237.3	430.1	(291.2)

Effects of exchange rate changes		(8.0)	0.9	–	–

Net increase/(decrease) in cash and cash equivalents (continuing operations)		599.3	(145.8)	(233.5)	(290.9)
Net decrease in cash and cash equivalents (discontinued operation)		(21.0)	(28.5)	–	–
Cash and cash equivalents at beginning of the year	16	865.6	1,039.9	353.9	644.8

Cash and cash equivalents at end of the year	16	1,443.9	865.6	120.4	353.9

United Utilities Annual Report & Accounts 2006	67

Back to Contents

Financial statements

Accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below:

a) Basis of preparation
The financial statements have been prepared for the first time in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the European Union (EU), including International Accounting Standards (IAS) and Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC). Results for the comparative periods have been restated under IFRS as adopted for use in the EU.

IFRS, as adopted by the EU, differs in certain respects from IFRS as issued by the International Accounting Standard Board (IASB). However, the considered financial statements for the periods presented would be no different had the group applied IFRS as issued by the IASB. References to IFRS hereafter should be construed as references to IFRS as adopted by the EU.

The financial statements have been prepared on the historical cost basis, except for the revaluation of financial instruments.

The preparation of financial statements, in conformity with generally accepted accounting principles under IFRS, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from these estimates.

The disclosures required by IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ concerning the transition from UK GAAP (United Kingdom generally accepted accounting practice) to IFRS are given in note 32.

b) Basis of consolidation
The group financial statements consolidate the financial statements of the company and entities controlled by the company (its subsidiaries), made up to 31 March each year, and incorporate the results of its share of jointly controlled entities using proportionate consolidation.

The results of subsidiaries and joint ventures acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used under the relevant local GAAP into line with those used by the group.

Subsidiaries
Control is achieved where the company has the power to govern the financial and operating policies, generally accompanied by a shareholding of more than one half of the voting rights, of an investee entity so as to obtain benefits from its activities.

On acquisition, the assets and liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired is credited to profit and loss in the period of acquisition. The interest of minority shareholders is stated at the minority’s proportion of the fair values of the assets and liabilities recognised. Minority interests in the net assets of consolidated subsidiaries are identified separately from the group’s equity therein. Minority interests consist of the amount of those interests at the date of the original business combination and the minority’s share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority’s interest in the subsidiary’s equity are allocated against the interests of the group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Associates
An associate is an entity over which the group, either directly or indirectly, is in a position to exercise significant influence by participating in, but not controlling, the financial and operating policies of the entity. Associates are accounted for using the equity method. Losses of an associate in excess of the group’s interest in the associate are not recognised, except to the extent that the group has incurred obligations in respect of the associate. Unrealised profits and losses recognised by the group on transactions with an associate are eliminated to the extent of the group’s interest in the associate concerned.

Joint ventures
Joint ventures are entities in which the group holds an interest on a long-term basis and which are jointly controlled with one or more parties under a contractual arrangement. The group’s share of joint venture income, expenses, assets, liabilities and cashflows are included in the consolidated financial statements on a proportionate consolidation basis using the same accounting methods as adopted for subsidiaries.

c) Non-current assets held for sale
Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

d) Intangible assets
Goodwill
Goodwill arising on consolidation (representing the excess of the fair value of the consideration and associated costs over the fair value of the identifiable net assets of an acquired subsidiary or joint venture at the date of acquisition) is recognised as an asset.

Following initial recognition, goodwill is subject to impairment reviews, at least annually, and measured at initial value less accumulated impairment losses. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

On disposal of a subsidiary, or jointly controlled entity, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

68	United Utilities Annual Report & Accounts 2006

Back to Contents

Financial statements

Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

Other intangible assets
Other intangible assets are measured initially at cost and are amortised on a straight-line basis over their estimated useful lives. Carrying amount is reduced by any provision for impairment where necessary.

On a business combination, as well as recording separable intangible assets already recognised in the balance sheet of the acquired entity at their fair value, identifiable intangible assets that arise from contractual or other legal rights are also included in the acquisition balance sheet.

Amortisation periods for categories of intangible assets are:

Computer software 3-10 years
Other intangible assets 2-20 years

e) Property, plant and equipment
Property, plant and equipment comprises infrastructure assets (mains, sewers, impounding and pumped raw water storage reservoirs, dams, sludge pipelines and sea outfalls) and other assets (including properties, overground plant and equipment and electricity operational assets).

Water and wastewater infrastructure assets
Infrastructure assets comprise a network of water and wastewater systems. Expenditure on the infrastructure assets relating to increases in capacity or enhancements of the network are treated as additions. Amounts incurred in maintaining the operating capability of the network in accordance with defined standards of service are expensed in the year in which the expenditure is incurred. Infrastructure assets are depreciated by writing off their deemed cost less the estimated residual value, evenly over their useful lives, which range from 15 to 300 years.

Employee costs incurred in implementing the capital schemes of the group are capitalised within infrastructure assets.

Other assets
All other property, plant and equipment is stated at historical cost less accumulated depreciation.

Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Freehold land and assets in the course of construction are not depreciated. Other assets are depreciated by writing off their cost less their estimated residual value evenly over their estimated useful lives, based on management’s judgement and experience, which are principally as follows:

Buildings 30-60 years
Operational assets 5-80 years
Fixtures, fittings, tools and equipment 3-40 years

Depreciation methods, residual values and useful lives are re-assessed annually and, if necessary, changes are accounted for prospectively.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in income.

f) Impairment of tangible and intangible assets
excluding goodwill
Intangible assets with definite useful lives and property, plant and equipment are reviewed for impairment at each reporting date to determine whether there is any indication that those assets may have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where the asset does not generate cashflows that are independent from other assets, the group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

The recoverable amount is the higher of fair value less costs to sell, and value in use. Value in use represents the net present value of expected future cashflows discounted on a pre-tax basis using a rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cashflows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. Impairment of non-current assets is recognised in the income statement within operating costs.

Where an impairment loss subsequently reverses, it is recognised in the income statement and the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but not so as to exceed the carrying amount that would have been determined had no impairment loss been recognised in prior years.

g) Financial instruments
To 31 March 2005
Debt instruments
New borrowings were stated at net proceeds received after deduction of issue costs. The issue costs of debt instruments were amortised at a constant rate over the life of the instrument.

Interest rate swaps and financial futures
Interest rate swap agreements and financial futures were used to manage interest rate exposure. Instruments designated as a hedge of a debt instrument were accounted for on an accruals basis, with amounts payable or receivable in respect of those instruments recognised as adjustments to interest expense of the designated liability.

Realised gains and losses that occurred from the early termination of such instruments designated as a hedge were deferred and amortised to interest expense over the period of the hedged position, to the extent that the originally designated liability remained outstanding.

In order to have qualified for hedge accounting, the notional amount of the group’s interest rate swaps and financial futures must not have exceeded the amount of its existing variable rate debt and must have changed the interest rate characteristics of the underlying debt, while the contractual maturities cannot have exceeded the maturities of the debt.

United Utilities Annual Report & Accounts 2006	69

Back to Contents

Financial statements

Accounting policies continued

Currency swaps
The group entered into currency swaps to manage its exposure to fluctuations in currency rates. Principal amounts were revalued at exchange rates ruling at the date of the group balance sheet and included in the sterling value of debt. In order for such swaps to have qualified for hedge accounting, the forward contract/currency swap must have related to an existing asset, liability or firm commitment, have been in the same currency as the hedged item and have reduced the risk of foreign currency exchange movements to the group’s operations. Where they did, exchange gains and losses were taken directly to reserves and included in the statement of total recognised gains and losses in accordance with SSAP 20 ‘Foreign currency translation’.

From 1 April 2005 (upon adoption of IAS 39 ‘Financial Instruments: Recognition and Measurement’)
Financial assets and financial liabilities are recognised on the group’s balance sheet when the group becomes a party to the contractual provisions of the instrument.

Cash and short-term deposits
In the consolidated cashflow statement and related notes, cash and short-term deposits includes cash at bank and in hand, deposits, other short-term highly liquid investments which are readily convertible on initial investment into known amounts of cash within three months and which are subject to an insignificant risk of change in value.

Financial investments
Investments (other than interests in joint ventures and fixed deposits) are recognised and derecognised on a trade date and are initially measured at fair value, including transaction costs. Investments are classified as either held-to-maturity, held-for-trading, loans and receivables or available-for-sale. Held-to-maturity investments and loans and receivables are measured at amortised cost. Held-for-trading and available-for-sale investments are measured at subsequent reporting dates at fair value. Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in net profit or loss for the period. For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for the period.

Trade receivables
Trade receivables are stated at nominal value less allowances for estimated irrecoverable amounts.

Trade payables
Trade payables are stated at their nominal value.

Financial liabilities and equity
Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities.

Equity instruments
Equity instruments issued by the group are recorded at the proceeds received, net of direct issue costs.

Bank borrowings
Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges,

including premiums payable on settlement or redemption and direct issue costs, are accounted for on an amortised cost basis to the income statement using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Derivative financial instruments and hedge accounting
Interest rate swap agreements and financial futures are used to manage interest rate exposure, while the group enters into currency swaps to manage its exposure to fluctuations in currency rates. The group does not use derivative financial instruments for speculative purposes.

All financial derivatives are recognised in the balance sheet at fair value. Changes in the fair value of all derivative financial instruments are recognised in the income statement within finance expense as they arise, except for derivatives that are designated and effective in terms of cashflow hedging relationships, in which case the gains and losses are deferred in equity.

Where hedge accounting has not been applied, the group may elect to designate a financial liability at inception as fair value through profit or loss provided the financial liability meets the conditions specified in IAS 39 ‘Financial Instruments: Recognition and measurement’. Where possible, hedge accounting is applied.

Fair value hedges
For an effective hedge of an exposure to changes in the fair value, the hedged item is adjusted for changes in fair value attributable to the risk being hedged with the corresponding entry in profit or loss. Gains or losses from remeasuring the derivative are recognised in profit or loss.

Where changes in the fair value of a derivative differ to changes in the fair value of the hedged item attributable to the risks being hedged, the hedge ineffectiveness is recorded in the income statement within finance costs.

Hedge accounting is discontinued prospectively when the hedging instrument is sold, terminated or exercised, where the hedge relationship no longer meets the criteria for hedge accounting in accordance with IFRS, or where the hedge designation is revoked. Any adjustment that has been recognised to the hedged item, for which the effective interest rate is used, is amortised to the income statement and is based on the recalculated effective interest rate at the time at which amortisation commences.

Cashflow hedges
Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cashflows are recognised directly in equity and the ineffective portion is recognised immediately in the income statement. If the cashflow hedge for foreign currency risk of a firm commitment results in the recognition of a non-financial asset or a liability, then, at the time the non-financial asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial recognition of the non-financial asset or liability. For hedges that do not result in the recognition of a non-financial asset or liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss.

70	United Utilities Annual Report & Accounts 2006

Back to Contents

Financial statements

Hedge ineffectiveness is recognised directly in the income statement within finance costs.

Hedge accounting is discontinued when the hedge designation is revoked, or the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

Financial assets and liabilities designated at fair value through profit or loss
The group applies this designation where the complexity of the swaps means that they are disallowed from being allocated in a hedge relationship despite there being significant fair value offset between the hedged item and the derivative itself. The otherwise inconsistent accounting treatment that would have resulted allows the group to satisfy the criteria for this designation. The treatment of financial assets and liabilities designated at fair value through profit and loss is consistent with the group’s documented risk management strategy.

h) Foreign currency translation
Transactions and balances
Transactions in foreign currencies are recorded at the exchange rates ruling on the dates of the transactions. At each balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated into sterling at the relevant rates of exchange ruling on the balance sheet date. Gains and losses arising on retranslation are included in net profit or loss for the period, except for exchange differences arising on non-monetary assets and liabilities where the changes in fair value are recognised directly in equity.

In order to hedge its exposure to certain foreign exchange risks, the group enters into forward contracts, options and other derivative instruments (see derivative financial instruments and hedge accounting in note g).

Group companies
On consolidation, the balance sheets of overseas subsidiaries and joint ventures (none of which has the currency of a hyper inflationary economy) are translated into sterling at exchange rates applicable at the balance sheet date. The income statements are translated into sterling using the average rate unless exchange rates fluctuate significantly in which case the exchange rate at the date the transaction occurred is used. Exchange differences resulting from the translation of such balance sheets at rates ruling at the beginning and end of the period, together with the differences between income statements translated at average rates and rates ruling at the period end, are dealt with as movements on the group’s translation reserve, a separate component of equity. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. The group has elected to treat goodwill and fair value adjustments arising on acquisitions before the date of implementation of IFRS 3 ‘Business combinations’ (1 April 1999) as sterling denominated assets and liabilities.

i) Borrowing costs and finance income
All borrowing costs and finance income are recognised in the income statement in the period in which they are accrued.

j) Construction contracts
Where the outcome of a construction contract can be estimated reliably, revenue and costs are recognised by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs, except where this would not be representative of the stage of completion. Variations in contract work, claims and incentive payments are included to the extent that they have been agreed with the customer.

Where the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised to the extent of contract costs incurred that it is probable will be recoverable. Contract costs are recognised as expenses in the period in which they are incurred.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

k) Operating profit
Operating profit is stated after charging operating expenses but before investment income and finance expense.

l) Current asset investments
Current asset investments are stated at the lower of cost and net realisable value.

m) Taxation
The tax expense represents the sum of the tax currently payable and deferred tax.

Current taxation
Current tax, including UK corporation tax and foreign tax, is based on the taxable profit for the period and is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted at the balance sheet date.

Taxable profit differs from the net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Deferred taxation
Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are provided, using the liability method, on all taxable temporary differences at the balance sheet date. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and interests in joint ventures, except where the group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

United Utilities Annual Report & Accounts 2006	71

Back to Contents

Financial statements

Accounting policies continued

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the temporary timing differences are expected to reverse based on tax rates and laws that have been enacted or substantially enacted at the balance sheet date.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer more likely than not that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited to equity, in which case the deferred tax is also dealt with in equity.

n) Employee benefits
Pension obligations
The group operates two defined benefit pension schemes, which are independent of the group’s finances, for the substantial majority of its employees. Actuarial valuations of the schemes are carried out as determined by the pension scheme trustees using the projected unit credit method at intervals of not more than three years, the rates of contribution payable and the pension cost being determined on the advice of the actuaries, having regard to the results of these valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates.

Defined benefit assets are measured at fair value while liabilities are measured at present value. The difference between the two amounts is recognised as a surplus or obligation in the balance sheet.

The cost of providing pension benefits to employees relating to the current year’s service and the difference between the expected return on scheme assets and interest on scheme liabilities are included within the income statement within employee costs.

All actuarial gains and losses as at 1 April 2004, the date of transition to IFRS, were recognised in full. All future actuarial gains and losses are recognised outside the income statement in retained earnings and presented in the statement of recognised income and expense.

In addition, the group also operates defined contribution pension schemes. Payments are charged as employee costs as they fall due. The group has no further payment obligations once the contributions have been paid.

Share-based compensation arrangements
The group operates equity-settled, share-based compensation plans. In accordance with the transitional provisions, IFRS 2 ‘Share-based Payments’ has been applied to all grants of equity instruments after 7 November 2002 that were unvested as of 1 April 2004.

The group issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on estimates of the number of options that are expected to vest. Fair value is based on both simulation and binomial models, according to the relevant measures of performance.

At each balance sheet date, the group revises its estimate of the number of options that are expected to become exercisable with the impact of any revision being recognised in the income statement, and a corresponding adjustment to equity over the remaining vesting period. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

o) Provisions
Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Environmental expenditure that relates to current or future revenues is expensed or capitalised as appropriate. Expenditure that relates to an existing condition caused by past operations that does not contribute to current or future earnings is expensed. Liabilities for environmental remediation costs are recognised when there is a legal or constructive obligation, environmental assessments or clean up are probable, and the associated costs can be reliably estimated.

p) Revenue recognition
Revenue represents the fair value of the income receivable in the ordinary course of business for goods and services provided. Where relevant, this includes an estimate of the sales value of units supplied to customers between the date of the last meter reading and the period end, exclusive of value added tax and foreign sales tax.

The group recognises revenue generally at the time of delivery and when collection of the resulting receivable is reasonably assured. Should the group consider that the criteria for revenue recognition are not met for a transaction, revenue recognition would be delayed until such time as the transaction becomes fully earned. Payments received in advance of revenue recognition are recorded as deferred revenue.

The group’s business process outsourcing division enters into long-term service contracts. In accordance with IAS 18 ‘Revenue’ the group recognises revenues under these contracts using the percentage completion method and applying a cost-to-cost methodology. Further detail in relation to revenue recognition policies is provided on page 73.

q) Grants and contributions
Grants and contributions receivable in respect of property, plant and equipment are treated as deferred income, which is credited to the income statement over the estimated economic lives of the related assets.

r) Leases
Leases are classified according to the substance of the transaction. A lease that transfers substantially all the risks and rewards of ownership to the lessee is classified as a finance lease. All other leases are classified as operating leases.

Finance leases
Finance leases are capitalised in the consolidated balance sheet at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability is shown as a finance lease obligation to the lessor. Leasing repayments comprise both a capital and a finance element. Where the lease is of a fixed interest nature, the finance element is written off to the income statement so as

72	United Utilities Annual Report & Accounts 2006

Back to Contents

Financial statements

to produce an approximately constant periodic rate of charge on the outstanding obligation. Where the lease is of a floating interest rate nature, the finance element written off to the income statement reflects the floating interest rate charge incurred during the period on the outstanding obligation. Such assets are depreciated over the shorter of their estimated useful lives and the period of the lease.

Operating leases
Operating lease rentals are charged to the income statement on a straight-line basis over the period of the lease.

s) Critical accounting policies and key sources of estimation uncertainty
In the process of applying the group’s accounting policies, the group is required to make certain estimates, judgements and assumptions that it believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented.

On an ongoing basis, the group evaluates its estimates using historical experience, consultation with experts and other methods considered reasonable in the particular circumstances. Actual results may differ significantly from the estimates, the effect of which is recognised in the period in which the facts that give rise to the revision become known.

The following paragraphs detail the policies the group believes to have the most significant impact on the annual results under IFRS.

Carrying value of long-lived assets
The carrying value of property, plant and equipment (PPE) as at 31 March 2006 was £8,543.9 million. Additions to PPE totalled £539.4 million and the depreciation charge was £278.2 million in the year ended 31 March 2006. The estimated useful economic lives of PPE are based on management’s judgement and experience. When management identifies that actual useful lives differ materially from the estimates used to calculate depreciation, that charge is adjusted prospectively. Due to the significance of PPE investment to the group, variations between actual and estimated useful lives could impact operating results both positively and negatively, although historically, few changes to estimated useful lives have been required.

The group is required to evaluate the carrying values of PPE for impairment whenever circumstances indicate, in management’s judgement, that the carrying value of such assets may not be recoverable. An impairment review requires management to make subjective judgements concerning the cashflows, growth rates and discount rates of the cash-generating units under review.

Revenue recognition
The group recognises revenue generally at the time of delivery and when collection of the resulting receivable is reasonably assured. Should management consider that the criteria for revenue recognition are not met for a transaction, revenue recognition would be delayed until such time as the transaction becomes fully earned. Payments received in advance of revenue recognition are recorded as deferred revenue.

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

For the group’s other businesses (infrastructure management and business process outsourcing), revenue is recognised in line with activity and performance, normally using amounts specified in contractual obligations and when collectability is reasonably assured. In general:

•	variable revenues, for example, revenues dependent upon customer volumes in the period, are recognised only when those variable activities are performed;
•	performance incentives are recognised in revenue only to the extent that incentives are reasonably considered to have been earned;
•	revenue received in advance of performance is recognised as deferred income. When performance occurs, the deferred income is released and simultaneously reported as revenue; and
•	set-up fees received from clients as contributions to costs are credited to deferred income when received and recognised in revenue (i) as costs are incurred for fees identified as being against transition costs; or (ii) over the expected life of fixed assets if the fees are received as a contribution to assets; or (iii) over the period of the contract in line with activity or performance levels for fees not identified against delivered services.

A breakdown of revenues by activity is contained in note 1 to the consolidated financial statements.

Provision for doubtful receivables
At each balance sheet date, the company and each of its subsidiaries evaluate the collectability of trade receivables and record provisions for doubtful receivables based on experience. These provisions are based on, amongst other things, comparisons of the relative age of accounts and consideration of actual write-off history. The actual level of receivables collected may differ from the estimated levels of recovery, which could impact operating results positively or negatively. As at 31 March 2006, the group’s gross trade receivables were £387.0 million and the provision for doubtful receivables was £155.6 million.

United Utilities Annual Report & Accounts 2006	73

Back to Contents

Financial statements

Accounting policies continued

Accounting for provisions and contingencies
The group is subject to a number of claims incidental to the normal conduct of its business, relating to and including commercial, contractual and employment matters, which are handled and defended in the ordinary course of business. The group routinely assesses the likelihood of any adverse judgements or outcomes to these matters as well as ranges of probable and reasonably estimated losses. Reasonable estimates involve judgements made by management after considering information including notifications, settlements, estimates performed by independent parties and legal counsel, available facts, identification of other potentially responsible parties and their ability to contribute, and prior experience. A provision is recognised when it is probable that an obligation exists for which a reliable estimate can be made of the obligation after careful analysis of the individual matter. The required provision may change in the future due to new developments and as additional information becomes available. Matters that either are possible obligations or do not meet the recognition criteria for a provision are disclosed, unless the possibility of transferring economic benefits is remote.

Goodwill
The group records all assets and liabilities acquired in purchase acquisitions, including goodwill, at fair value. Goodwill is not amortised but is subject, at a minimum, to annual tests for impairment. The initial goodwill recorded and subsequent impairment analyses require management to make subjective judgements concerning the fair value of cash-generating units. Estimates of fair value are consistent with market information and the group’s plans and forecasts. As at 31 March 2006, the net carrying value of goodwill was £153.1 million.

Retirement benefits
The group operates two defined benefit schemes, one of which has a defined contribution section, which are independent of the group’s finances. Actuarial valuations of the schemes are carried out as determined by the trustees at intervals of not more than three years. The pension cost under IAS 19 is assessed in accordance with the advice of a firm of actuaries based on the latest actuarial valuation and assumptions determined by the actuary. The assumptions are based on information supplied to the actuary by the company, supplemented by discussions between the actuary and management. The assumptions are disclosed in note 19. Operating results are affected by the actuarial assumptions used. These assumptions include investment returns on the schemes’ assets, discount rates, pay growth and increases to pensions in payment and deferred pensions and may differ from actual results due to changing market and economic conditions and longer or shorter lives of participants.

Derivatives and borrowings
The group’s default treatment is for borrowings to be carried at amortised cost, whilst derivatives are recognised separately on the balance sheet at fair value with movements in those fair values reflected through the income statement. This has the potential to introduce considerable volatility to both the income statement and balance sheet. Therefore, for fair value hedges, changes in the recognised value of hedged debt that are attributable to the hedged risk are adjusted through the income statement. In the case of cashflow hedges, movements in the fair value of derivatives are deferred within reserves until they can be recycled through the income statement to offset the future income statement effect of changes in the hedged risk. In order to apply this treatment, it must be demonstrated that the derivative has been, and will continue to be, an effective hedge of the hedged risk within the debt item. Changes in the fair value of all derivatives are recognised in the income statement, except for derivatives that are designated and effective in terms of cashflow hedging relationships, in which case the gains and losses are deferred in equity. The group applies the fair value through profit or loss option where the complexity of the swaps means that they are disallowed from being allocated in a hedge relationship despite there being significant fair value offset between the hedged item and the derivative itself. This area is considered to be of significance due to the magnitude of the group’s level of borrowings.

Recently issued accounting pronouncements
International Financial Reporting Standards
At the date of authorisation of these financial statements, the following relevant standards and interpretations were in issue but not yet effective. The directors anticipate that the adoption of these standards and interpretations will have no material impact on the group’s financial statements. The directors anticipate that the group will adopt these standards and interpretations on their effective dates.

IAS 1 Amendment – Capital disclosures, is effective for periods commencing on or after 1 January 2007

IAS 39 Amendment – Cashflow hedge accounting of forecast intra group transactions, issued in April 2005, is effective for periods commencing on or after 1 January 2006

IAS 39 Amendment – The fair value option, issued in June 2005, is effective for periods commencing on or after 1 January 2006

IAS 39 Amendment – Financial guarantee contracts, issued in August 2005 is effective for periods commencing on or after 1 January 2006

IFRS 7 Financial instruments: Disclosures, issued in August 2005, is effective for periods commencing on or after 1 January 2007

IFRIC 4 Determining whether an arrangement contains a lease, issued in December 2004, is effective for periods commencing on or after 1 January 2006

IFRIC 8 Scope of IFRS 2, issued in January 2006, is effective for periods commencing on or after 1 May 2006

IFRIC 9 Reassessment of embedded derivatives, issued in March 2006, is effective for periods commencing on or after 1 June 2006

Interpretations in issue but not considered relevant to the activities of the group are as follows:

IFRIC 1 Changes in existing decommissioning, restoration and similar liabilities

IFRIC 2 Members’ shares in cooperative entities and similar instruments

IFRIC 5 Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds

IFRIC 6 Liabilities arising from participating in a specific market – waste electrical and electronic equipment

IFRIC 7 Applying the re-statement approach under IAS 29 Financial Reporting Hyperinflationary Economies.

74	United Utilities Annual Report & Accounts 2006

Back to Contents

Financial statements

Notes to the consolidated financial statements

1 Segment reporting
The group’s revenue predominantly arises from the sale of services.

For management purposes, the group is organised into three major operating divisions (2005: four). These divisions form the basis on which the following primary segment information is reported.

The group was also previously involved in telecommunications. That operation was discontinued with effect from 26 February 2006 (see note 7).

Trading between segments is carried out on an arm’s length basis and transactions are priced accordingly. External market prices are used where available; where not available, margins generated are compared to those generated from external sales and adjusted where necessary.

	Licensed		Business
	multi-utility	Infrastructure	process
	operations	management	outsourcing	Unallocated	Eliminations	Group
Year ended 31 March 2006	£m	£m	£m	£m	£m	£m

Continuing operations

Revenue	1,502.9	692.3	404.7	–	(213.1)	2,386.8

Segmental operating profit from continuing operations before pension settlements, amortisation of certain intangible assets* and restructuring costs	652.3	95.5	10.2	6.7	–	764.7
Pension settlements	–	–	10.6	–	–	10.6

Segmental operating profit from continuing operationsbefore amortisation of certain intangible assets* andrestructuring costs	652.3	95.5	20.8	6.7	–	775.3
Amortisation of certain intangible assets*	–	(1.1)	(8.7)	–	–	(9.8)
Restructuring costs	(0.1)	(4.7)	(20.7)	–	–	(25.5)

Segmental operating profit/(loss)	652.2	89.7	(8.6)	6.7	–	740.0

Investment income						54.0
Fair value loss on debt and derivative instruments						(15.7)
Other finance expense						(339.0)

Profit before taxation						439.3
Taxation						(120.3)

Profit for the year from continuing operations						319.0

Pension settlements arise in the normal course of business at the commencement of and exit from long-term contracts in the business process outsourcing and infrastructure management segments of the group.

* ‘Amortisation of certain intangible assets’ relates to the amortisation of certain intangible assets charged to the income statement during the year in respect of intangible assets arising on acquisitions undertaken since the date of transition to IFRS 3 ‘Business Combinations’(1 April 1999). Prior to the adoption of IFRS, the value of such intangible assets would have been reflected within goodwill.

Restructuring costs principally relate to severance and programme costs in the business process outsourcing segment and are disclosed separately as the directors consider that they are material and this provides for a more representative view of underlying segmental business performance. The amount of restructuring costs relating to employee benefits expense, including pension costs, is disclosed in note 2.
Restructuring costs are summarised in the table below:

	Licensed		Business
Restructuring costs	multi-utility	Infrastructure	process
	operations	management	outsourcing	Unallocated	Group
2006	£m	£m	£m	£m	£m

Wages and salaries	0.1	1.7	9.2	–	11.0
Pension costs	–	1.1	2.5	–	3.6
Other	–	1.9	9.0	–	10.9

	0.1	4.7	20.7	–	25.5

	Licensed		Business
	multi-utility	Infrastructure	process
	operations	management	outsourcing	Unallocated	Group
2005	£m	£m	£m	£m	£m

Wages and salaries	8.5	0.6	2.9	0.2	12.2
Pension costs	13.8	–	0.9	0.2	14.9
Other	0.6	0.9	1.1	–	2.6

	22.9	1.5	4.9	0.4	29.7

United Utilities Annual Report & Accounts 2006	75

Back to Contents

Financial statements

Notes to the consolidated financial statements continued

1 Segment reporting continued

Period ended
26 February 2006
Telecommunications
Discontinued operation (note 7)	£m

Revenue
External sales	163.6
Intra-group sales	11.8

Total revenue	175.4
Operating expenses	(193.0)

Loss before taxation	(17.6)
Taxation on loss	8.6

Loss for the period from discontinued operation	(9.0)

Adjustment to value before taxation	(147.7)
Taxation on adjustment to value	31.6

Net adjustment to value	(116.1)

Loss on disposal of discontinued operation	(9.1)
Taxation on loss on disposal of discontinued operation	23.4

Net profit on disposal after taxation	14.3

Total loss for the period from discontinued operation	(110.8)

At 30 September 2005, on recognition of the assets and liabilities of the Your Communications business as a disposal group in accordance with IFRS 5 ‘Non-current Assets held for Sale and Discontinued Operations’, an adjustment to fair value was recognised. The adjustment to carrying value of £147.7 million was allocated against property, plant and equipment £105.4 million (see note 10), goodwill £24.4 million (see note 11) and other intangible assets £17.9 million (see note 12). Your Communications has subsequently been sold, post impairment, giving rise to a pre-tax loss on disposal of £9.1 million. The post-tax profit on disposal represents the fair value of the consideration received less the carrying amount of the subsidiary’s net assets and attributable goodwill, net of the associated tax credit and transaction costs.

	Licensed		Business
	multi-utility	Infrastructure	process
	operations	management	outsourcing	Unallocated	Eliminations	Group
Year ended 31 March 2006	£m	£m	£m	£m	£m	£m

Continuing operations
Other information
Capital additions	511.9	49.2	205.0	5.7	–	771.8
Depreciation and amortisation	265.3	17.5	37.5	–	–	320.3

Balance sheet
ASSETS
Segment assets	9,426.6	701.9	321.1	846.8	–	11,296.4

LIABILITIES
Segment liabilities	(6,406.5)	(495.3)	(175.3)	(1,588.4)	–	(8,665.5)

76	United Utilities Annual Report & Accounts 2006

Back to Contents

Financial statements

1 Segment reporting continued

	Licensed		Business
	multi-utility	Infrastructure	process
	operations	management	outsourcing	Unallocated	Eliminations	Group
Year ended 31 March 2005	£m	£m	£m	£m	£m	£m

Continuing operations
Revenue	1,384.7	512.2	396.4	–	(189.6)	2,103.7

Segmental operating profit from continuing operations before pension settlements, amortisation of certain intangible assets* and restructuring costs	564.6	82.2	24.3	4.8	–	675.9
Pension settlements	–	7.8	–	–	–	7.8

Segmental operating profit from continuing operations before amortisation of certain intangible assets* and restructuring costs	564.6	90.0	24.3	4.8	–	683.7
Amortisation of certain intangible assets*	–	0.6	(3.2)	–	–	(2.6)
Restructuring costs	(22.9)	(1.5)	(4.9)	(0.4)	–	(29.7)

Segmental operating profit	541.7	89.1	16.2	4.4	–	651.4
Investment income						38.3
Other finance expense						(322.1)

Profit before taxation						367.6
Taxation						(96.1)

Profit for the year from continuing operations						271.5

Year ended
31 March 2005
Telecommunications
Discontinued operation (note 7)	£m

Revenue
External sales	219.4
Intra-group sales	14.3

Total revenue	233.7
Operating expenses	(245.2)

Loss before taxation	(11.5)
Taxation on loss	2.1

Loss for the year from discontinued operation	(9.4)

	Licensed		Business
	multi-utility	Infrastructure	process
	operations	management	outsourcing	Unallocated	Eliminations	Group
Year ended 31 March 2005	£m	£m	£m	£m	£m	£m

Continuing operations
Other information
Capital additions	803.9	46.6	42.0	10.1	–	902.6
Depreciation and amortisation	282.3	20.5	29.0	(1.1)	–	330.7

Balance sheet
ASSETS
Segment assets	8,885.2	465.4	204.2	594.5	–	10,149.3

LIABILITIES
Segment liabilities	(6,223.8)	(393.3)	(158.7)	(1,229.1)	–	(8,004.9)

Revenue from the group’s discontinued operation was derived principally from the United Kingdom.

Of the group’s consolidated revenue and assets for continuing operations, greater than 90 per cent is derived from customers located in the United Kingdom, for both of the years ended 31 March 2006 and 31 March 2005, and hence no geographical analysis is presented.

United Utilities Annual Report & Accounts 2006	77

Back to Contents

Financial statements

Notes to the consolidated financial statements continued

2 Directors and employees

Directors’ remuneration

	2006	2005
	£m	£m

Fees to non-executive directors	0.6	0.5
Salaries	1.8	1.4
Benefits	0.1	0.2
Bonus	0.8	0.8
Share-based payments	1.0	0.5

	4.3	3.4

Remuneration of key management personnel

	2006	2005
	£m	£m

Salaries and short-term employee benefits	4.9	5.1
Post employment benefits	2.9	1.8
Share-based payments	2.3	1.2

	10.1	8.1

Key management personnel comprises all executive directors and certain senior managers who are members of the executive leadership team.

Employee costs

		Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Wages and salaries	442.2	397.7	10.0	14.4
Social security costs	37.8	31.8	1.1	1.2
Pension costs	37.0	47.6	4.1	3.5

	517.0	477.1	15.2	19.1
Capital schemes and charges against provisions	(88.0)	(84.3)	–	–

Amounts attributable to continuing operations	429.0	392.8	15.2	19.1
Employee benefit expense attributable to discontinued operation	24.7	31.1	–	–

	453.7	423.9	15.2	19.1
Less: employee benefit expense attributable to joint ventures	(4.3)	(5.2)	–	–

	449.4	418.7	15.2	19.1

In addition to the above, restructuring costs disclosed on the face of the income statement and in note 1 include wages and salaries expense of £11.0 million (2005: £12.2 million) and pension costs (see note 19) of £3.6 million (2005: £14.9 million).

Average number of employees during the year (full-time equivalents)

	2006	2005
	number	number

Licensed multi-utility operations	4,775	4,889
Infrastructure management	3,269	2,510
Business process outsourcing	8,203	7,693
Telecommunications (discontinued operation)	653	682
Other activities	129	161

	17,029	15,935

78	United Utilities Annual Report & Accounts 2006

<<

Back to Contents

Financial statements

3 Operating profit

The following items have been included in arriving at the group’s operating profit and the loss from the discontinued operation:

	Continuing operations		Discontinued operation		Total	Total

	2006	2005	2006	2005	2006	2005
	£m	£m	£m	£m	£m	£m

Employee benefits expense
Employee costs (see note 2)	429.0	392.8	24.7	31.1	453.7	423.9

Depreciation and amortisation expense
Depreciation of property, plant and equipment:
Owned assets (see note 10)	263.3	266.6	13.2	20.9	276.5	287.5
Under finance leases (see note 10)	1.7	1.7	–	–	1.7	1.7
Amortisation of other intangible assets (see note 12)	55.3	62.4	4.9	6.8	60.2	69.2

Other income
Profit on disposal of property, plant and equipment	(4.8)	(4.4)	–	–	(4.8)	(4.4)

Other operating costs
Other operating leases payable:
Property	11.4	9.3	–	3.8	11.4	13.1
Plant and equipment	3.2	4.9	–	0.7	3.2	5.6
Amortisation of government grants	(11.4)	(10.5)	–	–	(11.4)	(10.5)
Restructuring costs	25.5	29.7	–	–	25.5	29.7
Research and development expenses	1.9	0.8	–	–	1.9	0.8

During the year, the group obtained the following services from the group’s auditors, at costs detailed below:

	2006	2005
Year ended 31 March	£m	£m

Audit services
Statutory audit	0.9	0.6
Audit related regulatory reporting	0.7	0.7

	1.6	1.3

Tax services – advisory services	–	0.3
Other services	0.9	0.1

	2.5	1.7

Other services relate to fees for the divestment of Your Communications and assistance with acquisitions.

4 Investment income

	2006	2005
	£m	£m

Interest receivable	36.9	34.4
Preference dividends receivable	0.3	3.9
Foreign exchange gains on forward contracts	16.8	–

	54.0	38.3

5 Finance expense

	2006	2005
	£m	£m

Interest payable on bank borrowings	335.5	318.9
Interest payable on finance leases	3.5	3.2

Other finance expense	339.0	322.1
Fair value loss on debt and derivative instruments	15.7	–

	354.7	322.1

United Utilities Annual Report & Accounts 2006	79

Back to Contents

Financial statements

Notes to the consolidated financial statements continued

6 Taxation

	2006	2005
Continuing operations	£m	£m

Current tax:
UK corporation tax	57.4	(0.5)
Foreign tax	3.4	1.7
Prior year	(13.1)	(31.2)
Deferred tax:
Current year	64.6	102.5
Prior year	8.0	23.6

Total tax charge	120.3	96.1

	2006	2005
Discontinued operation	£m	£m

Current tax:
UK corporation tax	(46.9)	(1.7)
Prior year	11.2	–
Deferred tax:
Current year	(11.6)	(0.4)
Prior year	(16.3)	–

Total tax credit for the period/year	(63.6)	(2.1)

The tables below reconcile the notional tax charge at the UK corporation tax rate to the effective tax rate for the year:

		2006		2005
Continuing operations	£m	%	£m	%

Profit before tax	439.3		367.6

Tax at the UK corporation tax rate of 30%	131.8	30.0	110.3	30.0
Adjustments in respect of prior period	(5.1)	(1.2)	(7.6)	(2.1)
Net income not taxable less expenses not deductible	(6.4)	(1.4)	(6.6)	(1.8)

Total tax charge and effective tax rate for the year	120.3	27.4	96.1	26.1

		2006		2005
Discontinued operation	£m	%	£m	%

Loss before tax	(17.6)		(11.5)

Tax at the UK corporation tax rate of 30%	(5.3)	(30.0)	(3.5)	(30.0)
Adjustments in respect of prior period	(3.3)	(18.9)	1.4	11.7

Total tax credit and effective tax rate for the period/year on operating loss	(8.6)	(48.9)	(2.1)	(18.3)

7 Discontinued operation

On 26 February 2006, the group sold the Your Communications business as part of the declared strategy of a progressive exit from the telecoms market. The purchaser was THUS Group plc and the consideration comprised an initial consideration of 391,532,832 ordinary shares with a market value of 15.5 pence each (in aggregate £60.7 million), together with the option to acquire up to a further 4.8 per cent of shares in THUS Group plc dependent upon the future share price of THUS Group plc. This option is valued at £13.2 million at 31 March 2006 and is held within non-current derivative assets (see note 18). The results of Your Communications have been disclosed as a discontinued operation in the group’s financial statements. The detailed trading results and gain on disposal of Your Communications for the period ended

26 February 2006 and the loss for the year ended 31 March 2005 is provided in note 1. Cashflows in relation to the discontinued operation are separately disclosed in the group’s cashflow statement.

The net assets of Your Communications at the date of disposal and at 31 March 2005 were as follows:

	26 February 2006	31 March 2005
	£m	£m

Other intangible assets	7.9	54.1
Property, plant and equipment	55.8	165.7
Inventories	7.4	4.2
Trade receivables	40.3	48.1
Cash and short-term deposits	–	8.7
Retirement benefit (obligation)/surplus	(8.3)	2.8
Trade payables	(25.7)	(40.5)
Non-current liabilities	(0.2)	(0.5)

	77.2	242.6

Loss on disposal before taxation	(9.1)

Total fair value of consideration satisfied by ordinary shares and contingent share options less transaction costs	68.1

80	United Utilities Annual Report & Accounts 2006

Back to Contents

Financial statements

8 Dividends

	2006	2005
	£m	£m

Amounts recognised as distributions to equity holders in the year comprise:
Ordinary shares:
Final dividend for the year ended 31 March 2005 at 28.61 pence per share (2004: 29.88 pence)	172.0	166.5
Interim dividend for the year ended 31 March 2006 at 14.29 pence per share (2005: 13.82 pence)	124.8	82.4
A shares:
Final dividend for the year ended 31 March 2005 at 14.307 pence per share (2004: 14.90 pence)	47.4	46.2
Interim dividend for the year ended 31 March 2006 at nil pence per share (2005: 6.908 pence)	–	22.9

	344.2	318.0

Proposed final dividend for the year ended 31 March 2006 at 29.58 pence per share (2005: 28.61 pence)	259.0	219.4

The proposed final dividends for the years ended 31 March 2006 and 31 March 2005 were subject to approval by equity holders of the company and, hence, have not been included as liabilities in the financial statements at 31 March 2006 and 31 March 2005 respectively.

The first dividend for which the initial A shares ranked was the 2003/04 interim dividend. The amount of the dividend was 50 per cent of that paid on an ordinary share. In July 2005, following completion of the second stage of the rights issue, the A shares were consolidated and reclassified as ordinary shares on the basis of one ordinary share for two A shares.

Final dividends in respect of the year ended 31 March 2005 and interim dividends recognised in the year ended 31 March 2005 have been re-presented following the rights issue.

9 Earnings per share

	2006		2005

Profit for the financial year attributable to equity holders of the company	£207.9m		£260.3m

Profit for the financial year attributable to equity holders of the company – continuing operations	£318.7m		£269.7m

	2006		2005

Earnings per share from continuing and discontinued operations
Basic	24.3	p	33.3	p
Diluted	24.2	p	30.1	p

Earnings per share from continuing operations
Basic	37.3	p	34.5	p
Diluted	37.1	p	31.2	p

Basic earnings per share has been calculated by dividing profit for the financial year attributable to equity holders of the company by 853.9 million, being the weighted average number of shares in issue during the year (2005: 781.0 million re-presented following the rights issue).

Diluted earnings per share has been calculated by dividing profit for the financial year attributable to equity holders of the company by 858.4 million, being the weighted average number of shares in issue during the year including dilutive shares (2005: 865.2 million re-presented following the rights issue).

The weighted average number of shares can be reconciled to the weighted average number of shares including dilutive shares as follows:

	2006	2005
	million	million

Average number of ordinary shares in issue – basic	853.9	781.0
Average number of potentially dilutive ordinary shares under option	9.1	14.7
Number of ordinary shares that would have been issued at fair value	(4.6)	(8.8)
Number of A shares issued in 2005 (ordinary share equivalent)	–	169.6
Number of A shares that would have been issued at fair value (ordinary share equivalent)	–	(91.3)

Average number of ordinary shares – diluted	858.4	865.2

The five-for-nine rights issue, structured so that the proceeds were received in two stages, was approved at the extraordinary general meeting of shareholders on 26 August 2003. The first tranche of the proceeds, received during September 2003, raised £501.2 million (net of costs) from issuing 309,286,997 A shares. The second tranche of proceeds received in June 2005 raised £508.1 million (net of costs), reflecting the subscription of 309,286,997 further A shares. In July 2005, all A shares were then consolidated and reclassified as ordinary shares on the basis of one ordinary share for two A shares.

For the purposes of calculating the weighted average number of shares used in the earnings per share calculations, the A shares have been treated as part paid ordinary shares, two A shares being equivalent to one ordinary share, for the period prior to their consolidation as ordinary shares in July 2005.

The difference between the weighted average number of shares used in the basic and the diluted earnings per share calculations represents those ordinary shares deemed to have been issued for no consideration on the conversion of all potential dilutive ordinary shares in accordance with IAS 33 ‘Earnings Per Share’.

United Utilities Annual Report & Accounts 2006	81

Back to Contents

Financial statements

Notes to the consolidated financial statements continued

9 Earnings per share continued

The basic and diluted weighted average number of shares have been re-presented for all periods prior to the second stage of the rights issue to reflect the bonus element of the rights issue as required by IAS 33. The adjustment factor, based on the consideration received from the second stage of the rights issue, is 1.0962, calculated using 653.5 pence per ordinary share, being the closing price on 27 June 2005, the last day on which A shares were traded with the rights.

10 Property, plant and equipment

				Fixtures,
				fittings,	Assets in
	Land and	Infrastructure	Operational	tools and	course of
	buildings	assets	assets	equipment	construction	Total
Group	£m	£m	£m	£m	£m	£m

Cost
At 1 April 2004	356.6	2,821.1	5,097.8	512.5	1,142.5	9,930.5
Additions	3.1	72.7	142.8	54.7	567.7	841.0
Transfers	4.9	145.7	300.9	46.5	(498.0)	–
Disposals	(12.5)	(17.4)	(65.4)	(68.0)	(5.0)	(168.3)
Currency translation differences	–	4.7	–	–	–	4.7

At 31 March 2005	352.1	3,026.8	5,476.1	545.7	1,207.2	10,607.9

Additions	9.7	47.9	173.4	38.7	269.7	539.4
Acquisitions	–	–	–	4.6	–	4.6
Transfers	(5.3)	136.7	501.6	24.1	(672.7)	(15.6)
Disposals	(11.9)	(13.4)	(286.5)	(100.8)	(14.0)	(426.6)
Currency translation differences	0.1	2.6	(0.2)	0.1	0.1	2.7

At 31 March 2006	344.7	3,200.6	5,864.4	512.4	790.3	10,712.4

Accumulated depreciation
At 1 April 2004	103.0	42.3	1,510.9	289.8	–	1,946.0
Charge for the year	11.8	28.4	182.3	66.7	–	289.2
Transfers	–	–	(0.2)	0.2	–	–
Disposals	(9.6)	(4.6)	(22.7)	(67.1)	–	(104.0)
Currency translation differences	–	2.2	–	–	–	2.2

At 31 March 2005	105.2	68.3	1,670.3	289.6	–	2,133.4

Charge for the year	12.6	27.3	192.5	45.8	–	278.2
Transfers	(7.8)	–	(0.1)	(2.0)	–	(9.9)
Disposals	(6.1)	(5.0)	(238.4)	(82.7)	(7.1)	(339.3)
Adjustment to value (see notes 1,7)	–	–	88.8	9.5	7.1	105.4
Currency translation differences	–	0.6	(0.1)	0.2	–	0.7

At 31 March 2006	103.9	91.2	1,713.0	260.4	–	2,168.5

Net book value at 31 March 2006	240.8	3,109.4	4,151.4	252.0	790.3	8,543.9

Net book value at 31 March 2005	246.9	2,958.5	3,805.8	256.1	1,207.2	8,474.5

The carrying amount of the group’s operational assets, fixtures, fittings, tools and equipment includes an amount of £68.1 million (2005: £69.6 million) in respect of assets held under finance leases.

At 31 March 2006, the group had entered into contractual commitments for the acquisition of property, plant and equipment amounting to £183.1 million (2005: £263.0 million).

82	United Utilities Annual Report & Accounts 2006

Back to Contents

Financial statements

10 Property, plant and equipment continued

Fixtures,
fittings,
tools and
equipment
Company	£m

Cost
At 1 April 2004, 31 March 2005 and 31 March 2006	4.8

Accumulated depreciation
At 1 April 2004	3.9
Charge for the year	0.1

At 31 March 2005 and 31 March 2006	4.0

Net book value at 31 March 2005 and 31 March 2006	0.8

The company had no contractual commitments for the acquisition of property, plant and equipment at 31 March 2006 or 31 March 2005.

11 Goodwill

Group	£m

Cost
At 1 April 2004	86.8
Additions	26.8
Disposals	(11.0)
Currency translation differences	(2.0)

At 31 March 2005	100.6
Additions	75.5
Adjustment to value (see notes 1,7)	(24.4)
Currency translation differences	1.4

At 31 March 2006	153.1

Goodwill is subject to annual impairment testing, or more frequently if there are indications of impairment. The recoverable amounts of the cash-generating units (‘CGUs’) are determined from value-in-use calculations that use amounts from approved budgets and plans. The discount rate applied to the cashflow projections was 11.9 per cent. The range of growth rates used of 2.5 to 3.0 per cent was based on industry growth rates.

Goodwill is allocated to the appropriate CGU identified according to the business segment. The net book value of goodwill by these segments was as follows:

		Group

	2006	2005
	£m	£m

Telecommunicationsn (discontinued operation)	–	23.4
Infrastructure management	6.2	6.2
Business process outsourcing	146.9	71.0

	153.1	100.6

During the year, an impairment, described herein as adjustment to value, of £24.4 million was recognised in respect of the goodwill of the telecommunications division, Your Communications (see notes 1 and 7).

There have been no other goodwill impairments identified during the year.

United Utilities Annual Report & Accounts 2006	83

Back to Contents

Financial statements

Notes to the consolidated financial statements continued

12 Other intangible assets

	Computer
	software	Other	Total
Group	£m	£m	£m

Cost
At 1 April 2004	393.2	109.6	502.8
Additions – purchased	34.1	0.7	34.8
Disposals	(33.6)	(2.5)	(36.1)

At 31 March 2005	393.7	107.8	501.5
Additions – internally generated	1.2	–	1.2
Additions – purchased	51.7	0.3	52.0
Acquisitions	5.7	93.4	99.1
Disposals	(159.9)	(70.6)	(230.5)

At 31 March 2006	292.4	130.9	423.3

Amortisation and adjustment to value
At 1 April 2004	224.2	48.9	273.1
Charge for the year	59.7	9.5	69.2
Disposals	(33.6)	–	(33.6)

At 31 March 2005	250.3	58.4	308.7
Charge for the year	45.5	14.7	60.2
Disposals	(138.4)	(61.3)	(199.7)
Adjustment to value (see notes 1,7)	–	17.9	17.9

At 31 March 2006	157.4	29.7	187.1

Net book value at 31 March 2006	135.0	101.2	236.2

Net book value at 31 March 2005	143.4	49.4	192.8

At 31 March 2006, the group had entered into contractual commitments for the acquisition of other intangible assets amounting to £3.0 million (2005: £69.0 million). The company had no contractual commitments for the acquisition of other intangible assets at 31 March 2006 or 31 March 2005.

The ‘other’ intangible assets category relates mainly to customer related intangibles such as customer contracts and customer lists.

84	United Utilities Annual Report & Accounts 2006

Back to Contents

Financial statements

13 Investments

Non-current asset investments

Shares in subsidiary
undertakings
Company	£m

Cost
At 1 April 2004	5,738.4
Additions	295.7
Adjustment to value (see note 23)	(1,201.0)

At 31 March 2005	4,833.1
Additions	668.6

At 31 March 2006	5,501.7

		Other
	Associate	investments	Total
Group	£m	£m	£m

Cost
At 1 April 2004	–	3.0	3.0
Additions	–	0.3	0.3
Disposals	–	(2.2)	(2.2)
Transfer from joint ventures	–	8.9	8.9
Exchange adjustments	–	(0.3)	(0.3)

At 31 March 2005	–	9.7	9.7
Additions	60.7	85.7	146.4
Disposals	–	(0.4)	(0.4)
Revaluation	–	14.6	14.6
Exchange adjustments	–	0.4	0.4

At 31 March 2006	60.7	110.0	170.7

On 1 June 2005, the group acquired a 15 per cent shareholding in Northern Gas Network Holdings Limited. In the opinion of the directors, there is no material difference between the book and fair values of this investment.

On 26 February 2006, the group acquired 391,532,832 ordinary shares in THUS Group plc as consideration for the sale of the Your Communications business (see notes 1 and 7). This investment, in listed equity securities, presents the group with opportunity for return through dividend income and trading gains. These securities have no fixed maturity or coupon rate. In the opinion of the directors, there is no material difference between the book and fair values of this investment.

The group’s 21.7 per cent investment in THUS Group plc qualifies as an associate in accordance with IAS 28 ‘Investments in Associates’. Equity accounting has been applied in respect of this investment in the group’s financial statements. However, the group’s share of the post acquisition results for the five weeks ended 31 March 2006 has not been separately disclosed in the income statement or statement of recognised income and expense on the grounds of materiality.

United Utilities Annual Report & Accounts 2006	85

Back to Contents

Financial statements

Notes to the consolidated financial statements continued

13 Investments continued

Details of principal operating subsidiary undertakings, unlisted joint ventures and associates, are set out below. These undertakings are included within the consolidated group financial statements.

	Class of share	Proportion of share capital	Nature of
	capital held	owned/voting rights	business

Subsidiary undertakings:
Great Britain:
United Utilities Water PLC	Ordinary	100%*	Water and wastewater services and network management
United Utilities Electricity PLC	Ordinary	100%*	Electricity distribution and related services
Vertex Data Science Limited	Ordinary	100%	Business process outsourcing
Vertex Customer Management Limited	Ordinary	100%*	Business process outsourcing
Vertex Financial Services Holdings Limited	Ordinary	100%*	Financial services outsourcing
1st Software Group Limited	Ordinary	100%	Financial services software
United Utilities International Limited	Ordinary	100%*	Consulting services and project management
United Utilities Facilities Management Limited	Ordinary	100%*	Facilities management
United Utilities Waste Management Limited	Ordinary	100%*	Waste management
United Utilities Industrial (Gwent) Limited	Ordinary	100%*	Waste management
United Utilities Industrial Limited	Ordinary	100%*	Water treatment operations
United Utilities Property Solutions Limited	Ordinary	100%	Property management
United Utilities Operational Services Limited	Ordinary	100%*	Operation and maintenance of water and wastewater assets of Dwr Cymru Welsh Water
United Utilities Operational Services (Highland) Limited	Ordinary	100%*	Operation and maintenance of wastewater assets
United Utilities Operational Services (Tay) Limited	Ordinary	100%*	Operation and maintenance of wastewater assets
United Utilities Operational Services (Moray) Limited	Ordinary	100%*	Operation and maintenance of wastewater assets
United Utilities Networks Limited	Ordinary	100%*	Multi-utility metering and network operations
United Utilities Operations Limited	Ordinary	100%*	Operation and maintenance of Northern Gas Networks’
gas assets and management of capital programme

Australia:
United Utilities Australia Pty Limited	Ordinary	100%*	Water treatment operations, technical and management services
United Utilities Macarthur Operations Pty Limited	Ordinary	100%*	Technical and management services
Yabulu Water Pty Limited	Ordinary	100%*	Technical and management services
United Utilities Victor Harbor Pty Limited	Ordinary	100%*	Water treatment operations
Onkaparinga Pty Limited	Ordinary	100%*	Technical and management services

Canada:
Vertex Customer Management (Canada) Limited	Ordinary	100%*	Business process outsourcing

United States:
First Revenue Assurance LLC	Ordinary	100%*	Debt collection agency

India:
Vertex Customer Services India Private Limited	Ordinary	75%*	Business process outsourcing

Joint ventures:
Great Britain:
Catchment Limited	Ordinary	50%*	Contract operations and maintenance services
Catchment (Tay) Limited	Ordinary	33%*	Contract operations and maintenance services
Catchment (Moray) Limited	Ordinary	33%*	Contract operations and maintenance services
Meter Serve (North West) Limited	Ordinary	50%*	Metering services
Meter Serve (North East) Limited	Ordinary	50%*	Metering services
UUGM Limited	Ordinary	60%*	Consulting services and project management
4Delivery Limited	Ordinary	40%*	Consulting services and project management

Australia:
Yan Yean Water Pty Limited	Ordinary	50%*	Water treatment operations
Macarthur Water Pty Limited	Ordinary	50%*	Water treatment operations
Riverland Water Pty Limited	Ordinary	50%*	Water treatment operations
Campaspe Asset Management Services Pty Limited	Ordinary	50%*	Asset management and water treatment

Estonia:
AS Tallinna Vesi	Ordinary	26.5%*	Contract operations and maintenance services

Bulgaria:
Sofijska Voda A.D.	Ordinary	59.6%*	Contract operations and maintenance services

Poland:
Aqua SA	Ordinary	33.2%*	Contract operations and maintenance services

Associates:
Great Britain:
THUS Group plc	Ordinary	21.7%	Telecommunications

* Shares are held directly by United Utilities PLC except where marked with an asterisk where they are held by subsidiary undertakings.

86	United Utilities Annual Report & Accounts 2006

Back to Contents

Financial statements

13 Investments continued

A full list of the company’s subsidiary undertakings is included within the company’s annual return.

In relation to the group’s interests in joint ventures and the financial performance of the group’s associate, the assets, liabilities, gross income and expenses are summarised below.

				Group share of:

	Associate	Associate	Joint ventures	Joint ventures
	30 September 2005	30 September 2004	31 March 2006	31 March 2005
	£m	£m	£m	£m

Non-current assets	364.8	385.7	263.8	220.3
Current assets	92.1	118.2	106.9	60.7
Non-current liabilities	(42.4)	(55.8)	(215.6)	(179.9)
Current liabilities	(89.5)	(101.3)	(69.4)	(30.6)

	325.0	346.8	85.7	70.5

	6 months ended	6 months ended	Year ended	Year ended
	30 September 2005	30 September 2004	31 March 2006	31 March 2005
	£m	£m	£m	£m

Gross income	176.8	177.5	165.3	114.3
Expenses	(185.0)	(206.6)	(152.4)	(104.8)
Taxation	(0.3)	(0.4)	(2.8)	2.2

Post tax results	(8.5)	(29.5)	10.1	11.7

The financial information presented in respect of the group’s investment in its associate is derived from the latest publicly available financial statements, the interim financial statements as at 30 September 2005.

The joint ventures and associate have no significant contingent liabilities to which the group is exposed and the group has no significant contingent liabilities in relation to its interests in the joint ventures and associate.

Current asset investments
 Current asset investments comprise properties held for development and sale of £29.7 million (2005: £19.7 million).

14 Inventories

		Group

	2006	2005
	£m	£m

Raw materials and finished goods	9.4	9.8
Work in progress	18.8	31.1

	28.2	40.9

15 Trade and other receivables

		Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Trade receivables	231.4	217.8	–	–
Amounts owed by subsidiary undertakings	–	–	1,110.2	796.9
Amounts owed by related parties	0.6	–	–	–
Other debtors	38.2	31.4	18.3	2.2
Prepayments and accrued income	241.9	159.2	2.1	–

	512.1	408.4	1,130.6	799.1

Trade and other receivables have been analysed between non-current and current as follows:

		Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Non-current	22.0	23.4	–	–
Current	490.1	385.0	1,130.6	799.1

	512.1	408.4	1,130.6	799.1

Trade receivables do not carry interest and are stated net of allowances for doubtful receivables of £155.6 million (2005: £127.2 million). Allowances are estimated by management based on past default experience and their assessment of the current economic environment.

The group has no significant concentration of credit risk with exposure spread over a large number of customers.

The directors consider that the carrying amount of trade and other receivables approximates to their fair value.

The average credit period taken on sales ranges from 38 days to 95 days due to the differing nature of trade receivables in the business process outsourcing, infrastructure management and licensed multi-utility segments of the group.

United Utilities Annual Report & Accounts 2006	87

Back to Contents

Financial statements

Notes to the consolidated financial statements continued

16 Cash and cash equivalents

		Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Cash at bank and in hand	127.0	90.4	120.4	153.9
Short-term bank deposits	1,386.5	812.3	–	200.0

Cash and short-term deposits	1,513.5	902.7	120.4	353.9
Bank overdrafts (included in borrowings, see note 17)	(69.6)	(37.1)	–	–

Cash and cash equivalents	1,443.9	865.6	120.4	353.9

Cash and short-term deposits comprise cash at bank and in hand and other short-term highly liquid investments with a maturity of three months or less.

The effective interest rate on short-term deposits during the year ended 31 March 2006 was 4.30 per cent (2005: 4.47 per cent). However, in the year ended 31 March 2006, short-term deposits included a large number of deposits denominated in Japanese yen. Excluding the impact of the Japanese yen deposits, the effective interest rate on short-term deposits denominated in sterling was 4.59 per cent. These deposits have a weighted average maturity of 13 days.

17 Borrowings

	2006	2005
Group	£m	£m

Bank overdrafts	69.6	37.1
Bank loans and other loans	5,550.1	5,063.2
Finance lease obligations	80.5	81.0

	5,700.2	5,181.3

The borrowings are repayable as follows:
Within one year	619.1	512.3
From one to two years	989.5	95.7
From two to three years	765.3	944.3
From three to four years	172.4	761.2
From four to five years	18.3	177.8
After five years	3,135.6	2,690.0

	5,700.2	5,181.3

The group considers the following financial instruments to be significant:

		Carrying value
Financial instruments	Maturity	£m

€1,000m 6.625% notes	8 Nov 2007	690.8
€600m 4.875% notes	18 Mar 2009	420.3
€500m 4.25% notes	24 Jan 2020	337.6
£300m 5.625% notes	20 Dec 2027	317.7

On total borrowings, before the impact of derivative instruments, interest rates range from 0.705 per cent to 14.83 per cent on £5,050.9 million (2005: £4,542.4 million) and are at floating rates on £649.3 million (2005: £638.9 million).

Bank overdrafts
Bank overdrafts are repayable on demand.

The weighted average rate of interest on bank overdrafts was 5.57 per cent (2005: 5.16 per cent).

Term loans
Amounts repayable on term loans after more than five years, before the impact of derivative instruments, comprise loans repayable between 2011 and 2053. Interest rates range from 1.135 per cent to 14.83 per cent on £2,729.9 million (2005: £2,312.7 million) and are at floating rates on £405.7 million (2005: £377.3 million).

The weighted average rate of interest on term loans, before the impact of derivative instruments, was 5.54 per cent (2005: 5.98 per cent).

The group had available committed bank facilities of £1,000.0 million (2005: £875.0 million) of which £745.4 million was unutilised at 31 March 2006 (2005: £873.4 million). Of the amounts unutilised, £295.0 million expires within one year (2005: £100.0 million), £125.0 million expires after one year but in less than two years (2005: £323.4 million), and the remaining £325.4 million expires in more than two years (2005: £450.0 million).

Finance leases
An analysis of finance lease repayments is given in note 25.

The weighted average interest rate on finance leases was 6.37 per cent (2005: 5.97 per cent).

88	United Utilities Annual Report & Accounts 2006

Back to Contents

Financial statements

17 Borrowings continued
Funding raised in foreign currency is swapped to sterling to match funding costs to income. The analysis of borrowings below details the currency in which items were raised and the amounts involved before and after currency hedging.

The group borrowings were denominated in the following currencies:

	Currency		Currency
	before hedging		after hedging
	2006		2006		2005
	£m		£m		£m

Fixed rate:

Sterling	2,540.0		2,580.8		1,827.2
United States dollars	877.4		862.9		1,091.9
Euros	1,492.1		1,476.6		1,480.0
Japanese yen	97.8	*	108.6	*	120.7
Australian dollars	22.0		22.0		22.6

Floating rate:

Sterling	577.3		577.5		548.2
Japanese yen	–		–		12.3
United States dollars	13.4		13.4		13.8
Australian dollars	28.7		28.7		29.4
Euros	18.6		18.6		22.7
Hong Kong dollars	11.1		11.1		12.5

*	Included in the above table is a loan with Japanese yen principal paying a United States dollar coupon. Included in fixed rate borrowings are sterling denominated loans of £450.0 million for which the principal and interest are linked to the Retail Price Index.

The functional currency of the majority of group entities is sterling. Debt raised in currencies other than sterling is, in most cases, raised in a currency other than the functional currency of that entity.

The fair values of the group’s financial instruments are shown on page 90.

Taking into account all derivative instruments, including those not designated as a hedge relationship, borrowings can be analysed as follows:

	Fixed rate borrowings			Floating rate borrowings

		Weighted
		average		Weighted
	Weighted	period for		average
	average	which rate is	At fixed	interest	At floating
	interest rates	fixed	interest rates	rate	interest rates	Total
2006	%	Years	£m	%	£m	£m

Sterling	5.58	7.13	4,911.3	5.01	676.7	5,588.0
Other	5.65	3.32	91.7	2.36	20.5	112.2

			5,003.0		697.2	5,700.2

	Fixed rate borrowings			Floating rate borrowings

		Weighted
		average		Weighted
	Weighted	period for		average
	average	which rate is	At fixed	interest	At floating
	interest rates	fixed	interest rates	rate	interest rates	Total
2005	%	Years	£m	%	£m	£m

Sterling	6.19	5.52	4,507.4	4.85	581.1	5,088.5
Other	6.35	5.78	68.2	2.37	24.6	92.8

			4,575.6		605.7	5,181.3

Debt items held at fair value through profit or loss:

					Movement in the year due to:

					Total impact
	Carrying	Interest rates/			recognised in the
	value	exchange rates	Credit risk		income statement	Payable
	£m	£m	£m		£m	at maturity

£250m 8.875% due March 2026	358.9	(13.5)	(4.3)		(17.8)	£250m
US$400m 6.875% due August 2028	240.1	(11.7)	1.3		(10.4)	$400m
JPY1bn due 2007	4.9	–	–	*	–	JPY1bn
JPY3bn 0.705% due 2008	14.7	0.2	–	*	0.2	JPY3bn
JPY3bn 1.135% due 2013	13.6	1.2	–	*	1.2	JPY3bn

*	Due to the short duration of these bonds, the credit margin is very narrow and, due to the inactive market, difficult to estimate. Therefore, changes in value shown in the table are only from interest and exchange rate differences.

United Utilities Annual Report & Accounts 2006	89

Back to Contents

Financial statements

Notes to the consolidated financial statements continued

17 Borrowings continued

Company
Excluding amounts owed to subsidiary undertakings, the company has borrowings totalling £1,359.1 million (2005: £1,127.0 million), of which £478.2 million falls due within one year, repayable within three months of 31 March 2006 with interest for the short-term period based on fixed rates, the weighted average rate being 4.62 per cent, and after that based on floating rates. The remaining loans totalling £880.9 million have maturities and interest rates as follows:

£14.7 million maturing in the year ending 31 March 2008 has interest charged at 0.705 per cent; £304.5 million maturing in the year ending 31 March 2009 has interest charged at 6.45 per cent on £291.7 million, at 4.21 per cent on £7.0 million and at floating rates on the remaining £5.8 million; £7.1 million maturing in the year ending 31 March 2010 has interest charged at floating rates.

Of the remaining monies falling due after five years, £126.2 million matures in 2018 with interest being charged at 4.55 per cent, £190.4 million matures in 2019 with interest charged at 5.375 per cent and £238.0 million with interest charged at 6.875 per cent matures in 2028.

As at 31 March 2005 the company had borrowings, excluding amounts owed to subsidiary undertakings, totalling £1,127.0 million of which £212.1 million fell due within one year, repayable in August 2005 with interest charged at 6.25 per cent. The remaining loans totalling £914.9 million had maturities and interest rates as follows:

£16.5 million maturing in February 2008 had interest charged at 0.705 per cent; £311.6 million maturing in the year ending 2009 had interest charged at 6.45 per cent on £298.5 million, at 4.21 per cent on £6.9 million and at floating rates on the remaining £6.2 million; £5.7 million maturing in the year ending 2010 had interest charged at 3.875 per cent; £338.7 million maturing in the year ending 2019 had interest rates of 5.375 per cent on £189.9 million and 4.55 per cent on £148.8 million; £242.4 million was repayable in the year ending 2029 with interest charged at 6.875 per cent.

18 Financial instruments

Group		2006		2005

	Carrying	Fair	Carrying	Fair
	value	value	Value	value
At 31 March 2006	£m	£m	£m	£m

Financial assets
Non-current assets
Derivative financial instruments	40.8	40.8	–	–

Current assets
Cash and cash equivalents	1,443.9	1,443.9	865.6	865.6
Derivative financial instruments	48.9	48.9	–	–

Financial liabilities
Non-current liabilities
Borrowings	(5,081.1)	(5,289.1)	(4,669.0)	(4,788.1)
Derivative financial instruments	(57.6)	(57.6)	–	–

Current liabilities
Borrowings	(619.1)	(619.1)	(512.3)	(512.3)
Derivative financial instruments	(76.4)	(76.4)	–	(118.9)

Financial instruments and risk management
The primary financial risks faced by the group are interest rate risk and exchange rate risk.

The board has reviewed and agreed policies for managing each of these risks, as summarised below. The board has also approved all of the classes of financial instruments used by the group. The group’s treasury function, which is authorised to conduct the day-to-day treasury activities of the group, reports at least annually to the board. The use of financial derivatives is governed by the group’s policies approved by the board, which provide written principles on the use of financial derivatives.

All of the group’s activities involve analysis, acceptance and management of some degree of risk or combination of risks. The most important types of financial risk are credit risk, liquidity risk and market risk. Market risk includes foreign exchange, interest rate and equity price risks.

The group’s risk management policies are designed to identify and analyse these risks, to set appropriate risk limits and controls and to monitor the risks and limits continually by means of reliable and up-to-date systems. The group modifies and enhances its risk management policies and systems to reflect changes in markets and products. The Audit Committee, under authority delegated by the board, formulates high level group risk management policy, monitors risk and receives reports that allow it to review the effectiveness of the group’s risk management policies.

Credit risk management
Credit risk is the risk that financial loss arises from the failure of a customer or counterparty to meet its obligations under a contract. It arises principally from lending, trade finance, treasury and leasing activities. The group has dedicated standards, policies and procedures to control and monitor all such risks.

Liquidity management
The group maintains a strong liquidity position and manages the liquidity profile of its assets, liabilities and commitments so that cashflows are appropriately balanced and all funding obligations are met when due.

90	United Utilities Annual Report & Accounts 2006

Back to Contents

Financial statements

18 Financial instruments continued

Market risk management
Market risk is the risk that movements in market rates, including foreign exchange rates, interest rates, equity and commodity prices will reduce the group’s income on the value of its portfolios. The management of market risk is undertaken using risk limits approved by the finance director under delegated authority.

The group uses a variety of financial instruments, including derivatives, when raising finance for its operations in order to manage any exposure arising from funding activity.

The group’s activities expose it to the financial risks of changes in foreign currency exchange rates and interest rates. The group uses foreign currency swap contracts, interest rate swap contracts and financial futures to hedge these exposures. The group does not use derivative financial instruments for speculative purposes.

The counterparties to derivative instruments consist of financial institutions and other bodies with good credit ratings. Although the group is potentially exposed to credit loss in the event of non-performance by counterparties, such credit risk is controlled through credit rating reviews of the counterparties and by limiting the total amount of exposure to any one party. The group does not believe it is exposed to any material concentrations of credit risk.

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

As noted above, the group uses derivatives to manage its exposure to currency risk on its borrowings. Subsidiary undertakings make no significant sales or purchases in currencies other than their functional currencies. Accordingly, the group has no material unhedged foreign currency exposures.

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

Forward contracts
The group generally hedges foreign exchange transaction exposures up to one year forward. Hedges are put in place using forward contracts at the time that the forecast exposure becomes reasonably certain.

Currency swaps
The group uses currency swaps to hedge currency exposure where debt is raised in one currency to fund in a different currency.

Fair values of financial instruments
The fair value of derivative instruments has been calculated by discounting the future cashflows of the individual contracts using the appropriate market interest rate and currency rates. Where interpolation occurs at points along the curve this can significantly affect the value given to these instruments. As such, changes in the frequency of points taken along the curve can affect the value of these instruments. In addition, any changes in the assumed rates input to these models could give rise to significant changes in value. The fair values of currency and interest rate swaps exclude the related accrued interest receivables and payables which are shown in the balance sheet separately within trade and other payables and receivables.

Fair values have been estimated using the following methods and assumptions:

Non-current investments
The fair value of investments, for which there are no quoted market prices, approximates to their carrying value. The group’s long-term investments are detailed in note 13. The carrying value of the group’s unlisted investments is £86.8 million (2005: £0.8 million). The carrying value of the group’s listed investments in THUS Group plc and Manila Water Company Inc is £83.9 million (2005: £8.9 million, Manila Water Company Inc only). The investment in THUS Group plc is accounted for as an associate. The investment in Manila Water Company Inc is valued based on published share prices, which is considered to be the fair value.

Current assets and liabilities
Financial instruments included within current assets and liabilities (excluding cash and borrowings) are generally short-term in nature and accordingly their fair values approximate to their book values.

Borrowings and non-equity interests (excluding foreign exchange contracts)
The carrying values of cash and short-term borrowings and current asset investments approximate to their fair values because of the short-term maturity of these instruments. The fair value of long-term borrowings is estimated by discounting the future cashflows to net present values using appropriate market interest rates prevailing at the year end.

United Utilities Annual Report & Accounts 2006	91

Back to Contents

Financial statements

Notes to the consolidated financial statements continued

18 Financial instruments continued

Currency and interest rate swaps
The group enters into currency and interest rate swaps in order to manage its foreign currency and interest rate exposures.

The analysis in the table below illustrates the sensitivity of the market value of the group’s financial instruments to changes in interest rates. The analysis assumes an instantaneous 1.0 per cent (100 basis points) move in interest rates for all maturities and currencies from their levels at 31 March 2006 with all other variables held constant.

		Market value change

	Market value	+1% movement	–1% movement
	31 March 2006	in interest rate	in interest rate
Interest rate movement	£m	£m	£m

Long-term debt	(5,289.1)	184.8	(213.9)

Derivatives	(44.3)	(67.3)	86.8

Cash and short-term deposits	1,513.5	(0.6)	0.6

Hedges
Achieving hedge accounting under IAS 39 ‘Financial Instruments: Recognition and Measurement’ is based on measuring the effectiveness of the derivative as a hedge instrument as well as fulfilling hedge documentation rules. The effectiveness test compares the change in fair value of the designated derivative and the change in fair value of the hedged item to determine if this ratio falls within the permitted range of 80 per cent to 125 per cent. Any derivative that falls outside the permitted range is classified as held for trading. Gains or losses on the derivative are recognised immediately in the income statement except where the derivative is designated within an effective cashflow hedge relationship, in which case the gains and losses are deferred in equity and are recycled through the income statement at the time the hedged item is recognised in the income statement. Where a derivative does fall within the permitted range but is not 100 per cent effective, the ineffective element is recognised in the income statement immediately. Those derivative instruments that are not designated in a hedging relationship are classified as held for trading.

Where fair value hedges occur, shown in the table below, these hedges are managing interest rate risk and/or currency risk in relation to financing.

The cashflow hedges detailed in the table relate to the management of cashflow on a particular floating rate loan over the regulatory period to 2010. The group largely manages all its financing cashflows over the observed five-year regulatory period; however, the majority of these hedges did not qualify for hedge accounting as they would be overlaid onto transactions which are already within fair value hedge relationships.

The group has no regular way transactions, and has not pledged collateral in relation to any of its derivative instruments.

The fair value of the derivative financial instruments as at 31 March 2006 was as follows:

	Assets	Liabilities
	fair value	fair value
	£m	£m

Non-current
Fair value hedge derivatives	27.6	(57.7)
Option over THUS Group plc shares	13.2	–

	40.8	(57.7)

Current
Held for trading derivatives	48.9	(76.4)

Included in the above table is a liability relating to a cashflow hedge, the notional and fair value of which is inconsequential. Within the year ended 31 March 2006, a movement in the fair value of the derivative of £0.7 million was recognised and taken to reserves.

The notional value of the financial instruments as at 31 March 2006 was as follows:

	Cash	Cash
	instruments	instruments	Derivative	Derivative
	assets	liabilities	asset legs	liabilities legs	Total
	millions	millions	millions	millions	millions

Japanese yen	100,000.0	(20,000.0)	20,000.0	(142,857.0)	(42,857.0)
Sterling	898.1	(2,704.0)	5,390.0	(7,167.0)	(3,582.9)
Euros	–	(2,130.0)	2,120.0	8.0	(2.0)
United States dollars	–	(1,545.0)	1,545.0	–	–
Hong Kong dollars	–	(150.0)	150.0	–	–

For the year ended 31 March 2005 the following disclosures are relevant as required by FRS13 ‘Derivatives and other financial instruments: Disclosure’:

The carrying value of debt is shown in the balance sheet at the hedged rate. The impact of using the hedged currency rates as opposed to translation at year end exchange rates is £(68.1) million.

Unrecognised gains and losses on financial assets and liabilities for which hedge accounting has been used at the balance sheet date are £152.4 million and £207.9 million respectively.

As at 31 March 2005 the group anticipated that £83.5 million of these gains and £72.2 million of these losses would have been realised in the year ended 31 March 2006. Of the unrecognised gains and losses on hedges as at 1 April 2004 the net gain recognised in the profit and loss account for the year ended 31 March 2005 was £40.2 million.

92	United Utilities Annual Report & Accounts 2006

Back to Contents

Financial statements

19 Retirement benefit obligations

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

The last actuarial valuations of the Schemes were carried out as at 31 March 2004. These valuations have been updated to take account of the requirements of IAS 19 ‘Employee Benefits’ in order to assess the position at 31 March 2006 by projecting forward from 31 March 2004, and have been performed by an independent actuary, Mercer Human Resource Consulting.

The company did not make any contribution to the Schemes for the year ended 31 March 2006 and does not expect to make any contribution over the year to 31 March 2007. By exception, the company contributes to its defined contribution plan section of the Essex County Council Pension Fund and unapproved promises, for which contributions are expected to be largely level with the current year.

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

The group also operates a series of unfunded, unapproved retirement benefit schemes. The cost of the unfunded, unapproved retirement benefit schemes is included in the total pension cost, on a basis consistent with IAS 19 and the assumptions set out below. In accordance with these unfunded arrangements, the group has made payments to former directors, including lump sum payments, of £2.8 million in total in the year ended 31 March 2006 (2005: £370,510).

The total defined benefit pension cost for the period was £19.4 million (2005: £61.9 million), of which £3.6 million is included within restructuring costs, (2005: £14.9 million) in respect of pension severance benefits. A pension surplus of £19.3 million is included in the balance sheet at 31 March 2006 (2005: obligation of £84.6 million). Information about the pension arrangements for executive directors is contained in the directors’ remuneration report.

The main financial assumptions used by the actuary were as follows:

	Group and Company

	At 31 March	At 31 March
	2006	2005

Discount rate	4.90%	5.40%
Expected return on assets	6.10%	6.60%
Pensionable salary growth – UUPS	3.75%	4.10%
Pensionable salary growth – ESPS	3.80%	4.30%
Pension increases	2.80%	2.80%
Price inflation	2.80%	2.80%

As at 31 March 2006, the fair value of plan assets, together with the liabilities in the plans recognised in the balance sheet were as follows:

	Group 2006		Group 2005		Company 2006		Company 2005

	Plan assets	Value	Plan assets	Value	Plan assets	Value	Plan assets	Value
	%	£m	%	£m	%	£m	%	£m

Equities	66.6	1,825.1	63.7	1,463.6	66.6	79.3	63.7	60.5
Gilts	22.3	611.1	18.6	427.4	22.3	26.5	18.6	17.6
Bonds	11.0	301.4	14.9	342.4	11.0	13.1	14.9	14.2
Property	0.1	2.7	0.1	2.3	0.1	0.1	0.1	0.1
Cash	–	–	2.7	62.0	–	–	2.7	2.5

Total fair value of assets	100.0	2,740.3	100.0	2,297.7	100.0	119.0	100.0	94.9

Present value of liabilities		(2,721.0)		(2,382.3)		(120.2)		(103.1)

Net retirement benefit surplus/(obligation)		19.3		(84.6)		(1.2)		(8.2)

To develop the expected long-term rate of return on assets assumption, the company considered the level of expected returns on risk-free investments, the historic level of the risk premium associated with the other asset class in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the actual asset allocation to develop the expected long-term return on assets assumption for the portfolio. The actual return on plan assets was £547.9 million (2005: £169.4 million).

United Utilities Annual Report & Accounts 2006	93

Back to Contents

Financial statements

Notes to the consolidated financial statements continued

19 Retirement benefit obligations continued

Movements in the present value of the defined benefit obligations are as follows:

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

At 1 April	(2,382.3)	(2,227.0)	(103.1)	(91.1)
Current service cost	(53.5)	(57.4)	(1.6)	(1.7)
Interest cost on plan obligations	(130.4)	(120.9)	(3.3)	(5.9)
Member contributions	(14.5)	(15.2)	–	–
Past service cost	(5.1)	(15.5)	–	(0.2)
Actuarial losses	(301.1)	(55.4)	(12.4)	(4.4)
Curtailments/settlements	62.6	27.8	–	–
Benefits paid	103.3	81.3	0.2	0.2

At 31 March	(2,721.0)	(2,382.3)	(120.2)	(103.1)

At 31 March 2006, £12.8 million (2005: £13.2 million) of the defined benefit obligation relates to unfunded benefit plans.

Movements in the fair value of plan assets were as follows:

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

At 1 April	2,297.7	1,845.7	94.9	75.5
Expected return on plan assets	150.7	124.1	3.8	6.2
Actuarial gains	420.3	45.3	17.6	3.6
Curtailments/settlements	(43.7)	(20.0)	–	–
Company contributions	4.1	368.7	2.9	9.8
Member contributions	14.5	15.2	–	–
Benefits paid	(103.3)	(81.3)	(0.2)	(0.2)

At 31 March	2,740.3	2,297.7	119.0	94.9

The net pension expense before taxation recognised in the income statement in respect of the defined benefit schemes is summarised as follows:

	Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Current service cost	(53.5)	(57.4)	(1.6)	(1.7)
Curtailments/settlements	18.9	7.8	–	–
Past service cost	(1.5)	(0.6)	–	–
Past service cost – restructuring costs (see notes 1 and 2)	(3.6)	(14.9)	–	(0.2)
Expected return on plan assets	150.7	124.1	3.8	6.2
Interest cost on plan obligations	(130.4)	(120.9)	(3.3)	(5.9)

Net pension expense before taxation	(19.4)	(61.9)	(1.1)	(1.6)

The above amounts are all recognised in arriving at operating profit from continuing operations, except for a settlement credit of £8.3 million (2005: £nil), current service cost of £2.2 million (2005: £nil), past service cost of £nil (2005: £0.1 million) and an expected return on plan assets of £0.7 million (2005: £nil) which are recognised within the discontinued operation line of the group’s income statement.

The reconciliation of the opening and closing balance sheet position is as follows:

		Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

At 1 April	(84.6)	(381.3)	(8.2)	(15.6)
Expenses recognised in the consolidated income statement	(19.4)	(61.9)	(1.1)	(1.6)
Contributions paid	4.1	368.7	2.9	9.8
Actuarial gains/(losses) gross of taxation	119.2	(10.1)	5.2	(0.8)

	19.3	(84.6)	(1.2)	(8.2)

Actuarial gains and losses are recognised directly in the statement of recognised income and expense. At 31 March 2006, a cumulative gain of £109.1 million (2005: loss £10.1 million) was recorded directly in the statement of recognised income and expense.

94	United Utilities Annual Report & Accounts 2006

Back to Contents

Financial statements

19 Retirement benefit obligations continued

The history of the plan for the current and prior period is as follows:

	Group and Company

	2006	2005
	£m	£m

Experience adjustments on plan obligations	–	(14.3)
Experience adjustments on plan assets	397.2	45.3

During the year, the group made £10.8 million (2005: £3.3 million) of contributions to defined contribution schemes, included in arriving at operating profit.

20 Deferred tax

The following are the major deferred tax liabilities and assets recognised by the group, and the movements thereon, during the current and prior reporting periods.

	Accelerated	Retirement		Group	Company
	tax depreciation	benefit obligations	Other	Total	Total
	£m	£m	£m	£m	£m

At 1 April 2004	1,333.9	(140.2)	24.3	1,218.0	2.1
Charge/(credit) to income statement for the year	126.1	1.3	(1.7)	125.7	1.0
Credit to equity for the year	–	(3.0)	(3.4)	(6.4)	–

At 31 March 2005	1,460.0	(141.9)	19.2	1,337.3	3.1
Charge/(credit) to income statement for the year	96.8	–	(52.1)	44.7	(10.3)
Charge/(credit) to equity for the year	–	35.8	0.8	36.6	(0.2)
Acquired in year	8.0	–	–	8.0	–

At 31 March 2006	1,564.8	(106.1)	(32.1)	1,426.6	(7.4)

Certain deferred tax assets and liabilities have been offset in accordance with IAS 12 ‘Income Taxes’.

21 Provisions

				Group	Company

	Restructuring	Onerous leases	Other	Total	Restructuring
	£m	£m	£m	£m	£m

At 1 April 2004	5.9	–	3.2	9.1	–
Charged to income statement	29.7	–	1.1	30.8	0.4
Utilised in year	(20.4)	–	(1.1)	(21.5)	–

At 31 March 2005	15.2	–	3.2	18.4	0.4
Charged to income statement	25.5	–	3.2	28.7	–
Acquired in the year	2.3	13.6	23.9	39.8	–
Utilised in year	(24.6)	(1.6)	(7.6)	(33.8)	(0.4)

At 31 March 2006	18.4	12.0	22.7	53.1	–

The restructuring provision principally relates to severance and programme costs in the business process outsourcing segment and represents management’s best estimate of the group’s liability.

The onerous leases’ provision principally relates to surplus property leases following the acquisition and subsequent restructure of Vertex Financial Services Holdings Limited (note 24).

Provisions have been analysed between current and non-current as follows:

				Group	Company

	Restructuring	Onerous leases	Other	Total	Restructuring
	£m	£m	£m	£m	£m

At 31 March 2006
Non-current	–	9.3	7.3	16.6	–
Current	18.4	2.7	15.4	36.5	–

	18.4	12.0	22.7	53.1	–

At 31 March 2005
Current	15.2	–	3.2	18.4	0.4

United Utilities Annual Report & Accounts 2006	95

Back to Contents

Financial statements

Notes to the consolidated financial statements continued

22 Trade and other payables

		Group		Company

	2006	2005	2006	2005
Non-current	£m	£m	£m	£m

Deferred grants and contributions	347.3	313.4	–	–
Other creditors	36.4	23.9	–	–

	383.7	337.3	–	–

		Group		Company

	2006	2005	2006	2005
Current	£m	£m	£m	£m

Trade payables	87.9	71.0	–	–
Amounts owed to subsidiary undertakings	–	–	512.5	496.2
Amounts owed to related parties	1.5	–	–	–
Other tax and social security	11.5	11.3	–	0.4
Other creditors	2.0	1.6	1.0	–
Accruals and deferred income	752.2	866.1	37.3	33.9

	855.1	950.0	550.8	530.5

Trade and other payables comprises amounts outstanding for trade purchases and ongoing costs. The average credit period taken for trade purchases is 45 days for the group (2005: 54 days) and for the company 37 days (2005: 34 days).

The directors consider that the carrying amount of trade payables approximates to their fair value.

Deferred grants and contributions

	2006	2005
	£m	£m

At 1 April	313.4	298.1
Received in the year	45.5	25.8
Disposed of in the year	(0.2)	–
Released to the income statement in the year	(11.4)	(10.5)

At 31 March	347.3	313.4

23 Shareholders’ equity

		Share			Cumulative
	Share	premium	Revaluation	Treasury	exchange	Retained
	capital	account	reserve	shares	reserve	earnings	Total
Group	£m	£m	£m	£m	£m	£m	£m

At 1 April 2004	711.8	1,023.1	158.8	(2.3)	–	287.9	2,179.3
Profit for year				–	–	260.3	260.3
Dividends	–	–	–	–	–	(318.0)	(318.0)
New share capital issued	4.4	15.6	–	–	–	–	20.0
Shares disposed of from employee share trust	–	–	–	2.0	–	–	2.0
Post employment benefits – actuarial losses on defined benefit schemes	–	–	–	–	–	(7.1)	(7.1)
Share-based compensation – charged to income statement	–	–	–	–	–	4.7	4.7
Exercise of share options	–	–	–	–	–	(1.8)	(1.8)
Exchange adjustments	–	–	–	–	3.7	–	3.7

At 31 March 2005	716.2	1,038.7	158.8	(0.3)	3.7	226.0	2,143.1
Adoption of IAS 32 and IAS 39	–	–	–	–	–	(3.5)	(3.5)

At 1 April 2005	716.2	1,038.7	158.8	(0.3)	3.7	222.5	2,139.6
Profit for year	–	–	–	–	–	207.9	207.9
Dividends	–	–	–	–	–	(344.2)	(344.2)
New share capital issued	159.2	369.1	–	–	–	–	528.3
Post employment benefits – actuarial gains on defined benefit schemes	–	–	–	–	–	83.4	83.4
Share-based compensation – charged to income statement	–	–	–	–	–	2.3	2.3
Revaluation of investments	–	–	–	–	–	14.6	14.6
Exercise of share options	–	–	–	–	–	(0.5)	(0.5)
Fair value loss on cashflow hedges	–	–	–	–	–	(0.7)	(0.7)
Exchange adjustments	–	–	–	–	(1.5)	–	(1.5)

At 31 March 2006	875.4	1,407.8	158.8	(0.3)	2.2	185.3	2,629.2

96	United Utilities Annual Report & Accounts 2006

Back to Contents

Financial statements

23 Shareholders’ equity continued

		Share		Cumulative
	Share	premium	Treasury	exchange	Retained
	capital	account	shares	reserve	earnings	Total
Company	£m	£m	£m	£m	£m	£m

At 1 April 2004	711.8	1,023.1	(2.3)	–	3,771.3	5,503.9
Loss for the year	–	–	–	–	(891.8)	(891.8)
Dividends	–	–	–	–	(318.0)	(318.0)
New share capital issued	4.4	15.6	–	–	–	20.0
Own shares held in employee share trust	–	–	2.0	–	–	2.0
Post employment benefits – actuarial losses on
defined benefit schemes	–	–	–	–	(0.6)	(0.6)
Share-based compensation – charged to income statement	–	–	–	–	1.1	1.1
Exchange adjustments	–	–	–	1.1	–	1.1

At 31 March 2005	716.2	1,038.7	(0.3)	1.1	2,562.0	4,317.7
Adoption of IAS 32 and IAS 39	–	–	–	–	(14.1)	(14.1)

At 1 April 2005	716.2	1,038.7	(0.3)	1.1	2,547.9	4,303.6
Profit for the year	–	–	–	–	315.0	315.0
Dividends	–	–	–	–	(344.2)	(344.2)
New share capital issued	159.2	369.1	–	–	–	528.3
Post employment benefits – actuarial gains on
defined benefit schemes	–	–	–	–	3.6	3.6
Share-based compensation – charged to income statement	–	–	–	–	0.9	0.9
Exchange adjustments	–	–	–	4.1	–	4.1

At 31 March 2006	875.4	1,407.8	(0.3)	5.2	2,523.2	4,811.3

The authorised ordinary share capital of the company was 1,119,000,000 ordinary shares of £1 each at 31 March 2006 (2005: 1,119,000,000). The allotted and fully paid ordinary share capital of the company at 31 March 2006 was 875,422,577 ordinary shares (2005: 561,572,377). The five-for-nine rights issue, structured so that the proceeds were received in two stages, was approved at the extraordinary general meeting of shareholders on 26 August 2003. The first tranche of the proceeds, received during September 2003, raised £501.2 million (net of costs) from the issuing of 309,286,997 A shares. The second tranche of proceeds received in June 2005 raised £508.1 million (net of costs) reflecting the subscription of 309,286,997 further A shares. In July 2005, all A shares were then consolidated and reclassified as ordinary shares on the basis of one ordinary share for two A shares. 4,563,203 ordinary shares were allotted during the year ended 31 March 2006 (2005: 4,444,371) for the exercise of options in accordance with the rules of the employee ShareSave schemes and the executive share option scheme for a total consideration of £20.2 million (2005: £20.0 million). The company has one class of ordinary shares which carry no rights to fixed dividends.

As allowed by section 230(4) of the Companies Act 1985, the company has not presented its own income statement. The amount of group profit for the financial year dealt with in the company’s income statement is £315.0 million (2005: loss of £891.8 million) after accounting for dividends received from subsidiary undertakings of £323.6 million (2005: £302.2 million).

In the preparation of the company’s financial statements for the year ended 31 March 2006, the directors have reconsidered the accounting treatment adopted in respect of the adjustments to the carrying value of certain investments in subsidiaries. The carrying value of certain subsidiaries was increased by £2,544.8 million during the year ended 31 March 2001 and subsequently decreased by £1,201.0 million during the year ended 31 March 2005. These adjustments to value were recognised directly in reserves. After consideration, the directors have concluded that the adjustments should have been recognised in the company’s income statements for the years ended 31 March 2001 and 31 March 2005 respectively. Accordingly, the comparative disclosure in relation to the profit of the company, which is disclosed in the table above, has been restated by £1,201.0 million resulting in a loss for the year of £891.8 million. The separate reserve in which the adjustments were previously recognised has been reclassified to retained earnings. There is no overall impact on distributable reserves.

The revaluation reserve represents the uplift to deemed cost of the group’s water and wastewater infrastructure assets on transition to IFRS, net of taxation.

United Utilities Annual Report & Accounts 2006	97

Back to Contents

Financial statements

Notes to the consolidated financial statements continued

24 Acquisition of subsidiary undertakings
On 12 May 2005, the group acquired 100 per cent of the issued share capital of Vertex Financial Services Holdings Limited (formerly Marlborough Stirling Group plc) for cash consideration of £97.3 million including attributable costs.

On 30 March 2006, the group and company acquired 100 per cent of the issued share capital of 1st Software Group Limited for initial cash consideration of £25.3 million. Potential further consideration of up to £13.5 million is payable subject to performance over the next two years.

The transactions have been accounted for by the purchase method of accounting. The net assets acquired in the transactions, and the goodwill arising, are as follows:

	Vertex Financial Services Holdings Limited			1st Software Group Limited

		Fair value			Fair value
	Book value	adjustments	Fair value	Book value	adjustments	Fair value
	£m	£m	£m	£m	£m	£m

Property, plant and equipment	16.8	(12.3)	4.5	0.2	(0.1)	0.1
Other intangible assets	–	77.0	77.0	–	22.1	22.1
Trade and other receivables	18.1	–	18.1	0.5	–	0.5
Cash and cash equivalents	20.8	–	20.8	1.9	–	1.9
Trade and other payables	(32.6)	–	(32.6)	(7.2)	–	(7.2)
Provisions	(3.9)	(34.3)	(38.2)	–	(1.6)	(1.6)
Deferred tax assets	3.1	4.0	7.1	–	–	–
Deferred tax liabilities	–	(9.0)	(9.0)	–	(6.1)	(6.1)

	22.3	25.4	47.7	(4.6)	14.3	9.7
Goodwill			49.6			25.0

Total consideration satisfied by cash and
contingent consideration			97.3			34.7

Net cashflows arising on acquisition:
Cash consideration			(95.3)			(32.9)
Attributable costs			(2.0)			(1.8)

			(97.3)			(34.7)
Cash and cash equivalents acquired			20.8			1.9
Contingent consideration less amounts receivable			–			7.5

			(76.5)			(25.3)

The goodwill arising on the acquisitions represents the excess of consideration over the fair value of the net assets and liabilities acquired.

Vertex Financial Services Holdings Limited contributed £74.7 million revenue and £9.9 million loss to the group’s profit before tax for the period between the date of acquisition and the balance sheet date.

As 1st Software Group Limited was acquired on 30 March 2006, it did not materially contribute to the group’s revenue and profit before tax for the period between the date of acquisition and the balance sheet date.

If both acquisitions had been completed on 1 April 2005, total group revenue for the period would have been £2,480.6 million and profit for the year would have been £312.9 million respectively, from continuing operations.

In addition to the cashflows above, £0.6 million deferred consideration was paid in relation to the acquisition of First Revenue Assurance LLC from the previous year.

98	United Utilities Annual Report & Accounts 2006

Back to Contents

Financial statements

25 Obligations under finance leases

			Present value of minimum
	Minimum lease payments		lease payments

	2006	2005	2006	2005
	£m	£m	£m	£m

Amounts payable under finance leases:
Within one year	5.3	0.8	5.3	0.8
In the second to fifth years inclusive	32.9	27.6	32.9	27.6
After five years	42.3	52.6	42.3	52.6

	80.5	81.0

Present value of lease obligations			80.5	81.0
Less amount due for settlement within 12 months			(5.3)	(0.8)

Amount due for settlement after 12 months			75.2	80.2

It is the group’s policy to lease certain of its fixtures and equipment under finance leases. The average lease term is eight years. For the year ended 31 March 2006, the average effective borrowing rate was 6.37 per cent. Interest rates are fixed at the contract date and thus expose the group to fair value interest rate risk. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The directors consider that the fair value of the group’s lease obligations approximates to their carrying amount.

The group’s obligations under finance leases are secured by the lessors’ title to the leased assets.

26 Operating lease commitments

		2006		2005

		Plant and		Plant and
	Property	equipment	Property	equipment
	£m	£m	£m	£m

Commitments under non-cancellable operating leases expiring:
Within one year	0.1	0.1	0.3	0.9
In the second to fifth years inclusive	12.2	0.8	5.4	4.3
After five years	233.4	2.8	192.1	0.4

	245.7	3.7	197.8	5.6

27 Share-based payments
The company operates several share option schemes. Options are exercisable at a price equal to the average quoted market price of the company’s shares on the date of grant. Options are forfeited if the employee leaves the group before the options vest.

Equity settled share-based payments are measured at fair value at the date of grant. The fair value determined at the date of grant of equity settled share-based payments is expensed on a straight-line basis over the vesting period, based on the group’s estimate of shares that will eventually vest.

Fair value is measured by use of both simulation and binomial models according to the relevant measures of performance. The models include adjustments, based on management’s best estimate, for the effects of exercise restrictions, behavioural considerations and expected dividend payments. The option life is derived by the models based on these assumptions and other assumptions identified below.

The total expense included within operating profit in respect of share-based payments was £5.1 million (2005: £4.7 million).

The United Utilities Employee Share Trust was established by a trust deed executed on 21 August 1996. The Trustees hold the trust fund for the benefit of the beneficiaries (being employees or former employees of the group’s companies and their relatives) to the extent determined by the rules of the share schemes. As at 31 March 2006, the Trust held 52,500 shares on trust and these shares will be used to satisfy awards payable under the group’s performance share plan. All dividends payable on the shares during the year were waived.

Further details of the different types of share-based payments are as follows:

Company share option scheme 1999
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

Employee ShareSave scheme
The employee ShareSave scheme is available to all eligible employees and is based on SAYE savings contracts with options exercisable within a six-month period from the conclusion of a three or five-year period as appropriate from the date of grant. Under the terms and conditions of this scheme, for every month (up to no more than six months) an employee fails to contribute the agreed monthly amount determined under the rules of the scheme the last date exercisable will be delayed by one month.

United Utilities Annual Report & Accounts 2006	99

Back to Contents

Financial statements

Notes to the consolidated financial statements continued

27 Share-based payments continued

Performance share plan
The performance share plan (‘PSP’) is for senior executives of the group. Options under the performance share plan are exercisable no earlier than three years from the 31 March preceding the grant and have an exercise period of three months. PSP awards are subject to a Total Shareholder Return (‘TSR’) performance condition (a market-based measure of performance).

Vertex performance share plan
The Vertex PSP is for senior executives of the group. Options under the Vertex performance share plan are exercisable no earlier than three years from the 31 March preceding the grant and have an exercise period of three months. Vertex PSP awards are subject to both a TSR performance condition (a market-based measure of performance) and earnings before interest, taxation and amortisation (‘EBITA’) and return on capital employed (‘ROCE’) performance conditions (non-market based measures of performance).

Cash-settled share-based payments
The group issued to certain employees share appreciation rights (‘SARs’) that require the group to pay the intrinsic value of the SAR to the employee at the date of exercise. At 31 March 2006, the group has recorded liabilities of £0.3 million (2005: £nil). The fair value of the SARs is determined using the Black-Scholes pricing model using the assumptions noted below. The group recorded total expenses of £0.3 million (2005: £nil) during the year in respect of SARs. At 31 March 2006, the total intrinsic value of the vested SARs was £nil (2005: £nil).

Other share-based payment plan
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

For those share option awards and SARs which gave rise to an expense in the year ended 31 March 2006, the assumptions used in the calculation of the fair values were as follows:

	Company	Employee		Vertex	Cash settled
	share option	ShareSave	Performance	performance	share-based
	scheme 1999	scheme	share plan	share plan	payments

Weighted average exercise price (£)	5.44	4.05	–	–	–
Vesting period (years)	3.0	3.4	3.0	3.0	3.0
Expected volatility (%)	26.7	28.4	17.6	18.7	14.0
Expected option life after adjustment for anticipated forfeiture (years)	6.5	3.49	2.8	2.8	1.8
Risk free rate (%)	4.40	4.44	4.12	4.25	4.38
Expected dividend yield (%)	9.33	9.24	8.57	7.37	6.34
Fair value (£ per share)	0.68	0.81	1.99	7.14	6.24

For those share option awards and SARs which gave rise to an expense in the year ended 31 March 2005, the assumptions used in the calculation of the fair values were as follows:

	Company	Employee		Vertex	Cash settled
	share option	ShareSave	Performance	performance	share-based
	scheme 1999	scheme	share plan	share plan	payments

Weighted average exercise price (£)	5.44	4.07	–	–	–
Vesting period (years)	3.0	3.66	3.0	3.0	3.0
Expected volatility (%)	26.7	28.2	18.8	20.5	14.3
Expected option life after adjustment for anticipated forfeiture (years)	6.5	3.80	2.8	2.7	1.2
Risk free rate (%)	4.40	4.44	4.44	4.44	4.49
Expected dividend yield (%)	9.33	9.24	9.35	8.0	6.48
Fair value (£ per share)	0.68	0.79	1.95	6.64	6.48

100	United Utilities Annual Report & Accounts 2006

Back to Contents

Financial statements

27 Share-based payments continued

The expected volatility is based on the historic volatility of the company’s share price over the expected life of the option. The movement in total outstanding options in respect of the awards identified above is provided below:

								Vertex	Cash
	Company share		Employee			Performance		performance	share-based
	option scheme 1999		ShareSave scheme			share plan		share plan	payments

		Weighted		Weighted		Weighted		Weighted
		average		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise	Number of	exercise	Number of
	options	price (£)	options	price (£)	options	price (£)	options	price (£)	SARs

Outstanding at 1 April 2004	807,343	5.44	4,359,784	–	1,477,986	–	–	–	–
Granted	–	–	–	–	1,276,414	–	466,435	–	66,008
Forfeited	–	–	(252,142)	–	(70,923)	–	(9,004)	–	–
Exercised	(8,392)	5.44	(13,896)	–	(235)	–	–	–	–
Expired	(43,924)	5.44	(18,249)	–	–	–	–	–	–

Outstanding at 1 April 2005	755,027	5.44	4,075,497	4.09	2,683,242	–	457,431	–	66,008
Granted	–	–	–	–	1,227,911	–	551,991	–	80,632
Forfeited	–	–	(284,292)	4.06	(280,467)	–	(95,726)	–	(19,233)
Exercised	(313,478)	5.44	(968,228)	4.20	–	–	–	–	–
Expired	(20,596)	5.44	(12,106)	4.06	–	–	–	–	–

Outstanding at 31 March 2006	420,953	5.44	2,810,871	4.05	3,630,686	–	913,696	–	127,407

Range of prices:
31 March 2006		5.44		3.96-4.23		–		–	–

31 March 2005		5.44		3.96-4.23		–		–	–

Contractual remaining life:
31 March 2006	6.7 years		2.4 years		2.3 years		2.3 years		2.3 years

31 March 2005	7.7 years		3.4 years		2.3 years		2.3 years		2.3 years

None of the share options identified above as outstanding at 31 March 2006 had vested at that date.

Options outstanding at 31 March under the share option schemes which are outside the scope of IFRS 2 ‘Share-based Payment’, together with their exercise prices and dates, were:

			Exercise		Normal dates
	2006	2005	price		of exercise

Employee ShareSave scheme	–	220,027	407.7p	(1)	2003 or 2005
	50,575	730,638	481.2p	(1)	2004 or 2006
	901,517	1,132,775	432.3p	(1)	2005 or 2007

Executive share option scheme	–	55,791	505.4p	(2)	1998 to 2005
	27,475	68,361	470.8p	(2)	1999 to 2006
	72,543	145,412	543.0p	(2)	2000 to 2007
	63,097	90,496	546.4p	(2)	2000 to 2007
	237,588	333,309	664.5p	(2)	2000 to 2007
	111,178	128,947	766.0p	(2)	2001 to 2008
	170,825	180,365	750.5p	(2)	2001 to 2008
	553,261	685,349	664.0p	(2)	2002 to 2009

Company share option scheme 1999	91,100	162,868	532.2p	(2)	2002 to 2009
	423,842	633,714	587.9p	(2)	2003 to 2010
	190,543	303,336	575.8p	(2)	2003 to 2010
	402,966	682,259	563.7p	(2)	2004 to 2011
	206,056	389,742	509.3p	(2)	2005 to 2012
	714,913	1,382,215	528.3p	(2)	2005 to 2012

	4,217,479	7,325,604

Notes:

(1)	The exercise price represents 80 per cent of the market price at the date the option was granted.
(2)	The exercise price equalled the market price at the date the option was granted.

United Utilities Annual Report & Accounts 2006	101

Back to Contents

Financial statements

Notes to the consolidated financial statements continued

28 Related party transactions

Transactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Trading transactions
The following transactions were carried out with other related parties:

Group
		Sales of goods	Purchases of goods		Amounts owed by related parties		Amounts owed to related parties

	2006	2005	2006	2005	2006	2005	2006	2005
	£m	£m	£m	£m	£m	£m	£m	£m

Joint ventures	80.3	71.1	28.1	–	21.7	14.6	3.5	–

Associate	1.0	–	0.5	–	0.8	–	1.5	–

Sale of goods to related parties were on the group’s normal trading terms.

Company
The parent company receives dividend and interest income from, and recharges certain costs to, subsidiary undertakings in the normal course of business.

Total income received during the year amounted to £341.1 million (2005: £314.6 million) and total recharges were £12.1 million (2005: £(17.2) million).

Amounts outstanding at 31 March 2006 and 2005 between the parent company and subsidiary undertakings are provided in notes 15 and 22. There were no amounts outstanding between the parent company and its associate at 31 March 2006 or 31 March 2005.

Related party receivables and payables are not secured and no guarantees were issued in respect thereof and will be settled in accordance with normal credit terms.

The directors and key management of the company are considered to be the same as for the group. Information on the remuneration of key management personnel can be found in note 2 of these financial statements.

29 Cash generated from/(used in) operations

		Group		Company

	2006	2005	2006	2005
	£m	£m	£m	£m

Continuing operations
Profit before taxation	439.3	367.6	44.5	54.9
Adjustment for investment income and finance expense	300.7	283.8	(37.6)	(48.6)

Operating profit	740.0	651.4	6.9	6.3
Restructuring costs within operating profit	25.5	29.7	–	–
Adjustments for:
Depreciation of property, plant and equipment	265.0	268.3	–	–
Amortisation of intangible assets	55.3	62.6	–	–
Profit on disposal of property, plant and equipment	(4.8)	(4.4)	–	–
Changes in working capital:
Decrease/(increase) in inventories	8.7	(3.2)	–	–
(Increase)/decrease in trade and other receivables	(153.2)	25.2	(7.2)	(10.1)
Increase/(decrease) in provisions and payables	81.7	(269.0)	(25.2)	346.1
Outflow related to restructuring costs	(13.7)	(28.4)	0.2	(0.3)

Cash generated from/(used in) continuing operations	1,004.5	732.2	(25.3)	342.0

Discontinued operation
Loss from operations	(17.6)	(11.5)
Adjustments for:
Depreciation of property, plant and equipment	13.2	20.9
Amortisation of intangible assets	4.9	6.7
Profit on disposal of property, plant and equipment	–	–
Changes in working capital:
Decrease/(increase) in inventories	0.2	(2.9)
Decrease/(increase) in trade and other receivables	10.2	(14.8)
Decrease in payables	(22.9)	(9.9)
Outflow related to restructuring costs	–	(4.4)

Cash used in discontinued operation	(12.0)	(15.9)

102	United Utilities Annual Report & Accounts 2006

Back to Contents

Financial statements

29 Cash generated from operations continued

The net cash inflow for the year ended 31 March 2005 in relation to disposal of subsidiaries of £64.8 million relates mainly to the sale of United Utilities Green Energy Limited.

Non-cash transactions
As described in note 7, on 26 February 2006 the group disposed of its interest in the Your Communications business, the total fair value of consideration of £68.1 million was satisfied by the issue of ordinary shares and contingent share options. There were no other material non-cash transactions during the year (2005: none) affecting either the group or company.

30 Contingent liabilities

The company guaranteed loans of group undertakings up to a maximum amount of £519.5 million (2005: £654.4 million), including £429.5 million (2005: £564.4 million) relating to United Utilities Water PLC’s loans from European Investment Bank and £90.0 million (2005: £90.0 million) relating to United Utilities Electricity PLC’s loans from European Investment Bank.

The company has entered into performance guarantees as at 31 March 2006, where a financial limit has been specified of £124.3 million (2005: £84.1 million).

31 Events after the balance sheet date

There were no events arising after the balance sheet date that require recognition or disclosure in the financial statements for the year ended 31 March 2006.

32 Adoption of International Financial Reporting Standards

From 1 January 2005, all European Union listed companies are required to prepare consolidated financial statements under International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and endorsed by the European Union. Accordingly, the results for the year ended 31 March 2006 have been prepared in accordance with IFRS accounting policies. The group’s previously reported results for the year ended 31 March 2005 have been restated, the date of transition to IFRS being 1 April 2004.

In accordance with International Financial Reporting Standard 1 ‘First-time Adoption of International Financial Reporting Standards’ (IFRS 1), the group’s accounting policies under IFRS have been applied retrospectively at the date of transition, with the exception of a number of permitted exemptions. These are summarised below:

•	The application of IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ with effect from 1 April 2005;

•	The establishment of a deemed cost for the opening balance sheet carrying value of the water and wastewater infrastructure non-current assets by reference to fair value at 1 April 2004;

•	The selection of 1 April 1999 as the date of adoption of IFRS 3 ‘Business Combinations’ and, as a consequence, IAS 38 ‘Intangible Assets’ and IAS 36 ‘Impairment of Assets’;

•	The application of IFRS 2 ‘Share-based Payment’ to those share options granted after 7 November 2002 but which had not vested by1 April 2004;

•	The setting to zero of all cumulative translation differences at 1 April 2004; and

•	The recognition, in full, of all actuarial gains and losses relating to pension schemes at 1 April 2004 and, prospectively, through the statement of recognised income and expense.

The major areas of impact of IFRS are summarised below:

Infrastructure accounting
IAS 16 ‘Property, Plant and Equipment’
The significant impact of IAS 16 relates to the accounting for water and wastewater infrastructure assets within the group’s licensed multi-utility operations. Under UK GAAP, these assets were accounted for in accordance with renewals accounting by which the water and wastewater infrastructure networks are assumed to be single assets and the depreciation charged is the estimated level of annual expenditure required to maintain the operating capability of the networks. Actual expenditure is then capitalised as incurred.

Under IAS 16 this treatment is not permitted. Therefore, the significant parts within the infrastructure networks have been identified and, for each, a useful life and residual value determined so that each segment may be depreciated individually. Furthermore, the classification between operating expenditure and capital expenditure for amounts incurred in maintaining the networks has been reassessed.

In addition, a deemed cost has been established for the opening balance sheet carrying value of the infrastructure networks by reference to fair value at 1 April 2004.

The segments recognised within the water and wastewater networks have been based upon asset class (for example sewers, water mains and tunnels) since no single pipe or section of sewer is significant compared to the total value of the networks. This has led to the identification of 14 segments which have been assigned zero residual values at the end of their useful lives. The lives allocated to these segments range from 15 to 300 years. This treatment results in an additional depreciation charge of £27.0 million in the 2005 IFRS reported results when compared with UK GAAP. Since the UK GAAP classification of expenditure between operating expenses and costs to be capitalised remains the most appropriate treatment under IAS 16, this additional depreciation directly impacts profit before tax.

The election to record the carrying value of the water and wastewater infrastructure networks at fair value, and to use that fair value as the deemed cost in the opening IFRS balance sheet, increases net assets by £145.2 million (net of deferred tax) as at 31 March 2005 compared with UK GAAP.

There is no impact of IFRS on the amounts reported under UK GAAP for electricity infrastructure assets.

United Utilities Annual Report & Accounts 2006	103

Back to Contents

Financial statements

Notes to the consolidated financial statements continued

32 Adoption of International Financial Reporting Standards continued

Interests in joint ventures
IAS 31 ‘Interests in Joint Ventures’
For the purposes of UK GAAP, FRS 9 ‘Associates and Joint Ventures’ requires joint ventures to be accounted for in consolidated financial statements using the gross equity method. IAS 31 does not permit gross equity accounting and instead presents the options of equity accounting or proportionate consolidation.

The group has elected to apply proportionate consolidation on adoption of IAS 31.

The application of proportionate consolidation results in the group including its share of each joint venture income statement and balance sheet account caption on a line-by-line basis within the consolidated financial statements. Proportionate consolidation does not affect operating profit, profit before tax or net assets. However, proportionate consolidation does have a material impact on certain individual balance sheet captions: most noticeably at 31 March 2005 an increase of £206.0 million in property, plant and equipment and increased borrowings of £178.9 million, which is typically non-recourse to the group.

Defined benefit pension schemes
IAS 19 ‘Employee Benefits’
The group prepared its 2005 UK GAAP results in accordance with SSAP 24 ‘Accounting for Pension Costs’, with FRS 17 ‘Retirement Benefits’ transitional disclosures provided in the notes to the accounts. FRS 17 became fully effective for accounting periods beginning on or after 1 January 2005. The group has not adopted FRS 17 and has moved directly to IAS 19.

Under SSAP 24, any pension scheme surplus or deficit identified at the most recent actuarial valuation is recognised gradually through the income statement over the average expected future working lifetime of current employees. The net pension cost under SSAP 24 therefore includes both the cost of providing an additional year of pension benefits to employees (regular cost) and an element of the surplus/deficit relating to previous years (variation). The difference between employer’s contributions paid and the SSAP 24 net pension cost is recognised as a prepayment/accrual, resulting in a balance sheet position that does not necessarily reflect the actuarial position. Interest is calculated on this balance sheet entry and is also included within the net pension cost. In accordance with IAS 19, any legal and constructive obligation for post employment benefit plans must be immediately recognised as an asset or liability on the balance sheet. Where actual experience differs from the assumptions made at the start of a financial year, actuarial gains and losses will be recognised through the statement of recognised income and expense.

The adoption of IAS 19 increases the 2005 profit before tax by £4.5 million compared with UK GAAP.

The de-recognition of the UK GAAP SSAP 24 prepayment reduces net assets by £272.4 million (net of deferred tax). The SSAP 24 prepayment reflected the lump sum payment of £320.0 million (pre-tax) made at 31 March 2005. Net assets are then further reduced by the recognition of the IAS 19 deficit of £59.2 million (net of deferred tax).

Business combinations
IFRS 3 ‘Business Combinations’/IAS 38 ‘Intangible Assets’
Under IFRS, the recognition test for intangible assets acquired in business combinations is less restrictive than that of UK GAAP, and therefore more intangible assets will be separately identified from goodwill. FRS 10 ‘Goodwill and Intangible Assets’ requires an intangible asset to be controlled by the entity through custody or legal rights and to be capable of disposal separately from the business. By contrast IAS 38 does not require an intangible to be separable from the entity if its ownership can be demonstrated through contractual or legal rights.

Goodwill is not amortised under IFRS, but rather subject to annual impairment reviews.

Intangible assets (other than goodwill) are stated at cost less accumulated amortisation and are amortised over their useful lives on a straight-line basis.

IFRS 3 has a minimal impact on the net assets of the group, with the reduction in goodwill broadly offset by the recognition of newly identified intangible assets from business combinations (mainly relating to customer lists and contracts). However, IAS 12 ‘Income Taxes’ requires a deferred tax liability to be created for any transfers from goodwill to intangible fixed assets. This deferred tax liability results in an increase in the goodwill arising on the business combinations of £13.8 million as at 31 March 2005.

Since goodwill is no longer being amortised, the 2005 amortisation charge reduces by £7.5 million. Profit on sale or termination of operations for 2005 is reduced by £2.1 million due to the reversal of goodwill amortisation relating to businesses disposed of in 2004/05.

Deferred tax
IAS 12 ‘Income Taxes’
The major impact of IAS 12 relates to discounting of deferred tax not being permitted. FRS 19 ‘Deferred Tax’ permits, but does not require, a deferred tax asset or liability to be discounted and as a result the group has been able to apply a policy of discounting its deferred tax liability. However, IAS 12 does not permit discounting in any circumstances. This is of particular significance to a utility business where any reversal of timing differences is likely to be deferred long into the future due to the long asset lives of network assets. The inability to discount results in an increase in the balance sheet deferred tax liability of £952.0 million at 31 March 2005 and consequently a reduction in net assets.

The deferred tax impacts arising from any other IFRS adjustments are included in the relevant sections.

Dividends
IAS 10 ‘Events After the Balance Sheet Date’
IAS 10 and SSAP 17 ‘Accounting for Post Balance Sheet Events’ both distinguish ‘adjusting events’ from ‘non-adjusting events’ with similar definitions and applications. However, under IAS 10 dividends may not be recognised until they have been appropriately authorised and are no longer at the discretion of the entity. Therefore, if this occurs after the balance sheet date, the dividends are not recognised as a liability at the balance sheet date. However, they are disclosed in the notes to the accounts in accordance with IAS 1 ‘Presentation of Financial Statements’.

Dividends are no longer recognised within the income statement and are recorded directly within reserves. The final dividend of £219.4 million included with the UK GAAP financial statements for 2004/05 has been reversed at 31 March 2005, thereby increasing net assets.

104	United Utilities Annual Report & Accounts 2006

Back to Contents

Financial statements

32 Adoption of International Financial Reporting Standards continued

Accounting for derivatives
IAS 39 ‘Financial Instruments: Recognition and Measurement’
The group is taking the exemption offered by IFRS 1 to apply IAS 39 with effect from 1 April 2005 rather than 1 April 2004 (the date of transition). The comparative information for 2004/05 within the 31 March 2006 IFRS financial statements therefore reflects derivatives accounted for under UK GAAP.

Under UK GAAP, debt is carried at its hedged amount and the fair values of derivatives are not recognised in the balance sheet. Under IAS 39, the default treatment is for debt to be carried at amortised cost, whilst derivatives are recognised separately on the balance sheet at fair value with movements in those fair values reflected through the income statement. This has the potential to introduce considerable volatility to both the income statement and balance sheet. Therefore, for fair value hedges, IAS 39 allows changes in the recognised value of hedged debt that are attributable to the hedged risk to be adjusted through the income statement. In the case of cashflow hedges, movements in the fair value of derivatives are deferred within reserves until they can be recycled through the income statement to offset the future income statement effect of changes in the hedged risk. In order to apply this treatment, it must be demonstrated that the derivative has been and will continue to be an effective hedge of the hedged risk within the debt item. Changes in the fair value of all derivatives are recognised in the income statement, except for derivatives that are designated and effective in terms of cashflow hedging relationships, in which case the gains and losses are deferred in equity.

As a result of applying IAS 39, liabilities in respect of derivatives and borrowings totalling £65.8 million are recognised at 1 April 2005. This is offset by a reduction in gross debt to account for the hedged risk of £70.4 million, resulting in a reduction to net assets of £4.6 million (pre-tax) compared with UK GAAP.

Reconciliation of equity at 1 April 2004 (Date of transition to IFRS)

		Infra-	Interests in	Defined benefit	Business
		structure	joint	pension	combina-	Deferred
	UK GAAP	accounting	ventures	schemes	tions	tax	Dividends	Other	IFRS
Group	£m	£m	£m	£m	£m	£m	£m	£m	£m

Property, plant and equipment	7,769.4	234.5	164.9	–	–	–	–	(184.3)	7,984.5
Goodwill	116.1	–	16.3	–	4.9	–	–	(50.5)	86.8
Other intangible assets	–	–	–	–	–	–	–	229.7	229.7
Investments	73.0	–	(68.0)	–	–	–	–	(2.0)	3.0

Total non-current assets	7,958.5	234.5	113.2	–	4.9	–	–	(7.1)	8,304.0

Inventories	17.1	–	0.9	–	–	–	–	9.3	27.3
Trade and other receivables	493.9	–	46.8	(97.0)	–	–	–	(19.0)	424.7
Investments	1,007.8	–	–	–	–	–	–	(989.2)	18.6
Cash and short-term deposits	42.1	–	41.1	–	–	–	–	989.2	1,072.4

Total current assets	1,560.9	–	88.8	(97.0)	–	–	–	(9.7)	1,543.0

Total assets	9,519.4	234.5	202.0	(97.0)	4.9	–	–	(16.8)	9,847.0

Trade and other payables	314.6	–	1.2	–	–	–	–		315.8
Borrowings	4,387.4	–	167.4	–	–	–	–	–	4,554.8
Retirement benefit obligations	–	–	–	381.3	–	–	–	–	381.3
Deferred tax	331.4	68.0	0.3	(140.4)	9.1	942.9	–	6.7	1,218.0
Provisions	8.3	–	0.8	–	–	–	–	–	9.1

Total non-current liabilities	5,041.7	68.0	169.7	240.9	9.1	942.9	–	6.7	6,479.0

Trade and other payables	1,169.5	–	29.5	(10.2)	–	–	(212.7)	(15.1)	961.0
Borrowings	82.3	–	–	–	–	–	–	–	82.3
Current income tax liabilities	123.0	–	2.8	–	–	–	–	–	125.8

Total current liabilities	1,374.8	–	32.3	(10.2)	–	–	(212.7)	(15.1)	1,169.1

Total liabilities	6,416.5	68.0	202.0	230.7	9.1	942.9	(212.7)	(8.4)	7,648.1

Total net assets	3,102.9	166.5	–	(327.7)	(4.2)	(942.9)	212.7	(8.4)	2,198.9

Share capital	711.8	–	–	–	–	–	–	–	711.8
Share premium account	1,023.1	–	–	–	–	–	–	–	1,023.1
Revaluation reserve	–	–	–	–	–	–	–	158.8	158.8
Treasury shares	–	–	–	–	–	–	–	(2.3)	(2.3)
Cumulative exchange reserve	–	–	–	–	–	–	–	–	–
Retained earnings	1,348.4	166.5	–	(327.7)	(4.2)	(942.9)	212.7	(164.9)	287.9

Shareholders’ equity	3,083.3	166.5	–	(327.7)	(4.2)	(942.9)	212.7	(8.4)	2,179.3
Minority interest	19.6	–	–	–	–	–	–	–	19.6

Total equity	3,102.9	166.5	–	(327.7)	(4.2)	(942.9)	212.7	(8.4)	2,198.9

United Utilities Annual Report & Accounts 2006	105

Back to Contents

Financial statements

Notes to the consolidated financial statements continued Operating and financial review

32 Adoption of International Financial Reporting Standards continued

Reconciliation of equity at 1 April 2004 (Date of transition to IFRS)

		Defined
		benefit
		pension
	UK GAAP	schemes	Dividends	Other	IFRS
Company	£m	£m	£m	£m	£m

Property, plant and equipment	0.9	–	–	–	0.9
Investments	5,738.4	–	–	–	5,738.4

Total non-current assets	5,739.3	–	–	–	5,739.3

Trade and other receivables	937.2	–	(177.6)	–	759.6
Investments	637.5	–	–	(637.5)	–
Cash and short-term deposits	89.6	–	–	637.5	727.1

Total current assets	1,664.3	–	(177.6)	–	1,486.7

Total assets	7,403.6	–	(177.6)	–	7,226.0

Borrowings	1,120.6	–	–	–	1,120.6
Retirement benefit obligations	–	15.6	–	–	15.6
Deferred tax	–	–	–	2.1	2.1

Total non-current liabilities	1,120.6	15.6	–	2.1	1,138.3

Trade and other payables	796.0	–	(212.7)	(6.9)	576.4
Borrowings	7.4	–	–	–	7.4

Total current liabilities	803.4	–	(212.7)	(6.9)	583.8

Total liabilities	1,924.0	15.6	(212.7)	(4.8)	1,722.1

Total net assets	5,479.6	(15.6)	35.1	4.8	5,503.9

Share capital	711.8	–	–	–	711.8
Share premium account	1,023.1	–	–	–	1,023.1
Treasury shares	–	–	–	(2.3)	(2.3)
Cumulative exchange reserve	–	–	–	–	–
Retained earnings	3,744.7	(15.6)	35.1	7.1	3,771.3

Shareholders’ equity	5,479.6	(15.6)	35.1	4.8	5,503.9

106	United Utilities Annual Report & Accounts 2006

Back to Contents

Financial statements

32 Adoption of International Financial Reporting Standards continued

Reconciliation of equity at 31 March 2005

		Infra-	Interests	Defined benefit	Business
		structure	in joint	pension	combina-	Deferred
	UK GAAP	accounting	ventures	schemes	tions	tax	Dividends	Other	IFRS
Group	£m	£m	£m	£m	£m	£m	£m	£m	£m

Property, plant and equipment	8,234.9	207.5	206.0	–	–	–	–	(173.9)	8,474.5
Goodwill	116.9	–	11.3	–	13.8	–	–	(41.4)	100.6
Other intangible assets	–	–	–	–	–	–	–	192.8	192.8
Investments	80.2	–	(70.5)	–	–	–	–	–	9.7
Trade and other receivables	–	–	–	–	–	–	–	23.4	23.4

Total non-current assets	8,432.0	207.5	146.8	–	13.8	–	–	0.9	8,801.0

Inventories	19.1	–	2.6	–	–	–	–	19.2	40.9
Trade and other receivables	774.9	–	31.8	(401.2)	–	–	–	(20.5)	385.0
Investments	833.3	–	(1.3)	–	–	–	–	(812.3)	19.7
Cash and short-term deposits	49.0	–	41.4	–	–	–	–	812.3	902.7

Total current assets	1,676.3	–	74.5	(401.2)	–	–	–	(1.3)	1,348.3

Total assets	10,108.3	207.5	221.3	(401.2)	13.8	–	–	(0.4)	10,149.3

Trade and other payables	323.3	–	14.0	–	–	–	–	–	337.3
Borrowings	4,497.2	–	171.8	–	–	–	–	–	4,669.0
Retirement benefit obligations	–	–	–	84.6	–	–	–	–	84.6
Deferred tax	395.2	62.3	–	(142.0)	10.9	952.0	–	58.9	1,337.3

Total non-current liabilities	5,215.7	62.3	185.8	(57.4)	10.9	952.0	–	58.9	6,428.2

Trade and other payables	1,157.0	–	25.7	(12.2)	–	–	(219.4)	(1.1)	950.0
Borrowings	505.2	–	7.1	–	–	–	–	–	512.3
Current income tax liabilities	94.4	–	1.6	–	–	–	–	–	96.0
Provisions	17.3	–	1.1	–	–	–	–	–	18.4

Total current liabilities	1,773.9	–	35.5	(12.2)	–	–	(219.4)	(1.1)	1,576.7

Total liabilities	6,989.6	62.3	221.3	(69.6)	10.9	952.0	(219.4)	57.8	8,004.9

Total net assets	3,118.7	145.2	–	(331.6)	2.9	(952.0)	219.4	(58.2)	2,144.4

Share capital	716.2	–	–	–	–	–	–	–	716.2
Share premium account	1,038.7	–	–	–	–	–	–	–	1,038.7
Revaluation reserve	–	158.8	–	–	–	–	–	–	158.8
Treasury shares	–	–	–	–	–	–	–	(0.3)	(0.3)
Cumulative exchange reserve	–	–	–	–	–	–	–	3.7	3.7
Retained earnings	1,362.5	(13.6)	–	(331.6)	2.9	(952.0)	219.4	(61.6)	226.0

Shareholders’ equity	3,117.4	145.2	–	(331.6)	2.9	(952.0)	219.4	(58.2)	2,143.1
Minority interest	1.3	–	–	–	–	–	–	–	1.3

Total equity	3,118.7	145.2	–	(331.6)	2.9	(952.0)	219.4	(58.2)	2,144.4

United Utilities Annual Report & Accounts 2006	107

Back to Contents

Financial statements

Notes to the consolidated financial statements continued	Operating and financial review

32 Adoption of International Financial Reporting Standards continued

Reconciliation of equity at 31 March 2005

		Defined
		benefit
		pension
	UK GAAP	schemes	Dividends	Other	IFRS
Company	£m	£m	£m	£m	£m

Property, plant and equipment	0.8	–	–	–	0.8
Investments	4,833.1	–	–	–	4,833.1

Total non-current assets	4,833.9	–	–	–	4,833.9

Trade and other receivables	1,005.9	(8.2)	(198.6)	–	799.1
Investments	319.3	–	–	(319.3)	–
Cash and short-term deposits	34.6	–	–	319.3	353.9

Total current assets	1,359.8	(8.2)	(198.6)	–	1,153.0

Total assets	6,193.7	(8.2)	(198.6)	–	5,986.9

Borrowings	914.9	–	–	–	914.9
Retirement benefit obligations	–	8.2	–	–	8.2
Deferred tax	–	–	–	3.1	3.1

Total non-current liabilities	914.9	8.2	–	3.1	926.2

Trade and other payables	774.0	(12.1)	(219.4)	(12.0)	530.5
Borrowings	212.1	–	–	–	212.1
Provisions	0.4	–	–	–	0.4

Total current liabilities	986.5	(12.1)	(219.4)	(12.0)	743.0

Total liabilities	1,901.4	(3.9)	(219.4)	(8.9)	1,669.2

Total net assets	4,292.3	(4.3)	20.8	8.9	4,317.7

Share capital	716.2	–	–	–	716.2
Share premium account	1,038.7	–	–	–	1,038.7
Treasury shares	–	–	–	(0.3)	(0.3)
Cumulative exchange reserve	–	–	–	1.1	1.1
Retained earnings	2,537.4	(4.3)	20.8	8.1	2,562.0

Shareholders’ equity	4,292.3	(4.3)	20.8	8.9	4,317.7

Reconciliation of profit for the year ended 31 March 2005

		Infra-	Interests	Defined benefit	Business
		structure	in joint	pension	combina-	Deferred		Discontinued
	UK GAAP	accounting	ventures	schemes	tions	tax	Other	operation	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Continuing operations
Revenue	2,253.9	–	83.5	–	–	–	–	(233.7)	2,103.7

Other income	11.9	–	1.2	–	(2.1)	–	8.8	–	19.8
Employee benefits expense	(425.8)	–	–	4.5	–	–	(0.4)	28.9	(392.8)
Depreciation and amortisation expense	(381.4)	(27.0)	(10.7)	–	7.5	–	(0.4)	81.3	(330.7)
Other operating costs	(805.7)	–	(51.3)	–	–	–	3.1	135.0	(718.9)
Restructuring costs	(29.7)	–	–	–	–	–	–	–	(29.7)

Total operating expenses	(1,630.7)	(27.0)	(60.8)	4.5	5.4	–	11.1	245.2	(1,452.3)

Operating profit	623.2	(27.0)	22.7	4.5	5.4	–	11.1	11.5	651.4
Share of operating profit of joint ventures	22.7	–	(22.7)	–	–	–	–	–	–

Total operating profit	645.9	(27.0)	–	4.5	5.4	–	11.1	11.5	651.4
Profit on sale or termination of
operations	4.5	–	–	–	–	–	(4.5)	–	–
Profit on disposal of fixed assets	4.1	–	–	–	–	–	(4.1)	–	–

Profit before interest	654.5	(27.0)	–	4.5	5.4	–	2.5	11.5	651.4
Investment income	38.4	–	–	–	–	–	(0.1)	–	38.3
Finance expense	(322.5)	–	–	–	–	–	0.4	–	(322.1)

Profit before taxation	370.4	(27.0)	–	4.5	5.4	–	2.8	11.5	367.6
Taxation	(35.5)	5.8		(1.3)	2.9	(65.6)	(0.3)	(2.1)	(96.1)

Profit for the year from continuing
operations	334.9	(21.2)	–	3.2	8.3	(65.6)	2.5	9.4	271.5

Discontinued operation
Loss for the year from discontinued
operation	–	–	–	–	–	–	–	(9.4)	(9.4)

Profit for the year	334.9	(21.2)	–	3.2	8.3	(65.6)	2.5	–	262.1

108	United Utilities Annual Report & Accounts 2006

Back to Contents

Financial statements

33 Summary of differences between International Financial Reporting Standards and accounting principles generally accepted in the United States of America

The group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted in the European Union, which differ in certain respects from accounting principles generally accepted in the United States of America (US GAAP). Reconciliations of profit after taxation (or net income) and total equity and the group’s financial position under IFRS and those under US GAAP are set out below.

Effect on net income of differences between IFRS and US GAAP

		2006	2005
For the year ended 31 March	Note	£m	£m

Net income in accordance with IFRS		208.2	262.1
Profit attributable to minority interest		(0.3)	(1.8)
US GAAP adjustments:
– Pensions	(a)	(55.1)	(5.3)
– Infrastructure assets	(b)	–	11.2
– Provisions	(c)	5.8	(5.2)
– Capitalisation of interest	(d)	46.3	85.4
– Amortisation of capitalised interest	(d)	(14.4)	(13.5)
– (Loss)/gain on sale of business	(e)	(0.3)	1.0
– Impairment of long-lived assets other than goodwill	(f)	(16.6)	(2.6)
– Derivatives and hedging activities	(g)	32.6	(69.1)
– Share-based compensation	(h)	(7.2)	(9.4)
– Revenue and related profit recognition	(i)	(14.6)	(7.0)
– Business combinations and goodwill	(j)	(6.6)	(0.6)
– Deferred taxes	(k)	–	(0.7)
– Tax effect of US GAAP adjustments	(k)	(2.7)	6.2

Net income in accordance with US GAAP		175.1	250.7

Net income per £1 ordinary share in accordance
with US GAAP basic method (pence)	(m)	20.5	32.1
Net income per £1 ordinary share in accordance
with US GAAP diluted method (pence)	(m)	20.4	29.0

Cumulative effect on shareholders’ equity of differences between IFRS and US GAAP

		2006	2005
At 31 March	Note	£m	£m

Total equity in accordance with IFRS		2,630.9	2,144.4
Minority interests		(1.7)	(1.3)
US GAAP adjustments:
– Pensions	(a)	252.9	263.3
– Infrastructure assets	(b)	(258.8)	(258.8)
– Provisions	(c)	5.8	(26.1)
– Capitalisation of interest	(d)	719.4	673.1
– Amortisation of capitalised interest	(d)	(102.3)	(87.9)
– Impairment of long-lived assets other than goodwill	(f)	0.9	17.4
– Derivatives and hedging activities	(g)	(31.0)	(40.9)
– Share-based compensation	(h)	1.2	–
– Revenue and related profit recognition	(i)	(61.8)	(51.6)
– Business combinations and goodwill	(j)	908.0	914.6
– Deferred taxes	(k)	–	–
– Tax effect of US GAAP adjustments	(k)	(151.4)	(141.7)

Shareholders’ equity in accordance with US GAAP		3,912.1	3,404.5

United Utilities Annual Report & Accounts 2006	109

Back to Contents

Financial statements

Notes to the consolidated financial statements continued

33 Summary of differences between International Financial Reporting Standards and accounting principles generally accepted in the United States of America continued

(a) Pensions
Under IFRS, defined benefit plan assets are measured at fair value while liabilities are measured at present value. The difference between the two amounts is recognised as an asset or liability in the balance sheet. The cost of providing pension benefits to employees relating to the current year’s service is included in the income statement within employee benefits, whilst the difference between the expected return on scheme assets and interest on scheme liabilities is included within employee benefits.

Upon the adoption of IFRS, the group elected to recognise all cumulative actuarial gains and losses at the date of transition. Under US GAAP, the group did not have the option to recognise all cumulative actuarial gains or losses; therefore, at the date of transition and in future periods, this difference in timing causes differences between IFRS and US GAAP. Under IFRS, all future actuarial gains and losses are also recognised in full outside the income statement in retained earnings and presented in the statement of recognised income and expense. US GAAP does not permit recognition of all actuarial gains and losses in a statement other than the primary income statement. As permitted by US GAAP, the group uses the corridor method, whereby actuarial gains and losses in excess of ten per cent of the greater of the market related value of plan assets and the projected benefit obligation at the beginning of each year, are recognised in the income statement over the remaining service lives of current employees.

Under US GAAP, where the value of benefits accrued based on employee service up to the balance sheet date (the accumulated benefit obligation) exceeds the fair value of plan assets, an additional minimum pension liability is recognised to the extent that the excess is greater than any accrual already established for unfunded pension costs. The corresponding entry is recorded as an intangible asset to the extent of unrecognised prior service cost with any remaining balance recognised in other comprehensive income, a component of shareholders’ equity.

US GAAP also allows the group to recognise prior service costs over the remaining service life of the active plan participants, even if the benefits are already fully vested. Under IFRS, these costs are recognised immediately if they are already vested or on a straight-line basis until the additional benefits are vested. As a result, under IFRS, certain variations would be recognised earlier than under US GAAP.

Under IFRS, the group has recognised a pre-paid pension cost of £19.3 million as at 31 March 2006 (liability of £84.6 million as at 31 March 2005). Under US GAAP, the group has recognised a pension prepayment of £272.2 million (£178.7 million as at 31 March 2005) of which £3.4 million has been recorded within accumulated other comprehensive income as at 31 March 2006 (£172.0 million as at 31 March 2005). £nil has been recorded as an intangible asset as at 31 March 2006 (£nil as at 31 March 2005).

In the year ended 31 March 2006, the group disposed of Your Communications under IFRS. £4.7 million was reclassified in the income statement from pensions to loss on sale of a business relating to previously unrecognised losses.

(b) Infrastructure assets
Upon adoption of IFRS, a deemed cost has been established as at the date of transition, 1 April 2004, by reference to the estimated fair value of the infrastructure assets at that date. Subsequent expenditure on the infrastructure assets relating to increases in capacity or enhancements of the network are treated as additions. Amounts incurred in maintaining the operating capability of the network in accordance with defined standards of service are expensed in the year in which the expenditure is incurred. Enhancement expenditure forming part of the group’s planned maintenance activities represents a small part of the total segments and therefore is viewed as servicing the infrastructure network and is expensed as incurred in accordance with IAS 16 ‘Property, Plant and Equipment’.

Under US GAAP, infrastructure assets are recorded at depreciated historical cost and accumulated depreciation recorded was £256.3 million as at 31 March 2006 and 31 March 2005. Prior to 1 April 2005, enhancement expenditure that formed part of the group’s planned maintenance activities was capitalised and depreciated over its estimated useful life. In conjunction with the revision and extension of some assets lives, this expenditure has been reassessed such that a larger proportion is now viewed as servicing the infrastructure network and expensed as incurred. This has been accounted for as a change in accounting principle that is inseparable from the effect of a change in accounting estimate. With effect from 1 April 2005, the treatment under US GAAP is consistent with IFRS although a £2.5 million difference remains as a result of the difference in the carrying value of the infrastructure assets at the IFRS transition date and the different accounting treatments between IFRS and US GAAP during the year ended 31 March 2005. The effect of depreciating previously capitalised enhancement expenditure is to increase the depreciation charge for the year by £1.3 million.

Under IFRS, infrastructure assets are depreciated by writing off their deemed cost, as determined by reference to the fair value at 1 April 2004 on the group’s transition to IFRS in accordance with IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’, less their estimated residual value using the straight-line method over their useful lives. As part of the transition to IFRS, the group undertook a review of the useful lives of the segments of the infrastructure network, with the assistance of external consultants. The lives allocated to the segments range from 15 to 300 years and have been applied to the deemed cost from 1 April 2004, the date of transition to IFRS.

Under US GAAP, for periods ended on or prior to 31 March 2005, infrastructure assets were accounted for as a single component and were recorded at cost and depreciated using the straight-line method over the estimated useful economic life, which was estimated at 100 years. With effect from 1 April 2005, the infrastructure assets have been segmented on a consistent basis with that adopted under IFRS and the same useful lives adopted. These changes in estimate have been applied prospectively from 1 April 2005 in accordance with APB Opinion 20. The effect of these changes was to reduce the depreciation charge for the year ended 31 March 2006 by £1.3 million.

(c) Provisions and liabilities
Provision accounting under IFRS is similar to US GAAP, except as follows:

•	Under IFRS, restructuring charges are provided in full, from the date of commitment to the plan, including employee termination benefits, property exit costs, equipment write downs and other restructuring related costs. Under US GAAP, different requirements apply such that certain restructuring charges are recognised in later accounting periods compared with IFRS. In the year ended 31 March 2006, the group recognised £1.3 million relating to restructuring provisions (2005: £nil recognised under US GAAP) which were not recognised under US GAAP.

110	United Utilities Annual Report & Accounts 2006

Back to Contents

Financial statements

33 Summary of differences between International Financial Reporting Standards and accounting principles generally accepted in the United States of America continued

•	The group has recognised provisions for contracts where the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received. Under IFRS, certain liabilities have been recognised earlier than they would be under US GAAP as the group has not met the ‘cease-use’ date requirements of US GAAP. Hence, provisions for these types of contract are £4.5 million lower under US GAAP in the year ended 31 March 2006 (2005: £nil).

•	Under US GAAP, a liability is considered extinguished only when the debtor pays the creditor and is relieved of all of its obligations with respect to the debt, or the debtor is legally released as a primary obligor under the debt, either judicially or by the creditor. In the year ended31 March 2005, under US GAAP the group recognised a liability of £26.1 million relating to items where the liability had not been legally extinguished. In the year ended 31 March 2006, upon the group’s adoption of IAS 39, this liability was also recognised under IFRS and the amount was released to equity.

(d) Capitalisation of interest
Under IFRS, the group elected to not capitalise interest and expense interest charges to the income statement in the year in which they are incurred. Under US GAAP, interest charges on funds invested in the construction of qualifying assets during the time required to prepare them for their intended use are capitalised and amortised over the life of the respective assets.

(e) (Loss)/gain on sale of business
Differences between the gain or loss recognised on the disposal of a business recognised under IFRS and that recognised under US GAAP arise principally because of differences in the carrying values of the assets and liabilities of the business. In addition, differences in the gain or loss may arise if the business was previously acquired, due to differences in the carrying amount of goodwill recognised in respect of that operation (see ‘Business Combinations’ below) and/or, if the business is a foreign operation, due to differences in the cumulative currency translation differences that are recycled to the income statement on disposal of the business.

(f) Impairment of long-lived assets other than goodwill
Under IFRS, long-lived assets are assessed for impairment under IAS 36 ‘Impairment of Assets’, for each cash-generating unit at each reporting date by considering whether there are any indications that an asset may be impaired. Goodwill is tested at least annually for impairment. Long-lived assets are tested for impairment, if there is such an indication of impairment, by comparing the carrying value of the cash-generating unit with its recoverable amount, which is determined by reference to the estimated discounted cashflows to be generated from its use or its fair value less costs to sell with the exception of goodwill. If the events or circumstances that triggered the impairment no longer exist, the impairment is reversed in subsequent periods.

Under US GAAP, long-lived assets, other than goodwill and intangible assets with an indefinite life, are assessed for impairment under SFAS 144 ‘Accounting for the Impairment or Disposal of Long-Lived Assets’. Goodwill is assessed for impairment under SFAS 142 ‘Goodwill and Other Intangible Assets’ as discussed below. Under SFAS 144, assets are assessed for impairment whenever events or circumstances indicate that an asset may not be recoverable by comparing the carrying value of the asset with the estimated undiscounted cashflows to be generated by the asset. If this test indicates a deficit, any impairment is calculated by comparing the carrying value of the asset with its fair value, which is usually determined by reference to estimated discounted cashflows. Under US GAAP, the restoration of a previously recognised impairment loss is not permitted.

Under US GAAP impairment reviews of goodwill are carried out at the reporting unit level, which are subdivisions of the group’s reporting segments. The reporting units may be at a higher level than the cash-generating units assessed for impairment under IFRS. Under US GAAP, goodwill must be tested for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit to a value below its carrying value. The goodwill test for impairment consists of a two-step process that begins with an estimation of the fair value of a reporting unit. The first step is a screen for potential impairment and the second step measures the impairment, if any, by determining the implied fair value of goodwill. The implied fair value of goodwill is determined by allocating the fair value to the assets and liabilities of the reporting units, including any unrecognised intangible assets, in a hypothetical purchase price allocation.

In accordance with IAS 36, the group performed an impairment review on certain long-lived assets within its infrastructure management business in the year ended 31 March 2005. This resulted in an impairment of tangible assets of £1.7 million. Under US GAAP, there was no indication of impairment of the tangible assets on an undiscounted cashflow basis in accordance with SFAS 144. Under IFRS, a previously recognised impairment of £0.7 million was reversed in the year ended 31 March 2005. Under US GAAP, this impairment may not be reversed.

The group also performed an impairment review within its telecommunications business in the year ended 31 March 2003. This resulted in an exceptional adjustment to value of £25.5 million representing tangible assets of £14.6 million, definite-lived intangible assets of £8.6 million and goodwill of £2.3 million. Under US GAAP, there was no indication of impairment of tangible or definite-lived intangible assets in the telecommunications business on an undiscounted cashflow basis in accordance with SFAS 144. In addition, no impairment of telecommunications goodwill under SFAS 142 was required. In the year ended 31 March 2006, the group performed an impairment review both under US GAAP and IFRS. As a result of higher carrying values of certain assets under US GAAP, the impairment recorded in the year ended 31 March 2006 was higher than that recorded under IFRS by £24.0 million.

(g) Derivatives and hedging activities
Under IFRS, the group adopted IAS 32 ‘Financial Instruments: Disclosure and Presentation’, and IAS 39 ‘Financial Instruments: Recognition and Measurement’, on 1 April 2005 with no retrospective application. IAS 39 requires that all derivative instruments are recognised as assets or liabilities on the balance sheet and measured at fair value, regardless of the purpose or intent in holding them. Changes in the fair value of derivative instruments are recognised periodically either in earnings or shareholders’ equity, depending upon whether the derivative is designated as a hedge of changes in fair value or cashflows. For derivatives designated as fair value hedges, changes in fair value of the hedged item attributable to the risk being hedged are recorded in the income statement. Changes in the fair value of derivatives that are designated and effective as hedges of future cashflows are recognised directly in equity and recycled into the income statement when the hedged item is recognised in earnings. The ineffective portion of the fair value changes are recognised in earnings immediately.

Under IFRS, certain financial liabilities are designated at fair value through the income statement where the designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring financial instruments or recognising the gains and losses on them on different bases. In the year ended 31 March 2006, the group recorded gains of £26.8 million in the income statement in respect of such items.

United Utilities Annual Report & Accounts 2006	111

Back to Contents

Financial statements

Notes to the consolidated financial statements continued

33 Summary of differences between International Financial Reporting Standards and accounting principles generally accepted in the United States of America continued

For the year ended 31 March 2005, the group did not recognise derivatives at fair value on the balance sheet nor were mark-to-market amounts recorded in net income. Interest differentials on derivative instruments were charged to the income statement as interest costs in the period in which they were realised. Changes in the market value of futures trading contracts were reflected in the income statement in the period in which the change occurred. Monetary assets and liabilities denominated in foreign currencies that are hedged by a foreign currency derivative were translated using the contract rate in the hedging derivative.

Under US GAAP, the group adopted SFAS 133 ‘Accounting for derivative instruments and hedging activities’ on 1 April 2002. SFAS 133 also requires that all derivative instruments are recognised as assets or liabilities on the balance sheet and measured at fair value, regardless of the purpose or intent in holding them. The group currently does not designate any of its derivative instruments as hedges under SFAS 133. As a result, under US GAAP, all derivative contracts have been recorded in the balance sheet at fair value at the year end with changes in fair value recorded in earnings. In the year ended 31 March 2006, £20.0 million was recorded in earnings.

In accordance with the transition provisions of SFAS 133, the group recorded, at 1 April 2001, a net-of-tax cumulative-effect reduction of £88.1 million in accumulated other comprehensive income within shareholders’ equity to recognise at fair value all derivatives that were previously designated as cashflow type hedging instruments. Of the transition adjustment of £88.1 million in accumulated comprehensive income, £84.4 million has been reclassified into earnings at 31 March 2006 (£79.2 million at 31 March 2005).

Additionally, a fair value adjustment recognised in accordance with the transition provisions of SFAS 133 increased debt by £163.0 million, which was offset by a corresponding amount to record derivatives previously designated as fair value type hedging instruments. The fair value adjustment to debt is being amortised over the period of the debt in accordance with transitional rules. In the year ended 31 March 2006, amortisation of £17.7 million (2005: £23.2 million) was recognised under US GAAP.

US GAAP does not permit financial liabilities to be designated at fair value through the income statement. Instead, such liabilities are recorded at amortised cost.

(h) Share-based compensation
Under IFRS, equity-settled share-based compensation is measured at fair value at the date of grant. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on estimates of the number of options that are expected to vest. The group applied IFRS 2 retrospectively to all awards that were outstanding but had not vested as at 1 April 2004, except for those equity-settled awards that were granted on or before 7 November 2002.

Under US GAAP, the group accounts for stock issued to employees in accordance with Accounting Principles Board Opinion No. 25 ‘Accounting for Stock Issued to Employees’ (‘APB 25’). Under APB 25, options granted under the UK ShareSave scheme are treated as compensatory. Also, under APB 25, the executive share option scheme and the performance share plan have been treated as variable plans due to performance conditions attached to the plans. Accordingly, compensation expense has been recognised under US GAAP for the Sharesave scheme, the executive share option scheme and the performance share plan. For all options that include performance-related criteria the cost is calculated as the difference between the option price and the market price at the end of the reporting period. In respect of the Sharesave scheme, the cost is calculated as the difference between the option price and the market price at date of grant. The cost is amortised over the period from the date the options are granted to the date they are first exercisable, that is, the vesting date.

In the year ended 31 March 2006, £13.5 million was recognised in earnings under US GAAP as compensation expense (2005: £9.4 million).

IFRS 2 ‘Share-based Payment’ does not specifically address the accounting for payroll taxes such as UK National Insurance relating to share-based payments. However, payroll taxes relating to share-based payments are accrued pro-rata over the option performance period based on the intrinsic value at each reporting date. Under US GAAP, EITF 00-16 ‘Recognition and measurement of employer payroll taxes on employee stock-based compensation’ a liability for payroll taxes is not recognised until the option is exercised. In the year ended 31 March 2006, £1.2 million was recognised under IFRS which was not recognised under US GAAP (2005: £nil).

(i) Revenue and related profit recognition
The revenue recognition adjustment principally relates to revenues under long-term service contracts in the group’s Vertex outsourcing business and relates to the recognition of up-front fees and the treatment of planned reductions in fees over the terms of such contract. Under IFRS, revenues under such contracts are generally recognised using the percentage completion method and applying a cost-to-cost methodology. Application of a cost-to-cost methodology is explicitly permitted by IAS 18 ‘Revenue’, for long-term service contracts. Furthermore, IAS 18 emphasises matching of revenues and expenses. As a result, under IFRS, non-refundable set-up fees received from clients as a contribution to transition costs incurred at the commencement of a contract are recognised as the transition costs are incurred, with any excess recognised as revenues over the period of the contract in line with forecast activity levels. Planned reductions in fees related to anticipated reductions in costs are recognised as billed since the billing profile reflects the projected cost profile over the term of the contract. In the year ended 31 March 2006, revenue of £5.9 million was deferred under US GAAP (2005: £2.3 million) relating to non-refundable set-up fees.

Under US GAAP, revenues under long-term service contracts must be recognised based upon proportional performance under the contract. This is similar to the percentage completion method; however, use of a cost-to-cost methodology for determining proportional performance under service contracts is not considered acceptable. Instead emphasis is placed on the customers’ perspective under the contract. Since the customer does not place any separate value upon the set-up of the contract any up-front fees are recognised over the longer of the expected term of the customer relationship and the contractual term. Furthermore, since the service received by the customer is similar throughout the term of the agreement, planned reductions in fees are recognised on a straight-line basis over the contractual term. Under US GAAP the group has also elected to expense transition costs as incurred. In the year ended 31 March 2006, revenue under US GAAP was reduced by £9.6 million (2005: £3.5 million) relating to long-term service contracts.

Under IFRS, a provision is required to be recognised for a contract where the unavoidable costs of meeting the obligations under the contract exceed the benefits expected to be received. The provision is measured at the value of the net obligations and is recorded within operating expenses. Under US GAAP, such a provision is not necessary due to the different revenue recognition policies. In the year ended 31 March 2006, the group recognised £3.3 million under IFRS relating to provision for contract losses which were not required to be recognised under US GAAP (2005: £2.4 million).

112	United Utilities Annual Report & Accounts 2006

Back to Contents

Financial statements

33 Summary of differences between International Financial Reporting Standards and accounting principles generally accepted in the United States of America continued

(j) Business combinations and goodwill
Under both IFRS and US GAAP, the group uses the purchase method of accounting for business combinations. Under the purchase method, the acquiring entity allocates consideration for the transaction to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition with the difference treated as goodwill.

In accordance with IFRS 1, all business combinations prior to 1 April 1999 have been accounted for in accordance with UK GAAP applicable at the date of acquisition. Purchased goodwill arising on consolidation in respect of acquisitions before 1 April 1999 was, and remains, written off to reserves in the year of acquisition. Goodwill written off to reserves prior to 1998 is not included in determining any subsequent profit or loss on disposal. In the year ended 31 March 2006, £9.4 million has been de-recognised from goodwill under US GAAP and recognised in earnings due to the impairment of Your Communications.

Under IFRS, the group recognises as a cost of the acquisition the fair value of contingent consideration payable where it is probable that it will be paid and it can be reliably measured. Under US GAAP, the group does not recognise contingent consideration until the contingency is resolved or the amount is determinable. In the year ended 31 March 2006, the group recognised £13.5 million (2005: £nil) relating to contingent consideration under IFRS that has not been recognised under US GAAP.

Under IFRS restructuring provisions are recognised as part of the acquired liabilities only when the liability, recognised in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’, existed at the acquisition date. Under US GAAP, restructuring provisions can be recognised as part of the acquired liabilities if management has assessed and formulated a plan to exit an activity of the acquired entity, and has communicated the termination or relocation arrangements to employees of the acquired entity as soon as possible after the consummation date. The group included an additional £2.8 million within the acquired liabilities of Marlborough Stirling to calculate the value of goodwill under US GAAP. Please refer to note 24 for further information on the acquisition of Marlborough Stirling.

(k) Deferred taxes
The fundamental basis of recognising deferred taxes is similar under both IFRS and US GAAP; however, certain detailed differences exist. Under IFRS, deferred tax assets for share-based compensation are calculated based on the intrinsic value of the outstanding awards, whereas under US GAAP it is based on the recorded compensation expense. Furthermore, because of the differences in the carrying value of assets and liabilities under IFRS and US GAAP, the company has recorded a deferred tax effect for the other adjustments between IFRS and US GAAP described herein.

(l) Classification differences between IFRS and US GAAP
In addition to the differences between IFRS and US GAAP related to the recognition and measurement of transactions by the group, there are also a number of differences in the manner in which items are classified in the consolidated income statement and consolidated balance sheet. These classification differences have no impact on net income or shareholders’ equity.

Proportionate consolidation
The group consolidates its interest in a jointly controlled entity using proportionate consolidation in accordance with IAS 31 ‘Interests in Joint Ventures’. Under US GAAP, these entities are accounted for under the equity method in accordance with APB Opinion No.18. A summarised balance sheet and income statement relating to the group’s pro-rata share of these entities is presented in note 13. In accordance with IFRS, a summarised cashflow statement relating to the group’s pro-rata share of these entities is presented below:

	31 March 2006	31 March 2005
Cashflow statement data	£m	£m

Cash inflow from operating activities	44.6	31.2
Cash outflow from investing activities	(26.5)	(30.9)
Cash inflow from financing activities	21.6	19.4

Construction contracts
Under IFRS, amounts due to and from customers, in relation to construction contracts, are shown separately as debtors or creditors. Under US GAAP, unbilled debt, cost accruals, work in progress and deferred income are classified as separate balances. At 31 March 2006, £12.5 million was classified as unbilled debt, £nil as a cost accrual, £11.2 million as work in progress and £1.3 million as deferred income (2005: £20.5 million unbilled debt, £nil cost accrual, £19.2 million work in progress and £1.3 million deferred income).

Disposal of Your Communications
The group has classified the operations of Your Communications as discontinued under IFRS 5 ‘Non-current Assets held for Sale and Discontinued Operations’, as described in note 7. This requires that the group separately classify the results and profits or losses on disposal of operations as discontinued operations. Operations not satisfying all these conditions are classified as continuing. Under US GAAP, SFAS 144 ‘Accounting for the impairment or disposal of long-lived assets’, Your Communications does not meet the criteria for classification as a discontinued operation because the equity method investment in THUS Group plc is deemed to meet the definition of a continuing involvement in the operations of Your Communications. Therefore, under US GAAP, the operations of Your Communications are included in the group’s continuing operations and the loss on disposal is reported as part of the profit from continuing operations. Note 1 discloses summarised income statement information for Your Communications for the period until its disposal.

Debt issuance costs
Under IFRS, the issuance costs of bank loans are offset against the proceeds received. Under US GAAP, debt issuance costs are recorded as a separate asset in the balance sheet. There is no difference in the amortisation of debt issuance costs. As at 31 March 2006, the unamortised issuance costs offset against bank loans was £12.1 million (2005: £13.1 million).

United Utilities Annual Report & Accounts 2006	113

Back to Contents

Financial statements

Notes to the consolidated financial statements continued

33 Summary of differences between International Financial Reporting Standards and accounting principles generally accepted in the United States of America continued

(m) Earnings per share (EPS)
Under IFRS, basic EPS is based on the weighted average number of ordinary shares in issue during the year. EPS is the profit in pence attributable to each equity ordinary share, based on the profit for the financial year attributable to ordinary shareholders divided by the weighted average number of ordinary shares in issue during the year and ranking for dividend in respect of the period. This method is also used for basic EPS under US GAAP.

Under IFRS and US GAAP, diluted EPS must be disclosed. This is based on net income and computed using the weighted average number of shares in issue during the year and the dilutive effect of all share options and ordinary share equivalents. This method is similar to the treasury stock method used to calculate diluted EPS for US GAAP purposes.

Earnings per share computed in accordance with US GAAP has been based on the following number of shares:

	2006	2005
	million	million

Weighted average number of ordinary shares under US GAAP – basic EPS	853.9	781.0
Common stock equivalents – dilutive share options	4.5	5.9
Number of A shares to be issued in 2005 (ordinary share equivalent)	–	169.6
Number of A shares that would have been issued at fair value (ordinary share equivalent)	–	(91.3)

Weighted average number of ordinary shares under US GAAP – diluted EPS	858.4	865.2

As described in note 9 of the consolidated financial statements, earnings per share has been retroactively adjusted for all periods prior to the rights issue to reflect the bonus element of the rights issue, as required by IAS 33 ‘Earnings Per Share’ under IFRS. The same adjustments are required under US GAAP.

(n) Provision for doubtful receivables

	Balance				Balance
	at beginning	Additions		Utilisations	at end
	of period	note	(a)	note (b)	of period
	£m	£m		£m	£m

For the year ended 31 March 2006
Provision for doubtful receivables	127.2	80.0		(51.6)	155.6

For the year ended 31 March 2005
Provision for doubtful receivables	107.8	40.8		(21.4)	127.2

Notes:

(a)	Amounts charged to costs and expenses.
(b)	Bad debt write-offs and charges to allowances, net of other adjustments, re-classifications and exchange rate changes.

(o) New US accounting standards and pronouncements not yet effective
FASB Statement No. 123 Revised (‘SFAS 123R’) ‘Share-based payment’, issued in December 2004, requires compensation costs related to share-based payment transactions to be recognised in the financial statements. Previously, a choice existed under US GAAP to account for these transactions either under APB 25 ‘Accounting for stock issued to employees’, or SFAS 123 ‘Share-based payment’. This accounting standard is applicable for accounting periods beginning after 15 December 2005 and will be adopted by the group from 1 April 2006. Adoption of SFAS 123R is not expected to have a material impact on the consolidated financial position, results of operations or cashflows.

FASB Interpretation No.47 (‘FIN 47’) ‘Accounting for conditional asset retirement obligations’, issued in March 2005, clarifies the term ‘conditional asset retirement obligation’ as used in FASB Statement No.143 (‘SFAS 143’) ‘Accounting for asset retirement obligations’ and when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This interpretation was effective as of 1 April 2005. The group has concluded that this standard has no impact in the year ended 31 March 2006.

114	United Utilities Annual Report & Accounts 2006

Back to Contents

Information for shareholders

Selected consolidated financial data

The selected financial data set out below were extracted or derived from the consolidated financial statements. The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, the consolidated financial statements and their accompanying notes. The selected financial data for the years ended 31 March 2006 and 2005 and as of 31 March 2006 and 2005 are extracted from the group’s 2006 consolidated financial statements and related notes included herein. The selected financial under US GAAP, as of 31 March 2004, 2003 and 2002 and the years then ended have been extracted from historical consolidated financial statements not separately presented herein.

Following a regulation adopted by the European Parliament, the consolidated financial statements have for the first time been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board and adopted by the European Union. As permitted by first-time application of IFRS, only two years of IFRS are presented in this report. An explanation of changes in accounting policies on adoption of IFRS, and reconciliations of net income and equity for the 2005 financial year from previously applied UK GAAP to IFRS, are included in note 32 to the consolidated financial statements.

United Utilities prepares its consolidated financial statements in accordance with IFRS, which differs in certain respects from US GAAP. Included in note 33 to the consolidated financial statements are reconciliations of profit after taxation (or net income) and total equity and the group’s financial position under IFRS and those under US GAAP.

The financial information presented in US dollars is presented solely for the convenience of the reader and is translated from sterling to US dollars at the noon buying rate on 31 March 2006 of 1.74. Such translation should not be construed as a representation that the sterling amounts actually represent US dollar amounts or could have been converted in US dollars at the rate indicated or at any other rate.

Amounts in accordance with IFRS

	2006	2006		2005
	$	£		£

Financial year ended 31 March	(in millions, except for information given per share and per ADS)

Consolidated income statement data:
Continuing operations
Revenue	4,153.0	2,386.8		2,103.7
Total operating expenses(1)	(2,865.4)	(1,646.8)		(1,452.3)

Operating profit	1,287.6	740.0		651.4
Investment income	94.0	54.0		38.3
Finance expense	(617.2)	(354.7)		(322.1)

Profit before taxation	764.4	439.3		367.6
Taxation	(209.3)	(120.3)		(96.1)

Profit for the year from continuing operations	555.1	319.0		271.5

Discontinued operation(2)
Loss for the period/year from discontinued operation	(192.8)	(110.8)		(9.4)
Minority interest	(0.5)	(0.3)		(1.8)

Profit after tax and minority interests	361.8	207.9		260.3

Basic earnings per share(8)	42.3	24.3	p	33.3	p
Diluted earnings per share(8)	42.1	24.2	p	30.1	p
Dividend per ordinary share (2005 re-presented)	76.4	43.87	p	42.43	p
Dividend per ADS(4)	152.7	87.76	p	84.86	p

Average number of ordinary shares in issue – basic (million) (2005 re-presented)(8)	853.9	853.9		781.0
Average number of ordinary shares in issue – diluted (million) (2005 re-presented)(8)	858.4	858.4		865.2

	2006	2006	2005
As at 31 March	$m	£m	£m

Consolidated balance sheet data:
Non-current assets	15,983.6	9,186.0	8,801.0
Current assets	3,672.1	2,110.4	1,348.3

Total assets	19,655.7	11,296.4	10,149.3
Non-current liabilities	(12,120.1)	(6,965.6)	(6,428.2)
Current liabilities	(2,957.8)	(1,699.9)	(1,576.7)

Total net assets	4,577.8	2,630.9	2,144.4

Share capital and share premium	3,972.8	2,283.2	1,754.9
Reserves and retained earnings	602.0	346.0	388.2

Shareholders’ equity	4,574.8	2,629.2	2,143.1
Minority interest	3.0	1.7	1.3

Total equity	4,577.8	2,630.9	2,144.4

United Utilities Annual Report & Accounts 2006	115

Back to Contents

Information for shareholders

Selected consolidated financial data Continued

Financial year	2006	2005

Other financial data:
Average number of ordinary shares in issue – basic (million)	853.9	781.0
Ratio of earnings to fixed charges(6)	2.2x	2.1x

Amounts in accordance with US GAAP

	2006	2006		2005		2004		2003		2002
	$	£		£		£		£		£

Financial year ended 31 March	(in millions, except for information given per share and per ADS)

Consolidated income statement data:
Group turnover(7)	4,123.3	2,369.7		2,246.3		2,048.4		1,841.8		1,786.8
Net operating costs	(3,368.1)	(1,935.7)		(1,650.0)		(1,518.2)		(1,330.5)		(1,296.3)

Operating profit	755.2	434.0		596.3		530.2		511.3		490.5
Net interest payable	(363.3)	(208.8)		(254.6)		(175.8)		5.3		(293.4)

Profit before tax	391.9	225.2		341.7		354.4		516.6		197.1
Tax charge on profit on ordinary activities	(86.7)	(49.8)		(89.2)		(94.6)		(111.2)		(84.3)

Profit after tax	305.2	175.4		252.5		259.8		405.4		112.8
Minority interest	(0.5)	(0.3)		(1.8)		(1.6)		(2.3)		(1.6)

Profit after tax and minority interests	304.7	175.1		250.7		258.2		403.1		111.2

Basic earnings per share(5)(8)	$0.36	20.5	p	32.1	p	39.0	p	66.5	p	18.4	p
Diluted earnings per share(8)	$0.35	20.4	p	29.0	p	37.1	p	66.3	p	18.4	p
Average number of ordinary shares in issue – diluted (million)		858.4		865.2		695.9		608.3		605.1

	2006	2006	2005	2004	2003	2002
As at 31 March	$m	£m	£m	£m	£m	£m

Consolidated balance sheet data:
Non-current assets	18,303.6	10,519.3	9,608.2	9,070.8	8,289.8	7,826.9
Current assets	3,496.2	2,009.3	1,606.2	1,655.9	1,495.7	1,032.8

Total assets	21,799.8	12,528.6	11,214.4	10,726.7	9,785.5	8,859.7
Current liabilities	(2,982.9)	(1,714.3)	(1,530.1)	(1,382.3)	(1,290.2)	(1,251.4)
Non-current liabilities	(12,006.8)	(6,900.5)	(6,278.5)	(5,989.4)	(5,679.9)	(4,717.5)

Minority interest	(3.0)	(1.7)	(1.3)	(19.6)	(17.7)	(15.2)

	6,807.1	3,912.1	3,404.5	3,335.4	2,797.7	2,875.6

Capital stock	1,399.1	804.1	716.2	711.8	556.5	555.9
Share premium account	2,449.6	1,407.8	1,038.7	1,023.1	674.3	671.6
Reserves and retained earnings	2,958.4	1,700.2	1,649.6	1,600.5	1,566.9	1,648.1

Shareholders’ equity	6,807.1	3,912.1	3,404.5	3,335.4	2,797.7	2,875.6

Financial year		2006	2005	2004	2003	2002

Other financial data:
Ratio of earnings to fixed charges(6)		1.5x	1.8x	2.1x	2.8x	1.7x

(1)	Included within total operating expenses are restructuring items, which are disclosed separately on the face of the consolidated income statement under IFRS:

	2006	2006	2005
Financial year	$m	£m	£m

Restructuring costs	(44.4)	(25.5)	(29.7)

Further details of restructuring under IFRS are given in note 1 of the financial statements.

116	United Utilities Annual Report & Accounts 2006

Back to Contents

Information for shareholders

(2)	As disclosed in note 33(l) of the consolidated financial statements the disposal of Your Communications on 26 February 2006 does not qualify as a discontinued operation under US GAAP.

(3)	Operating profit before interest and tax is stated after the items scheduled below. The following table sets out the US GAAP equivalent to IFRS restructuring items from continuing operations:

	2006	2006	2005
Financial year	$m	£m	£m

Restructuring costs	(42.1)	(24.2)	(31.8)

For business restructuring the decrease under US GAAP of £1.3 million in the year ended 31 March 2006 and the increase of £2.1 million in the year ended 31 March 2005 relate to costs being recognised in different accounting periods.

(4)	Calculated based on a ratio of two ordinary shares to one ADS.

(5)	For the purposes of calculating basic earnings per share, the weighted average number of shares in issue under US GAAP is the same as under IFRS.

(6)	For the purposes of calculating the ratio of earnings to fixed charges, ‘earnings’ consists of profit on ordinary activities from continuing operations before tax, before adjustment for minority interests in consolidated subsidiaries plus fixed charges, and amortisation of capitalised interest less capitalised interest and minority interests. ‘Fixed charges’ consists of interest expensed and capitalised plus amortised premiums, discounts and capitalised expenses related to indebtedness and the interest portion in rent expense.

(7)	The difference between group revenue in 2006 and 2005 under US GAAP of £2,369.7 million and £2,246.3 million respectively, and group revenue under IFRS of £2,386.8 million and £2,103.7 million respectively, is due to the revenue recognition difference between IFRS and US GAAP of £15.4 million (2005: £4.5 million), the reclassification of Your Communications’ revenue of £163.6 million (2005: £233.6 million) and the reclassification of proportionately consolidated joint ventures’ revenue of £165.3 million (2005: £83.5 million) as shown in note 13 to the consolidated financial statements. Additionally, in the year ended 31 March 2006 £nil (2005: £3.0 million) was a revenue recognition difference in relation to reinstatement of liabilities as described in note 33(c).

(8)	For the purposes of calculating the weighted average number of shares used in the earnings per share calculations, the A shares have been treated as part paid ordinary shares, two A shares being equivalent to one ordinary share, for the period prior to their consolidation as ordinary shares in July 2005.

Basic and diluted earnings per share have been restated for all periods prior to the rights issue to reflect the bonus element of the rights issue as required by IAS 33 ‘Earnings Per Share’. The same treatment is required under US GAAP. The adjustment factor, based on the consideration received from the second stage of the rights issue, is 1.0962, calculated using 653.5 pence per ordinary share, being the closing price on 27 June 2005, the last day on which A shares were traded with the rights.

The adjustment factor of 1.0962 is calculated as follows:

Fair value per share immediately before exercise of rights	=	6.535 pence

Theoretical ex-rights fair value per share		5.961 pence

The theoretical ex-rights fair value per share is calculated as follows:

Fair value of all outstanding shares + Total amount received from exercise of rights

Number of shares outstanding before exercise + Number of shares issued in the exercise

= (717.5 million ordinary shares x 653.5 pence) + (154.6 million A shares x 165 pence)	= 5.961 pence

717.5 million ordinary shares + 154.6 million A shares

United Utilities Annual Report & Accounts 2006	117

Back to Contents

Information for shareholders

Useful information for shareholders

Dividends
An interim dividend in respect of each financial year is normally declared by United Utilities in November/December for payment in the following February. Since 2003, the final dividend in respect of the financial year has been recommended by directors in May/June and paid in August, following approval by shareholders in July. Previously, the final dividend was paid in October. The following table sets out the dividends paid on ordinary and A shares in respect of the past five financial years, excluding any associated UK tax credit in respect of such dividends.

				Years ended 31 March

	Note	2006	2005	2004	2003	2002
Pence per share	(i)	p	p	p	p	p

Interim dividend per ordinary share		14.29	14.79	14.43	15.50	15.30
Final dividend per ordinary share		29.58	30.63	29.88	32.10	31.70

Total dividend per ordinary share		43.87	45.42	44.31	47.60	47.00
Total dividend per A share		n/a	22.71	22.155	n/a	n/a

US $ per share	(i)	$	$	$	$	$

Interim dividend per ordinary share		0.25	0.28	0.27	0.25	0.22
Final dividend per ordinary share		0.51	0.58	0.53	0.51	0.45

Total dividend per ordinary share		0.76	0.86	0.80	0.76	0.67
Total dividend per A share		n/a	0.43	0.40	n/a	n/a
Total dividend per ADS($)	(i), (ii)	1.52	1.72	1.60	1.52	1.34

The exchange rates at the dividend payment dates were as follows:

		2006	2005	2004	2003	2002

Exchange rate at interim payment date		1.72	1.86	1.86	1.63	1.42
Exchange rate at final payment date	(iii)	1.74	1.89	1.79	1.58	1.42

During the year ended 31 March 2004, the group announced a five-for-nine rights issue, structured so that the proceeds are received in two stages. The first tranche of proceeds, received during September 2003, raised £501.2 million (net of costs) from the issuing of A shares. The second tranche of proceeds was received in June 2005, reflecting the subscription for further A shares. All A shares were consolidated and reclassified as ordinary shares on the basis of one ordinary share for two A shares. The first dividend for which the initial A shares ranked was the 2003/04 interim dividend. The amount of this dividend is 50 per cent of that paid on an ordinary share.

In the table below, dividends per ordinary share and per ADS for periods prior to the rights issue have been re-presented for comparative purposes to take account of the bonus element of the first and second stages of the rights issue. The factor applied to the prior year dividends is 0.9342, which when combined to the factor applied for the first stage of the rights issue of 0.9072 gives an overall factor of 0.8475. This overall factor is calculated using 576.0 pence per ordinary share, being the closing price on 25 July 2003, the last business day prior to the announcement of the rights issue.

					Years ended 31 March

	Note	2006	2005	2004	2003	2002
Pence per ordinary share	(i)	p	p	p	p	p

Interim (re-presented)		14.29	13.82	13.48	13.14	12.97
Final (re-presented)		29.58	28.61	27.91	27.20	26.86

Total (re-presented)		43.87	42.43	41.39	40.34	39.83

US $ per ordinary share	(i)	$	$	$	$	$

Interim (re-presented)		0.25	0.26	0.25	0.21	0.18
Final (re-presented)		0.51	0.54	0.50	0.43	0.38

Total (re-presented)		0.76	0.80	0.75	0.64	0.56
Total dividend per ADS($) (re-presented)	(i), (ii)	1.52	1.60	1.50	1.28	1.12

Notes:

(i)	Dividends per ordinary share, per A share and per ADS exclude any associated UK tax credit available to certain holders of ordinary shares and ADSs. See the ‘Taxation’ section on page 122.

(ii)	Calculated based on a ratio of two ordinary shares for one ADS.

(iii)	The exchange rate at the date the 2006 final dividend will be paid is assumed to be £1.00 = $1.74.

Future dividends will depend upon the company’s earnings, financial condition and other factors. Interim and final dividends paid in the past are not necessarily indicative of future interim and final dividends, or the future relationships between them. A person resident in the UK for tax purposes who receives a dividend from United Utilities is generally entitled to a tax credit, currently at a rate of one-ninth of the net dividend (or ten per cent of the sum of the net dividend and the associated UK tax credit). For further information, see the ‘Taxation’ section on page 122.

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

118	United Utilities Annual Report & Accounts 2006

Back to Contents

Information for shareholders

Exchange controls
There are currently no UK foreign exchange control restrictions on the export or import of capital which affect the remittance of dividends, interest or other payments to non-UK resident holders of the company’s securities except as otherwise detailed in the ‘Taxation’ section of this document on page 122.

Exchange rates
In this report, unless otherwise specified or unless the context requires otherwise, all references to ‘pound’, ‘sterling’, ‘pounds sterling’, ‘GBP’, ‘£’, ‘p’ and ‘pence’ are to the lawful currency of the United Kingdom. The company publishes its consolidated financial statements in sterling. In this report, all references to ‘US dollars’, ‘US$’ and ‘$’ are to the lawful currency of the United States of America (‘United States’ or ‘US’). Amounts stated in US dollars, unless otherwise indicated, have been translated from sterling at an assumed rate solely for convenience, and should not be construed as representations that the sterling amounts actually represent such US dollar amounts or could be converted into the US dollars at the rate indicated or any other rate. Unless otherwise indicated, such US dollar amounts have been translated from sterling at the rate of £1.00 = $1.74, the noon buying rate in the City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (‘noon buying rate’) on 31 March 2006. The noon buying rate on 31 March 2006 differs from the actual rates used in the preparation of the company’s consolidated financial statements, and US dollar amounts used in this report may differ from the actual US dollar amounts that were translated into sterling in the preparation of such financial statements.

The following table sets out, for the financial year indicated, certain information concerning the noon buying rate for pounds sterling and US dollars per £1.00:

Financial year	High $	Low $	Average(1) $	Period end $

2001	1.60	1.40	1.47	1.42
2002	1.48	1.37	1.43	1.42
2003	1.65	1.43	1.55	1.58
2004	1.90	1.55	1.71	1.84
2005	1.95	1.75	1.85	1.89
2006	1.92	1.71	1.79	1.74

(1)	The average of the noon buying rate on the last day of each month during the relevant period.

Month	High $	Low $

2005
December	1.77	1.72
2006
January	1.79	1.74
February	1.78	1.73
March	1.76	1.73
April	1.82	1.74
May	1.89	1.83

On 1 June 2006, the noon buying rate was US$1.87 per £1.00.

Material contracts
United Utilities, through its subsidiary United Utilities Water, holds a licence for the provision of water supply and wastewater services in an area of north west England comprising 3.1 million homes and businesses. In addition, United Utilities, through its subsidiary United Utilities Electricity, holds the electricity distribution licence for an area in north west England comprising 2.3 million consumer premises. For more information on these licences see ‘Economic regulation of wastewater and water’ on pages 6, 7 and 8 and ‘Economic regulation of electricity distribution’ on pages 9, 10 and 11.

(a)	On 13 October 1998, United Utilities, United Utilities Electricity (formerly NORWEB plc) and North West Water Finance PLC (which was subsequently replaced by United Utilities Water) established a US$2,000,000,000 European Medium Term Note Programme (‘EMTN’) under a trust deed that was amended on 23 November 2005 between United Utilities PLC, United Utilities Electricity PLC, United Utilities Water PLC and The Law Debenture Trust Corporation p.l.c. The maximum aggregate nominal amount of notes which may be outstanding from time to time under the EMTN was increased to US$3,000,000,000 on 5 October 1999, increased to €4,000,000,000 on 4 October 2001 and further increased to €5,000,000,000 on 3 October 2003. An updated offering circular for the programme was published on 23 November 2005. As at 31 March 2006, a total of €4,033,217,050 of notes were outstanding under the EMTN;

(b)	In March 1998, United Utilities, United Utilities Electricity and North West Water Finance PLC (which was subsequently replaced by United Utilities Water) established an unlisted Euro Commercial Paper Programme (the ‘ECP Programme’). The aggregate principal amount of the notes outstanding at any one time under the ECP Programme may not exceed US$1,500,000,000 or its equivalent in alternative currencies. Any notes issued under the ECP Programme may only mature after seven but not more than 365 (364 for sterling notes) days from issue. The programme amount may be increased from time to time. As at 31 March 2006, a total of US$379,409,524 of notes were outstanding under the ECP Programme;

United Utilities Annual Report & Accounts 2006	119

Back to Contents

Information for shareholders

Useful information for shareholders continued

(c)	In August 1995, United Utilities Electricity issued £200,000,000 8.875 per cent listed bonds due 2026. The bonds are in bearer form in denominations of £1,000, £10,000 and £100,000 each and in registered form in amounts of £1.00 or integral multiples thereof and were constituted under a trust deed dated 3 August 1995 between United Utilities Electricity and The Law Debenture Trust Corporation p.l.c. as trustee. United Utilities Electricity issued further bonds on the same terms on 6 July 2001 and 20 December 2001. On 15 February 2002, United Utilities Electricity issued further bonds, again on the same terms, and consolidated the four issues to form a fungible single series of an aggregate outstanding amount of £450,000,000; and

(d)	On 25 March 1998, United Utilities issued US$500,000,000 6.45 per cent notes due 1 April 2008 under an indenture dated 25 March 1998. On 28 July 1998, United Utilities issued U$400,000,000 6.875 per cent notes due 15 August 2028 under an indenture dated 28 July 1998. All of these bonds are US Securities and Exchange Commission (‘SEC’) F-1 registered Yankee bonds. In April 2001, United Utilities filed an F-3 shelf registration with the SEC enabling the company to issue up to US$2,000,000,000 of debt securities (the ‘US Programme’) under an indenture dated 17 June 2003 by and between United Utilities PLC and Deutsche Bank Trust Company Americas. On 19 June 2003, United Utilities issued US$250,000,000 4.55 per cent notes due 19 June 2018 and on 16 January 2004 issued US$350,000,000 5.37 5 per cent notes due 1 February 2019 under the US Programme. As at 31 March 2006, a total of US$1,500,000,000 of F-1 and F-3 SEC registered debt securities remain outstanding.

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

So far as the legislation allows, the directors may exercise all the company’s powers to borrow money; to mortgage or charge all or any of the company’s undertaking, property (present and future), and uncalled capital; to issue debentures and other securities; and to give security either outright or as collateral security for any debt, liability or obligation of the company or any third party. Such powers can be amended by the sanction of a special resolution and at the 2006 annual general meeting the borrowing powers of the directors were amended so that whilst the total amount that the directors can borrow does not, as with the previous articles, exceed two and a half times the amount of its adjusted capital and reserves, when calculating the total amount that the directors may borrow, the amount of any pension scheme surplus or deficit arising from the application of relevant accounting standards has been excluded from the calculation of adjusted capital and reserves.

At the 2005 annual general meeting the limit on the total amount which may be paid in fees for non-executive directors was increased from £550,000 to £750,000. This limit relates only to the total fees paid to non-executive directors and not to the amount payable to executive directors in respect of their employment with the company.

The articles adopted at the 2005 annual general meeting incorporate changes which are consistent with those made by The Companies (Audit, Investigations and Community Enterprise) Act 2004 which clarify and extend the permitted scope of the indemnity which companies may provide for their directors and employees.

A director shall be capable of being appointed or re-elected as a director despite having attained the age of 70 or any other age and shall not be required to retire by reason of his having attained any particular age and section 293 of the UK Companies Act 1985 (‘the Companies Act’) (relating to the appointment and retirement as directors of persons who are aged 70 or over) shall not apply. A director shall not be required to hold any shares in the company.

The articles provide for directors to retire from office and seek re-election by the company’s shareholders in various circumstances. A director appointed by the board must retire at the next annual general meeting of the company following his appointment. A non-executive director who has served as a director of the company for a continuous period of nine years or more must retire from office at each following annual general meeting. Ordinarily each director must retire at the third annual general meeting following his appointment or last reappointment by the shareholders of the company.

In addition, at each annual general meeting one third of the directors (or, if their number is not three or a multiple of three, the number nearest to but not exceeding one third) must retire from office by rotation. In determining the number and the identity of the directors required to retire by rotation, those directors required to retire as a result of their initial appointment by the board and non-executive directors retiring under the ‘nine-year’ provision, are not taken into account. In each case, the retiring directors may offer themselves for reappointment by the company’s shareholders at the meeting at which they are required to retire.

120	United Utilities Annual Report & Accounts 2006

Back to Contents

Information for shareholders

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

On 6 July 2005, all the A shares were converted into ordinary shares upon the completion of the two stage rights issue and all references to them are now omitted from the articles of association. All the A shares were converted into ordinary shares at a rate of two-for-one. A Special Resolution was passed at the 2006 annual general meeting such that the articles now contain a number of provisions reflecting the fact that any shares held in treasury shall not rank for dividends or carry voting rights and shall, for certain purposes, be deemed excluded from the company’s issued share capital.

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

All substantive resolutions put to a vote at a general meeting shall be decided on a poll. All other resolutions shall be decided on a show of hands. Every holder of ordinary shares present in person shall on a show of hands have one vote, and every holder of ordinary shares present in person or by proxy shall on a poll have one vote for every ordinary share of which he is the holder. At the 2006 annual general meeting, a Special Resolution was passed so that the articles contain a number of provisions so that proxies may now be submitted either by delivery of a proxy form or by electronic means.

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

There are less stringent requirements for certain categories of interests in shares (‘non-material interests’), for example, interests held by managers of certain collective investment schemes. Non-material interests need only be disclosed when the aggregate of those interests and other interests (other than exempt interests) reaches a threshold of ten per cent of the aggregate nominal value of the share capital concerned. The Companies Act gives a public company power to require persons whom it believes to be, or to have been within the previous three years, interested in its voting shares, to disclose prescribed particulars of those interests. Failure to supply the information required is an offence and may lead to disenfranchisement of the relevant shares and a prohibition on their transfer and on dividend and other payments in respect of them and the issue of additional shares in respect thereof.

Under the ‘Rules Governing Substantial Acquisitions’ of shares, where a person or company acquires 15 per cent or more of the voting rights of a listed company or where an acquisition increases their holding of shares or rights over shares which would amount to an increase in voting rights by a whole percentage point, notification must be given to the company and the London Stock Exchange no later than noon on the business day following the date of acquisition.

United Utilities Annual Report & Accounts 2006	121

Back to Contents

Information for shareholders

Useful information for shareholders continued

General meetings
21 clear days’ written notice is required to be given to shareholders for an annual general meeting or an extraordinary general meeting where a special resolution is to be proposed. Ordinarily, only 14 clear days’ notice is required for an extraordinary general meeting. An annual general meeting can be held at shorter notice provided that all the shareholders entitled to attend and vote agree; and, in the case of an extraordinary general meeting, if shareholders holding 95 per cent in nominal value entitled to attend and vote agree. If a shareholder is unable to attend the general meeting they are entitled to appoint a proxy to vote on their behalf and a corporate body is entitled to appoint a corporate representative to vote on its behalf. The articles of association adopted at the 2005 annual general meeting added a number of provisions which reflect the fact that proxies may be submitted either by delivery of a proxy form or by electronic means either by the company’s registrars or by the CREST proxy appointment service.

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

All shares of the same share class rank pari passu.

Taxation
The following is a summary of the principal US federal and UK tax considerations that are likely to be material to the ownership and disposition of ordinary shares or ADSs by a holder that is a resident of the US for the purposes of the income tax convention which was signed on behalf of the US and the UK on 24 July 2001 and entered into force on 31 March 2003 (the ‘Treaty’) or, in the circumstances described below, the previous income tax convention between the US and the UK (the ‘Old Treaty’) and is fully eligible for benefits thereunder (an ‘eligible US holder’) and satisfies the three conditions set out below. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of ordinary shares or ADSs. In particular, the summary deals only with eligible US holders which hold ordinary shares or ADSs as capital assets, and does not address the tax treatment of investors which are subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, persons that elect mark-to-market treatment, persons that hold ordinary shares or ADSs as part of an integrated investment (including a ‘straddle’) comprised of an ordinary share or ADS and one or more other positions, and persons that own, directly or indirectly, ten per cent or more of the voting stock of the company. This summary is based on the Treaty, the Old Treaty and the tax laws of the US and the UK in effect on the date hereof, which are subject to change.

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

122	United Utilities Annual Report & Accounts 2006

Back to Contents

Information for shareholders

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

Dividends received with respect to the ordinary shares or ADSs will be qualified dividends if United Utilities was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (‘PFIC’). Based on United Utilities’ audited financial statements and relevant market data, United Utilities believes that it was not treated as a PFIC for US federal income tax purposes with respect to its 2004 or 2005 taxable year. In addition, based on United Utilities’ audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, United Utilities does not anticipate becoming a PFIC for its 2006 taxable year.

Taxation of capital gains
United Kingdom
Gain realised by an eligible US holder on the sale or other disposition of ordinary shares or ADSs will not be subject to UK taxation, provided that such shares are not held in connection with a UK branch or agency or (in relation to a corporate holder) a UK permanent establishment.

United States
Gain realised on the sale, exchange or other disposition of ordinary shares or ADSs will be included in income for US tax purposes and will be long-term capital gain if the ordinary shares or ADSs were held for more than one year. The net long-term capital gain recognised by an individual eligible US holder before 1 January 2009 generally is subject to taxation at a maximum rate of 15 per cent.

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

United Utilities Annual Report & Accounts 2006	123

<<

Back to Contents

Information for shareholders

Useful information for shareholders continued

Listing and price history
The principal trading market for the shares of the company is the London Stock Exchange. The ordinary shares have been listed on the London Stock Exchange since 12 December 1989. The American depositary shares (ADSs), each representing two ordinary shares, have been listed on the New York Stock Exchange since 28 January 1998. The ADSs, evidenced by American depositary receipts (ADRs), are issued by JPMorgan Chase Bank, N.A. (JPMorgan), as Depositary under a Deposit Agreement dated 9 June 2006 between the company, JPMorgan Chase Bank, N.A. and the holders from time to time of ADSs.

The table below sets out, for the periods indicated, (i) the highest and lowest middle-market quotations for the ordinary shares (as derived from the Daily Official List of the London Stock Exchange); and (ii) the reported high and low sale prices of the United Utilities ADSs on the New York Stock Exchange.

	London Stock Exchange		New York Stock Exchange
	per ordinary share		per ADS

	High (p)	Low (p)	High (US$)	Low (US$)

Financial year 2002	582.3	499.7	16.95	14.32

Financial year 2003	577.6	476.8	17.98	15.35

Financial year 2004
First quarter	544.3	504.9	18.93	16.57
Second quarter	505.8	454.8	16.90	14.69
Third quarter	511.8	453.8	18.23	15.47
Fourth quarter	525.0	472.5	19.70	17.42

Financial year 2005
First quarter	561.0	518.5	20.62	19.07
Second quarter	558.5	505.0	20.36	18.69
Third quarter	633.0	545.0	25.16	20.13
Fourth quarter	662.5	598.5	25.49	22.96

Financial year 2006
First quarter	685.0	623.5	25.40	23.80
Second quarter	665.0	623.0	24.75	22.34
Third quarter	685.5	612.0	24.44	21.91
Fourth quarter	700.0	651.0	24.96	23.35
December 2005	685.5	645.5	24.44	23.00
January 2006	678.0	651.0	24.46	23.35
February 2006	700.0	679.0	24.71	23.93
March 2006	700.0	674.0	24.96	23.63

Financial year 2007
April 2006	695.5	671.0	24.91	23.90
May 2006	673.0	642.0	25.37	24.48

These share prices have been adjusted for all periods prior to the rights issue using an adjustment factor based on the consideration received from the first stage of the rights issue and assumed proceeds from the second stage, which were received in June 2005. The adjustment factor is 0.8646 calculated using 531.5 pence per ordinary share, being the closing price on 26 August 2003, the date of approval of the rights issue at the extraordinary general meeting. This adjustment reflects the full bonus element of the rights issue which arose at the first stage, as demonstrated by the movement in the share price following the approval of the rights issue at the extraordinary general meeting.

Documents on display in the US
United Utilities is subject to the information requirements of the US Securities Exchange Act of 1934 as amended (the ‘Exchange Act’), and is therefore required to file reports, including annual reports on Form 20-F, and other information with the US Securities and Exchange Commission. These materials, including this annual report and the exhibits to Form 20-F, may be inspected and copied at the Commission’s public reference rooms in Washington, DC, New York, NY and Chicago, Ill. Please call the Commission at +1-800-732-0330 for further information on the public reference rooms. Any filings made electronically will be made available to the public over the internet at the Commission’s website at www.sec.gov.

124	United Utilities Annual Report & Accounts 2006

Back to Contents

Information for shareholders

Other useful information for shareholders
Key events for shareholders
The company is holding its 2006 annual general meeting on Friday 28 July 2006 at the Bridgewater Hall, Manchester, England. The meeting will start at 11.00 a.m. The notice calling the meeting and a full explanation of the resolutions to be proposed at the meeting are set out in the leaflet sent to shareholders with this report.

During the next year, the company will:

•	pay the 2006 final dividend on 25 August 2006;

•	announce the half-year results in December 2006;

•	pay the 2007 interim dividend in February 2007;

•	announce the preliminary full-year results in May/June 2007;

•	publish the combined annual report and accounts and Form 20-F, the stakeholder report and summary financial statement in June 2007; and

•	hold the annual general meeting in July 2007.

Keeping you in the picture
You can find more information about United Utilities quickly and easily on the United Utilities website. In addition to the annual report and accounts, the stakeholder report and other reports, company announcements are also published on the website, including the interim and preliminary results announcements and associated presentations. www.unitedutilities.com/corporatereports

In addition to these reports, the group also publishes in printed form a wide range of reports, leaflets and factsheets about aspects of its businesses. You can get more information about them from Gaynor Kenyon, group director of communications, at Dawson House, Great Sankey, Warrington WA5 3LW (telephone: +44 (0) 1925 237000; email: gaynor.kenyon@uuplc.co.uk).

Copies of the separate regulatory accounts for the year ended 31 March 2006 for the licensed water and electricity businesses, which are required to be given to the water and energy regulators, are available free of charge. If you would like copies please contact Jonathan Williams in the group secretariat on +44 (0) 1925 237000, or alternatively they are available on the website.

Enquiring about your shareholding
If you want to ask about your shareholding, or need any information, please contact the company’s registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA (telephone: +44 (0) 870 600 3971 or textphone for shareholders with hearing difficulties: +44 (0) 870 600 3950).

The registrar’s website allows shareholders with internet access to view details of their shareholdings and dividends, to vote at general meetings and to register to receive communications electronically. You can use the tools on the website to value your portfolio by reference to a recent market price and, if you wish, sell your shares online. To register with Shareview go to www.shareview.co.uk, click on ‘Create a portfolio’ and follow the onscreen registration process using the eight-digit account number on the enclosed proxy form.

If you have received more than one copy of this document, you may have more than one account in your name on the register of members. To merge your holdings, please write to Lloyds TSB Registrars at the above address, giving details of the accounts concerned and how you want them to be merged.

Paying your dividends direct to your account
The registrars pay dividends direct to a shareholder’s bank or building society account through the BACS (Bankers’ Automated Clearing Service) system. If you have not already arranged for your dividends to be paid direct to your bank or building society account and you want to do so, please contact the company’s registrar, at the address above.

Dealing in United Utilities’ shares cost effectively
You can now buy or sell our ordinary shares using Lloyds TSB Registrars’ low cost share dealing service (telephone: +44 (0) 870 850 0852) or deal online at www.shareview.co.uk/dealing

Holding your shares tax efficiently
The United Utilities’ single company ISA (a Maxi or Mini shares-only individual savings account), managed by Lloyds TSB Registrars, offers a tax-efficient way of holding United Utilities’ shares. To get more information, please ring +44 (0) 870 24 24 244 stating that you are a United Utilities shareholder.

Donating shares to the ShareGift scheme
Many shareholders can find themselves owning parcels of shares so small that it would cost more to sell them than they are worth. The ShareGift scheme, a registered charity administered by The Orr Mackintosh Foundation, allows you to donate shares to the Foundation which aggregates them, sells them when possible and donates the proceeds to a growing list of charities. If you would like further information, write to The Orr Mackintosh Foundation, 46 Grosvenor Street, London, W1K 3HN (telephone: +44 (0) 20 7337 0501), or visit the scheme’s website at www.sharegift.org

United Utilities Annual Report & Accounts 2006	125

Back to Contents

Information for shareholders

Useful information for shareholders continued

Enquiring about the American listing
United Utilities’ shares are listed on the New York Stock Exchange in the form of American depositary shares (ADS), evidenced by American depositary receipts (ADR), and trade under the symbol UU. Each ADS represents two shares. JPMorgan Chase Bank, N.A. is the depositary and its address for enquiries is JPMorgan Chase Bank, N.A., JPMorgan Service Center, PO Box 3408, South Hackensack, NJ 07606 3408. Telephone: (800) 900 1135 (US toll free) or outside the US, +1 (201) 680 6630 or visit the website at www.adr.com/shareholder

ADR holders can get a copy of the annual report on Form 20-F, which is filed with the Securities and Exchange Commission in the USA from JPMorgan Chase Bank, N.A. Other shareholders can obtain a copy of the annual report on Form 20-F from Jonathan Williams in the group secretariat on +44 (0)1925 237000, or alternatively the report is available on the website. The combined annual report and form 20-F is filed with the Securities and Exchange Commission in the USA and can be found on its website at www.sec.gov

Avoiding unsolicited mail
The company is legally obliged to make its register of members available to other organisations. Because of this, you may receive mail you have not asked for. If you want to limit the amount of personally addressed unsolicited mail you receive, and you have a UK registered address, please write to the Mailing Preference Service, MPS Freepost LON20771, London W1E 0ZT, or register by telephoning +44 (0) 845 703 4599 or online at www.mpsonline.org.uk

If you have any further questions about your dividend or shareholding, please call the helpline on +44 (0) 870 600 3971 or visit the website. www.unitedutilities.com

126	United Utilities Annual Report & Accounts 2006

Back to Contents

Information for shareholers

Glossary

A shares	Common stock/share of 50 pence each

Allotted	Issued

Called-up share capital	Ordinary and A shares, issued and fully paid

Non-current liabilities	Long-term liabilities

Depreciation	Amortisation

Finance lease	Capital lease

Employee share option	Employee stock option

Shareholders’ equity	Stockholders’ equity

Financial year	Fiscal year

Non-current asset investments	Long-term investments

Freehold	Ownership with absolute rights in perpetuity

Freehold land	Land owned

Gearing	Leverage

Investment income	Interest income

Finance expense	Interest expense

Nominal value	Par value

Ordinary share	Common stock/share of £1.00 each

Pension scheme	Pension plan

Profit	Income (or earnings)

Reserves	Stockholders’ equity other than capital stock

Share capital	Shares, capital stock or common stock issued and fully paid

Share premium account	Premiums paid in excess of par value

Shares	Unless further defined, both A shares and ordinary shares together

Shares in issue	Shares outstanding

United Utilities Annual Report & Accounts 2006	127

ITEM 19 – EXHIBITS

1.1 The articles of association of United Utilities PLC adopted at the annual general meeting on 29 July 2005.

2.1 The deposit agreement between United Utilities PLC, J P Morgan and the owners and holders from time to time of American Depositary Receipts issued under the Deposit Agreement previously filed as an exhibit to the Registration Statement on Form F-6, Registration No. 333-8238. The Form F-6 filed for the programme was declared effective by the SEC on June 9th.

2.2 Amended and restated trust deed dated 23 November 2005 relating to the €5 billion (Euro 5,000,000,000) medium-term note programme between United Utilities PLC, United Utilities Electricity PLC, United Utilities Water PLC and the Law Debenture Trust Corporation p.l.c.

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

4.1 Instrument of appointment by the Secretary of State for the Environment of North West Water Limited (now called United Utilities Water) as a water and sewerage undertaker under the Water Act 1989 updated as at 14 July 2005.

4.2 Modification of condition N of the conditions of appointment of every Water Undertaker and every Water and Sewerage Undertaker in England and Wales made on 20 September 2005 and coming into effect on 1 October 2005.

4.3 Modification of the conditions of appointment of all Water and Sewerage Undertakers and all Water Undertakersmade on 11 September 2005 and coming into effect on 15 September 2005.

4.4 Electricity Distribution Licence – standard conditions previously filed as an exhibit to United Utilities PLC’s Annual Report on Form 20-F on 3 June 2005 and incorporated by reference into this Form 20-F.

4.5 Electricity Distribution Licence for Norweb plc (now called United Utilities Electricity) – standard licence conditions from 1 April 2005 previously filed as an exhibit to United Utilities PLC’s Annual Report on Form 20-F on 3 June 2005 and incorporated by reference into this Form 20-F.

4.6 Notice under Section 11A (2) & (3) of the Electricity Act 1989, proposing to modify the Electricity Distribution Licence previously filed as an exhibit to United Utilities PLC’s Annual Report on Form 20-F on 3 June 2005 and incorporated by reference into this Form 20-F.

4.7 Electricity Distribution Licence for United Utilities Electricity PLC amendment to special licence conditions effective 1 April 2005 previously filed as an exhibit to United Utilities PLC’s Annual Report on Form 20-F on 3 June 2005 and incorporated by reference into this Form 20-F.

4.8 Notice dated 23 November 2005 under the Electricity Act 1989 regarding the modification of standard condition 4C of all the electricity distribution licences granted or treated as granted under sections 6(1)(c) of the Electricity Act 1989.

4.9 Letter on behalf of the Secretary of State for Trade and Industry dated 31 January 2006 modifying the standard licence condition 3 in accordance with section 177(1) if the Energy Act 2004.

4.10 Notice dated 22 February 2006 to all holders of an electricity distribution licence regarding the modification of, and reasons for the decision to modify, the standard conditions of electricity distribution licences in accordance with the Electricity Act 1989.

4.11 Notification dated 5 April 2006 under section 11A of the Electricity Act 1989 modifying the standard conditions of electricity distribution licences.

4.12 Trust deed by and between United Utilities Electricity PLC and the Law Debenture Trust Corporation p.l.c. dated 3 August 1995 previously filed as an exhibit to United Utilities PLC’s Annual Report on Form 20-F on 25 June 2004 and incorporated by reference into this Form 20-F.

4.13 Indenture dated 17 June 2003 by and between United Utilities PLC and Deutsche Bank Trust Company Americas, previously filed on Form 6-K on 17 June 2003 and incorporated by reference into this Form 20-F.

4.14 Indenture dated 25 March 1998 by and between United Utilities PLC and Marine Midland Bank, previously filed as an exhibit to the registration statement on Form F-1 filed on 16 March 1998 and amended on 20 March 1998, and incorporated by reference into this Form 20-F.

4.15 Two indentures dated 28 July 1998 by and between United Utilities PLC and Marine Midland Bank, previously filed as an exhibit to the registration statement on Form F-1 filed on 17 July 1998 and amended on July 21 1998, and incorporated by reference into this Form 20-F.

4.15 Executive directors’ service contracts for Simon Batey and Gordon Waters, previously filed as an exhibit to United Utilities PLC’s Annual Report on Form 20-F on 9 June 2003 and incorporated by reference into this Form 20-F.

4.16 Executive director’s service contract for Charlie Cornish previously filed as an exhibit to United Utilities PLC’s Annual Report on Form 20-F on 25 June 2004 and incorporated by reference into this Form 20-F.

4.17 Executive director’s service contract for Tom Drury previously filed as an exhibit to United Utilities PLC’s Annual Report on Form 20-F on 3 June 2005 and incorporated by reference into this Form 20-F.

4.18 Executive director’s service contract for Phillip Green.

4.19 Rules of the United Utilities PLC Performance Share Plan previously filed as an exhibit to United Utilities PLC’s Annual Report on Form 20-F on 3 June 2005 and incorporated by reference into this Form 20-F.

4.20 Rules of the United Utilities International Performance Share Plan previously filed as an exhibit to United Utilities PLC’s Annual Report on Form 20-F on 3 June 2005 and incorporated by reference into this Form 20-F.

7.1 Calculation of Ratio of Earnings to Fixed Charges.

8.1 A list of all principal operating subsidiaries is contained in note 13 to the consolidated financial statements.

9.1 Consent of Deloitte & Touche LLP.

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

/s/…Philip Green
Philip Nevill Green
Chief executive officer
Dated: 15 June 2006